7/15

[redacted]

08003794

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Travelsky Technology Ltd

*CURRENT ADDRESS

PROCESSED
JUL 17 2008
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34687 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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OICF/BY: dw

DAT : 7/16/08

中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)



2007 Annual Report

CONTENTS


HU 7129

CORPORATE PROFILE

TravelSky Technology Limited (the "Company", or including its subsidiaries, the "Group") is the dominant provider of information technology solutions for China's aviation and travel industry. The Group has been devoted to developing leading products and services that satisfy the needs of all the industry participants — ranging from commercial airlines, airports and air travel products and services suppliers to travel agencies, corporate clients, travelers and cargo shippers — to conduct electronic transactions and manage the demand for travel-related information. The core businesses of the Company include aviation information technology service, distribution of information technology service, etc..

The Company was incorporated in the People's Republic of China (the "PRC" or "China") on October 18, 2000 and has a controlling equity interest in each of the following subsidiaries: TravelSky Technology (Hong Kong) Limited, TravelSky Technology (Singapore) Limited, TravelSky Technology (Korea) Limited, TravelSky Technology (Japan) Limited, Hainan Civil Aviation Cares Co., Ltd., Cares Shenzhen Co., Ltd., Cares Hubei Co., Ltd., Cares Chongqing Information Technology Co., Ltd., Aviation Cares of Yunnan Information Co., Ltd., Civil Aviation Cares of Xiamen Ltd., Civil Aviation Cares of Qingdao Ltd., Civil Aviation Cares Technology of Xi'an Ltd., Civil Aviation Cares Technology of Xinjiang Ltd. and InfoSky Technology Co., Ltd.. The Company also holds an equity interest in each of the following associated companies: Shanghai Civil Aviation East China Cares System Integration Co., Ltd., Shenyang Civil Aviation Cares of Northeast China, Ltd., Aviation Cares of Southwest Chengdu, Ltd., Heilongjiang TravelSky Airport Technology Limited, Yunnan TravelSky Airport Technology Limited, Shanghai Dongmei Aviation Tourism Online Co., Ltd , Dalian TravelSky Airport Technology Limited , Hebei TravelSky Airport Technology Limited and Guangzhou Airport AirSpan Information Technology Co. Ltd.

The Group had 2,629 employees as of December 31, 2007.

The H shares of the Company were listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on February 7, 2001. The current largest shareholder of the Company is China TravelSky Holding Company ("CTHC"), which holds an equity interest of approximately 22.3% in the Company. A total of approximately 42.7% of the equity interest in the Company is held by 14 Chinese commercial airlines, including the holding companies of the three largest Chinese commercial airlines, namely, China Southern Air Holding Company, China Eastern Air Holding Company and China National Aviation Holding Company. The remaining 35.0% of the equity interest in the Company is held by holders of its H shares.

The Company established a Sponsored Level I American Depositary Receipt Programme. American depositary shares under the programme commenced trading on the U.S. over-the-counter market on December 27, 2002.



FINANCIAL HIGHLIGHTS


630,989
529,647
515,587
449,181
242,541
2003
2004
2005
2006
2007

Profit Attributable to Equity Holders of the Company *(RMB'000)*


0.36
0.30
0.29
0.25
0.14
2003
2004
2005
2006
2007

Earnings Per Share, Basic and Diluted *(RMB)*


4,951,253
4,426,018
4,107,601
3,750,889
3,376,223
2003
2004
2005
2006
2007

Total Assets *(RMB'000)*

FINANCIAL HIGHLIGHTS


2,001,903
1,711,705
1,496,784
1,282,850
893,618
Data Network and Others
Aviation information technology service
2003
2004
2005
2006
2007

Total Revenues *(RMB'000)*


718,591
627,942
594,757
499,598
272,345
2003
2004
2005
2006
2007

Profit Before Taxation *(RMB'000)*


892,200
789,500
723,800
628,800
386,900
2003
2004
2005
2006
2007

Earnings before interests and tax,
depreciation and amortization *(RMB'000)*

CHAIRMAN'S STATEMENT

Dear Shareholders,

Subsequent to the bookings processed by our electronic travel distribution ("ETD") system breaking through 100 million benchmark for the first time in 2004, the number of bookings processed by the ETD system in 2007 surpassed 200 million to 204.4 million. Having maintained such rapid momentum, the operating status and the financial performance have been satisfactory.

Looking forward, though risk factors such as global economic slowdown projected to be triggered by the US subprime crisis and domestic inflation resulting from factors such as the rise of foodstuff price will inevitably cause unfavorable impacts on investment, consumption, imports and exports, it is expected that China's economy will continue to grow rapidly. Driven by the robust development of China's economy and the stimulation on business trip and leisure travel by the forthcoming Beijing Olympic Games, I believe China's aviation industry will continue to be prosperous.

At present, amidst the progress of information and industrialization integration, information technology is becoming the driving force of optimization and upgrade of industrial structure, realization of economic growth mode transformation as well as the development of the new-type industrialization with Chinese characteristics. As the aviation and travel industry is one of the key component of the national economy, under the impetus of gradual deregulations, pro-competition industry policies and extensive application of open platform technologies and the internet, participants of the industry are more reliant on information technology to strive for more effective allocation of core resources, promote the transition in the mode of operational management and marketing, and strengthen compound competitiveness, so as to cater for the development trend of forming networks and alliances in the industry, and to cope with the increasingly fierce international and domestic competitions for sustainable development, thereby pushing ahead the rationalization and upgrades of structure of the industry.

CHAIRMAN'S STATEMENT

Originated from the vigorous information technology field and serving in the prosperous aviation and travel industry, the Group is devoting itself to be a leading information technology and business service provider with core competitiveness and a top-notch internationally competitive company in the principle of consolidating its dominant position in China and Asian markets. Heading towards this development goal, based on the core aviation passenger businesses, the Group will build its new operation centre, develop new generation aviation passenger service system, broaden its aviation cargo logistics information services as well as the e-commerce business for terminal passengers, reinforce the establishment of regional market system, and enhance the services for overseas clients to gradually execute the strategy of strengthening and expanding enterprise by going to the outside world.

For the above purposes, embarking on such crucial year of strategic adjustment and planning as 2008, the Group will place emphasis on the following: keep on increasing input into infrastructure, and also level up the security level through technology innovation and security management, in order to ensure information security of aviation passengers during the Olympic; apart from devoting further effort in improving and developing the existing systems, speed up the construction of the new generation aviation passenger service system and increase self-innovation capability with the principle of self-development, gradual improvement and openness to reach the aims of advanced system function, flexible technology structure and lower operating costs; continue to optimize technology, products, business and customer service to coordinate a unified integrated market service systems, and strengthen the service ability especially in the overseas market so as to strive to preserve and expand market share and scale of core businesses; fully capitalize on the support of capital operation to entities' businesses, actively enlarge the aviation cargo logistics information service and e-commerce services of online/offline travel products distribution including hotels, air-tickets with the target at terminal passengers, so as to create new sources of growth in income; persist in the human-oriented notion, optimize internal management system and workflow, introduce the equity incentive plan when appropriate, reinforce risk management, enhance the Company's governance, innovate the enterprise culture and increase the operation efficiency of the Group unceasingly.

Finally, I would like to thank every shareholders, investors, clients, directors and supervisors for their trust and support. I believe with the effort and diligence of our staffs, the Group should be able to achieve the set development goal to create value for all shareholders constantly.

Sun Yongtao
Acting Chairman

March 28, 2008

BUSINESS REVIEW

As the leading provider of information technology solutions for the China's aviation and travel industry, the Company stands at a core tache along the value chain of China's aviation and travel service distribution. While the Company provides advanced aviation information technology and its extended services to the Chinese commercial airlines, it also distributes commercial airlines products and services to travel agents, travel service distributors, ticketing offices, corporate clients and individual consumers, and is taking a leading role in provision of information technology solutions. With more than two decades of continuous development, the Company has preliminarily built up relatively comprehensive product lines of information technology services with strong functionalities, to satisfy the needs of all the industry participants ranging from commercial airlines, airports, travel products and service suppliers to travel agents, travel service distributors, corporate clients, travelers and cargo shippers. Through the product lines, the Company helped these industry participants to broaden their core business, improve their service quality and enhance their operational efficiency.

AVIATION INFORMATION TECHNOLOGY SERVICE

The Company's aviation information technology ("AIT") services, which consist of series of products and solutions, are provided to Chinese commercial airlines and over 300 foreign and regional commercial airlines. The AIT services comprise electronic travel distribution ("ETD") service (including Inventory Control System ("ICS") service, Computer Reservation System ("CRS") service) and Airport Passenger Processing ("APP") service, as well as other extended information technology solutions related to the above core businesses, including but not limited to, product service to support aviation alliance, solutions for developing commercial airlines' e-ticket and ecommerce, data service to support decisions of commercial airlines as well as information technology solutions to improve ground operational efficiency of commercial airlines and airports. Comparing with Year 2006, revenue generated from the AIT services in Year 2007 increased by approximately 14.8% to approximately RMB1,601.2 million, representing approximately 80.0% of the Group's total revenue.

As expected, China is on the way heading for the aviation market with fastest development and enormous development potential globally, amid the rapidly growing domestic economy, the accelerated mobility of productive elements, and the booming business trips and leisure travel. Thanks to the strong growth in aviation industry of the PRC, as the dominant supplier of information technology solutions in the PRC aviation and travel industry, the Company's ETD system surpassed 200 million bookings and processed approximately 204.4 million bookings on domestic and overseas commercial airlines in 2007, representing an increase of approximately 18.2% over Year 2006. Among which, bookings on Chinese commercial airlines increased by approximately 18.0%, while that on foreign and regional commercial airlines increased by approximately 22.0%.

BUSINESS REVIEW

Recently, the increasingly internationalized PRC aviation market has been spurred into intensifying competitions driven by the "Sky Opening" concept and under the deregulating and pro-competition industry policies. The Group has been focusing on product lines like seat management, distribution information technology solutions and fare solutions for commercial airlines and improving its AIT and extended services, to meet commercial airlines' needs of information technology solutions for strengthening network and hub construction, dedicating themselves to alliances and co-operation, improving electronic direct-sale ability, diversifying products and service and enhancing profitability. In 2007, the Company continued perfecting and promoting its systems of BSP (Billing and Settlement Plan) electronic ticketing, Airline Direct-sale electronic ticketing and Airline Online electronic ticketing. While meeting the needs in the Interline Electronic Ticketing (IET) between Chinese commercial airlines and major foreign and regional commercial airlines, the Company also provided technology support for 36 foreign and regional commercial airlines such as American Airlines and Deutsche Lufthansa AG to sell e-tickets. E-tickets sold by Chinese commercial airlines using the Company's electronic ticketing system amounted to approximately 152.1 million segments, representing 91.2% of flight bookings by the end of 2007. With the technology support by the Company in 2007, Air China Limited and Shanghai Airlines Company Limited and China Southern Airlines Company Limited respectively joined Star Alliance and SkyTeam smoothly, paving the way for capitalizing on alliance value and earning improvement. In 2007, the Company continued perfecting and promoting air fare solution. The domestic fares auto display, auto computation and electronic fare checking products developed by the Company have been widely used in Chinese commercial airlines, together with a progress in international fare display and calculation. With the joining of 25 additional foreign and regional commercial airlines including Lufthansa German Airlines, Air France and British Airways, the number of foreign and regional commercial airlines with direct links with the Company's CRS increased to 57 in 2007 with the direct-sale percentage over 93.1%, thus considerably increasing the Company's ability to resist market risks.

In 2007, the Company continued to provide value-added service for commercial airlines and airports and boost simplified business activity focusing on its APP system. The Company's self-developed Common Use Self Service (CUSS) system which meets the IATA standard was also installed in five airports including Guangzhou and Shenyang after the installation in airports like Kunming Airport. The self-developed online check-in products, transfer management system and airline ground operation management system were also successively used, effectively improving ground services of commercial airlines and airport. The Company installed and upgraded the new generation APP front system ("NewAPP") in top 50 airports in terms of throughput in China, thus further securing its leading position in the market. In 2007, the Company made continuous efforts in promoting the APP system and its operations in overseas or regional airports to assist Chinese commercial airlines in providing transfer and through check-in services, and passenger departures processed amounted to approximately 5.3 million. With the joining of KLM Royal Dutch Airlines and Singapore Airlines, the number of foreign and regional commercial airlines using the Company's APP system increased to 37, and passenger departures processed amounted to approximately 2.8 million.

BUSINESS REVIEW

While playing the advantages of powerful mainframe capacity, flexible research and development on open platforms and technologies, and quick response, the Group's new generation aviation passenger service system ("the system") aims to achieve smooth transition of system functions at low operation cost by focusing on passengers and adopting service-oriented architecture ("SOA"), so as to support the sustainable development of commercial airlines' businesses and in line with the development trend of aviation and travel industry. In 2007, the Group embarked on the planning and demonstration of the system with a progress in technological preparation, based on the strengthened research on the industry development and information technology trend to clarify the system's developing thoughts.

DISTRIBUTION INFORMATION TECHNOLOGY SERVICE

The Group's travel distribution network comprises approximately 52,400 sales terminals owned by more than 6,580 travel agencies or travel service distributors, with high-level networking and direct links to all Global Distribution System around the world and 57 foreign and regional commercial airlines through SITA networks, covering over 400 domestic and overseas cities. The Group rendered technology support and localised services to travel agencies and travel service distributors through more than 30 local distribution centers across China and overseas distribution centers in Hong Kong and others, the network processed over 140.7 million transactions during the year with transaction amounting to over RMB181.7 billion.

The Group continued to strengthen the product line of distribution information technology in 2007, aiming to delivering more diversified and up-to-date content to travel agencies and travel service distributors, so as to support their flexible distribution modes and convenient operation flows. Addressing travel service distributors' demands for interface products, a common front business system was developed which improved its compatibility with other business systems. In view of middle and large scale distributors' demands on back-office management software, comprehensive business platform products were designed and developed to support them in managing customer data, publishing sales policies and so on, thus improving their operational efficiency. After the strategic cooperation in 2005 with American Express, one of the largest global business travel management companies, in 2007, the Company also entered into agreement with another large business travel management company, Carlson Wagonlit, to provide comprehensive information technology solutions for its business development.

TRAVEL PRODUCT DISTRIBUTION SERVICE

The continuous booming inbound and outbound travel as well as domestic travel market of China in recent years, further fuelled by the Beijing 2008 Olympic Games which is as an important drive to China's travel industry, have provided a favourable opportunity for the Group to expand its travel product distribution services including hotel reservation, "hotel + air ticket" packages, car rental and business trip insurance products. In 2007, the Group kept perfecting the hotel distribution system to actively cooperate with the travel product providers and travel service distributors. The Company successfully distributed 429,000 hotels' room-nights, which is of 1.9 times as compared with the corresponding period last year.

BUSINESS REVIEW

INFORMATION TECHNOLOGY INTEGRATION SERVICE

In 2007, capturing opportunities arising from the demands for China's aviation information safety, the Group vigorously expanded its information technology integration service. While developing information management system APSIS (Aviation Passenger Security Information System) for terminal 3 of the Beijing Capital Airport, the Group also assisted governmental security departments of Chongqing and Shenzhen in completion of certain information technology integration projects.

INFRASTRUCTURE

The Group's infrastructure serves its business continuity for development. Its objectives are to ensure safety, satisfy the needs of business development, adjust system structure and optimize resource allocation by making full use of available technologies, business and management instruments, so as to improve operating reliability and interference resisting ability with lowered operating expenses.

To meet the needs for system operation safety and emergency assurance availability from fast growing businesses and new business development in 2007, the Group continuously carried out technological renovations on infrastructure to profit from providing aviation passenger information security service for the coming Beijing Olympic Games. System performance, processing capacity and safeguarding capability were improved with efforts to expand mainframe and open platform resources, build up mainframe and open platform backup systems, perfect NewAPP backup system, strengthen each step of business data network, and improve machine room environment and power supply. In 2007, the availability ratios of the Company's ICS, CRS and APP mainframe systems were approximately 99.9%, 99.9% and 99.9% respectively.

FINANCIAL REVIEW

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial information of the Group contained in the financial statements (together with the notes thereto) reproduced in this annual report. The financial statements have been prepared in accordance with International Financial Reporting Standards. The following discussions on the synopsis of historical results do not represent a prediction as to the future business operations of the Group.

OVERVIEW

For Year 2007, profit before taxation of the Group was approximately RMB718.6 million, representing an increase of approximately 14.4% over that in the year ended December 31, 2006 ("Year 2006"). Earnings before interests, tax, depreciation and amortization (EBITDA) reached approximately RMB892.2 million, representing an increase of approximately 13.0% over that in Year 2006. Profit attributable to equity holders of the Company was approximately RMB631.0 million, an increase of approximately 22.4% over that in Year 2006 was mainly due to the increase of operating profit and the refund of income tax.

The basic and diluted earnings per share of the Group in Year 2007 was RMB0.36.

TOTAL REVENUE

The total revenue of the Group in Year 2007 amounted to approximately RMB2,001.9 million, representing an increase of approximately RMB290.2 million, or 17.0% from approximately RMB1,711.7 million in Year 2006. Such increase was mainly due to the rapid increase in the business volume of the Company's AIT services and the increase of revenue from other business such as the distribution of travel products and information technology integration in 2007. The increase in total revenue is reflected as follows:

- AIT service revenue represented 80.0% of the total revenue of the Group in Year 2007 as compared to 81.5% in Year 2006. AIT service revenue increased by approximately 14.8% to approximately RMB1,601.2 million in Year 2007 from approximately RMB1,395.2 million in Year 2006.

- Data network and other revenue represented 20.0% of the total revenue of the Group in Year 2007 as compared to 18.5% in Year 2006. Data network and other revenue increased by approximately 26.6% to approximately RMB400.7 million in Year 2007 from approximately RMB316.5 million in Year 2006.

FINANCIAL REVIEW

OPERATING EXPENSES

Operating expenses for Year 2007 amounted to RMB1,345.0 million, representing an increase of RMB197.1 million, or 17.2%, from RMB1,147.9 million in Year 2006. The increase in operating expenses reflected the following:

- Depreciation and amortization expenses increased from RMB229.2 million in Year 2006 by 6.1% to RMB243.1 million in Year 2007, mainly due to that the increase in the capital expenditure for Year 2007 led the increase of the depreciation and amortization;

- Staff costs increased by 13.3%, primarily due to an increase in the number of employees in order to support the development of the Group's business;

- Technical support and maintenance fees increased by 54.8%, mainly due to the addition of a large-scale mainframe and network facilities into the Company, which led to corresponding increase of technical support and maintenance fees;

- Commission and promotion expenses increased by 27.8%, primarily because of business development such as APP and hotel reservation and the successful execution of marketing plans; and

- Network usage increased from RMB76.5 million in Year 2006 by 9.2% to RMB83.6 million in Year 2007 mainly due to the expansion of aviation information technology services.

As a result of the above changes in revenue and operating expenses, the operating profit of the Group increased by RMB93.1 million, or 16.5%, to RMB656.9 million in Year 2007 from RMB563.8 million in Year 2006.

FINANCIAL REVIEW

ENTERPRISE INCOME TAX

The Company, registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park, has been approved by the Haidian State Tax Bureau an enterprise income tax rate of 15% was effective from January 1, 2006.

As stated in the Company's announcement issued on January 31, 2007, the Company was recognized as one of the "Important Software Enterprises under the National Planning Layout" ("Important Software Enterprises") in 2006. According to relevant regulations, recognized Important Software Enterprises which are not in their tax holiday period are entitled to an EIT preferential tax rate of 10% in the relevant year. Accordingly, the Company, recognized as one of 2006 Important Software Enterprises is entitled to enjoy the above EIT preferential tax rate in the financial year ended December 31, 2006. The Company has already paid EIT at the rate of 15% for the financial year ended December 31, 2006. According to the related regulations, the EIT paid by the Company for the financial year ended December 31, 2006 over the preferential tax rate of 10% will be refunded to the Company in the subsequent year. Its impact was accounted for in 2007 financial statements accordingly.

In Year 2007, the Company had paid the enterprise income tax for the financial year ended December, 31 2007 at a rate of 15%. As mentioned in the Company's announcement published on March,13 2008, the Company was once again recognized as one of the "Important Software Enterprises" in 2007. According to the related regulations, the difference between the enterprise income taxes levied at the rate of 15% and that at the rate of 10% in 2007 will be refunded to the Company in 2008. The refund will be accounted for in subsequent financial statements when the refund occurs.

PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

As a result of the above factors, the profit attributable to equity holders of the Company increased by approximately 22.4% to approximately RMB631.0 million in Year 2007 from approximately RMB515.6 million in Year 2006.

RESERVES AVAILABLE FOR DISTRIBUTION

After the appropriation of the statutory surplus reserve fund and the discretionary surplus reserve fund from the profit attributable to shareholders as reflected in the statutory financial statements prepared separately under PRC Accounting Standards and regulations, the reserves available for distribution as at December 31, 2007, as stated in Note 33 to the financial statements, amounted to RMB959.6 million.

FINANCIAL REVIEW

DIVIDEND

On March 28, 2008, the Board recommended a final cash dividend of RMB0.13 per share for Year 2007, amounting to RMB230,920,950. After the distribution of the above dividend declared, the retained earnings available for distribution as at December 31, 2007 would be approximately RMB728.6 million (2006: RMB592.5 million).

LIQUIDITY AND CAPITAL STRUCTURE

The following table summarizes the cash flows of the Group for the years presented:

	For the year ended December 31	
	2007	2006
	(RMB in million)	*(RMB in million)*
Net cash generated from operating activities	**720.6**	650.9
Net cash used in investing activities	**(467.12)**	(42.1)
Net cash used in financing activities	**(256.7)**	(217.3)
Effect of foreign exchange rate changes on cash and cash equivalents	**(20.8)**	(15.2)
Net increase (decrease) in cash and cash equivalents	**(24.0)**	376.3

The Group's working capital for Year 2007 mainly came from operating activities. Net cash inflow from operating activities amounted to RMB720.6 million.

In Year 2007, the Group had no short-term and long-term bank loans, and the Group did not use any financial instruments for hedging purposes.

As at December 31, 2007, cash and cash equivalents of the Group amounted to RMB1,209.2 million, of which approximately 90.5%, 6.5% and 2.6% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively.

FINANCIAL REVIEW

HELD-TO-MATURITY FINANCIAL ASSETS

As at December 31, 2007, the Group held RMB100 million treasury bonds of China with an interest rate of 3% per annum. The maturity date of the treasury bonds is on December 18, 2008.

CHARGE ON ASSETS

As at December 31, 2007, the Group had no charge on its assets.

CAPITAL EXPENDITURE

The capital expenditure of the Group amounted to approximately RMB623.8 million in Year 2007, representing an increase of approximately RMB464.5 million as compared to that of approximately RMB159.3 million in Year 2006. The capital expenditure of the Group in Year 2007 consisted principally of purchase of hardware, software and infrastructure in accordance with the Group's business strategies.

The Board estimates that the Group's planned capital expenditure for year 2008 will amount to approximately RMB1,372.0 million, which is mainly for construction of new operating centre in Beijing and development and gradual implementation of the new generation aviation passenger service system and other new businesses. The sources of funding for the capital expenditure commitments will include internal cash flow generated from operations. The Board estimates that the sources of funding of the Group in year 2008 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

EXCHANGE RISKS

The Group's foreign exchange risk arises from commercial transactions and recognised assets and liabilities. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

GEARING RATIO

As at December 31, 2007, the gearing ratio of the Group was approximately 10.8% (2006: 10.3%), which was computed by dividing the total amount of liabilities by the total assets of the Group as at December 31, 2007.

FINANCIAL REVIEW

CONTINGENT LIABILITIES

As at December 31, 2007, the Group had no material contingent liabilities.

EMPLOYEES

As at December 31, 2007, the total number of employees of the Group was 2,629. Staff costs amounted to approximately RMB271.7 million for Year 2007, representing approximately 20.2% of the total operating cost of the Group for Year 2007.

The remuneration of the employees of the Group (including Executive Directors and Staff Representative Supervisors) includes salaries, bonuses and other fringe benefits. The Group has different rates of remuneration for different employees (including Executive Directors and Staff Representative Supervisors), according to their performance, experience, position and other factors in compliance with the relevant PRC laws and regulations. Currently, none of the Non-executive Directors receive any remuneration. Nevertheless, any reasonable expenses incurred by the Non-executive Directors during their service period will be borne by the Company. Independent Non-executive Directors do receive remuneration from the Company, which is determined by reference to the prevailing market price, and that any reasonable expenses incurred by Independent Non-executive Directors during their service period will be borne by the Company.

In Year 2007, the Group continued to provide its employees with opportunities to acquire skills in relation to the aviation and travel industry, computer technologies and business administration and provide training on the latest development in areas such as computer technologies, personal development, laws, regulations and economics.

BASIC MEDICAL INSURANCE REGULATION

On February 20, 2001, the People's Government of the Municipality of Beijing in the PRC promulgated the "Basic Medical Insurance Regulation for the Municipality of Beijing" (the "Regulation"). Given the fact that relevant regulations concerning employees' medical insurance must be applied according to the policies applicable to the place in which a company is located, the head office of the Company in Beijing implemented the Regulation from September 1, 2002 onwards. For Year 2007, the Company incurred a total amount of RMB8,972,092 (a total amount of RMB7,162,909 was incurred in Year 2006) pursuant to the Regulation. The Board believes that by implementing the Regulation, the financial position of the Company has not been materially affected.

CORPORATE GOVERNANCE REPORT

The Board (the "Board"), Supervisory Committee and Senior Management of the Company are committed to implementing effective corporate governance policies to ensure that all decisions are made in good faith and in accordance with the principles of transparency, fairness and integrity. With necessary and effective counterbalance, the Company continues to improve its corporate governance structure, so as to raise the quality of supervision and management, and to meet the expectation of its shareholders and related parties.

CORPORATE GOVERNANCE PRACTICE

In compliance with Company Law of the People's Republic of China and the Articles, the Company has regulated its operations and provided information of the Company to all market participants and regulatory authorities on a timely, accurate, complete and true basis, aiming to enhance its transparency. The Board has adopted the code provisions as stipulated in "Code of Corporate Governance Practices" (the "Code") in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") as the Company's code of corporate governance practices from 2005.

As stated in Corporate Governance Report in 2006 Annual Report of the Company, the Company deviated from code provisions A.1.1 and C.2.1 of the Code in 2006. In 2007, the Company actively improved the situation and the Board held a total of five meetings. The Board also reviewed the Group's internal control system, which includes the functions of finance, operation and compliance control and risk management, and its effectiveness. The Board believes that the Group's internal control system was basically effective and sufficient.

In 2007, the Company has fully complied with the Code except the code provisions D.1.1 and D.1.2. The Company has set out the respective duties of the Board and the General Manager in the Articles. However, the Company has not formulated specific guidelines in respect of other duties of the management and authority delegated to the management, which deviates from code provisions D.1.1 and D.1.2 of the Code. The Board is of the opinion that the current management does not prejudice the interests of the Company. The Board is also considering to set out explicitly the duties of the management in the process of improving the Company's internal control system.

CORPORATE GOVERNANCE REPORT

SECURITIES TRANSACTIONS OF DIRECTORS

Each director ("Director") of the Company has fulfilled their duties in a conscientious, diligent and honest manner. The Company has adopted the "Model Code for Securities Transactions by Directors of Listed Issuers" ("Model Code") as set out in Appendix 10 to the Listing Rules, requesting all Directors to carry out securities transactions in accordance with the Model Code. Having made specific enquiries of all Directors, no Director failed to comply with the relevant requirements of the Model Code in 2007.

THE BOARD

The Board is responsible to lead and monitor the Company, and to collectively make decision on and supervise the operation of the Company.

In 2007, the Board is responsible to prepare accounts for each financial period to ensure them to reflect the Group's business, results and cash flow during the period in accurate and fair manner. In compiling the accounts for 2007, the Board has adopted the International Financial Reporting Standard ("IFRS") and selected the appropriate accounting policy to make prudent and reasonable judgments and estimations, and prepared accounts on ongoing concern basis. The Directors accept responsibilities for the preparation of the Group's financial statements. In 2007, the Board announced annual results for 2006 and interim results for 2007 within 120 days and 60 days respectively after the end of the relevant financial periods in accordance with the requirements under the articles of association of the Company.

In 2007, the Board comprises 15 Directors (Refer to the section of "Corporate Information" for the list of members of Directors), of which 4 were Executive Directors and 11 were Non-executive Directors (including 3 Independent Non-executive Directors). Biographies of each of the current Directors are set out on pages 122 to 128. Each of the Directors has extensive experience in aviation, information technology or finance. The appointment of Independent Non-executive Directors is in compliance with the requirements as set out in Rules 3.10(1) and (2) of the Listing Rules. In 2007, Chairman of the Board (Chairman) and Chief Executive Officer (General Manager) were reassumed by Mr. Zhu Yong and Mr. Zhu Xiaoxing respectively.

CORPORATE GOVERNANCE REPORT

The third Board was elected at the extraordinary general meeting of the Company held on January 9, 2007 with the term of office of three years for each Director. Following the approval by Annual General Meeting held on June 5, 2007, Mr. Cao Jianxiong and Mr. Chow Kwok Wah, James resigned from their respective office of a non-executive Director due to arrangement of his other work and an independent non-executive Director for personal reason. Meanwhile, Mr. Luo Chaogeng and Mr. Chua Keng Kim were respectively appointed as a non-executive Director and an independent non-executive Director for a term ending on the expiry date of the term of the third Board.

The three Independent Non-executive Directors, Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui, Mr. Chua Keng Kim and Mr. Chow Kwok Wah, James (resigned on June 5, 2007), have submitted their annual confirmations of independence for 2007 in accordance with Rule 3.13 of the Listing Rules. The Company is in the opinion that all the said Independent Non-executive Directors are in compliance with the guidelines for assessing independence as set out in Rule 3.13 of the Listing Rules. The Independent Non-executive Directors consistently performed their duties in active and prudent manner. Based on the overall interests of the Company, the Independent Non-executive Directors, with their valuable professional experience, have provided guidance for operation management of the Company. Moreover, being the members of the Audit Committee and the Remuneration and Evaluation Committee ("Remuneration Committee"), they have performed their duties in supervising financial reporting procedures and reviewing internal control.

In 2007, the Board held a total of five meetings, with attendance of the meeting of the Board as follows:

Name	Position in the Third Board In 2007	Number of meeting attended *(Times)*	Number of meeting to be attended *(Times)*	Attendance rate
Zhu Yong	Chairman	5	5	100%
Wang Quanhua	Vice-Chairman, Non-executive Director	5 (with 1 attended by other authorised Director on his behalf)	5	100%
Luo Chaogeng	Vice-Chairman, Non-executive Director	3	3	100%
Gong Guokui	Vice-Chairman, Non-executive Director	5	5	100%
Rong Gang	Non-executive Director	5	5	100%
Sun Yongtao	Non-executive Director	5	5	100%
Zhu Xiaoxing	Executive Director, General Manager	5 (with 1 attended by other authorised Director on his behalf)	5	100%

CORPORATE GOVERNANCE REPORT

Name	Position in the Third Board In 2007	Number of meeting attended *(Times)*	Number of meeting to be attended *(Times)*	Attendance rate
Ding Weiping	Executive Director	5	5	100%
Song Jinxiang	Executive Director	5	5	100%
Liu Dejun	Non-executive Director	5	5	100%
Xia Yi	Non-executive Director	5	5	100%
Song Jian	Non-executive Director	5	5	100%
Yick Wing Fat, Simon	Independent Non-executive Director	5	5	100%
Yuan Yaohui	Independent Non-executive Director	5	5	100%
Chua Keng Kim	Independent Non-executive Director	3	3	100%
Cao Jianxiong	Resigned as a Non-executive Director in June 2007	2 (with 2 attended by other authorised Director on his behalf)	2	100%
Chow Kwok Wah, James	Resigned as an Independent Non-executive Director in June 2007	2	2	100%

Despite the explicit regulations on the duties of and the authority delegated to the Board and the General Manager under the Articles, the Board has yet to set out clear guidance on the duties of and the authority delegated to the management, which is partly deviated from code provisions D.1.1 and D.1.2. The Board is of the opinion that the management, where the General Manager being the core leader, when assigned the tasks of handling daily operation and management of the Company, shall not prejudice the interests of the Company. The Board is also considering to set out explicitly the duties of the management in the process of improving the Company's internal control system.

CORPORATE GOVERNANCE REPORT

The Board is accountable to the general meeting in accordance with the Articles and performs the following duties: convening general meeting and reporting its work therein; implementing resolutions passed at the general meeting; confirming business plans and investment plans; preparing the annual budgets and accounts; proposing to shareholders on the distribution of dividends and bonuses as well as increment and decrement of share capital; establishing proposals for amendment of the Articles; deciding other significant affairs and administrative issues of the Company other than issues to be resolved in the general meeting as stipulated in Company Law of the PRC and the Articles, and exercising other power by virtue of office and obligations as delegated by the general meeting and the Articles. It is also stipulated in the Company's Articles that resolutions approved by the Board in connection with the Company's connected transactions are not valid unless they are signed by Independent Non-executive Directors.

According to the Articles, the Board delegates the following duties to the General Manager: to manage the Company's daily production and operation; to coordinate the implementation of the resolutions passed by the Board; to coordinate the implementation of the annual business plans and investment plans; to formulate plans for the internal management framework; to formulate framework plans for the branches of the Company; to establish the basic management system; to formulate the basic constitution; to propose the appointment or dismissal of the Deputy General Manager and Financial Controller of the Company; to appoint or dismiss officers other than those to be appointed or dismissed by the Board; to perform other duties as delegated by the Company's articles of association and the Board.

In addition, the Board authorized the General Manager to approve investments related to the Company's principal business made by institutions in which the Company has invested less than RMB5 million (for instance, the Company's regional distribution centers). Such authority was given to the Board in the general meeting in 2002 and was then delegated to the General Manager for the purpose of enhancing management efficiency of its daily business operation.

The Board reviewed the Company's internal control system. The management is responsible to implement and maintain the Group's existing internal control system and its effectiveness, and in turn the activities of the management and the effectiveness of the internal control system shall be monitored by the Board and its Audit Committee. The review on the Group's internal control system was completed at the end of 2006. For the insufficiency found during the review, the Group will gradually improve it in accordance with the Internal Control Manual. The Board believes that in 2007, the Group's internal control system was basically effective and sufficient, and reviews the effectiveness of the Group's internal control system every year at least.

CORPORATE GOVERNANCE REPORT

AUDIT COMMITTEE

The role, duties and authority of the Audit Committee are available at the Company's website. They mainly include: review of the financial report in respect of its completeness, accuracy and integrity; receive report from the management and auditors; make enquiries and receive reasonable explanations to and from the Company's financial department and auditors on the Company's financial position; review issues in respect of the Group's internal control and financial reporting and report the same to the Board. The Audit Committee held at least two regular meetings each year, and will be held any time as and when necessary.

The Audit Committee comprises three Independent Non-executive Directors, namely Mr. Yick Wing Fat, Mr. Yuan Yaohui, and Mr. Chow Kwok Wah, James and Mr. Yick Wing Fat was elected as the chief member of the Audit Committee. Each member of the committee has same term with the corresponding Director. In June 2007, as Mr. Chow Kwok Wah, James resigned from the office as an Independent Non-executive Director, following the consideration and approval of the Board, Mr. Chua Keng Kim was appointed as a member of the Audit Committee. Attendance rate of all members in the meetings was as follows:

Name	Number of meeting attended *(Times)*	Number of meeting to be attended *(Times)*	Attendance rate
Yick Wing Fat, Simon (Chief member/Chairman of the committee)	2	2	100%
Yuan Yaohui	2	2	100%
Chua Keng Kim (appointed in June 2007)	1	1	100%
Chow Kwok Wah, James (resigned in June 2007)	1	1	100%

In 2007, the Audit Committee has convened two meetings, the minutes of which were submitted to the Board. The Audit Committee has sufficient resources to discharge its duties. Its work during the year is briefly described as follows:

- review of financial reports for the year ended December 31, 2006 and the six months ended June 30, 2007. Upon discussion with the management, the Company's financial department and external auditors, it was agreed on the accounting treatment policy adopted by the Group, Group has tried its best to ensure the disclosure of financial information is in compliance appropriate accounting standards and the requirements of the Listing Rules;

- review of auditing arrangements of external auditors and their status report, and examination of issues raised by auditors to the management and the management's response to the same;

CORPORATE GOVERNANCE REPORT

- review of reports from the Company and external auditors in relation to connected transactions;

- review of the independency of external auditors and effectiveness of auditing procedures and discussion with auditors about the nature and scope of auditing and reporting obligation;

- consideration and approval of remuneration for auditing services and terms of employment of external auditors for 2007, supervision if any non-auditing services has been provided by external auditors and giving of advice to the Board on employment of auditors;

- review of the Company's regulations on financial control and risk management, supervision of the coordination between internal and external auditing and their effectiveness, as well as the efficiency of internal financial reporting procedure and the implementation of internal management; and

- discussion with the management on the Company's internal control and the appointment of professional consultant, review on the internal control system in accordance with the Listing Rules, and provision of advice and recommendations to the Board.

The Audit Committee also advised to appoint PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (Certified Public Accountants in the PRC) as the Group's international and PRC external auditors respectively for Year 2008.

CORPORATE GOVERNANCE REPORT

REMUNERATION AND EVALUATION COMMITTEE ("REMUNERATION COMMITTEE")

The Remuneration Committee comprises three Independent Non-executive Directors and two Non-executive Directors. One Independent Non-executive Director was elected as the chief member of the Remuneration Committee. The role and duties of the Remuneration Committee are available at the Company's website. They mainly include: study of appraisal criteria for Directors and senior management and give advice and carry out appraisal according to the Company's actual operation; study and review of remuneration policies and proposals of Directors and senior management, and evaluating its effectiveness; advising the Board on the overall remuneration policies and frameworks of Directors and senior management of the Company, and on the remuneration policy for setting up formal and transparent procedures; monitor the implementation of the Company's remuneration policies; determine specific remuneration of all Executive Directors and senior management and advising the Board on the remuneration of Non-executive Directors; review and approval of performance-linked remuneration in accordance with the corporate goals as from time to time approved by the Board; review and approval of the payment of compensation for loss or termination of office or appointment to Executive Directors and senior management to ensure such compensation is determined in accordance with contract terms; review and approval of the compensation arrangement for dismissal or removal of Directors for their misconducts to ensure such arrangement is made in accordance with contract terms; ensure no Director or its associates could determine their own remuneration. The Remuneration Committee shall report to the Board its decisions or recommendations. The remuneration plan of the Company's Directors made by the Remuneration Committee is subject to the approval of the Board, and consideration and approval at the general meeting. The remuneration plan of the Company's senior management should also be approved by the Board.

The Remuneration Committee comprises three Independent Non-executive Directors, namely Mr. Yuan Yaohui, Mr. Yick Wing Fat and Mr. Chow Kwok Wah, James and two non-executive Directors, namely Mr. Wang Quanhua and Mr. Sun Yongtao, and the Independent Non-executive Director, Mr. Yuan Yaohui was elected as the chief member of the Remuneration Committee. Each member of the committee has same term with the corresponding Director. In June 2007, as Mr. Chow Kwok Wah, James resigned from the office as an Independent Non-executive Director, following the consideration and approval of the Board, Mr. Chua Keng Kim was appointed as a member of the Remuneration Committee.

CORPORATE GOVERNANCE REPORT

The remuneration committee held a meeting in March 2007 to consider and investigate the existing remuneration and examination system and the actual implementation situation of the Company and discuss on how to gradually normalise and improve the remuneration and examination work of the directors and senior management members. Attendance rate of all members of the Remuneration Committee in the meeting was as follows:

Name	Number of meeting attended *(Times)*	Number of meeting to be attended *(Times)*	Attendance rate
Yuan Yaohui (Chief member/Chairman of the committee)	1	1	100%
Yick Wing Fat, Simon	1	1	100%
Wang Quanhua	1	1	100%
Sun Yongtao	1	1	100%
Chua Keng Kim (appointed in June 2007)	0	0	—
Chow Kwok Wah, James (resigned in June 2007)	1	1	100%

REMUNERATION POLICY OF DIRECTORS

The Board has entered into a service contract with the Directors on behalf of the Company under the authorization given at the general meeting. Pursuant to the contract, the annual fees of each of the Independent Non-executive Directors from 2007 will be RMB120,000 (RMB90,000 for 2006), but the Independent Non-executive Directors are not entitled to bonus. The fees are determined with reference to the prevailing market price and their respective working experience. The other Executive Directors and Non-executive Directors are not entitled to such fees and/or bonus. However, Executive Directors are entitled to the compensation for their full-time service as a full-time employee, which include salaries, benefits, subsidies and retirement benefit scheme contribution as required by the laws and regulations of the PRC, determined with reference to their respective work duties, performance and working experience, as well as the discretionary bonus paid to employees based on the performance and financial position of the Company in accordance with the employees' remuneration scheme. The Company also bears the reasonable costs incurred by the Directors during their service in the Company and the Directors are entitled to liability insurance acquired by the Company for the Directors, Supervisors and senior management. The revised proposal for Directors' remuneration is determined by the Board and the Remuneration Committee according to the authorization given at the general meeting and the applicable laws and regulations. Details of remuneration of each of the Directors are set out in Note 7 in pages 78 to 80 to the financial statements.

CORPORATE GOVERNANCE REPORT

NOMINATION OF DIRECTORS

The Company has not yet set up a nomination committee. Nomination and election of Directors are currently carried out in accordance with the Articles. At present, the nomination and election procedure of the Directors is as follows: the promoter shareholders and the Board nominate and recommend candidates of Directors (other than Independent Non-executive Directors) and Independent Non-executive Directors respectively. Following the nomination of candidates of Directors (including Independent Non-executive Directors) by the Board in accordance with the relevant requirement of Company Law of the PRC, the Listing Rules, Chapter 14 of the Articles "Eligibility and obligations of Directors, Supervisors, Managers and other senior management of the Company", the Company will put forward for election in the general meeting. The Director serves a term of 3 years and is subject to re-election upon expiry. Written notices of intention of nominations of Director's candidate and of candidate's acceptance for nomination shall be sent to the Company after the date that the notice on the general meeting for the purpose of Directors' election is issued and at least 7 days prior to the date of the meeting. Each of the Board comprises of 15 Directors, of which at least one-half of the Directors are external Directors (including at least three Independent Non-executive Directors). Directors shall be elected by way of ordinary resolution in the general meeting. In case more than 15 Directors are approved, those who have got the highest vote shall be elected as Directors. Any Director who has unexpired terms of office may be removed by way of ordinary resolution at the general meeting provided that the general meeting is in compliance with the relevant provisions of laws and administrative rules.

Members of professional committees under the Board shall be nominated by either the Chairman, more than half of the Independent Non-executive Directors or one-third of all the members of the Directors, and subsequently elected by the Board. Chief members of all committees shall be appointed by the Board. Eligibility of all committee members shall comply with related stipulations of working rules of the committees.

REMUNERATION OF EXTERNAL AUDITORS

Aggregate remunerations for auditing services provided by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company the Company's international and PRC auditors respectively, to the Company for Year 2007 amounted to RMB1,500,000. In addition, PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. provided the capital verification services for the Company in respect of the Company's capital increase in 2007 and received service fees of RMB50,000.

CORPORATE GOVERNANCE REPORT

STRATEGIC COMMITTEE

The Strategic Committee comprises six directors. It is responsible to study and advise the Company on its long term development strategies and significant investment decisions, including major issues like significant investment financing plans, significant capital operations and asset operations, which have an impact on the Company's development. Their duties are available at the Company's website.

On January 9, 2007, the Board decided to appoint Directors Cao Jianxiong, Zhu Yong, Wang Quanhua, Gong Guokui, Rong Gang and Ding Weiping to form the Strategic Committee, and Director Cao Jianxiong as the chief member of the committee. Each member of the committee has same term with the corresponding Director. In June 2007, as Mr. Cao Jianxiong resigned from the office as a Non-executive Director, following the consideration and approval of the Board, Mr. Luo Chaogeng was appointed as a member of the Remuneration Committee and appointed as the chief member.

In January 2007, the Strategic Committee convened a meeting to discuss the Company's strategic cooperation projects and reported to the Board. Attendance rate of each member at the Strategic Committee meetings was as follows:

Name	Number of meeting attended *(Times)*	Number of meeting to be attended *(Times)*	Attendance rate
Luo Chaogeng (Chief member/Chairman of the committee)	0	0	—
Zhu Yong	1	1	100%
Wang Quanhua	1	1	100%
Gong Guokui	1	1	100%
Rong Gang	1	1	100%
Ding Weiping	1	1	100%
Cao Jianxiong (former chief member, resigned in June 2007)	1	1	100%

CORPORATE GOVERNANCE REPORT

SUPERVISORY COMMITTEE

In accordance with the Company Law of the PRC and Articles of Association of the Company, the Supervisory Committee comprises nine Supervisors, including five Shareholder Representative Supervisors, one Independent Supervisor and three Staff Representative Supervisors. Other supervisors are all elected and appointed by Shareholders' General Meeting of the Company, except Staff Supervisors are elected, appointed or removed at the meeting of the staff representative of the Company. The term of each of the Supervisors of the third Supervisory Committee of the Company commenced from January 9, 2007. Biographies of each of the Supervisors are set out in pages 128 to 130.

Supervisory Committee reviews the Company's financial position in accordance with the Company's Articles and supervises the operation management activities of the Board and senior management. The Supervisory Committee is responsible to attend board meetings, review financial information proposed by the Directors at the general meeting from time to time such as corporate financial affairs and financial statements, and supervise activities of the Board and other senior management for their discharge of duties. In case of conflict of interest between the Company and any of its Directors, the Supervisory Committee shall negotiate or initiate legal proceedings against such Directors on behalf of the Company. Any resolution proposed in any meeting of the Supervisory Committee shall be adopted with approval granted by two-thirds or more of the Supervisors.

CORPORATE GOVERNANCE REPORT

During 2007, the Supervisory Committee held three meetings. It reviewed financial information relating to the 2006 annual results and 2007 interim results, supervised over operation and management activities of the Board and senior management and made recommendations to the management. Attendance of the nine supervisors of the Supervisory Committee was as follows:

Name	Position in the third Supervisory Committee	Number of meeting attended *(Times)*	Number of meeting to be attended *(Times)*	Attendance rate
Li Xiaojun	Chairperson of the Supervisory Committee	3	3	100%
Du Hongying	Vice Chairperson of the Supervisory Committee	2	3	66.7%
Jing Gongbin	Shareholder Representative Supervisor	3 (with 1 attended by other authorised Supervisor on his behalf)	3	100%
Zhang Yakun	Shareholder Representative Supervisor	3	3	100%
Yu Yanbing	Shareholder Representative Supervisor	3	3	100%
Gao Jingping	Staff Representative Supervisor	3	3	100%
Wang Xiaomin	Staff Representative Supervisor	3	3	100%
Zhang Xin	Staff Representative Supervisor	3	3	100%
Rao Geping	Independent Supervisor	3	3	100%

All Supervisors of the Supervisory Committee fully complied with the requirements of Model Code as set out in Appendix 10 to the Model Code.

By Order of the Board
Ding Weiping
Company Secretary

March 28, 2008

REPORT OF DIRECTORS

The Board of Directors (the "Board") of the Company is pleased to present its report together with the audited financial statements of the Group for Year 2007.

GROUP ACTIVITIES

The Group is the dominant provider of information technology solutions for China's aviation and travel industries. The core businesses of the Group include aviation information technology service, distribution of information technology service, etc..

The analysis of the Group's financial performance is set out under the section "Financial Review".

No analysis of the Group's revenues and contribution to operating profit by geographical areas is presented, as revenues and results of the Group during Year 2007 were principally derived from the operations of the Group in the PRC.

SHARE CAPITAL STRUCTURE

At the annual general meeting and class meetings of the Company held on June 5, 2007, a resolution was passed for the bonus issue of 888,157,500 new ordinary shares at par value of RMB1 per share to the equity holders of the Company on basis of one bonus share for one existing share ("Bonus Issue").

The issued share capital of the Company as at December 31, 2007 amounted to 1,776,315,000 shares, with a par value of RMB1.00 each. As at December 31, 2007, the share capital structure of the Company was as follows:

Shares	Number of shares as at December 31, 2007	Percentage to the total number of shares in issue as at December 31, 2007 (%)
Domestic Shares	1,154,607,000	65.00
H Shares	621,708,000	35.00

REPORT OF DIRECTORS

SUBSTANTIAL SHAREHOLDERS

As at December 31, 2007, pursuant to the register required to be maintained under Section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "Ordinance"), the following substantial shareholders held an interest of 5% or more in their respective class of share capital of the Company:

Name of shareholder	Class and no. of Securities *(Note 1)*	Capacity	Percentage of respective class of share capital	Percentage of total share capital *(Note 2)*
OppenheimerFunds, Inc.	93,994,000 H shares at par value of RMB1 each (L)	Investment Manager	15.12%	5.29%
Platinum Investment Management Limited (Formerly known as Platinum Asset Management Limited)	5,656,276 H shares at par value of RMB1 each (L)	Investment Manager	1.82% *(Notes 3 and 10)*	0.32%
	22,820,650 H shares at par value of RMB1 each (L)	Investment Manager/ Trustee (Other than a bare trustee)	7.34% *(Notes 3 and 10)*	1.28%
Matthews International Capital Management, LLC	28,239,000 H shares at par value of RMB1 each (L)	Investment Manager	9.08% *(Notes 4 and 10)*	1.59%
J.P. Morgan Fleming Asset Management (Asia) Inc.	22,199,000 H shares at par value of RMB1 each (L)	Investment Manager	7.14% *(Notes 5 and 10)*	1.25%
J.P. Morgan Fleming Asset Management Holdings Inc.	22,199,000 H shares at par value of RMB1 each (L)	Investment Manager	7.14% *(Notes 5 and 10)*	1.25%
JF Asset Management Limited	22,199,000 H shares at par value of RMB1 each (L)	Investment Manager	7.14% *(Notes 5 and 10)*	1.25%

REPORT OF DIRECTORS

Name of shareholder	Class and no. of Securities *(Note 1)*	Capacity	Percentage of respective class of share capital	Percentage of total share capital *(Note 2)*
Templeton Asset Management Limited	48,835,000 H shares at par value of RMB1 each (L)	Investment Manager	7.85%	2.75%
Plantinum International Fund	15,809,650 H shares at par value of RMB1 each (L)	Beneficial owner	5.09% *(Notes 6 and 10)*	0.89%
Oppenheimer International Small Company Fund	24,888,000 H shares at par value of RMB1 each (L)	Investment Manager	8.01% *(Notes 7 and 10)*	1.40%
China TravelSky Holding Company	396,993,000 Domestic Shares at par value of RMB1 each (L) *(Note 8)*	Beneficial owner	34.38%	22.35%
China Southern Air Holding Company	232,921,000 Domestic Shares at par value of RMB1 each (L) *(Note 8)*	Beneficial owner	20.17%	13.11%
	43,849,000 Domestic Shares at par value of RMB1 each (L) *(Note 11)*	Interest of a controlled corporation	3.80%	2.47%

REPORT OF DIRECTORS

Name of shareholder	Class and no. of Securities *(Note 1)*	Capacity	Percentage of respective class of share capital	Percentage of total share capital *(Note 2)*
China Eastern Air Holding Company	218,829,000 Domestic Shares at par value of RMB1 each (L) *(Note 8)*	Beneficial owner	18.95%	12.32%
	5,317,000 Domestic Shares at par value of RMB1 each (L) *(Note 9)*	Interest of a controlled corporation	0.46%	0.29%
	2,600,000 Domestic Shares at par value of RMB1 each (L) *(Note 9)*	Interest of a controlled corporation	0.23%	0.15%
China National Aviation Holding Company	178,867,000 Domestic Shares at par value of RMB1 each (L) *(Note 8)*	Beneficial owner	15.49%	10.07%
	8,697,000 Domestic Shares at par value of RMB1 each (L) *(Note 12)*	Interest of a controlled corporation	0.75%	0.49%

REPORT OF DIRECTORS

Notes:

(1) (L) — Long position

(2) Percentage of total share capital is based on 1,776,315,000 shares of the total issued share capital of the Company as at December 31, 2007.

(3) Such percentage is shown in the corporate substantial shareholder notice of Platinum Investment Management Limited declared and filed on April 11, 2007 at the latest. As to the knowledge, the information collected and belief of the Directors of the Company, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. Please also refer to Note (10) below.

(4) Such percentage is shown in the corporate substantial shareholder notice of Matthews International Capital Management declared and filed on August 5, 2005 at the latest. As to the knowledge, the information collected and belief of the Directors of the Company, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. Please also refer to Note (10) below.

(5) Such percentage is shown in the corporate substantial shareholder notice of this shareholder declared and filed on April 1, 2003 at the latest. As to the knowledge, the information collected and belief of the Directors of the Company, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. Please also refer to Note (10) below.

(6) Such percentage is shown in the corporate substantial shareholder notice of Plantinum International Fund declared and filed on April 18, 2007 at the latest. As to the knowledge, the information collected and belief of the Directors of the Company, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. Please also refer to Note (10) below.

(7) Such percentage is shown in the corporate substantial shareholder notice of Oppenheimer International Small Company Fund declared and filed on March 22, 2006 at the latest. As to the knowledge, the information collected and belief of the Directors of the Company, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. Please also refer to Note (10) below.

(8) To the knowledge of the Directors of the Company, after the Bonus Issue, the number of the domestic shares of the Company held by substantial shareholders, the percentage of such domestic shares to the total domestic share capital and percentage to total share capital are as follows: (i) 198,496,500 domestic shares are held by China TravelSky Holding Company, representing 34.38% of the total domestic shares and 22.35% of the total share capital; (ii) 116,460,500 domestic shares are held by China Southern Air Holding Company, representing 20.17% of the total domestic shares and 13.11% of the total share capital; (iii) 109,414,500 domestic shares are held by CE Holding, representing 18.95% of the total domestic shares and 12.32% of the total share capital; (iv) 89,433,500 domestic shares are held by China National Aviation Holding Company, representing 15.49% of the total domestic shares and 10.07% of the total share capital.

REPORT OF DIRECTORS

(9) These shares are held by China Eastern Airlines Corporation Limited and China Eastern Airlines Wuhan Limited respectively. China Eastern Air Holding Company is deemed to be interested in the shares held by China Eastern Air Holding Company and China Eastern Airlines Wuhan Limited by virtue of the Ordinance.

(10) The Directors are unable to confirm the shareholding of the relevant substantial shareholders because those substantial shareholders have not filed any corporate substantial shareholder notice after the Bonus Issue. Theoretically, the number of Shares held by those substantial shareholders should increase after the Bonus Issue (with the shareholding percentage remain unchanged). However, the Directors cannot exclude the possibility that those substantial shareholders have disposed of any Shares after the Bonus Issue, so that the number of Shares held by those substantial shareholders before and after the Bonus Issue and as at 31 December 2007 remain the same. The Directors are also unable to ascertain the shareholding of those substantial shareholders from the register of holders of H Shares of the Company as the information contained therein may not reflect the actual beneficial shareholding of the shareholders (i.e. the registered shareholders may be bare trustee or holding some Shares on behalf of the others and this kind of interest is not required to be disclosed under the SFO).

(11) These shares are held by Xiamen Airlines Company Limited. China Southern Air Holding Company was deemed to be interested in the shares held by Xiamen Airlines Company Limited by virtue of the Ordinance.

(12) These shares are held by Shandong Airlines Company Limited. China National Aviation Holding Company was deemed to be interested in the shares held by Shandong Airlines Company Limited by virtue of the Ordinance.

Save as disclosed above, as at December 31, 2007, no other persons or companies held an interest or short positions of 5% or more of the issued share capital or in the respective class of shares of the Company pursuant to the register required to be maintained under Section 336 of the Ordinance.

PUBLIC FLOAT

As at the latest practicable date prior to the printing of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the Directors.

REPORT OF DIRECTORS

INTERESTS AND SHORT POSITION OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVES IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ANY OTHER ASSOCIATED CORPORATIONS

As at December 31, 2007, the interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Ordinance) held by the Directors, Supervisors or chief executives of the Company that is required to be notified to the Company and the Stock Exchange required to be recorded and kept in the register in accordance with Section 352 of the Ordinance, or the interest or short position required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 to the Listing Rules are as follows:

Name of Director	Number and class of shares *(Note 1)*	Capacity of holder	Percentage to the corresponding share capital	Percentage to the total share capital *(Note 2)*
Chua Keng Kim	417,000 H shares (L) at par value of RMB1 each	Interest of spouse	0.07%	0.02%

Notes:

1. (L) — Long position

2. The percentage to the total share capital is calculated based on the total number of 1,776,315,000 shares of the Company issued as at December 31, 2007.

Save as those mentioned above, as of December 31, 2007, none of the Directors, Supervisors or chief executives had any interest or short position in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Ordinance) that is required to be recorded in the register maintained in accordance with Section 352 of the Ordinance, or any interest or short position required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 to the Listing Rules. None of the Directors, Supervisors or chief executives of the Company or their respective associates had been granted or had exercised any rights to subscribe the securities of the Company or any of its associated corporation (as defined in Part XV of the Ordinance) for the year ended December 31, 2007.

REPORT OF DIRECTORS

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

The third Board and Supervisory Committee have been set up on January 9, 2007 upon election at the extraordinary general meeting of the Company held on January 9, 2007. Each Director and Supervisor of the third Board and Supervisory Committee has entered into a service agreement with the Company and will serve a term of three years. On June 5, 2007, after the approval of the general meeting, Mr. Cao Jianxiong and Mr. Chow Kwok Wah, James resigned from the office of a non-executive Director and an independent non-executive Director respectively; Mr. Cao Jianxiong resigned due to arrangement of his other work while Mr. Chow Kwok Wah, James resigned for personal reason. At the same time, after the approval from the general meeting, the appointment of Mr. Luo Chaogeng as a non-executive Director and Mr. Chua Keng Kim as an independent non-executive Director will be until the end of the third Board of Directors.

For the year ended December 31, 2007, no Directors or Supervisors, proposed to enter into a service agreement which would not expire or determinable by the Company within one year without payment of compensation (other than statutory compensation).

INTERESTS OF DIRECTORS AND SUPERVISORS IN CONTRACTS

Certain members of the third Board and Supervisory Committee are also members of management of various Chinese commercial airlines which are shareholders of the Company. The contracts or transactions entered into between the Company or any of its subsidiaries and such airline shareholders have been referred to in the section "Connected Transactions" of this Report of Directors. Save as disclosed in that section, none of the Directors or Supervisors of the Company had a material, direct or indirect, interest in any contract of significance to which the Company or any of its subsidiaries was a party during Year 2007.

REMUNERATION OF DIRECTORS AND SUPERVISORS

Details of the remuneration of Directors and Supervisors are set out in Note 7 to the financial statements.

INTEREST CAPITALIZED

No interest was capitalized for the Group in Year 2007.

PROPERTY, PLANT AND EQUIPMENT

Movements in property, plant and equipment of the Group during Year 2007 are summarised in Note 13 to the financial statements.

REPORT OF DIRECTORS

RESERVES

Details of movements in reserves of the Group for Year 2007 are set out in the consolidated statement of changes in shareholders' equity.

DIVIDENDS

The Board recommends the payment of a final dividend of RMB0.13 per share for Year 2007.

EMPLOYEES' RETIREMENT SCHEME

Details of the employees' retirement scheme of the Group are set out in Note 8 to the financial statements.

MAJOR SUPPLIERS AND CUSTOMERS

Société Internationale de Télécommunications Aeronautiques S.C. ("SITA S.C.") was the largest supplier to the Group for Year 2007 and the total network usage fees paid by the Group to SITA S.C. in Year 2007 accounted for 6.5% of the Group's total operating expenses (excluding depreciation and amortization expenses). During Year 2007, the total amount paid to the five largest suppliers of the Group accounted for 15.8% of the Group's total operating expenses (excluding depreciation and amortization expenses).

Sales to the largest customer of the Group, China Southern Airlines Company Limited, the subsidiary of China Southern Air Holding Company, accounted for 17.4% of the Group's total revenues for Year 2007. During Year 2007, total sales to the Group's five largest customers accounted for 55.4% of the Group's total revenues. Three of these top five customers, China Southern Airlines Company Limited, China Eastern Airlines Corporation Limited and Air China Limited, the respective substantial shareholders of China Southern Air Holding Company, China Eastern Air Holding Company, and China National Aviation Holding Company, are the substantial shareholders of the Company, holding an aggregate of approximately 35.5% of the issued share capital of the Company as at December 31, 2007. The aggregate revenue derived from the above major customers is set out in Note 38 to the financial statements.

Save as disclosed in this report and in Note 38 to the financial statements, none of the Directors, Supervisors and their associates nor any shareholder (which to the knowledge of the Directors hold more than 5% of the Company's issued share capital) had any interest in any of the aforementioned suppliers and customers.

SUBSIDIARIES AND ASSOCIATED COMPANIES

Particulars of the Company's subsidiaries and associated companies as at December 31, 2007 are set out in Note 1 to the financial statements.

REPORT OF DIRECTORS

CONNECTED TRANSACTIONS

Continuing Connected Transactions

During Year 2007, the Group continued to carry out the following transactions, which constitute connected transactions as defined in the Listing Rules, and are required to be disclosed in accordance with Chapter 14A of the Listing Rules:

(a) *Provision of Services and Technological Support by the Group to the Company's Promoters*

In Year 2007, the Group continued to provide certain promoters of the Company (other than China TravelSky Holding Company) or as the case may be, their respective subsidiaries (namely Hainan Airlines Company Limited, China Eastern Air Wuhan Company Limited, Shanghai Airlines Company Limited, Shandong Airlines Company Limited, Shenzhen Airlines Company Limited ("Shenzhen Airlines"), Sichuan Airlines Company, China Southern Airlines Company Limited, China Eastern Airlines Corporation Limited ("Eastern Airlines") and Air China Limited ("Air China") with aviation information technology service and technical support and its related business services. The service fees payable by such promoters (or, as the case may be, their respective subsidiaries) to the Group was determined in accordance with the pricing schedule prescribed by the General Administration of Civil Aviation of China (中國民用航空總局). Such promoters, and, as the case may be, their respective subsidiaries, being associates of such promoters, are connected persons of the Company.

For Year 2007, total service fees paid by such promoters (or, as the case may be, their respective subsidiaries) to the Group amounted to approximately RMB1,311.3 million (2006: RMB1,147.9 million). Please refer to Note 38 to the financial statements for further details and financial information of significant transactions relating to the provision of such services by the Group during Year 2007. Please also refer to the announcements of continuing connected transaction dated March 17, 2006, February 14, 2007, September 19, 2007 and October 19, 2007 and circulars dated April 7, 2006, March 7, 2007, October 10, 2007 and December 10, 2007 respectively in relation to the continuing connected transaction for further details, in particular, the annual cap for this continuing connected transaction for the year ended December 31, 2007 disclosed therein.

(b) *Lease of Properties by the Company from China TravelSky Holding Company*

The Company continued to lease two properties from China TravelSky Holding Company in Year 2007. Since China TravelSky Holding Company is one of the promoters of the Company and a substantial shareholder of the Company, China TravelSky Holding Company is regarded as a connected person of the Company. Details and financial information relating to such leases during Year 2007 are set out in Note 38 to the financial statements.

For Year 2007, total rental and usage fees paid by the Company to China TravelSky Holding Company amounted to approximately RMB38,609,000 (2006: RMB38,609,000).

REPORT OF DIRECTORS

(c) *Transaction between SITA Information Networking Computing (UK) Limited ("SITA INC. UK") and InfoSky Technology Co., Ltd. ("InfoSky"), a subsidiary of the Company*

During Year 2007, the total charges in relation to air cargo services paid by InfoSky to SITA INC. UK amounted to US$2,673,683 (2006: US$2,395,217) based on the charges agreed by both parties and with reference to usage. As Société Internationale de Télécommunications Aeronautiques Greater China Holdings Limited ("SITAGCH") is a substantial shareholder of InfoSky, SITAGCH is a connected person of the Company, and as SITA INC. UK is a fellow subsidiary of SITAGCH, SITA INC. UK is a connected person of the Company.

(d) *Membership fees and Data Network Services Usage Fees Paid by the Company to SITA S.C.*

During Year 2007, the Company, as a member of SITA S.C., continued to engage SITA S.C. in providing all types of services and data network services to the Company. The data network services usage fees were determined based on the usage and the pricing schedule set by SITA S.C. applicable to all users of the data network services of SITA S.C.. The membership fees are determined with reference to the ratio of the total amount of bills for the services charged to the Company by SITA S.C, Société Internationale de Télécommunications Aeronautiques NV or their respective wholly-owned subsidiaries in the previous financial year to the total amount of all income receivable by all members of SITA S.C. in that financial year. Since both SITAGCH and SITA S.C. are collectively owned, directly or indirectly, by the members of the Air Transport Community. The Air Transport Community is a group formed by many communities of interest entities within the air transport industry, the members of which include the members of SITA and customers, and many associations, councils and committees of the industry across the world. SITA S.C. is therefore considered as a connected person of the Company.

For Year 2007, the membership fee and data network usage fees payable by the Company to SITA S.C. amounted to RMB57,875,055 (2006: RMB55,521,777).

(e) *Transactions between the Company and the Service Companies*

The service companies (the "Service Companies") are the companies established between the Company and certain promoters for distributing the products of the Company and providing better service to customers in different regions. Since such promoters are entitled to exercise, or control the exercise of 10% or more of the voting power at any general meeting of the Service Companies, the Service Companies are regarded as connected persons of the Company. The Service Companies pay fees to the Company for using mainframe resources, linking with the Company's data network, and connection and installation of terminal equipment and printers at the rates prescribed by the General Administration of Civil Aviation of China (中國民用航空總局) or on a cost basis if applicable. If the Service Companies also provide front end technical supports for airport passenger processing system (APP system), they are entitled to share the profit generated from APP system with the Company.

REPORT OF DIRECTORS

For Year 2007, the Company's fees received from the Service Companies and the revenue of APP System shared by the Service Companies aggregated to RMB33,891,097 (2006: RMB29,362,606).

In the opinion of the Independent Non-executive Directors of the Company, the above items (a) to (e) of the continuing connected transactions and the agreements governing those transactions:

(i) were entered into by the Group in the ordinary and usual course of its business;

(ii) were conducted either (a) on normal commercial terms (the term applicable to transactions of similar nature and are carried out by similar entities); or (b) (where there is no available comparison) on terms that are no less favorable than those available to or from independent third parties;

(iii) were conducted on the terms of the relevant agreement governing those transactions, which are fair and reasonable and in the interest of the shareholders of the Company as a whole; and

(iv) if they fall within any of the following categories, did not exceed the upper limits set out below for the financial year ended December 31, 2007:

Categories of transactions	Cap Amount
Transaction between the Group and certain promoters of the Company or as the case may be, subsidiaries of promoters of the Company	RMB1,743.308 million (Please refer to the caps of promoters or subsidiaries of promotes mentioned in the circular of the Company to shareholders dated April 7, 2006. Furthermore, for the caps of Air China and Shenzhen Airlines, please refer to the numbers mentioned in the circular of the Company to shareholders dated March 7, 2007. For the cap of Eastern Airlines, please refer to the number mentioned in the circular of the Company to shareholders dated October 10, 2007)

REPORT OF DIRECTORS

Categories of transactions	Cap Amount
Leasing properties from China TravelSky Holding Company	RMB40.00 million (please refer to the circular of the Company to shareholders dated March 7, 2007 for further details)
Transactions between InfoSky and SITA INC.UK	US$ 2.73 million (please refer to the announcement of the Company dated February 14, 2007 for further details)
Transaction between the Company and the Service Companies	RMB37.20 million (please refer to the circular of the Company to shareholders dated March 7, 2007 for further details)
Transaction between the Company and SITA S.C.	RMB67.00 million (please refer to the circular of the Company to shareholders dated March 7, 2007 for further details)

The Board has received a letter of confirmation from the auditors stating that the above items (a) to (e) of the continuing connected transactions:

(a) have been approved by the Board;

(b) were conducted in accordance with the pricing policies of the Company for transactions involving provisions of goods and services (for the sample selected);

(c) were conducted in accordance with the terms of the respective agreements and documents governing those transactions (for the sample selected); and

(d) the aggregate amounts of the relevant transactions incurred in Year 2007 have not exceeded their respective annual caps (as referred to in item (iv) above).

REPORT OF DIRECTORS

OTHER CONNECTED TRANSACTIONS

On March 29, 2007, the Company entered into computer software development service agreement with Asia Technology Development Center of Beijing ("Asia Technology"), pursuant to which the Company agreed to engage Asia Technology to provide computer software development services. As Asia Technology, being an indirect wholly owned subsidiary and associate of China TravelSky Holding Company, the promoter and a substantial shareholder of the Company, Asia Technology is a connected person of the Company and the said technology development service agreements constituted connected transactions under the Listing Rules. The total consideration payable by the Company under the above agreement is RMB18,800,000. Since each of the applicable percentage ratios referred to in Rule 14A.32(1) of the Listing Rules in relation to such transaction is less than 2.5%, such transactions was therefore subject to reporting and announcement requirements under the Listing Rules and was exempt from the approval of the Company's independent shareholders requirement. The Company has published an announcement on March 29, 2007 setting out the terms of such transaction.

On June 12, 2007, the Company entered into the New APP System Construction Service Agreement with Cares Hubei Co., Ltd. ("Hubei Cares"), pursuant to which the Company agreed to engage Hubei Cares to provide the Company the services of constructing and implementing New APP System in an airport in Hubei Province. Hubei Cares is a non-wholly owned subsidiary of the Company. As China Eastern Airlines Wuhan Limited (中國東方航空武漢有限責任公司), a connected person of the Company, is entitled to exercise, or control the exercise of, 10% or more of the voting power of any general meeting of Hubei Cares, Hubei Cares is a connected person of the Company pursuant to Rule 14A.11(5) of the Listing Rules. The connected transaction therefore constitutes a connected transaction under Chapter 14 of the Listing Rules for the Company. The total consideration payable by the Company under the above agreement will be RMB3,905,130. In addition, as Hubei Cares is one of Service Companies, the Company has entered into the Network Service Agreement ("Network Service Agreement") with Service Companies on December 30, 2006. Since the respective percentage ratios of the aggregate of the consideration payable by the Company under the NewAPP System Construction Service Agreement and the amounts of the transactions entered or to be entered into between the Group and Hubei Cares under the Network Service Agreement do not exceed 2.5%, the connected transaction is only subject to announcement and reporting requirements under Rule 14A.45 to Rule 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirement. The Company has published an announcement on June 12, 2007 setting out the terms of such transaction.

REPORT OF DIRECTORS

On October 12, 2007, the Company entered into the Joint Venture Agreement with China Southern Airlines Company Limited and Guangzhou Airport Group Limited (廣州機場集團公司). Since China Southern Airlines Company Limited is a subsidiary of China Southern Air Holding Company, a promoter of the Company, China Southern Airlines Company Limited is an associate of a connected person, and also a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Therefore, the transaction under the above Joint Venture Agreement constitutes a connected transaction under Chapter 14 of the Listing Rules for the Company. The total consideration paid by the Company under the Joint Venture Agreement is RMB4 million. Since each of the applicable percentage ratios referred to in Rule 14A.32(1) of the Listing Rules does not exceed 2.5%, the entering into of the Joint Venture Agreement by the Company is only subject to announcement and reporting requirements under Rule 14A.45 to Rule 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirement. The Company has published an announcement on October 12, 2007 setting out the terms of such transaction.

On October 16, 2007, InfoSky entered into the InfoSky DCS Implementation Service Agreement with SITA Information Networking Computing USA Inc. ("SITA INC USA"), pursuant to which InfoSky has agreed to provide the InfoSky DCS Implementation Services. Since SITAGCH is a substantial shareholder of InfoSky, a subsidiary of the Company, SITA INC USA is a fellow subsidiary of SITAGCH, and is also considered as a connected person of the Company. The connected transaction therefore constitutes a connected transaction of the Company. Since the relevant percentage ratios referred to in Rule 14A.32(1) of the Listing Rules do not exceed 2.5%, the connected transaction is only subject to reporting and announcement requirements under Rule 14A.45 to Rule 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirement. The Company has published an announcement on October 16, 2007 setting out the terms of such transaction.

The Directors confirm that the related party transactions referred to in Note 38 to the financial statements are connected transactions or continuing connected transactions of the Company and they have complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules.

TRUST DEPOSITS AND IRRECOVERABLE OVERDUE TIME DEPOSITS

As at December 31, 2007, the Group did not have any trust deposits or irrecoverable overdue time deposits. All of the Group's cash deposits are deposited with commercial banks and are in compliance with applicable laws and regulations.

REPORT OF DIRECTORS

TAX RELIEF AND EXEMPTION

The Company is not aware of any tax relief and exemption available to shareholders by reason of their holding of the Company's securities.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

For Year 2007, the Group did not purchase, sell or redeem any of the Company's securities.

AUDIT COMMITTEE AND COMPLIANCE WITH CODE OF CORPORATE GOVERNANCE PRACTICES

The Audit Committee of the Company has reviewed the accounting policy and practice adopted by the Company and has also discussed certain other matters relating to audit, internal control and financial reporting including the review of the audited consolidated financial statements of the Group for Year 2007. Details of the Company's compliance with the requirements of the Code of Corporate Governance Practices set out in Appendix 14 to the Listing Rules for Year 2007 are set out in the "Corporate Governance Report" contained in this annual report.

PRE-EMPTIVE RIGHTS

There is no provision regarding pre-emptive rights under the articles of association of the Company or the PRC laws.

MATERIAL LITIGATION

The Group was not involved in any material litigation or dispute in Year 2007.

REPORT OF DIRECTORS

AUDITORS

Since the date of incorporation of the Company to December 31, 2001, Arthur Andersen & Co in Hong Kong and Arthur Andersen • Hua Qiang in the PRC were the Company's international and PRC auditors, respectively.

PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. (Certified Public Accountants in the PRC) are the Company's international and PRC auditors respectively from Year 2002 to Year 2007.

A resolution relating to the appointment of PricewaterhouseCoopers (Certified Public Accountants in Hong Kong) and PricewaterhouseCoopers Zhong Tian CPAs Limited Company (Certified Public Accountants in the PRC) as the Company's International and PRC auditors for the year ending December 31, 2008 respectively will be proposed at the forthcoming annual general meeting of the Company in 2008.

By order of the Board
Sun Yongtao
Acting Chairman

March 28, 2008

REPORT OF THE SUPERVISORY COMMITTEE

Dear Shareholders,

During the year ended December 31, 2007, members of the third Supervisory Committee of the Company have diligently performed their duties, during their tenure, in ensuring that the Company has observed and complied with the Listing Rules, the law and regulations of the PRC, the Articles of Association of the Company and other relevant rules and regulations to protect the interests of the Company and its shareholders.

Upon the election at the extraordinary general meeting of the Company held on January 9, 2007 and the meeting of the staff representatives, the third Supervisory Committee of the Company comprises nine Supervisors (details of which is set out in the section headed "Corporate Information" and the biographies of each Supervisor are set out on pages 128 to 130.)

The third Supervisory Committee convened three meetings during Year 2007 and elected its Chairman and Vice Chairman for the new term. The Supervisory Committee also reviewed the Company's financial statements for 2006 and interim financial statements for 2007, and attended meetings of the Board of directors of the Company (the "Board") and effectively monitored the policies and decisions made by the Board as to whether they were in compliance with the Listing Rules, the relevant laws and regulations of the PRC, the Articles of Association of the Company, and the interests of the Company and shareholders, and offered proper suggestions to the Board and the management.

The Supervisory Committee has carefully reviewed the Company's financial statements for Year 2007 audited by PricewaterhouseCoopers prepared in accordance with International Financial Reporting Standards and considers that the financial statements give a true and fair view of the financial position and operation results of the Company and in compliance with the regulations applicable to the Company.

The Supervisory Committee confirms that the Company has not been involved in any material litigation or arbitration, and there is no litigation or claim of material importance pending or threatened by or against the Company during Year 2007.

The Supervisory Committee is satisfied that the Board and senior management of the Company were committed to act honestly and to perform their duties diligently, so as to protect the best interests of the Company and shareholders for Year 2007. The Supervisory Committee considers that the report of the Board for Year 2007 reflected the actual operational circumstances of the Company. The Supervisory Committee is satisfied with the Company's results for Year 2007 and the Supervisory Committee has confidence in the Company's future prospects and development.

By Order of the Supervisory Committee
Li Xiaojun
Chairperson of the Supervisory Committee

March 28, 2008

INDEPENDENT AUDITOR'S REPORT

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor Prince's Building
Central Hong Kong
Telephone (852) 2289 8888
Facsimile (852) 2810 9888

TO THE SHAREHOLDERS OF TRAVELSKY TECHNOLOGY LIMITED
(Incorporated in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of TravelSky Technology Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") set out on pages 49 to 114, which comprise the consolidated and company balance sheets as of December 31, 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTOR'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and the disclosure requirements of the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

INDEPENDENT AUDITOR'S REPORT

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Company and the Group as of December 31, 2007 and of the Group's financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

OTHER MATTERS

This report, including the opinion, has been prepared for and only for you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong
March 28, 2008

CONSOLIDATED INCOME STATEMENT

(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	Year ended December 31 2007	2006
Revenues			
Aviation information technology service		**1,601,160**	1,395,172
Data network and others		**400,743**	316,533
Total revenues	5	**2,001,903**	1,711,705
Operating expenses			
Business taxes and other surcharges		**(65,795)**	(56,358)
Depreciation and amortisation		**(243,111)**	(229,178)
Network usage fees		**(83,562)**	(76,529)
Personnel expenses		**(271,689)**	(239,743)
Operating lease payments		**(68,607)**	(63,658)
Technical support and maintenance fees		**(154,459)**	(99,801)
Commission and promotion expenses		**(248,075)**	(194,095)
Other operating expenses		**(209,701)**	(188,534)
Total operating expenses		**(1,344,999)**	(1,147,896)
Operating profit		**656,904**	563,809
Financial income, net		**48,696**	52,406
Share of results of associated companies		**12,991**	11,727
Profit before taxation	6	**718,591**	627,942
Taxation	10	**(69,941)**	(98,421)
Profit after taxation		**648,650**	529,521
Attributable to:			
Equity holders of the Company		**630,989**	515,587
Minority interest		**17,661**	13,934
		648,650	529,521
Earnings per share for profit attributable to the equity holders of the Company			
Basic and diluted *(RMB)*	12	**0.36**	0.29
Cash Dividends	11	**230,921**	195,395

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi ("RMB"))

	Note	As at December 31 2007	2006
ASSETS			
Non-current assets			
Property, plant and equipment, net	13	**1,033,148**	661,149
Intangible assets, net	14	**11,824**	9,969
Investments in associated companies	16	**85,996**	68,343
Held-to-maturity financial assets	19	**—**	100,000
Other long-term assets	20	**8,881**	17,000
Deferred income tax assets	18	**9,229**	—
		1,149,078	856,461
Current assets			
Inventories	21	**9,241**	4,498
Accounts receivable, net	22	**141,565**	84,882
Due from associated companies	25	**6,308**	273
Due from related parties, net	23, 38(3)	**389,561**	300,070
Prepayments and other current assets	26	**102,399**	62,064
Held-to-maturity financial assets	19	**100,000**	—
Short-term bank deposits	27	**1,843,949**	1,884,604
Cash and cash equivalents	28	**1,209,152**	1,233,166
		3,802,175	3,569,557
Total assets		**4,951,253**	4,426,018
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital	31	**1,776,315**	888,158
Reserves	32	**1,296,834**	2,066,112
Retained earnings	33		
— Proposed final cash dividend	11	**230,921**	195,395
— Others		**1,028,659**	749,137
		4,332,729	3,898,802
Minority interest		**85,997**	72,523
Total equity		**4,418,726**	3,971,325
LIABILITIES			
Non-Current liabilities			
Deferred income tax liabilities	18	**129**	—
Current liabilities			
Accounts payable and accrued liabilities	29	**470,212**	359,200
Due to related parties	30	**39,960**	85,442
Income tax payable		**17,054**	7,605
Deferred revenue		**5,172**	2,446
		532,398	454,693
Total liabilities		**532,527**	454,693
Total equity and liabilities		**4,951,253**	4,426,018
Net current assets		**3,269,777**	3,114,864
Total assets less current liabilities		**4,418,855**	3,971,325

Approved by the Board of Directors on March 28, 2008.

Sun Yongtao
Acting Chairman

Zhu Xiaoxing
Director

The accompanying notes are an integral part of these consolidated financial statements.

BALANCE SHEET

(Amounts expressed in thousands of Renminbi ("RMB"))

	Note	As at December 31 2007	2006
ASSETS			
Non-current assets			
Property, plant and equipment, net	13	**980,578**	622,904
Intangible assets, net	14	**10,016**	7,908
Investments in subsidiaries	15	**37,507**	37,507
Investments in associated companies	16	**27,290**	21,790
Held-to-maturity financial assets	19	—	100,000
Other long-term assets	20	**8,881**	16,968
Deferred income tax assets	18	**8,062**	—
		1,072,334	807,077
Current assets			
Inventories	21	**2,632**	2,632
Accounts receivable, net	22	**110,242**	58,125
Due from subsidiaries, net	24	**24,982**	22,227
Due from associated companies	25	**6,308**	273
Due from related parties, net	23, 38(3)	**381,573**	289,751
Prepayments and other current assets	26	**88,640**	47,788
Held-to-maturity financial assets	19	**100,000**	—
Short-term bank deposits	27	**1,757,949**	1,813,504
Cash and cash equivalents	28	**1,111,519**	1,147,017
		3,583,845	3,381,317
Total assets		**4,656,179**	4,188,394
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital	31	**1,776,315**	888,158
Reserves	32	**1,299,652**	2,062,223
Retained earnings	33		
— Proposed final cash dividend	11	**230,921**	195,395
— Others		**852,988**	617,713
Total equity		**4,159,876**	3,763,489
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	29	**442,499**	343,753
Due to related parties	30	**30,533**	74,107
Due to subsidiaries		**10,789**	2,390
Income tax payable		**12,482**	4,655
		496,303	424,905
Total equity and liabilities		**4,656,179**	4,188,394
Net current assets		**3,087,542**	2,956,412
Total assets less current liabilities		**4,159,876**	3,763,489

Approved by the Board of Directors on March 28, 2008.

Sun Yongtao
Acting Chairman

Zhu Xiaoxing
Director

The accompanying notes are an integral part of the financial statement.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(Amounts expressed in thousands of Renminbi ("RMB"))

		Attributable to equity holders of the Company			Minority Interest	Total
	Note	Paid-In capital	Reserves	Retained earnings		
Balance at January 1, 2006		888,158	1,911,454	788,580	61,296	3,649,488
Profit for the year		—	—	515,587	13,934	529,521
Dividend relating to year 2005		—	—	(204,276)	—	(204,276)
Dividends payable to minority shareholders of subsidiaries		—	—	—	(2,707)	(2,707)
Currency translation differences	32	—	(701)	—	—	(701)
Appropriation to reserves	32, 33	—	155,359	(155,359)	—	—
Balance at December 31, 2006		888,158	2,066,112	944,532	72,523	3,971,325

		Attributable to equity holders of the Company			Minority Interest	Total
	Note	Paid-In capital	Reserves	Retained earnings		
Balance at January 1, 2007		888,158	2,066,112	944,532	72,523	3,971,325
Transfer from reserves	31	888,157	(888,157)	—	—	—
Profit for the year		—	—	630,989	17,661	648,650
Dividend relating to year 2006	11	—	—	(195,395)	—	(195,395)
Dividends payable to minority shareholders of subsidiaries		—	—	—	(4,187)	(4,187)
Currency translation differences	32	—	(1,667)	—	—	(1,667)
Appropriation to reserves	32, 33	—	120,546	(120,546)	—	—
Balance at December 31, 2007		1,776,315	1,296,834	1,259,580	85,997	4,418,726

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED CASH FLOW STATEMENT

(Amounts expressed in thousands of Renminbi ("RMB"))

	Note	Year ended December 31 2007	2006
Cash flows from operating activities			
Cash generated from operations	34	**790,232**	758,911
Refund of enterprise income tax		**30,180**	—
Enterprise income tax paid		**(99,772)**	(107,975)
Net cash generated from operating activities		**720,640**	650,936
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		**(568,074)**	(167,947)
Maturities of short-term bank deposits		**1,743,036**	1,859,041
Placements of short-term bank deposits		**(1,702,381)**	(1,796,368)
Interest received		**64,359**	64,570
Dividends received from associated companies		**838**	7,970
Proceeds from disposal of property, plant and equipment		**661**	526
Investments in associated companies		**(5,500)**	(9,900)
Net cash used in investing activities		**(467,061)**	(42,108)
Cash flows from financing activities			
Dividend paid to group shareholders		**(252,813)**	(214,443)
Dividend paid to minority shareholders of subsidiaries		**(3,964)**	(2,812)
Net cash used in financing activities		**(256,777)**	(217,255)
Effect of foreign exchange rate changes on cash and cash equivalents		**(20,816)**	(15,218)
Net increase (decrease) in cash and cash equivalents		**(24,014)**	376,355
Cash and cash equivalents at beginning of the year		**1,233,166**	856,811
Cash and cash equivalents at end of the year	28	**1,209,152**	1,233,166

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES

TravelSky Technology Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on October 18, 2000 to engage in the provision of aviation information technology service and related services in the PRC.

The Company was listed on The Stock Exchange of Hong Kong Limited on February 7, 2001. The address of its registered office is Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No.2, Ke Xue Yuan South Road, Haidian District, Beijing 100190, PRC.

As at December 31, 2007, the Company had direct or indirect interests in the following subsidiaries and associated companies. All of these subsidiaries and associated companies are limited liability companies incorporated and operated in the PRC except for TravelSky Technology (Hong Kong) Limited, TravelSky Technology (Singapore) Limited, TravelSky Technology (Korea) Limited and TravelSky Technology (Japan) Limited, which are limited liability companies incorporated and operated in Hong Kong, Singapore, Korea and Japan respectively.

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital	Principal activities
		Direct	Indirect	RMB	
Subsidiaries					
Hainan Civil Aviation Cares Co., Ltd. ("Hainan Cares")	March 2, 1994	64.78%	—	6,615,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems
Cares Shenzhen Co., Ltd. ("Shenzhen Cares")	April 14, 1995	61.47%	—	11,000,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems
Cares Hubei Co., Ltd. ("Hubei Cares")	July 25, 1997	50%	12.5%	5,000,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital RMB	Principal activities
Subsidiaries (continued)					
Cares Chongqing Information Technology Co., Ltd. ("Chongqing Cares")	December 1, 1998	51%	—	9,800,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Aviation Cares of Yunnan Information Co., Ltd. ("Yunnan Cares")	June 15, 2000	51%	—	2,000,000	Computer hardware and software development and data network services
InfoSky Technology Co., Ltd. ("InfoSky")	September 20, 2000	51%	—	23,149,285	Provision of cargo management services and related software and technology development; and provision of technical support, training and consulting services
TravelSky Technology (Hong Kong) Limited ("Hong Kong Company")	December 13, 2000	100%	—	3,182,873	Commercial services
Civil Aviation Cares of Xiamen Ltd. ("Xiamen Cares")	September 14, 2001	51%	—	4,000,000	Computer hardware and software development and data network services

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital RMB	Principal activities
Subsidiaries (continued)					
Civil Aviation Cares of Qingdao Ltd. ("Qingdao Cares")	January 11, 2002	51%	—	2,000,000	Computer hardware and software development and data network services
Civil Aviation Cares Technology of Xi'an Ltd. ("Xi'an Cares")	July 9, 2002	51%	—	5,000,000	Computer hardware and software development and data network services
Civil Aviation Cares Technology of Xinjiang Ltd. ("Xinjiang Cares")	August 16, 2002	51%	—	5,000,000	Computer hardware and software development and data network services
TravelSky Technology (Singapore) Limited ("Singapore Company")	October 21, 2005	100%	—	481,568	Computer hardware and system consulting services
TravelSky Technology (Korea) Limited ("Korea Company")	December 28, 2005	100%	—	403,677	Computer hardware and software development and data network services
TravelSky Technology (Japan) Limited ("Japan Company")	December 16, 2005	100%	—	670,121	Software development and computer equipment maintenance services

The Company and its subsidiaries are hereinafter collectively referred to as the "Group".

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital RMB	Principal activities
Associated Companies					
Shanghai Civil Aviation East China Cares System Integration Co., Ltd. ("Huadong Cares")	May 21, 1999	41%	—	10,000,000	Computer hardware and software development and data network services
Shenyang Civil Aviation Cares of Northeast China, Ltd. ("Dongbei Cares")	November 2, 1999	46%	—	2,000,000	Computer hardware and software development and data network services
Aviation Cares of Southwest Chengdu, Ltd. ("Xinan Cares")	November 28, 1999	44%	—	2,000,000	Computer hardware and software development and data network services
Yunnan TravelSky Airport Technology Limited ("Yunnan Cares")	April 1, 2003	40%	—	6,000,000	Computer hardware and software development and technical consulting services
Heilongjiang TravelSky Airport Technology Limited ("Heilongjiang Cares")	April 30, 2003	50%	—	6,000,000	Computer hardware and software development and technical consulting services
Shanghai Dongmei Aviation Tourism Online Co., Limited ("Shanghai Cares")	September 28, 2003	50%	—	24,800,000	E-commerce, Sales of computers and related parts and provision of network, technical services and economic consulting services

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES *(continued)*

Name	Date of incorporation	Percentage of equity interest held Direct	Indirect	Issued and fully paid capital *RMB*	Principal activities
Associated Companies (continued)					
Dalian TravelSky Airport Technology Limited ("Dalian Cares")	January 28, 2005	50%	—	6,000,000	Computer hardware and software development and technical consulting services
Hebei TravelSky Airport Technology Limited ("Hebei Cares")	April 5, 2007	50%	—	3,000,000	Computer hardware and software development and technical consulting services
Guangzhou Airport AirSpan Information Technology Co. Ltd. ("Guangzhou Cares")	December 24, 2007	20%	—	20,000,000	Computer hardware and software development and technical consulting services

During the year, the Company and Hebei Airport Administration Group jointly incorporated Hebei TravelSky Airport Technology Limited ("Hebei Cares") that provides computer hardware and software development and technical consulting services. The Company had invested RMB 1,500,000 in cash for a 50% equity interest of Hebei Cares.

In addition, the Company, Guangdong Airport Administration Group and China Southern Airlines Company Limited jointly incorporated Guangzhou Airport AirSpan Information Technology Limited ("Guangzhou Cares") that provides computer hardware and software development and technical consulting services. The Company had invested RMB 4,000,000 in cash for a 20% equity interest of Guangzhou Cares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

2. BASIS OF PRESENTATION

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

(a) Standards, amendments and interpretations effective in 2007

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after January 1, 2007:

- IFRS 7, 'Financial instruments: Disclosures', and the complementary amendment to IAS 1, 'Presentation of financial statements — Capital disclosures', introduces new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the Group's financial instruments, or the disclosures relating to taxation and trade and other payables; and

- IFRIC — Int 10, 'Interim financial reporting and impairment', prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This standard does not have any impact on the Group's financial statements.

(b) Standards, amendments and interpretations effective in 2007 but not relevant for the Group's operation in 2007

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after January 1, 2007 but are not relevant for the Group's operations in 2007:

- IFRIC — Int 7, 'Applying the restatement approach under IAS 29, Financial reporting in hyper-inflationary economies';

- IFRIC — Int 8, 'Scope of IFRS 2'; and

- IFRIC — Int 9, 'Re-assessment of embedded derivatives'.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

2. BASIS OF PRESENTATION *(continued)*

(c) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after January 1, 2008 or later periods and have not been early adopted by the Group:

- IFRS 8, 'Operating segments' (effective from January 1, 2009). IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply IFRS 8 from January 1, 2009;

- IAS 1 (Revised), 'Presentation and Financial Statements' (effective from January 1, 2009). IAS 1 (Revised) requires all owner changes in equity to be presented in a statement of changes in equity. All comprehensive income is presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It requires presenting a statement of financial position as at the beginning of the earliest comparative period in a complete set of financial statements when there are retrospective adjustments or reclassification adjustments. However, it does not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRSs. The Group will apply IAS 1 (Revised) from January 1, 2009; and

- IAS 27 (Revised), 'Consolidated and separate financial statements' (effective for the first annual reporting period beginning on or after July 1, 2009). The amendment requires non-controlling interests (i.e. minority interests) to be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When control of a subsidiary is lost, the assets and liabilities and related equity components of the former subsidiary are derecognised. Any gain or loss is recognised in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. The Group will apply IAS 27 (Revised) from January 1, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

2. BASIS OF PRESENTATION *(continued)*

(d) Standards, amendments and Interpretations to existing standards that are not yet effective and not relevant for the Group's operations in 2007

- IAS 23 (Amendment), 'Borrowing costs' (effective from January 1, 2009);
- IAS 32 and IAS 1 Amendments, 'Puttable Financial Instruments and Obligations Arising on Liquidation' (effective from January 1, 2009);
- IFRIC — Int 12, 'Service concession arrangements' (effective from January 1, 2008);
- IFRIC — Int 11, 'IFRS 2, Group and treasury share transactions' (effective from March 1, 2007, but not yet effective for IFRS financial statements for the year ended December 31, 2007);
- IFRIC — Int 13, 'Customer loyalty programmes' (effective from July 1, 2008);
- IFRS 3 (Revised), 'Business Combination' (effective for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after July 1, 2009); and
- IFRIC — Int 14, 'IAS 19, the limit on a defined benefit asset, minimum funding requirements and their interaction' (effective from January 1, 2008).

3. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the financial statements of the Company and its subsidiaries are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to December 31.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(a) Consolidation *(continued)*

(i) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used for acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses (Note 3(f)). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(a) Consolidation *(continued)*

(ii) Transactions and minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(iii) Associated companies

Associated companies are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. In the consolidated financial statements, investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

When the Group's share of losses equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in companies are recognized in the consolidated income statement.

In the Company's balance sheet, the investments in associated companies are stated at cost less provision for impairment losses (Note 3(f)). The results of associated companies are accounted for by the Company on the basis of dividends received and receivables.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(b) Foreign currencies

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Renminbi, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in the carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation difference on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(b) Foreign currencies *(continued)*

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

- Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

(c) Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and accumulated impairment loss. Historical cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. When the expenditure results in increase in the future economic benefits expected to be obtained from the use of the asset and the cost of the asset can be measured reliably, the expenditure is capitalized.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(c) Property, plant and equipment *(continued)*

Depreciation of property, plant and equipment is provided using the straight-line method over their estimated useful lives, after taking into consideration their estimated residual value. The estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Computer systems and software	3-11 years
Motor vehicles	6 years
Furniture, fixtures and other equipment	5-9 years
Leasehold improvements	Over the lease term

The asset's residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 3(f)).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the income statement.

Assets under construction are stated at cost. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the period of construction or installation and testing. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

(d) Intangible assets

Intangible assets mainly represent purchased computer software.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized on a straight-line basis over 3 years.

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(e) Research and development costs

Expenditures for research and development are charged against income in the period incurred except for software development costs which comply strictly with the following criteria:

- It is technically feasible to complete the intangible asset so that it will be available for use or sale;
- Management intends to complete the intangible asset and use or sell it;
- There is an ability to use or sell the intangible asset;
- It can be demonstrated how the intangible asset will generate probable future economic benefits;
- Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
- The expenditure attributable to the intangible asset during its development can be reliably measured.

Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The period of amortization does not normally exceed 5 years. During the year ended December 31, 2007, no development costs were capitalized as they did not meet all the criteria listed above (2006: nil).

(f) Impairment of investments in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life or have not yet available for use are not subject to amortisation and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(g) Financial assets

The group classifies its financial assets in the following categories: at fair value through profit or loss, held-to-maturity financial assets, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at their initial recognition.

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Assets in this category are classified as current assets.

(ii) Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted for two full annual reporting periods and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets. Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

(iii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are carried at amortised cost using the effective interest method.

(iv) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(g) Financial assets *(continued)*

Regular purchases and sales of financial assets are recognised on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statements. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statements in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statements when the Group's right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in profit or loss, while translation differences on non-monetary securities are recognised in equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in income statements.

Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statements as part of other income. Dividends on available-for-sale equity instruments are recognised in the income statements as part of other income when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(g) Financial assets *(continued)*

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in income statements — is removed from equity and recognised in the income statements. Impairment losses recognised in the income statements on equity instruments are not reversed through the income statements. Impairment testing of accounts receivable is described in Note 3(j).

(h) Operating leases (as the lessee)

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessor are accounted for as operating leases. Rental payments under operating leases (net of any incentives received from the lessor) are charged to expense based on the straight-line method over the period of the leases.

(i) Inventories

Inventories, which principally comprise equipment for sale, spare parts and consumable items, are carried at the lower of cost or net realizable value. Cost is determined based on the first-in, first-out ("FIFO") method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

(j) Accounts receivable

Accounts receivable is recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the accounts receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the provision is recognized in the income statement. When an accounts receivable is uncollectible, it is written off against the allowance account for account receivables. Subsequent recoveries of amounts previously written off are credited against expense in the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(k) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash represents cash in hand and deposits with banks or other financial institutions which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(l) Accounts payables

Accounts payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(m) Taxation

(i) Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(ii) Deferred income taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of an asset or liability and its carrying amount in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(iii) Other tax

Other tax liabilities are provided in accordance with the regulations issued by the PRC government authorities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(n) Employee benefits

(i) Pension

The full-time employees of the Group are covered by government-sponsored pension plan under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans.

Starting from January 1, 2007, the Company implemented an additional supplementary pension scheme, which is funded through an insurance company.

Under these plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due.

(ii) Other Employee benefit

All Chinese employees of the Group participate in employee social security plans, including medical, housing and other welfare benefits, organized and administered by the government authorities. Other than the welfare benefits provided by these social security plans as disclosed, the Group has no material commitments to employees.

According to the relevant regulations, the premiums and welfare benefit contributions that should be borne by the Group are calculated based on percentages of the total salary of employees, subject to a certain ceiling, and are paid to the labor and social welfare authorities. Contributions to the plans are expensed as incurred.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(o) Provisions

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimation can be made for the amount of the obligation. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using an estimated current market interest rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provision reflecting the passage of time is recognized as interest expense.

(p) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the rendering of services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, sales discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

- Revenue for aviation information technology services is recognized when the services are rendered;

- Revenue for data network services is recognized when the services are rendered;

- Sale of equipment is recognized when the significant risks and rewards of ownership of the goods have been transferred to the buyer;

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

3. PRINCIPAL ACCOUNTING POLICIES *(continued)*

(p) Revenue recognition *(continued)*

- Revenue for equipment installation project is recognized by reference to the stage of completion when this can be measured reliably. The stage of completion is determined in the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of expenses recognized that are recoverable. In the period in which it is determined that a loss will result from the performance of the contract, the entire amount of the estimated ultimate loss is charged against income;

- Interest income is recognized on a time-proportion basis, taking into account the principal amounts outstanding and the applicable interest rates; and

- Dividend income is recognized when the right to receive payment is established.

(q) Dividend distribution

Dividend distribution to the Company's equity holders is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

(r) Share Capital

Ordinary shares are classified as equity. Mandatory redeemable preference shares are classified as liabilities.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes,) is deducted from equity attributable to the Company's equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received (net of any directly attributable incremental transaction costs and the related income tax effects) is included in equity attributable to the Company's equity holders.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a) Sales discount

Revenues derived from aviation information technology services and data network services are recognized net of sales discount. The amount of sales discount is subject to negotiation with customers. In certain cases, in situation where final agreement has not been reached, management makes an estimate of the discounts with reference to the status of negotiation and taking into accounts of historical experiences and industry performance.

(b) Depreciation of property, plant and equipment

The property, plant and equipment of the Group are depreciated at rates sufficient to write off their costs less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The Group reviewed the useful lives periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from the property, plant and equipment. The Group estimates the useful lives of the property, plant and equipment as set out in Note 3(c) based on the historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses in the future periods will change if there are significant changes to these estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS *(continued)*

(c) Impairment of assets

At each balance sheet date, the Group considers both internal and external sources of information to assess whether there is any indication that assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and an impairment loss is recognized to reduce the carrying amount of the asset to its recoverable amount. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the assets.

(d) Fair value

The Group estimates the fair value of its financial assets and financial liabilities including accounts receivable, prepayments, other current assets, accounts payable, accrued liabilities and other current liabilities by discounting its future contractual cash flows at the estimated current market interest rate that is available to the Group for similar financial instruments. The future values will change if there are changes in the estimated market interest rate.

(e) Income taxes

The Group is subject to income taxes in both PRC and other jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

5. REVENUES

Revenues primarily comprise the service fees earned by the Group for the provision of the Group's aviation information technology services and related data network services. A substantial portion of these revenues was generated from the shareholders of the Company.

6. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging (crediting) the following:

	2007	2006
	RMB'000	*RMB'000*
After charging:		
Depreciation	**229,510**	218,097
Amortization of intangible assets	**7,427**	8,409
Amortization of leasehold improvements	**6,174**	2,672
Loss on disposal of property, plant and equipment	**6,039**	83
Provision for impairment of receivables	**1,747**	10,608
Provision for impairment of inventory	**—**	106
Cost of equipment sold	**53,093**	25,229
Contributions to defined contribution pension scheme	**40,963**	17,921
Auditors' remuneration	**2,616**	2,520
Exchange loss	**20,816**	15,218
Contribution to housing fund	**12,439**	12,591
Research and development expenses	**264,024**	234,050
After crediting:		
Interest income	**(69,512)**	(67,624)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

7. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(1) Directors' and supervisors' emoluments

The following table sets out the emoluments paid to the Company's directors and supervisors during the year ended December 31, 2007 (tax inclusive):

	Year ended December 31, 2007					
Name of Director and Supervisor	Remuneration for Director *RMB'000*	Bonus for Director *RMB'000*	Salary of employee, Allowances and Benefits (employer's contribution inclusive) *RMB'000*	Employees' Discretionary bonuses *RMB'000*	Employer's contribution to pension scheme for employee *RMB'000*	Total *RMB'000*
Chairman of the Board						
Zhu Yong *	—	—	—	—	—	—
Executive directors						
Zhu Xiaoxing	—	—	210	277	21	508
Ding Weiping	—	—	96	385	21	502
Song Jinxiang	—	—	96	385	21	502
Non-Executive Directors						
Wang Quanhua*	—	—	—	—	—	—
Cao Jianxiong* *(i)*	—	—	—	—	—	—
Luo Chaogeng* *(ii)*	—	—	—	—	—	—
Gong Guokui*	—	—	—	—	—	—
Rong Gang*	—	—	—	—	—	—
Sun Yongtao* *(iv)*	—	—	—	—	—	—
Liu Dejun* *(iv)*	—	—	—	—	—	—
Xia Yi* *(iv)*	—	—	—	—	—	—
Song Jian*	—	—	—	—	—	—
Independent Non-Executive Directors						
Yick Wing Fat, Simon	120	—	—	—	—	120
Chow Kwok Wah, James *(i)*	50	—	—	—	—	50
Chua Keng Kim *(ii)*	70	—	—	—	—	70
Yuan Yaohui *(iv)*	120	—	—	—	—	120
Supervisors						
Li Xiaojun*	—	—	—	—	—	—
Du Hongying*	—	—	—	—	—	—
Jing Gongbin* *(iv)*	—	—	—	—	—	—
Zhang Yakun*	—	—	—	—	—	—
Yu Yanbin* *(iv)*	—	—	—	—	—	—
Gao Jingping (Staff Representative Supervisor) *(iv)*	—	—	188	244	21	453
Wang Xiaomin (Staff Representative Supervisor) *(iv)*	—	—	88	333	21	442
Zhang Xin (Staff Representative Supervisor)	—	—	72	182	21	275
Rao Geping (Independent Supervisor)	50	—	—	—	—	50

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

7. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(1) Directors' and Supervisors' emoluments *(continued)*

The following table sets out the emoluments paid to the Company's directors and supervisors during the year ended December 31, 2006 (tax inclusive):

Year ended December 31, 2006						
Name of Director and Supervisor	Remuneration for Director *RMB'000*	Bonus for Director *RMB'000*	Salary of employee, Allowances and Benefits (employer's contribution inclusive) *RMB'000*	Employees' Discretionary bonuses *RMB'000*	Employer's contribution to pension scheme for employee *RMB'000*	Total *RMB'000*
Chairman of the Board						
Zhu Yong*	—	—	—	—	—	—
Executive directors						
Zhu Xiaoxing	—	—	190	307	19	516
Ding Weiping	—	—	105	391	19	515
Song Jinxiang	—	—	105	391	19	515
Non-Executive Directors						
Wang Quanhua*	—	—	—	—	—	—
Cao Jianxiong* *(i)*	—	—	—	—	—	—
Gong Guokui*	—	—	—	—	—	—
Rong Gang*	—	—	—	—	—	—
Yang Yatie* *(iii)*	—	—	—	—	—	—
Li Xiaoguang* *(iii)*	—	—	—	—	—	—
Si Yupei* *(iii)*	—	—	—	—	—	—
Song Jian*	—	—	—	—	—	—
Independent Non-Executive Directors						
Yick Wing Fat, Simon	90	—	—	—	—	90
Chow Kwok Wah, James *(i)*	90	—	—	—	—	90
Wu Jiapei *(iii)*	90	—	—	—	—	90
Supervisors						
Li Xiaojun*	—	—	—	—	—	—
Du Hongying*	—	—	—	—	—	—
Zhang Yakun*	—	—	—	—	—	—
Wang Yongqiang* *(iii)*	—	—	—	—	—	—
Chen Lihong* *(iii)*	—	—	—	—	—	—
Tan Xiaoxu (Staff Representative Supervisor) *(iii)*	—	—	99	343	19	461
Zhang Xin (Staff Representative Supervisor)	—	—	72	165	19	256
Rao Geping (Independent Supervisor)	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

7. DIRECTORS', SUPERVISORS'AND SENIOR MANAGEMENT'S EMOLUMENTS *(continued)*

(1) Directors' and Supervisors' emoluments *(continued)*

* These directors and supervisors are employees of the shareholders of the Company or their subsidiaries, and obtain emoluments from them. No appropriation has been made as the directors of the Company considered it is impracticable to apportion this amount between their services to the Group and the parent of the Company or their subsidiaries.

(i) Resigned on June 5, 2007

(ii) Appointed on June 5, 2007

(iii) Resigned on January 9, 2007

(iv) Appointed on January 9, 2007

During the year ended December 31, 2007, no director had waived or agreed to waive any emolument (2006: nil). No emolument was paid to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office (2006: nil).

(2) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include three (2006: three) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining two (2006: two) individuals during the year are as follows:

	2007 ***RMB'000***	2006 *RMB'000*
Basic salaries and allowances	**281**	277
Bonus	**629**	666
Retirement benefits	**42**	38
	952	981

The annual emoluments paid during the year ended December 31, 2007 to each of the directors (included in the five highest paid employees) fell within the band from RMB nil to RMB 1 million (2006: from RMB nil to RMB 1 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

8. RETIREMENT BENEFITS

All the full time employees of the Group are covered by state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make specified contributions to the state-sponsored pension scheme at the rate of 20% of the employees' basic salaries for the year ended December 31, 2007 (2006: 20%). The contributions to the pension scheme made by the Group for the year ended December 31, 2007 amounted to approximately RMB 21,173,000 (2006: RMB 17,921,000). This amount was recorded in personnel expenses.

In addition, starting from January 1, 2007, a supplementary defined contribution pension plan managed by an insurance company was established. The one time entrance contribution and the annual contributions to this plan made by the Group for the year ended December 31, 2007 amounted to approximately RMB 14,000,000 and RMB 5,790,000 respectively. These amount were recorded in personnel expenses.

Under these schemes, the Group has no obligation for post-retirement benefits beyond the annual contributions made.

9. HOUSING FUND

All the full-time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used by the employees for housing purchases, or may be withdrawn upon their retirement. The Group is required to make annual contributions to a state-sponsored housing fund equivalent to a certain percentage of each employee's salary. The contributions by the Group to the housing fund for the year ended December 31, 2007 amounted to approximately RMB 12,439,000 (2006: RMB 12,591,000). This amount was recorded in personnel expenses.

The average number of employees in 2007 was 2,629 (2006: 2,388).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

10. TAXATION

Income Tax

	2007	2006
	RMB'000	*RMB'000*
Current tax:		
PRC enterprise income tax expenses	**77,692**	98,484
Overseas taxation	**1,349**	(63)
Deferred tax	**(9,100)**	—
	69,941	98,421

Taxation of the Group except for Hong Kong Company, Singapore Company, Japan Company, and Korea Company is provided based on the tax laws and regulations applicable to PRC enterprises. The Group provides for PRC enterprise income tax on the basis of its income for statutory financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for tax purposes.

Under the prevailing PRC income tax law, the Company is subject to enterprise income tax ("EIT") at a rate of 33% on the taxable income as reported in its statutory accounts which are prepared based on the accounting principles and financial regulations applicable to PRC enterprises. The Company was registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park and has been approved by the Haidian State Tax Bureau for an EIT preferential rate of 15%, effective from January 1, 2006.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 15% to 33%. These subsidiaries are located in special economic zones for which the applicable tax rate is 15%, or designated as "New Technology Enterprise" for which the applicable tax rate is 15%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operations.

The above mentioned EIT preferential rates or status currently enjoyed by the Company and its subsidiaries will be subject to re-assessment in 2008 by the respective local tax bureau in view of the Corporate Income Tax Law of the People's Republic of China ("new CIT Law") that has became effective on January 1, 2008 as approved by the National People's Congress on March 16, 2007. Under the new CIT Law, the statutory corporate income tax rate applicable to the Company starting from January 1, 2008 will be 25%, replacing the currently applicable tax rate of 33%.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

10. TAXATION *(continued)*

Income Tax *(continued)*

The reconciliation between the Group's actual tax charge and the amount which is calculated based on the weighted average statutory tax rate is as follows:

	2007	2006
	RMB'000	*RMB'000*
Profit before taxation	**718,591**	627,942
Weighted average statutory tax rate	**33%**	33%
Tax calculated at domestic tax rates applicable to profits in the respective countries	**237,135**	207,221
Non-taxable income	**(450)**	(450)
Tax refund *(i)*	**(30,180)**	—
Non-deductible expense	**2,830**	5,444
Effect of preferential tax rates	**(139,394)**	(113,794)
Tax charge	**69,941**	98,421

(i) *Tax refund*

The relevant authorities issued a notice dated January 9, 2007 recognising the Company as an "Important Software Enterprise" in 2006 under the National Planning Layout. According to the relevant regulations, the Company is entitled to a preferential tax rate of 10% in the year of recognition. The Company had already paid EIT at a rate of 15% for the financial year ended December 31, 2006. The difference between the EIT paid by the Company over the preferential tax rate of 10% amounting to approximately RMB 30,180,000 had been refunded to the Company in June 2007. The tax refund was offset against income tax expense in the consolidated financial statements for the year ended December 31, 2007.

The relevant authorities issued a notice dated February 26, 2008 recognising the Company as an "Important Software Enterprise" in 2007 under the National Planning Layout. According to the relevant regulations, the Company is entitled to a preferential tax rate of 10% in the year of recognition. The Company had already paid EIT at a rate of 15% for the financial year ended December 31, 2007. According to the related regulation, the EIT paid by the Company for the financial year ended December 31, 2007 over the preferential tax rate of 10% will be refunded to the Company in the subsequent year. Its impact will be accounted for in 2008 financial statements accordingly.

Business Taxes

The Group is subject to business taxes on its service revenues:

Aviation information technology service and data network	3%
Training, technical support service, rental and others	5%

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

10. TAXATION *(continued)*

Value — Added Tax ("VAT")

The Group's sales of equipment are subject to Value Added Tax (VAT). The Company and one of its subsidiaries, InfoSky are certified by the tax authorities as general tax payers, and other subsidiaries of the Company are small-scale VAT tax payers. The applicable tax rate is 17% for general tax payers, and 4%-6% for small-scale VAT tax payers.

For general tax payers, input VAT from purchase of equipment for sale can be netted off against output VAT from sales.

VAT payable or receivable is the net difference between periodic output and deductible input VAT.

11. DIVIDENDS AND OTHER DISTRIBUTION

At the annual general meeting and class meetings of the Company held on June 5, 2007, a resolution was passed for the bonus issue of 888,157,500 new ordinary shares at par value of RMB1 per share to the equity holders of the Company on basis of one bonus share for one existing share ("Bonus Issue"), by conversion of reserve amounting to RMB 888,157,500 into paid in capital. As a result, the number of ordinary shares increased from 888,157,500 to 1,776,315,000. The new shares rank pari passu in all respect with the existing shares.

The shareholders in the annual general meeting on June 5, 2007 approved the final dividend in respect of 2006 of RMB 0.22 per share (RMB 0.11 per adjusted ordinary share after the Bonus Issue as mentioned in above) amounting to a total of RMB 195,394,650. The amount was accounted for in shareholders' equity as an appropriation of retained earnings.

The Board of Directors proposed a cash dividend of RMB 0.13 per share for the year ended December 31, 2007, amounting to approximately RMB 230,920,950. The proposed cash dividend distribution is subject to shareholders' approval in their next general meeting and will be recorded in the Group's financial statements for the year ending December 31, 2008.

12. EARNINGS PER SHARE

Due to the Bonus Issue as described in note 11, the number of ordinary shares for the year ended December 31, 2006 for the purpose of calculating earnings per share has been adjusted retrospectively for the increase of ordinary shares.

Earnings per share for the year ended December 31, 2007 and December 31, 2006 have been computed by dividing the profit attributable to the equity holders of the Company, of RMB 630,989,000 and RMB 515,587,000, by 1,776,315,000 ordinary shares issued and outstanding.

There were no potential dilutive ordinary shares outstanding during the years ended December 31, 2007 and 2006.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

13. PROPERTY, PLANT AND EQUIPMENT, NET

At December 31, property, plant and equipment comprised:

The Group:

	Buildings RMB'000	Computer systems and software RMB'000	Motor vehicles RMB'000	Furniture, fixtures and other equipment RMB'000	Assets under construction RMB'000	Leasehold improvement RMB'000	Total RMB'000
Cost							
As at January 1, 2006	58,496	1,524,605	34,242	29,850	181	—	1,647,374
Purchases	2,710	119,662	5,077	9,245	3,464	14,044	154,202
Transfer upon completion	—	484	—	—	(484)	—	—
Disposals/write off	—	(6,114)	(1,664)	(610)	—	—	(8,388)
As at December 31, 2006	61,206	1,638,637	37,655	38,485	3,161	14,044	1,793,188
Purchases	49,989	545,872	7,876	5,201	—	5,605	614,543
Disposals/write off	—	(167,023)	(491)	(542)	(161)	—	(168,217)
As at December 31, 2007	111,195	2,017,486	45,040	43,144	3,000	19,649	2,239,514
Accumulated depreciation							
As at January 1, 2006	(9,334)	(873,870)	(18,558)	(17,287)	—	—	(919,049)
Charge for the year	(2,892)	(206,368)	(4,427)	(4,410)	—	(2,672)	(220,769)
Disposals/write off	—	5,711	1,525	543	—	—	7,779
As at December 31, 2006	(12,226)	(1,074,527)	(21,460)	(21,154)	—	(2,672)	(1,132,039)
Charge for the year	(3,162)	(212,761)	(4,725)	(8,862)	—	(6,174)	(235,684)
Disposals/write off	—	160,474	433	450	—	—	161,357
As at December 31, 2007	(15,388)	(1,126,814)	(25,752)	(29,566)	—	(8,846)	(1,206,366)
Net book value							
As at December 31, 2006	48,980	564,110	16,195	17,331	3,161	11,372	661,149
As at December 31, 2007	95,807	890,672	19,288	13,578	3,000	10,803	1,033,148

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

13. PROPERTY, PLANT AND EQUIPMENT, NET *(continued)*

The Company:

	Buildings RMB'000	Computer systems and software RMB'000	Motor vehicles RMB'000	Furniture, fixtures and other equipment RMB'000	Leasehold improvement RMB'000	Total RMB'000
Cost						
As at January 1, 2006	32,893	1,512,721	20,285	21,228	—	1,587,127
Purchases	—	118,428	3,849	7,553	12,443	142,273
Disposals/write off	—	(5,711)	(923)	(453)	—	(7,087)
As at December 31, 2006	32,893	1,625,438	23,211	28,328	12,443	1,722,313
Purchases	33,590	544,509	6,758	2,912	5,140	592,909
Disposals/write off	—	(164,442)	—	—	—	(164,442)
As at December 31, 2007	66,483	2,005,505	29,969	31,240	17,583	2,150,780
Accumulated depreciation						
As at January 1, 2006	(3,716)	(864,558)	(11,044)	(12,555)	—	(891,873)
Charge for the year	(1,595)	(205,345)	(2,502)	(2,857)	(2,045)	(214,344)
Disposals/write off	—	5,474	895	439	—	6,808
As at December 31, 2006	(5,311)	(1,064,429)	(12,651)	(14,973)	(2,045)	(1,099,409)
Charge for the year	(1,595)	(211,812)	(2,814)	(7,284)	(5,266)	(228,771)
Disposals/write off	—	157,978	—	—	—	157,978
As at December 31, 2007	(6,906)	(1,118,263)	(15,465)	(22,257)	(7,311)	(1,170,202)
Net book value						
As at December 31, 2006	27,582	561,009	10,560	13,355	10,398	622,904
As at December 31, 2007	59,577	887,242	14,504	8,983	10,272	980,578

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

14. INTANGIBLE ASSETS, NET

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cost				
As at January 1	**53,414**	48,268	**47,586**	44,222
Additions	**9,282**	5,146	**8,855**	3,364
As at December 31	**62,696**	53,414	**56,441**	47,586
Accumulated amortization				
As at January 1	**(43,445)**	(35,036)	**(39,678)**	(31,772)
Amortization for the year	**(7,427)**	(8,409)	**(6,747)**	(7,906)
As at December 31	**(50,872)**	(43,445)	**(46,425)**	(39,678)
Net book value				
As at December 31	**11,824**	9,969	**10,016**	7,908

The intangible assets of the Group and the Company represent computer software acquired.

15. INVESTMENTS IN SUBSIDIARIES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Investments, at cost:	**—**	—	**37,507**	37,507

A listing of the Company's subsidiaries is shown in Note 1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

16. INVESTMENTS IN ASSOCIATED COMPANIES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Beginning of the year	**68,343**	53,854	**21,790**	11,890
Share of profit	**12,991**	11,727	**–**	—
Dividend received from associated companies	**(838)**	(7,138)	**–**	—
Additional capital contribution	**5,500**	9,900	**5,500**	9,900
End of the year	**85,996**	68,343	**27,290**	21,790

A listing of the Group's associates is shown in Note 1.

The Group's interest in its principal associates, all of which are unlisted, were as follows:

	Total assets	**Total liabilities**	**Revenues**	**Profit attributable to equity holders**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
2006	84,679	16,336	303,950	11,727
2007	111,321	25,325	346,305	12,991

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

17. FINANCIAL INSTRUMENTS BY CATEGORY

The accounting policies for financial instruments have been applied to the line items below:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Assets as per balance sheet:				
Accounts receivable *(Note 22)*	**141,565**	84,882	**110,242**	58,125
Due from related parties *(Note 23)*	**389,561**	300,070	**381,573**	289,751
Due from subsidiaries, net *(Note 24)*	—	—	**24,982**	22,227
Due from associated companies *(Note 25)*	**6,308**	273	**6,308**	273
Short-term bank deposits *(Note 27)*	**1,843,949**	1,884,604	**1,757,949**	1,813,504
Cash and cash equivalents *(Note 28)*	**1,209,152**	1,233,166	**1,111,519**	1,147,017
Loans and receivables	**3,590,535**	3,502,995	**3,392,573**	3,330,947
Held-to-maturity financial assets *(Note 19)*	**100,000**	100,000	**100,000**	100,000
Total	**3,690,535**	3,602,995	**3,492,573**	3,430,947

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

18. DEFERRED INCOME TAX

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Deferred tax assets:				
— Deferred tax assets to be recovered after more than 12 months	**6,539**	—	**6,539**	—
— Deferred tax assets to be recovered within 12 months	**2,690**	—	**1,523**	—
	9,229	—	**8,062**	—
Deferred tax liabilities:				
— Deferred tax liabilities to be settled within 12 months	**(129)**	—	**–**	—
	(129)	—	**–**	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

18. DEFERRED INCOME TAX *(continued)*

The gross movement on the deferred income tax accounts is as follow:

The Group:

	Depreciation and Amortization *RMB'000*	Provision and Others *RMB'000*	Total *RMB'000*
As at January 1, 2006 and December 31, 2006	—	—	—
Charged/(credited) to the income statement	7,647	1,453	9,100
As at December 31, 2007	7,647	1,453	9,100

The Company:

	Depreciation and Amortization *RMB'000*	Provision and Others *RMB'000*	Total *RMB'000*
As at January 1, 2006 and December 31, 2006	—	—	—
Charged/(credited) to the income statement	7,614	448	8,062
As at December 31, 2007	7,614	448	8,062

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

19. HELD-TO-MATURITY FINANCIAL ASSETS

At December 31, the Company and the Group had the following held-to-maturity financial assets:

	Interest rate and maturity	2007 *RMB'000*	2006 *RMB'000*
Treasury bonds	3% per annum with maturity in December 2008	**100,000**	100,000

As at December 31, 2007, the held-to-maturity financial asset was classified as current assets as it will be matured within twelve months.

20. OTHER LONG-TERM ASSETS

At December 31, other long-term assets of the Company and the Group mainly comprised long-term rental deposits.

21. INVENTORIES

	The Group		The Company	
	2007 ***RMB'000***	2006 *RMB'000*	**2007** ***RMB'000***	2006 *RMB'000*
Equipment for sale	**9,009**	4,359	**2,632**	2,632
Spare parts	**77**	83	**—**	—
Others	**261**	162	**—**	—
Total	**9,347**	4,604	**2,632**	2,632
Provision for impairment of inventories	**(106)**	(106)	**—**	—
	9,241	4,498	**2,632**	2,632

No inventories have been pledged as security for borrowings with the Group and the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

22. ACCOUNTS RECEIVABLE, NET

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accounts receivable	**146,390**	87,960	**113,797**	60,997
Provision for impairment of receivables	**(4,825)**	(3,078)	**(3,555)**	(2,872)
Accounts receivable, net	**141,565**	84,882	**110,242**	58,125

The payment period is normally within six months after the services are rendered.

The carrying amounts of the Group's accounts receivable approximated its fair value as at December 31, 2007 because of the short-term maturities of these receivables.

The maximum exposure to credit risk at the reporting date is the fair value of accounts receivable. The Group does not hold any collateral as security.

As at December 31, 2007 and 2006, the ageing analysis of the accounts receivable was as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**126,837**	73,294	**108,850**	56,190
Over 6 months but within 1 year	**6,390**	4,859	**1,490**	2,196
Over 1 year but within 2 years	**4,578**	2,083	**1,008**	1,224
Over 2 years but within 3 years	**1,247**	6,598	**1,062**	265
Over 3 years	**7,338**	1,126	**1,387**	1,122
Accounts receivable	**146,390**	87,960	**113,797**	60,997
Provision for impairment of receivables	**(4,825)**	(3,078)	**(3,555)**	(2,872)
Accounts receivable, net	**141,565**	84,882	**110,242**	58,125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

22. ACCOUNTS RECEIVABLE, NET *(continued)*

As of December 31, 2007, accounts receivable of RMB 8,656,000 (2006: RMB 3,524,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these accounts receivable is as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Over 6 months but within 1 year	**4,900**	2,664	**–**	—
Over 1 year but within 2 years	**3,571**	860	**–**	—
Over 2 years but within 3 years	**185**	—	**–**	—
	8,656	3,524	**–**	—

As of December 31, 2007, accounts receivable of RMB 10,897,000 (2006: RMB 11,142,000) were impaired. The amount of the provision was RMB 4,825,000 as of December 31, 2007 (2006: RMB 3,078,000). It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Over 6 months but within 1 year	**1,490**	2,195	**1,490**	2,196
Over 1 year but within 2 years	**1,007**	1,223	**1,008**	1,224
Over 2 years but within 3 years	**1,062**	6,598	**1,062**	265
Over 3 years	**7,338**	1,126	**1,387**	1,122
	10,897	11,142	**4,947**	4,807

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

22. ACCOUNTS RECEIVABLE, NET *(continued)*

The movement of provision for impairment of receivables is as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Balance at beginning of year	**3,078**	1,755	**2,872**	1,557
Provision	**1,747**	1,323	**683**	1,315
Balance at end of year	**4,825**	3,078	**3,555**	2,872

The carrying amounts of the accounts receivable are denominated in the following currencies:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
RMB	**47,353**	27,587	**26,946**	16,722
HKD denominated	**7,430**	4,112	**4,629**	2,077
USD denominated	**87,502**	56,213	**78,159**	42,198
Others	**4,105**	48	**4,063**	—
	146,390	87,960	**113,797**	60,997

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

23. DUE FROM RELATED PARTIES, NET

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**377,452**	289,133	**370,852**	279,376
Over 6 months but within 1 year	**10,796**	10,889	**10,721**	10,855
Over 1 year but within 2 years	**7,055**	7,685	**5,779**	7,157
Over 2 years but within 3 years	**1,895**	5,148	**1,858**	5,148
Over 3 years	**7,028**	1,880	**7,028**	1,880
Due from related parties	**404,226**	314,735	**396,238**	304,416
Provision for impairment of receivables	**(14,665)**	(14,665)	**(14,665)**	(14,665)
Due from related parties, net	**389,561**	300,070	**381,573**	289,751

These balances are trade related, interest free, unsecured and generally repayable within six months.

As of December 31, 2007, due from related parties of RMB 12,109,000 (2006: RMB 10,937,000) were past due but not impaired. These relate to a number of customers for whom there is no recent history of default. The aging analysis of these receivables are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Over 6 months but within 1 year	**10,796**	5,110	**10,721**	5,076
Over 1 year but within 2 years	**1,276**	5,827	**–**	5,299
Over 2 years but within 3 years	**37**	—	**–**	—
	12,109	10,937	**10,721**	10,375

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

23. DUE FROM RELATED PARTIES, NET *(continued)*

As of December 31, 2007, due from related parties of RMB 14,665,000 (2006: RMB 14,665,000) were impaired. The amount of the provision was RMB 14,665,000 as of December 31, 2007 (2006: RMB 14,665,000) for the estimated losses resulting from the disagreement on services and payments. The ageing of the receivable is as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Over 6 months but within 1 year	**—**	5,779	**—**	5,779
Over 1 year but within 2 years	**5,779**	1,858	**5,779**	1,858
Over 2 years but within 3 years	**1,858**	5,148	**1,858**	5,148
Over 3 years	**7,028**	1,880	**7,028**	1,880
	14,665	14,665	**14,665**	14,665

24. DUE FROM SUBSIDIARIES, NET

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**—**	—	**7,111**	8,540
Over 6 months but within 1 year	**—**	—	**3,210**	2,287
Over 1 year but within 2 years	**—**	—	**5,751**	3,783
Over 2 years but within 3 years	**—**	—	**2,293**	4,813
Over 3 years	**—**	—	**14,428**	10,615
Total	**—**	—	**32,793**	30,038
Provision for impairment of receivables	**—**	—	**(7,811)**	(7,811)
Due from subsidiaries, net	**—**	—	**24,982**	22,227

These balances are trade related, interest free and unsecured.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

25. DUE FROM ASSOCIATED COMPANIES

These balances are trade related, interest free, unsecured and generally repayable within one year.

26. PREPAYMENTS AND OTHER CURRENT ASSETS

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Advance payments	**35,822**	13,578	**32,460**	5,050
Interest receivable	**34,046**	28,894	**34,046**	28,894
Prepaid expenses	**18,661**	13,045	**18,661**	12,775
Other current assets	**13,870**	6,547	**3,473**	1,069
Total	**102,399**	62,064	**88,640**	47,788

27. SHORT-TERM BANK DEPOSITS

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
RMB	**1,666,000**	1,601,100	**1,580,000**	1,530,000
HKD denominated	**177,949**	221,034	**177,949**	221,034
USD denominated	**—**	62,470	**—**	62,470
	1,843,949	1,884,604	**1,757,949**	1,813,504

The annual interest rate on short-term bank deposits ranges from 2.52% to 4.80% (2006: 1.71% to 4.89%) and these deposits have a maturity period ranging from 6 to 24 months (2006: 6 to 36 months).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

28. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash				
RMB	**60**	300	**20**	110
HKD denominated	**34**	30	**—**	—
USD denominated	**—**	1	**—**	—
Others	**5**	8	**—**	—
	99	339	**20**	110
Demand deposits				
RMB	**1,094,216**	1,064,720	**1,051,485**	1,022,124
USD denominated	**78,280**	109,976	**45,797**	79,295
HKD denominated	**31,640**	55,921	**14,217**	45,488
Others	**4,917**	2,210	**—**	—
	1,209,053	1,232,827	**1,111,499**	1,146,907
Total cash and cash equivalents	**1,209,152**	1,233,166	**1,111,519**	1,147,017

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

29. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Accounts payable	**180,255**	110,142	**163,835**	96,457
Accrued departure technology support fee	**100,443**	55,476	**100,442**	62,494
Accrued technical support fee	**17,245**	27,548	**15,902**	25,742
Accrued network usage fees	**45,113**	45,565	**45,113**	45,565
Accrued bonus and employee benefit to employees	**49,189**	50,557	**46,060**	47,652
Other taxes payable *(i)*	**30,459**	24,282	**29,935**	22,992
Other liabilities	**47,508**	45,630	**41,212**	42,851
Total	**470,212**	359,200	**442,499**	343,753

At December 31, 2007, approximately RMB 141,607,000 of the above balances were denominated in US dollars (2006: RMB 123,664,000).

The aging analysis of accounts payable and accrued liabilities are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**133,228**	25,238	**124,746**	16,059
Over 6 months but within 1 year	**13,078**	8,773	**11,231**	6,758
Over 1 year but within 2 years	**7,884**	55,809	**4,630**	53,531
Over 2 years but within 3 years	**17,481**	754	**14,644**	541
Over 3 years	**8,584**	19,568	**8,584**	19,568
Total accounts payable	**180,255**	110,142	**163,835**	96,457
Accrued liabilities and other liabilities	**289,957**	249,058	**278,664**	247,296
Total	**470,212**	359,200	**442,499**	343,753

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

29. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES *(continued)*

(i) Other taxes payables

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Business tax payable	**24,959**	17,640	**24,034**	16,977
VAT payable	**(977)**	167	**(73)**	(126)
Other	**6,477**	6,475	**5,974**	6,141
Total	**30,459**	24,282	**29,935**	22,992

30. DUE TO RELATED PARTIES

	The Group		The Company	
	2007	2006	**2007**	2006
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within 6 months	**14,069**	1,153	**14,069**	152
Over 6 months but within 1 year	**—**	50,945	**—**	50,850
Over 1 year but within 2 years	**—**	11,366	**—**	10,794
Over 2 years but within 3 years	**5,424**	3,116	**4,934**	2,787
Over 3 years	**20,467**	18,862	**11,530**	9,524
Total	**39,960**	85,442	**30,533**	74,107

These balances comprised mainly dividend payables and service fee payable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

31. PAID-IN CAPITAL

The Paid-In capital as at December 31, 2007 represented 577,303,500 Domestic Shares that were issued by the Company upon incorporation, 310,854,000 H Shares that were issued by the Company in February, 2001, and 888,157,500 new ordinary shares due to the Bonus Issue in June, 2007 as described in Note 11.

	2007 Number of shares '000	2007 Amount RMB'000
Authorized:		
Domestic Shares of RMB1 each	1,154,607	1,154,607
H Shares of RMB1 each	621,708	621,708
Total shares of RMB1 each	1,776,315	1,776,315
Issued and fully paid:		
Domestic Shares of RMB1 each	1,154,607	1,154,607
H Shares of RMB1 each	621,708	621,708
Total shares of RMB1 each	1,776,315	1,776,315

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

32. RESERVES

	Capital Surplus	Statutory Surplus Reserve Fund	Statutory Public Welfare Fund	Discretionary Surplus Reserve Fund	Currency translation differences	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
The Group						
Balance as at January 1, 2006	1,194,956	218,004	207,330	291,614	(450)	1,911,454
Transfer from Statutory Public Welfare Fund	—	207,330	(207,330)	—	—	—
Transfer from retained earnings	—	52,248	—	103,111	—	155,359
Currency translation differences	—	—	—	—	(701)	(701)
Balance as at December 31, 2006	1,194,956	477,582	—	394,725	(1,151)	2,066,112
Transfer to Paid-In capital *(Note 31)*	(888,157)	—	—	—	—	(888,157)
Transfer from retained earnings	—	36,847	—	83,699	—	120,546
Currency translation differences	—	—	—	—	(1,667)	(1,667)
Balance as at December 31, 2007	306,799	514,429	—	478,424	(2,818)	1,296,834

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

32. RESERVES *(continued)*

	Capital Surplus RMB'000	Statutory Surplus Reserve Fund RMB'000	Statutory Public Welfare Fund RMB'000	Discretionary Surplus Reserve Fund RMB'000	Currency translation differences RMB'000	Total RMB'000
The Company						
Balance as at January 1, 2006	1,194,956	215,928	205,554	291,528	—	1,907,966
Transfer from Statutory Public Welfare Fund	—	205,554	(205,554)	—	—	—
Transfer from retained earnings	—	51,478	—	102,779	—	154,257
Balance as at December 31, 2006	1,194,956	472,960	—	394,307	—	2,062,223
Transfer to Paid-In capital *(Note 31)*	(888,157)	—	—	—	—	(888,157)
Transfer from retained earnings	—	41,469	—	84,117	—	125,586
Balance as at December 31, 2007	306,799	514,429	—	478,424	—	1,299,652

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

33. APPROPRIATIONS AND DISTRIBUTION OF PROFIT

In accordance with the Company Law of PRC, which was revised on October 27, 2005 and became effective on January 1, 2006, and the Articles of Association of the Company, the Company would not make any appropriations to the statutory public welfare fund commencing from 2006. According to the Circular on corporate accounting treatment following the implementation of Company Law issued by the Ministry of Finance on March 15, 2006, the balance of the statutory public welfare fund at December 31, 2005 was transferred into the statutory surplus reserve fund.

In the year ended December 31, 2007, according to the Company Law of PRC, related regulations, and the Articles of Association of the Company, the distributable net profit after taxation and minority interest is distributed in order as follow:

(i) making up cumulative prior years' losses, if any;

(ii) appropriation to the statutory surplus reserve fund;

(iii) appropriation to the discretionary surplus reserve fund;

(iv) appropriation to the distribution of dividends for ordinary shares.

For the year ended December 31, 2007, the Board's proposed appropriations to the statutory surplus reserve fund and discretionary surplus reserve fund were adjusted for the impact of the new PRC Accounting Standards that became effective on January 1, 2007.

The appropriation to the discretionary surplus reserve fund for the year ended December 31, 2006 was approved in the annual general meeting held on June 5, 2007. The amount was accounted for in shareholder's equity as a distribution of retained earnings in the year ended December 31, 2007.

The proposed appropriation of RMB 118,357,000 to the discretionary surplus reserve fund for the year ended December 31, 2007 is subject to shareholders' approval at the next general meeting. Therefore, the amount will be recorded in the Group's financial statements for year ending December 31, 2008.

After the appropriations mentioned above, the retained earnings available for distribution as at December 31, 2007 was approximately RMB 959,553,000 (2006: RMB 787,939,000).

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB 591,783,000 (2006: RMB 495,029,000) for the year ended December 31, 2007.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

34. CASH GENERATED FROM OPERATING ACTIVITIES

	2007 *RMB'000*	2006 *RMB'000*
Profit before taxation	**718,591**	627,942
Adjustments for:		
Depreciation and amortization	**243,111**	229,178
Loss on disposal of property, plant and equipment	**6,039**	83
Interest income	**(69,512)**	(67,624)
Provision for impairment of receivables	**1,747**	10,608
Provision for impairment of inventories	**—**	106
Share of results from associated companies	**(12,991)**	(11,727)
Foreign exchange loss	**19,149**	14,517
Decrease (increase) in current assets:		
Accounts receivable	**(58,430)**	(24,689)
Inventories	**(4,743)**	(1,214)
Prepayments and other current assets	**(5,370)**	(4,391)
Due from related parties/associated companies	**(95,526)**	(36,237)
Increase (decrease) in current liabilities:		
Accounts payable and accrued liabilities	**33,728**	20,153
Deferred revenue	**2,726**	473
Due to related parties	**11,713**	1,733
Cash generated from operations	**790,232**	758,911

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

35. FINANCIAL RISK MANAGEMENT

- **Financial risk factors**

The Group's activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Financial risk management is carried out by the Group's finance department, following the overall directions determined by the Board of Directors. The Group's finance department identifies and evaluates financial risks in close co-operation with the Group's operating units.

(i) Foreign currency risk

The Group's functional currency is RMB. Majority of transactions are conducted in RMB except certain commercial transactions with foreign airlines and purchases of machinery and equipment from overseas suppliers The Group manages the foreign exchange risks by performing regular reviews of the Group's net foreign exchange exposure.

The Group's exposure to foreign exchange risk relates principally to its accounts receivables, cash and cash equivalents, short-term bank deposits and accounts payables denominated in foreign currencies. Analysis of these assets and liabilities by currency are disclosed in Notes 22, 28, 27, and 29 respectively.

As at December 31, 2007, if RMB had strengthened/weakened by 5% against US$ and HK$ with all other variables held constant, which were considered reasonably possible at each of the dates by management, the profit for the years ended December 31, 2007 would have been approximately RMB 11,651,000 lower/higher, mainly as a result of foreign exchange losses on translation of US$ and HK$ dencminated accounts receivables, cash and cash equivalents, short-term bank deposits and accounts payables.

(ii) Interest rate risk

The Group's interest-bearing assets are mainly represented by cash and cash equivalents, bank deposits and treasury bonds. Interest income is approximately RMB 69,512,000 (2006: RMB 67,624,000). Apart from this, the Group's income and operating cash flows are substantially independent of changes in market interest rates. The interest rates and maturities of the Group's short-term bank deposits and treasury bonds are disclosed in Note 27 and Note 19.

The Group has no significant borrowing and non-current liabilities at December 31, 2007 and do not has significant exposure to changes in interest rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

35. FINANCIAL RISK MANAGEMENT *(continued)*

- **Financial risk factors** *(continued)*

(iii) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, short-term deposits, accounts receivables, and due from related parties. The carrying amounts of these current assets represent the Group's maximum exposure to credit risk in relation to financial assets.

As a substantial portion of these revenues was generated from the shareholders of the Company, the amount due from related parties balances are trade related, and the counterparties mainly comprise the domestic airlines. Most of these domestic airlines are stated-owned enterprises with good repayment history. Based on historical record, the repayment period is normally within 6 months and there was no material default of the balances in the past. Approximately 62% (2006: 60%) of the total amount due from related parties was due from the top 3 customers of the Group: China Southern Air Company Limted, China Eastern Air Company Limited, and Air China Limited.

The Group has policies to ensure that the bank balances are placed with the banks with good reputation and credit quality. The Group also performs evaluation of credit quality of the banks periodically. Approximately 67% (2006: 66%) of the total bank balances were concentrated with 4 stated-owned banks as at December 31, 2007.

(iv) Liquidity risk

The Group maintains cash and bank deposits to hedge its liquidity risks. Approximately 62% of the total assets are cash and cash equivalents, or short-term deposits as at December 31, 2007 (2006: 70%), which is adequate to meet its daily operations requirements. Directors believe the Group has sufficient cash balances as at December 31, 2007 and has no significant exposure to liquidity risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

35. FINANCIAL RISK MANAGEMENT *(continued)*

- **Capital risk management**

The Group's objective is to maintain an optimal capital structure and reduce the cost of capital.

The Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

- **Fair value estimation**

The Group's financial instruments mainly consist of cash and cash equivalents, short-term bank deposits, accounts receivables, prepayments, due from associated and related parties, treasury bonds, accounts payables, and due to related parties.

The carrying amounts of the Group's financial instruments except for treasury bonds approximated their fair values as at December 31, 2007 because of the short-term maturities of these instruments.

The treasury bonds that are held to maturity are carried at amortized cost. At December 31, 2007, the market value of the treasury bonds was approximately RMB 100,560,000 (2006: RMB 100,430,000).

36. SEGMENT REPORTING

The Group conducts its business within one business segment — the business of providing aviation information technology and related services in the PRC. The Group's chief decision maker for operation is considered to be the Group's general manager. The information reviewed by the general manager is identical to the information presented in the consolidated income statement. No segment income statement has been prepared by the Group for the year ended December 31, 2007 and 2006. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

37. COMMITMENTS

(a) Capital commitments

At December 31, the Group had the following capital commitments:

	2007 RMB'000	2006 RMB'000
Authorized and contracted for		
— Computer System	**55,720**	7,923
— Building	**63,437**	—
Authorized but not contracted for		
— Computer System	**661,692**	494,680
— Land use right and Building	**628,962**	—
Total	**1,409,811**	502,603

The above capital commitments primarily relate to the development of the new generation aviation passenger service system and the construction of new operating centre in Beijing.

At December 31, 2007, less than RMB 1 million of the above balance were denominated in US dollars (2006: Nil).

(b) Operating lease commitments

As at December 31, the Group had the following commitments under operating leases:

	2007 RMB'000	2006 RMB'000
Within one year	**58,581**	17,521
Later than one year but not later than five years	**68,264**	46,530
Total	**126,845**	64,051

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

37. COMMITMENTS *(continued)*

(c) Equipment maintenance fee commitments

As at December 31, 2007, the Group had equipment maintenance fee commitments as of RMB 14,417,000 (2006: Nil).

38. RELATED PARTY TRANSACTIONS

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

Management believes that meaningful information relative to related party disclosures has been adequately disclosed.

(1) Related parties

The major related parties of the Company and the Group are as follows:

Name	Relationship with the Company
China TravelSky Holding Company ("CTHC")	Shareholder of the Company
China Southern Air Holding Company	Shareholder of the Company
China Southern Airlines Company Limited	Subsidiary of a shareholder of the Company
China Eastern Air Holding Company	Shareholder of the Company
China Eastern Airlines Company Limited	Subsidiary of a shareholder of the Company
China National Aviation Holding Company	Shareholder of the Company
Air China Limited	Subsidiary of a shareholder of the Company
Xiamen Airlines Company Limited	Shareholder of the Company
China Eastern Airlines Wuhan Company Limited	Shareholder of the Company
Hainan Airlines Company Limited	Shareholder of the Company
Shenzhen Airlines Company Limited	Shareholder of the Company
Shanghai Airlines Company Limited	Shareholder of the Company
Sichuan Airlines Holding Company	Shareholder of the Company
Sichuan Airlines Company Limited	Subsidiary of a shareholder of the Company
Asia Technology Development Company Limited ("Asia Technology")	Indirect wholly owned subsidiary of a shareholder of the Company

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

38. RELATED PARTY TRANSACTIONS *(continued)*

(2) Related party transactions

The following is a summary of significant recurring transactions carried out with the Group's related parties.

(i) Revenue for aviation information technology and data network services, the pricing of which was based on either contractual arrangements or negotiated prices with these related parties with reference to the pricing standards prescribed by Civil Aviation Administration of China ("CAAC") where applicable.

Name	2007 *RMB'000*	2006 *RMB'000*
China Southern Airlines Company Limited *(a)*	**347,507**	300,552
China Eastern Airlines Company Limited *(b)*	**273,339**	246,545
Air China Limited	**241,469**	226,965
Hainan Airlines Company Limited	**146,464**	123,533
Shanghai Airlines Company Limited	**99,295**	79,347
Shenzhen Airlines Company Limited	**101,128**	78,464

(a) Included the transaction amount of its subsidiary, Xiamen Airlines Company Limited.

(b) Included the transaction amount of its subsidiary, China Eastern Airlines Wuhan Company Limited.

In the Directors' opinion, these transactions were carried out with related parties in the ordinary course of business and on normal commercial terms.

(ii) Lease of properties from CTHC

For the year ended December 31, 2007, operating lease rentals for lease of properties from CTHC amounted to RMB 38,608,608 (2006: RMB 38,608,608). The pricing of operating lease rentals for buildings is based on agreed rates with CTHC.

(iii) Computer software development services provided by Asia Technology.

For the year ended December 31, 2007, computer software development services provided by Asia Technology amounted to RMB 18,800,000 (2006: RMB 18,800,000). Asia Technology is an indirect wholly owned subsidiary of CTHC. The pricing of computer software development service fee is based on contractual arrangement with Asia Technology.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

38. RELATED PARTY TRANSACTIONS *(continued)*

(3) Balances with related parties

Balances due from the related parties mainly comprised:

	The Group		The Company	
	2007	2006	**2007**	2006
Name	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
China Southern Airlines Company Limited *(a)*	**129,108**	18,215	**126,854**	16,516
China Eastern Airlines Company Limited *(b)*	**67,843**	93,685	**64,684**	92,932
Air China Limited	**52,680**	77,188	**52,667**	77,180
Hainan Airlines Company Limited	**45,009**	39,847	**44,973**	39,796
Sichuan Airlines Company Limited	**45,487**	3,190	**45,587**	2,640
Shenzhen Airlines Company Limited	**25,482**	45,204	**23,314**	45,126

(a) Included the transaction balance of its subsidiary, Xiamen Airlines Company Limited.

(b) Included the transaction balance of its subsidiary, China Eastern Airlines Wuhan Company Limited.

The balances with related parties were unsecured, non-interest bearing and generally repayable within six months.

The balances with related parties primarily arose from the above related party transactions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi)

38. RELATED PARTY TRANSACTIONS *(continued)*

(4) Amounts due from other major state-owned enterprises

The balances with other major state-owned banks are as follows:

	The Group		The Company	
	2007	2006	**2007**	2006
Name	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Bank balances	**2,058,932**	2,064,720	**1,880,290**	1,912,320

The Group is a state-owned enterprise. In accordance with the revised IAS 24, "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than entities under the Group, directly or indirectly controlled by the PRC government are also defined as related parties of the Company and its subsidiaries.

The majority of the business activities of the Company and its subsidiaries are conducted with state—owned enterprises. For the purpose of the related party transactions disclosure in accordance with IAS 24, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

39. ULTIMATE HOLDING COMPANY

The Directors regard China TravelSky Holding Company established in the PRC as being the ultimate holding company.

40. RECLASSIFICATION

Certain comparative figures have been reclassified to conform to the current year presentation.

41. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 28, 2008.

SUPPLEMENTARY FINANCIAL INFORMATION PROVIDED BY THE MANAGEMENT
CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi ("RMB"))

	As at December 31				
	2003	2004	2005	2006	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	***RMB'000***
ASSETS					
Non-current assets					
Property, plant and equipment, net	545,354	475,118	728,325	661,149	**1,033,148**
Intangible assets, net	11,093	15,117	13,232	9,969	**11,824**
Investments in associated companies	36,327	42,424	53,854	68,343	**85,996**
Held-to-maturity financial assets	100,000	100,000	100,000	100,000	**–**
Other long-term assets	4,901	16,142	20,906	17,000	**8,881**
Deferred income tax assets	—	—	—	—	**9,229**
	697,675	648,861	916,317	856,461	**1,149,078**
Current assets					
Inventories	2,635	4,098	3,390	4,498	**9,241**
Accounts receivable, net	18,352	38,170	61,516	84,882	**141,565**
Due from associated companies	65	—	1,227	273	**6,308**
Due from related parties, net	83,619	112,811	272,991	300,070	**389,561**
Prepayments and other current assets	32,005	82,979	48,072	62,064	**102,399**
Short-term investments	1,920	1,749	—	—	**–**
Held-to-maturity financial assets	—	—	—	—	**100,000**
Short-term bank deposits	505,000	625,378	1,947,277	1,884,604	**1,843,949**
Cash and cash equivalents	2,034,952	2,236,843	856,811	1,233,166	**1,209,152**
	2,678,548	3,102,028	3,191,284	3,569,557	**3,802,175**
Total assets	3,376,223	3,750,889	4,107,601	4,426,018	**4,951,253**
EQUITY					
Capital and reserves attributable to equity holders of the Company					
Share capital	888,158	888,158	888,158	888,158	**1,776,315**
Reserves	1,584,817	1,719,540	1,911,454	2,066,112	**1,296,834**
Retained earnings					
- Proposed final cash dividend	90,592	177,632	204,276	195,395	**230,921**
- Others	314,471	451,297	584,304	749,137	**1,028,659**
	2,878,038	3,236,627	3,588,192	3,898,802	**4,332,729**
Minority interest	40,305	49,456	61,296	72,523	**85,997**
Total equity	2,918,343	3,286,083	3,649,488	3,971,325	**4,418,726**
LIABILITIES					
Non-current liabilities					
Deferred income tax liabilities	—	—	—	—	**129**
Current liabilities					
Accounts payable and accrued liabilities	385,564	421,821	345,000	359,200	**470,212**
Due to related parties	64,922	27,048	93,981	85,442	**39,960**
Income tax payable	5,343	12,794	17,159	7,605	**17,054**
Deferred revenue	2,051	3,143	1,973	2,446	**5,172**
	457,880	464,806	458,113	454,693	**532,398**
Total liabilities	457,880	464,806	458,113	454,693	**532,527**
Total equity and liabilities	3,376,223	3,750,889	4,107,601	4,426,018	**4,951,253**
Net current assets	2,220,668	2,637,222	2,733,171	3,114,864	**3,269,777**
Total assets less current liabilities	2,918,343	3,286,083	3,649,488	3,971,325	**4,418,855**

SUPPLEMENTARY FINANCIAL INFORMATION PROVIDED BY THE MANAGEMENT
CONSOLIDATED INCOME STATEMENT

(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Year ended December 31				
	2003	2004	2005	2006	**2007**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	***RMB'000***
Revenues					
Aviation information technology services	663,932	1,025,725	1,238,003	1,395,172	**1,601,160**
Data network and others	229,686	257,125	258,781	316,533	**400,743**
Total revenues	893,618	1,282,850	1,496,784	1,711,705	**2,001,903**
Operating expenses					
Business taxes and other surcharges	(32,005)	(42,277)	(49,764)	(56,358)	**(65,795)**
Depreciation and amortisation	(149,166)	(166,741)	(182,015)	(229,178)	**(243,111)**
Network usage	(58,792)	(70,671)	(59,982)	(76,529)	**(83,562)**
Personnel	(166,425)	(154,068)	(199,497)	(239,743)	**(271,689)**
Operating lease rentals	(42,870)	(49,406)	(61,878)	(63,658)	**(68,607)**
Technical support and maintenance fees	(44,650)	(40,456)	(68,138)	(99,801)	**(154,459)**
Commission and promotion expenses	(74,537)	(155,702)	(148,004)	(194,095)	**(248,075)**
Other operating expenses	(98,842)	(152,423)	(182,502)	(188,534)	**(209,701)**
Total operating expenses	(667,287)	(831,744)	(951,780)	(1,147,896)	**(1,344,999)**
Operating profit	226,331	451,106	545,004	563,809	**656,904**
Financial income, net	34,569	37,558	38,441	52,406	**48,696**
Share of results of associated companies	11,445	10,934	11,312	11,727	**12,991**
Profit before taxation	272,345	499,598	594,757	627,942	**718,591**
Taxation	(23,092)	(40,188)	(51,063)	(98,421)	**(69,941)**
Profit after taxation	249,253	459,410	543,694	529,521	**648,650**
Attributable to:					
Equity holders of the Company	242,541	449,181	529,647	515,587	**630,989**
Minority interest	6,712	10,229	14,047	13,934	**17,661**
	249,253	459,410	543,694	529,521	**648,650**
Earnings per share for profit attributable to the equity holders of the Company					
Basic and diluted (RMB)	0.14	0.25	0.30	0.29	**0.36**
Cash dividends	90,592	177,632	204,276	195,395	**230,921**

CORPORATE INFORMATION

BOARD OF DIRECTORS

Acting Chairman	(appointed on March 28, 2008)
Sun Yongtao	Non-executive Director (appointed on January 9, 2007)
Directors	
Zhu Xiaoxing	Executive Director (CEO) (appointed on January 9, 2007)
Ding Weiping	Executive Director (Secretary to the Board and Company Secretary) (appointed on January 9, 2007)
Song Jinxiang	Executive Director (appointed on January 9, 2007)
Wang Quanhua	Vice Chairman, Non-executive Director (appointed on January 9, 2007)
Luo Chaogeng	Vice Chairman, Non-executive Director (appointed on June 5, 2007)
Gong Guokui	Vice Chairman, Non-executive Director (appointed on January 9, 2007)
Rong Gang	Non-executive Director (appointed on January 9, 2007)
Zhu Yong	Non-executive Director (appointed as Executive Director on January 9, 2007, re-designated as Non-executive Director on March 28, 2008)
Liu Dejun	Non-executive Director (appointed on January 9, 2007)
Xia Yi	Non-executive Director (appointed on January 9, 2007)
Song Jian	Non-executive Director (appointed on January 9, 2007)
Yick Wing Fat, Simon	Independent Non-executive Director (appointed on January 9, 2007)
Yuan Yaohui	Independent Non-executive Director (appointed on January 9, 2007)
Chua Keng Kim	Independent Non-executive Director (appointed on June 5, 2007)
Yang Yatie	Non-executive Director (appointed on December 5, 2003 and resigned on January 9, 2007)
Li Xiaoguang	Non-executive Director (appointed on December 5, 2003 and resigned on January 9, 2007)
Si Yupei	Non-executive Director (appointed on December 5, 2003 and resigned on January 9, 2007)
Wu Jiapei	Independent Non-executive Director (appointed on December 5, 2003 and resigned on January 9, 2007)
Cao Jianxiong	Vice Chairman, Non-executive Director (appointed on January 9, 2007 and resigned on June 5, 2007)
Chow Kwok Wah, James	Independent Non-executive Director (appointed on January 9, 2007 and resigned on June 5, 2007)

CORPORATE INFORMATION

AUDIT COMMITTEE

Yick Wing Fat, Simon	Chief Member (Chairman) (appointed on January 9, 2007)
Yuan Yaohui	Member (appointed on January 9, 2007)
Chua Keng Kim	Member (appointed on June 5, 2007)
Wu Jiapei	Chief Member (appointed on December 5, 2003 and resigned on January 9, 2007)
Chow Kwok Wah, James	Member (appointed on January 9, 2007 and resigned on June 5, 2007)

STRATEGIC COMMITTEE

Luo Chaogeng	Chief Member (Chairman) (appointed on June 5, 2007)
Zhu Yong	Member (appointed on January 9, 2007)
Wang Quanhua	Member (appointed on January 9, 2007)
Gong Guokui	Member (appointed on January 9, 2007)
Rong Gang	Member (appointed on January 9, 2007)
Ding Weiping	Member (appointed on January 9, 2007)
Cao Jianxiong	Chief Member (Chairman) (appointed on January 9, 2007 and resigned on June 5, 2007)

REMUNERATION AND EVALUATION COMMITTEE

Yuan Yaohui	Chief Member (Chairman) (appointed on January 9, 2007)
Yick Wing Fat, Simon	Member (appointed on January 9, 2007)
Chua Keng Kim	Member (appointed on June 5, 2007)
Wang Quanhua	Member (appointed on January 9, 2007)
Sun Yongtao	Member (appointed on January 9, 2007)
Yang Yatie	Member (appointed on March 11, 2004 and resigned on January 9, 2007)
Wu Jiapei	Member (appointed on March 11, 2004 and resigned on January 9, 2007)
Chow Kwok Wah, James	Member (appointed on January 9, 2007 and resigned on June 5, 2007)

SUPERVISORY COMMITTEE

Chairperson	(appointed on January 9, 2007)
Li Xiaojun	Supervisor (appointed on January 9, 2007)
Vice Chairperson	(appointed on January 9, 2007)
Du Hongying	Supervisor (appointed on January 9, 2007)

CORPORATE INFORMATION

Supervisors

Jing Gongbin	Supervisor (appointed on January 9, 2007)
Zhang Yakun	Supervisor (appointed on January 9, 2007)
Yu Yanbing	Supervisor (appointed on January 9, 2007)
Gao Jingping	Staff Representative Supervisor (appointed on January 9, 2007)
Wang Xiaomin	Staff Representative Supervisor (appointed on January 9, 2007)
Zhang Xin	Staff Representative Supervisor (appointed on January 9, 2007)
Rao Geping	Independent Supervisor (appointed on January 9, 2007)
Wang Yongqiang	Supervisor (appointed on December 5, 2003 and resigned on January 9, 2007)
Chen Lihong	Supervisor (appointed on December 5, 2003 and resigned on January 9, 2007)
Tan Xiaoxu	Supervisor (appointed on December 5, 2003 and resigned on January 9, 2007)

COMPANY SECRETARY

Ding Weiping

COMPANY'S WEBSITES

Website of consolidated information of the Comany:
www.travelsky.net

Website established in accordance with Rule 2.07C(6)(a) of the Listing Rules:
http://travelsky.wsfg.hk

AUDITORS

International Auditors:
PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22/F, Prince's Building, Central, Hong Kong

PRC Auditors:
PricewaterhouseCoopers Zhong Tian CPAs Limited Company
11/F, PricewaterhouseCoopers Centre
202 Hu Bin Road
Shanghai 200021
PRC

CORPORATE INFORMATION

LEGAL ADVISERS TO THE COMPANY

as to Hong Kong law:
Chiu and Partners
41/F, Jardine House
1 Connaught Place
Central, Hong Kong

as to PRC law:
Jingtian & Gongcheng
15/F, The Union Plaza
20 Chaoyangmenwai Dajie
Beijing 100020, PRC

REGISTERED ADDRESS AND CONTACT DETAILS

TravelSky Technology Limited
18-20/F, South Wing, Park C
Raycom InfoTech Park
No. 2, Ke Xue Yuan South Road
Haidian District, Beijing 100190, PRC
Telephone: (8610) 8286 1610
Facsimile: (8610) 8286 1612

PLACE OF BUSINESS IN HONG KONG

Rooms 3005-3007, 30/F
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

PLACE OF LISTING

The Stock Exchange of Hong Kong Limited
Stock Code: 0696

CORPORATE INFORMATION

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE

Hong Kong Registrars Limited
Rooms 1712-1716, 17/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

DEPOSITARY OF SPONSORED LEVEL I AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Bank of New York
Shareholder
P. O. Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

Shareholders can obtain a copy of this annual report through the website of the Company at (http://travelsky.wsfg.hk).

BIOGRAPHIES OF DIRECTORS, SUPERVISORS, COMPANY SECRETARY AND SENIOR MANAGEMENT

DIRECTORS

Acting Chairman

Sun Yongtao, aged 50, holds a master degree in economics and is a senior accountant. From May 1988 to July 1990, Mr. Sun served as manager of Finance Department of Shenzhen Huamei Steel and Iron Company Limited. From July 1990 to July 1993, he was the Chief Accountant of Shenzhen Century Plaza Hotel Company Limited, a company listed on the Shenzhen Stock Exchange. From July 1993 to January 1996, he was a director and General Manager of Finance Department of Shum Yip Holdings Company Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, now known as Shenzhen Holding Company Limited). From January 1996 to March 2001, he served as the Financial Controller, the Deputy General Manager (General Affairs) and a director of Hengli Weaving (Holdings) Limited. From March 2001 to February 2002, Mr. Sun served as the Deputy General Manager and the Financial Controller of Guiming Investment Limited. He was the Deputy General Manager and the Financial Controller of Daya Bay Nuclear Power Finance Corporation, Ltd. from February 2002 to November 2004. Mr. Sun has been the Chief Accountant of China TravelSky Holding Company, a promoter of the Company, since November 2004. Since January 2007, Mr. Sun was the Chairman of Accounting Centre of China Aviation (a wholly-owned subsidiary of China TravelSky Holding Company). Since January 2007, Mr. Sun has served as a non-executive Director of the Company's third Board and a member of the Remuneration and Evaluation Committee. Since March 2008, Mr. Sun has served as the Acting Chairman of the third Board of the Company.

Executive Directors

Zhu Xiaoxing, aged 43, graduated from Jilin University majoring in computer software. Mr. Zhu has nearly 20 years of experience in management and technological support in China's civil aviation industry. Since the establishment of the Company in October 2000, Mr. Zhu had been the General Manager of the Operation Department, the Customer Service Department and the Technical Management Department of the Company. Since August 2004, Mr. Zhu has served as the General Manager of the Company. Since October 2004, he has served as an executive Director of the second Board. Since January 2007, Mr. Zhu has been re-appointed as an executive Director of the Company's third Board and the General Manager of the Company. Mr. Zhu also serves as the Chairman of Cares Hubei Co. Ltd., a subsidiary of the Company.

BIOGRAPHIES OF DIRECTORS, SUPERVISORS, COMPANY SECRETARY AND SENIOR MANAGEMENT

Ding Weiping, aged 56, graduated from Beijing Industry Technology University and has over 20 years of management experience in China's civil aviation industry. From December 1979 to May 1984, Mr. Ding worked in General Administration of Civil Aviation of China. From May 1984 to October 1987, he worked in Civil Aviation Computer Information Centre, currently known as China TravelSky Holding Company, a promoter of the Company. From October 1987 to August 2000, he served as the Deputy Head of the Information Technology Room and then as the Vice Chief Engineer of Civil Aviation Computer Information Centre. Mr. Ding was also the head of the Planning Department of Civil Aviation Computer Information Centre from July 1999 to August 2000. From July 1999 to August 2000, Mr. Ding also served as the Officerin-charge of the Restructuring Department of Civil Aviation Computer Information Centre. From October 2000 to August 2004, Mr. Ding had served as the Deputy Chief Engineer of the Company and General Manager of the Department of Planning and Development of the Company. From October 2000 to December 2003, Mr. Ding had served as an executive Director of the first Board and the Secretary of the Board. From December 2003 to January 2007, he had been an executive Director of the second Board and the Secretary of the Board. In March 2004, Mr. Ding was appointed by the Board as a member of the Strategic Committee of the second Board. Since October 2000, Mr. Ding has also been the Secretary to the Board and the Company Secretary. Since January 2007, Mr. Ding has been re-appointed as an executive Director of the Company's third Board, the Secretary to the Board and a member of the Strategic Committee. Mr. Ding also holds positions in subsidiaries of the Company, including a director of each of TravelSky Technology (Singapore) Limited and TravelSky Technology (Japan) Limited, the Vice Chairman of Aviation Cares of Yunnan Information Co. Ltd, a director of InfoSky Technology Co. Ltd. and positions in associated companies of the Company, including the Chairman of Dalian TravelSky Airport Technology Limited and the Vice Chairman of each of Yunnan TravelSky Airport Technology Limited, Heilongjiang TravelSky Airport Technology Limited, Shanghai Dongmei Aviation Tourism Online Co. Ltd and Hebei TravelSky Airport Technology Limited.

Song Jinxiang, aged 59, graduated from Beijing Institute of Aeronautics (currently known as "Beijing University of Aeronautics and Astronautics") and has over 20 years of management experience in China's civil aviation industry. From December 1976 to September 1981, Mr. Song was a technician of General Administration of Civil Aviation of China. From September 1981 to July 1999, he served as the Deputy Head and then as the Head of the Business Department of Civil Aviation Computer Information Centre. Mr. Song was the Deputy Chief Economist of Civil Aviation Computer Information Centre from July 1999 to August 2000. Mr. Song was a member of the first Supervisory Committee of the Company from October 2000 to December 2003. Since December 2003, he has been elected as an executive Director of the second Board. Since January 2007, Mr. Song been re-appointed as an executive Director of the Company's third Board. Mr. Song also holds positions in subsidiaries of the Company, including the Chairman of each of Cares Chongqing Information Technology Co. Ltd., Civil Aviation Cares of Xiamen Ltd., Civil Aviation Cares of Qingdao Ltd., Civil Aviation Cares of Xi'an Ltd., Civil Aviation Cares Technology of Xinjiang and a director of TravelSky Technology (Hong Kong) Limited.

BIOGRAPHIES OF DIRECTORS, SUPERVISORS, COMPANY SECRETARY AND SENIOR MANAGEMENT

Non-executive Directors

Wang Quanhua, aged 53, is a university graduate and has about 30 years of management experience in China's civil aviation industry. He joined China Southern Airlines Company Limited in June 1991. Since June 1998, he had served as the General Manager of the Strategic Planning and Development Department, and then as the Assistant to the President and the Vice President of China Southern Air Holding Company, a promoter of the Company. He has been the Deputy General Manager of China Southern Air Holding Company since October 2002 and a director of China Southern Airlines Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China Southern Air Holding Company since March 2003. Since December 2003, Mr. Wang has served as a non-executive Director and a Vice Chairman of the second Board. In March 2004, Mr. Wang was appointed by the Board as a member of the Strategic Committee of the second Board and the Remuneration and Evaluation Committee. Since January 2007, Mr. Wang has been re-appointed as a non-executive Director and a Vice Chairman of the Company's third Board and a member of the Strategic Committee and the Remuneration and Evaluation Committee.

Luo Chaogeng, aged 57, joined the civil aviation industry in 1970. Mr. Luo has obtained first class competency in flight mechanics. Mr. Luo was a flight mechanic of the instructing team of the Lanzhou Civil Aviation Administration Bureau from August 1970 to August 1972. From September 1972 to March 1989, he was the flight mechanic of the 8th Civil Aviation Flight Team. From March 1989 to August 1994, he was the deputy commissar, commissar and party secretary of the Xian Flight Team of China Northwest Airlines. From August 1994 to October 1996, he was the party secretary of the aircraft maintenance plant of China Northwest Airlines. From October 1996 to March 1997, he was the party secretary and deputy general manager of the aircraft maintenance base of China Northwest Airlines. From March 1997 to December 2000, he was the deputy director of the Civil Aviation Administration Bureau of China Northwest Airlines. From December 2000 to November 2001, he was the general manager of Yunnan Airlines and a director and the deputy party secretary of Civil Aviation Administration Bureau of Yunan. From November 2001 to September 2002, he was the general manager and deputy party secretary of Yunnan Airlines. From September 2002 to September 2004, he has also been serving concurrently as the general manager of Yunan Airlines. From September 2004 to October 2006, Mr. Luo was the General Manager and the deputy party secretary of China Eastern Airlines Corporation Limited, a company listed on the Main Board of the Stock Exchange and a subsidiary of China Eastern Air Holding Company which is a promoter and a substantial shareholder of the Company. From September 2002 to the present, Mr. Luo has been the Vice President and a party constitution member of China Eastern Air Holding Company. Since June 2007, Mr. Luo has served as a non-executive Director and a Vice Chairman of the Company's third Board and the Chief Member (Chairman) of the Strategic Committee.

BIOGRAPHIES OF DIRECTORS, SUPERVISORS, COMPANY SECRETARY AND SENIOR MANAGEMENT

Gong Guokui, aged 59, graduated from Capital University of Economics and Business. Mr. Gong has served in corporate management positions. Mr. Gong had served the General Administration of Civil Aviation of China of Civil Aviation Management Institute of China for years and possesses nearly 30 years of management experience in the China's civil aviation industry. From September 2002 to September 2004, Mr. Gong served as the vice president of Air China Limited. Since September 2004, Mr. Gong has served as the Deputy General Manager of China National Aviation Holding Company, a promoter and substantial shareholder of the Company. Since November 2004, Mr. Gong has served as the Chairman of CNAH Construction and Development Company Limited, a subsidiary of China National Aviation Holding Company. Since August 2005, Mr. Gong has served as a non-executive Director and a Vice Chairman of the second Board. Since August 2005, Mr. Gong was appointed by the Board as a member of the Strategic Committee of the second Board. Since January 2007, Mr. Gong has been re-appointed as a non-executive Director and a Vice Chairman of the Company's third Board and a member of the Strategic Committee.

Rong Gang, aged 45, is a senior engineer. He holds a master degree in business administration from Guanghua School of Management, Peking University. He has over 20 years of management experience in China's civil aviation industry. From August 1983 to May 1996, Mr. Rong worked in Civil Aviation Computer Information Centre. From May 1996 to May 1999, he worked in General Administration of Civil Aviation of China. From May 1999 to October 2002, Mr. Rong served as the Vice President of Civil Aviation Computor Information Centre (currently known as China TravelSky Holding Company). He has been the Deputy General Manager of China TravelSky Holding Company, a promoter of the Company, since October 2002. He was a non-executive Director of the first Board. Since December 2003, Mr. Rong has served as a non-executive Director of the second Board. In March 2004, Mr. Rong was appointed by the Board as a member of the Strategic Committee of the second Board. Since January 2007, Mr. Rong has been re-appointed as a non-executive Director of the Company's third Board and a member of the Strategic Committee.

Zhu Yong, aged 44, is a senior engineer. He graduated from Huazhong Polytechnic University and received a master degree in engineering from the Beijing University of Aeronautics and Astronautics. Mr. Zhu has over 20 years of management experience in China's civil aviation industry. From August 1983 to April 1991, Mr. Zhu was an engineer in General Administration of Civil Aviation of China. He was the Manager of the Computer Department of the Accounting Centre of China Aviation in May 1991 and the Vice Chief Engineer and the Manager of the Computer Department of the Accounting Centre of China Aviation in January 1994. He became the Deputy General Manager of the Accounting Centre of China Aviation in May 1996, and was the General Manager of the Accounting Centre of China Aviation from June 2000 to August 2004. From April 2001 to August 2004, Mr. Zhu was the General Manager of the Company. He has joined the first Board as an executive Director since May 2001 and has also been a Deputy General Manager of China TravelSky Holding Company, a promoter of the Company, since October 2002. From December 2003 to January 2007, he had served as an executive Director of the second Board. In March 2004, Mr. Zhu was appointed by the Board as a member of the Strategic Committee of the second Board. Since August 2004, Mr. Zhu has served as the Chairman of the second Board of the Company. From January 2007 to March 2008, Mr. Zhu has been re-appointed as a Director and the Chairman of the Company's third Board and a member of the Strategic Committee. Since March, 2008, due to other engagement, Mr. Zhu ceased to assume the office of the Chairman and any executive function of the Company. Mr. Zhu also serves as the Chairman of TravelSky Technology (Hong Kong) Limited, a subsidiary of the Company and the Chairman of Shanghai Civil Aviation East China Cares System Integration Co. Ltd., an associated company of the Company.

BIOGRAPHIES OF DIRECTORS, SUPERVISORS, COMPANY SECRETARY AND SENIOR MANAGEMENT

Liu Dejun, aged 48, graduated from Chongqing University with a master degree in mechanics. Mr. Liu joined China Southern Airlines Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China Southern Air Holding Company, which is a promoter of the Company, since September 1993. From then to December 2005, he has worked in China Southern Airlines Company Limited as a member of senior management in the Sales Department in each of Hubei, Hangzhou and Beijing, and also in the Passenger Services Department. He possesses over 10 years of operational management experience in China's civil aviation industry. From December 2005 to March 2007, Mr. Liu has served as the General Manager of the Computer Centre of China Southern Airlines Company Limited. Since March 2007, Mr. Liu has taken the role of General Manager of Planning and Development Department of China Southern Airlines Company. Since January 2007, Mr. Liu has served as a non-executive Director of the Company's third Board.

Xia Yi, aged 49, a senior accountant. Mr. Xia graduated from Shanghai Lixin University of Commerce and then Macau University of Science and Technology as a postgraduate. He has over 20 years' management experience in finance and computer sector. From July 1993 to April 1995, Mr. Xia had served as the Deputy Head of the Finance Department of China Eastern Airlines. From April 1995 to October 2001, he had served as the Deputy Head of the Finance Department and the Deputy Chief Accountant of China Eastern Airlines Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China Eastern Air Holding Company, which is a promoter of the Company. From November 2001 to March 2008, Mr. Xia has been the Assistant to the General Manager of China Eastern Airlines Company Limited. From March 2006 to March 2008, he has also been the General Manager of Information Technology Management Department of China Eastern Airlines Company Limited. Since March 2008, Mr. Xia has served as the General Manager of Hebei branch of China Eastern Airlines Company Limited. Since January 2007, Mr. Xia has served as a non-executive Director of the Company's third Board.

Song Jian, aged 47, is a postgraduate of Nanjing University of Aeronautics and Astronautics in management science and engineering. From January 1997 to February 2002, he was the Deputy Head of the Computer Centre of Air China Limited. From February 2002 to September 2004, he has been the Deputy General Manager of the Information Technology Centre of Air China Limited. Since September 2004, Mr. Song has served as the Deputy General Manager of the Information Technology Centre of Air China Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China National Aviation Holding Company, which is a promoter of the Company. Since December 2003, Mr. Song has been elected as a non-executive Director of the second Board. Since January 2007, Mr. Song has been re-appointed as a non-executive Director of the Company's third Board.

BIOGRAPHIES OF DIRECTORS, SUPERVISORS, COMPANY SECRETARY AND SENIOR MANAGEMENT

Independent Non-executive Directors

Yick Wing Fat, Simon, aged 49, graduated from faculty of Business Administration from Chinese University of Hong Kong. He is currently a managing director of Sinovest Capital Limited, principally engaged in direct investment and merger and acquisition of enterprises in Hong Kong and China. He has served the positions of senior management of various Hong Kong-based, Taiwan-based and US-based investment banks in Hong Kong and has over 25 years of experience in audit, merger and acquisition, investment banking and direct investment. He is a Fellow Member of Hong Kong Institute of Certified Public Accountants and Chartered Association of Certified Accountants in England. He is currently an independent non-executive director and the Chairman of the audit committee of Shanghai International Shanghai Growth Investment Limited (a company listed on the Main Board of The Stock Exchange of Hong Kong Limited) and Shenzhen Neptunus Interlong Bio-Technique Company Limited (a company listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited). Mr. Yick is also an independent non-executive director of China- Biotics, Inc. (a company whose shares are quoted on the Over-the-Counter Bulletin Board market of USA). Since May 2007, Mr. Yick has been appointed as an independent non-executive Director and chairman of the audit committee of Beijing Centergate Technologies (Holding) Co., Ltd. (a company listed in the Shenzhen Stock Exchange in China). Since August 2005, Mr. Yick has been appointed as an independent non-executive Director of the second Board. In August 2005, Mr. Yick was appointed by the Board as a member of the Audit Committee and the Remuneration and Evaluation Committee of the second Board. Since January 2007, Mr. Yick has been re-appointed as an independent non-executive Director of the Company's third Board and served as the Chief Member (Chairman) of the Audit Committee and a member of the Remuneration and Evaluation Committee.

Yuan Yaohui, aged 62, graduated from Beijing Institute of Technology. Mr. Yuan is researcher, a senior engineer and a representative of the 15th National People's Congress. In 1995, he was awarded a title of "Model National Labour" by the State Council. From 1984 to 1997, he served as the Deputy General Manager of Changhe Aircraft Industries Co., Ltd. of Ministry of Aviation Industry, the General Manager of Changhe Aircraft Industries Co. Ltd and the Head of Jiangxi Provincial Economic & Trade Commission. From 1997 to 1998, Mr. Yuan was the Deputy Head of Department of Reform, Regulation and Management of General Administration of Civil Aviation of China, and the Deputy Head of Department of Planning and Technological Reform of General Administration of Civil Aviation of China. From 1998 to 2000, he was the Party Secretary and the Vice President of Air China Company. From 2001 to April 2006, Mr. Yuan was the Head of the Policy and Regulation Department of General Administration of Civil Aviation of China. Since May 2006, he has served as an independent director of Shenzhen Airport Company Limited, a company listed on Shenzhen Stock Exchange and a 5.59% shareholder of Cares Shenzhen Co. Ltd., a subsidiary of the Company. Since December 2006, Mr. Yuan has served as an independent non-executive director of China Communications Construction Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited. Since January 2007, Mr. Yuan has served as an independent non-executive Director of the Company's third Board and a member of the Audit Committee and the Chief Member (Chairman) of the Remuneration and Evaluation Committee.

BIOGRAPHIES OF DIRECTORS, SUPERVISORS, COMPANY SECRETARY AND SENIOR MANAGEMENT

Chua Keng Kim, aged 52, graduated from the University of Singapore with a Bachelor Degree in Accountancy with Honours in 1980. Mr. Chua has been a real estate fund manager and consultant for the last 20 years and has global experience in the US, Europe and Asia. From 1995 to 2004, Mr. Chua was a member of the board of directors, the Managing Director and the Head of Investments of Rodamco Asia N.V. which was then listed on Euronext, the cross-border exchange linking the Amsterdam, Paris and Frankfurt Stock Exchanges until his retirement from such positions in 2004. From 1988 to 1995, Mr. Chua was with the real estate arm of the Government of Singapore Investment Corporation, including serving as its first head of the Hong Kong office. From 1981 to 1988, Mr. Chua was with Esso Singapore including an appointment as Operations Accounting Supervisor for Esso China Ltd. in Guangzhou, China from 1984 to 1985. Since June 2007, Mr. Chua has served as an independent non-executive Director of the Company's third Board and a member of the Audit Committee and the Remuneration and Evaluation Committee.

SUPERVISORS

Li Xiaojun, aged 52, is a senior economist. She graduated from People's University of China and has over 20 years of management experience in China's civil aviation industry. From March 1983 to May 1988, Ms. Li worked in the Planning Department of the Beijing Bureau of General Administration of Civil Aviation of China. From May 1988 to December 1997, she held the positions of the Deputy Head and then the Head of the Planning Department of Air China Limited. Ms. Li was the Head of Enterprise & Institute Personnel Division of Personnel and Education Department of General Administration of Civil Aviation of China from December 1997 to August 2000. From October 2000 to August 2004, she had been a Director and the Deputy General Manager of the Company. She has also been the Deputy Party Secretary of China TravelSky Holding Company, a promoter of the Company, since October 2002. She was an executive Director of the first Board. Since December 2003, Ms. Li has served as a Supervisor and the Chairperson of the second Supervisory Committee, and was re-appointed as a Supervisor and the Chairperson of the third Supervisory Committee in January 2007.

Du Hongying, aged 48, is a senior accountant. She graduated from Xiamen University with a postgraduate qualification and has nearly 20 years of accounting and finance experience in China's civil aviation industry. From August 1982 to January 1985, Ms. Du was a teacher at the Tianjin Civil Aviation College of China. In January 1985, Ms. Du joined Xiamen Airlines Company Limited, a promoter of the Company and from 1999 to April 2007, she has been working as the Deputy General Manager of the Planning and Finance Department of Xiamen Airlines Company Limited. Since April 2007, Ms. Du has served as General Manager of the Training Centre of Xiamen Airlines Company Limited. She was a Supervisor and Chairperson of the first Supervisory Committee. Since December 2003, Ms. Du has served as a Supervisor of the second Supervisory Committee. Since April 2004, Ms. Du has served as the Vice Chairperson of the second Supervisory Committee, and has been re-appointed as a Supervisor and the Vice Chairperson of the third Supervisory Committee since January 2007.

BIOGRAPHIES OF DIRECTORS, SUPERVISORS, COMPANY SECRETARY AND SENIOR MANAGEMENT

Jing Gongbin, aged 33, is a holder of master degree of business administration and graduated from Xiamen University. In June 1995, Mr. Jing joined China Southern Airlines Company Limited, which is listed on the Main Board of The Stock Exchange of Hong Kong Limited and is a subsidiary of the Company's promoter, China Southern Air Holding Company. From July 2002 to December 2004, he served in the Planning and Investment Department of China Southern Air Holding Company. From December 2004 to April 2006, he worked in the administrative office of China Southern Air Holding Company. From April 2006 to August 2007, he has served as the assistant to the head of the Planning and Investment Department of China Southern Air Holding Company. Since August 2007, Mr. Jing has worked as assistant to the head of Capital Operation Department of China Southern Air holding Company. Since January 2007, Mr. Jing has served as a Supervisor of the third Supervisory Committee.

Zhang Yakun, aged 47, graduated from Xi'an Jiaotong University with a master degree and has nearly 20 years of management experience in China's civil aviation industry. From 1983 to 1999, he worked in Yunnan Management Bureau of General Administration of Civil Aviation of China. From 1999 to 2001, he was the Deputy Head of the Operation and Control Centre and then the General Manager of the Information Technology Department of Yunnan Airlines Company, a former promotor of the Company. From October 2002 to March 2006, he was the General Manager of the Information Technology Department of China Eastern Airlines-Yunnan Company, a branch of a subsidiary of China Eastern Air Holding Company which is a promoter of the Company. Since March 2006, he has served as the Deputy General Manager of the Computer Information Management Department of China Eastern Airlines Company Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited and a subsidiary of China Eastern Air Holding Company, which is a promoter of the Company. Since December 2003, Mr. Zhang has served as a Supervisor of the second Supervisory Committee, and has been re-appointed as a Supervisor of the third Supervisory Committee since January 2007.

Yu Yanbing, aged 30, graduated from Civil Aviation College of China (currently known as "Civil Aviation University of China"), majoring in computer science. Mr. Yu joined the Computer Centre of Hainan Airlines Company Limited, a promoter of the Company, after graduation. Since May 2000, he has worked in HNA Systems Company Limited. From July 2004 to September 2007, he has been the deputy general manager of HNA Systems Company Limited. Since September 2007, Mr. Yu has served as the General Manager of the IT Strategy & Management of HNA Group Company Limited as well as the Chairman and CEO of HNA Systems Company Limited. Starting from October 2007, Mr. Yu has also served as the Chairman of Hainan Baicheng Systems Company Limited. Since January 2008, Mr. Yu has worked as the assistant to Chief Executive Officer of HNA Group Company Limited. Since January 2007, Mr. Yu has served as a Supervisor of the third Supervisory Committee.

BIOGRAPHIES OF DIRECTORS, SUPERVISORS, COMPANY SECRETARY AND SENIOR MANAGEMENT

INDEPENDENT SUPERVISOR

Rao Geping, aged 60, is a professor and doctorate tutor of the law school of Peking University, the head of the Institute of International Law of Peking University, the Head of Hong Kong, Macau and Taiwan Law Research Center in Peking University, Vice President of Chinese Society of International Law and a member of the Committee for the Basic Law of Hong Kong Special Administrative Region of the Standing Committee of the National People's Congress of the PRC. He is also a part-time professor in a number of universities in China including Wuhan University, China Foreign Affairs University and East China University of Politics and Law. Mr. Rao specializes in areas such as laws of Hong Kong, Macau and Taiwan as well as international law, etc. Mr. Rao also served as an independent director of Super Shine Co., Ltd., which is listed on the Shenzhen Stock Exchange. Since December 2003, Mr. Rao has served as an independent Supervisor of the second Supervisory Committee, and was re-appointed an independent Supervisor of the third Supervisory Committee in January 2007.

STAFF REPRESENTATIVE SUPERVISORS

Gao Jingping, aged 52, graduated from Peking University. Ms. Gao has nearly 30 years of management experience in China's civil aviation industry. From August 1980 to December 1988, she served as the management of the Computer Office (Computer Station) in General Administration of Civil Aviation of China. From January 1989 to October 2000, she was the engineer and Deputy Chairman of the Labour Union of China Civil Aviation Computer Information Centre. From October 2000 to December 2004, Ms. Gao was the Deputy Chairman of the Labour Union of the Company. Since December 2004, Ms. Gao has been the Chairman of Labour Union of the Company. Since January 2007, she has been a Staff Representative Supervisor of the third Supervisory Committee.

Wang Xiaomin, aged 46, graduated from Lanzhou University. Ms. Wang has over 20 years of management experience in China's civil aviation industry. From July 1983 to December 2000, Ms. Wang served as the management of the Promotion Department, the Deputy Head of the Quality Control Division and the Deputy Head of the Integrated Inspectus Division of the Transportation Management Department of General Administration of Civil Aviation of China. Ms. Wang joined the Company in January 2001 and had held management positions in the Marketing Department and the Human Resources Department. Since November 2004, Ms. Wang has been the General Manager of the Human Resources Department of the Company. Since January 2007, Ms. Wang has been a Staff Representative Supervisor of the third Supervisory Committee.

Zhang Xin, aged 45, has over 20 years of technical experience in China's civil aviation industry. From October 1981 to December 1988, Mr. Zhang was a graphic designer of General Administration of Civil Aviation of China. From December 1988 to November 1994, Mr. Zhang was a technician of Civil Aviation Computer Information Centre. From November 1994 to August 2000, Mr. Zhang was a senior technician of Civil Aviation Computer Information Centre. He has been working in the Operation Department of the Company since October 2000. He was a Supervisor of the first Supervisory Committee. Since December 2003, Mr. Zhang has served as a Staff Representative Supervisor of the second Supervisory Committee. Since January 2007, Mr. Zhang has been re-appointed as a Staff Representative Supervisor of the third Supervisory Committee.

COMPANY SECRETARY

Ding Weiping, is also an executive Director and the Secretary of the Board.

董事、監事、公司秘書及高級管理人員簡歷

獨立監事

饒戈平，60歲，饒先生乃北京大學法學院教授、博士生導師、北京大學國際法研究所所長、北京大學港澳台法律研究中心主任、中國國際法學會副會長、全國人大常委會香港基本法委員會委員，並於武漢大學、外交學院、華東政法大學等中國多個大學任兼職教授。饒教授主要研究領域為港澳台法律、國際法等。饒先生亦擔任廣西陽光股份有限公司(其股份於深圳證券交易所上市)之獨立董事。饒先生自2003年12月起擔任本公司第二屆監事會之獨立監事，並於2007年1月連任本公司第三屆監事會之獨立監事。

職工代表監事

高京屏，52歲，畢業於北京大學。高女士於中國民航業擁有近三十年之管理經驗。自1980年8月至1988年12月，高女士於中國民用航空總局計算機辦公室(計算機站)擔任管理人員。自1989年1月至2000年10月，高女士於中國民航計算機信息中心歷任工程師、工會副主席。自2000年10月至2004年12月，高女士擔任本公司工會副主席。自2004年12月起至今，高女士擔任本公司工會主席，自2007年1月起任本公司第三屆監事會之職工代表監事。

王小敏，46歲，畢業於蘭州大學。王女士於中國民航業擁有逾二十年之管理經驗。自1983年7月至2000年12月，王女士歷任中國民用航空總局宣傳部管理人員、運輸管理司質量督察處副處長及運輸管理司綜合檢查處副處長。王女士自2001年1月起加入本公司，先後於市場部、人力資源部擔任管理職務，自2004年11月起至今，王女士擔任本公司人力資源部總經理，自2007年1月起擔任本公司第三屆監事會之職工代表監事。

張欣，45歲，張先生在中國民航業擁有逾二十年之技術經驗。張先生自1981年10月至1988年12月擔任中國民用航空總局之繪圖設計員。張先生自1988年12月至1994年11月擔任民航計算機信息中心之技師。自1994年11月至2000年8月，張先生擔任民航計算機信息中心之高級技師。張先生自2000年10月起任職於本公司運行部。張先生為本公司第一屆監事會的監事，自2003年12月起擔任本公司第二屆監事會之職工代表監事，自2007年1月起連任本公司第三屆監事會之職工代表監事。

公司秘書

丁衛平，亦為本公司之執行董事及董事會秘書。

董事、監事、公司秘書及高級管理人員簡歷

敬公斌，33歲，畢業於廈門大學，乃工商管理碩士。敬先生於1995年6月加入中國南方航空股份有限公司(於香港聯合交易所有限公司主板上市之公司，為本公司發起人股東中國南方航空集團公司之附屬公司)，自2002年7月至2004年12月，任職於中國南方航空集團公司規劃投資部，自2004年12月至2006年4月，任職於中國南方航空集團公司辦公廳，自2006年4月至2007年8月，任中國南方航空集團公司規劃投資部部長助理。自2007年8月至今，敬先生擔任中國南方航空集團公司資本運營部部長助理。自2007年1月起，敬先生擔任本公司第三屆監事會之監事。

張亞坤，47歲，張先生畢業於西安交通大學，並獲得碩士學位。在中國民航業擁有近二十年的管理經驗。1983年至1999年任職於中國民用航空總局雲南省管理局。自1999年至2001年，張先生歷任雲南航空公司(原為本公司發起人股東)運行控制中心副主任及信息技術部總經理。自2002年10月至2006年3月擔任中國東方航空雲南公司(本公司發起人股東中國東方航空集團公司之附屬公司之分公司)信息技術部總經理。自2006年3月起至今，張先生擔任中國東方航空股份有限公司(香港聯合交易所有限公司主板上市之公司，本公司發起人股東中國東方航空集團公司之附屬公司)計算機信息管理部副總經理。自2003年12月起張先生任本公司第二屆監事會之監事，並於2007年1月連任本公司第三屆監事會之監事。

喻龔冰，30歲，畢業於中國民用航空學院(現稱中國民航大學)，主修計算機應用，喻先生畢業後加入海南航空股份有限公司(本公司發起人股東)計算機中心，自2000年5月起又任職海南海航航空信息系統有限公司，自2004年7月至2007年9月，喻先生擔任海南海航航空信息系統有限公司副總經理。自2007年9月起至今，喻先生擔任海航集團有限公司信息規劃管理部總經理，並擔任海南海航航空信息系統有限公司董事長兼CEO。自2007年10月起至今，喻先生兼任海南百成信息系統有限公司董事長。自2008年1月起至今，喻先生擔任海航集團有限公司執行總裁助理。自2007年1月起，喻先生擔任本公司第三屆監事會之監事。

董事、監事、公司秘書及高級管理人員簡歷

蔡敬金，52歲，1980年畢業於新加坡大學，取得會計學榮譽學士學位。在過去20年，蔡先生一直擔任房地產基金經理，在美國、歐洲及亞洲進行投資工作，擁有全球性投資經驗。蔡先生於1995年至2004年間，出任Rodamco Asia N.V.董事局的成員；該公司是歐洲「Euronext」(與阿姆斯特丹、巴黎和法蘭克福證券交易所跨境聯網)上市的房地產投資基金公司。蔡先生擔任該公司總經理及投資部門主管至2004年退休為止。於1988年至1995年期間，蔡先生在新加坡政府投資有限公司的房地產部門工作，並為該公司香港辦事處的首位主管。蔡先生在1981至1988年期間亦曾任職於新加坡埃索石油公司，並於1984至1985年間被委任為埃索中國公司在廣州的營運會計主任。自2007年6月起，蔡先生擔任本公司第三屆董事會之獨立非執行董事、審核委員會之委員及薪酬與考核委員會之委員。

監事

李曉軍，52歲，李女士乃高級經濟師。彼畢業於中國人民大學，在中國民航業擁有逾二十年管理經驗。自1983年3月至1988年5月，李女士任職於中國民用航空總局北京管理局計劃處。彼自1988年5月至1997年12月擔任中國國際航空公司計劃處之副處長及處長。李女士於1997年12月至2000年8月擔任中國民用航空總局人事教育司企事業人事處之處長。李女士自2000年10月至2004年8月擔任本公司董事及副總經理。自2002年10月起至今，李女士擔任中國民航信息集團公司(本公司發起人股東)黨委副書記。李女士為本公司第一屆董事會之執行董事，自2003年12月起任本公司第二屆監事會之監事並擔任主席之職，並於2007年1月連任本公司第三屆監事會之監事及主席之職。

杜紅鷹，48歲，杜女士乃高級會計師，畢業於廈門大學，研究生學歷。在中國民航業擁有近二十年會計及財務經驗。杜女士自1982年8月至1985年1月擔任天津中國民用航空學院之教師。杜女士於1985年1月加入廈門航空有限公司(本公司發起人股東)，並自1999年至2007年4月擔任廈門航空有限公司計劃財務部副總經理。自2007年4月至今，杜女士擔任廈門航空有限公司培訓中心總經理。杜女士為本公司第一屆監事會之監事及主席，自2003年12月起杜女士任本公司第二屆監事會之監事，自2004年4月起杜女士任本公司第二屆監事會副主席，並於2007年1月連任本公司第三屆監事會監事及副主席之職。

董事、監事、公司秘書及高級管理人員簡歷

獨立非執行董事

易永發，49歲，畢業於香港中文大學工商管理學系，現為華創融資有限公司董事總經理，主要針對香港及中國的企業，進行直接投資及收購合併等活動。易先生先後曾出任於香港之港資、台資及美資投資銀行之高層管理人員職位，擁有超過25年之審計、併購、投資銀行與直接投資等工作經驗。易先生為香港會計師公會及英國特許公認會計師公會資深會員，現擔任滬光國際上海發展投資有限公司(香港聯合交易所有限公司主板上市公司)及深圳市海王英特龍生物技術股份有限公司(香港聯合交易所有限公司創業板上市公司)之獨立非執行董事及審計委員會主席。易先生也是中國生物有限公司(於美國場外交易議價板報價之公眾公司)之獨立非執行董事。自2007年5月起易先生擔任北京中關村科技發展(控股)股份有限公司(中國深圳證券交易所上市公司)之獨立董事及審計委員會主任委員。自2005年8月起易先生擔任本公司第二屆董事會之獨立非執行董事，2005年8月，易先生由董事會委任為第二屆董事會審核委員會及薪酬與考核委員會會員。2007年1月，易先生連任本公司第三屆董事會之獨立非執行董事，並擔任審核委員會之主任委員(主席)和薪酬與考核委員會之委員。

袁耀輝，62歲，袁先生畢業於北京理工大學，研究員級高級工程師，1995年國務院授予全國勞動模範稱號。1984年至1997年歷任航空工業部昌河飛機工業公司副總經理、昌河飛機工業公司總經理、江西省經濟貿易委員會主任；自1997年至1998年任中國民用航空總局體改法規企管司副司長、規劃科技體改司副司長；自1998年至2000年任中國國際航空公司黨委書記兼副總裁；自2001年至2006年4月任中國民用航空總局政策法規司司長。自2006年5月起任深圳市機場股份有限公司(於深圳證券交易所上市之公司，持有本公司附屬公司深圳民航凱亞有限公司5.59%股權)之獨立董事，自2006年12月起，袁先生任中國交通建設股份有限公司(香港聯合交易所有限公司主板上市之公司)獨立非執行董事。自2007年1月起，袁先生擔任本公司第三屆董事會之獨立非執行董事、審核委員會之委員及薪酬與考核委員會之主任委員(主席)。

董事、監事、公司秘書及高級管理人員簡歷

劉德俊，48歲，劉先生畢業於重慶大學，擁有碩士學位。劉先生自1993年9月加入中國南方航空股份有限公司(於香港聯合交易所有限公司主板上市之公司，本公司發起人股東中國南方航空集團公司之附屬公司)，至2005年12月歷任該公司湖北營業部、杭州營業部、北京營業部及客運部高級管理人員，至今於中國民航業已有十餘年的營運管理經驗。自2005年12月至2007年3月，劉先生擔任中國南方航空股份有限公司計算機中心總經理。自2007年3月至今，劉先生擔任中國南方航空股份有限公司規劃發展部總經理。自2007年1月起，劉先生擔任本公司第三屆董事會之非執行董事。

夏毅，49歲，高級會計師，畢業於上海立信會計學校，後於澳門科技大學研究生畢業，在財務及計算機領域擁有逾20年的管理經驗。夏先生於1993年7月至1995年4月任中國東方航空公司財務處副處長，1995年4月至2001年10月歷任中國東方航空股份有限公司(於香港聯合交易所有限公司主板上市之公司，本公司發起人股東中國東方航空集團公司之附屬公司)財務處副處長、副總會計師。夏先生自2001年11月至2008年3月任中國東方航空股份有限公司總經理助理，自2006年3月起至2008年3月兼任中國東方航空股份有限公司信息技術管理部總經理。夏先生自2008人3月起任中國東方航空股份有限公司河北分公司總經理。自2007年1月起，夏先生擔任本公司第三屆董事會之非執行董事。

宋箭，47歲，宋先生為南京航空航天大學管理科學與工程專業畢業的研究生。1997年1月至2002年2月，宋先生擔任中國國際航空公司計算機中心之副主任。自2002年2月至2004年9月，宋先生擔任中國國際航空公司信息技術中心之副總經理，自2004年9月至今，宋先生擔任中國國際航空股份有限公司(於香港聯合交易所有限公司主板上市之公司，本公司發起人股東中國航空集團公司之附屬公司)信息技術中心之副總經理。自2003年12月起宋先生擔任本公司第二屆董事會之非執行董事。自2007年1月起，宋先生連任本公司第三屆董事會之非執行董事。

董事、監事、公司秘書及高級管理人員簡歷

宮國魁，59歲，畢業於首都經濟貿易大學。宮先生從事企業管理多年，於中國民航業擁有近30年的管理經驗。宮先生曾任職於中國民用航空總局、中國民航管理幹部學院。2002年9月起至2004年9月，宮先生擔任中國國際航空公司副總裁。自2004年9月起至今，宮先生擔任中國航空集團公司(本公司發起人及主要股東)副總經理。自2004年11月至今，宮先生擔任中航集團建設開發有限公司(中國航空集團公司之附屬公司)董事長。自2005年8月起宮先生擔任本公司第二屆董事會之非執行董事及副董事長。2005年8月，宮先生由董事會委任為第二屆董事會戰略委員會委員。自2007年1月起，宮先生連任本公司第三屆董事會之非執行董事、副董事長及戰略委員會之委員。

榮剛，45歲，榮先生乃高級工程師，擁有北京大學光華管理學院工商管理碩士學位，彼在中國民航業擁有逾二十年管理經驗。榮先生自1983年8月至1996年5月任職於民航計算機信息中心。彼自1996年5月至1999年5月任職於中國民用航空總局。榮先生自1999年5月至2002年10月擔任民航計算機信息中心(現稱為中國民航信息集團公司)之副總裁。自2002年10月起至今，擔任中國民航信息集團公司(本公司發起人股東)副總經理。榮先生為本公司第一屆董事會之非執行董事。自2003年12月起榮先生連任本公司第二屆董事會之非執行董事。2004年3月，榮先生由董事會委任為第二屆董事會戰略委員會委員。自2007年1月起，榮先生連任本公司第三屆董事會之非執行董事及戰略委員會之委員。

朱永，44歲，朱先生為高級工程師，畢業於華中理工大學，並擁有北京航空航天大學工程碩士學位元。朱先生在中國民航業擁有二十多年管理經驗。自1983年8月至1991年4月，朱先生在中國民用航空總局擔任工程師。彼於1991年5月及1994年1月分別出任中國航空結算中心計算機部經理及中國航空結算中心副總工程師兼計算機部經理，隨後於1996年5月擔任中國航空結算中心副總經理，2000年6月至2004年8月擔任中國航空結算中心總經理。自2001年4月至2004年8月擔任本公司總經理，自2001年5月起加入本公司第一屆董事會之執行董事。自2002年10月起至今，朱先生亦擔任中國民航信息集團公司(本公司發起人股東)副總經理。自2003年12月至2007年1月，朱先生擔任本公司第二屆董事會之執行董事。2004年3月，朱永先生由董事會委任為第二屆董事會戰略委員會委員。自2004年8月起朱先生擔任本公司第二屆董事會之董事長。自2007年1月起至2008年3月，朱先生連任本公司第三屆董事會之董事、董事長及戰略委員會之委員。自2008年3月，朱永先生因其他工作安排，不再擔任本公司董事長職務及任何行政職務。朱先生亦擔任本公司之附屬公司中國民航信息網絡股份(香港)有限公司董事長及聯營公司上海民航華東凱亞系統集成有限公司董事長。

董事、監事、公司秘書及高級管理人員簡歷

非執行董事

王全華，53歲，王先生大學畢業，彼於中國民航業擁有近三十年管理經驗。王先生自1991年6月加入中國南方航空公司。自1998年6月起任職於南方航空(集團)公司(本公司發起人股東)，歷任規劃發展部總經理、總裁助理及副總裁。自2002年10月起至今擔任中國南方航空集團公司副總經理，及自2003年3月至今擔任中國南方航空股份有限公司(於香港聯合交易所有限公司主板上市之公司，為中國南方航空集團公司之附屬公司)之董事。自2003年12月起王先生當選本公司第二屆董事會之非執行董事及副董事長。2004年3月，王先生由董事會委任為第二屆董事會戰略委員會委員及薪酬與考核委員會委員。自2007年1月起，王先生連任本公司第三屆董事會之非執行董事、副董事長、戰略委員會之委員及薪酬與考核委員會之委員。

羅朝庚，57歲，於1970年加入民航業，具有一級飛行機械員職稱。羅先生於1970年8月至1972年8月任民航蘭州管理局教導隊飛行機械員；1972年9月至1989年3月任民航第八飛行大隊飛行機械員；1989年3月至1994年8月任中國西北航空公司西安飛行大隊副政委、政委、黨委書記。羅先生於1994年8月至1996年10月任中國西北航空公司飛機維修廠黨委書記；1996年10月至1997年3月任中國西北航空公司飛機維修基地黨委書記及副總經理；1997年3月至2000年12月任民航西北管理局副局長。羅先生於2000年12月至2001年11月任雲南航空公司總經理、民航雲南省管理局局長、黨委副書記；2001年11月至2002年9月任雲南航空公司總經理及黨委副書記； 2002年9月至2004年9月羅先生兼任中國東方航空雲南公司總經理。2004年9月至2006年10月兼任中國東方航空股份有限公司(一間於聯交所主板上市的公司及本公司發起人和主要股東中國東方航空集團公司的附屬公司)董事、總經理及黨委副書記。2002年9月至今任本公司發起人和主要股東中國東方航空集團公司副總裁、黨組成員。自2007年6月起，羅先生擔任本公司第三屆董事會之非執行董事、副董事長及戰略委員會之主任委員(主席)。

董事、監事、公司秘書及高級管理人員簡歷

丁衛平，56歲，畢業於北京工業學院，在中國民航業擁有二十多年管理經驗。丁先生於1979年12月至1984年5月任職於中國民用航空總局。彼自1984年5月至1987年10月任職於民航計算機信息中心(本公司發起人股東中國民航信息集團公司之前身)，於1987年10月至2000年8月出任民航計算機信息中心機房室之副主任，繼而為副總工程師。丁先生自1999年7月至2000年8月擔任民航計算機信息中心計劃處之處長。由1999年7月至2000年8月，彼兼任民航計算機信息中心重組部的主管。丁先生自2000年10月至2004年8月擔任本公司副總工程師及規劃發展部總經理。丁先生自2000年10月至2003年12月任本公司第一屆董事會之執行董事及董事會秘書，自2003年12月至2007年1月任本公司第二屆董事會之執行董事及董事會秘書。2004年3月，丁先生由董事會委任為第二屆董事會戰略委員會委員。自2000年10月起至今丁先生亦擔任本公司之董事會秘書及公司秘書。自2007年1月起，丁先生連任本公司第三屆董事會之執行董事、董事會秘書及戰略委員會之委員。丁先生現亦擔任本公司之附屬公司中國民航信息網絡股份(新加坡)有限公司董事、中國民航信息網絡股份(日本)有限公司董事、雲南民航凱亞信息有限公司副董事長、天信達信息技術有限公司董事，並擔任本公司之聯營公司大連航信空港網絡有限公司董事長、雲南航信空港網絡有限公司副董事長、黑龍江航信空港網絡有限公司副董事長、上海東美在線旅行社有限公司副董事長及河北航信空港網絡有限公司副董事長。

宋金箱，59歲，畢業於北京航空學院(現稱「北京航空航天大學」)，在中國民航業擁有逾二十年管理經驗。宋先生自1976年12月至1981年9月擔任中國民用航空總局之技術員。彼於1981年9月至1999年7月歷任民航計算機信息中心之業務部之副主任、繼而升為主任。宋先生於1999年7月至2000年8月擔任民航計算機信息中心之副總經濟師。自2000年10月至2003年12月，宋先生為本公司第一屆監事會成員。自2003年12月起宋先生當選本公司第二屆董事會之執行董事。自2007年1月起，宋先生連任本公司第三屆董事會之執行董事。宋先生亦擔任本公司之附屬公司重慶民航凱亞信息技術有限公司、廈門民航凱亞有限公司、青島民航凱亞系統集成有限公司、西安民航凱亞科技有限公司、新疆民航凱亞信息網絡有限責任公司董事長及中國民航信息網絡股份(香港)有限公司董事。

董事、監事、公司秘書及高級管理人員簡歷

董事

代理董事長

孫湧濤，50歲，擁有經濟學碩士學位，乃高級會計師。彼自1988年5月至1990年7月擔任深圳華美鋼鐵公司財務經理，自1990年7月至1993年7月擔任深圳新都酒店股份有限公司(深圳證券交易所上市公司)總會計師，自1993年7月至1996年1月擔任深業控股有限公司(於香港聯合交易所有限公司主板上市之公司，現稱為「深圳控股有限公司」)董事及財務部總經理，自1996年1月至2001年3月先後擔任香港恒力紡織(集團)有限公司財務總監、常務副總經理及董事，2001年3月至2002年2月擔任香港貴明投資有限公司副總經理及財務總監，2002年2月至2004年11月擔任大亞灣核電財務有限責任公司副總經理及財務總監。孫先生自2004年11月至今於中國民航信息集團公司(本公司發起人股東)擔任總會計師。自2007年11月起，孫先生擔任中國航空結算有限責任公司(中國民航信息集團公司之全資附屬公司)董事長。自2007年1月起，孫先生擔任本公司第三屆董事會之非執行董事及薪酬與考核委員會之委員。自2008年3月起，孫先生擔任本公司第三屆董事會之代理董事長。

執行董事

朱曉星，43歲，畢業於吉林大學計算機軟件專業，於中國民航業擁有近二十年的管理及技術支持經驗。自本公司2000年10月成立以來，朱先生曾先後擔任本公司運行部、客戶服務部、技術管理部的總經理。自2004年8月起至今，朱先生擔任本公司總經理。自2004年10月起朱先生擔任第二屆董事會之執行董事，自2007年1月起，朱先生連任本公司第三屆董事會之執行董事及本公司總經理之職務。朱先生亦擔任本公司之附屬公司湖北民航凱亞有限公司董事長。

公司資料

香港股份登記及過戶處

香港證券登記有限公司
香港灣仔
皇后大道東183號
合和中心17樓1712-1716號舖

第一級美國預託證券憑證計劃之存託銀行

The Bank of New York
Shareholder
P.O. Box 11258
Church Street Station
New York, NY 10286-1258, U.S.A.

股東亦可通過本公司互聯網網址(http://travelsky.wsfg.hk)取得本年報副本。

公司資料

法律顧問

香港法律：
趙不渝•馬國強律師事務所
香港中環康樂廣場一號
怡和大廈41樓

中國法律：
北京市競天公誠律師事務所
中國北京
朝陽門外大街20號
聯合大廈15樓
郵編：100020

法定註冊位址和聯繫方式

中國民航信息網絡股份有限公司
中國北京海淀區
科學院南路2號
融科資訊中心C座南樓18-20層
郵編：100190
電話：(8610) 8286 1610
傳真：(8610) 8286 1612

香港營業地點

香港灣仔
港灣道23號
鷹君中心
30樓3005-3007室

上市地點

香港聯合交易所有限公司
股票代號：0696

公司資料

監事

敬公斌	監事(於二零零七年一月九日獲委任)
張亞坤	監事(於二零零七年一月九日獲委任)
喻龑冰	監事(於二零零七年一月九日獲委任)
高京屏	職工代表監事(於二零零七年一月九日獲委任)
王小敏	職工代表監事(於二零零七年一月九日獲委任)
張　欣	職工代表監事(於二零零七年一月九日獲委任)
饒戈平	獨立監事(於二零零七年一月九日獲委任)
王永強	監事(於二零零三年十二月五日獲委任,並於二零零七年一月九日離任)
陳立宏	監事(於二零零三年十二月五日獲委任,並於二零零七年一月九日離任)
譚曉煦	職工代表監事(於二零零三年十二月五日獲委任,並於二零零七年一月九日離任)

公司秘書

丁衛平

公司網址

公司綜合信息網址:

www.travelsky.net

根據《上市規則》第2.07C(6)(a)條設立的網站:

http://travelsky.wsfg.hk

核數師

國際核數師:
羅兵咸永道會計師事務所
執業會計師
香港中環
太子大廈22樓

中國審計師:
普華永道中天會計師事務所有限公司
中國上海
湖濱路202號普華永道中心11樓
郵編:200021

公司資料

審核委員會

易永發	主任委員(主席)(於二零零七年一月九日獲委任)
袁耀輝	委員(於二零零七年一月九日獲委任)
蔡敬金	委員(於二零零七年六月五日獲委任)
烏家培	主任委員(於二零零三年十二月五日獲委任,並於二零零七年一月九日離任)
周國華	委員(於二零零七年一月九日獲委任,於二零零七年六月五日離任)

戰略委員會

羅朝庚	主任委員(主席)(於二零零七年六月五日獲委任)
朱　永	委員(於二零零七年一月九日獲委任)
王全華	委員(於二零零七年一月九日獲委任)
宮國魁	委員(於二零零七年一月九日獲委任)
榮　剛	委員(於二零零七年一月九日獲委任)
丁衛平	委員(於二零零七年一月九日獲委任)
曹建雄	主任委員(主席)(於二零零七年一月九日獲委任,於二零零七年六月五日離任)

薪酬與考核委員會

袁耀輝	主任委員(主席)(於二零零七年一月九日獲委任)
易永發	委員(於二零零七年一月九日獲委任)
蔡敬金	委員(於二零零七年六月五日獲委任)
王全華	委員(於二零零七年一月九日獲委任)
孫湧濤	委員(於二零零七年一月九日獲委任)
楊亞鐵	委員(於二零零四年三月十一日獲委任,並於二零零七年一月九日離任)
烏家培	委員(於二零零四年三月十一日獲委任,並於二零零七年一月九日離任)
周國華	委員(於二零零七年一月九日獲委任,於二零零七年六月五日離任)

監事會

主席　(於二零零七年一月九日獲委任)

李曉軍　監事(於二零零七年一月九日獲委任)

副主席　(於二零零七年一月九日獲委任)

杜紅鷹　監事(於二零零七年一月九日獲委任)

公司資料

董事會

代理董事長 (於二零零八年三月二十八日獲委任)

孫溥瀚　非執行董事(於二零零七年一月九日獲委任)

董事

朱曉星　執行董事(總經理)(於二零零七年一月九日獲委任)
丁衛平　執行董事、董事會秘書及公司秘書(於二零零七年一月九日獲委任)
宋金箱　執行董事(於二零零七年一月九日獲委任)
王全華　副董事長、非執行董事(於二零零七年一月九日獲委任)
羅朝庚　副董事長、非執行董事(於二零零七年六月五日獲委任)
宮國魁　副董事長、非執行董事(於二零零七年一月九日獲委任)
榮　剛　非執行董事(於二零零七年一月九日獲委任)
朱　永　非執行董事(於二零零七年一月九日獲委任為執行董事，於二零零八年三月二十八日改任為非執行董事)
劉德俊　非執行董事(於二零零七年一月九日獲委任)
夏　毅　非執行董事(於二零零七年一月九日獲委任)
宋　箭　非執行董事(於二零零七年一月九日獲委任)
易永發　獨立非執行董事(於二零零七年一月九日獲委任)
袁耀輝　獨立非執行董事(於二零零七年一月九日獲委任)
蔡敬金　獨立非執行董事(於二零零七年六月五日獲委任)
楊亞鐵　非執行董事(於二零零三年十二月五日獲委任，於二零零七年一月九日離任)
李曉光　非執行董事(於二零零三年十二月五日獲委任，於二零零七年一月九日離任)
司玉佩　非執行董事(於二零零三年十二月五日獲委任，於二零零七年一月九日離任)
烏家培　獨立非執行董事(於二零零三年十二月五日獲委任，於二零零七年一月九日離任)
曹建雄　副董事長、非執行董事(於二零零七年一月九日獲委任，於二零零七年六月五日離任)
周國華　獨立非執行董事(於二零零七年一月九日獲委任，於二零零七年六月五日離任)

管理層提供的輔助信息
綜合損益表

(除每股數據外，所有金額以人民幣千元為單位)

	截至十二月三十一日止年度				
	二零零三年 *人民幣千元*	二零零四年 *人民幣千元*	二零零五年 *人民幣千元*	二零零六年 *人民幣千元*	**二零零七年** ***人民幣千元***
收入					
航空信息技術服務	663,932	1,025,725	1,238,003	1,395,172	**1,601,160**
數據網絡及其他	229,686	257,125	258,781	316,533	**400,743**
總收入	893,618	1,282,850	1,496,784	1 711,705	**2,001,903**
營業成本					
營業稅金及附加	(32,005)	(42,277)	(49,764)	(56,358)	**(65,795)**
折舊及攤銷	(149,166)	(166,741)	(182,015)	(229,178)	**(243,111)**
網絡使用費	(58,792)	(70,671)	(59,982)	(76,529)	**(83,562)**
人工成本	(166,425)	(154,068)	(199,497)	(239,743)	**(271,689)**
經營租賃支出	(42,870)	(49,406)	(61,878)	(63,658)	**(68,607)**
技術支持及維護費	(44,650)	(40,456)	(68,138)	(99,801)	**(154,459)**
佣金及推廣費用	(74,537)	(155,702)	(148,004)	(194,095)	**(248,075)**
其他營業成本	(98,842)	(152,423)	(182,502)	(188,534)	**(209,701)**
總營業成本	(667,287)	(831,744)	(951,780)	(1,147,896)	**(1,344,999)**
營業利潤	226,331	451,106	545,004	563,809	**656,904**
財務收入，淨額	34,569	37,558	38,441	52,406	**48,696**
應佔聯營公司收益	11,445	10,934	11,312	11,727	**12,991**
稅前利潤	272,345	499,598	594,757	627,942	**718,591**
所得稅	(23,092)	(40,188)	(51,063)	(98,421)	**(69,941)**
除稅後利潤	249,253	459,410	543,694	529,521	**648,650**
應佔：					
本公司權益持有人	242,541	449,181	529,647	515,587	**630,989**
少數股東權益	6,712	10,229	14,047	13,934	**17,661**
	249,253	459,410	543,694	529,521	**648,650**
本公司權益持有人應佔盈利的每股盈利					
基本及攤薄 *(人民幣元)*	0.14	0.25	0.30	0.29	**0.36**
現金股息	90,592	177,632	204,276	195,395	**230,921**

管理層提供的輔助信息
綜合資產負債表

(所有金額均以人民幣千元為單位)

	於十二月三十一日				
	二零零三年 人民幣千元	二零零四年 人民幣千元	二零零五年 人民幣千元	二零零六年 人民幣千元	**二零零七年 人民幣千元**
資產					
非流動資產					
物業、廠房及設備，淨值	545,354	475,118	728,325	661,149	**1,033,148**
無形資產，淨值	11,093	15,117	13,232	9,969	**11,824**
於聯營公司的投資	36,327	42,424	53,854	68,343	**85,996**
持有至到期日財務資產	100,000	100,000	100,000	100,000	**—**
其他長期資產	4,901	16,142	20,906	17,000	**8,881**
遞延所得税資產	—	—	—	—	**9,229**
	697,675	648,861	916,317	856,461	**1,149,078**
流動資產					
存貨	2,635	4,098	3,390	4,498	**9,241**
應收賬款，淨值	18,352	38,170	61,516	84,882	**141,565**
應收聯營公司	65	—	1,227	273	**6,308**
應收關聯方款，淨值	83,619	112,811	272,991	300,070	**389,561**
預付款項及其他流動資產	32,005	82,979	48,072	62,064	**102,399**
短期投資	1,920	1,749	—	—	**—**
持有至到期日財務資產	—	—	—	—	**100,000**
短期銀行存款	505,000	625,378	1,947,277	1,884,604	**1,843,949**
現金及現金等價物	2,034,952	2,236,843	856,811	1,233,166	**1,209,152**
	2,678,548	3,102,028	3,191,284	3,569,557	**3,802,175**
資產總值	3,376,223	3,750,889	4,107,601	4,426,018	**4,951,253**
權益					
可分配給股東的資本及儲備					
實收資本	888,158	888,158	888,158	888,158	**1,776,315**
儲備	1,584,817	1,719,540	1,911,454	2,066,112	**1,296,834**
留存收益					
一建議期末現金股息	90,592	177,632	204,276	195,395	**230,921**
一其他	314,471	451,297	584,304	749,137	**1,028,659**
	2,878,038	3,236,627	3,588,192	3,898,802	**4,332,729**
少數股東權益	40,305	49,456	61,296	72,523	**85,997**
權益合計	2,918,343	3,286,083	3,649,488	3,971,325	**4,418,726**
負債					
非流動負債					
遞延所得税負債	—	—	—	—	**129**
流動負債					
應付賬款及預提費用	385,564	421,821	345,000	359,200	**470,212**
應付關聯方款	64,922	27,048	93,981	85,442	**39,960**
應交所得税	5,343	12,794	17,159	7,605	**17,054**
遞延收益	2,051	3,143	1,973	2,446	**5,172**
	457,880	464,806	458,113	454,693	**532,398**
負債合計	457,880	464,806	458,113	454,693	**532,527**
權益及負債合計	3,376,223	3,750,889	4,107,601	4,426,018	**4,951,253**
淨流動資產	2,220,668	2,637,222	2,733,171	3,114,864	**3,269,777**
總資產減流動負債	2,918,343	3,286,083	3,649,488	3,971,325	**4,418,855**

綜合財務報表附註

(所有金額均以人民幣千元為單位)

38. 關聯公司交易(續)

(4) 國有及國有控股企業的餘額

與其它國有及國有控股企業的餘額列示如下：

公司名稱	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
銀行存款	**2,058,932**	2,064,720	**1,880,290**	1,912,320

本集團是國有企業。根據修改後的國際會計準則第24號「關聯方披露」，除本集團的下屬公司之外，直接或間接被中國政府控制的其它國有及國有控股企業和其子公司也被定義為本公司及其子公司的關聯方。

本公司及其子公司的主要商業活動都是與國有及國有控股企業進行的。為根據國際會計準則第24號進行關聯方披露的目的，本公司及其子公司已盡可能的通過適當的程序來識別客戶與供貨商是否為國有及國有控股企業。但是很多國有及國有控股企業有多層法人結構並且其所有權結構由於移交和剝離等原因隨著時間發生了改變。然而管理層相信，關於重大關聯方餘額及交易的所有信息已經被充分披露了。

39. 最終控股公司

本公司董事認為於中國境內成立的中國民航信息集團公司為本公司的最終控股公司。

40. 重分類

比較期間會計報表的部分項目已按本年度會計報表的披露方式進行了重分類。

41. 會計報表的批准

此會計報表於二零零八年三月二十八日得到董事會的批准。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

38. 關聯公司交易(續)

(3) 關聯公司的餘額

關聯公司的餘額主要包括應收關聯方款項：

公司名稱	集團 二零零七年 人民幣千元	集團 二零零六年 人民幣千元	公司 二零零七年 人民幣千元	公司 二零零六年 人民幣千元
中國南方航空股份有限公司*(a)*	**129,108**	18,215	**126,854**	16,516
中國東方航空股份有限公司*(b)*	**67,843**	93,685	**64,684**	92,932
中國國際航空股份有限公司	**52,680**	77,188	**52,667**	77,180
海南航空股份有限公司	**45,009**	39,847	**44,973**	39,796
四川航空股份有限公司	**45,487**	3,190	**45,587**	2,640
深圳航空有限責任公司	**25,482**	45,204	**23,314**	45,126

(a) 為本集團與中國南方航空股份有限公司及其附屬公司廈門航空有限公司之間的往來餘額。

(b) 為本集團與中國東方航空股份有限公司及其附屬公司中國東方航空武漢有限責任公司之間的往來餘額。

與關聯公司的往來餘額為無抵押、免息及一般須於六個月內償還。

關聯公司的餘額主要來自上文所述的關聯公司交易。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

38. 關聯公司交易(續)

(2) 關聯公司交易

本集團重大關聯公司交易如下：

(i) 航空信息技術服務及數據網絡服務的收入，上述服務的價格乃按照已經訂立的服務協議或參照中國民用航空總局("民航總局")訂立的計價準則(如適用)再經與關聯公司協商後釐定。

公司名稱	二零零七年 人民幣千元	二零零六年 人民幣千元
中國南方航空股份有限公司*(a)*	**347,507**	300,552
中國東方航空股份有限公司*(b)*	**273,339**	246,545
中國國際航空股份有限公司	**241,469**	226,965
海南航空股份有限公司	**146,464**	123,533
上海航空股份有限公司	**99,295**	79,347
深圳航空有限責任公司	**101,128**	78,464

(a) 為本集團與中國南方航空股份有限公司及其附屬公司廈門航空有限公司之間的交易額。

(b) 為本集團與中國東方航空股份有限公司及其附屬公司中國東方航空武漢有限責任公司之間的交易額。

董事會認為，此等交易是在正常業務中並按一般商業條款與關聯公司進行的。

(ii) 自中國民航信息集團公司租用物業

截至二零零七年十二月三十一日止年度，向中國民航信息集團公司租用物業的經營租賃支出約為人民幣38,608,608元(二零零六：人民幣38,608,608元)。樓宇經營租賃的租金乃按照與中國民航信息集團公司協議的費率釐定。

(iii) 接受亞科公司提供計算機軟件開發服務

截至二零零七年十二月三十一日止年度，公司接受亞科公司提供的計算機軟件開發服務金額約為人民幣18,800,000元(二零零六：人民幣18,800,000元)。亞科公司是中國民航信息集團公司間接控制的全資附屬公司。計算機軟件開發服務費的金額乃按照與亞科公司協議的費率釐定。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

37. 承諾事項(續)

(c) 設備維護費及技術支持費承諾

於二零零七年十二月三十一日，本集團設備維護和技術支持費用承諾為人民幣14,417,000元(二零零六：零)。

38. 關聯公司交易

倘一方能夠直接或間接地控制另一方，或有能力對另一方的財務及經營決策施加重大影響，則所涉及之各方為關聯公司。倘有關各方均受同一控制或同一重大影響，則此等各方亦視為關聯公司。

管理層認為與關聯方相關的有意義的信息已充分披露。

(1) 關聯公司

本公司及本集團的主要關聯公司如下：

公司名稱	與本公司關係
中國民航信息集團公司	本公司股東
中國南方航空集團公司	本公司股東
中國南方航空股份有限公司	本公司股東之附屬公司
中國東方航空集團公司	本公司股東
中國東方航空股份有限公司	本公司股東之附屬公司
中國航空集團公司	本公司股東
中國國際航空股份有限公司	本公司股東之附屬公司
廈門航空有限公司	本公司股東
中國東方航空武漢有限責任公司	本公司股東
海南航空股份有限公司	本公司股東
深圳航空有限責任公司	本公司股東
上海航空股份有限公司	本公司股東
四川航空集團公司	本公司股東
四川航空股份有限公司	本公司股東之附屬公司
北京亞科技術開發有限公司(亞科公司)	受同一母公司間接控制

綜合財務報表附註

(所有金額均以人民幣千元為單位)

37. 承諾事項

(a) 資本性支出承諾

於十二月三十一日，本集團有以下資本性支出承諾：

	二零零七年 人民幣千元	二零零六年 人民幣千元
已授權且訂約		
一 計算機系統	**55,720**	7,923
一 房屋	**63,437**	—
已授權但未訂約		
一 計算機系統	**661,692**	494,680
一 土地及房屋	**628,962**	—
合計	**1,409,811**	502,603

上文所述的資本承諾主要與開發新一代航空旅客服務系統、建設北京新運營中心相關。

於二零零七年十二月三十一日，上述資本承諾中以美元計價的少於人民幣100萬元(二零零六：零)。

(b) 經營租賃承諾

於十二月三十一日，本集團有以下經營租賃承諾：

	二零零七年 人民幣千元	二零零六年 人民幣千元
一年內	**58,581**	17,521
一年至五年	**68,264**	46,530
合計	**126,845**	64,051

綜合財務報表附註

(所有金額均以人民幣千元為單位)

35. 財務風險管理 *(續)*

- **資金風險管理**

本集團的目的在於維持最佳的資本結構並降低資金成本。

本集團積極並定期的監管資本結構，在充分考慮本集團未來資金需求、資金效果、現在及預期利潤、預期現金流量、預期資金支出及預期戰略投資機會下，保證最佳資本結構及股東回報。

- **公平值估計**

本集團的金融工具主要包括現金及現金等價物、短期銀行存款、應收賬款、預付賬款、應收聯營公司及關聯方款項、國債、應付賬款以及應付關聯方款項。

由於本集團金融工具的屆滿期較短，故除國債以外的金融工具的賬面金額於二零零七年十二月三十一日約為其公允價值。

持有至到期日的國債投資是以攤銷成本價值入賬，其於二零零七年十二月三十一日的市價約為人民幣100,560,000元(二零零六：人民幣100,430,000元)。

36. 分部報表

本集團僅於一個行業內經營業務－在中國提供航空信息技術及相關服務。本集團營運的最高決策人被視為本集團的總經理。總經理審閱的資料與綜合損益表所載資料一致。本集團截至二零零七年及二零零六年十二月三十一日止年度並無編制任何分部損益表。同時，由於本集團的收入主要來自中國，其資產亦位於中國，本集團僅於一個地域內經營業務。因此，本報表並無呈列任何地域分部數據。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

35. 財務風險管理*(續)*

- **財務風險因素***(續)*

(iii) *信貸風險*

信貸風險乃按照組合方式管理，本集團的信貸風險來自現金及現金等價物、短期銀行存款、應收帳款及應收關聯方款所面臨之信貸風險。這些流動資產的帳面價值乃本集團就金融資產所面對的最大信貸風險。

由於本集團的收入大部分來自本公司股東，因此本集團的應收關聯方款為業務性質，且對方主要是國內各航空公司。這些航空公司多為民航業內的大型國有企業，且還款記錄良好，基於歷史記錄，款項一般於6個月以內收回，基本沒有發生過重大的壞賬損失。於二零零七年十二月三十一日，約62%的應收關聯方餘額集中於本集團的三家最主要的客戶：中國南方航空股份有限公司、中國東方航空股份有限公司和中國國際航空股份有限公司(二零零六：60%)。

本集團規定其銀行存款須存於有良好聲譽和信用的銀行中。本集團會定期評估銀行的信用。於二零零七年十二月三十一日，約67%的銀行存款集中存於四大國有銀行(二零零六：66%)。

(iv) *流動資金風險*

本集團主要通過維持充足的現金和銀行存款餘額以應對流動資金風險。於二零零七年十二月三十一日，本集團的現金和現金等價物及短期銀行存款餘額佔總資產的比例約為62%(二零零六：70%)，足以應付日常的運營所需。本公司董事認為，本集團有充足的現金餘額，面臨的流動資金風險不重大。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

35. 財務風險管理

- **財務風險因素**

本集團的活動面對著多種的財務風險：市場風險(包括外匯風險及利率風險)、信貸風險及流動資金風險。本集團的整體風險管理計劃專注於金融市場的難預測性，並尋求儘量減低對本集團財務表現的潛在不利影響。

本集團財務風險管理由財務部按照董事會制定的整體政策執行。集團財務部通過與集團運營單位的緊密合作，負責確定和評估財務風險。

(i) *外匯風險*

本集團的功能貨幣為人民幣，除本集團來自國外航空公司的業務收入、向海外供貨商購買機器及設備的款項及若干開支以外幣結算，大部分交易以人民幣結算。本集團透過定期審閱本集團所承擔之淨外匯風險，以控制其外匯風險。

本集團承擔的外匯風險主要與以外幣列示的應收帳款、現金及現金等價物、短期銀行存款及應付帳款相關。這等資產及負債的貨幣分析分別於附註22、28、27和29中披露。

於二零零七年十二月三十一日，如人民幣兑美元及港幣升值／貶值5%，在管理層合理地認為所有其它可變因素維持不變的情形下，該年度的除税後利潤將減少／增加約人民幣11,651,000元，主要是由於以美元和港幣為計算單位的應收帳款、現金及現金等價物、短期銀行存款及應付帳款所引致的匯兑損失。

(ii) *利率風險*

本集團孳息資產主要為現金及現金等價物、銀行存款和持有的國債。截至二零零七年十二月三十一日止年度，本集團利息收入約為人民幣69,512,000元(二零零六：67,624,000元)。除此之外，集團的收入及運營現金流量實質上獨立於市場利率變動。本集團短期銀行存款和國債的利率及存款期限已於附註27及附註19內披露。

本集團於二零零七年十二月三十一日無重大借款或非流動債務，因此本集團面臨的利率變動風險不重大。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

34. 經營活動之現金流量

	二零零七年 人民幣千元	二零零六年 人民幣千元
稅前利潤	**718,591**	627,942
就下列各項調整：		
折舊及攤銷	**243,111**	229,178
出售物業、廠房及設備虧損	**6,039**	83
利息收入	**(69,512)**	(67,624)
計提應收賬款減值撥備	**1,747**	10,608
計提存貨減值準備	**—**	106
應佔聯營公司收益	**(12,991)**	(11,727)
匯兑損益	**19,149**	14,517
流動資產減少(增加)：		
應收賬款	**(58,430)**	(24,689)
存貨	**(4,743)**	(1,214)
預付款項及其它流動資產	**(5,370)**	(4,391)
應收聯營及關聯方款	**(95,526)**	(36,237)
流動負債增加(減少)：		
應付賬款及預提費用	**33,728**	20,153
遞延收益	**2,726**	473
應付關聯方款	**11,713**	1,733
經營活動提供之現金	**790,232**	758,911

綜合財務報表附註

(所有金額均以人民幣千元為單位)

33. 利潤分配

根據二零零五年十月二十七日修訂並於二零零六年一月一日起施行的《中華人民共和國公司法》和本公司的公司章程，本公司從二零零六年起不再計提公益金。根據財政部二零零六年三月十五日發佈的《關於〈公司法〉施行後有關企業財務處理問題的通知》，本公司於二零零五年十二月三十一日止的公益金貸方結餘，轉作盈餘公積金管理使用。

二零零七年度，根據《中華人民共和國公司法》，有關法律規定及公司章程規定，除所得税及少數股東權益後的可供分配淨利潤按以下順序分配：

(i) 彌補以前年度累計虧損(如有)；

(ii) 提取法定公積金；

(iii) 提取任意公積金；

(iv) 分配普通股股利。

對於截至二零零七年十二月三十一日止年度，董事會建議提取的法定公積金及任意公積金已經根據於二零零七年一月一日生效的新《企業會計準則》進行了調整。

對於截止二零零六年十二月三十一日止年度的任意盈餘公積金的提取已經在二零零七年六月五日股東周年大會上通過，該金額已計入二零零七年度股東權益並列作留存收益的分配。

對於截至二零零七年十二月三十一日止年度建議提取人民幣118,357,000元任意盈餘公積金一事，需在下一次股東大會上經股東批准。因此，該金額將被列示於截至二零零八年十二月三十一日止年度本集團的會計報表中。

在經上述利潤分配後，於二零零七年十二月三十一日，可供分配之淨利潤約為人民幣959,553,000元(二零零六：人民幣787,939,000元)。

計入本公司二零零七年度會計報表的股東應佔利潤為人民幣591,783,000元(二零零六：人民幣495,029,000元)。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

32. 儲備 *(續)*

	資本公積 人民幣千元	法定盈餘公積金 人民幣千元	法定公益金 人民幣千元	任意盈餘公積金 人民幣千元	外幣報表折算差異 人民幣千元	合計 人民幣千元
公司						
二零零六年一月一日	1,194,956	215,928	205,554	291,528	—	1,907,966
法定公益金轉入	—	205,554	(205,554)	—	—	—
留存收益轉入	—	51,478	—	102,779	—	154,257
二零零六年十二月三十一日	1,194,956	472,960	—	394,307	—	2,062,223
轉增實收資本 *(附註31)*	(888,157)	—	—	—	—	(888,157)
留存收益轉入	—	41,469	—	84,117	—	125,586
二零零七年十二月三十日	306,799	514,429	—	478,424	—	1,299,652

綜合財務報表附註

(所有金額均以人民幣千元為單位)

32. 儲備

	資本公積 人民幣千元	法定盈餘公積金 人民幣千元	法定公益金 人民幣千元	任意盈餘公積金 人民幣千元	外幣報表折算差異 人民幣千元	合計 人民幣千元
集團						
二零零六年一月一日	1,194,956	218,004	207,330	291,614	(450)	1,911,454
法定公益金轉入	—	207,330	(207,330)	—	—	—
留存收益轉入	—	52,248	—	103,111	—	155,359
外幣報表折算差異	—	—	—	—	(701)	(701)
二零零六年十二月三十一日	1,194,956	477,582	—	394,725	(1,151)	2,066,112
轉增實收資本 *(附註31)*	(888,157)	—	—	—	—	(888,157)
留存收益轉入	—	36,847	—	83,699	—	120,546
符外幣報表折算差異	—	—	—	—	(1,667)	(1,667)
二零零七年十二月三十一日	306,799	514,429	—	478,424	(2,818)	1,296,834

綜合財務報表附註

(所有金額均以人民幣千元為單位)

31. 實收資本

於二零零七年十二月三十一日的實收資本為本公司註冊成立時所發行的577,303,500股內資股，本公司於二零零一年二月發行的310,854,000股H股以及二零零七年六月由於派送紅股(附註11)的影響而新增的888,157,500股普通股。

	二零零七年 股數 *千股*	二零零七年 金額 *人民幣千元*
法定：		
每股面值人民幣1元的內資股	1,154,607	1,154,607
每股面值人民幣1元的H股	621,708	621,708
合計	1,776,315	1,776,315
已發行及繳足：		
每股面值人民幣1元的內資股	1,154,607	1,154,607
每股面值人民幣1元的H股	621,708	621,708
合計	1,776,315	1,776,315

綜合財務報表附註

(所有金額均以人民幣千元為單位)

29. 應付賬款及預提費用(續)

(i) 其它應交稅金

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
應交營業稅	**24,959**	17,640	**24,034**	16,977
應交增值稅	**(977)**	167	**(73)**	(126)
其它	**6,477**	6,475	**5,974**	6,141
其它應交稅金合計	**30,459**	24,282	**29,935**	22,992

30. 應付關聯方款

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
六個月以內	**14,069**	1,153	**14,069**	152
六個月至一年	**—**	50,945	**—**	50,850
一年至二年	**—**	11,366	**—**	10,794
二年至三年	**5,424**	3,116	**4,934**	2,787
三年以上	**20,467**	18,862	**11,530**	9,524
合計	**39,960**	85,442	**30,533**	74,107

應付關聯方款餘額主要為應付股利和應付服務費用。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

29. 應付賬款及預提費用

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
應付賬款	**180,255**	110,142	**163,835**	96,457
預提離港技術延伸費	**100,443**	55,476	**100,442**	62,494
預提技術支持費	**17,245**	27,548	**15,902**	25,742
預提網絡使用費	**45,113**	45,565	**45,113**	45,565
預提員工獎金及其它福利	**49,189**	50,557	**46,060**	47,652
其它應交稅金*(i)*	**30,459**	24,282	**29,935**	22,992
其它負債	**47,508**	45,630	**41,212**	42,851
合計	**470,212**	359,200	**442,499**	343,753

於二零零七年十二月三十一日，以上餘額中約有人民幣141,607,000元(二零零六：人民幣123,664,000元)是以美元計價的。

應付賬款賬齡分析如下：

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
六個月以內	**133,228**	25,238	**124,746**	16,059
六個月至一年	**13,078**	8,773	**11,231**	6,758
一年至二年	**7,884**	55,809	**4,630**	53,531
二年至三年	**17,481**	754	**14,644**	541
三年以上	**8,584**	19,568	**8,584**	19,568
應付賬款合計	**180,255**	110,142	**163,835**	96,457
預提費用及其他負債	**289,957**	249,058	**278,664**	247,296
應付賬款及預提費用合計	**470,212**	359,200	**442,499**	343,753

綜合財務報表附註

(所有金額均以人民幣千元為單位)

28. 現金及現金等價物

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
現金				
人民幣	**60**	300	**20**	110
以港幣計價	**34**	30	**—**	—
以美元計價	**—**	1	**—**	—
其它	**5**	8	**—**	—
合計	**99**	339	**20**	110
活期存款				
人民幣	**1,094,216**	1,064,720	**1,051,485**	1,022,124
以美元計價	**78,280**	109,976	**45,797**	79,295
以港幣計價	**31,640**	55,921	**14,217**	45,488
其它	**4,917**	2,210	**—**	—
合計	**1,209,053**	1,232,827	**1,111,499**	1,146,907
現金及現金等價物合計	**1,209,152**	1,233,166	**1,111,519**	1,147,017

綜合財務報表附註

(所有金額均以人民幣千元為單位)

25. 應收聯營公司款

與聯營公司的往來餘額為與業務相關的款項，無抵押，免息及一般須於一年內償還。

26. 預付款項及其它流動資產

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
預付款項	**35,822**	13,578	**32,460**	5,050
應收利息	**34,046**	28,894	**34,046**	28,894
待攤費用	**18,661**	13,045	**18,661**	12,775
其它流動資產	**13,870**	6,547	**3,473**	1,069
合計	**102,399**	62,064	**88,640**	47,788

27. 短期銀行存款

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
人民幣	**1,666,000**	1,601,100	**1,580,000**	1,530,000
以港幣計價	**177,949**	221,034	**177,949**	221,034
以美元計價	**—**	62,470	**—**	62,470
	1,843,949	1,884,604	**1,757,949**	1,813,504

短期銀行存款的年利率介於2.52%到4.80%(二零零六：1.71%到4.89%)，存期介於6到24個月(二零零六：6到36個月)。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

23. 應收關聯方款，淨值(續)

於二零零七年十二月三十一日，應收關聯方賬款人民幣14,665,000元(二零零六：人民幣14,665,000元)已經減值。於二零零七年十二月三十一日，撥備金額為人民幣14,665,000元(二零零六：人民幣14,665,000元)，為對關聯方賬務人對相關服務及賬款存在異議。此等應收款的賬齡如下：

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
六個月至一年	**–**	5,779	**–**	5,779
一年至二年	**5,779**	1,858	**5,779**	1,858
二年至三年	**1,858**	5,148	**1,858**	5,148
三年以上	**7,028**	1,880	**7,028**	1,880
	14,665	14,665	**14,665**	14,665

24. 應收附屬公司，淨值

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
六個月內	**–**	—	**7,111**	8,540
六個月至一年	**–**	—	**3,210**	2,287
一年至二年	**–**	—	**5,751**	3,783
二年至三年	**–**	—	**2,293**	4,813
三年以上	**–**	—	**14,428**	10,615
應收附屬公司合計	**–**	—	**32,793**	30,038
壞賬準備	**–**	—	**(7,811)**	(7,811)
應收附屬公司，淨值	**–**	—	**24,982**	22,227

與附屬公司的往來餘額為與業務相關，免息，無抵押。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

23. 應收關聯方款，淨值

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
六個月內	**377,452**	289,133	**370,852**	279,376
六個月至一年	**10,796**	10,889	**10,721**	10,855
一年至二年	**7,055**	7,685	**5,779**	7,157
二年至三年	**1,895**	5,148	**1,858**	5,148
三年以上	**7,028**	1,880	**7,028**	1,880
應收關聯方款合計	**404,226**	314,735	**396,238**	304,416
減值撥備	**(14,665)**	(14,665)	**(14,665)**	(14,665)
應收關聯方款，淨值	**389,561**	300,070	**381,573**	289,751

與關聯公司的往來餘額為與業務相關，無抵押，免息及一般須於六個月內償還。

於二零零七年十二月三十一日，應收關聯方賬款人民幣12,109,000元(二零零六：人民幣10,937,000元)已經逾期但並無減值。此等款項涉及多個最近沒有拖欠還款記錄的客戶。此等應收款的賬齡分析如下：

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
六個月至一年	**10,796**	5,110	**10,721**	5,076
一年至二年	**1,276**	5,827	**—**	5,299
二年至三年	**37**	—	**—**	—
	12,109	10,937	**10,721**	10,375

綜合財務報表附註

(所有金額均以人民幣千元為單位)

22. 應收賬款，淨值*(續)*

應收賬款減值撥備的變動如下：

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
年初餘額	**3,078**	1,755	**2,872**	1,557
計提減值準備	**1,747**	1,323	**683**	1,315
年末餘額	**4,825**	3,078	**3,555**	2,872

應收帳款的帳面值以下列貨幣為單位：

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
人民幣	**47,353**	27,587	**26,946**	16,722
以港幣計價	**7,430**	4,112	**4,629**	2,077
以美元計價	**87,502**	56,213	**78,159**	42,198
其它	**4,105**	48	**4,063**	—
	146,390	87,960	**113,797**	60,997

綜合財務報表附註

(所有金額均以人民幣千元為單位)

22. 應收賬款，淨值 *(續)*

於二零零七年十二月三十一日，應收賬款人民幣8,656,200元(二零零六：人民幣3,524,000元)已經逾期但並無減值。此等款項涉及多個最近沒有拖欠還款記錄的獨立客戶。此等業務應收款的賬齡分析如下：

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
六個月至一年	**4,900**	2,664	**—**	—
一年至二年	**3,571**	860	**—**	—
二年至三年	**185**	—	**—**	—
	8,656	3,524	**—**	—

於二零零七年十二月三十一日，應收賬款人民幣10,897,000元(二零零六：人民幣11,142,000元)已經減值。於二零零七年十二月三十一日，撥備金額為人民幣4,825,000元(二零零六年：人民幣3,078,000元)。估計部份應收款預計將可收回。此等應收款的賬齡如下：

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
六個月至一年	**1,490**	2,195	**1,490**	2,196
一年至二年	**1,007**	1,223	**1,008**	1,224
二年至三年	**1,062**	6,598	**1,062**	265
三年以上	**7,338**	1,126	**1,387**	1,122
	10,897	11,142	**4,947**	4,807

綜合財務報表附註

(所有金額均以人民幣千元為單位)

22. 應收賬款，淨值

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
應收賬款	**146,390**	87,960	**113,797**	60,997
減值撥備	**(4,825)**	(3,078)	**(3,555)**	(2,872)
應收賬款，淨值	**141,565**	84,882	**110,242**	58,125

收款期限一般為提供服務後六個月內。

由於本集團應收賬款的屆滿期較短，故其賬面金額於二零零七年十二月三十一日約為其公允價值。

在報告日期，信貸風險的最高風險承擔為上述每類應收款的公平值。本集團不持有任何作為質押的抵押品。

於二零零七年及二零零六年十二月三十一日，應收賬款的賬齡分析如下：

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
六個月內	**126,837**	73,294	**108,850**	56,190
六個月至一年	**6,390**	4,859	**1,490**	2,196
一年至二年	**4,578**	2,083	**1,008**	1,224
二年至三年	**1,247**	6,598	**1,062**	265
三年以上	**7,338**	1,126	**1,387**	1,122
應收賬款合計	**146,390**	87,960	**113,797**	60,997
減值撥備	**(4,825)**	(3,078)	**(3,555)**	(2,872)
應收賬款，淨值	**141,565**	84,882	**110,242**	58,125

綜合財務報表附註

(所有金額均以人民幣千元為單位)

19. 持有至到期財務資產

於十二月三十一日，本公司和本集團有下列持有至到期財務資產：

	利率和期限	**二零零七年** **人民幣千元**	二零零六年 人民幣千元
國債	年利率3%，於二零零八年十二月到期	**100,000**	100,000

於二零零七年十二月三十一日，由於本公司持有的國債將於十二個月內到期，持有至到期財務資產被分類為流動資產。

20. 其它長期資產

於十二月三十一日，本公司及本集團的其它長期資產主要為房租押金。

21. 存貨

	集團		**公司**	
	二零零七年 **人民幣千元**	二零零六年 人民幣千元	**二零零七年** **人民幣千元**	二零零六年 人民幣千元
待售設備	**9,009**	4,359	**2,632**	2,632
備件	**77**	83	**—**	—
其它	**261**	162	**—**	—
合計	**9,347**	4,604	**2,632**	2,632
減值準備	**(106)**	(106)	**—**	—
淨值	**9,241**	4,498	**2,632**	2,632

本集團和本公司均無作為借款抵押物的存貨。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

18. 遞延所得稅 *(續)*

遞延所得稅的淨變動如下：

集團：

	折舊與攤銷 人民幣千元	準備與其他 人民幣千元	合計 人民幣千元
二零零六年年初及年末餘額	—	—	—
在損益表扣除／(記賬)	7,647	1,453	9,100
二零零七年年末餘額	7,647	1,453	9,100

公司：

	折舊與攤銷 人民幣千元	準備與其他 人民幣千元	合計 人民幣千元
二零零六年年初及年末餘額	—	—	—
在損益表扣除／(記賬)	7,614	448	8,062
二零零七年年末餘額	7,614	448	8,062

綜合財務報表附註

(所有金額均以人民幣千元為單位)

18. 遞延所得稅

	集團		公司	
	二零零七年 人民幣千元	二零零六年 人民幣千元	二零零七年 人民幣千元	二零零六年 人民幣千元
遞延所得稅資產：				
—超過12個月後收回的遞延稅項資產	6,539	—	6,539	—
—在12個月內支銷的遞延稅項資產	2,690	—	1,523	—
	9,229	—	8,062	—
遞延所得稅負債：				
—在12個月內收回的遞延稅項資產	(129)	—	–	—
	(129)	—	–	—

綜合財務報表附註

(所有金額均以人民幣千元為單位)

17. 金融工具(按類別)

金融工具的會計政策已應用於以下各項：

	集團		公司	
	二零零七年 人民幣千元	二零零六年 人民幣千元	**二零零七年 人民幣千元**	二零零六年 人民幣千元
根據資產負債表的資產：				
應收帳款 *(附註22)*	**141,565**	84,882	**110,242**	58,125
應收關聯方款 *(附註23)*	**389,561**	300,070	**381,573**	289,751
應收附屬公司， 淨值 *(附註24)*	**—**	—	**24,982**	22,277
應收聯營公司款 *(附註25)*	**6,308**	273	**6,308**	273
短期銀行存款 *(附註27)*	**1,843,949**	1,884,604	**1,757,949**	1,813,504
現金及現金等價物 *(附註28)*	**1,209,152**	1,233,166	**1,111,519**	1,147,017
貸款及應收款	**3,590,535**	3,502,995	**3,392,573**	3,330,947
持有至到期財務資產 *(附註19)*	**100,000**	100,000	**100,000**	100,000
合計	**3,690,535**	3,602,995	**3,492,573**	3,430,947

綜合財務報表附註

(所有金額均以人民幣千元為單位)

16. 於聯營公司的投資

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
年初	**68,343**	53,854	**21,790**	11,890
應佔聯營公司業績	**12,991**	11,727	**—**	—
宣告分派的股利	**(838)**	(7,138)	**—**	—
追加投資	**5,500**	9,900	**5,500**	9,900
年終	**85,996**	68,343	**27,290**	21,790

本集團及本公司的聯營公司見附註1。

本集團在主要聯營公司(全部均為非上市)的權益如下：

	資產	**負債**	**收入**	**公司權益持有人應佔盈利**
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零零六年	84,679	16,336	303,950	11,727
二零零七年	111,321	25,325	346,305	12,991

綜合財務報表附註

(所有金額均以人民幣千元為單位)

14. 無形資產，淨值

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
原值				
年初餘額	**53,414**	48,268	**47,586**	44,222
購買	**9,282**	5,146	**8,855**	3,364
年末餘額	**62,696**	53,414	**56,441**	47,586
累計攤銷				
年初餘額	**(43,445)**	(35,036)	**(39,678)**	(31,772)
本年攤銷	**(7,427)**	(8,409)	**(6,747)**	(7,906)
年末餘額	**(50,872)**	(43,445)	**(46,425)**	(39,678)
淨值				
年末餘額	**11,824**	9,969	**10,016**	7,908

本集團及本公司的無形資產為所購買的計算機軟件。

15. 於附屬公司的投資

	集團		公司	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
投資成本	**—**	—	**37,507**	37,507

本公司的附屬公司見附註1。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

13. 物業，廠房及設備，淨值(續)

公司：

	房屋建築物 人民幣千元	計算機系統及軟件 人民幣千元	汽車 人民幣千元	家具、裝置及其他設備 人民幣千元	固定資產改良支出 人民幣千元	合計 人民幣千元
原值						
二零零六年年初餘額	32,893	1,512,721	20,285	21,228	—	1,587,127
購置	—	118,428	3,849	7,553	12,443	142,273
處置	—	(5,711)	(923)	(453)	—	(7,087)
二零零六年年末餘額	32,893	1,625,438	23,211	28,328	12,443	1,722,313
購置	33,590	544,509	6,758	2,912	5,140	592,909
處置	—	(164,442)	—	—	—	(164,442)
二零零七年年末餘額	66,483	2,005,505	29,969	31,240	17,583	2,150,780
累計折舊						
二零零六年年初餘額	(3,716)	(864,558)	(11,044)	(12,555)	—	(891,873)
本年度折舊	(1,595)	(205,345)	(2,502)	(2,857)	(2,045)	(214,344)
處置後撥回	—	5,474	895	439	—	6,808
二零零六年年末餘額	(5,311)	(1,064,429)	(12,651)	(14,973)	(2,045)	(1,099,409)
本年度折舊	(1,595)	(211,812)	(2,814)	(7,284)	(5,266)	(228,771)
處置後撥回	—	157,978	—	—	—	157,978
二零零七年年末餘額	(6,906)	(1,118,263)	(15,465)	(22,257)	(7,311)	(1,170,202)
淨值						
二零零六年年末餘額	27,582	561,009	10,560	13,355	10,398	622,904
二零零七年年末餘額	59,577	887,242	14,504	8,983	10,272	980,578

綜合財務報表附註

(所有金額均以人民幣千元為單位)

13. 物業，廠房及設備，淨值

於十二月三十一日，物業、廠房及設備包括：

集團：

	房屋建築物 人民幣千元	計算機系統及軟件 人民幣千元	汽車 人民幣千元	家具、裝置及其他設備 人民幣千元	在建工程 人民幣千元	固定資產改良支出 人民幣千元	合計 人民幣千元
原值							
二零零六年年初餘額	58,496	1,524,605	34,242	29,850	181	—	1,647,374
購置	2,710	119,662	5,077	9,245	3,464	14,044	154,202
在建工程轉入	—	484	—	—	(484)	—	—
處置	—	(6,114)	(1,664)	(610)	—	—	(8,388)
二零零六年年末餘額	61,206	1,638,637	37,655	38,485	3,161	14,044	1,793,188
購置	49,989	545,872	7,876	5,201	—	5,605	614,543
處置	—	(167,023)	(491)	(542)	(161)	—	(168,217)
二零零七年年末餘額	111,195	2,017,486	45,040	43,144	3,000	19,649	2,239,514
累計折舊							
二零零六年年初餘額	(9,334)	(873,870)	(18,558)	(17,287)	—	—	(919,049)
本年度折舊	(2,892)	(206,368)	(4,427)	(4,410)	—	(2,672)	(220,769)
處置後撥回	—	5,711	1,525	543	—	—	7,779
二零零六年年末餘額	(12,226)	(1,074,527)	(21,460)	(21,154)	—	(2,672)	(1,132,039)
本年度折舊	(3,162)	(212,761)	(4,725)	(8,862)	—	(6,174)	(235,684)
處置後撥回	—	160,474	433	450	—	—	161,357
二零零七年年末餘額	(15,388)	(1,126,814)	(25,752)	(29,566)	—	(8,846)	(1,206,366)
淨值							
二零零六年年末餘額	48,980	564,110	16,195	17,331	3,161	11,372	661,149
二零零七年年末餘額	95,807	890,672	19,288	13,578	3,000	10,803	1,033,148

綜合財務報表附註

(所有金額均以人民幣千元為單位)

10. 稅項*(續)*

增值稅

本集團的設備銷售業務適用增值稅。本公司及本公司的一個附屬公司("天信達")經稅務機關認定為增值稅一般納稅人，本公司的其它附屬公司被認定為增值稅小規模納稅人。增值稅一般納稅人的適用稅率為17%，增值稅小規模納稅人適用的稅率為4%-6%。

增值稅一般納稅人用於銷售之設備所支付的增值稅，可用於抵扣出售時的應付增值稅。

增值稅額為當期銷項稅額抵減可以抵扣的進項稅額後的餘額。

11. 股息及其它分配

在二零零七年六月五日的本公司股東年會及類別股東會議上，通過了以儲備人民幣888,157,500元，按每股面值人民幣1元，共計888,157,500股，以每1現有股份派送1股的方式派送紅股予本公司股東(「派送紅股」)，同時轉增本公司實收資本，普通股股數由888,157,500股增加到1,776,315,000股，該等新股在各方面與原有股份享有同等權益。

在二零零七年六月五日股東年會上通過了派發二零零六年末期股息每股人民幣0.22元(考慮上文派送紅股之影響，調整後每普通股0.11元)，合共人民幣195,394,650元。該股息已計入二零零七年度股東權益並列作留存收益的分配。

董事會建議派發截至二零零七年十二月三十一日止年度現金股息，每股人民幣0.13元，共計人民幣230,920,950元。建議派發的現金股息有待下一次股東大會的批准並將被列示於截至二零零八年十二月三十一日止年度本集團的會計報表中。

12. 每股盈利

由於派送紅股(附註11)的影響，於二零零六年比較期間關乎計算每股盈利的普通股數目已對本次增加之普通股進行了追溯調整。

截至二零零七年十二月三十一日止年度的每股盈利是通過將本公司權益持有人應佔盈利人民幣630,989,000元，除以發行在外的普通股股數1,776,315,000股計算得出(二零零六：將本公司權益持有人應佔盈利人民幣515,587,000元除以發行在外的普通股股數1,776,315,000股)。

截至二零零六年及二零零七年十二月三十一日止年度並無已發行可能具有潛在攤薄效應的普通股。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

10. 稅項 *(續)*

所得稅 *(續)*

於二零零七年度及二零零六年度按法定加權平均稅率而計算出的理論稅額與綜合損益表中的實際稅額之差異調節如下：

	二零零七年 **人民幣千元**	二零零六年 *人民幣千元*
稅前利潤	**718,591**	627,942
法定稅率	**33%**	33%
在有關國家的盈利按適用的當地稅率計算的金額	**237,135**	207,221
無須課稅之收入	**(450)**	(450)
所得稅返還 *(i)*	**(30,180)**	—
不可扣稅之費用	**2,830**	5,444
適用於優惠稅率之影響	**(139,394)**	(113,794)
實際所得稅金額	**69,941**	98,421

(i) 所得稅返還

根據相關部門於二零零七年一月九日聯合發出有關國家規劃布局內二零零六年度重點軟件企業名單的通知，本公司獲確認為國家規劃布局內二零零六年度重點軟件企業之一。根據相關規定，本公司當年享有10%的優惠稅率。本公司已按15%的稅率繳納截至二零零六年十二月三十一日止財政年度的企業所得稅。根據相關規定，按15%的稅率徵收的企業所得稅超過10%優惠稅率的企業所得稅款約人民幣30,180,000元已於二零零七年六月退還本公司，該等退稅已確認在截至二零零七年十二月三十一日止的綜合財務報表中作為扣減當期所得稅費用。

根據相關部門於二零零八年二月二十六日聯合發出有關國家規劃布局內二零零七年度重點軟件企業名單的通知，本公司獲確認為國家規劃布局內二零零七年度重點軟件企業之一。根據相關規定，本公司當年享有10%的優惠稅率。本公司已按15%的稅率繳納截至二零零七年十二月三十一日止財政年度的企業所得稅。根據相關規定，按15%的稅率徵收的企業所得稅與按10%的稅率徵收的企業所得稅的差額將於隨後的財政年度退還本公司，其影響會在二零零八年的財務報表中進行確認。

營業稅

本集團下列服務收入須交納營業稅：

航空信息技術服務及數據網絡服務	3%
培訓、技術支持服務、租金及其他	5%

綜合財務報表附註

(所有金額均以人民幣千元為單位)

10. 稅項

所得稅

	二零零七年 人民幣千元	二零零六年 人民幣千元
當期所得稅		
中國企業所得稅	**77,692**	98,484
海外利得稅	**1,349**	(63)
遞延所得稅	**(9,100)**	—
	69,941	98,421

除香港公司、新加坡公司、日本有限公司和韓國公司之外，本集團之稅項乃按適用於中國企業之稅法及規則徵收。本集團乃按其以法定財務報告之基準，並以就稅項而言毋須課稅之收入及不可抵稅之支出項目作出調整後的利潤計提中國企業所得稅。

根據現行中國所得稅法，本公司須繳付按照中國企業適用的會計原則及財務條例編制的本公司法定賬目所載應課稅收入的33%作為企業所得稅。然而，本公司已於二零零零年十月在中關村海澱科技園區註冊成立為新技術企業，並已得到了海澱區國家稅務局批准。二零零六年起，本公司按15%的稅率繳納所得稅。

本公司的附屬公司享有介於15%至33%不同程度的優惠稅率。這些附屬公司或位於經濟特區，適用稅率為15%；或被認定為高新技術企業，適用稅率為15%。此外，該等附屬公司於開業起數年內有權享有若干稅項減免。

二零零七年三月十六日全國人民代表大會通過了《中華人民共和國企業所得稅法》(「新所得稅法」)，並將於二零零八年一月一日起實施。根據新所得稅法，自二零零八年起法定企業所得稅稅率由33%降低至25%。上文所述本公司與附屬公司現享受的優惠稅率及稅項減免將於二零零八年依據「新所得稅法」由各地區稅務機關重新評定。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

8. 退休福利

所有本集團的全職員工均可享受政府制訂的退休計劃。根據該計劃，退休員工每年可領取相當於他們退休時基本工資的退休金。這些退休金由中國政府負責支付。本集團於截至二零零七年十二月三十一日止年度，按員工基本工資的20%(二零零六：20%)向國家資助的退休計劃供款。本集團截至二零零七年十二月三十一日止年度所支付的退休供款約為人民幣21,173,000元(二零零六：人民幣17,921,000元)。該金額記錄在人工成本中。

此外，於二零零七年一月一日起，本公司建立了補充界定供款年金計劃，此計劃由保險公司負責管理。截至二零零七年十二月三十一日，本集團為這一計劃所提供的初次執行該供款計劃的一次性繳費及年度供款分別約為人民幣14,000,000元和人民幣5,790,000元。該金額記錄在人工成本中。

根據上述計劃，本集團除提取退休金供款外，並無其它任何支付退休福利義務。

9. 住房公積金

所有本集團的全職員工有權參加一個國家資助的住房公積金計劃。員工可用公積金購買房屋或於退休時一次性支取。本集團每年按職工基本工資的固定百分比向政府資助的住房公積金供款。截至二零零七年十二月三十一日止年度，本集團對住房公積金支付的供款約為人民幣12,439,000元(二零零六：人民幣12,591,000元)。該金額記錄在人工成本中。

二零零七年雇員平均人數為2,629人(二零零六：2,388人)。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

7. 董事、監事及高級管理層薪酬(續)

(1) 董事及監事薪酬(續)

* 這些董事及監事為本公司之股東或其附屬公司之雇員，並由本公司之股東或其附屬公司支付酬金。由於董事認為難以將有關金額就他們對本集團提供的服務以及對本公司控股公司或附屬公司提供的服務進行分配，故此並無作出分攤。

(i) 於二零零七年六月五日離任

(ii) 於二零零七年六月五日獲委任

(iii) 於二零零七年一月九日離任

(iv) 於二零零七年一月九日獲委任

截至二零零七年十二月三十一日止年度，概無任何董事放棄或同意放棄任何酬金(二零零六：零)，而本公司也無向任何董事、監事或高級管理人員支付任何酬金，作為加入本公司的獎勵或離開公司的損失補償(二零零六：零)。

(2) 五位最高薪酬人士

本年度本集團最高薪酬的五位人士包括三位(二零零六：三位)董事，他們的薪酬在上文呈報的分析中反映。本年度支付予其餘兩位(二零零六：兩位)人士的薪酬如下：

	二零零七年 **人民幣千元**	二零零六年 人民幣千元
基本工資及津貼	**281**	277
酌情獎金	**629**	666
退休金	**42**	38
	952	981

截至二零零七年十二月三十一日止年度，每個董事(包括五位最高薪員工)的年度酬金均介於人民幣零元至一百萬元(二零零六：人民幣零元至一百萬元)。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

7. 董事、監事及高級管理層薪酬 *(續)*

(1) 董事及監事薪酬 *(續)*

下表列示了在二零零六年向本公司每位董事及監事支付的酬金(含稅)：

	截至二零零六年十二月三十一日止年度					
董事及監事姓名	董事袍金 人民幣千元	董事花紅 人民幣千元	員工薪金及福利津貼(含雇主供款) 人民幣千元	員工酌情獎金 人民幣千元	員工退休計劃的雇主供款 人民幣千元	合計 人民幣千元
董事長						
朱　永*	—	—	—	—	—	—
執行董事						
朱曉星	—	—	190	307	19	516
丁衛平	—	—	105	391	19	515
宋金箱	—	—	105	391	19	515
非執行董事						
王全華*	—	—	—	—	—	—
曹建雄* *(i)*	—	—	—	—	—	—
宮國魁*	—	—	—	—	—	—
榮　剛*	—	—	—	—	—	—
楊亞鐵* *(iii)*	—	—	—	—	—	—
李曉光* *(iii)*	—	—	—	—	—	—
司玉佩* *(iii)*	—	—	—	—	—	—
宋　箭*	—	—	—	—	—	—
獨立非執行董事						
易永發	90	—	—	—	—	90
周國華 *(i)*	90	—	—	—	—	90
烏家培 *(iii)*	90	—	—	—	—	90
監事						
李曉軍*	—	—	—	—	—	—
杜紅鷹*	—	—	—	—	—	—
張亞坤*	—	—	—	—	—	—
王永強* *(iii)*	—	—	—	—	—	—
陳立宏* *(iii)*	—	—	—	—	—	—
譚曉煦(職工代表監事) *(iii)*	—	—	99	343	19	461
張　欣(職工代表監事)	—	—	72	165	19	256
饒戈平(獨立監事)	—	—	—	—	—	—

綜合財務報表附註

(所有金額均以人民幣千元為單位)

7. 董事、監事及高級管理層薪酬

(1) 董事及監事薪酬

下表列示了在二零零七年向本公司每位董事及監事支付的酬金(含稅)：

截至二零零七年十二月三十一日止年度						
董事及監事姓名	董事袍金 人民幣千元	董事花紅 人民幣千元	員工薪金及福利津貼(含雇主供款) 人民幣千元	員工酌情獎金 人民幣千元	員工退休計劃的雇主供款 人民幣千元	合計 人民幣千元
董事長						
朱　永*	—	—	—	—	—	—
執行董事						
朱曉星	—	—	210	277	21	508
丁衛平	—	—	96	385	21	502
宋金箱	—	—	96	385	21	502
非執行董事						
王全華*	—	—	—	—	—	—
曹建雄*(i)	—	—	—	—	—	—
羅朝庚*(ii)	—	—	—	—	—	—
宮國魁*	—	—	—	—	—	—
榮　剛*	—	—	—	—	—	—
孫湧濤*(iv)	—	—	—	—	—	—
劉德俊*(iv)	—	—	—	—	—	—
夏　毅*(iv)	—	—	—	—	—	—
宋　箭*	—	—	—	—	—	—
獨立非執行董事						
易永發	120	—	—	—	—	120
周國華(i)	50	—	—	—	—	50
蔡敬金(ii)	70	—	—	—	—	70
袁耀輝(iv)	120	—	—	—	—	120
監事						
李曉軍*	—	—	—	—	—	—
杜紅鷹*	—	—	—	—	—	—
敬公斌*(iv)	—	—	—	—	—	—
張亞坤*	—	—	—	—	—	—
喻龑冰*(iv)	—	—	—	—	—	—
高京屏(職工代表監事)(iv)	—	—	188	244	21	453
王小敏(職工代表監事)(iv)	—	—	88	333	21	442
張　欣(職工代表監事)	—	—	72	182	21	275
饒戈平(獨立監事)	50	—	—	—	—	50

綜合財務報表附註

(所有金額均以人民幣千元為單位)

5. 收入

收入基本包括本集團因就提供其航空信息技術服務及相關數據網絡服務等業務而收取的費用。此等收費大部分來自公司股東。

6. 除税前利潤

除税前利潤已扣除及計入下列各項：

	二零零七年 ***人民幣千元***	二零零六年 *人民幣千元*
已扣除：		
折舊	**229,510**	218,097
無形資產攤銷	**7,427**	8,409
經營性租入固定資產改良攤銷	**6,174**	2,672
出售物業、廠房及設備的虧損	**6,039**	83
計提應收賬款減值撥備	**1,747**	10,608
計提存貨減值準備	**—**	106
存貨銷售成本	**53,093**	25,229
定額退休金計劃的供款	**40,963**	17,921
核數師酬金	**2,616**	2,520
匯兑損失	**20,816**	15,218
住房公積金供款	**12,439**	12,591
研究與開發費用	**264,024**	234,050
已計入：		
利息收入	**(69,512)**	(67,624)

綜合財務報表附註

(所有金額均以人民幣千元為單位)

4. 關鍵會計估算及判斷(續)

(c) 資產減值損失

在各資產負債表日，本集團同時參考內部與外部數據以評估資產是否出現了減值。若存在該等跡象，則須估計相關資產的可回收金額以及確認減值損失，將資產的賬面金額減至可回收金額。如果先前對資產可回收金額的估計有重大變化，則會對未來的減值計提有所影響。

(d) 公允價值

本集團會估算其金融資產及負債包括應收賬款、預付款、其它流動資產、應付賬款、預提費用及其它負債的公允價值，採用與本集團融資所使用的相似的金融工具的估計市場利率對未來合同規定的現金流進行折現。如果估計的市場利率有變化，未來的價值也會變化。

(e) 所得稅

本集團在中國及其它司法權區繳納所得稅。在釐定所得稅撥備時，需要作出重大判斷。在一般業務過程中，部分交易和計算所涉及的最終稅務釐定都是不確定的。本集團根據對是否需要繳付額外稅款的估計，就預期稅務審計項目確認負債。如此等事件的最終稅務後果與最初記錄的金額不同，此等差額將影響作出此等釐定期間的所得稅和遞延稅撥備。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

4. 關鍵會計估算及判斷

在編制國際財務報告準則下的財務報表時，本集團需對未來不確定事項作出估計和假設。估計和判斷會被持續評估，並根據過往經驗和其它因素進行評價，包括在有關情況下相信為合理的對未來事件的預測。在不同的假設和情況下，實際結果可能會與估計有所差異。

如下所述的估計和假設可能會在下一個財政年度內對資產和負債的賬面價值有重大調整的風險：

(a) 銷售折扣

航空信息服務收入和數據網絡收入以抵減折扣後價值入賬。銷售折扣的數額根據與客戶的商議而釐定。在若干情況下，若未能達成最終協議，管理層會參考商議的進度並考慮過往經驗與行業表現，對有關折扣作出估計。

(b) 固定資產折舊

本集團對固定資產採用直線法按其估計可用年期進行折舊，採取足夠的折舊率，以沖銷其成本的數額減去累計減值損失以及估計剩餘價值後的重估金額。本集團定期審閱固定資產的可使用年期，以確保折舊方法和折舊率符合相關固定資產產生經濟效益的模式。本集團對於固定資產的可使用年期的估計(詳見附註3(c))乃基於本集團使用同類資產的歷史經驗，並考慮預期的技術變化。如果先前的估計有重大變化，則對未來的折舊費用進行調整。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

3. 主要會計政策 *(續)*

(p) 收入確認 *(續)*

- 當項目完成程度可以可靠的估計時，與設備安裝項目相關的收入根據項目的完成程度加以確認。項目的完成程度根據已發生的成本佔項目估計總成本的比例加以確定。當提供勞務的交易結果不能可靠估計時，收入的確認只限於已經確認可獲補償成本的金額。當履行合同很可能產生損失時，將估計的全部最終損失確認為成本；

- 利息收入依據銀行存款本金及適用利率，以時間比例為基準確認；及

- 股息收入於收取股息的權利確定時確認。

(q) 股息分派

向本公司股東分派的股息在股息獲本公司股東批准的期間內於本集團的財務報表內列為負債。

(r) 股本

普通股被列為權益。強制性可贖回優先股列為負債。

直接歸屬於發行新股或認股權的新增成本在權益中列為所得款的減少(扣除稅項)。

如任何集團公司購入本公司的權益股本(庫存股份)，所支付的代價，包括任何直接所佔的新增成本(扣除所得稅)，自本公司權益持有人應佔的權益中扣除，直至股份被注銷或重新發行為止。如股份其後被重新發行，任何已收取的代價，扣除任何直接所佔的新增交易成本及相關的所得稅影響，包括在本公司權益持有人的應佔權益內。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

3. 主要會計政策 *(續)*

(o) 準備

僅在本集團因過往事件而導致現有債務責任(法定或推定)及包括經濟利益的資源流出可能(即有較大的可能性)將需要用以清償該債務責任，以及債務責任的金額可被可靠估計的情況下，準備方被確認。不就未來營運虧損確認準備。

如有多項類似責任，其需要在償付中流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別所包含的任何一個項目相關的資源流出的可能性極低，仍須確認準備。

準備採用預估的當期市場利率按照預期需償付有關責任的現值計量，該利率反應當時市場對金錢時間值和有關責任固有風險的評估。隨著時間過去而增加的準備確認為利息開支。

(p) 收入確認

收入包括集團日常經營過程中所提供服務的公允價值，在扣除增值稅、銷售折扣和集團內部銷售後列示。

當收益的數額能夠可靠計量、未來經濟利益很有可能流入有關實體，而本集團每項活動均符合具體條件時(如下文所述)，本集團便會將收益確認。除非與銷售有關的所有或然事項均已解決，否則收益的數額不被視為能夠可靠計量。本集團會根據其往績並考慮客戶類別、交易種類和每項安排的特點作出估計。

- 航空信息技術服務之收入於提供服務時予以確認；
- 數據網絡服務之收入於提供服務時確認；
- 設備銷售收入於重大風險及貨物所有權轉於買方時予以確認；

綜合財務報表附註

(所有金額均以人民幣千元為單位)

3. 主要會計政策 *(續)*

(n) 員工福利

(i) 退休金責任

本集團的全職員工享有政府資助的退休金計劃，據此，雇員根據若干計算方式享有每月支付的退休金。有關政府機構須負責向該等已退休員工支付退休金。本集團每月向該等退休金計劃供款。

自二零零七年一月一日起，本公司開始施行一項補充退休金計劃，該計劃主要為通過保險公司對退休金進行管理。

對於界定供款計劃，本集團以強制性、合約性或自願性方式向公開或私人管理的退休保險計劃供款。本集團作出供款後，即無進一步付款責任。供款在應付時確認為雇員福利開支。

(ii) 其它員工福利

本集團的中方在職職工參加由政府機構設立及管理的職工社會保障體系，包括醫療保險、住房公積金及其它社會保障制度。除此以外，本集團並無其它重大職工福利承諾。

根據有關規定，本集團按工資總額的一定比例且在不超過規定上限的基礎上提取福利費及公積金，並向勞動和社會保障機構繳納，相應的支出計入當期成本或費用。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

3. 主要會計政策(續)

(k) 現金及現金等價物

現金及現金等價物以原值列示於資產負債表內。現金指手頭持有之現金及存放於銀行或其它金融機構並可按要求取回之存款。現金等價物指短期且流動性高的投資，原本限期不超過三個月可隨時轉換為可知金額的現金，無重大價值變動風險者。

(l) 應付帳款

應付賬款以公允價值確認，其後利用實際利息法按攤銷成本計量。

(m) 稅項

(i) 當期所得稅

當期所得稅支出根據本公司附屬公司及聯營公司營運及產生應課稅收入的國家於結算日已頒布或實質頒布的稅務法例計算。管理層就適用稅務法例詮釋所規限的情況定期評估報稅表的狀況，並在適用情況下根據預期須向稅務機關支付的稅款設定撥備。

(ii) 遞延所得稅

遞延所得稅利用負債法就資產和負債的稅基與資產和負債在綜合財務報表的賬面值之差額產生的暫時差異全數撥備。然而，若遞延所得稅來自在交易(不包括企業合併)中對資產或負債的初步確認，而在交易時不影響會計損益或應課稅盈虧，則不作記賬。遞延稅項採用在結算日前已頒布或實質頒布，並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率(及法例)而釐定。當預計將來可能有足夠的應課稅利潤供暫時性差異轉回使用時，遞延稅項資產才被確認。遞延稅項乃就附屬公司及聯營公司產生之應課稅短暫差異而確認，惟集團可以控制短暫差異之撥回，並有可能在可預見將來不會撥回則除外。

(iii) 其它稅項

其它稅項負債根據中國政府當局頒布之規定而作出準備。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

3. 主要會計政策 *(續)*

(g) 財務資產 *(續)*

本集團在每個結算日評估是否有客觀證據證明某項財務資產或某組財務資產已經減值。對於分類為可供出售的股權證券，證券公平值若大幅度或長期跌至低於其成本值，會被視為證券已經顯示減值。若可供出售財務資產存在此等證據，累計虧損－按收購成本與當時公平值的差額，減該財務資產之前在損益表確認的任何減值虧損計算－自權益中剔除並在損益表記賬。在損益表確認的股權工具減值虧損不會透過損益表撥回。應收賬款的減值測試在附註3(j)中說明。

(h) 經營租賃(作為承租人)

與資產擁有權有關之大部分收益及風險由出租人享有或承擔的租賃均視為經營租賃。經營租賃的租金支出(扣除自出租人收取之任何獎勵金後)在租賃期間內以直線法列作費用。

(i) 存貨

存貨主要包括銷售設備、零件及耗材，以成本和可變現淨值孰低法入賬。成本以先進先出法計算，包括所有的採購成本及將存貨運送至現時地點和狀態所發生的其它成本。可變現淨值按預計正常銷售價格減預計的完工成本和必要銷售成本來確定。

(j) 應收賬款

應收賬款以公允價值確認，其後利用實際利息法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款的原有條款收回所有款項時，即就業務及其它應收款設定減值撥備。債務人之重大財務困難、債務人可能破產或進行財務重組，以及拖欠或逾期付款，均被視為是應收賬款已減值的跡象。撥備金額為資產賬面值與按實際利率貼現的估計未來現金流量的現值兩者的差額。資產的賬面值透過使用備付賬戶削減，而有關的虧損數額則在損益表內的營業成本中確認。如一項應收賬款無法收回，其會與業務應收款內的備付賬戶撤銷。之前已撤銷的款項如其後已收回，將撥回損益表中的營業成本內。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

3. 主要會計政策*(續)*

(g) 財務資產*(續)*

定期購入及出售的財務資產在交易日確認－交易日指本集團承諾購入或出售該資產之日。對於並非按公平值透過損益記賬的所有財務資產，其投資初步按公平值加交易成本確認。按公平值透過損益記賬的財務資產，初步按公平值確認，而交易成本則在損益表支銷。當從投資收取現金流量的權利已經到期或已經轉讓，而本集團已將擁有權的所有風險和回報實際轉讓時，財務資產即終止確認。可供出售財務資產及按公平值透過損益記賬的財務資產其後則按公平值列賬。

來自「按公平值透過損益記賬的財務資產」類別的公平值變動所產生的盈虧，列入產生期間的損益表內。來自按公平值透過損益記賬的財務資產的股息，當本集團收取有關款項的權利確定時，在損益表內確認。

以外幣為單位並分類為可供出售的貨幣性證券的公平值變動，按照證券的攤銷成本變動與該證券賬面值的其它變動所產生的匯兑差額進行分析。貨幣性證券的匯兑差額在損益表確認；非貨幣性證券的匯兑差額在權益中確認。分類為可供出售的貨幣性及非貨幣性證券的公平值變動在權益中確認。

當分類為可供出售的證券售出或減值時，在權益中確認的累計公平值調整列入損益表內作為投資證券的盈虧。

可供出售證券利用實際利息法計算的利息在損益表內確認為部份其它收入。至於可供出售權益工具的股息，當本集團收取有關款項的權利確定時，在損益表內確認為部份其它收入。

有報價之投資的公平值根據當時的買盤價計算。若某項財務資產的市場並不活躍(及就非上市證券而言)，本集團利用重估技術設定公平值。這些技術包括利用近期公平原則交易、參考大致相同的其它工具、貼現現金流量分析法和期權定價模式，充份利用市場數據而儘量少依賴實體特有的數據。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

3. 主要會計政策*(續)*

(g) 財務資產

本集團將其財務資產分類為以下類別：按公平值透過損益記賬持至到期日財務資產、貸款及應收款，以及可供出售。分類視乎購入財務資產之目的。管理層在初始確認時釐定財務資產的分類。

(i) 按公平值透過損益記賬的財務資產

按公平值透過損益記賬的財務資產指持有作買賣用途的財務資產。財務資產若在購入時主要用作在短期內出售，則分類為此類別。在此類別的資產分類為流動資產。

(ii) 持至到期日財務資產

持至到期日財務資產為有固定或可釐定付款以及固定到期日的非衍生財務資產，而本集團管理層有明確意向及能力持有至到期日。如本集團將出售持至到期日財務資產非微不足道的數額，整個類別將被重新分類為可供出售。除了到期日由結算日起計不足12個月的持至到期日財務資產分類為流動資產外，此等資產列入非流動資產內。持至到期日財務資產利用實際利息法按攤銷成本列賬。

(iii) 貸款及應收款

貸款及應收款為有固定或可釐定付款且沒有在活躍市場上報價的非衍生財務資產。此等項目包括在流動資產內，但若到期日由結算日起計超過12個月者，則分類為非流動資產。貸款及應收款利用實際利息法按攤銷成本列賬。

(iv) 可供出售財務資產

可供出售財務資產為被指定作此類別或並無分類為任何其它類別之非衍生工具。除非管理層有意在結算日後12個月內出售該項投資，否則此等資產列在非流動資產內。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

3. 主要會計政策(續)

(e) 研究及開發成本

研究及開發支出於產生期間內作為費用列支，惟嚴格遵守以下條件之軟件開發成本除外：

- 完成該無形資產是技術性可行的，以致其可供使用或出售；
- 管理層有意完成該無形資產並使用或出售；
- 有能力使用或出售該無形資產；
- 能夠證明無形資產如何將產生可能的未來經濟利益；
- 有足夠的技術性、財務和其它資源以完成開發並使用或出售該無形資產；及
- 無形資產在開發期內應佔的支出能夠可靠地計量。

被資本化之開發成本按其預計可使用年限以直線法攤銷，攤銷期一般不超過五年。截至二零零七年十二月三十一日止年度，由於並未符合上述所有條件，故並無開發成本被資本化(二零零六：零)。

(f) 附屬公司、聯營公司及非財務資產投資的減值

沒有確定使用年期或尚未可供使用之資產無需攤銷，但最少每年就減值進行測試，及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。須作攤銷之資產，當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之間較高者為准。於評估減值時，資產按可分開識辨現金流量(現金產生單位)的最低層次組合。除商譽外，已蒙受減值的資產在每個報告日期均就減值是否可以撥回進行檢討。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

3. 主要會計政策 *(續)*

(c) 物業、廠房及設備 *(續)*

物業、廠房和設備的折舊按其估計可使用年限並扣除估計殘值後以直線法計提。物業、廠房和設備估計可使用年限如下：

房屋建築物	20年
計算機系統及軟件	3-11年
汽車	6年
傢具、裝置及其它設備	5-9年
經營性租入固定資產改良	在租賃期內

資產的殘值及可使用年限在每個資產負債表日進行審查，並在適當時調整。

若資產的賬面值高於其估計可收回價值，其賬面值實時撇減至可收回金額(附註3(f))。

出售盈虧按所得款與賬面值的差額釐定，並在損益表內確認。

在建工程按成本值入賬。成本值包括建築工程成本和採購成本，及用作該等資產的借款於興建、安裝及測試期間所產生的借貸成本。當在建工程沒有完工或可投入使用前，並不計提折舊。

(d) 無形資產

無形資產主要包括所購買計算機軟件。

購入的計算機軟件按購入及使該特定軟件達到可使用時所產生的成本作資本化處理。此等成本按3年以直線法攤銷。

與開發或維護計算機軟件程序有關的成本在產生時確認為費用。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

3. 主要會計政策 *(續)*

(b) 外幣 *(續)*

(iii) 集團公司

功能貨幣與列賬貨幣不同的所有集團實體(當中沒有嚴重通脹貨幣)的業績和財務狀況按如下方法換算為列賬貨幣：

- 每份呈報的資產負債表內的資產和負債按該資產負債表日期的收市匯率換算；

- 每份損益表內的收入和費用按平均匯率換算(除非此匯率並不代表交易日期匯率的累計影響的合理約數；在此情況下，收支項目按交易日期的匯率換算)；及

- 所有由此產生的匯兌差額確認為權益的獨立組成項目。

在綜合賬目時，換算海外業務的淨投資，以及換算借貸及其它指定作為該等投資對沖的貨幣工具所產生的匯兌差額列入股東權益。當售出或清理部份海外業務時，該等匯兌差額在損益表確認為出售盈虧的一部份。

(c) 物業、廠房及設備

物業、廠房及設備，乃按歷史成本減累計折舊及累計減值虧損後入賬。資產的歷史成本包括其購買價格及將其運送至運作地點並達使用狀態而應佔的任何直接費用。在物業、廠房及設備投入使用後發生的費用，例如維修保養和檢修費用，一般於產生該等支出的年度作為費用處理。若有關支出能明確顯示其能增加預計從運用該資產而產生的經濟效益，且該支出的成本能可靠計量時，該支出將被資本化。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

3. 主要會計政策 *(續)*

(b) 外幣

(i) 功能和列賬貨幣

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。綜合財務報表以人民幣呈報,人民幣為本公司的功能及列賬貨幣。

(ii) 交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外,結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在損益表確認。但作為合資格現金流量對沖或投資淨額對沖而撥入股本遞延處理之匯兑損益則不在此限。

以外幣為單位被分類為可供出售的貨幣性證券的公平值變動,按照證券的攤銷成本變動與該證券賬面值的其它變動所產生的匯兑差額進行分析。與攤銷成本變動有關的匯兑差額確認為盈利或虧損,賬面值的其它變動則於權益中確認。

非貨幣性財務資產及負債的換算差額呈報為公平值盈虧的一部份。非貨幣性財務資產及負債(例如按公平值持有透過損益記賬的權益工具)的換算差額在損益表中呈報為公平值盈虧的一部份。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

3. 主要會計政策 *(續)*

(a) 綜合基準 *(續)*

(ii) 交易及少數股東權益

本集團採納了一項政策，將其與少數股東進行之交易視為與本集團以外的人士進行的交易。向少數股東進行的出售而導致本集團的盈虧於綜合損益表記賬。向少數股東進行購置而導致的商譽，相當於所支付的任何代價與相關應佔所收購附屬公司淨資產之賬面值的差額。

(iii) 聯營公司

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%-50%投票權的股權。於集團綜合財務報表內，於聯營公司投資以權益會計法入賬，初始以成本確認。本集團於聯營公司之投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。

如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其它無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

本集團與其聯營公司之間交易的未實現收益，按集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

聯營公司的攤薄盈虧於綜合損益表確認。

於本公司之資產負債表內，於聯營公司投資乃按成本扣除累計減值(見附註3(f))入賬。本公司按已收及應收股息將聯營公司之業績入賬。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

3. 主要會計政策 *(續)*

(a) 綜合基準 *(續)*

(i) *附屬公司*

附屬公司指本集團有權管控其財政及營運政策而控制所有實體(包括特殊目的實體)，一般附帶超過半數投票權的股權。在評定本集團是否控制另一實體時，目前可行使或可兌換的潛在投票權的存在及影響均予考慮。附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

會計收購法乃用作本集團收購附屬公司的入賬方法。本年度所收購或處置的公司自購買日開始包括於或自處置日開始不再包括於合併會計報表中。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以彼等於收購日期的公平值計量，而不論任何少數股東權益的數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公平值，該差額直接在損益表確認。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

於本公司之資產負債表內，於附屬公司投資乃按成本扣除累計減值(見附註3(f))入賬。本公司按已收及應收股息將附屬公司之業績入賬。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

2. 編制基準 *(續)*

(d) 仍未生效且與本集團二零零七年營運無關的準則、修訂及對現有準則的詮釋

- 國際會計準則23(修訂)「借貸成本」(由二零零九年一月一日起生效);
- 國際會計準則32(修訂)及國際會計準則1(修訂)「不可贖回金融工具」(由二零零九年一月一日起生效);
- 國際財務報告詮釋委員會－詮釋12「服務特許權的安排」(由二零零八年一月一日起生效);
- 國際財務報告詮釋委員會－詮釋11「國際財務報告準則2－集團及庫存股份交易」(由二零零七年三月一日起生效，但是對於截至二零零七年十二月三十一日止年度的國際財務準則仍未生效);
- 國際財務報告詮釋委員會－詮釋13「客戶忠誠度計劃」(由二零零八年七月一日起生效);
- 國際財務報告準則3(修訂)「企業合併」(由二零零九年七月一日起首個年度財務報告生效);及
- 國際財務報告詮釋委員會－詮釋14「國際會計準則19－界定福利資產限額、最低資金要求及兩者相互關係」(由二零零八年一月一日起生效)。

3. 主要會計政策

本公司及其附屬公司在編制會計報表時所採納的主要會計政策如下。除另有説明外，此等政策在所呈報的所有年度內應用。

(a) 綜合基準

本集團綜合財務報表包括本公司及其所有附屬公司截至十二月三十一日止的財務報表。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

2. 編制基準 *(續)*

(c) 仍未生效而本集團亦無提早採納的準則、修訂及對現有準則的詮釋

以下為已公佈的準則、修訂及對現有準則的詮釋，而本集團必須在二零零八年一月一日或之後開始的會計期間或較後期間採納，但本集團並無提早採納：

- 國際財務報告準則8「營運分部」(由二零零九年一月一日起生效)。國際財務報告準則8取代了國際會計準則14，並將分部報告與美國準則SFAS 131「有關企業分部和相關資料的披露」的規定統一起來。此項新準則要求採用「管理方法」，即分部數據須按照與內部報告所採用的相同基準呈報。本集團將會由二零零九年一月一日起應用國際財務報告準則8；

- 國際會計準則1 (修訂)「財務報表的呈報」(由二零零九年一月一日起生效)。國際會計準則1 (修訂) 規定所有權益擁有人的變動必須在權益變動表中呈列。所有全面收入必須在全面收入報表中，或分開在收益表和全面收入報表中呈列。此項修訂規定如有追溯調整或重新分類的調整，應將最早的可比較期間開始時的財務狀況報表在整份財務報表中呈列。但此項修訂沒有改變其它國際財務報告準則對特定交易和其它事項的確認、計量或披露規定。本集團將會由二零零九年一月一日起應用國際會計準則 1 (修訂)；及

- 國際會計準則27 (修訂)「綜合及獨立財務報表」(由二零零九年七月一日或之後開始的年度期間起生效)。此項修訂規定非控制性權益(即少數股東權益) 必須在綜合財務狀況報表內的權益中呈列，並與母公司的擁有人權益分開列報。全面收入總額必須歸屬於母公司擁有人和非控制性權益，即使這導致非控制性權益出現虧損結餘。母公司在附屬公司不導致失去控制權的權益變動，在權益中記賬。當失去對附屬公司的控制權時，將該前附屬公司的資產、負債和相關權益部份剔除確認。任何虧損在收益表中確認。在該前附屬公司所保留的任何投資按控制權失去當日的公平值記賬。本集團將會由二零一零年一月一日起應用國際會計準則 27 (修訂)。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

2. 編制基準

本集團的綜合財務報表是遵照國際財務報告準則編制，並基於歷史成本法編制，並就按公平值透過損益記賬的財務資產和財務負債的重估而作出修訂。

編制符合國際財務報告準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本公司會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇，或涉及對綜合財務報表屬重大假設和估算的範疇，在附註4中披露。

(a) 在二零零七年已生效的準則、修訂及詮釋

以下準則、修訂和詮釋必須在二零零七年一月一日或之後開始的會計期間採納：

- 國際財務報告準則7「金融工具：披露」及國際會計準則1「財務報表的呈報－資本披露」的補充修訂引入了有關金融工具的新披露規定，對本集團金融工具的分類和估值，或稅項和業務及其它應付款相關的披露並無任何影響；及

- 國際財務報告詮釋委員會－詮釋10「中期財務報告和減值」禁止在中期期間確認按成本值列賬的商譽、權益工具的投資和財務資產投資的減值虧損，在之後的結算日撥回。此項準則並無對本集團的財務報表有任何影響。

(b) 在二零零七年生效但與本集團二零零七年營運無關的準則、修訂及詮釋

以下準則、修訂及對已公佈準則的詮釋必須在二零零七年一月一日或之後開始的會計期間採納，但與本集團二零零七年的營運無關：

- 國際財務報告詮釋委員會－詮釋7「應用國際會計準則29嚴重通脹經濟中的財務報告下的重列法」；

- 國際財務報告詮釋委員會－詮釋8「國際財務報告準則2的範圍」；及

- 國際財務報告詮釋委員會－詮釋9「重新評估勘入式衍生工具」。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

1. 組織結構及主要經營活動(續)

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本	主要業務
		直接	間接	人民幣	
聯營公司(續)					
大連航信空港網絡有限公司(「大連空港」)	2005年1月28日	50%	—	6,000,000	計算機信息系統集成,軟件的開發及技術諮詢服務
河北航信空港網絡有限公司(「河北空港」)	2007年4月5日	50%	—	3,000,000	計算機信息系統集成,軟件的開發及技術諮詢服務
廣州空港航翼信息科技有限公司(「廣州空港」)	2007年12月24日	20%	—	20,000,000	計算機信息系統集成,軟件的開發及技術諮詢服務

本年,本公司與河北機場管理集團共同投資成立了河北航信空港網絡有限公司(「河北空港」),以提供計算機信息系統集成、軟件的開發及技術諮詢服務。本公司投資人民幣1,500,000元,取得河北空港50%的股權。

此外,本公司、廣東省機場管理集團和中國南方航空股份有限公司共同投資成立了廣州空港航翼信息科技有限公司(「廣州空港」),以提供計算機信息系統集成、軟件的開發及技術諮詢服務。本公司投資人民幣4,000,000元,取得廣州空港20%的股權。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

1. 組織結構及主要經營活動 *(續)*

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本	主要業務
		直接	間接	*人民幣*	
聯營公司					
上海民航華東凱亞系統集成有限公司(「華東凱亞」)	1999年5月21日	41%	—	10,000,000	計算機軟、硬件開發和數據網絡服務
瀋陽民航東北凱亞有限公司(「東北凱亞」)	1999年11月2日	46%	—	2,000,000	計算機軟、硬件開發和數據網絡服務
成都民航西南凱亞有限責任公司(「西南凱亞」)	1999年11月28日	44%	—	2,000,000	計算機軟、硬件開發和數據網絡服務
雲南航信空港網絡有限公司(「雲南空港」)	2003年4月1日	40%	—	6,000,000	計算機信息系統集成,軟件的開發及技術諮詢服務
黑龍江航信空港網絡有限公司(「黑龍江空港」)	2003年4月30日	50%	—	6,000,000	計算機信息系統集成,軟件的開發及技術諮詢服務
上海東美在線旅行社有限公司(「上海東美」)	2003年9月28日	50%	—	24,800,000	電子商務,計算機及配件的銷售,計算機、網絡、電子、信息專業及經濟信息諮詢

綜合財務報表附註

(所有金額均以人民幣千元為單位)

1. 組織結構及主要經營活動 *(續)*

公司名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本 人民幣	主要業務
附屬公司(續)					
青島民航凱亞系統集成有限公司(「青島凱亞」)	2002年1月11日	51%	—	2,000,000	計算機軟、硬件開發及數據網絡服務
西安民航凱亞科技有限公司(「西安凱亞」)	2002年7月9日	51%	—	5,000,000	計算機軟、硬件開發及數據網絡服務
新疆民航凱亞信息網絡有限責任公司(「新疆凱亞」)	2002年8月16日	51%	—	5,000,000	計算機軟、硬件開發及數據網絡服務
中國民航信息網絡股份(新加坡)有限公司(「新加坡公司」)	2005年10月21日	100%	—	481,568	硬件諮詢、系統諮詢服務
中國民航信息網絡股份(韓國)有限公司(「韓國公司」)	2005年12月28日	100%	—	403,677	計算機軟、硬件開發及數據網絡服務
中國民航信息網絡股份(日本)有限公司(「日本公司」)	2005年12月16日	100%	—	670,121	軟件開發供應、計算機設備維護服務

本公司及其附屬公司以下統稱「本集團」。

綜合財務報表附註

(所有金額均以人民幣千元為單位)

1. 組織結構及主要經營活動 *(續)*

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本	主要業務
		直接	間接	*人民幣*	
附屬公司(續)					
重慶民航凱亞信息技術有限公司(「重慶凱亞」)	1998年12月1日	51%	—	9,800,000	提供電子旅游分銷、機場旅客處理及貨運管理服務;以及有關信息系統之銷售及安裝
雲南民航凱亞信息有限公司(「雲南凱亞」)	2000年6月15日	51%	—	2,000,000	計算機軟、硬件開發及數據網絡服務
天信達信息技術有限公司(「天信達」)	2000年9月20日	51%	—	23,149,285	提供貨運管理服務和相關軟件和技術開發;提供技術支持,培訓和資訊服務
中國民航信息網絡股份(香港)有限公司(「香港公司」)	2000年12月13日	100%	—	3,182,873	商業服務
廈門民航凱亞有限公司(「廈門凱亞」)	2001年9月14日	51%	—	4,000,000	計算機軟、硬件開發及數據網絡服務

綜合財務報表附註

(所有金額均以人民幣千元為單位)

1. 組織結構及主要經營活動

中國民航信息網絡股份有限公司(以下簡稱「本公司」)於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，在中國提供航空信息技術服務及相關服務。

本公司於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。註冊地址為中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層，郵編100190。

截至二零零七年十二月三十一日止，本公司於下列附屬公司及聯營公司擁有直接或間接權益。除中國民航信息網絡股份(香港)有限公司、中國民航信息網絡股份(新加坡)有限公司、中國民航信息網絡股份(韓國)有限公司和中國民航信息網絡股份(日本)有限公司是分別於香港、新加坡、韓國、日本註冊成立和運營的有限公司之外，其它附屬公司及聯營公司均屬於在中國大陸註冊成立及經營之有限公司。

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本	主要業務
		直接	間接	人民幣	
附屬公司					
海南民航凱亞有限公司(「海南凱亞」)	1994年3月2日	64.78%	—	6,615,000	提供電子旅游分銷及貨運管理服務；以及有關信息系統之銷售及安裝
深圳民航凱亞有限公司(「深圳凱亞」)	1995年4月14日	61.47%	—	11,000,000	提供電子旅游分銷及貨運管理服務；以及有關信息系統之銷售及安裝
湖北民航凱亞有限公司(「湖北凱亞」)	1997年7月25日	50%	12.5%	5,000,000	提供電子旅游分銷、機場旅客處理及貨運管理服務；以及有關信息系統之銷售及安裝

綜合現金流量表

(所有金額均以人民幣千元為單位)

	附註	截至十二月三十一日止年度 二零零七年	二零零六年
經營活動之現金流量			
經營活動提供之現金	34	**790,232**	758,911
企業所得稅返還		**30,180**	—
企業所得稅支出		**(99,772)**	(107,975)
經營活動提供之現金流量淨額		**720,640**	650,936
投資活動之現金流量			
購買物業、廠房、設備及無形資產		**(568,074)**	(167,947)
短期銀行存款到期		**1,743,036**	1,859,041
存入短期銀行存款		**(1,702,381)**	(1,796,368)
利息收入		**64,359**	64,570
自聯營公司之股息收入		**838**	7,970
出售物業、廠房及設備所得款項		**661**	526
投資聯營公司所支付現金		**(5,500)**	(9,900)
投資活動使用之現金流量淨額		**(467,061)**	(42,108)
融資活動之現金流量			
支付公司股東股息		**(252,813)**	(214,443)
已付附屬公司少數股東股息		**(3,964)**	(2,812)
融資活動使用之現金流量淨額		**(256,777)**	(217,255)
匯率變動對現金及現金等價物的影響額		**(20,816)**	(15,218)
現金及現金等價物增加(減少)淨額		**(24,014)**	376,355
年初現金及現金等價物		**1,233,166**	856,811
年終現金及現金等價物	28	**1,209,152**	1,233,166

後附會計報表附註為本會計報表的組成部分。

綜合股東權益變動表

(所有金額均以人民幣千元為單位)

	附註	本公司權益持有人應佔 實收資本	儲備	留存收益	少數股東權益	合計
二零零六年一月一日餘額		888,158	1,911,454	788,580	61,296	3,649,488
本年利潤		—	—	515,587	13,934	529,521
分派二零零五年股利		—	—	(204,276)	—	(204,276)
附屬公司分派股利予少數股東		—	—	—	(2,707)	(2,707)
外幣報表折算差异	32	—	(701)	—	—	(701)
轉入儲備	32, 33	—	155,359	(155,359)	—	—
二零零六年十二月三十一日餘額		888,158	2,066,112	944,532	72,523	3,971,325

	附註	本公司權益持有人應佔 實收資本	儲備	留存收益	少數股東權益	合計
二零零七年一月一日餘額		888,158	2,066,112	944,532	72,523	3,971,325
以儲備增資	31	888,157	(888,157)	—	—	—
本年利潤		—	—	630,989	17,661	648,650
分派二零零六年股利	11	—	—	(195,395)	—	(195,395)
附屬公司分派股利予少數股東		—	—	—	(4,187)	(4,187)
外幣報表折算差异	32	—	(1,667)	—	—	(1,667)
轉入儲備	32, 33	—	120,546	(120,546)	—	—
二零零七年十二月三十一日餘額		1,776,315	1,296,834	1,259,580	85,997	4,418,726

後附會計報表附註為本會計報表的組成部分。

資產負債表

(所有金額均以人民幣千元為單位)

	附註	於十二月三十一日 二零零七年	二零零六年
資產			
非流動資產			
物業、廠房及設備，淨值	13	**980,578**	622,904
無形資產，淨值	14	**10,016**	7,908
於附屬公司的投資	15	**37,507**	37,507
於聯營公司的投資	16	**27,290**	21,790
持有至到期日財務資產	19	**—**	100,000
其他長期資產	20	**8,881**	16,968
遞延所得稅資產	18	**8,062**	—
		1,072,334	807,077
流動資產			
存貨	21	**2,632**	2,632
應收賬款，淨值	22	**110,242**	58,125
應收附屬公司，淨值	24	**24,982**	22,227
應收聯營公司	25	**6,308**	273
應收關聯方款，淨值	23, 38(3)	**381,573**	289,751
預付款項及其他流動資產	26	**88,640**	47,788
持有至到期日財務資產	19	**100,000**	—
短期銀行存款	27	**1,757,949**	1,813,504
現金及現金等價物	28	**1,111,519**	1,147,017
		3,583,845	3,381,317
資產總值		**4,656,179**	4,188,394
權益			
可分配給股東資本及儲備			
實收資本	31	**1,776,315**	888,158
儲備	32	**1,299,652**	2,062,223
留存收益	33		
一計劃期末現金股息	11	**230,921**	195,395
一其他		**852,988**	617,713
權益合計		**4,159,876**	3,763,489
負債			
流動負債			
應付賬款及預提費用	29	**442,499**	343,753
應付關聯方款	30	**30,533**	74,107
應付附屬公司		**10,789**	2,390
應交所得税		**12,482**	4,655
		496,303	424,905
權益及負債合計		**4,656,179**	4,188,394
淨流動資產		**3,087,542**	2,956,412
總資產減流動負債		**4,159,876**	3,763,489

於二零零八年三月二十八日經董事會批准：

孫濤濤
代理董事長

朱曉星
董事

後附會計報表附註為本會計報表的組成部分。

綜合資產負債表

(所有金額均以人民幣千元為單位)

	附註	於十二月三十一日 二零零七年	二零零六年
資產			
非流動資產			
物業、廠房及設備,淨值	13	**1,033,148**	661,149
無形資產,淨值	14	**11,824**	9,969
於聯營公司的投資	16	**85,996**	68,343
持有至到期日財務資產	19	**—**	100,000
其他長期資產	20	**8,881**	17,000
遞延所得税資產	18	**9,229**	—
		1,149,078	856,461
流動資產			
存貨	21	**9,241**	4,498
應收賬款,淨值	22	**141,565**	84,882
應收聯營公司	25	**6,308**	273
應收關聯方款,淨值	23, 38(3)	**389,561**	300,070
預付款項及其他流動資產	26	**102,399**	62,064
持有至到期日財務資產	19	**100,000**	—
短期銀行存款	27	**1,843,949**	1,884,604
現金及現金等價物	28	**1,209,152**	1,233,166
		3,802,175	3,569,557
資產總值		**4,951,253**	4,426,018
權益			
可分配給股東資本及儲備			
實收資本	31	**1,776,315**	888,158
儲備	32	**1,296,834**	2,066,112
留存收益	33		
一計劃期末現金股息	11	**230,921**	195,395
一其他		**1,028,659**	749,137
		4,332,729	3,898,802
少數股東權益		**85,997**	72,523
權益合計		**4,418,726**	3,971,325
負債			
非流動負債			
遞延所得税負債	18	**129**	—
流動負債			
應付賬款及預提費用	29	**470,212**	359,200
應付關聯方款	30	**39,960**	85,442
應交所得税		**17,054**	7,605
遞延收益		**5,172**	2,446
		532,398	454,693
負債合計		**532,527**	454,693
權益及負債合計		**4,951,253**	4,426,018
淨流動資產		**3,269,777**	3,114,864
總資產減流動負債		**4,418,855**	3,971,325

於二零零八年三月二十八日經董事會批准:

孫湧濤
代理董事長

朱曉星
董事

後附會計報表附註為本會計報表的組成部分。

綜合損益表

(除每股數據外，所有金額均以人民幣千元為單位)

	附註	截至十二月三十一日止年度 **二零零七年**	 二零零六年
收入			
航空信息技術服務		**1,601,160**	1,395,172
數據網絡及其他		**400,743**	316,533
總收入	5	**2,001,903**	1,711,705
營業成本			
營業稅金及附加		**(65,795)**	(56,358)
折舊及攤銷		**(243,111)**	(229,178)
網絡使用費		**(83,562)**	(76,529)
人工成本		**(271,689)**	(239,743)
經營租賃支出		**(68,607)**	(63,658)
技術支持及維護費		**(154,459)**	(99,801)
佣金及推廣費用		**(248,075)**	(194,095)
其他營業成本		**(209,701)**	(188,534)
總營業成本		**(1,344,999)**	(1,147,896)
營業利潤		**656,904**	563,809
財務收入，淨額		**48,696**	52,406
應佔聯營公司收益		**12,991**	11,727
稅前利潤	6	**718,591**	627,942
所得稅	10	**(69,941)**	(98,421)
除稅後利潤		**648,650**	529,521
應佔：			
本公司權益持有人		**630,989**	515,587
少數股東權益		**17,661**	13,934
		648,650	529,521
本公司權益持有人應佔盈利的每股盈利			
基本及攤薄 *(人民幣元)*	12	**0.36**	0.29
現金股息	11	**230,921**	195,395

後附會計報表附註為本會計報表的組成部分。

獨立核數師報告

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編制及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

意見

我們認為，該等綜合財務報表已根據國際財務報告準則真實而公平地反映公司及集團於二零零七年十二月三十一日的財務狀況及集團截至該日止年度的經營成果及現金流量，並已按照香港《公司條例》的披露規定妥為編制。

其它事項

本報告包括意見，僅向整體股東報告，除此之外本報告別無其它目的。本核數師不會就本報告的內容向任何其它人士負上或承擔任何責任。

羅兵咸永道會計師事務所
執業會計師

香港，二零零八年三月二十八日

獨立核數師報告

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈22樓
電話：(852) 2289 8888
傳真：(852) 2810 9888

致：中國民航信息網絡股份有限公司全體股東
(於中華人民共和國註冊成立的股份有限公司)

本核數師(以下簡稱「我們」)已審核列載於第49至114頁中國民航信息網絡股份有限公司(「公司」)及其附屬公司(以下合稱「集團」)的綜合財務報表，此綜合財務報表包括於二零零七年十二月三十一日的綜合及公司資產負債表與截至該日止年度的綜合損益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其它附註解釋。

董事就財務報表須承擔的責任

公司董事須負責根據國際財務報告準則及按照香港《公司條例》的披露規定編制及真實而公平地列報該等綜合財務報表。這責任包括設計、實施及維護與編制及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等綜合財務報表作出意見。我們已根據國際審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

監事會報告

致各股東：

截至二零零七年十二月三十一日止年度，本公司第三屆監事會各成員均在自己有效任期內忠實地履行了其監事職責，確保本公司遵守及符合《上市規則》、中國法律法規、公司章程及其它有關法規，以維護本公司及其股東的權益。

經本公司二零零七年一月九日臨時股東大會選舉及本公司職工代表大會選舉，本公司第三屆監事會由九名監事組成（詳情載於公司資料一節，各位監事簡歷載於第128至第130頁）。

二零零七年，本公司第三屆監事會召開了三次監事會會議，選舉了新一屆監事會的主席及副主席，審閱了本公司二零零六年度財務報表及二零零七年度中期財務報表，並列席本公司董事會會議，對董事會的決策及決定是否符合《上市規則》、中國法律法規及公司章程和股東及公司的利益，進行了有效的監督，並向董事會及管理層提出適當建議。

監事會認真地審閱了經羅兵咸永道會計師事務所審核的按國際會計準則編製的本公司二零零七年度財務報表，認為該財務報表真實及合理地反映了本公司的財務狀況及經營成果，並符合本公司所適用的法規。

監事會確認本公司在本年度並沒有涉及任何重大訴訟或仲裁，亦沒有提出或面臨任何尚未了結的重大訴訟或索償。

對本公司董事會及高級管理層在二零零七年度遵守其誠信義務、勤勉地履行其在本公司的職責，維護本公司及各股東的最大利益，監事會感到滿意。監事會認為截至二零零七年十二月三十一日止年度的董事會報告符合實際經營情況。監事會對本公司在本財政年度取得的成績感到滿意，並對本公司的前景及發展充滿信心。

承監事會命
李曉軍
監事會主席

二零零八年三月二十八日

董事會報告

核數師

本公司自成立之日起至二零零一年十二月三十一日止之國際核數師及中國審計師分別為安達信公司及安達信•華強會計師事務所。

羅兵咸永道會計師事務所(香港註冊會計師)及普華永道中天會計師事務所有限公司(中國註冊會計師)分別為本公司二零零二年度至二零零七年度的國際核數師及中國審計師。

本公司股東周年大會上將提呈委任羅兵咸永道會計師事務所(香港註冊會計師)及普華永道中天會計師事務所有限公司(中國註冊會計師)分別為本公司截至二零零八年十二月三十一日止年度的國際核數師及中國審計師的決議案。

承董事會命
孫濤濤
代理董事長

二零零八年三月二十八日

董事會報告

稅務減免

本公司並不知悉任何因持有本公司之證券而可享有的稅務減免之詳情。

購回、出售或贖回證券

截至二零零七年十二月三十一日止年度，本集團並無購回、出售或贖回任何本公司證券。

審核委員會及遵守企業管治常規守則

審核委員會已審閱本集團採納之會計政策及慣例，並商討有關審核內部監控及財務報告之事宜，包括審閱本年度經審計綜合財務報表。有關本公司於二零零七年度遵守《上市規則》附錄十四的企業管治常規守則的規定的詳情已載於本年報的企業管治報告內。

優先購股權

根據本公司的公司章程或根據中國法律概無有關優先購股權的規定。

重大訴訟

本集團於二零零七年並無涉及任何重大訴訟或糾紛。

董事會報告

於二零零七年十月十二日，本公司與中國南方航空股份有限公司及廣州機場集團公司訂立合營協議，由於中國南方航空股份有限公司為本公司發起人股東中國南方航空集團公司的附屬公司，因此，根據上市規則第14A.11(4)條，中國南方航空股份有限公司為關連人士的聯繫人，亦為本公司的關連人士，因而上述合營協議下的交易構成上市規則第14章項下本公司的關連交易。本公司根據合營協議所作承擔的總代價為人民幣4百萬元，由於有關交易於《上市規則》14A.32(1)條所載的各項適用的百分比率不超過2.5%，本公司訂立合營協議僅須遵守上市規則第14A.45至第14A.47條項下的公告及申報的規定，並可獲豁免尋求獨立股東批准的規定。本公司已於二零零七年十月十二日刊發公告，以說明該交易的有關條款。

於二零零七年十月十六日，天信達與SITA Information Networking Computing USA Inc.(「SITA INC USA」)訂立天信達離港控制系統實施服務協議，據此，天信達同意提供天信達離港控制系統實施服務。由於SITAGCH為本公司附屬公司天信達的主要股東，SITA INC USA為SITAGCH的同系附屬公司，因此，SITA INC USA亦被認為是本公司的關連人士，該關連交易則構成本公司的關連交易。由於關連交易的有關百分比率低於2.5%，根據《上市規則》第14A.32(1)條，該關連交易僅須遵守上市規則第14A.45至14A.47條項下的申報及公告的規定，並可獲豁免需獨立股東批准的規定。本公司已於二零零七年十月十六日刊發公告，以說明有關交易條款。

董事確認，財務報表附註38所述的關聯公司交易，為本公司的關連交易或持續關連交易，均已符合《上市規則》第14A章的披露規定。

委託存款及不可收回的逾期定期存款

於二零零七年十二月三十一日，本集團概無任何委託存款及不可收回的逾期定期存款。本集團所有現金存款均存放於商營銀行，並符合適用的法律及法規。

董事會報告

其他關連交易

於二零零七年三月二十九日，本公司與北京亞科技術開發中心(「亞科」)訂立了計算機軟件開發服務協議；據此，本公司同意聘用亞科為本公司提供計算機軟件開發服務。由於亞科為本公司的發起人及主要股東－中國民航信息集團公司間接控制的全資附屬公司及聯繫人，故亞科為本公司的關連人士，而上述技術開發協議構成《上市規則》項下的關連交易。根據上述協議，本公司將支付的總代價為人民幣18,800,000元。由於有關交易於《上市規則》14A.32(1)條所載的各項適用比率少於2.5%，因此僅須遵守《上市規則》的申報及公佈的規定，毋需經本公司獨立股東批准。本公司已於二零零七年三月二十九日刊發公告，以説明該交易的有關條款。

於二零零七年六月十二日，本公司與湖北(「湖北凱亞」)訂立了NewAPP系統建設服務協議，據此，本公司已同意委聘湖北凱亞為本公司提供在湖北省境內一機場建設及實施NewAPP系統的服務。湖北凱亞為本公司的非全資擁有附屬公司。由於本公司的一位關連人士中國東方航空武漢有限責任公司有權於湖北凱亞的任何股東大會上行使或控制行使10%或以上的表決權，故根據《上市規則》第14A.11(5)條，湖北凱亞為本公司的關連人士，該關連交易構成《上市規則》第14章所述的本公司關連交易。根據上述協議，本公司將支付的總的代價為人民幣3,905,130元。另外，由於湖北凱亞為該等服務公司之一，本公司與該等服務公司於2006年12月30日簽訂了《網絡服務協議》(「網絡服務協議」)，根據NewAPP系統建設服務協議本公司的應付代價與網絡服務協議項下本集團與湖北凱亞訂立或擬訂立交易合併處理，有關交易金額合併後的相應百分比率不超過2.5%，該關連交易僅須遵守《上市規則》第14A.45至第14A.47條項下的公告及申報的規定，並可獲豁免尋求獨立股東批准的規定。本公司已於二零零七年六月十二日刊發公告，以説明該交易的有關條款。

董事會報告

交易類別	交易上限
向中國民航信息集團公司租用物業	人民幣40.00百萬元（詳見本公司二零零七年三月七日之股東通函）
天信達與SITA INC. UK之間的交易	美元2.73百萬元（詳見本公司二零零七年二月十四日之公告）
本公司與該等服務公司之間的交易	人民幣37.20百萬元（詳見本公司二零零七年三月七日之股東通函）
本公司與SITA S.C.之間的交易	人民幣67.00百萬元（詳見本公司二零零七年三月七日之股東通函）

本公司董事會已接獲核數師出具其確認函件，表示上述(a)項至(e)項的持續關連交易：

(a) 已獲董事會批准；

(b) 乃按照本公司提供服務或銷售貨物的定價政策而進行（對於所選取的樣本）；

(c) 乃按照規定該等交易的相應協議及文件的條款進行（對於所選取的樣本）；及

(d) 相關交易於二零零七年年度的發生總額並無超過其相應的二零零七年年度上限（見上文第(iv)項）。

董事會報告

二零零七年，本公司向該等服務公司收取的費用及服務公司分享的APP系統收益總計為人民幣33,891,097元(二零零六年：人民幣29,362,606元)。

本公司獨立非執行董事認為，上述(a)項至(e)項的持續關連交易及規定該等交易的協議：

(i) 乃於本集團在日常及一般業務運作中由本集團訂立；

(ii) 以(a)一般商業條款進行(該詞語應用於類似性質的交易，並由類似實體作出)；或(b)(如無可比較個案)不遜於獨立第三方可取得或提供的條款；

(iii) 以規定該等交易的協議之條款進行，而交易條款公平合理，並且符合本公司股東的整體利益；及

(iv) 倘屬於下列任何類別，於截至二零零七年十二月三十一日止財政年度不得超過下列上限：

交易類別	交易上限
本集團與若干發起人或發起人的附屬公司(如適用)之間的交易	人民幣1,743.308百萬元(詳見本公司二零零六年四月七日股東通函中各發起人或發起人的附屬公司的有關上限，此外，國航及深航上限以二零零七年三月七日股東通函中有關上限數字為準，東航上限以二零零七年十月十日股東通函中有關上限數字為準。)

董事會報告

(c) *SITA Information Networking Computing (UK) Limited (「SITA INC. UK」)與本公司附屬公司天信達信息技術有限公司(「天信達」)之間的交易*

二零零七年，根據雙方協議商定的費率及參照使用量，天信達向SITA INC. UK支付就航空貨運服務有關的費用款項總額為2,673,683美元(二零零六年：2,395,217美元)。由於Société Internationale de Télécommunications Aeronautiques Greater China Holdings Limited (「SITAGCH」)為天信達的主要股東，故SITAGCH亦屬本公司的關連人士；及SITA INC. UK為SITAGCH的同系附屬公司，故SITA INC. UK亦為本公司的關連人士。

(d) *本公司向SITA S.C.支付的會費及數據網絡服務使用費*

二零零七年，本公司作為SITA S.C.成員繼續使用SITA S.C.向本公司提供的各項服務及數據網絡服務，並按照使用量及由SITA S.C.制定的適用於SITA S.C.數據網絡服務的所有用戶之計費標準，支付數據網絡服務使用費；而會費則參照SITA S.C.，Société Internationale de Télécommunications Aeronautiques NV或彼等各自全資附屬公司在前一財政年度向本公司就該等服務而開出的賬單總額佔該財政年度SITA S.C.所有成員收入總額的比率釐定。由於SITAGCH及SITA S.C.均直接或間接地為「航空運輸同業」的成員共同擁有(「航空運輸同業」)，航空運輸同業是由航空運輸行業內許多相關利益實體組成的團體，其成員包括國際航空通信協會的成員及客戶，及代表世界各地同業的許多協會、理事會及委員會)，故SITA S.C.被視為本公司的關連人士。

二零零七年，本公司需向SITA S.C.支付的會費及數據網絡服務使用費總額為人民幣57,875,055元(二零零六年：人民幣55,521,777元)。

(e) *本公司與服務公司之間的交易*

服務公司(「該等服務公司」)是本公司與若干發起人成立之企業，目的是分銷本公司的產品，為當地的用戶提供更好的服務。由於該等發起人有權於該等服務公司的任何股東大會上行使或控制行使10%或以上的投票權，因此該等服務公司被視為本公司的關連人士。該等服務公司向本公司支付使用主機資源的費用，連接本公司數據網絡，終端設備及打印機的連接及安裝費用，有關收費標準乃按中國民航總局之規定(或如適用，按照成本價格)釐定。若該等服務公司亦提供機場旅客處理系統(APP系統)前端技術支持，則有權與本公司分享APP系統所產生的收益。

董事會報告

關連交易

持續關連交易

二零零七年，本集團繼續進行了以下交易。這些交易構成了《上市規則》所定義之關連交易，根據《上市規則》第14A章規定須作出披露：

(a) *本集團向其發起人提供服務和技術支持*

二零零七年，本集團繼續向若干發起人(不包括中國民航信息集團公司)或發起人的附屬公司(如適用者)(即海南航空股份有限公司，中國東方航空武漢有限責任公司、上海航空股份有限公司、山東航空股份有限公司、深圳航空有限責任公司(「深航」)、四川航空股份有限公司、中國南方航空股份有限公司、中國東方航空股份有限公司(「東航」)及中國國際航空股份有限公司(「國航」))，提供航空信息技術服務與技術支持及相關業務服務。該發起人(或，如適用者：其各自的附屬公司)應付本集團的服務費按中國民用航空總局規定的價格標準釐定。該等發起人及(如適用者)其各自的附屬公司(為該等發起人的聯繫人)為本公司的關連人士。

二零零七年，該等發起人(或，如適用者，其各自之附屬公司)支付本集團的服務費總額約人民幣1,311.3百萬元(二零零六年：人民幣1,147.9百萬元)。有關本集團在二零零七年提供上述服務的進一步詳情及財務資料，請參見財務報表附註38，亦請就此項持續關連交易的詳情參考本公司分別於二零零六年三月十七日、二零零七年二月十四日、九月十九日及十月十九日之持續關連交易公告，以及二零零六年四月七日，二零零七年三月七日、十月十日及十二月十日發出的持續關連交易通函，其中內容包括有關此項持續關連交易截至二零零七年十二月三十一日為止的財政年度內的年度上限。

(b) *本公司向中國民航信息集團公司租用物業*

本公司在二零零七年繼續向中國民航信息集團公司租用兩項物業。由於中國民航信息集團公司是本公司的其中一位發起人及本公司的主要股東，中國民航信息集團公司被視為本公司的關連人士。有關在二零零七年租用物業的詳情及財務資料均列明在財務報表附註38內。

二零零七年，本公司支付中國民航信息集團公司的租金及使用費總額約為人民幣38,609,000元(二零零六年：人民幣38,609,000元)。

董事會報告

儲備

本集團於二零零七年度的儲備變動詳情載於綜合股東權益變動表。

股息

董事會建議本公司派發之二零零七年度末期股息為每股人民幣0.13元。

員工退休計劃

本集團的員工退休計劃詳情載於財務報表附註8。

主要供應商及用戶

Société Internationale de Télécommunications Aeronautiques S.C.(「SITA S.C.」)是本集團截至二零零七年止年度最大的供應商，二零零七年本集團支付給SITA S.C.的網絡使用費用總額佔當年本集團總營業成本(扣除折舊和攤銷開支)的6.5%。於二零零七年，本集團向其五家最大供應商支付的費用總額佔本集團總營業成本(扣除折舊和攤銷開支)的15.8%。

本集團的最大客戶乃中國南方航空集團公司之附屬公司中國南方航空股份有限公司，於二零零七佔本集團總收入的17.4%。在同一期間內，本集團對其五家最大客戶的總銷售額佔本集團總收入的55.4%。五家最大的用戶中三家，即中國南方航空股份有限公司、中國東方航空股份有限公司及中國國際航空股份有限公司，其分別之控股股東中國南方航空集團公司、中國東方航空集團公司及中國航空集團公司，為本公司的主要股東，於二零零七年十二月三十一日合共持有本公司已發行股本約35.5%。來自上述主要用戶的總收入載於財務報表附註38。

除本報告及會計報表附註38所披露者之外，各董事、監事及彼等的聯繫人或據董事所知持有本公司股本5%以上的任何股東，概無在上述任何供應商及客戶中擁有任何權益。

附屬公司及聯營公司

本公司於二零零七年十二月三十一日的附屬公司及聯營公司詳情載於財務報表附註1。

董事會報告

董事及監事的服務合約

經本公司二零零七年一月九日臨時股東大會選舉，本公司第三屆董事會及監事會已於二零零七年一月九日成立，有關董事及監事已與本公司訂立服務協議，任期為三年。二零零七年六月五日，經股東大會批准，曹建雄先生、周國華先生由於各自的工作安排及個人原因分別辭去了各自擔任的非執行董事及獨立非執行董事職務，其各自任期截至該股東大會結束之日止，同時，經股東大會批准，羅朝庚先生及蔡敬金先生自當日起分別擔任本公司非執行董事及獨立非執行董事，任職時間截至第三屆董事會任期屆滿之日止。

截至二零零七年十二月三十一日止年度，概無任何董事或監事提出訂立不會於一年內屆滿或僱主不得於一年內於毋須作出賠償(法定賠償除外)下屆滿的服務合約。

董事及監事的合約權益

若干本公司第三屆董事會及監事會成員同時為多家中國商營航空公司的管理人員。而該等航空公司為本公司股東，本公司或其任何附屬公司與上述航空公司股東訂立的合約或交易已於本董事會報告中「關連交易」一節中提及。除上文所述者外，本公司各董事或監事於二零零七年內概無在本公司或其任何附屬公司為合約一方的任何重要合約中直接或間接擁有重大權益。

董事及監事酬金

董事及監事酬金詳情載於財務報表附註7。

資本化利息

本集團於二零零七年度並無資本化利息。

物業、廠房及設備

本集團於二零零七年年度的物業、廠房及設備變動摘要載於財務報表附註13。

董事會報告

董事、監事及最高行政人員擁有的本公司及任何其他相聯法團的股份、相關股份及債券證中的權益及淡倉

於二零零七年十二月三十一日，本公司各董事、監事和最高行政人員於本公司及其任何相聯法團(定義見《期貨條例》第XV部份所指的相聯法團)的股份、相關股份及債券證份中，根據《期貨條例》第352條須予備存的登記冊內的權益或淡倉，或根據《上市規則》附錄十所載的《上市發行人進行證券交易的標準守則》(「《標準守則》」)須知會本公司及聯交所的權益或淡倉如下：

董事姓名	股份數目及類別 *(附註1)*	持有人身份	佔相應股本的比例	佔總股本的比例 *(附註2)*
蔡敬金	每股面值人民幣1元的417,000股H股 (L)	配偶權益	0.07%	0.02%

附註：

1. (L) — 長倉

2. 佔總股本的比例乃根據本公司截至二零零七年十二月三十一日的1,776,315,000股已發行股份總數計算。

除上文所述，於二零零七年十二月三十一日，概無任何董事、監事或最高行政人員於本公司或其相聯法團(定義見《期貨條例》第XV部所指的相聯法團)擁有需按《期貨條例》第352條規定備存的登記冊中所載的股份，相關股份及債券證中的權益或淡倉，或根據《上市規則》附錄十所載的《標準守則》須知會本公司及聯交所的任何權益或淡倉。截至二零零七年十二月三十一日止年度，本公司概無任何董事、監事或最高行政人員或彼等的聯繫人士獲授予或行使任何認購本公司或其相聯法團(定義見《期貨條例》第XV部所指的相聯法團)的證券的權利。

董事會報告

(9) 該等股份分別由中國東方航空股份有限公司及中國東方航空武漢有限責任公司持有。根據《期貨條例》，中國東方航空集團公司被視為在中國東方航空股份有限公司及中國東方航空武漢有限責任公司持有的股份中擁有權益。

(10) 董事無法確認相關主要股東之持股量，因該等主要股東於派送紅股後，並無提呈任何法團大股東通知。理論上，該等主要股東之持股數量於派送紅股後應有所增加(持股量百分比保持不變)。然而，董事不能排除該等主要股東已於派送紅股後，沽出任何股份的可能性，致使該等主要股東的持股量在派送紅股前及派送紅股後，及於二零零七年十二月三十一日維持不變。董事亦未能根據本公司H股股東名冊確定該等主要股東的持股量，此因當中所載資料可能未能反映股東的實益持股量(即註冊股東可能是無條件受託人，或代表他人持有部份股份，此等權益毋須根據證券及期貨條例規定而披露)。

(11) 該等股份由廈門航空有限公司持有。根據《期貨條例》，中國南方航空集團公司被視為在廈門航空有限公司持有的股份中擁有權益。

(12) 該等股份由山東航空股份有限公司持有。根據《期貨條例》，中國航空集團公司被視為在山東航空股份有限公司持有的股份中擁有權益。

除上文所述者外，於二零零七年十二月三十一日，根據需要按《期貨條例》第336條備存的登記冊所載錄，沒有任何人士或公司佔有本公司已發行股本及相關類別股份5%或以上的任何權益或淡倉。

公眾持股量

基於公開於本公司查閱之資料及據董事所知悉，於本報告刊發前的最後實際可行日期，本公司一直維持《上市規則》所訂明之公眾持股量。

董事會報告

附註：

(1) (L) — 長倉

(2) 佔總股本的比例乃根據本公司於二零零七年十二月三十一日的1,776,315,000股已發行股份總數計算。

(3) 此比例於Platinum Investment Management Limited最後申報而日期為二零零七年四月十一日的《法團大股東通知》上顯示。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱下文附註(10)。

(4) 此比例於Matthews International Capital Management最後申報而日期為二零零五年八月五日的《法團大股東通知》上顯示。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱下文附註(10)。

(5) 此比例於該股東最後申報而日期為二零零三年四月一日的《法團大股東通知》上顯示。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱下文附註(10)。

(6) 此比例於Plantinum International Fund最後申報而日期為二零零七年四月十八日的《法團大股東通知》上顯示。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱下文附註(10)。

(7) 此比例於Oppenheimer International Small Company Fund最後申報而日期為二零零六年三月二十二日的《法團大股東通知》上顯示。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱下文附註(10)。

(8) 此為就本公司董事所知，在派送紅股之後，此等主要股東持有本公司內資股的數目。派送紅股之前，主要股東持有的本公司內資股數目、所佔內資股總數的比例及佔總股本的比例如下：(i)中國民航信息集團公司持有198,496,500股內資股，分別佔內資股本及總股本的34.38%和22.35%；(ii)中國南方航空集團公司持有116,460,500股內資股，分別佔內資股本及總股本的20.17%和13.11%；(iii)中國東方航空集團公司持有109,414,500股內資股，分別佔內資股本及總股本的18.95%和12.32%；及(iv)中國航空集團公司持有89,433,500股內資股，分別佔內資股本及總股本的15.49%和10.07%。

董事會報告

股東姓名	證券類別及數目 (附註1)	身份	佔相應類別股本的比例	佔總股本的比例 (附註2)
中國東方航空集團公司	每股面值人民幣1元的218,829,000股內資股 (L) *(附註8)*	實益擁有人	18.95%	12.32%
	每股面值人民幣1元的5,317,000股內資股 (L) *(附註9)*	所控制公司權益	0.46%	0.29%
	每股面值人民幣1元的2,600,000股內資股 (L) *(附註9)*	所控制公司權益	0.23%	0.15%
中國航空集團公司	每股面值人民幣1元的178,867,000股內資股 (L) *(附註8)*	實益擁有人	15.49%	10.07%
	每股面值人民幣1元的8,697,000股內資股 (L) *(附註12)*	所控制公司權益	0.75%	0.49%

董事會報告

股東姓名	證券類別及數目 (附註1)	身份	佔相應類別股本的比例	佔總股本的比例 (附註2)
Templeton Asset Management Limited	每股面值人民幣1元的48,835,000股H股 (L)	投資經理	7.85%	2.75%
Plantinum International Fund	每股面值人民幣1元的15,809,650股H股 (L)	實益擁有人	5.09% (附註6及10)	0.89%
Oppenheimer International Small Company Fund	每股面值人民幣1元的24,888,000股H股 (L)	投資經理	8.01% (附註7及10)	1.40%
中國民航信息集團公司	每股面值人民幣1元的396,993,000股內資股 (L) (附註8)	實益擁有人	34.38%	22.35%
中國南方航空集團公司	每股面值人民幣1元的232,921,000股內資股 (L) (附註8)	實益擁有人	20.17%	13.11%
	每股面值人民幣1元的43,849,000股內資股 (L) (附註11)	所控制公司權益	3.80%	2.47%

董事會報告

主要股東

於二零零七年十二月三十一日，根據需要按《證券及期貨條例》(香港法例第571章)(「《期貨條例》」)第336條而備存的登記冊，持有本公司相應類別股本5%或以上的主要股東如下：

股東姓名	證券類別及數目 (附註1)	身份	佔相應類別股本的比例	佔總股本的比例 (附註2)
OppenheimerFunds, Inc.	每股面值人民幣1元的93,994,000股H股 (L)	投資經理	15.12%	5.29%
Platinum Investment Management Limited (前稱為Platinum Asset Management Limited)	每股面值人民幣1元的5,656,276股H股 (L)	投資經理	1.82% (附註3及10)	0.32%
	每股面值人民幣1元的22,820,650股H股 (L)	投資經理/受託人 (不包括被動受託人)	7.34% (附註3及10)	1.28%
Matthews International Capital Management, LLC	每股面值人民幣1元的28,239,000股H股 (L)	投資經理	9.08% (附註4及10)	1.59%
J.P. Morgan Fleming Asset Management (Asia) Inc.	每股面值人民幣1元的22,199,000股H股 (L)	投資經理	7.14% (附註5及10)	1.25%
J.P. Morgan Fleming Asset Management Holdings Inc.	每股面值人民幣1元的22,199,000股H股 (L)	投資經理	7.14% (附註5及10)	1.25%
JF Asset Management Limited	每股面值人民幣1元的22,199,000股H股 (L)	投資經理	7.14% (附註5及10)	1.25%

董事會報告

本公司董事會欣然提呈本報告及截至二零零七年度本集團經審計的財務報表。

集團業務

本集團是中國航空旅遊業信息技術解決方案的主導供應商。本集團的核心業務包括航空信息技術服務、分銷信息技術服務等。

本集團的財務業績分析載於「財務回顧」一節。

本集團並無呈列按區域分析的收入額及營運利潤貢獻，因為本集團在二零零七年度的收入及業績主要來自本集團在中國的營運。

股本結構

經本公司二零零七年六月五日舉行的股東周年大會及類別股東大會批准，按每持有1股現有股份獲送1股新普通股的基準(每股面值人民幣1元)，派送紅股予本公司股東，共計888,157,500股(「派送紅股」)。

於二零零七年十二月三十一日，本公司之已發行股本為1,776,315,000股，每股面值人民幣1.00元。於二零零七年十二月三十一日，本公司的股本結構如下：

股份	於二零零七年十二月三十一日的股份數目	於二零零七年十二月三十一日佔已發行股份總數百分比 (%)
內資股	1,154,607,000	65.00
H股	621,708,000	35.00

企業管治報告

二零零七年度，監事會共召開了3次會議，審閱了二零零六年度及二零零七年中期業績相關的財務資料，對董事會及高級管理人員的經營管理行為進行了監督，並向管理層提出建議。各監事會議出席情況如下：

姓名	於第三屆監事會之職務	出席會議 (次)	應出席會議 (次)	出席率
李曉軍	監事會主席	3	3	100%
杜紅鷹	監事會副主席	2	3	66.7%
敬公斌	股東代表監事	3(授權其他監事代表出席1次)	3	100%
張亞坤	股東代表監事	3	3	100%
喻龔冰	股東代表監事	3	3	100%
高京屏	職工代表監事	3	3	100%
王小敏	職工代表監事	3	3	100%
張　欣	職工代表監事	3	3	100%
饒戈平	獨立監事	3	3	100%

全體監事亦完全遵守上市規則附錄十《標準守則》的全部規定。

承董事會命
丁衛平
公司秘書

二零零八年三月二十八日

企業管治報告

監事會

本公司監事會依據中國《公司法》及本公司章程設立，由九名監事組成，包括五名股東代表監事、一名獨立監事及三名職工代表監事。除了職工代表監事乃經本公司職工代表大會選舉產生以外，其他監事均由本公司股東大會選舉及任免。本公司第三屆監事會各位監事任期為自二零零七年一月九日起算三年。各監事簡歷載於第128至130頁。

監事會根據公司章程規定審閱本公司財務情況，及對董事會及高級管理人員的經營管理活動進行監督。監事會職責包括：參加董事會會議；審核財務事務及報表等董事不時在股東大會上提出的財務資料；以及監督董事會和其他高級管理人員在履行自身職責時的活動，在本公司與其任何董事之間發生利益衝突時，監事會將代表本公司商討或提起對該等董事的法律訴訟。監事會任何會議上所提出的決議案若經三分之二或以上的監事批准，即獲採納。

企業管治報告

戰略委員會

戰略委員會由六名董事組成。戰略委員會負責對公司長期發展戰略和重大投資決策進行研究並提出建議，如重大投資融資方案、重大資本運作及資產經營項目等影響公司發展的重大事項，其職責已載於本公司網站。

董事會於二零零七年一月九日決定委任曹建雄董事、朱永董事、王全華董事、宮國魁董事、榮剛董事及丁衛平董事組成戰略委員會，並仍委任曹建雄董事擔任戰略委員會主任委員，各委員任期與其董事任期一致。二零零七年六月，由於曹建雄先生辭去了其非執行董事職務，經董事會審議批准，增補羅朝庚先生擔任戰略委員會委員，並擔任主任委員。

二零零七年一月，戰略委員會召開會議討論本公司的戰略合作項目，並向董事會做出匯報。各委員會議出席情況如下：

委員姓名	出席會議 (次)	應出席會議 (次)	出席率
羅朝庚(主任委員／委員會主席)	0	0	–
朱　永	1	1	100%
王全華	1	1	100%
宮國魁	1	1	100%
榮　剛	1	1	100%
丁衛平	1	1	100%
曹建雄(原主任委員，2007年6月離任)	1	1	100%

企業管治報告

董事提名

本公司尚未設立提名委員會，現時有關董事提名及選舉按照公司章程的有關規定執行。目前董事的提名及選舉程序為：董事(除了獨立非執行董事)候選人由發起人股東提名推薦，獨立非執行董事由董事會提名推薦，董事候選人(包括獨立非執行董事)經董事會按照中國《公司法》、《上市規則》及公司章程第十四章「公司董事、監事、經理和其他高級管理人員的資格和義務」的相關規定甄選後，報請股東大會選舉；董事任期三年，董事任期屆滿，可以連選連任；有關提名董事候選人的意圖以及候選人表明願意接受提名的書面通知，應在就選舉董事的股東大會的通知發出之日後及該股東大會召開之日至少七天前發給公司；每屆董事會由十五名董事組成，外部董事佔董事會人數的二分之一以上，其中包括三名以上的獨立非執行董事；董事的選舉由股東大會以普通決議的方式表決，表決通過的董事人數超過十五名時，依次以得票較高者確定獲選董事；股東大會在遵守有關法律、行政法規規定的前提下，可以以普通決議的方式將任何任期未屆滿的董事罷免。

董事會下設各專業委員會之委員由董事長、二分之一以上的獨立非執行董事或者全體董事的三分之一提名，並由董事會選舉產生，各委員會主任委員由董事會委任，各委員會委員之任職資格須符合各委員會工作規則的有關規定。

外部核數師酬金

本公司國際及中國核數師羅兵咸永道會計師事務所、普華永道中天會計師事務所有限公司，在二零零七年度向本公司提供核數服務的酬金總計為人民幣一百五十萬元，此外普華永道中天會計師事務所有限公司於本年度內就本公司的增資擴股提供了驗資服務，並收取了人民幣五萬元的服務費。

企業管治報告

薪酬委員會於二零零七年三月召開會議，審議調查了本公司的現行薪酬考核體系及實際實施情況，就如何逐步規範和改進公司董事和高管人員的薪酬及考核工作進行了討論。各委員會議出席情況如下：

委員姓名	出席會議 (次)	應出席會議 (次)	出席率
袁耀輝(主任委員／委員會主席)	1	1	100%
易永發	1	1	100%
王全華	1	1	100%
孫湧濤	1	1	100%
蔡敬金(於2007年6月獲委任)	0	0	–
周國華(2007年6月離任)	1	1	100%

董事薪酬政策

根據股東大會的授權，董事會代表本公司與董事分別簽訂服務合約。按照合約，自二零零七年度起本公司每名獨立非執行董事之袍金為每年人民幣十二萬元(二零零六年度為每年人民幣九萬元)，不享有花紅，該袍金是參考現行市場價格及有關董事之資歷釐定；其他執行董事及非執行董事均無董事袍金及／或花紅；但執行董事如為本公司的全職員工，將就其全職服務獲得員工薪金，該薪金包括本公司按中國法律法規、按員工職務、表現及工作經驗釐定的工資、福利、津貼及退休金供款，及本公司根據公司業績及財務狀況按崗位薪酬制度規定付予員工的酌情獎金；同時，董事在其為本公司提供服務期間發生的合理費用由本公司承擔，並享有本公司為董事、監事及高級管理人員購買的責任保險。董事薪酬的調整方案將根據股東大會的授權由董事會與薪酬委員會負責按所適用的法律法規制定。各董事薪酬情況見第78至80頁財務報表附註7。

企業管治報告

薪酬與考核委員會(「薪酬委員會」)

薪酬委員會由三名獨立非執行董事和兩名非執行董事組成，並由一名獨立非執行董事擔任主任委員。薪酬委員會的職能已載於本公司網站，主要包括：研究董事和高級管理人員的考核標準，根據經營實際情況進行考評並提出建議；研究和審查董事、高級管理人員的薪酬政策與方案並對其進行績效考評；就董事及高級管理人員的全體薪酬政策及架構，及就設立正規而具透明度的程序制訂此等薪酬政策，向董事會提出建議；負責對本公司薪酬制度的執行情況進行監督；釐訂全體執行董事及高級管理人員的特定薪酬待遇，並就非執行董事的薪酬向董事會提出建議；透過參照董事會不時通過的公司目標，檢討及批准按表現而釐定的薪酬；檢討及批准向執行董事及高級管理人員支付那些與喪失或終止職務或委任有關的賠償，以確保該等賠償按有關合約條款釐定；檢討及批准因董事行為失當而解僱或罷免有關董事所涉及的賠償安排，以確保該等安排按有關合約條款釐定；及確保任何董事或其任何聯繫人不得自行釐定本身薪酬。薪酬委員會須向董事會匯報其決定或建議，薪酬委員會提出的本公司董事的薪酬計劃，須報經董事會同意，提交股東大會審議通過後方可實施；關於本公司高級管理人員的薪酬方案亦須報董事會批准。

薪酬委員會成員包括三名獨立非執行董事袁耀輝先生、易永發先生、周國華先生，以及兩名非執行董事王全華先生和孫溯滯先生，由獨立非執行董事袁耀輝先生擔任薪酬委員會主任委員，各委員任期與其董事任期一致。二零零七年六月，由於周國華先生辭去了其獨立非執行董事職務，經董事會審議批准，增補蔡敬金先生擔任薪酬委員會委員。

企業管治報告

- 審閱本公司及外聘核數師就關聯交易做出的匯報；
- 檢討外部核數師的獨立性及核數程序是否有效，並與核數師討論核數性質範疇及有關申報責任；
- 審議批准二零零七年度外聘核數師的核數服務薪酬及聘用條款，監察外聘核數師是否提供非核數服務，就核數師聘任事宜向董事會提供建議；
- 檢討公司財務監控及風險管理規定，監察內部審計與外部核數工作是否協調有效，內部財務匯報程序及內部管理執行效力；以及
- 就本公司的內部監控、及委聘專業咨詢顧問與管理層討論，並就按照《上市規則》要求進行內部監控系統檢討工作，向董事會提出意見和建議。

審核委員會亦建議委任羅兵咸永道會計師事務所(香港註冊會計師)及普華永道中天會計師事務所有限公司(中國註冊會計師)分別出任本集團二零零八年度的國際及中國外聘核數師。

企業管治報告

審核委員會

審核委員會角色、職責及權力已載於本公司網站，主要包括：審議財務報告的完整、準確及公正程度，聽取管理層及核數師的匯報，就財務狀況向公司財務部門及核數師進行提問並取得合理的解釋，以及檢討本集團內部監控和財務申報等事宜，並向董事會做出匯報。審核委員會定期會議每年至少兩次，如有需要亦可隨時召開會議。

審核委員會由三名獨立非執行董事易永發先生、袁耀輝先生和周國華先生組成，由易永發先生擔任審核委員會主任委員，各委員任期與其各自董事任期一致。二零零七年六月，由於周國華先生辭去了其獨立非執行董事職務，經董事會審議批准，增補蔡敬金先生擔任審核委員會委員。各委員會議出席情況如下：

委員姓名	出席會議 (次)	應出席會議 (次)	出席率
易永發(主任委員／委員會主席)	2	2	100%
袁耀輝	2	2	100%
蔡敬金(於2007年6月獲委任)	1	1	100%
周國華(於2007年6月離任)	1	1	100%

審核委員會於二零零七年度先後召開兩次會議，並將會議記錄提交董事會。審核委員會已獲充足資源以履行其職責，其本年度工作報告如下：

- 審閱截至二零零六年十二月三十一日止年度、截至二零零七年六月三十日止六個月的財務報告，經與管理層、公司財務部門及外聘核數師討論，同意本集團採用的會計處理方式，並已盡力確保披露的有關財務資料符合適用的會計準則及《上市規則》的要求；

- 審閱外聘核數師的審計安排及情況説明函件，檢查核數師向管理層提出的問題及管理層做出的回應；

企業管治報告

根據公司章程，董事會對股東大會負責，行使下列職權：負責召集股東大會並向股東大會報告工作；執行股東大會的決議；確定業務計劃和投資計劃；制定年度預算及決算；就股息及紅利分派及股本增減向股東提出建議；制訂公司章程修改方案；除按照中國《公司法》和公司章程規定由股東大會決議的事項外，決定本公司的其他重大事務和行政事務；以及行使股東大會及公司章程授予的其他職權及責任。此外，公司章程還規定董事會做出關於本公司關聯交易的決議時，必須由獨立非執行董事簽字後方能生效。

同時，按照公司章程規定，董事會賦予總經理下列職權：主持本公司日常生產經營活動，組織實施董事會決議；組織實施年度經營計劃和投資計劃；擬訂內部管理機構設置方案；擬訂分支機構設置方案；擬訂基本管理制度；制定基本規章；提請聘任或者解聘副總經理、財務總監；聘任或者解聘除應由董事會聘任或者解聘以外的負責管理人員；公司章程和董事會授予的其他職權。

此外，二零零二年，董事會將股東大會授予董事會的對每一項與本公司主營業務有關的、本公司出資不多於人民幣五百萬元的機構(如本公司地區分銷中心)的投資審批權，轉授予了總經理，以利於提高日常運營管理效率。

董事會於本年度就本公司內部監控系統進行了檢討。本集團現行內部監控系統及其有效性的實施及維護由管理層負責，董事會及其審核委員會監督管理層的行動，並監控內部控制系統的有效性。有關本集團內部監控系統的首次覆核已於二零零六年底前完成，有關在覆核過程中發現的不足，本集團按照《內控手冊》自二零零七年起逐步進行完善。董事會認為本集團二零零七年度的內部監控系統基本有效及足夠，並將每年至少檢討一次本公司的內部監控系統的有效性。

企業管治報告

姓名	於二零零七年度 於第三屆董事會之職務	出席會議 (次)	應出席會議 (次)	出席率
丁衛平	執行董事	5	5	100%
宋金箱	執行董事	5	5	100%
劉德俊	非執行董事	5	5	100%
夏　毅	非執行董事	5	5	100%
宋　箭	非執行董事	5	5	100%
易永發	獨立非執行董事	5	5	100%
袁耀輝	獨立非執行董事	5	5	100%
蔡敬金	獨立非執行董事	3	3	100%
曹建雄	於2007年6月離任， 原非執行董事	2(授權其他 董事代表出席2次)	2	100%
周國華	於2007年6月離任， 原獨立非執行董事	2	2	100%

雖然公司章程對董事會與總經理的職責及權力有明確的規定，但董事會尚未就授予管理層的職權制訂明確的指引，部分偏離守則條文D.1.1及D.1.2。董事會認為以總經理為領導核心的管理團隊，負責本公司的日常經營管理事務，此安排並無損害公司利益，並正考慮在本公司的內部監控系統完善過程中，明確授予管理層的職權。

企業管治報告

本公司二零零七年一月九日臨時股東大會選舉產生了第三屆董事會，各董事任期三年。經二零零七年六月五日舉行的股東周年大會批准，曹建雄先生因其他工作安排及周國華先生因個人原因，分別辭去各自擔任的非執行董事及獨立非執行董事職務，並同時補選了羅朝庚先生、蔡敬金先生分別擔任非執行董事及獨立非執行董事職務，任期至第三屆董事會任期屆滿為止。

本公司三位獨立非執行董事易永發先生、袁耀輝先生、蔡敬金先生及周國華先生(已於二零零七年六月五日離任)均已按《上市規則》第3.13條之規定，提交確認其二零零七年度獨立性之年度確認函。本公司認為上述所有獨立非執行董事均符合《上市規則》第3.13條之獨立性評估指引。獨立非執行董事一貫以積極謹慎的態度盡責的履行其職能， 並以本公司的整體利益為前提，憑藉各自寶貴的專業經驗對本公司的經營管理提供指導意見，並通過擔任本公司審核委員會及薪酬與考核委員會(「薪酬委員會」)委員，履行審核本公司監察財務匯報程序及檢討內部控制等職責。

二零零七年度，董事會共召開5次會議，各董事會議出席情況如下：

姓名	**於二零零七年度於第三屆董事會之職務**	**出席會議** *(次)*	**應出席會議** *(次)*	**出席率**
朱　永	董事長	5	5	100%
王全華	副董事長，非執行董事	5(授權其他董事代表出席1次)	5	100%
羅朝庚	副董事長，非執行董事	3	3	100%
宮國魁	副董事長，非執行董事	5	5	100%
榮　剛	非執行董事	5	5	100%
孫湧濤	非執行董事	5	5	100%
朱曉星	執行董事，總經理	5(授權其他董事代表出席1次)	5	100%

企業管治報告

董事的證券交易

本公司各董事均恪盡職守，以勤勉誠信的態度忠實地履行責任。本公司已採納《上市規則》附錄十之《上市發行人董事進行證券交易的標準守則》(「標準守則」)，要求全體董事按照《標準守則》進行證券交易。經向各位董事作出特定查詢後，二零零七年度，概無任何董事未能遵守《標準守則》的有關規定。

董事會

董事會負有領導及監控本公司的責任，並集體決策和監控本公司營運。

董事會負責編製每個財政期間的賬目，使該賬目能真實公平地反映本集團在該時期內的業務、業績表現。董事會在編制二零零七年度賬目時採納《國際財務報告準則》，選用適合的會計政策，做出審慎合理判斷及估計，並按持續經營基準編制賬目。董事就編制本集團財務報表承擔責任。二零零七年，董事會按公司章程的規定，在有關財政期間結束後120天及60天期限內分別發表二零零六年度及二零零七年中期業績。

於二零零七年，董事會由十五名董事組成(有關董事名單見公司資料一節)，其中執行董事四名，非執行董事十一名(包括三名獨立非執行董事)。本公司現任各董事簡歷載於第122至128頁，各董事均分別擁有航空、信息科技或財經方面的豐富經驗，獨立非執行董事符合《上市規則》第3.10(1)及(2)條的規定。於二零零七年，董事會主席(董事長)及行政總裁(總經理)分別由朱永董事及朱曉星董事連任。

企業管治報告

本公司董事會(「董事會」)、監事會及高級管理人員一直致力於實施有效的企業管治政策，以確保所有決定均恪守誠信、貫徹公開、公平和公正的原則，並發揮必要、有效地制衡作用，並不斷完善企業管治架構，以提高監督管理質量，達到各位股東及有關人士對本集團的期望。

企業管治常規

本公司按照《中華人民共和國公司法及公司章程之規定規範公司運營，並向所有市場參加者和監管部門提供及時、準確、完整、可靠的訊息，努力提高公司透明度。董事會自二零零五年起已採納香港聯合交易所有限公司證券上市規則(「《上市規則》」)附錄十四《企業管治常規守則》中的守則條文(「守則條文」)，作為本公司的企業管治守則。

如本公司《二零零六年年報》的企業管治報告內所述，本公司於二零零六年度偏離了守則條文第A.1.1條及第C.2.1條，於二零零七年，本公司積極改善此狀況，董事會共召開了5次會議；並對包括財務、運作及合規監控及風險管理功能內部監控系統及其有效性進行了檢討，認為本集團內部監控系統基本有效及足夠。

二零零七年，除偏離了守則條文第D.1.1及D.1.2條外，本公司已完全遵守守則條文。公司章程已列出董事會和總經理各自的職權，但本公司未就其他轉授予管理層的職能及管理層的權力訂立具體指引，並未完全遵守守則條文第D.1.1及D.1.2條。董事會認為目前的安排並無損害公司利益。董事會亦考慮在本公司的內部監控系統完善過程中，明確授予管理層的職權。

財務回顧

或有負債

於二零零七年十二月三十一日，本集團並無重大或有負債。

員工

於二零零七年十二月三十一日，本集團的員工總數為2,629名。於二零零七年度人工成本為約人民幣271.7百萬元，佔本集團二零零七年總營業成本的約20.2%。

本集團員工(包括執行董事及職工代表監事)的薪酬包括工資、獎金、補充退休金計劃及其它福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工(包括執行董事及職工代表監事)執行不同的薪酬標準。目前，並無任何非執行董事收取任何薪酬。然而，非執行董事於任期內產生的任何合理支出將由本公司承擔。獨立非執行董事按現行市價收取本公司薪酬，其於任期內產生任何合理支出將由本公司承擔。

於二零零七年度，本集團繼續為員工提供有關航空旅遊和計算機信息技術專業、工商管理教育等學習機會和提供有關計算機信息技術、個人素質、法律、法規和經濟領域最新進展的培訓。

基本醫療保險規定

於二零零一年二月二十日，中國北京市人民政府發佈了《北京市基本醫療保險規定》(「有關規定」)。由於員工醫療保險之有關辦法須按公司所在地的相應政策執行，本公司北京總部從二零零二年九月一日起執行了有關規定。根據該規定，本公司於二零零七年度支付了合共人民幣8,972,092元(二零零六年度支付了合共人民幣7,162,909元)。董事會認為有關規定實施後對本公司財務狀況沒有構成重大影響。

財務回顧

持有至到期日財務資產

於二零零七年十二月三十一日，本集團持有人民幣1億元3%年利率的國債。國債到期日為二零零八年十二月十八日。

資產抵押

於二零零七年十二月三十一日，本集團並無任何資產抵押。

資本開支

本集團二零零七年度的資本開支約為人民幣623.8百萬元，較二零零六年度的約人民幣159.3百萬元，增加了約人民幣464.5百萬元。本集團二零零七年度的資本開支主要包括根據本集團業務戰略購置所需的硬件、軟件以及基礎設施建設。

董事會估計本集團二零零八年所需的計劃資本開支約為人民幣1,372.0百萬元，主要用於建設北京新營運中心、開發及逐步推行新一代航空旅客服務系統及其他新業務。資本支出計劃的資金來源將包括營運活動產生的內部現金流量。董事會估計二零零八年本集團的資金來源完全能夠滿足資本開支計劃、日常營運和其他目的等所需資金。

外匯風險

本集團的外匯風險來自商業交易和已確認資產和負債。人民幣兑外幣的匯率波動對本集團的經營業績可能帶來影響。

資產負債比率

於二零零七年十二月三十一日，本集團之資產負債比率約為10.8%(二零零六年：10.3%)，該比率是通過將本集團於二零零七年十二月三十一日的總負債除以總資產而得出。

財務回顧

股息

於二零零八年三月二十八日，董事會建議派發二零零七年度末期現金股息，每股人民幣0.13元，共計人民幣230,920,950元。在派發上述末期股息後，於二零零七年十二月三十一日可供分配之利潤約為人民幣728.6百萬元(二零零六年：人民幣592.5百萬元)。

變現能力與資本結構

下表列述以下年度本集團的現金流量摘要：

	截至十二月三十一日止年度	
	二零零七年	二零零六年
	(人民幣百萬元)	*(人民幣百萬元)*
經營活動提供之現金流量淨額	**720.6**	650.9
投資活動使用之現金流量淨額	**(467.12)**	(42.1)
融資活動使用之現金淨額	**(256.7)**	(217.3)
匯率變動對現金及現金等價物的影響額	**(20.8)**	(15.2)
現金及現金等價物淨值增加(減少)	**(24.0)**	376.3

本集團二零零七年的營運資金主要來自經營活動。其中來自經營活動現金流入淨額為人民幣720.6百萬元。

二零零七年本集團沒有任何短期和長期銀行貸款，本集團也沒有使用任何用於對沖目的的金融工具。

於二零零七年十二月三十一日，本集團的現金及現金等價物為人民幣1,209.2百萬元，其中約90.5%、6.5%和2.6%分別以人民幣、美元和港幣計價。

財務回顧

企業所得稅

本公司於二零零零年十月在中關村海澱科技園區註冊成立為高新技術企業，並已得到了海澱區國家稅務局的批准，從二零零六年一月一日起按15%的稅率繳納所得稅。

如本公司二零零七年一月三十一日發佈公告所述，本公司獲確認為二零零六年度「國家規劃佈局內重點軟件企業」(「重點軟件企業」)之一，根據相關規定，重點軟件企業在當年未享受免稅優惠的，按10%的優惠稅率繳納企業所得稅，故本公司獲確認為二零零六年重點軟件企業於二零零六年財政年度可以享有該優惠稅率。本公司已按15%的稅率繳納截至二零零六年十二月三十一日止財政年度的企業所得稅。根據相關規定，15%的稅率徵收的企業所得稅與按10%的稅率徵收的企業所得稅的差額已於二零零七年度退還本公司。其影響已相應地反映在二零零七年財務報表。

二零零七年，本公司已按15%的稅率繳納截至二零零七年十二月三十一日止財政年度的企業所得稅。如本公司二零零八年三月十三日發佈公告所述，本公司繼續獲確認為二零零七年度重點軟件企業之一。根據相關規定，二零零七年15%的稅率徵收的企業所得稅與按10%的稅率徵收的企業所得稅的差額將於二零零八年度退還本公司。其影響會在返還發生時的財務報表中進行確認。

本公司權益持有人之應佔盈利

由於上述因素，本公司權益持有人之應佔盈利由二零零六年的約人民幣515.6百萬元增加到二零零七年的約人民幣631.0百萬元，增加了約22.4%。

可供分配利潤

在按照中國會計準則及法規編製的法定財務報表所載的可分配於公司股東之利潤提取了財務報表附註33所載的法定公積金和任意公積金以後，本公司於二零零七年十二月三十一日可供分配之利潤為人民幣959.6百萬元。

財務回顧

營業成本

二零零七年度營業成本為人民幣1,345.0百萬元，較二零零六年的人民幣1,147.9百萬元，增加了人民幣197.1百萬元或17.2%。營業成本的增加反映如下：

- 折舊及攤銷從二零零六年的人民幣229.2百萬元增長到二零零七年的人民幣243.1百萬元，增長了6.1%，主要是由於二零零七年資本性支出的增加導致計提折舊及攤銷增加；

- 人工成本增加了13.3%，主要由於為支持本集團業務發展而增加了員工數量；

- 技術支持及維護費增加了54.8%，主要由於本公司大型主機和網絡設備增加而使得技術維護費用增加所致；

- 佣金及推廣費用增加了27.8%，主要由於APP、酒店預訂等業務發展和市場推廣計劃成功實施所致；及

- 網絡使用費由二零零六年的人民幣76.5百萬元增長到二零零七年的人民幣83.6百萬元，增長了9.2%，主要是航空信息技術服務業務量增長所致。

由於收入及營業成本的上述變化，本集團的營業利潤由二零零六年的人民幣563.8百萬元增加至二零零七年的人民幣656.9百萬元，增加了人民幣93.1百萬元或16.5%。

財務回顧

管理層對財務狀況及經營業績的討論與分析概述

閱讀下述討論和分析時，請一併參閱本年度報告所載列的本集團財務報表(含附註)中的財務資料。財務報表是根據國際財務報告準則編製的。以下討論的歷史業績摘要並不代表對本集團未來業務經營的預測。

概述

二零零七年度本集團税前利潤約為人民幣718.6百萬元，較截至二零零六年十二月三十一日止年度(「二零零六年」)增加了約14.4%。折舊、攤銷、息税前盈餘(EBITDA)約為人民幣892.2百萬元，較二零零六年增加了約13.0%。本公司權益持有人應佔盈利約為人民幣631.0百萬元，較二零零六年增加了約22.4%，主要是由於營業利潤增長和所得税返還所致。

本集團二零零七年度每股基本及攤薄盈利為人民幣0.36元。

總收入

本集團二零零七年度總收入約為人民幣2,001.9百萬元，較二零零六年度總收入約人民幣1,711.7百萬元，增加了約人民幣290.2百萬元或17.0%。增加的主要原因是本公司二零零七年度航空信息技術服務業務量快速增長和旅遊產品分銷，信息技術集成等其他業務收入增長所致。總收入增加之反映如下：

- 航空信息技術服務收入佔本集團二零零七年總收入的80.0%；而二零零六年為81.5%。航空信息技術服務收入由二零零六年的約人民幣1,395.2百萬元增加至二零零七年的約人民幣1,601.2百萬元，增加了約14.8%。

- 數據網絡及其他收入佔本集團二零零七年總收入的20.0%，而二零零六年為18.5%。數據網絡及其他收入由二零零六年的約人民幣316.5百萬元增加至二零零七年的約人民幣400.7百萬元，增加了約26.6%。

業務回顧

信息技術集成服務

二零零七年，本集團繼續挖掘中國航空信息安全需求機會，大力拓展信息技術集成服務業務。在為北京首都國際機場T3航站樓開發面向民航旅客出行安全的信息管理系統(APSIS)的同時，亦協助重慶、深圳等政府安全部門完成部分信息技術集成項目。

基礎設施

本集團的基礎設施是為本集團業務的可持續性發展服務的。本集團基礎設施的建設目標是在確保生產安全、滿足業務發展的同時，綜合運用現有的技術、商務、管理手段，調整系統結構，優化資源配置，提升運行可靠性和抗干擾能力，實現低成本營運。

二零零七年，為滿足業務量快速增長、新業務發展對系統安全運營、應急保障到位的需求，以為即將召開的北京奧運會提供民航旅客信息保障服務為契機，本集團繼續對基礎設施進行技術改造—擴充主機和開放平台資源，建設主機、開放備份系統，完善NewAPP備份體系，強化商務數據網絡的各環節，改善機房環境和供電能力，以優化系統性能，提升處理能力，增強保障能力。二零零七年，本公司的ICS、CRS和APP主機系統的可利用率分別約為99.9%、99.9%、99.9%。

業務回顧

本集團新一代航空旅客服務系統的設計思想是以旅客為中心，採用面向服務的SOA技術架構，在充分發揮主機處理能力更強、開放系統與開放技術的研發更加靈活、響應更加快捷等優勢的同時，實現系統功能的平滑轉移，保持低成本運營，以支持商營航空公司業務的可持續發展、契合航空旅遊行業發展趨勢。二零零七年，本集團在加強研究航空旅遊業發展和信息技術發展趨勢，進一步釐清新一代航空旅客服務系統的發展思路的同時，著手進行新一代航空旅客服務系統的規劃論證，並進行了部分技術準備工作。

分銷信息技術服務

本集團的旅遊分銷網絡是由6,580多家旅行社及旅遊分銷代理人擁有的約52.4千台銷售終端組成的，並通過SITA網絡與國際所有GDS和57家外國及地區商營航空公司實現高等級聯接和直聯，覆蓋了國內外400多個城市，並通過遍布全國各地的30餘個地區分銷中心和香港等海外分銷中心，為旅行社、旅遊分銷代理人提供技術支持和本地化服務。全年處理的交易量逾140.7百萬宗，交易金額達人民幣181.7十億元。

為給旅行社和旅遊分銷代理人提供更豐富、及時的內容，更靈活的分銷方式，更便利的操作流程，二零零七年，本集團繼續加強分銷信息技術服務產品線建設。針對旅遊分銷代理人對接口產品的需求，開發了通用前端業務系統，提高了與其它業務系統的接駁能力；針對大中型分銷商對後台管理軟件的需求，設計開發了綜合業務平台產品，支持其管理客戶資料、發佈銷售政策等一系列業務運作，提高其運營效率。繼二零零五年與全球最大的商旅管理公司之一的美國運通進行戰略合作之後，二零零七年，本公司亦與另一大型商旅管理公司美國嘉信力達成協議，為其業務發展提供綜合信息技術解決方案。

旅遊產品分銷服務

近幾年，中國出、入境旅遊和國內旅遊市場持續繁榮，而二零零八年北京奧運會作為促進中國旅遊業發展的重要契機，更為本集團繼續發展包括酒店預訂、「酒店＋機票」產品、租車和差旅保險產品等旅遊產品的分銷業務提供了良機。二零零七年，本集團繼續完善酒店分銷系統，積極推進與旅遊產品供應商、分銷代理人的合作，銷售的酒店房間量達429.0千間夜，為二零零六年同期的1.9倍。

業務回顧

近幾年，在天空開放理念的推動和放鬆管制、鼓勵競爭的產業政策引導下，中國航空運輸市場日益國際化，競爭更加激烈。本集團圍繞商營航空公司座位控制產品線、分銷業務解決方案產品線及運價產品線，不斷完善和開發航空信息技術服務及其延伸服務，以滿足商營航空公司加強網絡與樞紐建設、致力聯盟與合作、增強電子直銷能力、豐富產品與服務、改善盈利能力過程中對信息技術解決方案的需求。二零零七年，本公司繼續完善與推廣BSP電子客票、商營航空公司直銷電子客票、商營航空公司網站電子客票三大系統，在滿足中國商營航空公司與主要外國及地區商營航空公司之間的電子客票聯運需求的同時，亦為美國航空公司、漢莎航空公司等36家外國及地區商營航空公司銷售電子客票提供技術支持服務。中國商營航空公司通過本公司電子客票系統銷售的電子客票約152.1百萬航段，佔其航班訂座量的比例於二零零七年底達到91.2%。二零零七年，在本公司的技術支持和幫助下，中國國際航空股份有限公司和上海航空股份有限公司以及中國南方航空股份有限公司分別順利地加入了星空聯盟、天合聯盟，為其發掘聯盟價值、提高收益水平創造了條件。二零零七年，本公司繼續完善推廣運價產品線，所開發的國內運價自動發佈、自動計算、電子運價審核等產品得到中國商營航空公司的普遍應用，在國際運價發佈和計算方面也取得了一定進展。隨著漢莎、法航、英航等25家外國商營航空公司的加入，二零零七年，與本公司CRS系統實現直聯的外國及地區商營航空公司增至57家，直接銷售的比例超過了93.1%，從而大幅度地增強了本公司抵禦市場風險的能力。

二零零七年，本公司繼續圍繞APP系統為商營航空公司和機場提供增值服務，推進簡化商務活動。本公司自主研發的符合IATA標準的通用自助值機系統(CUSS)，繼在昆明等機場投入使用後，相繼在廣州、瀋陽等5家機場投產，自主研發的網上值機產品、中轉管理系統、地面運營管理系統亦相繼得到使用，有效地改善了商營航空公司和機場的地面服務水平。本公司在吞吐量位於國內排名前50位的機場實施了新一代APP前端系統(「NewAPP」)的投產、升級改造工作，進一步穩固了NewAPP的市場主導地位。二零零七年，本公司亦持續推進APP系統在海外或地區機場的落地建設和營運工作，協助中國商營航空公司開展中轉、聯程服務，處理的出港旅客量約5.3百萬人次。而隨著荷蘭皇家航空公司、新加坡航空公司等航空公司的加盟，使用本公司APP系統的外國及地區商營航空公司達到37家，處理的出港旅客量約2.8百萬人次。

業務回顧

作為中國航空旅遊業信息技術解決方案的主導供應商，本公司處於中國航空旅遊分銷價值鏈的核心環節：在向中國商營航空公司提供先進的航空信息技術服務及其延伸服務的同時，本公司亦在向旅行社、旅遊分銷代理人、售票處、機構客戶及個人消費者分銷商營航空公司產品與服務、提供信息技術解決方案方面處於領先地位。經過二十多年的不斷開發，已經初步形成了相對完整的、豐富的、功能強大的信息技術服務產品線，滿足從商營航空公司、機場、旅遊產品和服務供應商到旅行社、旅遊分銷代理人、機構客戶、旅客和貨運商等所有行業參與者的需求，幫助他們拓展了業務，改善了服務質量，提高了營運效率。

航空信息技術服務

本公司提供的航空信息技術服務(「AIT」)由一系列的產品和解決方案組成，為中國商營航空公司和300餘家外國及地區商營航空公司提供電子旅遊分銷服務(「ETD」)(包括航班控制系統服務(「ICS」)和計算機分銷系統服務(「CRS」))、機場旅客處理服務(「APP」)，以及與上述核心業務相關的延伸信息技術服務，包括但不限於：支持航空聯盟的產品服務、發展電子客票和電子商務的解決方案、為商營航空公司提供決策支持的數據服務，以及為商營航空公司和機場提供提高地面營運效率的信息技術解決方案等服務。二零零七年，航空信息技術服務業務的收入約為人民幣1,601.2百萬元，約佔本集團總收入的80.0%，較二零零六年同期增長了約14.8%。

正如預期，國民經濟的高速增長，生產要素的快速流動，商務旅行、休閑旅遊的持續繁榮，正推動著中國成長為全球發展速度最快、發展潛力巨大的航空運輸市場。二零零七年，受惠於中國航空運輸業的強勁成長，作為中國航空旅遊業信息技術解決方案的主導供應商，本公司ETD系統處理的國內外商營航空公司航班訂座量突破2億大關，達到了204.4百萬人次，較二零零六年同期增長了約18.2%，其中處理中國商營航空公司的航班訂座量增長了約18.0%，處理外國及地區商營航空公司的航班訂座量增長了約22.0%。

董事長報告

根植於朝氣蓬勃的信息技術業，服務於全面繁榮的航空旅遊業，本集團矢志成為有核心競爭力的領先的信息技術及商務服務提供商，在穩固中國市場主導地位和亞洲一強的基礎上，致力成為具有國際競爭力的一流公司。圍繞這一發展目標，本集團將以航空客運業務為核心，著手建設新的運營中心，大力發展新一代航空旅客服務系統，積極拓展航空貨運物流信息服務、面向終端旅客的電子商務業務，加強區域市場體系建設，增強海外市場客戶服務能力，穩步實施做強做大走出去戰略。

為此，作為戰略調整和戰略佈局的關鍵之年，二零零八年本集團將重點做好以下工作：繼續加大基礎設施投入，通過技術創新和安全管理，切實提升安全水準，確保奧運會期間民航旅客信息保障工作萬無一失；在繼續完善與發展現有系統的基礎上，遵循自主、漸進、開放原則，圍繞系統功能先進、技術架構靈活、運營成本降低三大目標，加快新一代航空旅客服務系統建設，增強自主創新能力；繼續完善技術、產品、商務、客戶服務等環節協調一致的綜合市場保障體系，增強對客戶特別是在海外市場的服務能力，努力維護和擴大核心業務的市場佔有率和規模；充分發揮資本運作對實體業務運營的支持作用，積極拓展航空貨運物流信息服務和面向終端旅客的包括酒店、機票在內的旅遊產品在線／離線分銷的電子商務業務，培育新的收入增長點；堅持以人為本，完善內部管理制度和流程，適時引入股權激勵機制，加強風險管理，強化公司管治，創新企業文化，不斷提升本集團的運營效率。

最後，本人謹此感謝各股東、投資者、客戶、董事和監事一直給予的信任和支持，相信通過全體員工努力、辛勤的工作，本集團一定能夠實現既定的發展目標，繼續為各位股東創造價值。

孫湧濤
代理董事長

二零零八年三月二十八日

董事長報告

致各位股東：

繼二零零四年本集團電子旅遊分銷系統處理的航班訂座量首次突破一億航段大關之後，二零零七年系統處理規模超過二億航段，達到了204.4百萬航段，繼續保持快速發展勢頭，運營狀況和財務表現令人欣慰。

展望未來，雖然預計由美國次貸危機等因素引發的全球經濟放緩、由食品價格上漲等因素引發的國內通貨膨脹等風險因素將不可避免地對投資、消費、進出口產生不利影響，但各方預期，中國經濟仍將繼續高速增長。依託中國經濟的強勁發展動力，以及即將在北京舉辦的奧運會對商務旅行、休閒旅遊的刺激，本人相信，中國航空運輸業仍將繼續繁榮。

當前，隨著信息化和工業化融合進程的推進，信息技術正日益成為產業結構優化升級，實現經濟發展方式轉變，走中國特色新型工業化發展道路的助推劑。作為國民經濟重要組成部分的航空旅遊業，在逐步放鬆管制、鼓勵競爭的產業政策和開放技術、互聯網技術等廣泛應用的推動下，行業參與者更加依賴信息技術，提高核心資源集約的配置效能，推進運營管理和營銷模式的轉型，增強複合型競爭能力，以適應網絡化、聯盟化的行業發展趨勢，應對日益激烈的國際國內競爭，實現可持續發展，從而促進着行業結構的合理化和高級化。

財務摘要



893,618
1,282,850
1,496,784
1,711,705
2,001,903
2003
2004
2005
2006
2007
數據網絡及其他
航空信息技術服務

總收入 *(人民幣千元)*



272,345
499,598
594,757
627,942
718,591
2003
2004
2005
2006
2007

稅前利潤 *(人民幣千元)*



386,900
628,800
723,800
789,500
892,200
2003
2004
2005
2006
2007

折舊、攤銷、息稅前盈餘 *(人民幣千元)*

財務摘要



630,989
529,647
515,587
449,181
242,541
2003
2004
2005
2006
2007

本公司權益持有人應佔盈利 *(人民幣千元)*



0.36
0.30
0.29
0.25
0.14
2003
2004
2005
2006
2007

每股盈利(基本及攤薄) *(人民幣元)*



4,951,253
4,426,018
4,107,601
3,750,889
3,376,223
2003
2004
2005
2006
2007

總資產 *(人民幣千元)*

公司簡介

中國民航信息網絡股份有限公司(「本公司」，或連同其附屬公司合稱「本集團」)是中國航空旅遊業信息技術解決方案的主導供應商。本集團一直致力於開發先進的產品及服務，滿足所有行業參與者(從商營航空公司、機場、航空旅遊產品和服務供應商到旅遊分銷代理人、機構客戶、旅客及貨運商)進行電子交易及管理與行程相關信息的需求。本公司的核心業務包括航空信息技術服務、分銷信息技術服務等。

本公司於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，於下列附屬公司中持有控制性權益：中國民航信息網絡股份(香港)有限公司、中國民航信息網絡股份(新加坡)有限公司、中國民航信息網絡股份(韓國)有限公司、中國民航信息網絡股份(日本)有限公司、海南民航凱亞有限公司、深圳民航凱亞有限公司、湖北民航凱亞有限公司、重慶民航凱亞信息技術有限公司、雲南民航凱亞信息有限公司、廈門民航凱亞有限公司、青島民航凱亞系統集成有限公司、西安民航凱亞科技有限公司、新疆民航凱亞信息網絡有限責任公司及天信達信息技術有限公司。本公司亦於下列聯營公司中持有權益：上海民航華東凱亞系統集成有限公司、瀋陽民航東北凱亞有限公司、成都民航西南凱亞有限責任公司、黑龍江航信空港網絡有限公司、雲南航信空港網絡有限公司、上海東美在線旅行社有限公司、大連航信空港網絡有限責任公司、河北航信空港網絡有限公司及廣州空港航翼信息科技有限公司。

本集團於二零零七年十二月三十一日有員工2,629名。

本公司之H股於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。本公司目前最大股東為中國民航信息集團公司，持有本公司約22.3%股份；本公司約42.7%股份由14家中國商營航空公司持有，其中包括三個最大的中國商營航空公司的控股公司中國南方航空集團公司、中國東方航空集團公司及中國航空集團公司；本公司其餘35.0%股份則由H股股東持有。

本公司已建立第一級美國預託證券憑證計劃，該計劃中之美國預託證券自二零零二年十二月二十七日起在美國場外證券市場(OTC)進行買賣。


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目錄


U 7129
哈尔滨 HARBIN

中国航信
TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)



二零零七年
年報

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This circular appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the shares of TravelSky Technology Limited.

If you are in doubt as to any aspect of this circular, you should consult an exchange participant or other licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in TravelSky Technology Limited, you should at once hand this circular to the purchaser or transferee or to the bank, exchange participant or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

中国航信 TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

MAJOR AND CONNECTED TRANSACTION
AND
CONTINUING CONNECTED TRANSACTIONS
AND
SPECIAL MANDATE TO ISSUE SHARES
AND
AMENDMENTS TO ARTICLES OF ASSOCIATION
AND
NOTICE OF EGM

Financial Adviser

BOCI ASIA LIMITED

Independent financial adviser to
the Independent Board Committee and the Independent Shareholders

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

A letter from the Board is set out on pages 1 to 30 of this circular. A letter from the Independent Board Committee (as defined in this circular) containing its advice to the Independent Shareholders (as defined in this circular) is set out on pages 31 to 32 of this circular. A letter from China Merchants, the independent financial adviser, setting out its advice and recommendation to the Independent Board Committee and the Independent Shareholders is set out on pages 33 to 72 of this circular.

A notice convening the extraordinary general meeting (the "EGM") of the Company to be held at the conference room of the Company at Floor 19, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the PRC on 31 July 2008 at 10:00 a.m. is set out on pages 230 to 233 of this circular. A form of proxy for use at the EGM is also enclosed with this circular. Whether or not you intend to attend and vote at the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as soon as possible but in any event by not later than 24 hours before the time appointed for holding of the EGM or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the EGM or any adjourned meeting should you so wish.

16 June 2008

CONTENTS

In this circular, the following expressions have the meanings set out below unless the context requires otherwise:

"ACCA"	Accounting Centre of China Aviation Limited Company (中國航空結算有限責任公司), a wholly-owned subsidiary of CTHC
"ACCA Continuing Connected Transactions"	means the ongoing agreements and trading arrangements and the transactions contemplated thereunder between ACCA and Ya Ka and the Connected Airlines respectively, details of which are set out in the paragraphs headed "ACCA Continuing Connected Transactions" under the section headed "Letter from the Board" in this circular
"ACCA Group"	ACCA and its subsidiaries
"Acquisition"	the acquisition of (i) the entire registered capital in ACCA and (ii) the Property pursuant to the Sale and Purchase Agreement
"Aggregated Continuing Connected Transaction"	the aggregated continuing connected transactions of the Enlarged Group as a result of the Acquisition
"Air China"	Air China Limited (中國國際航空股份有限公司), a subsidiary of China Holding
"Announcement"	the announcement of the Company dated 26 May 2008
"Annual Caps"	the maximum aggregate annual value of each continuing connected transaction, as required by Rule 14A.35(2) of the Listing Rules
"Annual Report 2007"	the annual report of the Company for the year ended 31 December 2007
"Articles"	articles of association of the Company
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"BSP Services"	provision of sales data processing and settlement service
"Business Day"	a day on which banks are open for business in Hong Kong (excluding Saturday)
"CAAC"	Civil Aviation Administration of China

"China Holding"	China National Aviation Holding Company (中國航空集團公司), a Shareholder and a promoter of the Company, and its subsidiaries
"China Merchants"	China Merchants Securities (HK) Co., Ltd., the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Acquisition and the Non-exempt Continuing Connected Transactions (and the applicable Annual Caps) and a corporation licensed to carry on type 1 (dealings in securities), type 2 (dealings in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO
"Company"	TravelSky Technology Limited (中國民航信息網絡股份有限公司), a company established in the PRC, whose H Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Completion"	completion of the Acquisition
"Connected Airlines"	Southern Airlines, Eastern Airlines, Air China, Macau Airlines, Xiamen Airlines, Hainan Airlines, Shenzhen Airlines, Shanghai Airlines, Shandong Airlines and Sichuan Airlines, all being connected persons of the Company
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules
"Consideration Shares"	174,491,393 new Domestic Shares to be issued at the issue price of HK$6.39 per Share for the settlement of the consideration payable for the Acquisition pursuant to the Sale and Purchase Agreement
"Continuing Connected Transactions"	means the existing continuing connected transactions between the Group and CTHC and certain Connected Airlines respectively before Completion of the Acquisition, details of which are set out in the paragraphs headed "Continuing Connected Transactions of the Company" under the section headed "Letter from the Board" in this circular
"CTHC"	China TravelSky Holding Company (中國民航信息集團公司), a company incorporated in the PRC, holding approximately 22.35% of the entire issued share capital of the Company as at the Latest Practicable Date, and a promoter and a substantial Shareholder of the Company
"Director(s)"	the director(s) of the Company

"Domestic Mail Revenue Accounting and Settlement Agreement"	an agreement dated 30 July 1997 between ACCA as the service provider and certain domestic airline companies in the PRC in relation to the provision of the Domestic Mail Revenue Accounting and Settlement Services
"Domestic Shareholders"	holders of the Domestic Shares, comprising CTHC, Southern Holding, Xiamen Airlines, Sichuan Air Group, Eastern Holding, Eastern Airlines, China Eastern Air Wuhan Company Limited (中國東方航空武漢有限責任公司), China Holding, Shenzhen Airlines, Shandong Airlines, Hainan Airlines, China Xinhua Airlines Limited (中國新華航空有限責任公司), Changan Airlines Limited (長安航空有限責任公司), Shanxi Aviation Industry Company (山西航空實業公司) and Shanghai Airlines
"Domestic Shares"	domestic shares of book value of RMB1.00 each in the share capital of the Company
"Eastern Airlines"	China Eastern Airlines Corporation Limited (中國東方航空股份有限公司), a subsidiary of Eastern Holding
"Eastern Holding"	China Eastern Air Holding Company (中國東方航空集團公司), a Shareholder and a promoter of the Company
"EGM"	an extraordinary general meeting of the Company to be convened for the purpose of considering, among others, by the Independent Shareholders the Sale and Purchase Agreement and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps), notice of which is set out in this circular
"Enlarged Group"	the Company and its subsidiaries after Completion
"Financial Adviser"	BOCI Asia Limited, the financial adviser to the Company in respect of the Acquisition and the Non-exempt Continuing Connected Transactions and a corporation licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO
"Group"	the Company and its subsidiaries
"H Shares"	Hong Kong listed shares of RMB1.00 each in the share capital of the Company
"Hainan Airlines"	Hainan Airlines Company Limited (海南航空股份有限公司), a Shareholder and a promoter of the Company, and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IATA"	The International Air Transport Association, an association incorporated in Canada
"IATA Agreement"	an agreement dated 27 March 2008 entered into between ACCA as the service supplier and IATA as authorised by, among other airlines, the Connected Airlines, in relation to the provision of the BSP Services to IATA
"Independent Board Committee"	the independent committee of the Board established by the Company as required by Rule 14A.21 of the Listing Rules, comprising Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim, all being independent non-executive Directors, to consider the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps) and to opine among others, as to whether the terms of the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps) are fair and reasonable and in the interests of the Company and its Shareholders as a whole
"Independent Shareholders"	means (a) in relation to the Acquisition, Shareholders other than (i) CTHC and its associates, and (ii) the Domestic Shareholders (except CTHC and Shanxi Aviation Industry Company), all being the Connected Airlines or their respective associates, and (b) in relation to each of the Non-exempt Continuing Connected Transaction, Shareholders other than the related Connected Airline who is a party to the transaction, and its associates, details of which are set out on page 2 and pages 28 to 29 respectively
"Independent Third Party/(ies)"	independent third party or parties and its/their ultimate beneficial owner(s) who is/are independent of the Company and is/are not the connected person(s) of the Company
"Latest Practicable Date"	12 June 2008, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau Airlines"	Air Macau Company Limited (澳門航空股份有限公司), a subsidiary of Air China
"Non-exempt Continuing Connected Transactions"	means the ACCA Continuing Connected Transactions which require the approval of the Independent Shareholders at the EGM

"PRC"	the People's Republic of China
"Property"	a state-owned land use right with site area of 5,332.54 sq.m. and 8 buildings erected thereon with a total gross floor area of 12,003.74 sq.m. located in No. 11 Dongxing Li, Chaoyang District, Beijing, the PRC
"Property Management Agreement"	the agreement between Ya Ka and ACCA dated 3 February 2008 in relation to the provision of office building property management services
"RMB"	Renminbi, the lawful currency of the PRC
"Sale and Purchase Agreement"	the sale and purchase agreement dated 5 May 2008 entered into between CTHC and the Company in relation to the Acquisition
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Shandong Airlines"	Shandong Airlines Company Limited (山東航空股份有限公司), a Shareholder and a promoter of the Company, and its subsidiaries
"Shanghai Airlines"	Shanghai Airlines Company Limited (上海航空股份有限公司), a Shareholder and a promoter of the Company, and its subsidiaries
"Share(s)"	the ordinary share(s) in the share capital of the Company, with a nominal value of RMB1.00 each
"Shareholder(s)"	the shareholders of the Company
"Shenzhen Airlines"	Shenzhen Airlines Company Limited (深圳航空有限責任公司), a Shareholder and a promoter of the Company, and its subsidiaries
"Sichuan Air Group"	Sichuan Air Group Company (四川航空集團公司), a Shareholder and a promoter of the Company, and its subsidiaries
"Sichuan Airlines"	Sichuan Airlines Company Limited (四川航空股份有限公司), a subsidiary of Sichuan Air Group
"SITA"	Société Internationale de Télécommunications Aeronautiques
"Southern Airlines"	China Southern Airlines Company Limited (中國南方航空股份有限公司), a subsidiary of Southern Holding

"Southern Holding"	China Southern Air Holding Company (中國南方航空集團公司), a Shareholder and a promoter of the Company, and its subsidiaries
"sq.m."	square meter(s)
"Stock Exchange"	the Stock Exchange of Hong Kong Limited
"substantial shareholder"	has the meaning ascribed thereto under the Listing Rules
"Xiamen Airlines"	Xiamen Airlines Company Limited (廈門航空有限公司), a Shareholder and a promoter of the Company, and its subsidiaries
"Ya Ka"	Beijing Ya Ka Jing Cheng Property Management Company (北京亞卡精誠物業管理中心), a wholly-owned subsidiary of CTHC
"%"	per cent.

In this circular, certain amounts quoted in RMB should be translated into Hong Kong dollars at the reference rate of RMB1.00 to HK$1.115 for information purpose only. Such translation should not be construed as a representation that the relevant amounts have been, could have been or could be, converted at that or any other rate or at all.

For reference purposes only, the Chinese names of the PRC entities, authorities or facilities have been translated into English in this circular. In the event of any discrepancies between the Chinese names of these PRC entities, authorities or facilities and their respective English translations, the Chinese version shall prevail.

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

Executive Directors:
Mr. Xu Qiang *(Chairman)*
Mr. Zhu Xiaoxing
Mr. Ding Weiping
Mr. Song Jinxiang

Non-executive Directors:
Mr. Wang Quanhua
Mr. Luo Chaogeng
Mr. Gong Guokui
Mr. Rong Gang
Mr. Sun Yongtao
Mr. Liu Dejun
Mr. Xia Yi
Mr. Song Jian

Independent non-executive Directors:
Mr. Yick Wing Fat, Simon
Mr. Yuan Yaohui
Mr. Chua Keng Kim

Registered office:
18th-20th Floors
South Wing, Park C
Raycom InfoTech Park
No. 2, Ke Xue Yuan South Road
Haidian District
Beijing 100190, PRC

16 June 2008

To the Shareholders

Dear Sir/Madam,

MAJOR AND CONNECTED TRANSACTION
AND
CONTINUING CONNECTED TRANSACTIONS
AND
SPECIAL MANDATE TO ISSUE SHARES
AND
AMENDMENTS TO ARTICLES OF ASSOCIATION

INTRODUCTION

Acquisition

On 5 May 2008, the Company entered into the Sale and Purchase Agreement with CTHC pursuant to which, CTHC agreed to sell and the Company agreed to purchase (i) the entire registered capital of ACCA for a consideration of RMB788 million (equivalent to approximately HK$878.62 million) and (ii) the Property for a consideration of RMB212 million (equivalent to approximately HK$236.38 million), amounting to an aggregate consideration of RMB1 billion (equivalent to approximately HK$1.115 billion). The aggregate consideration will be satisfied by way of the Company issuing and allotting to CTHC or its nominees 174,491,393 new Domestic Shares at a price of HK$6.39 (equivalent to approximately RMB5.73) per Consideration Share upon the Completion. The Consideration Shares represent approximately 9.82% of the existing total issued share capital of the Company and approximately 8.94% of the total issued share capital of the Company as enlarged by the issue of the Consideration Shares. The issue of the Consideration Shares is subject to an approval of a specific mandate to be sought from the Independent Shareholders at the EGM. If the specific mandate is granted at the EGM, the registered share capital of the Company will need to be increased upon Completion and the Articles will also need to be amended accordingly. The respective resolutions to approve the amendments to the Articles and the Acquisition at the EGM are inter-conditional upon each other.

CTHC is a substantial Shareholder of the Company and holds approximately 22.35% of the entire equity interest of the Company as at the date of the Sale and Purchase Agreement and is therefore a connected person of the Company under the Listing Rules. As the applicable percentage ratios of the Acquisition exceed 25% but is less than 100% as defined under Rule 14.07 of the Listing Rules, the Acquisition constitutes a major and connected transaction for the Company under the Listing Rules and is subject to the requirements of reporting, announcement and approval of the Independent Shareholders at the EGM which shall be taken on poll as required under the Listing Rules. The Company will convene an EGM for the purpose of considering and, if it thought fit, approving, among others, the Sale and Purchase Agreement and the Acquisition as well as authorising the Directors to issue the Consideration Shares. Under Rule 14A.18 of the Listing Rule, any connected person of the Company with a material interest in the connected transaction is required to abstain from voting at the EGM. Accordingly, (a) CTHC and its associates, and (b) the Domestic Shareholders (except CTHC and Shanxi Aviation Industry Company), all being the Connected Airlines or their respective associates and who are considered to be interested in the Acquisition by virtue of their business relationship with ACCA, will abstain from voting at the EGM on the resolutions approving the Acquisition and the issue of the Consideration Shares.

Amendment to Articles

Based on 1,776,315,000 Shares in issue as at the Latest Practicable Date, comprising of 1,154,607,000 Domestic Shares and 621,708,000 H Shares, and on the assumptions that no new Shares will be allotted or issued and no exiting Shares will be repurchased prior to the Latest Practicable Date, upon satisfaction of the conditions set out in the paragraph headed "Conditions Precedent" below and Completion, the total number of Domestic Shares to be issued pursuant to the Completion will be 174,491,393 of book value of RMB1.00 each amounting to RMB1 billion (equivalent to approximately HK$1.115 billion). If the Acquisition is approved by the Independent Shareholders at the EGM, the registered share capital of the Company will need to be increased upon Completion and the Articles will be required to be amended accordingly.

Continuing Connected Transactions

Upon Completion, ACCA will become a wholly-owned subsidiary of the Company. The ACCA Continuing Connected Transactions will form part of the Continuing Connected Transactions of the Group, which include (a) the Property Management Agreement, (b) the agreements in relation to the Revenue Accounting Systems Development and Support Services, and the Passenger and Cargo Revenue Accounting and Settlement Services, (c) Domestic Mail Revenue Accounting and Settlement Agreement and (d) IATA Agreement. Certain ACCA Continuing Connected Transactions and the Continuing Connected Transactions have been, and will continue to be, entered into on a recurring basis and on normal commercial terms and in the ordinary course of business of the Group. Details of which are set out under Part B of the section headed "ACCA Continuing Connected Transactions" and Part C of the section headed "Continuing Connected Transactions of the Company" of this letter.

The section heading "Aggregated Continuing Connected Transactions of the Enlarged Group" under Part D of this letter sets out the Annual Caps in respect of each category of the Aggregated Continuing Connected Transactions . As one or more of the relevant percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the aggregate fees payable or receivable by the Group for the Non-exempt Continuing Connected Transactions will, on an annual basis, exceed 2.5%, each of the Non-exempt Continuing Connected Transactions is conditional on prior approval by the Independent Shareholders at the EGM which shall be taken by poll in accordance with the requirements of the Listing Rules. Under Rule 14A.18 of the Listing Rule, any connected person of the Company with a material interest in the Non-exempt Continuing Connected Transactions is required to abstain from voting at the EGM. Please refer to Part D of the section headed "Aggregated Continuing Connected Transactions of the Enlarged Group" of this letter for the parties who will abstain from voting at the EGM in respect of the Non-exempt Continuing Connected Transactions.

The purpose of this circular is:

1. to provide you with the details of the Sale and Purchase Agreement and the transactions contemplated thereunder;

2. to set out the advice of China Merchants, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, in respect of (a) the Acquisition; (b) the terms of the Non-exempt Continuing Connected Transactions; and (c) the respective Annual Caps for each of the Non-exempt Continuing Connected Transactions;

3. to set out the recommendation of the Independent Board Committee in respect of items 2(a) to 2(c) above; and

4. to give you notice of the EGM at which (i) a special resolution will be proposed for the Independent Shareholders to consider, and if thought fit, to approve, among others, the Acquisition; (ii) a special resolution will be proposed for the Independent Shareholders to consider, and if thought fit, to approve the issue of the Consideration Shares; (iii) an ordinary resolution will be proposed for the Independent Shareholders to consider, and if thought fit, to approve each of the Non-exempt Continuing Connected Transactions and the applicable Annual Caps; and (iv) a special resolution will be proposed for the Shareholders to consider, and if thought fit, to approve the proposed amendments to the Articles.

PART A

SALE AND PURCHASE AGREEMENT

Date

5 May 2008

Purchaser

The Company

Vendor

CTHC

Assets to be acquired

(i) the entire registered capital of ACCA; and

(ii) the Property

Consideration

The considerations of the entire registered capital of ACCA and the Property are RMB788 million (equivalent to approximately HK$878.62 million) and RMB212 million (equivalent to approximately HK$236.38 million) respectively, amounting to an aggregate consideration of RMB1 billion (equivalent to approximately HK$1.115 billion).

The aggregate consideration shall be settled upon the Completion by way of the Company issuing and allotting to CTHC or its nominees 174,491,393 new Domestic Shares at a price of HK$6.39 (equivalent to approximately RMB5.73) per Consideration Share. The Company considered that the payment of consideration of the Acquisition was more appropriate by way of the Company issuing the Consideration Shares as opposed to payment by cash, because based on the related regulations by the State-owned Assets Supervision and Administration Commission of the State Council and the legal opinion provided by the PRC lawyer of the Company, cash payment made by the Company for this transaction would trigger the requirement for an open tender under the applicable PRC laws. The Directors confirmed that all necessary approvals from the relevant PRC authorities for the issue of Consideration Shares by the Company have been obtained under the applicable PRC laws. The consideration of ACCA was determined based on arm's length negotiations between CTHC and the Company with reference to the consolidated net assets value of ACCA as at 31 December 2007 which amounted to RMB699.4 million (equivalent to approximately HK$779.83 million) and price earning multiples of comparable companies. The consideration of the Property was determined based on arm's length negotiations between CTHC and the Company with reference to the recent available appraisal value of the Property. The Property is valued by Jones Lang LaSalle Sallmanns Limited, an Independent Third Party, at approximately RMB208.3 million (approximately HK$232.25 million) as at 31 March 2008 which is valued by the direct comparison approach assuming sale of the property interests in their existing state with the benefit of immediate vacant possession and by making reference to comparable sale transactions as available in the relevant market.

The issue price of HK$6.39 per Consideration Share to be issued by the Company was determined after arm's length negotiations between the Company and CTHC and was equal to the average closing price of HK$6.39 per H Share as quoted on the Stock Exchange for the last twenty full trading days of the H Shares immediately before the date of the Sale and Purchase Agreement.

The issue price represents:

(i) a discount of approximately 4.48% to the closing price of HK$6.69 per H Share as quoted on the Stock Exchange on the last full trading day of the H Shares immediately before the date of the Sale and Purchase Agreement;

(ii) a discount of approximately 3.33% to the average closing price of HK$6.61 per H Share as quoted on the Stock Exchange for the last ten full trading days of the H Shares immediately before the date of the Sale and Purchase Agreement;

(iii) a premium of approximately 2.90% over the average closing price of HK$6.21 per H Share as quoted on the Stock Exchange for the last thirty full trading days of the H Shares immediately before the date of the Sale and Purchase Agreement; and

(iv) a premium of approximately 2.57% over the closing price of HK$6.23 per H Share as quoted on the Stock Exchange as at the Latest Practicable Date.

The Consideration Shares represent approximately 9.82% of the existing total issued share capital of the Company and approximately 8.94% of the total issued share capital of the Company as enlarged by the issue of the Consideration Shares. The Consideration Shares are proposed to be issued pursuant to a specific mandate to be sought from the Independent Shareholders at the EGM.

The Consideration Shares will be credited as fully-paid and rank pari passu in all respects with the Shares in issue as at the date of issue and allotment of the Consideration Shares. There is no special restriction applied to the subsequent sale of the Consideration Shares compared with the Domestic Shares in issue as at the date of this letter. The issue of the Consideration Shares for the Acquisition will not result in any change of control of the Company.

Conditions precedent

The Completion of the Acquisition shall be conditional upon, among other things, the following conditions precedent being fulfilled or waived:

(a) approval of the Sale and Purchase Agreement and the transactions contemplated thereunder by the Independent Shareholders at the EGM;

(b) approval from all relevant PRC government authorities for the transactions contemplated under the Sale and Purchase Agreement and compliance with the all PRC laws and requirements for the Acquisition;

(c) the representations and warranties in the Sale and Purchase Agreement being true and correct and not misleading in any material respects;

(d) the Company being satisfied with the results of the due diligence investigation in respect of ACCA and the Property; and

(e) the Company having obtained a legal opinion issued by a PRC law firm of lawyers in respect of the legality and enforceability of the Acquisition.

The Company has the right to waive whole or part of the conditions (c) to (e) above.

Save for condition (a) above, which requires approval from to be approved by the Independent Shareholder at the EGM, the Company confirmed that all of the other conditions have been fulfiled as at the Latest Practicable Date.

INFORMATION ON THE COMPANY, CTHC, ACCA AND THE PROPERTY

The Company

The Company is principally engaged in provision of aviation information technology services in the PRC.

CTHC

CTHC is principally engaged in the management of state-owned assets and stated owned equity interests resulting from investment of the States in the group companies and its invested entities. To the best of knowledge and belief having made all reasonable enquiries by the Directors, none of Southern Holding, Eastern Holding and China Holding are party(ies) acting in concert with CTHC.

ACCA

ACCA is principally engaged in the provision of accounting, settlement and clearing services and information system development and support services to commercial airlines and other aviation companies. The accounting, settlement and clearing services and system development and support services mainly include (i) passenger and cargo revenue, mail revenue and airport miscellaneous charges accounting and settlement services; (ii) BSP Services and (iii) Revenue Accounting Systems Development and support services to the aviation industry in the PRC. ACCA is a major service provider in these areas in the PRC.

ACCA is the BSP service provider of IATA BSP data processing service ("BSP DPC"), which is one of three big recognised BSP DPCs in the world and has become the largest provider of outsourced services and system products in revenue accounting and settlement in the airline industry of PRC. Its major customers include 20 domestic passenger and cargo airlines, 3 regional and overseas commercial airlines, 47 local airports, government organisations and IATA.

ACCA has a registered capital of RMB759,785,200 as at the Latest Practicable Date. The audited consolidated net assets value of ACCA as at 31 December 2007 was approximately RMB699.4 million (equivalent to approximately HK$779.83 million), which was prepared in accordance with the International Financial Reporting Standards. The following table sets out the audited consolidated turnover, profit before and after taxation for each of the two financial years ended 31 December 2007 prepared under the International Financial Reporting Standards.

	For the financial year ended 31 December 2006		For the financial year ended 31 December 2007	
		Equivalent to		*Equivalent to*
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*
Revenues	255,926	285,357	273,485	304,936
Profit before taxation	96,440	107,531	102,854	114,682
Profit after taxation	65,223	72,724	63,898	71,246

Management Discussion and Analysis of the Financial Information of ACCA Group

Investors should read the following discussion and analysis in conjunction with the financial information of ACCA Group, including notes thereto, as set forth in Appendix II "Accountant's Report of ACCA Group" to the circular, which has been prepared in accordance with the International Financial Reporting Standards ("IFRS").

(i) Performance analysis for the year ended 31 December 2007 compared to year ended 31 December 2006 and year ended 31 December 2006 compared to year ended 31 December 2005

Revenues of ACCA Group primarily comprise the service fees earned for the provision of accounting settlement and clearing services, and information system development and support services to commercial airlines and other aviation companies. ACCA Group's consolidated revenues for the year ended 31 December 2007 amounted to approximately RMB273.5 million, representing an increase of approximately 6.86% over the prior year. The consolidated revenues for the year ended 31 December 2006 amounted to approximately RMB255.9 million, representing an increase of approximately 4.16% over the consolidated revenues for the year ended 31 December 2005 of approximately RMB245.7 million. The steady increase in revenues was mainly due to the development of new markets and enrolling of new customers by ACCA. Moreover, expansion of the aviation industry in the PRC also contributed a positive impact on ACCA's business.

ACCA Group's consolidated profit attributable to equity owner for the year ended 31 December 2007 amounted to approximately RMB63.9 million, representing a decrease of approximately 2.03% over the prior year. The decrease was mainly due to the reduction of deferred tax assets in the year ended 31 December 2007 as a result of the reduction in corporate income tax rate to which ACCA is subject from 33% to 25% from 2008 onwards. The consolidated profit attributable to equity owner for the year ended 31 December 2006 amounted to approximately RMB65.2 million, representing a substantial decrease of approximately 47.05% over the consolidated profit attributable to equity owner for the year ended 31 December 2005 of approximately RMB123.2 million, which includes a one-off reversal of financial guarantee obligation of approximately RMB67.7 million (please refer to note 12 to the financial information as set out in the section headed "Accountant's Report of ACCA" for details). After elimination of this one-off item, the consolidated profit attributable to equity owner for the year ended 31 December 2005 reduces to RMB55.5 million. In general, the net profit margin of ACCA (excluding the one-off item of reversal of financial guarantee obligation in 2005 as mentioned above) maintained at a relatively steady level ranging between approximately 23% and 25% during the three financial years ended 31 December 2005, 2006 and 2007.

(ii) Liquidity and capital resources

The financial position of ACCA Group is summarized a follows:

	As at 31 December 2005 *(RMB'000)*	As at 31 December 2006 *(RMB'000)*	As at 31 December 2007 *(RMB'000)*
Current assets *(a)*	1,082,171	893,708	982,426
Total assets *(b)*	1,204,225	1,034,439	1,114,470
Current liabilities *(c)*	844,363	605,026	415,096
Total liabilities *(d)*	855,773	618,386	415,096
Current ratio *(a/c)*	1.28	1.48	2.37
Gearing ratio *(d/b)*	71.1%	59.8%	37.2%

As at 31 December 2007, ACCA Group had net current assets of approximately RMB567.3 million. The current assets were mainly comprised of accounts receivable of approximately of RMB10.8 million, amounts due from holding company and fellow subsidiaries of approximately RMB20.8 million, other receivables and other current assets of approximately RMB423.3 million and cash equivalents of approximately RMB527.6 million. The current liabilities were mainly comprised of accounts payables of approximately RMB3.0 million, other payables and other current liabilities of approximately RMB346.2 million and income tax payable of approximately RMB65.9 million. Current ratio has improved from approximately 1.28 to approximately 2.37 and it was mainly due to the decrease in other payables as a result of that ACCA Group shortened the payment period for the settlement and clearing services.

The gearing ratio of ACCA Group has greatly improved from approximately 71.7% as at 31 December 2005 to approximately 37.2% as at 31 December 2007 and it was mainly due to the substantial reduction in other payables from approximately RMB697.6 million as at 31 December 2005 to approximately RMB302.8 million as at 31 December 2007 as a result of ACCA Group shortened the payment period for the settlement and clearing services.

ACCA Group had no short-term and long-term bank loans as at 31 December 2005, 2006 and 2007, and ACCA Group did not use any financial instruments for hedging purposes.

As at 31 December 2005, 2006 and 2007, cash and cash equivalents held by ACCA Group amounted to RMB17.9 million, RMB28.2 million and RMB527.6 million respectively of which all of them were denominated in RMB.

(iii) Cash Flows

	Year ended 31 December 2005 *(RMB'000)*	Year ended 31 December 2006 *(RMB'000)*	Year ended 31 December 2007 *(RMB'000)*
Net cash generated from/(used in) operating activities	(24,396)	37,608	481,095
Net cash generated from/(used in) investing activities	3,299	(29,706)	(4,252)
Net cash generated from financing activities	26,780	2,378	22,590
Net increase in cash and cash equivalents	5,683	10,280	499,433

Net cash generated from/(used in) operating activities

Net cash used in operating activities of approximately RMB24.4 million for the year ended 31 December 2005, and net cash generated from operating activities of approximately RMB37.6 million for the year ended 31 December 2006. It is mainly attributable to the increase in working capital in 2006. The net cash generated from operating activities has increased significantly to approximately RMB481.1 million for the year ended 31 December 2007 and it was mainly due to the termination of the centralized management of the group's treasury function by CTHC since October 2007 and all bank balances maintained at CTHC were transferred back to ACCA Group.

Net cash generated from/(used in) investing activities

ACCA Group recorded net cash generated from investing activities of approximately RMB3.3 million for the year ended 31 December 2005, and net cash used in investing activities of approximately RMB29.7 million for the year ended 31 December 2006. It is mainly attributable to more office equipment, electronic equipment, computer software and land use rights were acquired in 2006. As comparatively less fixed assets were acquired in 2007, the net cash used in investing activities reduced to approximately RMB4.3 million.

Net cash generated from financing activities

The net cash generated from financing activities were approximately RMB26.8 million, RMB2.4 million and RMB22.6 million respectively for the three years ended 31 December 2005, 2006 and 2007. The balances represented cash received from the non-core operations of ACCA Group which were retained by CTHC throughout the three financial years pursuant to the reorganisation of ACCA Group in October 2007. Since CTHC had waived the obligation of ACCA Group to repay the amount back, it was classified by ACCA Group as contributions from equity owner.

(iv) Charge on Assets

As at 31 December 2005, 2006 and 2007, ACCA Group had no charge on its assets.

(v) Investments

ACCA Group had no significant investments during the three years ended 31 December 2005, 2006 and 2007. ACCA Group currently has no plan for material investments or capital assets.

(vi) Acquisitions and disposals

ACCA Group had no acquisition and disposal activities during the three years ended 31 December 2005, 2006 and 2007.

(vii) Foreign currency risk

ACCA Group's exposure to foreign exchange risk mainly arises from its accounting settlement and clearing services as the ACCA Group made payments or collections in foreign currencies on behalf of its customers.

(viii) Employees and Remuneration Policies

The total number of employees of ACCA Group as at 31 December 2005, 2006 and 2007 was 772, 761 and 775 respectively. The total amount of salaries, allowances and retirement benefits for the employees of ACCA Group during the three years ended 31 December 2005, 2006 and 2007 was RMB108.2 million, RMB97.6 million and RMB109.2 million respectively.

(ix) Contingent Liabilities

As at 31 December 2005, 2006 and 2007, ACCA Group had no material contingent liabilities.

The Property

The Property is located at No. 11 Dongxing Li, Chaoyang District, Beijing, the PRC and comprises of a state-owned land use right with a site area of approximately 5,332.54 sq.m. and 8 buildings erected thereon with a total gross floor area of approximately 12,003.74 sq.m.. The Property has obtained the relevant licenses and land use approvals from the PRC authorities. The expiry date of the land use right is 29 June 2049. The Property is conveniently located at the hub of the central commercial district of Beijing which is one of the best sought after locations for many large corporations in the area. The Property has been used as a data centre by the Company and the Company has been paying a total rental and usage fees amounting to approximately RMB16.6 million (equivalent to approximately HK$18.51 million) for the year ended 31 December 2007 for renting the Property. The original acquisition cost of the Property by CTHC was approximately RMB189 million (equivalent to approximately HK$211 million).

Set out below is the unaudited profit and loss statements on the identifiable net income stream (the "Unaudited Financial Information") in relation to the Property for the three years ended 31 December 2007, which are compiled and derived from the underlying books and records of CTHC, and are prepared using accounting policies materially consistent with those of the Group.

	Year ended December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Rental income *(Note)*	16,649	16,649	16,649
Depreciation charges	(6,114)	(6,114)	(6,114)
Real estate tax and other tax charges	(2,548)	(2,548)	(2,633)
Other expenses	(2,604)	(3,036)	(2,939)
Identifiable net income stream	5,383	4,951	4,963

Note: For the three years ended December 31, 2007, the rental income under operating leases net of any incentives is recognized on a straight line basis.

The Company's auditor has carried out the factual finding procedures on the Unaudited Financial Information in accordance with Hong Kong Standard on Related Services 4400 "Engagements to Perform Agreed-Upon Procedures Regarding Financial Information" issued by Hong Kong Institute of Certified Public Accountants, as follows:

1. Obtained the Unaudited Financial Information from CTHC; and

2. Agreed the Unaudited Financial Information to the underlying books and records of the Property which have taken into consideration of adjustments required in conformity with the principal accounting policy of the Group, where appropriate.

As the information based on which the Unaudited Financial Information has been prepared is limited, the Company's auditor made no representations on the completeness and accuracy of the information and have emphasised that the Unaudited Financial Information cannot give a true and fair view of the financial results attributable to the Property.

As confirmed by the Directors, the Group will continue to occupy the Property for its own use after the Acquisition and therefore no additional income will be generated upon Completion.

SHAREHOLDING STRUCTURE

The following is the shareholding structure of the Company immediately before and after the Completion of the Acquisition:

	Current Shareholding			Shareholding upon Completion		
Shareholders	**Shares**	**% of respective class of share capital**	**% of total share capital**	**Shares**	**% of respective class of share capital**	**% of total share capital**
CTHC	396,993,000 Domestic shares of RMB1 each	34.38%	22.35%	571,484,393 Domestic shares of RMB1 each	43.00%	29.29%
Southern Holding	232,921,000 Domestic shares of RMB1 each	20.17%	13.11%	232,921,000 Domestic shares of RMB1 each	17.52%	11.94%
Eastern Holding	218,829,000 Domestic shares of RMB1 each	18.95%	12.32%	218,829,000 Domestic shares of RMB1 each	16.46%	11.22%
China Holding	178,867,000 Domestic shares of RMB1 each	15.49%	10.07%	178,867,000 Domestic shares of RMB1 each	13.46%	9.17%
Other domestics Shareholders	126,997,000 Domestic shares of RMB1 each	11.01%	7.15%	126,997,000 Domestic shares of RMB1 each	9.56%	6.51%
Public	621,708,000 H Shares of RMB1 each	100%	35%	621,708,000 H Shares of RMB1 each	100%	31.87%
Total			**100%**			**100%**

REASONS FOR AND BENEFITS OF THE SALE AND PURCHASE AGREEMENT

As the operation structure of the Company and ACCA are similar, the Directors believe that the acquisition of ACCA can provide cost synergies by integrating the research and development resources, data centers, and market resources of the Company and ACCA, and thus reducing the aggregate operational cost and general expenditure. On the other hand, as the Company's principal activities focus on the travel distribution and sales area while ACCA provides mainly accounting and settlement services, the two businesses cover both upstream and downstream aviation and strengthen the production line of travel distribution information technology. Furthermore, since the Company and ACCA are the leading service providers in the respective areas, the acquisition of ACCA, can enrich the Company's product and services portfolios to the airlines, travel agencies, airports and other industry participants, and also enhance the competitiveness of the Company's existing core businesses and new businesses to be developed. The Board believes that the acquisition of ACCA will enhance the Company's profitability and market position, and is in the interest of the Shareholders.

At present, the renting of the Property by the Company from CTHC resulted in the Company constituting a continuing connected transaction and is thereby subject to certain compliance requirements under the Listing Rule. The acquisition of the Property will not only reduce the rental expenses of the Company, it will also reduce the administrative costs required to be spent on the compliance matters of connected transaction. In addition, the entire Property has been occupied by the Company as data centre. The acquisition of the Property would result in a more standardised, scientific and effective data centre management.

The Directors (excluding the independent non-executive Directors) are of the view that the Sale and Purchase Agreement which is on normal commercial terms, was entered into in the ordinary and usual course of business of the Group. The terms, which are arrived at after arm's length negotiations, are fair and reasonable and the entering into of the Sale and Purchase Agreement is in the interest of the Company and the Shareholders as a whole. The recommendations of the Independent Board Committee and the letter from the independent financial adviser to the Independent Board Committee and the Independent Shareholders is included in the sections headed "Letter from the Independent Board Committee" and "Letter from China Merchants" respectively of this circular.

FINANCIAL EFFECTS TO THE GROUP ARISING FROM THE ACQUISITION

Immediately upon Completion, ACCA will become a wholly-owned subsidiary of the Group. The Acquisition would bring the following financial effects to the Group:

Assets and Liabilities

Based on the unaudited pro forma financial information on the Enlarged Group set out in Appendix III to this circular, the unaudited pro forma total assets and liabilities would be approximately RMB6,264.2 million and RMB948.7 million, representing an increase of approximately 26.5% and 78.2% over the Group's audited total assets and liabilities as at 31 December 2007 of approximately RMB4,951.3 million and RMB532.5 million respectively.

Earnings

Assuming the Acquisition had been completed on 1 January 2007, the Group's consolidated profit attributable to the equity holders of the Company would be increased to approximately RMB696.8 million (representing the Group's profit attributable to the Company's equity holders of RMB631.0 million, as adjusted by inclusion of profit attributable to ACCA Group's equity holders of RMB63.9 million, and net saving resulting (i.e. the identifiable net income stream) from the acquisition of the Property of RMB5.0 million after taking into account of adjustments of increase in depreciation and reduction in taxes totalling RMB3.1 million), representing an increase of approximately 10.4% over the Group's audited consolidated profit attributable to equity holders of the Company for the year ended 31 December 2007 of approximately RMB631.0 million.

Gearing

As referred to Annual Report 2007, the gearing ratio of the Group was approximately 10.8%. Based on the unaudited proforma statement of assets and liabilities of the Enlarged Group as set out in Appendix III to the circular, the gearing ratio of the Enlarged Group (being total liabilities of approximately RMB948.7 million divided by total assets of approximately RMB6,264.2 million) will slightly increase to approximately 15.1%.

Working capital

Since the consideration of the Acquisition will be satisfied by the issue of Consideration Shares, it is expected that there will be no effect on the working capital of the Group immediately after Completion.

BUSINESS PROSPECT OF THE ENLARGED GROUP

The Group is principally engaged in provision of aviation information technology services in the PRC.

After the Acquisition, the Enlarged Group will focus on travel distribution and sales areas in the PRC and provision of accounting, settlement and clearing services and information system development and support services to domestic and worldwide airline companies. Estimating the continuous expansion of the aviation industry in the PRC, the Directors believe that the business of the Enlarged Group will be further enhanced and the Enlarged Group will continue to maintain its leading position in the provision of aviation information technology as well as accounting and settlement services in the PRC aviation industry. As at the Latest Practicable Date, the Company has not identified any investment or business opportunities.

Going forward, the Enlarged Group will continue to look for and capture investment or business opportunities that have good potential to improve the Group's profitability and to enhance the Shareholders' value.

PROPOSED AMENDMENTS TO THE ARTICLES CONSEQUENTIAL TO THE COMPLETION OF THE ACQUISITION

Based on 1,776,315,000 Shares in issue as at the Latest Practicable Date, comprising 1,154,607,000 Domestic Shares and 621,708,000 H Shares, and on the assumptions that no new Shares are allotted or issued and no existing Shares are repurchased prior to the Latest Practicable Date, upon satisfaction of the conditions set out in the paragraph headed "Conditions Precedent" above and Completion, the total number of Domestic Shares of book value of RMB1.00 each to be issued pursuant to the Completion will be 174,491,393 amounting to RMB1 billion of paid-in capital. If the Acquisition is approved by the Independent Shareholders at the EGM, the registered share capital of the Company will need to be increased to RMB1,950,806,393 upon Completion and the Articles will be required to be amended accordingly.

PART B

ACCA CONTINUING CONNECTED TRANSACTIONS

Provisions of property management services

At present, Ya Ka is providing certain property management services to ACCA. It is expected that these property management services will continue following Completion in accordance with the property management agreement dated 3 February 2008 signed between ACCA and Ya Ka. Given that Ya Ka is a wholly-owned subsidiary of CTHC, the transaction contemplated under this agreement will constitute a continuing connected transaction of the Company under the Listing Rules after Completion. Details of the Property Management Agreement are as follows:

Date: 3 February 2008

Service: Provision of office building property management services by Ya Ka to ACCA

Duration: 1 January 2008 to 31 December 2008

Payment: The service fee is calculated on an agreed rate per square metre between two parties and is settled monthly based on total square metres occupied by ACCA.

The Directors consider that the basis of determination of the service fee above is fair and reasonable.

Provisions of airline services

Prior to the Acquisition, ACCA had entered into various trading arrangements with a number of Connected Airlines. It is expected that these arrangements will continue after Completion in accordance with market demands for relevant products and services. Upon Completion, the ongoing arrangements between ACCA and these Connected Airlines will constitute continuing connected transactions for the Company under the Listing Rules.

The nature of each of the ongoing transactions between ACCA and these Connected Airlines can be classified into four categories namely, (i) Systems Development and Support Services; (ii) Passenger and Cargo Revenue Accounting and Settlement Services; (iii) Domestic Mail Revenue Accounting and Settlement Services and (iv) BSP Services, all as defined below.

Listed below is the summary of each of the services provided by ACCA to various airline companies:

Type 1 — Systems Development and Support Services

(i) Revenue Accounting Systems Development and Support Services

Service: Provision of computer system application development and support services to various airline companies ("Revenue Accounting Systems Development and Support Services"). The main services provided by ACCA include self-developed computer application systems in respect of both international and domestic passengers revenue accounting system, international and domestic cargo revenue accounting system, mail revenue accounting system, airport miscellaneous charges accounting system, data service system, international and domestic clearing and settlement system etc. Such system services mainly include application and operation support, customized development, system implementation, business research and system development.

Payment: The system service fee is charged on a monthly basis and is based on the agreement signed between the provider and the users. There are several levels of charge rates based on transaction volume which are specified in the relevant agreement. The charge amount is determined by reference to the price and size of the relevant services provided. Charge rate depends on transaction volume level — the higher the transaction volume, the lower the rates to be charged by the provider.

The Directors consider that the basis of determination of the service fee above is fair and reasonable.

(ii) Oracle financial products support services

Services: Provision of financial products support services, including function solution support and maintenance of Oracle financial products, customised program revision and program maintenance, database maintenance services.

Payment: Fixed amount of maintenance fee is charged annually.

The Directors consider that the basis of determination of the service fee above is fair and reasonable.

(iii) Interline Data Exchange Services

Service: Mainly include receiving interline outward billing data from various airline companies, identifying the airlines to be charged for receipt of such services ("Billed Airlines"), consolidating the data from all of the airline companies on behalf of the Billed Airlines and delivering the data to such Billed Airlines.

Payment: Apart from the one-off membership entrance fee, a fixed annual service fee is also charged.

The Directors consider that the basis of determination of the service fee above is fair and reasonable.

Type 2 — Passenger and Cargo Revenue Accounting and Settlement Services

Service: Provision of data capturing, sales reporting control, sales auditing, prorating, uplift processing, outward and inward billing, accounting, coupon matching, account management and management information reporting services for passenger and cargo (as the case may be) revenue accounting and settlement services ("Passenger and Cargo Revenue Accounting and Settlement Services").

Payment: The fees are charged by reference to the rate and rules prescribed in the relevant document issued by the industry regulatory authorities. The prices of the provision of the services are specified in the relevant agreement which is based on the calculation of (i) the percentage rate of the total accounting amount and (ii) the transaction volume times unit price.

The Directors consider that the basis of determination of the service fee above is fair and reasonable.

Type 3 — Domestic Mail Revenue Accounting and Settlement Services

Service: Provision of stock control, sales control, sales audit, uplift revenue pro-ration, accounting processing, sales and uplift matching, clearing and settlement services ("Domestic Mail Revenue Accounting and Settlement Services").

Payment: The service fee is based on the rate as set out in the agreement in which ACCA receives payment of 1.5% handling charges from the Connected Airlines, and such fee is charged by reference to the relevant documents issued by the industry regulatory authorities.

The Directors consider that the basis of determination of the service fee above is fair and reasonable.

Type 4 — BSP Services

Service: Provision of BSP Services to IATA in the PRC, Hong Kong, Macau and Chinese Taipei. BSP is a system designed to facilitate and simplify the selling, reporting and remitting procedures of IATA Accredited Passenger Sales Agents, as well as to improve financial control and cash flow for the airline companies. ACCA has contracted with IATA to supply such services for additional territories which is expected to be commenced in January 2010, such services will include supply of software application support, development and maintenance services.

Payment: Fees are charged on the basis of a "Standard Charging Unit" (as defined in the IATA Agreement) per processing transaction. The Standard Charging Unit payable by IATA is defined in Renminbi for transactions in the PRC, in Hong Kong Dollars for Hong Kong, Macau and in United Stated Dollars for other territories, subject to exchange rate fluctuation which will be adjusted in accordance with the terms of the IATA Agreement.

The Directors consider that the basis of determination of the service fee above is fair and reasonable.

Summary of transactions between ACCA and the Connected Airlines in respect of various airline services

The table below summarises the major terms of each of the ongoing transactions between ACCA and the Connected Airlines:

Airline company	Description of transactions	Agreement with ACCA	Date of agreement	Duration
Southern Airlines	1. Revenue Accounting Systems Development and Support Services	Revenue accounting systems and settlement agreement	15.11.2007	01.01.2007 to 31.12.2008
	2. Passenger and Cargo Revenue Accounting and Settlement Services			
	3. Oracle financial products support services	Oracle financial products support services agreement	01.06.2007	01.07.2006 to 30.06.2008
Eastern Airlines	1. Revenue Accounting Systems Development and Support Services	Revenue accounting systems and settlement agreement	22.02.2008	01.01.2008 to 31.12.2009
	2. Passenger and Cargo Revenue Accounting and Settlement Services			
Air China	1. Revenue Accounting Systems Development and Support Services	Revenue accounting systems and settlement agreement	28.02.2008	01.01.2008 to 31.12.2009
	2. Passenger and Cargo Revenue Accounting and Settlement Services			
Macau Airlines	1. Passenger and Cargo Revenue Accounting and Settlement Services	Revenue accounting and settlement agreement	31.12.2006	01.01.2007 to 31.12.2009
	2. Oracle financial products support services	Oracle financial products support services agreement	15.05.2007	28.02.2007 to 28.02.2008

Xiamen Airlines	1. Interline Data Exchange Services	Interline data exchange agreement	26.09.2006	01.10.2006 to 31.12.2009
	2. Passenger and Cargo Revenue Accounting and Settlement Services	Revenue accounting and settlement agreement	21.12.2007	01.01.2008 to 31.12.2010
Hainan Airlines	1. Interline Data Exchange Services	Interline data exchange services agreement	18.09.2006	01.10.2006 to 31.12.2009
	2. Passenger and Cargo Revenue Accounting and Settlement Services	Revenue accounting and settlement agreement	04.12.2006	01.12.2006 to 30.11.2009
Shenzhen Airlines	1. Revenue Accounting Systems Development and Support Services	Revenue accounting systems and settlement agreement	29.01.2008	01.01.2008 to 31.12.2010
	2. Passenger and Cargo Revenue Accounting and Settlement Services			
Shanghai Airlines	1. Interline Data Exchange Services	Interline data exchange agreement	22.03.2007	01.01.2007 to 31.12.2009
	2. Passenger and Cargo Revenue Accounting and Settlement Services	Revenue accounting and settlement agreement	19.12.2007	01.01.2008 to 31.12.2008
Shandong Airlines	1. Revenue Accounting Systems Development and Support Services	Revenue accounting systems and settlement agreement	01.12.2007	01.01.2007 to 31.12.2009
	2. Passenger and Cargo Revenue Accounting and Settlement Services			
Sichuan Airlines	1. Revenue Accounting Systems Development and Support Services	Revenue accounting systems and settlement agreement	01.12.2007	01.01.2008 to 31.12.2009
	2. Passenger and Cargo Revenue Accounting and Settlement Services			

The Connected Airlines (other than Macau Airlines)	Domestic Mail Revenue Accounting and Settlement Services	Domestic Mail Revenue Accounting and Settlement Agreement	30.07.1997	Effective from 01.09.1997 with no fixed term
IATA as authorised by the Connected Airlines	BSP Services	IATA Agreement	27.03.2008	27.03.2008 to 31.12.2017

It is noted that the duration of the interline data exchange agreements entered into between ACCA and Xiamen Airlines and Hainan Airlines respectively, as well as the IATA Agreement are longer than 3 years. Please refer to the section headed "Letter from the China Merchants" of the circular for the advice of China Merchants as to whether such transactions are fair and reasonable and whether it is normal business practice for agreements of this type of such duration.

It is also noted that there are no fixed terms in relation to the Domestic Mail Revenue Accounting and Settlement Services provided by ACCA to the Connected Airlines. In order to comply with Rules 14A.35(1) of the Listing Rules requirement, ACCA will enter into a separate supplemental agreement with each of the Connected Airlines pursuant to which a fixed term will be agreed. The Company will issue a separate announcement (and/or the opinion of the independent financial adviser if the period for such supplemental agreement(s) is more than 3 years) to disclose, amongst other, the fixed term of the supplemental agreements between ACCA and the Connected Airlines when such agreements have been entered into.

Proposed Annual Caps for the ACCA Continuing Connected Transactions

Apart from the transactions under the Domestic Mail Revenue Accounting and Settlement Agreement and the IATA Agreement, the Company considers that the ongoing transactions between ACCA and each of the Connected Airlines among themselves are each, a series of related connected transactions and therefore is appropriate to aggregate the relevant transactions together and treat them as if they were one transaction for each of the Connected Airline for the purpose of calculating the proposed caps pursuant to Rule 14A.25 of the Listing Rules. Set out below are the historical transaction amounts for the three financial years ended 31 December 2007 and the proposed Annual Caps for the three financial years ending 31 December 2010 in respect of each of the ACCA Continuing Connected transactions:

	Historical transaction amount (by reference to each connected person)					
	for the year ended 31 December 2005		for the year ended 31 December 2006		for the year ended 31 December 2007	
		Equivalent to		*Equivalent to*		*Equivalent to*
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Ya Ka	8,408	9,375	8,256	9,205	8,343	9,302
Southern Airlines	23,701	26,427	24,263	27,053	24,804	27,656
Eastern Airlines	46,790	52,171	51,268	57,164	53,506	59,659

Air China	42,563	47,458	44,496	49,613	48,032	53,556
Macau Airlines	8,923	9,949	10,137	11,303	9,834	10,965
Xiamen Airlines	1,778	1,982	1,997	2,227	1,811	2,019
Hainan Airlines	2,324	2,591	1,895	2,113	1,575	1,756
Shenzhen Airlines	2,155	2,403	2,482	2,767	3,771	4,205
Shanghai Airlines	9,524	10,619	9,557	10,656	8,830	9,845
Shandong Airlines	2,371	2,644	4,177	4,657	2,886	3,218
Sichuan Airlines	755	842	2,185	2,436	2,732	3,046
Transactions under the Domestic Mail Revenue Accounting and Settlement Agreement	5,729	6,388	6,617	7,378	7,602	8,476
Transactions under IATA Agreement	29,781	33,206	35,983	40,121	44,653	49,788

	Proposed Annual Caps (by reference to each connected person)					
	for the year ending 31 December 2008		for the year ending 31 December 2009		for the year ending 31 December 2010	
		Equivalent to		*Equivalent to*		*Equivalent to*
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Ya Ka	4,990	5,564	5,739	6,399	6,599	7,358
Southern Airlines	29,735	33,155	35,652	39,752	42,752	47,668
Eastern Airlines	64,207	71,591	77,048	85,909	92,458	103,091
Air China	57,639	64,267	69,166	77,120	83,000	92,545
Macau Airlines	11,766	13,119	14,089	15,709	16,877	18,818
Xiamen Airlines	2,149	2,396	2,555	2,849	3,042	3,392
Hainan Airlines	1,866	2,081	2,215	2,470	2,634	2,937
Shenzhen Airlines	4,526	5,046	5,430	6,054	6,517	7,266
Shanghai Airlines	10,572	11,788	12,662	14,118	15,171	16,916

Shandong Airlines	3,463	3,861	4,156	4,634	4,987	5,561
Sichuan Airlines	3,279	3,656	3,934	4,386	4,721	5,264
Transactions under the Domestic Mail Revenue Accounting and Settlement Agreement	9,503	10,596	11,878	13,244	14,847	16,554
Transactions under IATA Agreement	58,048	64,724	75,464	84,142	98,103	109,385

Given the applicable percentage ratios for each of the ACCA Continuing Connected Transactions (except transactions in respect of Eastern Airlines, Air China and IATA Agreement) on an annual basis is less than 2.5%, all of the ACCA Continuing Connected Transactions are only subject to the reporting, announcement requirements set out in Rule 14A.45 to Rule 14A.47 and are exempted from the Independent Shareholders' approval requirements under the Listing Rules.

The applicable percentage ratios for each of the ACCA Continuing Connected Transactions in respect of Eastern Airlines, Air China and IATA Agreement, on an annual basis exceeds 2.5%, all of such ACCA Continuing Connected Transactions are subject to the reporting, announcement and Independent Shareholders' approval requirements under the Listing Rules.

	Historical transaction amount (by reference to each category of service)					
	for the year ended 31 December 2005		**for the year ended 31 December 2006**		**for the year ended 31 December 2007**	
		Equivalent to		*Equivalent to*		*Equivalent to*
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Property Management Services	8,408	9,375	8,256	9,205	8,343	9,302
Type 1 — Systems Development and Support Services	77,589	86,512	82,284	91,747	88,173	98,313
Type 2 — Passenger and Cargo Revenue Accounting and Settlement Services	63,295	70,574	70,173	78,243	69,608	77,613
Type 3 — Domestic Mail Revenue Accounting and Settlement Services	5,729	6,388	6,617	7,378	7,602	8,476
Type 4 — BSP Services	29,781	33,206	35,983	40,121	44,653	49,788

	Proposed Annual Caps (by reference to each category of service)					
	for the year ending 31 December 2008		for the year ending 31 December 2009		for the year ending 31 December 2010	
		Equivalent to		*Equivalent to*		*Equivalent to*
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Property Management Services	4,990	5,564	5,739	6,399	6,599	7,358
Type 1 — Systems Development and Support Services	105,808	117,976	126,968	141,569	152,364	169,886
Type 2 — Passenger and Cargo Revenue Accounting and Settlement Services	83,394	92,984	99,939	111,432	119,795	133,571
Type 3 — Domestic Mail Revenue Accounting and Settlement Services	9,503	10,596	11,878	13,244	14,847	16,554
Type 4 — BSP Services	58,048	64,724	75,464	84,142	98,103	109,385

The Directors (excluding the independent non-executive Directors) believe that the Annual Caps are fair and reasonable in so far as the Company and the Shareholders are concerned. The recommendation of the Independent Board Committee, after taking into account the advice of the independent financial adviser, has been set out in its letter to the Independent Shareholders in this circular.

In the event that the aggregate amounts in respect of the ACCA Continuing Connected Transactions exceed the proposed Annual Caps in the relevant year as set out above, the ACCA Continuing Connected Transaction(s) and the Annual Caps would be subject to further review and the Company shall comply with the relevant provisions of the Listing Rules (where applicable).

The Company noted there were some typographical errors made to the figures as referred to the tables on page 21 and page 22 of the Announcement. The Company will issue a separate clarification announcement explaining the discrepancy between the Announcement and this circular in due course.

Basis of the Annual Caps for the ACCA Continuing Connected Transactions

The Board believes that the above proposed Annual Caps are the aggregate values in respect of the transactions contemplated under each of the ACCA Continuing Connected Transactions over the three financial years ending 31 December 2010. The amounts of the proposed Annual Caps are determined by reference to the following:

Continuing connected transactions of ACCA	Basis of determination of the Annual Caps
Provision of the property management services from Ya Ka	By reference to the average growing rate of the domestic Consumer Price Index and the estimated annual growth rate for the property management fee is expected to be 15% per annum for the period from 2008 to 2010. Taking into account the reduction of the scope of services to be provided to Ya Ka, the Annual Caps for the provision of the property management services for the year 2008 to 2010 are expected to be slightly smaller than the historical transaction amount for the period 2005 to 2007.

Revenue Accounting Systems Development and Support Services	By reference to CAAC's "Eleventh five-year plan", the passenger volume is expected to have a steady growth rate of 14% annually. ACCA will continue to develop new products and services, including but not limited to setting up data exchange platform, providing data service products and data value-added services. With the number of passengers expected to increase, the estimated level of service and scope of services provided by the Group is estimated to increase by 20% annually based on the future growth rate of aviation industry and the historical growth of airline's business in the recent years.
Oracle Financial Products Support Services	As fixed amount of annual maintenance fee is charged under the relevant agreements. It is expected that there will be no major changes in the level service fee for the period from 2008 to 2010.
Interline Data Exchange Services	As fixed amount of annual service fee is charged under the relevant agreement. It is expected that there will be no major changes in the level of service fee for the period from 2008 to 2010.
Passenger and Cargo Revenue Accounting and Settlement Services	According to CAAC's "Eleventh Five-year Plan", civil aviation transportation volume in the PRC has an average annual growth rate of 14%. Going forward, ACCA aims to expand its businesses to domestic interline accounting; develop sales audit business and outsourcing business; as well as expand the potential customer group in settlement market. By reference to the historical transaction amounts and the estimated market pricing for the similar services, it is expected that the annual transportation volume and revenue accounting amount will increase by approximately 20%.
Domestic Mail Revenue Accounting and Settlement Services	An annual increment of approximately 20% annually was recorded from 2005 to 2007. It is estimated that the steady growth of the air mail business, couple with the expansion of domestic mail sales system and international mail revenue accounting service to be carried by ACCA, will result in an increase in services volume provided by the Group. On the assumption that no material change in the fee rate and the market conditions, the estimated level of services provided by the Group will maintain an annual growth of approximately 25%.
BSP Services	BSP business in the PRC has recorded a growth of over 21-25% per annum for the period from 2005 to 2007. According to CAAC's "Eleventh Five-year Plan", civil aviation passenger volume in the PRC is estimated to have an average annual growth of 14%. By reference to the market demand for the BSP business and the increasing growth rate of the civil aviation passenger volume in the PRC, ACCA is expected to increase the annual growth rate of BSP services by 30% in the near future.

PART C

CONTINUING CONNECTED TRANSACTIONS OF THE COMPANY

During the financial year ended 31 December 2007, the Group has continued to carry out various transactions which constitute continuing connected transactions as defined in the Listing Rules and are required to be disclosed in accordance with Chapter 14A of the Listing Rules, details of which have been set out in the Annual Report 2007. The Company has fully complied with the relevant reporting, announcement and/or independent shareholders' approval requirements under Chapter 14A with respect to each of the Continuing Connected Transactions herein described.

Shareholders should also refer to the circulars dated 10 December 2007, 10 October 2007, 7 March 2007 and 7 April 2006 issued by the Company for details in relation to, among others, certain annual caps of the continuing connected transactions of the Company as described therein, summary of which are set out below:

Continuing Connected Transactions for the year ended 31 December 2007	**Date of the respective announcement and/or circular**		
• transactions between Eastern Holding and the Company	I —	Announcement:	19 September 2007
		Circular:	10 October 2007
• transaction between certain airlines and the Company in relation to the provision of various aviation information technology services and ancillary support provided	II —	Announcement:	16 March 2006
		Circular:	7 April 2006
• renewal of Shandong Airlines Services Agreement and the Sichuan Airline Services Agreement	III —	Announcement:	19 November 2007
		Circular:	10 December 2007
• provision of data network services usage fees and membership fees by the Company to SITA (as defined in the respective announcement and circular)	IV —	Announcement:	13 February 2007
		Circular:	7 March 2007

Annual Caps of the Continuing Connected Transactions of the Company

Set out below are the annual caps of the Continuing Connected Transactions of the Company for the three financial years ending 31 December 2010:

	For the year ending 31 December 2008		For the year ending 31 December 2009		For the year ending 31 December 2010		Respective announcement/ circular with reference to the table above
		Equivalent to		*Equivalent to*		*Equivalent to*	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*	
CTHC	40,000	44,600	40,000	44,600	—	—	IV
Southern Airlines (including Xiamen Airlines)	633,000	705,795	—	—	—	—	II
Eastern Airlines	386,604	431,063	502,585	560,382	653,360	728,496	I, II
Air China	388,700 *(Note)*	433,401	—	—	—	—	II, IV
Hainan Airlines	265,860	296,434	—	—	—	—	II
Shenzhen Airlines	135,200 *(Note)*	150,748	175,760	195,972	—	—	II, IV
Shanghai Airlines	189,900	211,739	—	—	—	—	II
Shandong Airlines	45,647	50,896	—	—	—	—	II, III
Sichuan Airlines	102,673	114,480	—	—	—	—	II, III

Note: A combined annual caps of Air China and Shenzhen Airlines of RMB523.9 million for the year ended 31 December 2008 was shown on the circular of the Company dated 7 March 2007. The breakdown of the proposed annual caps for each of Air China and Shenzhen Airlines are based on the actual services historically provided by the Company to (amongst others) Air China and Shenzhen Airlines details of which please refer to the Company's circular dated 7 March 2007.

PART D

AGGREGATED CONTINUING CONNECTED TRANSACTIONS OF THE ENLARGED GROUP

Following the Completion, ACCA will become a wholly-owned subsidiary of the Company. The ACCA Continuing Connected Transactions will become part of the Aggregated Continuing Connected Transactions of the Enlarged Group. As such, the Annual Caps in respect of the ACCA Continuing Connected Transactions will be aggregated with those of the existing Continuing Connected Transactions to determine whether an Independent Shareholders' approval is required.

The table below sets out the total Annual Caps in respect of the Aggregated Continuing Connected Transactions for the three financial years ending 31 December 2010.

	For the year ending 31 December 2008		For the year ending 31 December 2009		For the year ending 31 December 2010		Whether Independent Shareholders' approval is required (Yes/No) *(Note)*
	RMB'000	*Equivalent to HK$'000*	*RMB'000*	*Equivalent to HK$'000*	*RMB'000*	*Equivalent to HK$'000*	
CTHC	40,000	44,600	40,000	44,600	—	—	NO
Ya Ka	4,990	5,564	5,739	6,399	6,599	7,358	NO
Southern Airlines	662,735	738,950	35,652	39,752	42,752	47,668	NO
Eastern Airlines	450,811	502,654	579,633	646,291	745,818	831,587	YES
Air China	446,339	497,668	69,166	77,120	83,000	92,545	YES
Macau Airlines	11,766	13,119	14,089	15,709	16,877	18,818	NO
Xiamen Airlines	2,149	2,396	2,555	2,849	3,042	3,392	NO
Hainan Airlines	267,726	298,514	2,215	2,470	2,634	2,937	NO
Shenzhen Airlines	139,726	155,794	181,190	202,027	6,517	7,266	NO
Shanghai Airlines	200,472	223,526	12,662	14,118	15,171	16,916	NO
Shandong Airlines	49,110	54,758	4,156	4,634	4,987	5,561	NO
Sichuan Airlines	105,952	118,136	3,934	4,386	4,721	5,264	NO
Transactions under the Domestic Mail Revenue Accounting and Settlement Services	9,503	10,596	11,878	13,244	14,847	16,554	NO
Transactions under IATA Agreement	58,048	64,724	75,464	84,142	98,103	109,385	YES

Note: The above transactions which require Independent Shareholders' approval are collectively referred to as the "Non-exempt Continuing Connected Transactions" for the purpose of this circular.

Given the applicable percentage ratios for each of the Aggregated Continuing Connected Transactions (except the transactions carried by Eastern Airlines, Air China and the IATA Agreement) as stated above in the table marked "No", on an annual basis are either (i) less than 2.5% or (ii) more than 2.5% but such relevant Continuing Connected Transactions of the Company (together with their respective annual caps) have already complied with the independent shareholders' approval requirement described in Rule 14A.48 and the applicable percentage ratios for the respective ongoing transactions of ACCA on its own, are less than 2.5%, accordingly, all the Aggregated Continuing Connected Transactions (except transactions carried by Eastern Airline, Air China and the IATA Agreement) are only subject to reporting and announcement requirements under Rules 14A.45 to Rule 14A.47 of the Listing Rules.

With reference to the applicable percentage ratios for each of the ACCA Continuing Connected Transactions as stated under Part B of this letter, the applicable percentage ratios for each of the Aggregated Continuing Connected Transactions in respect of Eastern Airlines, Air China and the IATA Agreement, as stated above in the table marked "Yes", and their transactions contemplated thereunder, on an annual basis is more than 2.5%, such ACCA Continuing Connected Transactions are subject to reporting, announcement requirements and Independent Shareholders' approval requirement under Rules 14A.48 of the Listing Rules.

Independent Shareholders' Approval

As the relevant percentage ratios (as defined in the Listing Rules) applicable to the proposed Annual Caps in respect of each the Aggregated Continuing Connected Transactions (excepted that of Eastern Airlines, Air China and the IATA Agreement) listed in Part D of this letter on an annual basis are either (i) less than 2.5% or (ii) more than 2.5% but such relevant Continuing Connected Transactions of the Company (together with their respective annual caps) have already complied with the independent shareholders' approval requirement described in Rule 14A.48 and the applicable percentage ratios for the respective ongoing transactions of ACCA on its own, are less than 2.5%, accordingly, all the ACCA Continuing Connected Transactions (except transactions carried by Eastern Airlines, Air China and the IATA Agreement) are only subject to reporting and announcement requirements under Rules 14A.45 to Rule 14A.47 of the Listing Rules.

As the relevant percentage ratios (as defined in the Listing Rules) applicable to the proposed Annual Caps in respect of each of the transactions carried out by Eastern Airlines and Air China as well as the IATA Agreement, and their transactions contemplated thereunder, on an annual basis is more than 2.5%, such ACCA Continuing Connected Transactions are subject to reporting, announcement requirements and Independent Shareholders' approval requirement under Rules 14A.48 of the Listing Rules.

Save for Eastern Airlines, being the party to the relevant agreement, no other parties have material interests in the relevant Non-exempt Continuing Connected Transaction carried out by Eastern Airlines. Accordingly, Eastern Airlines and its associates will abstain from voting at the EGM on the resolution approving the relevant Non-exempt Continuing Connected Transaction and the applicable Annual Caps.

Save for Air China, being the party to the relevant agreement, no other parties have material interests in the relevant Non-exempt Continuing Connected Transaction carried out by Air China. Accordingly, Air China and its associates will abstain from voting at the EGM on the resolution approving the relevant Non-exempt Continuing Connected Transaction and the applicable Annual Caps.

Save for IATA, being the party to the IATA agreement, and each of the Connected Airlines, being the parties receiving the services under the IATA Agreement, no other parties have material interests in the relevant Non-exempt Continuing Connected Transaction carried under the IATA Agreement. Accordingly, each of the Connected Airlines and their respective associates will abstain from voting at the EGM on the resolution approving the relevant Non-exempt Continuing Connected Transaction and the applicable Annual Caps.

REASONS FOR, BENEFITS AND ADVANTAGES OF THE CONTINUING CONNECTED TRANSACTIONS

After the Acquisition, the Enlarged Group will be principally engaged in provision of aviation information technology services in the PRC as well as provision of accounting, settlement and clearing services and information system development and support services to domestic and worldwide airline companies.

The entering into the various continuing connected transactions by the Enlarged Group as mentioned in "Part B — ACCA Continuing Connected Transactions" of this letter is in the ordinary and usual course of business of the Enlarged Group. The ACCA Continuing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Enlarged Group.

The Directors (including the independent non-executive Directors) are of the view that the ACCA Continuing Connected Transactions and the respective underlying agreements are entered into in the ordinary course of business, on normal commercial terms, which were arrived at after arm's length negotiations and are fair and reasonable and in the best interests of the Company and the Shareholders as a whole.

INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

The Company has established the Independent Board Committee, consisting of all the independent non-executive Directors, to advise the Independent Shareholders as to whether the terms of the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps) are fair and reasonable, whether such transactions are in the interests of the Company and its Shareholders as a whole and to advise Independent Shareholders how to vote at the EGM convened to consider, amongst other, the proposed Acquisition and the Non-exempt Continuing Connected Transactions.

The Company has appointed China Merchants as the independent financial adviser pursuant to Rule 14A.21 of the Listing Rules, to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps) are fair and reasonable, whether those transactions contemplated thereunder are in the interests of the Company and its Shareholders as a whole and to advise Independent Shareholders how to vote at the EGM.

GENERAL

Your attention is drawn to the letter from the Independent Board Committee as set out on pages 31 to 32 of this circular which contains its recommendation to the Independent Shareholders as to voting at the EGM.

Your attention is also drawn to the letter from China Merchants, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, set out on pages 33 to 72 of this circular, which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps).

RECOMMENDATION

The Independent Board Committee, having taken into account the advice and recommendation of China Merchants, is of the view that the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps) are in the interests of the Company and the Shareholders as a whole and the terms of the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps) are fair and reasonable so far as the interests of the Independent Shareholders are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps).

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully,
For and on behalf of the Board of
TravelSky Technology Limited
Xu Qiang
Chairman

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

16 June 2008

To the Independent Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS AND SPECIAL MANDATE TO ISSUE SHARES AND AMENDMENTS TO ARTICLES OF ASSOCIATION

INTRODUCTION

We refer to the circular dated 16 June 2008 issued by the Company (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

The Independent Board Committee has been established for the purpose of advising the Independent Shareholders in connection with the Acquisition and the Non-exempt Continuing Connected Transactions (and the applicable Annual Caps), details of which are set out in the "Letter from the Board" in the Circular. The Independent Board Committee comprises all independent non-executive Directors. China Merchants has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders regarding the Acquisition and the Non-exempt Continuing Connected Transactions (and the applicable Annual Caps). Details of the advice from China Merchants together with the principal factors and reasons taken into consideration in arriving at such advice, are set out on pages 33 to 72 of the Circular.

RECOMMENDATION

Having taken into account the advice and recommendation of China Merchants, we are of the view that the Acquisition and the Non-exempt Continuing Connected Transactions (and the applicable Annual Caps) are in the interests of the Company and the Shareholders as a whole and the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps) are fair and reasonable so far as the interests of the Independent Shareholders are concerned. Accordingly, we recommend the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM to approve the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps).

Yours faithfully,
For and on behalf of
the Independent Board Committee of
TravelSky Technology Limited
Yick Wing Fat, Simon
Yuan Yaohui
Chua Keng Kim
Independent non-executive Directors

The following is the text of the letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

48th Floor,
One Exchange Square,
Central,
Hong Kong

16 June 2008

TravelSky Technology Limited
18th-20th Floors,
South Wing, Park C,
Raycom InfoTech Park,
No. 2, Ke Xue Yuan South Road,
Haidian District,
Beijing 100190,
the PRC

To: the Independent Board Committee and the Independent Shareholders of TravelSky Technology Limited

Dear Sirs,

MAJOR AND CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Acquisition, the Non-exempt Continuing Connected Transactions and the applicable Annual Caps, details of which are contained in the letter from the Board (the "**Letter from the Board**") of the circular dated 16 June 2008 (the "**Circular**") issued by the Company to the Shareholders, of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

As referred to in the Letter from the Board, the Acquisition constitutes a major transaction for the Company under Chapter 14 of the Listing Rules. As at the date of the Sale and Purchase Agreement, CTHC held approximately 22.35% of the equity interest of the Company. As such, the Acquisition also constitutes a connected transaction for the Company under the Listing Rules. Accordingly, the Acquisition and the issue of Consideration Shares are subject to the approval of the Independent Shareholders by way of poll at the EGM. CTHC and its associates, as well as the Domestic Shareholders (except CTHC and Shanxi Aviation Industry Company), all being the Connected Airlines or their respective associates and who are considered to be interested in the Acquisition by virtue of their business relationship with ACCA, will abstain from voting at the EGM on the resolutions approving the Acquisition and the issue of the Consideration Shares.

As the relevant percentage ratios applicable to the proposed Annual Caps in respect of each of the transactions carried out by Eastern Airlines and Air China as well as the IATA Agreement, and the transactions contemplated thereunder, exceed 2.5% on an annual basis, such ACCA Continuing Connected Transactions are subject to approval by the Independent Shareholders by way of poll at the EGM.

Save for Eastern Airlines, being the party to the relevant agreement, no other parties have material interests in the relevant Non-exempt Continuing Connected Transaction carried out by Eastern Airlines. Accordingly, Eastern Airlines and its associates will abstain from voting at the EGM on the resolution approving the relevant Non-exempt Continuing Connected Transaction and the applicable Annual Caps.

Save for Air China, being the party to the relevant agreement, no other parties have material interests in the relevant Non-exempt Continuing Connected Transaction carried out by Air China. Accordingly, Air China and its associates will abstain from voting at the EGM on the resolution approving the relevant Non-exempt Continuing Connected Transaction and the applicable Annual Caps.

Save for IATA, being the party to the IATA agreement, and each of the Connected Airlines, being the parties receiving the services under the IATA Agreement, no other parties have material interests in the relevant Non-exempt Continuing Connected Transaction carried under the IATA Agreement. Accordingly, each of the Connected Airlines and their respective associates will abstain from voting at the EGM on the resolution approving the relevant Non-exempt Continuing Connected Transaction and the applicable Annual Caps.

It is also noted that the duration of the interline data exchange agreements entered into between ACCA and Xiamen Airlines and Hainan Airlines respectively, as well as the IATA Agreement are longer than three years. Pursuant to Rule 14A.35(1) of the Listing Rules, we have to explain to the Independent Board Committee and the Independent Shareholders as to whether such transactions are fair and reasonable and whether it is normal business practice for agreements of this type to be of such duration.

In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to provide you with an independent opinion and recommendation as to (1) whether the Acquisition is fair and reasonable so far as the Independent Shareholders are concerned, and in the interests of the Group and the Shareholders as a whole; (2) whether the Non-exempt Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the Shareholders as a whole; and (3) whether the applicable Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole. In addition, we will explain why longer periods for the interline data exchange agreements entered into between ACCA and Xiamen Airlines and Hainan Airlines respectively, as well as the IATA Agreement are required, and advise whether it is normal business practice for agreements of such type to be of such duration.

BASIS OF OUR OPINION

In formulating our advice and recommendation, we have relied on the accuracy of the information and facts supplied, and the opinions expressed by the Group, the Directors and the Group's management to us. We have assumed that all statements of belief and intention made by the Directors in the Circular were made after due enquiry. We have also assumed that all information, representations and opinion made or referred to in the Circular were true, accurate and complete at the time they were made and will continue to be true at the date of the EGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Group, the Directors and the Group's management, and have been advised by the Directors that no material facts have been omitted from the information provided by or referred to in the Circular.

In rendering our opinion, we have researched, analyzed and relied on information in relation to the Group, the Acquisition, the Non-exempt Continuing Connected Transactions and the applicable Annual Caps as set out below:

(i) the Sale and Purchase Agreement;

(ii) the annual report of the Company for the year ended 31 December 2006 (the "**Annual Report 2006**");

(iii) the Annual Report 2007;

(iv) the official website of the Company;

(v) the circular dated 7 April 2006 issued by the Company;

(vi) the circular dated 10 October 2007 issued by the Company; and

(vii) the Circular.

We have also researched, analyzed and relied on information as set out below:

(i) the report headed "Property Times - Office, Beijing, Q1 2008" published by DTZ, an independent property valuer, in April 2008 (the "**DTZ Report**");

(ii) China Statistical Yearbook 2007 (《中國統計年鑑－2007年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局);

(iii) the report headed "Production statistics report for civil aviation airports in 2006" (《2006年民航機場生產統計公報》) published on the official website of CAAC on 21 March 2007;

(iv) the report headed "Production statistics report for civil aviation airports in 2007" (《2007年民航機場生產統計公報》) published on the official website of CAAC on 6 March 2008; and

(v) the statistics published on the official websites of Air China and Eastern Airlines.

We have assumed such information to be accurate and reliable and have not carried out any independent verification on the accuracy of such information. Such relevant information provides us with a basis on which we have been able to formulate our independent opinion.

We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We also consider that we have performed all reasonable steps as required under the Rule 13.80 of the Listing Rules (including the notes thereto) to formulate our opinion and recommendation. We have not, however, conducted any form of in-depth investigations into the business affairs, financial position and future prospects of the Group and the parties to the Sale and Purchase Agreement or the Non-exempt Continuing Connected Transactions, nor carried out any independent verification of the information supplied, representations made or opinions expressed by the Group, the Directors and the Group's management.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation regarding the Acquisition, the Non-exempt Continuing Connected Transactions and the applicable Annual Caps, we have taken into account the following principal factors and reasons:

I. BACKGROUND

1. Information on the Group

The Group is principally engaged in provision of aviation information technology services in the PRC. As referred to in the Annual Report 2007, being a leading provider of information technology solutions for the China's aviation and travel industry, the Group is at a core position along the value chain of China's aviation and travel service distribution. While the Group provides advanced aviation information technology and extended services to the Chinese commercial airlines, it also distributes commercial airlines products and services to travel agents, travel service distributors, ticketing offices, corporate clients and individual consumers.

The Group's turnover for each of the three years ended 31 December 2007 is set out below:

	Year ended 31 December		
	2005	**2006**	**2007**
	(RMB'000)	*(RMB'000)*	*(RMB'000)*
	(Audited)	(Audited)	(Audited)
The Group's turnover	1,496,784	1,711,705	2,001,903

Source: the Annual Report 2006 and the Annual Report 2007

The Group's information in respect of bookings of seats of commercial airlines of the PRC for each of the four years ended 31 December 2007 is set out below:

Bookings of seats of commercial airlines of the PRC


Bookings
250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
2004
2005
2006
2007
Year

Source: the official website of the Company

From the year ended 31 December 2005 to the year ended 31 December 2007, (i) the Group's audited turnover achieved a compound average growth rate ("**CAGR**") of approximately 15.6% per annum; and (ii) the Group's total bookings on seats of flights of commercial airlines of the PRC achieved a CAGR of approximately 16.0% per annum. As advised by the Directors, the growth in the Group's turnover and total bookings of seats of flights of commercial airlines of the PRC were attributable to: (i) the rapid economic growth in the PRC; (ii) the increase of international trade between the PRC and other countries; and (iii) the growing aviation and tourist industries in the PRC.

2. Information on CTHC, ACCA and the Property

CTHC

As referred to in the Letter from the Board, CTHC is principally engaged in the management of state-owned assets and state-owned equity interests resulting from investment of the State in the group companies and its invested entities.

ACCA

As referred to in the Letter from the Board, ACCA is principally engaged in the provision of accounting, settlement and clearing services and information system and support services to commercial airlines and other aviation companies. The accounting, settlement and clearing services and system development and support services mainly include: (i) passenger and cargo revenue, mail revenue and airport miscellaneous charges accounting and settlement services; (ii) BSP services; and (iii) revenue accounting systems development and support services to the aviation industry in the PRC. ACCA is a major service provider in these areas in the PRC.

ACCA is also the BSP service provider of IATA BSP data processing service ("**BSP DPC**"), which is one of three big recognised BSP DPCs in the world and has become the largest provider of outsourced services and system products in revenue accounting and settlement in the airline industry of the PRC. Its major customers include 20 domestic passenger and cargo airlines, three regional and overseas commercial airlines, 47 local airports, government organisations and IATA.

ACCA has a registered capital of RMB759,785,200 as at the Latest Practicable Date. The following table sets out the summary of results of the ACCA Group for each of the three years ended 31 December 2007:

	For the year ended 31 December		
	2005	**2006**	**2007**
	(RMB'000)	*(RMB'000)*	*(RMB'000)*
Revenue	245,707	255,926	273,485
Operating profit	63,003	71,362	91,205
Operating profit margin	25.6%	27.9%	33.3%
Financial income	20,775	25,078	11,649
Reversal of provision for financial guarantee obligation	67,676	—	—
Profit before taxation	151,454	96,440	102,854
Taxation	(28,264)	(31,217)	(38,956)
Profit after taxation and attributable to equity holder of ACCA	123,190	65,223	63,898
Net profit margin	50.1%	25.5%	23.4%

Source: Appendix II to the Circular

The following table sets out the financial position of the ACCA Group as at 31 December 2005, 2006 and 2007:

	As at 31 December		
	2005	**2006**	**2007**
	(RMB'000)	*(RMB'000)*	*(RMB'000)*
ASSETS			
Non-current assets			
Property, plant and equipment	116,799	108,845	104,775
Other non-current assets	5,255	31,886	27,269
Sub-total	122,054	140,731	132,044
Current assets			
Accounts receivables	12,264	8,081	10,765
Due from holding company and fellow subsidiaries	588,965	540,675	20,803
Other receivables and other current assets	463,049	316,779	423,252
Cash and cash equivalents	17,893	28,173	527,606
Sub-total	1,082,171	893,708	982,426
TOTAL ASSETS	1,204,225	1,034,439	1,114,470
LIABILITIES			
Current liabilities	844,363	605,026	415,096
Non-current liabilities	11,410	13,360	—
TOTAL LIABILITIES	855,773	618,386	415,096
EQUITY	348,452	416,053	699,374

Source: Appendix II to the Circular

From the year ended 31 December 2005 to the year ended 31 December 2007, (i) the turnover of ACCA increased from approximately RMB245.7 million to approximately RMB273.5 million; (ii) the consolidated operating profit of ACCA increased from approximately RMB63.0 million to approximately RMB91.2 million; and (iii) the consolidated net profit of ACCA decreased from approximately RMB123.2 million to approximately RMB63.9 million. The operating profit margin of ACCA widened from approximately 25.6% for the year ended 31 December 2005 to approximately 33.3% for the year ended 31 December 2007, which demonstrated ACCA's stringent cost control during the three years ended 31 December 2007.

As referred to in the Letter from the Board, the steady increase in ACCA's revenue was mainly attributable to the development of new markets and enrollment of new customers, as well as the expansion of the aviation industry in the PRC. However, as advised by the Group's management, the decrease in net profit of ACCA during the year ended 31 December 2007 (as compared with that for the year ended 31 December 2006) was mainly attributable to (i) the write-down of deferred tax assets in the year ended 31 December 2007 as a result of the reduction in corporate income tax rate to which ACCA is subject from 33% to 25% from 2008 onwards; and (ii) the decrease of financial income from approximately RMB25.1 million for the year ended 31 December 2006 to approximately RMB11.6 million for the year ended 31 December 2007.

The current ratio of ACCA increased from approximately 1.28 as at 31 December 2005 to approximately 2.37 as at 31 December 2007. As advised by the Directors, the improvement of liquidity of ACCA was mainly attributable to decrease in other payables as the payment period for the settlement and clearing services of ACCA became shorter.

However, ACCA had other receivables of approximately RMB423 million as at 31 December 2007, which was significant as compared with its turnover for the year ended 31 December 2007 of approximately RMB273 million. As advised by the Directors, such receivables were incurred as a result of payments made by ACCA on behalf of customer airlines in the settlement and clearing process. We wish to draw the attention of the Independent Board Committee and the Independent Shareholders that ACCA had other payables of approximately RMB303 million as at 31 December 2007, being the amounts collected on behalf of customer airlines in the course of ACCA's settlement and clearing services. As advised by the Directors, under the business model of ACCA, it is not uncommon for ACCA to incur significant amounts of other receivables and other payables over the course of its operation of the settlement and clearing services.

The Property

As referred to in the Letter from the Board, the Property located at No. 11 Dongxing Li, Chaoyang District, Beijing, the PRC and comprises a parcel of land with a site area of approximately 5,332.54 sq.m. and eight buildings erected thereon with a total gross floor area of approximately 12,003.74 sq.m.. The Property has obtained the relevant licenses and land use approvals from the PRC authorities. The expiry date of the land use right is 29 June 2049.

As advised by the Directors, the Property is conveniently located at the hub of the central commercial district of Beijing which is one of the best sought after locations for many large corporations in the area. The Property has been used as a data centre by the Group and the Group has been paying a total rental and usage fees of approximately RMB16.6 million for the year ended 31 December 2007 for the leasing of the Property.

3. Information on Air China, Eastern Airlines, Hainan Airlines, Xiamen Airlines and the Connected Airlines

Set our below is the relationship of each of Air China, Eastern Airlines, Hainan Airlines, Xiamen Airlines as well as the Connected Airlines with the Group:

Entities	Relationship with the Group
Air China	Air China is a subsidiary of China Holding, which in turn is a Shareholder and a promoter of the Company.
Eastern Airlines	Eastern Airlines is a subsidiary of Eastern Holding, which in turn is a Shareholder and a promoter of the Company.
Hainan Airlines	Hainan Airlines is a Shareholder and a promoter of the Company.
Xiamen Airlines	Xiamen Airlines is a Shareholder and a promoter of the Company.
Connected Airlines	Southern Airlines, Eastern Airlines, Air China, Macau Airlines, Xiamen Airlines, Hainan Airlines, Shenzhen Airlines, Shanghai Airlines, Shandong Airlines and Sichuan Airlines, all being connected persons of the Company.

Set out below is the information on the number of passengers carried by each of Air China and Eastern Airlines from 2004 to 2007:

Airlines	Year ended 31 December 2004 *(in approximate million)*	2005 *(in approximate million)*	2006 *(in approximate million)*	2007 *(in approximate million)*	CAGR
Air China	24.50	27.69	31.50	34.83	12.4%
Eastern Airlines	17.70	24.29	35.02	39.16	30.3%

Source: The official websites of Air China and Eastern Airlines.

Set out below is the information on the revenue passenger kilometers (the "**RPK**", being a measure of passengers, which is expressed as the product of number of paying passengers and kilometers flown) by each of Air China and Eastern Airlines from 2004 to 2007:

Airlines	Year ended 31 December 2004 *(in approximate million)*	2005 *(in approximate million)*	2006 *(in approximate million)*	2007 *(in approximate million)*	CAGR
Air China	46,644.50	52,404.80	60,322.10	66,986.10	12.8%
Eastern Airlines	27,572.30	36,371.02	50,243.05	57,182.56	27.5%

Source: The official websites of Air China and Eastern Airlines.

Based on the above, we noted that, from the year ended 31 December 2004 to the year ended 31 December 2007, (i) the CAGR of the number of passengers carried by each of Air China and Eastern Airlines ranged between approximately 12.4% per annum and 30.3% per annum; and (ii) the CAGR of the RPK of each of the Air China and Eastern Airlines ranged between approximately 12.8% per annum and 27.5% per annum. We consider that the aforesaid increases in the number of passengers carried by and RPK of the Air China and Eastern Airlines demonstrated the growth of the business of these two airlines.

4. Economy and aviation industry in the PRC

Based on (i) the report headed "Production statistics report for civil aviation airports in 2007" (《2007年民航機場生產統計公報》) published on the official website of CAAC on 6 March 2008; and (ii) the report headed "Production statistics report for civil aviation airports in 2006" (《2006年民航機場生產統計公報》) published on the official website of CAAC on 21 March 2007, the number of passenger traffic of the PRC airports (measured by number of passengers) in the PRC increased from approximately 284.4 million for the year ended 31 December 2005 to approximately 387.6 million for the year ended 31 December 2007, representing a CAGR of approximately 16.7% per annum.

Based on China Statistical Yearbook 2007 (《中國統計年鑑－2007年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局), from 2000 to 2006, the PRC's Gross Domestic Product increased from approximately RMB9,921 billion to approximately RMB21,087 billion, representing a CAGR of approximately 13.4% per annum.

Taking into account (i) the robust growth in the passenger traffic of the aviation industry in the PRC; (ii) the steady growth of the Gross Domestic Product in the PRC; and (iii) the CAGR of the Group's turnover of approximately 15.6% per annum from the year ended 31 December 2005 to the year ended 31 December 2007, the Directors expect that the Group's turnover will continue to achieve a stable growth in the coming years.

5. Status of Beijing office property market

Based on the DTZ Report, there was no significant change in market average rental of Beijing office market as compared with the fourth quarter of 2007. The overall market average sales price slightly increased by approximately 1.9% in the first quarter of 2008 to approximately RMB24,111 per sq. m..

In addition, based on the DTZ Report, it is forecasted that new supply of office of 104,000 sq. m. will enter into the Beijing market. We believe that such supply would be able to meet part of the demand for Beijing office in the second half of 2008.

II. THE ACQUISITION

1. Reasons for and benefits of the entering into of the Sale and Purchase Agreement

As advised by the Directors, the earnings growth of the Group are affected by, among other things, (i) the growth in the civil aviation industry in the PRC; (ii) the business scale of the Group; and (iii) the cost control of the Group. We consider that the Acquisition would bring the following benefits to the Group after Completion:

(a) Profitability of ACCA

For the three years ended 31 December 2007, the ACCA Group made net profit after taxation of approximately RMB123.2 million, RMB65.2 million and RMB63.9 million respectively. The Directors consider that, given ACCA's profitability in the three years ended 31 December 2007, the Acquisition would enable the Group to achieve accretion in earnings in the future.

(b) Vertical integration

As referred to in the Letter from the Board, the Group's principal business activities focus on travel distribution and sales area, whilst ACCA provides mainly accounting and settlement services. The two businesses cover both upstream and downstream aviation and the production line of travel distribution information technology. The Directors consider that the Acquisition would facilitate the Group's vertical integration, which in turn would improve the Group's operational efficiency and cost control in the years to come.

(c) Business expansion with minimum execution and operational risk

The Directors believe that the Acquisition will complement the Group's existing businesses by providing its customers with accounting, settlement and clearing services and information system and support services. As such, with its comprehensive and integrated services, the Group will be in a better position to serve its customers and broaden its revenue base. As the business model and mode of operations of the Group and ACCA are alike, and ACCA is wholly owned by CTHC, a substantial shareholder of the Company, it seems easier for the Group's management to understand the mode of operations of ACCA. Thus, the Directors believe that the Group would not face much difficulty in running the operations of ACCA. Based on the foregoing, the Directors believe that, through the Acquisition, the Group would be able to achieve business expansion with minimum execution and operational risk.

The Directors believe that the above benefits, which are expected to be brought by the Acquisition, would enable the Group to achieve business expansion and accretion in earnings in the years to come.

However, we wish to draw the attention of the Independent Board Committee and the Independent Shareholders of the following matters:

(a) *Services agreement with ACCA vs. acquisition of ACCA*

The Group could have made use of the processing capacity and other functions of ACCA by the entering into of ongoing services agreements/transactions between the Group and ACCA, instead of proceeding with the Acquisition. Notwithstanding that such ongoing services agreements/transactions would constitute continuing connected transactions for the Company under Chapter 14A of the Listing Rules, we believe that the relevant costs to be incurred in connection with the continuing compliance with Chapter 14A of the Listing Rules, together with the payments to be made by the Group to ACCA under the ongoing services agreements/transactions, are likely to be smaller than the aggregate amount of the consideration for ACCA and the possible capital expenditure to be incurred by ACCA in the years to come.

(b) *Continuation of the leasing of the Property vs. acquisition of the Property*

As referred to in the Letter from the Board, the Property has been used as a data centre by the Group and the Group has been paying a total rental and usage fees of approximately RMB16.6 million for the year ended 31 December 2007 for the leasing of the Property. The Group could have made use of the Property by the continuation of the leasing of it, instead of proceeding with the Acquisition.

The Group could have made use of the functions of ACCA (and the Property) by ways other than the Acquisition. However, we consider that the entering into of the Sale and Purchase Agreement is in the ordinary and usual course of business of the Group, and is in the interests of the Group and the Independent Shareholders as a whole, after taking into account: (i) the profitability of ACCA, which would enable the Group to achieve accretion in earnings in the future; (ii) the benefits which are expected to be brought by the vertical integration of the Group after Completion; and (iii) the minimum execution and operational risk in connection with the Acquisition.

2. The basis of the consideration for ACCA

Pursuant to the Sale and Purchase Agreement, the consideration for the entire registered capital of ACCA and the Property are RMB788 million (equivalent to approximately HK$878.62 million) and RMB212 million (equivalent to approximately HK$236.38 million) respectively, resulting in an aggregate consideration of RMB1 billion (equivalent to approximately HK$1.115 billion).

(a) Comparable companies

We have assessed the consideration for ACCA against comparable companies in the sector in which ACCA is situated (the "**Comparable Companies**"). We have identified the following companies listed all over the world which are principally engaged in transaction processing, technology solutions or marketing of travel, transportation or leisure related service that are broadly comparable to ACCA. However, we have to point out that although the analysis of Comparable Companies can reflect current market conditions in the industry and provide a guideline for valuation, it does not include differences in accounting policies and standards as well as differences in local regulations, operating environment, business model, taxation and other unique characteristics of different companies. Although no adjustment has been made in respect of the above differences, we believe that following analysis of Comparable Companies still provides a meaningful benchmark to assess the consideration for ACCA given that the business nature of the Comparable Companies are broadly comparable to that of ACCA.

Company name	Stock exchange	Ticker	Principle business	Price to earnings multiple ("PE") as at the Latest Practicable Date	Price to book ratio ("PB") as at the Latest Practicable Date
WNS (Holdings) Limited	New York Stock Exchange	WNS US Equity	Being a shared services center for airlines, its travel service portfolio includes processes which support air, car, hotel, marine and packaged travel services offered by its clients.	41.22	3.46
Kale Consultants Limited	Bombay Stock Exchange	KALE IN Equity	Being a technology solutions provider to the travel & transportation industry.	3.06	0.88
Viad Corp	New York Stock Exchange	VVI US Equity	It provides travel and recreation services in the United States and Canada.	15.96	1.60
SYKES Enterprises, Incorporated	NASDAQ	SYKE US Equity	It provides customer contact management solutions to communications, financial services, healthcare, technology as well as transportation and leisure industries.	20.98	2.37

ExlService Holdings, Inc.	NASDAQ	EXLS US Equity	It provides integrated outsourcing solutions and management of complex transaction processing operations.	15.40	2.48
Brady PLC	London Stock Exchange	BRY LN Equity	It provides integrated solutions support to trading operations.	25.28	1.98
Average				**20.32**	**2.13**
Maximum				**41.22**	**3.46**
Minimum				**3.06**	**0.88**

Source: Bloomberg and the official websites of the Comparable Companies

We noted that the PE of the Comparable Companies range from approximately 3.06 to approximately 41.22 with an average of approximately 20.32 and the PB of the Comparable Companies range from approximately 0.88 to approximately 3.46, with an average of approximately 2.13.

Set out below are (i) the net profits after taxation of ACCA; (ii) net asset values of ACCA; and (iii) the relevant ratios as compared to the consideration for ACCA:

	Amount	
Consideration for ACCA	RMB788,000,000	(a)
Net profit after taxation of ACCA for the year ended 31 December 2007	RMB63,898,000	(b)
Net asset value of ACCA as at 31 December 2007	RMB699,374,000	(c)
Target PE	**12.3**	**(a)/(b)**
Target PB	**1.1**	**(a)/(c)**

From the above table, we noted that the ratio of the consideration for ACCA to the net profit after taxation of ACCA for the year ended 31 December 2007 (the "**Target PE**") amounts to approximately 12.3. The ratio of the consideration for ACCA to the net asset value of ACCA as at 31 December 2007 (the "**Target PB**") amounts to approximately 1.1.

(i) PE comparison

We noted that the Target PE of approximately 12.3 is lower than the average PE of the Comparable Companies of approximately 20.32. As such, we are of the view that the Target PE is favourable as compared with the PE of the Comparable Companies.

(ii) PB comparison

The Target PB of approximately 1.1 is lower than the average PB of the Comparable Companies of approximately 2.13. As such, we are of the view that the Target PB is favourable as compared with the average PB of the Comparable Companies.

Based on the above, we consider that the consideration for ACCA is fair and reasonable so far as the Independent Shareholders are concerned.

3. The basis of the consideration for the Property

As referred to in the Letter from the Board, the consideration of RMB212 million was arrived at after arm's length negotiations between the parties to the Sale and Purchase Agreement, and was determined with reference to the latest appraised value of the Property as set out in the valuation report (the "**Valuation Report**") in Appendix IV to the Circular.

Set out below is the comparison of the consideration for the Property of RMB212 million and the capital value of the Property as set out in the Valuation Report:

		Amount
(A)	Capital value of the Property as set out in the Valuation Report	RMB208,325,000
(B)	Consideration for the Property	RMB212,000,000
Premium of the consideration for the Property as compared with the valuation amount: (B) - (A)		**RMB3,675,000 (or approximately 1.8%)**

In assessing the fairness and reasonableness of the valuation of the Property, we have reviewed the Valuation Report as set out in Appendix IV to the Circular. We have also discussed with the independent valuer on the methodology adopted and assumptions used in arriving at its valuation of the Property in the Valuation Report. The independent valuer has valued the Property by the direct comparison approach assuming sale of the property interests in their existing state with the benefit of immediate vacant possession and by making reference to comparable sales transactions as available in the relevant market. As advised by the independent valuer, the above approach is in accordance with the HKIS Valuation Standards on Properties (1st Edition 2005) published by the Hong Kong Institute of Surveyors. In light of the above, we are of the opinion that the valuation methodology adopted by the independent valuer is in line with normal market practice.

Based on the foregoing and the fact that the consideration for the Property is based on its capital value as set out in the Valuation Report, we concur with the Directors that the consideration for the Property is fair and reasonable so far as the Independent Shareholders are concerned.

4. The terms of the issue of the Consideration Shares

As advised by the Directors, they have considered other alternatives of payment for the consideration other than the issue of the Consideration Shares. However, the Directors consider that issue of new Domestic Shares is an acceptable means for satisfying the payment of the consideration, given that (i) debt financing such as bank borrowings or issue of debt securities would increase the gearing and finance costs of the Group, which may adversely affect the earnings of the Group; and (ii) the making of cash payment would reduce the Group's cash and bank balances.

As referred to in the paragraph headed "Capital expenditure" of the section headed "Financial review" of the Annual Report 2007, the Board estimated that the Group's planned capital expenditure for 2008 will amount to approximately RMB1,372 million, which will be mainly for the construction of a new operating center in Beijing, as well as development and gradual implementation of a new generation of aviation passenger service system and other new businesses. The sources of funding for the aforesaid capital expenditure will include internal cash flow generated from the Group's operations. As such, the Directors consider that it is beneficial to the Group to minimize the cash outflow in connection with the Acquisition, including the payment of the consideration for ACCA and the Property.

Since the consideration will be satisfied by way other than cash payment, the Acquisition will have no impact on the cash and bank position of the Group immediately after Completion. On the other hand, the issue of the Consideration Shares will strengthen the capital base and financial position of the Group. In light of the above, we are of the view that it is in the interests of the Group and the Independent Shareholders as a whole to settle the consideration by the issue of the Consideration Shares.

(a) Issue Price of the Consideration Shares

As referred to in the Letter from the Board, the consideration shall be satisfied by issue of the Consideration Shares at the issue price (the "**Issue Price**") of HK$6.39 per Consideration Share, which was determined after arm's length negotiation between the Company and CTHC, with reference to the average closing price for the last 20 full trading days of the H Shares up to and including 2 May 2008, the last full trading day of the H Shares on the Stock Exchange prior to the entering into of the Sale and Purchase Agreement (the "**Last Full Trading Day**"). The Issue Price represents:

(i) a premium of approximately 2.57% over the closing price of HK$6.23 per H Share as quoted on the Stock Exchange on the Latest Practicable Date;

(ii) a discount of approximately 4.48 % to the closing price of HK$6.69 per H Share as quoted on the Stock Exchange on the Last Full Trading Day;

(iii) a discount of approximately 5.47% to the average closing price of HK$6.76 per H Share as quoted on the Stock Exchange for the last 5 trading days up to and including the Last Full Trading Day;

(iv) a discount of approximately 3.33% to the average closing price of HK$6.61 per H Share as quoted on the Stock Exchange for the last 10 trading days up to and including the Last Full Trading Day; and

(v) a premium of approximately 2.90% over the average closing price of HK$6.21 per H Share as quoted on the Stock Exchange for the last 30 trading days up to and including the Last Full Trading Day.

The chart below shows the daily closing prices of the H Shares traded on the Stock Exchange from 3 May 2007 (being one year immediately prior to the Last Full Trading Day) up to and including 2 May 2008, the Last Full Trading Day (the "**Review Period**"):


Price
(HK$)
10
9
8
7
6
5
4
3
2
1
0
Issue Price = HK$6.39
2007-5-3
2007-6-3
2007-7-3
2007-8-3
2007-9-3
2007-10-3
2007-11-3
2007-12-3
2008-1-3
2008-2-3
2008-3-3
2008-4-3

Source: Bloomberg

During the Review Period, the Shares were traded with closing prices in the range of HK$9.35 per Share to HK$5.50 per Share, with an average of closing prices of approximately HK$7.315 per Share for the Review Period. As indicated from the chart above, the Issue Price, which was determined by reference to the average closing price of the H Shares for the last 20 full trading days up to and including the Last Full Trading Day, is within the range of the closing prices of the Shares traded during the Review Period.

(b) Comparable of the Issue Price with comparable issues

In assessing the fairness and reasonableness of the Issue Price, we have compared the Issue Price with other issues of H shares or domestic shares, which have been announced by companies whose H shares are listed on the main board of the Stock Exchange from 1 June 2007 up to and including the Latest Practicable Date (the "**Comparable Issues**"), irrespective of whether such issues proceeded or has proceeded to completion or not. In this connection, we have, to the best of our knowledge, identified a total of ten Comparable Issues, details of which are set out as follows:

Date of announcement	Name of issuer	Stock code	Nature of issue of H shares	Issue price *(HK$)*	(Discount)/ premium of the issue price (to)/over the closing price on the last full trading day before the respective announcement	(Discount)/ premium of the issue price (to)/over the average closing price for the last 5 consecutive trading days up to and including the last full trading day before the respective announcement	(Discount)/ premium of the issue price (to)/over the average closing price for the last 10 consecutive trading days up to and including the last full trading day before the respective announcement
9 August 2007	China National Building Material Company Limited	3323	Placing of new H shares	17.80	(1.98)%	(1.98)%	2.36%
5 September 2007	Shandong Molong Petroleum Machinery Company Limited	568	Placing of new H shares	1.70	(5.56)%	(2.30)%	(2.86)%
20 September 2007	Zhejiang Yonglong Enterprises Co., Ltd.	8211	Placing of new H shares	0.55	(9.84)%	(7.72)%	(8.49)%
10 October 2007	First Tractor Company Limited	38	Placing of new H shares	3.95	(3.89)%	(4.36)%	(7.28)%
9 November 2007	China Eastern Airlines Corporation Limited	670	Subscription for new H shares	3.80	(50.59)%	(53.20)%	(53.03)%

18 December 2007	CATIC Shenzhen Holdings Limited	161	Placing of new H shares	6.00	(6.98)%	(6.69)%	(5.21)%
29 February 2008	Tianjin Tianlian Public Utilities Company Limited	8290	Placing of new H shares	1.90	(7.77)%	(4.71)%	(4.52)%
28 March 2008	China Communications Services Corporation Limited	552	Placing of new H shares	5.25	(0.57)%	(0.19)%	(5.91)%
22 May 2008	Zhejiang Glass Company Limited	739	Placing of new H shares	6.05	(14.18)%	(13.79)%	(14.35)%
30 May 2008	Beijing Capital International Airport Co., Ltd.	694	Placing of new H shares	7.45	(6.88)%	(6.76)%	(8.70)%
	Highest				**(0.57)%**	**(0.19)%**	**2.36%**
	Lowest				**(50.59)%**	**(53.20)%**	**(53.03)%**
	Average				**(10.82)%**	**(10.17)%**	**(10.80)%**
	Highest (excluding China Eastern Airlines Corporation Limited)				**(0.57)%**	**(0.19)%**	**2.36%**
	Lowest (excluding China Eastern Airlines Corporation Limited)				**(14.18)%**	**(13.79)%**	**(14.35)%**
	Average (excluding China Eastern Airlines Corporation Limited)				**(6.41)%**	**(5.39)%**	**(6.11)%**
	The issue of the Consideration Shares				**(4.48)%**	**(5.47)%**	**(3.33)%**

Source: the website of the Stock Exchange

As shown in the above table, the issue prices of the Comparable Issues were set at discounts to their respective closing prices on the last full trading day immediately prior to the release of the relevant announcements, with an average of discount of approximately 10.82%. We note that the Issue Price was at a discount of approximately 4.48% to the closing price of the Shares as at the Last Full Trading Day, which is favourable as compared with the aforesaid average.

In addition, as shown in the above table, (i) the issue prices of the Comparable Issues ranged between a discount of approximately 0.19% and a discount of approximately 53.20% (the "**Five-Day Range**"), as compared with the average closing price per share on the last five trading days up to and including the last trading day before the respective announcements; and (ii) the issue prices of the Comparable Issues ranged between a premium of approximately 2.36% and a discount of approximately 53.03% (the "**10-Day Range**"), as compared with the average closing price per share on the last 10 trading days up to and including the last trading day before the respective announcements.

We noted that (i) the discount of the Issue Price to the average closing price for the five trading days up to and including the Last Full Trading Day of approximately 5.47% was within the Five-Day Range; and (ii) the discount of the Issue Price to the average closing price for the 10 trading days up to and including the Last Full Trading Day of approximately 3.33% was also within the 10-Day Range.

We wish to draw the attention of the Independent Board Committee and the Independent Shareholders that the issue price of H shares of Eastern Airlines (being a connected person of the Company) was at significant discounts of more than 50% to each of (i) the closing price on the last full trading day immediately prior to the release of the relevant announcement; (ii) the average closing price per share on the last five trading days up to and including the last trading day before the relevant announcement; and (iii) the average closing price per share on the last 10 trading days up to and including the last trading day before the relevant announcement. Thus, we consider that the H share issue of Eastern Airlines, which is in sharp contrast as compared with other cases of the Comparable Issues, may be an exceptional case for the purpose of assessing the fairness and reasonableness of the Issue Price.

Should we exclude the H share issue of Eastern Airlines, we noted that:

(i) the average discount of the issue prices of the Comparable Issues (save for Eastern Airlines) to their respective closing prices on the last full trading day immediately prior to the release of the relevant announcements was approximately 6.41% (the "**Revised Last Day Average**") ;

(ii) the average discount of the issue prices of the Comparable Issues (save for Eastern Airlines) to the average closing price per share on the last five trading days up to and including the last trading day before the respective announcements was approximately 5.39% (the "**Revised Five-Day Average**"); and

(iii) the average discount of the issue prices of the Comparable Issues (save for Eastern Airlines) to the average closing price per share on the last 10 trading days up to and including the last trading day before the respective announcements was approximately 6.11% (the "**Revised 10-Day Average**").

As illustrated above, we noted that:

(1) the Issue Price was at a discount of approximately 4.48% to the closing price of the Shares as at the Last Full Trading Day, which is favourable as compared with the Revised Last Day Average;

(2) the Issue Price was at a discount of approximately 5.47% to the average closing price for the five trading days up to and including the Last Full Trading Day, which is unfavourable as compared with the Revised Five-Day Average; and

(3) the Issue Price was at a discount of approximately 3.33% to the average closing price for the 10 trading days up to and including the Last Full Trading Day, which is favourable as compared with the Revised 10-Day Average.

Notwithstanding the unfavourable comparison as illustrated in (2) above, we wish to draw the attention of the Independent Board Committee and the Independent Shareholders that:

(a) the Issue Price was at a discount of approximately 4.48% to the closing price of the Shares as at the Last Full Trading Day, which was within the range of discounts of the issue prices of the Comparable Issues (save for Eastern Airlines) to their respective closing prices on the last full trading day immediately prior to the release of the relevant announcements, which ranged between a discount of approximately 0.57% and a discount of approximately 14.18%; and

(b) the Issue Price was at a discount of approximately 5.47% to the average closing price for the five trading days up to and including the Last Full Trading Day, which was within the range of discounts of the issue prices of the Comparable Issues (save for Eastern Airlines) to the average closing price per share on the last five trading days up to and including the last trading day before the respective announcements, which ranged between a discount of approximately of 0.19% and a discount of approximately 13.79%.

Based on the foregoing, we are of the opinion that the Issue Price is fair and reasonable and in-line with other issues of H shares in the securities market of Hong Kong as announced by issuers since 1 June 2007.

Having considered the principle factors and reasons above, we consider the Issue Price is fair and reasonable so far as the Independent Shareholders are concerned.

5. Conditions precedent to the Sale and Purchase Agreement

Completion shall be conditional upon, among other things, the following conditions precedent being fulfilled or waived:

(i) approval of the Sale and Purchase Agreement and the transactions contemplated thereunder by the Independent Shareholders at the EGM;

(ii) approval from all relevant PRC government authorities for the transactions contemplated under the Sale and Purchase Agreement and compliance with all PRC laws and regulations for the Acquisition;

(iii) the representations and warranties in the Sale and Purchase Agreement being true and correct and not misleading in any material respects;

(iv) the Company being satisfied with the results of the due diligence investigation in respect of ACCA and the Property; and

(v) the Company having obtained a legal opinion issued by a PRC law firm of lawyers in respect of the legality and enforceability of the Acquisition.

The Company has the right to waive whole or part of the conditions (iii) to (v) above. As referred to in the Letter from the Board, save for condition (i) above, all the other conditions have been fulfilled as at the Latest Practicable Date.

6. Potential dilution effect on the shareholding interests of the Independent Shareholders upon Completion

The issue of the Consideration Shares would dilute the interest of the Independent Shareholders in the issued share capital of the Company. Set out below is the shareholding structure of the Company as at the Latest Practicable Date and immediately after Completion (assuming that there is no other change in the issued share capital of the Company save for the issue of the Consideration Shares between the Latest Practicable Date and the date of Completion):

		As at the Latest Practicable Date		**Immediately after Completion**	
Name of Shareholder	*Class of Shares*	*Number of Shares*	*Percentage of total issued share capital*	*Number of Shares*	*Percentage of total issued share capital*
CTHC	Domestic shares	396,993,000	22.35%	571,484,393	29.29%
Southern Holding	Domestic shares	232,921,000	13.11%	232,921,000	11.94%
Eastern Holding	Domestic shares	218,829,000	12.32%	218,829,000	11.22%
China Holding	Domestic shares	178,867,000	10.07%	178,867,000	9.17%
Other domestic Shareholders	Domestic shares	126,997,000	7.15%	126,997,000	6.51%
Public	H shares	621,708,000	35.00%	621,708,000	31.87%
Total		1,776,315,000	100.00%	1,950,806,393	100.00%

Based on the above, the shareholding interest of the existing Independent Shareholders (as represented by the public Shareholders) will be diluted from approximately 35.00% to approximately 31.87% as a result of the issue of the Consideration Shares. As advised by the Directors, although the aggregate percentage shareholding of the Independent Shareholders will be diluted as a result of the Acquisition, it should be noted that there would be favorable impact on the financial performance of the Group as ACCA is expected to generate new income stream to the Group.

However, we wish to draw the attention of the Independent Board Committee and the Independent Shareholders that, as referred to in the Annual Report 2007, the cash and bank balances of the Group amounted to approximately RMB3 billion as at 31 December 2007, whilst the Group had no bank borrowings as at 31 December 2007. The Group could have considered the alternative of financing the payment of the consideration by cash, instead of the issue of the Consideration Shares.

As referred to in the Letter from the Board, the Company considered that the payment of consideration for the Acquisition was more appropriate by way of issuing the Consideration Shares as opposed to payment by cash, because based on the related regulations by the State-owned Assets Supervision and Administration Commission of the State Council and the legal opinion provided by the PRC lawyer of the Company, cash payment made by the Company for this transaction would trigger the requirement for an open tender under the applicable PRC laws. The Directors confirmed that all necessary approvals from the relevant PRC authorities for the issue of Consideration Shares by the Company have been obtained under the applicable PRC laws. Based on the aforesaid, we consider that the issue of the Consideration Shares is acceptable so far as the interest of the Independent Shareholders is concerned.

7. Financial impacts on the Group

As referred to in the Letter from the Board, immediately after Completion, ACCA will become a wholly-owned subsidiary of the Company. As advised by the Directors, the Acquisition would bring the following financial effects on the Group:

(a) Earnings

As referred to in the Annual Report 2007, the Group recorded an audited consolidated net profit attributable to the Shareholders of approximately RMB631.0 million for the year ended 31 December 2007. Immediately after Completion, the results of ACCA will be consolidated into the accounts of the Group.

As referred to in the Letter from the Board, assuming the Acquisition had been completed on 1 January 2007, the Group's consolidated profit attributable to the Shareholders would be increased to approximately RMB696.8 million, representing an increase of approximately 10.4% as compared with the Group's audited consolidated profit attributable to the Shareholders for the year ended 31 December 2007 of approximately RMB631.0 million.

(b) Net assets value

As referred to in the Annual Report 2007, the audited consolidated net asset value of the Group as at 31 December 2007 were approximately RMB4,418.7 million, or approximately RMB2.49 per Share (based on 1,776,315,000 Shares in issue as at 31 December 2007).

Based on the unaudited proforma consolidated statement of assets and liabilities of the Enlarged Group as set out in Appendix III to the Circular, the consolidated net asset value of the Group would increase to approximately RMB5,315.6 million immediately after Completion, or approximately RMB2.72 per Share (based on 1,950,806,393 Shares in issue as a result of the issue of 174,491,393 Consideration Shares).

(c) Gearing

As referred to in the Annual Report 2007, (i) the Group's aggregate cash and bank balance (which comprised cash and cash equivalents and short-term bank deposits) amounted to approximately RMB3,053.1 million as at 31 December 2007, whilst its bank borrowings was nil as at 31 December 2007. Based on the aforesaid, the Group's net borrowings to equity ratio (being bank borrowings less cash and bank balance, expressed as a percentage of net assets value) was nil as at 31 December 2007.

Based on the unaudited proforma consolidated statement of assets and liabilities of the Enlarged Group as set out in Appendix III to the Circular, the Group's bank borrowings would remain nil immediately after Completion. Based on the aforesaid, the Group's net borrowings to equity ratio would remain nil after Completion.

(d) Working capital

Since the Consideration will only be satisfied by the issue of the Consideration Shares, the Directors expect that there will be no material adverse impact on the Group's working capital position immediately after Completion.

Based on the above, the Directors expect that the Acquisition would not bring any material adverse impact on the Group's financial position.

8.. Other factors in connection with the Acquisition

In assessing the Acquisition as a whole, we have also considered other factors as set out below:

(a) Requirement for capital expenditure in respect of the continued improvement of information technology systems of ACCA

The business of ACCA is highly dependent on the ability of its information technology ("**IT**") systems to process a large number of transactions across numerous institutions and airlines in a timely manner. ACCA's ability to remain competitive will depend in part on its ability to upgrade its IT systems in a timely and cost-effective manner. As advised by the Directors, ACCA is making, and intend to continue to make, investments to improve or upgrade its IT systems. The Group is required to incur additional capital expenditure in respect of the continued improvement of IT systems of ACCA.

(b) *Realization of objectives in connection with the Acquisition*

Through the Acquisition, it is the Group's intention to achieve a number of objectives, including but without limitation to achievement of cost savings, improvement of customer service, improvement of internal process efficiency, enhancement of existing infrastructure of the Group as well as increase in utilisation of infrastructure assets of the Group. However, there is no assurance that the Group will be able to achieve the aforesaid objectives after Completion.

Notwithstanding the above, we consider that the Acquisition is fair and reasonable so far as the Independent Shareholders are concerned, taking into account the benefits which are expected to be brought by the Acquisition as detailed in section II.1 above. Overall, we are of the view that the Acquisition (including the issue of the Consideration Shares) is on normal commercial terms, is fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Group and the Shareholders as a whole.

III. THE ACCA CONTINUING CONNECTED TRANSACTIONS

1. Background of the Non-exempt Continuing Connected Transactions

As referred to in the Letter from the Board, prior to the Acquisition, ACCA had entered into various arrangements with a number of connected persons of the Company, including provision of property management services, systems development and support services, passenger and cargo revenue accounting and settlement services, domestic mail revenue accounting and settlement services and BSP services.

As referred to in the Letter from the Board, the ACCA Continuing Connected Transactions in respect of Eastern Airlines and Air China, as well as the IATA Agreement are subject to the approval by Independent Shareholders at the EGM by way of poll. Based on the information in the Letter from the Board, set out below are the details on the Non-exempt Continuing Connected Transactions:

Other party	**Date**	**Duration**	**Details**
Type 1 — System development and support services			
Revenue accounting systems development and support services			
Eastern Airlines	22 February 2008	1 January 2008 to 31 December 2009	Provision of computer system application development and support services to various airline companies.

Air China	28 February 2008	1 January 2008 to 31 December 2009	The main products provided by ACCA include self-developed computer application systems in respect of both international and domestic passengers revenue accounting system, international and domestic cargo revenue accounting system, mail revenue accounting system, airport miscellaneous charges accounting system, data service system, international and domestic clearing and settlement system etc. Such system services mainly include application and operation support, customized development, system implementation, business research and system development.

Type 2 — Passenger and cargo revenue accounting and settlement services

Eastern Airlines	22 February 2008	1 January 2008 to 31 December 2009	Provision of data capturing, sales reporting control, sales auditing, prorating, uplift processing, outward and inward billing, accounting, coupon matching, account management and management information reporting services for passenger and cargo (as the case may be) revenue accounting and settlement services.
Air China	28 February 2008	1 January 2008 to 31 December 2009	

Type 4 — BSP services

IATA as authorised by the Connected Airlines	27 March 2008	27 March 2008 to 31 March 2017	Provision of BSP Services to IATA in the PRC, Hong Kong, Macau and Chinese Taipei. BSP is a system designed to facilitate and simplify the selling, reporting and remitting procedures of IATA Accredited Passenger Sales Agents, as well as to improve financial control and cash flow for the airline companies. ACCA has contracted with IATA to supply such services for additional territories which is expected to be commenced in January 2010, such services will include supply of software application support, development and maintenance services.

2. Background of the interline data exchange agreements entered into between ACCA and Xiamen Airlines and Hainan Airlines respectively

It is also noted that the duration of the interline data exchange agreements entered into between ACCA and Xiamen Airlines and Hainan Airlines respectively, as well as the IATA Agreement (together, the "**Longer Duration Transactions**') are longer than three years. Pursuant to Rule 14A.35(1) of the Listing Rules, we have to explain to the Independent Board Committee and the Independent Shareholders as to whether such transactions are fair and reasonable and whether it is normal business practice for agreements of this type to be of such duration.

Based on the information in the Letter from the Board, set out below are the details on the interline data exchange agreements entered into between ACCA and Xiamen Airlines and Hainan Airlines respectively:

Other party	Date	Duration	Details
Xiamen Airlines	26 September 2006	1 October 2006 to 31 December 2009	Mainly include receiving interline outward billing data from various airline companies, identifying the airlines to be charged for receipt of such services ("**Billed Airlines**"), consolidating the data from all of the airline companies on behalf of the Billed Airlines and delivering the data to such Billed Airlines.
Hainan Airlines	18 September 2006	1 October 2006 to 31 December 2009	

3. The terms of the Non-exempt Continuing Connected Transactions

Set out below is a summary of the pricing bases for the Non-exempt Continuing Connected Transactions:

Type	Pricing basis
Revenue accounting systems development and support services	The system service fee is charged on a monthly basis and is based on the agreement signed between the provider and the users. There are several levels of charge rates based on transaction volume which are specified in the relevant agreement. The charge amount is determined by reference to the price and size of the relevant services provided. Charge rate depends on transaction volume level - the higher the transaction volume, the lower the rates to be charged by the provider.

Passenger and cargo revenue accounting and settlement services	The fees are charged by reference to the rate and rules prescribed in the relevant document issued by the industry regulatory authorities. The prices of the provision of the services are specified in the relevant agreement which is based on the calculation of (i) the percentage rate of the total accounting amount; and (ii) the transaction volume times unit price.
BSP services	Fees are charged base on the basis of a "Standard Charging Unit" (as defined in the IATA Agreement) per processing transaction. The Standard Charging Unit payable by IATA is defined in Renminbi for transactions in the PRC, in Hong Kong Dollars for Hong Kong, Macau and in United Stated Dollars for other territories, subject to exchange rate fluctuation which will be adjusted in accordance with the terms of the IATA Agreement.

To the best knowledge, information and belief of the Directors, ACCA is currently the only provider in the PRC in respect of accounting, settlement and clearing services and information system and support services to commercial airlines and other aviation companies. In addition, the Directors advised that:

(i) the other customers of ACCA for revenue accounting systems development and support services, as well as passenger and cargo revenue accounting and settlement services include other domestic airlines in the PRC, being Southern Airlines, Macau Airlines, Xiamen Airlines, Hainan Airlines, Shenzhen Airlines, Shanghai Airlines, Shandong Airlines and Sichuan Airlines, all of which are also connected persons of the Company;

(ii) ACCA also provides other airlines (being independent third parties) with services (the "**Similar Services**") which are similar to the revenue accounting systems development and support services as well as passenger and cargo revenue accounting and settlement services; and

(iii) ACCA provided BSP services to the members of BSP services, including but not limited to the Connected Airlines.

In light of the above, save for the Similar Services as mentioned in (ii) above, the Directors are not aware of any other comparable agreements in the PRC market entered into by third parties (being parties other than ACCA or the Connected Airlines) to which reference can be made regarding the pricing bases for the revenue accounting systems development and support services, as well as the passenger and cargo revenue accounting and settlement services.

We have reviewed the agreements in respect of the Similar Services, and we noted that pricing bases for the revenue accounting systems development and support services, as well as passenger and cargo revenue accounting and settlement services, were comparable to the Similar Services. Accordingly, we consider that the pricing bases of the revenue accounting systems development and support services, as well as the passenger and cargo revenue accounting and settlement services, are acceptable.

In respect of the BSP services, based on the information provided by the Group's management to us, the pricing bases for the BSP services charged by IATA to the Connected Airlines are the same as those charged by IATA to other members of the BSP services, being airlines which are independent third parties. As such, we consider that the terms of the BSP services are fair and reasonable so far as the Independent Shareholders are concerned.

Overall, we consider that the terms of the Non-exempt Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Independent Shareholders as a whole.

4. The period of the Longer Duration Transactions

As referred to in the Letter from the Board, (i) the durations of the interline data exchange agreements entered into between ACCA and Xiamen Airlines and Hainan Airlines respectively are 39 months, which is longer than three years; and (ii) the IATA Agreement is from 27 March 2008 to 31 March 2017, which is slightly more than nine years.

As advised by the Directors, the Company has entered into certain airline services agreements with Hainan Airlines, China Eastern Air Wuhan Company Limited, Shanghai Airlines, Southern Airlines and Eastern Airlines of more than three years, details of which were set out in the circulars dated 7 April 2006 and 10 October 2007 issued by the Company (the "**Promoters Airline Services Transactions**"). As advised by the Directors, the nature of the services provided in such transactions related with IT for civil aviation companies, which is comparable to those of the transactions contemplated under Longer Duration Transactions. As such, we consider that the aforesaid transactions, being IT services provide by the Group to other airlines in the PRC, are broadly comparable to the Longer Duration Transactions, and the period of such transactions are suitable for our assessment of the fairness and reasonableness of the period of the Longer Duration Transactions.

Set out below is a summary of the terms of the airline services agreement entered between the Company and the airline services promoters:

Name of airline services promoter	Date of agreement/ renewal agreement	Number of years of term of agreement
Hainan Airlines	25 October 2004	Five
China Eastern Air Wuhan Company Limited	1 November 2004	Five
Shanghai Airlines	5 November 2004	Five
Southern Airlines	23 January 2006	Four
Eastern Airlines	30 June 2007	Four and a half (counting from the date of agreement to 31 December 2011)

As illustrated above, each of Hainan Airlines, China Eastern Air Wuhan Company Limited, Shanghai Airlines, Southern Airlines and Eastern Airlines has entered into similar arrangements with the Group of more than three years. As such, we consider that it is not uncommon for the Group to enter into agreements with airlines in the PRC in relation to provision of IT services for a period of more than three years.

As advised by the Directors, the Group is currently the only provider in the PRC in respect of the aviation information technology for PRC domestic airlines so far as the Directors are aware. As such, the Directors are not aware of any other comparable agreements in the PRC market entered into by independent third parties, to which reference can be made regarding whether or not duration in excess of three years is within the normal business practice of the industry in the PRC. In light of the above, we conducted a research of international IT services providers which have provided IT services to airlines, so that we would be able to assess the fairness and reasonableness of the period of the Longer Duration Transactions, and formulate our opinion with regard to whether a term in excess of three years is in line with the normal business practice.

Through our searches via the Internet and Bloomberg, we have, to the best of our knowledge and information, identified seven international IT service providers which are also engaged in the business of the Group, i.e. provision of IT services to airline operators. Out of the identified international IT service providers, we noted that Electronic Data Services Corporation, International Business Machines Corporation and Satyam Computer Services Limited have provided IT services to airlines for a term of more than three years (together, the "**International IT Transactions**"). We consider that the International IT Transactions are broadly comparable to the Longer Duration Transactions, and the period of the International IT Transactions are suitable for our assessment of the fairness and reasonableness of the period of the Longer Duration Transactions. Set out below is a summary of the terms of the International IT Transactions:

IT service provider	Principal business activities	Year of agreement	Airline	Term of agreement *(years)*
Electronic Data Systems Corporation *(Note 1)*	A global technology services company and is listed on the New York Stock Exchange. It delivers a broad portfolio of information technology services to clients in many different industries.	2006	United Airlines	10
International Business Machines Corporation *(Note 2)*	A global integrated information technology provider, with expertise in hardware, software and services. It is listed on the New York Stock Exchange.	2006	Delta Air Lines, Inc.	Seven

Satyam Computer Services Limited *(Note 3)*	A global consulting and IT services company, and is listed on the New York Stock Exchange. It provides a range of expertise, such as IT outsourcing and systems integration.	2006	Qantas Airways Limited	Seven

Notes:

1. The transaction was disclosed on the website of Electronic Data Systems Corporation (www.eds.com) in the article headed "EDS signs contract with United Airlines to upgrade computer systems and service to reduce IT costs" dated 17 January 2006.

2. The transaction was disclosed on Bloomberg in the article headed "IBM wins 7-year agreement to run Delta's reservations system" dated 21 August 2006.

3. The transaction was disclosed on the website of Satyam Computer Services Limited (www.satyam.com) in the article headed "Satyam wins multi-million dollar Qantas deal" dated 9 November 2006.

As illustrated above, each of Electronic Data Services Corporation, International Business Machines Corporation and Satyam Computer Services Limited has entered into similar arrangements with airlines of more than three years. In addition, the longest period of the Longer Duration Transactions, being the period of the IATA Agreement which would be from 27 March 2008 to 31 December 2017, is shorter than the longest period of the International IT Transactions (being 10 years).

We noted that the period of the IATA Agreement, being slightly more than nine years, is longer than the periods of the Promoters Airline Services Transactions, which ranges between four years and five years. Notwithstanding the fact that only three international IT service providers have provided IT services to airlines for a term of more than three years, we consider that the relatively long duration of the IATA Agreement is acceptable, as the period of the IATA Agreement, being slightly more than nine years, is shorter than the longest period of the International IT Transactions (being 10 years).

We also noted that the duration of the interline data exchange agreement entered into between ACCA and Shanghai Airlines is three years, which is shorter than the durations of the interline data exchange agreements entered into between ACCA and Xiamen Airlines and Hainan Airlines respectively (being 39 months) by three months. We consider that such difference between the durations of the interline data exchange agreements is acceptable because:

(i) the difference in duration is only three months, which is relatively short as compared with three years;

(ii) the interline data exchange agreement entered into between ACCA and Shanghai Airlines, as well as the interline data exchange agreements entered into between ACCA and Xiamen Airlines and Hainan Airlines respectively, will all expire on the same date, i.e. 31 December 2009; and

(iii) the durations of the interline data exchange agreements entered into between ACCA and Xiamen Airlines and Hainan Airlines respectively (being 39 months) is shorter than the periods of the Promoters Airline Services Transactions, which ranged between four years and five years.

Based on the aforesaid, we consider that (i) the longer period for the Longer Duration Transactions is required and it is normal business practice for contracts of IT services provided to airlines to be of such duration; and (ii) the term of the Longer Duration Transactions of more than three years, which would enable the Group to derive revenue over a longer period, is acceptable.

IV. THE ANNUAL CAPS

1. The applicable Annual Caps for the Non-exempt Continuing Connected Transactions

For the easier reference of the Independent Shareholders, set out below is a summary of the applicable Annual Caps for the Non-exempt Continuing Connected Transactions for the three years ending 31 December 2010, as classified by the nature of transactions:

	Applicable Annual Caps		
	2008	**2009**	**2010**
	(RMB'000)	*(RMB'000)*	*(RMB'000)*
Revenue Accounting Systems Development and Support Services to be entered into by Eastern Airlines	45,931	55,117	66,141
Revenue Accounting Systems Development and Support Services to be entered into by Air China	29,314	35,176	42,212
Passenger and Cargo Revenue Accounting and Settlement Services to be entered into by Eastern Airlines	18,276	21,931	26,317
Passenger and Cargo Revenue Accounting and Settlement Services to be entered into by Air China	28,325	33,990	40,788
BSP services	58,048	75,464	98,103

Source: information provided by the Group's management

2. The historical transaction amounts of the Non-exempt Continuing Connected Transactions

For the easier reference of the Independent Shareholders, set out below is a summary of the historical transaction amounts for the Non-exempt Continuing Connected Transactions for the three years ended 31 December 2007, as classified by the nature of transactions:

	Historical transaction amount for the year ended 31 December		
	2005	**2006**	**2007**
	(RMB'000)	*(RMB'000)*	*(RMB'000)*
Revenue Accounting Systems Development and Support Services entered into by Eastern Airlines	34,169	35,671	38,276
Revenue Accounting Systems Development and Support Services entered into by Air China	21,272	21,625	24,428
Passenger and Cargo Revenue Accounting and Settlement Services entered into by Eastern Airlines	12,621	15,597	15,230
Passenger and Cargo Revenue Accounting and Settlement Services entered into by Air China	21,291	22,871	23,604
BSP services	29,781	35,983	44,653

Source: information provided by the Group's management

3. The comparison of historical amount of the Non-exempt Continuing Connected Transactions for the year ended 31 December 2007 and the applicable Annual Caps for the year ending 31 December 2008

Based on the above, we noted that:

(i) the annual cap for the revenue accounting systems development and support services to be entered into by each of Eastern Airlines and Air China for the year ending 31 December 2008 is higher than the historical transaction amount of the same services for the year ended 31 December 2007 by 20%;

(ii) the annual cap for the passenger and cargo revenue accounting and settlement services to be entered into by each of Eastern Airlines and Air China for the year ending 31 December 2008 is higher than the historical transaction amount of the same services for the year ended 31 December 2007 by 20%; and

(iii) the annual cap for the BSP services for the year ending 31 December 2008 is higher than the historical transaction amount of the same services for the year ended 31 December 2007 by 30%.

4. The growth in the Annual Caps

Set out below is a summary of the growth in the Annual Caps, as classified by the nature of transactions:

Type	Basis for the growth in caps
Revenue accounting systems development and support services	By reference to CAAC's "Eleventh five-year plan", the passenger volume is expected to have a steady growth rate of 14% annually. ACCA will continue to develop new products and services, including but not limited to setting up data exchange platform, providing data service products and data value-added services. With the number of passengers expected to increase, the estimated level of service and scope of services provided by the Group is estimated to increase by 20% annually based on the future growth rate of aviation industry and the historical growth of airline's business in the recent years.
Passenger and cargo revenue accounting and settlement services	According to CAAC's "Eleventh Five-year Plan", civil aviation transportation volume in the PRC has an average annual growth rate of 14%. ACCA aims to expand its businesses to domestic interline accounting; develop sales audit business and outsourcing business; as well as expand the potential customer group in settlement market. By reference to the historical transaction amounts and the estimated market pricing for the similar services, it is expected that the annual transportation volume and revenue accounting amount will increase by approximately 20%.
BSP services	BSP business in the PRC has recorded a growth of over 21-25% per annum for the period from 2005 to 2007. According to CAAC's "Eleventh Five-year Plan", civil aviation passenger volume in the PRC is estimated to have an average annual growth of 14%. By reference to the market demand for the BSP business and the increasing growth rate of the civil aviation passenger volume in the PRC, ACCA is expected to increase the annual growth rate of IATA services by 30% in the near future.

We consider that the applicable Annual Caps for the Non-exempt Continuing Connected Transactions for the three years ending 31 December 2010 are fair and reasonable so far as the Independent Shareholders are concerned, taking into account:

(i) the applicable Annual Caps for the Non-exempt Continuing Connected Transactions for the year ending 31 December 2008 are based on the historical transaction amounts for the year ended 31 December 2007, and the relevant expected growth rates in the year ending 31 December 2008;

(ii) the positive outlook of the aviation industry in the PRC;

(iii) the historical growth in the Group's turnover and bookings of seats of commercial airlines in the PRC; and

(iv) the applicable Annual Caps for the Non-exempt Continuing Connected Transactions would provide adequate buffer for Group, in case unanticipated revenue is derived from the Non-exempt Continuing Connected Transactions. Such, in turn, would facilitate the Group's business growth for the three years ending 31 December 2010.

Based on the aforesaid, we consider that the applicable Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned, and are in the interests of the Group and the Shareholders as a whole.

RECOMMENDATIONS

The Acquisition

Before reaching our conclusion and recommendation, we would like to draw your attention to the following factors in connection with the business operations of ACCA as detailed in sub-section II.8 of this letter, the impacts of which on the Group's business operations could not be ascertained as at the Latest Practicable Date:

(i) requirement for capital expenditure in respect of the continued improvement on the information technology system of ACCA; and

(ii) realization of objectives in connection with the Acquisition.

We also wish to draw the attention of the Independent Board Committee and the Independent Shareholders that the shareholding interest of the existing Independent Shareholders will be diluted from approximately 35.00% to approximately 31.87% as a result of the issue of the Consideration Shares.

However, we also noted:

(i) the Sale and Purchase Agreement was negotiated and entered into on normal commercial terms;

(ii) certain benefits are expected to be brought by the Acquisition as detailed in sub-section II.1 of this letter, which the Directors believe would enable the Group to achieve business expansion and accretion in earnings in the years to come;

(iii) the Acquisition is in the ordinary and usual course of business of the Group;

(iv) the consideration is fair and reasonable so far as the Independent Shareholders are concerned;

(v) the profitability of ACCA in the past; and

(vi) the Acquisition will expand the Group's capabilities in transaction processing, which in turn would enable the Group to be better-positioned to capitalise on the business opportunities arising and to be arisen from the growth in civil aviation industry in the PRC.

In addition, we also wish to draw the attention of the Independent Board Committee and the Independent Shareholders that:

(i) it is beneficial to the Group to minimize the cash outflow in connection with the Acquisition, including the payment of the consideration for ACCA and the Property, for the reasons as detailed in sub-section II.4 of this letter; and

(ii) as detailed in section II.6 of this letter, cash payment made by the Company for this transaction would trigger the requirement for an open tender under the applicable PRC laws Accordingly, it is essential for the Group to proceed with the acquisition of ACCA and the Property by the issue of the Consideration Shares.

Notwithstanding the other factors in connection with the business operations of ACCA as detailed in sub-section II.8 of this letter, as well as the dilution in the shareholding interest of the existing Independent Shareholders as a result of the Acquisition, we are of the view that the advantages which are expected to be brought by the Acquisition would be instrumental in the achievement of the Group's business growth. In addition, we consider that the Acquisition is (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Independent Shareholders as a whole.

Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to (i) vote in favour of the proposed resolutions to approve the Acquisition and the issue of the Consideration Shares. We also advise the Independent Shareholders to vote in favour of the proposed resolutions to approve the Acquisition and the issue of the Consideration Shares at the EGM.

The Non-exempt Continuing Connected Transactions

Having considered the above principal factors and reasons, we consider that the Non-exempt Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole, and the applicable Annual Caps for the Non-exempt Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole. In addition, we consider that the longer periods for the interline data exchange agreements entered into between ACCA and Xiamen Airlines and Hainan Airlines respectively, as well as the IATA Agreement are required, and it is normal business practice for contracts of such type to be of such duration.

Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to (i) vote in favour of the proposed resolutions to approve the Non-exempt Continuing Connected Transactions and the applicable Annual Caps for the Non-exempt Continuing Connected Transactions at the EGM. We also advise the Independent Shareholders to vote in favour of the proposed resolutions to approve the Non-exempt Continuing Connected Transactions and the applicable Annual Caps for the Non-exempt Continuing Connected Transactions at the EGM.

For and on behalf of
China Merchants Securities (HK) Co., Ltd.
Tony Wu
Executive Director

(A) FINANCIAL SUMMARY

The following is a summary of the audited consolidated income statements of the Company for the three years ended December 31, 2007 and the consolidated balance sheets of the Company as at December 31, 2005, 2006 and 2007 with unqualified opinion, as extracted from the relevant annual reports of the Company.

Consolidated Income Statements

	Year ended December 31,		
	2007	2006	2005
	RMB'000	*RMB'000*	*RMB'000*
Revenues	2,001,903	1,711,705	1,496,784
Operating expenses	(1,344,999)	(1,147,896)	(951,780)
Operating profit	656,904	563,809	545,004
Financial income, net	48,696	52,406	38,441
Share of results of associated companies	12,991	11,727	11,312
Profit before taxation	718,591	627,942	594,757
Taxation	(69,941)	(98,421)	(51,063)
Profit after tax	648,650	529,521	543,694
Attributable to:			
Equity holder of the Company	630,989	515,587	529,647
Minority interests	17,661	13,934	14,047
	648,650	529,521	543,694
Basic earnings per share (RMB) *(Note 1)*	0.36	0.29	0.30
Cash dividends	230,921	195,395	204,276

Note 1:

Due to the bonus issue of 888,157,500 new ordinary shares at par value of RMB1 per share to the equity holders of the Company on basis of one bonus share for one existing share by conversion of reserve amounting to RMB 888,157,500 into paid in capital in 2007, the number of ordinary shares increased from 888,157,500 to 1,776,315,000. As a result, the number of ordinary shares for the years ended December 31, 2006 and 2005 for the purpose of calculating earnings per share has been adjusted retrospectively for the increase of ordinary shares.

Earnings per share for the years ended December 31, 2007, 2006 and 2005 have been computed by dividing the profit attributable to the equity holders of the Company, of RMB 630,989,000, RMB 515,587,000, and RMB 529,647,000 respectively, by 1,776,315,000 ordinary shares issued and outstanding.

There were no potential dilutive ordinary shares outstanding during the years ended December 31, 2007, 2006 and 2005.

Consolidated Balance Sheets

	As at December 31,		
	2007	2006	2005
	RMB'000	*RMB'000*	*RMB'000*
ASSETS			
Non-current assets			
Property, plant and equipment, net	1,033,148	661,149	728,325
Intangible assets, net	11,824	9,969	13,232
Investments in associated companies	85,996	68,343	53,854
Held-to-maturity financial assets	—	100,000	100,000
Other long-term assets	8,881	17,000	20,906
Deferred income tax assets	9,229	—	—
	1,149,078	856,461	916,317
Current assets			
Inventories	9,241	4,498	3,390
Accounts receivable, net	141,565	84,882	61,516
Due from associated companies	6,308	273	1,227
Due from related parties, net	389,561	300,070	272,991
Prepayments and other current assets	102,399	62,064	48,072
Held-to-maturity financial assets	100,000	—	—
Short-term bank deposits	1,843,949	1,884,604	1,947,277
Cash and cash equivalents	1,209,152	1,233,166	856,811
	3,802,175	3,569,557	3,191,284
Total assets	4,951,253	4,426,018	4,107,601
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital	1,776,315	888,158	888,158
Reserves	1,296,834	2,066,112	1,911,454
Retained earnings			
— Proposed final cash dividend	230,921	195,395	204,276
— Others	1,028,659	749,137	584,304
	4,332,729	3,898,802	3,588,192
Minority interest	85,997	72,523	61,296
Total equity	4,418,726	3,971,325	3,649,488

LIABILITIES			
Non-Current liabilities			
Deferred income tax liabilities	129	—	—
Current liabilities			
Accounts payable and accrued liabilities	470,212	359,200	345,000
Due to related parties	39,960	85,442	93,981
Income tax payable	17,054	7,605	17,159
Deferred revenue	5,172	2,446	1,973
	532,398	454,693	458,113
Total liabilities	532,527	454,693	458,113
Total equity and liabilities	4,951,253	4,426,018	4,107,601
Net current assets	3,269,777	3,114,864	2,733,171
Total assets less current liabilities	4,418,855	3,971,325	3,649,488

(B) AUDITED FINANCIAL INFORMATION OF THE GROUP

Set out below is the audited financial statements together with relevant notes to the financial statements of the Group as extracted from Annual Report 2007 of the Company.

Consolidated Income Statement

(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

		Year ended December 31,	
	Note	**2007**	**2006**
Revenues			
Aviation information technology service		1,601,160	1,395,172
Data network and others		400,743	316,533
Total revenues	5	2,001,903	1,711,705
Operating expenses			
Business taxes and other surcharges		(65,795)	(56,358)
Depreciation and amortisation		(243,111)	(229,178)
Network usage fees		(83,562)	(76,529)
Personnel expenses		(271,689)	(239,743)
Operating lease payments		(68,607)	(63,658)

Technical support and maintenance fees		(154,459)	(99,801)
Commission and promotion expenses		(248,075)	(194,095)
Other operating expenses		(209,701)	(188,534)
Total operating expenses		(1,344,999)	(1,147,896)
Operating profit		656,904	563,809
Financial income, net		48,696	52,406
Share of results of associated companies		12,991	11,727
Profit before taxation	6	718,591	627,942
Taxation	10	(69,941)	(98,421)
Profit after taxation		648,650	529,521
Attributable to:			
Equity holders of the Company		630,989	515,587
Minority interest		17,661	13,934
		648,650	529,521
Earnings per share for profit attributable to the equity holders of the Company			
Basic and diluted *(RMB)*	12	0.36	0.29
Cash Dividends	11	230,921	195,395

Consolidated Balance Sheet

(Amounts expressed in thousands of Renminbi ("RMB"))

	Note	As at December 31, 2007	2006
ASSETS			
Non-current assets			
Property, plant and equipment, net	13	1,033,148	661,149
Intangible assets, net	14	11,824	9,969
Investments in associated companies	16	85,996	68,343
Held-to-maturity financial assets	19	—	100,000
Other long-term assets	20	8,881	17,000
Deferred income tax assets	18	9,229	—
		1,149,078	856,461
Current assets			
Inventories	21	9,241	4,498
Accounts receivable, net	22	141,565	84,882
Due from associated companies	25	6,308	273
Due from related parties, net	23, 38(3)	389,561	300,070
Prepayments and other current assets	26	102,399	62,064
Held-to-maturity financial assets	19	100,000	—
Short-term bank deposits	27	1,843,949	1,884,604
Cash and cash equivalents	28	1,209,152	1,233,166
		3,802,175	3,569,557
Total assets		4,951,253	4,426,018
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital	31	1,776,315	888,158
Reserves	32	1,296,834	2,066,112
Retained earnings	33		
— Proposed final cash dividend	11	230,921	195,395
— Others		1,028,659	749,137
		4,332,729	3,898,802
Minority interest		85,997	72,523
Total equity		4,418,726	3,971,325

LIABILITIES			
Non-Current liabilities			
Deferred income tax liabilities	18	129	—
Current liabilities			
Accounts payable and accrued liabilities	29	470,212	359,200
Due to related parties	30	39,960	85,442
Income tax payable		17,054	7,605
Deferred revenue		5,172	2,446
		532,398	454,693
Total liabilities		532,527	454,693
Total equity and liabilities		4,951,253	4,426,018
Net current assets		3,269,777	3,114,864
Total assets less current liabilities		4,418,855	3,971,325

Balance Sheet

(Amounts expressed in thousands of Renminbi ("RMB"))

	Note	As at December 31, 2007	2006
ASSETS			
Non-current assets			
Property, plant and equipment, net	13	980,578	622,904
Intangible assets, net	14	10,016	7,908
Investments in subsidiaries	15	37,507	37,507
Investments in associated companies	16	27,290	21,790
Held-to-maturity financial assets	19	—	100,000
Other long-term assets	20	8,881	16,968
Deferred income tax assets	18	8,062	—
		1,072,334	807,077
Current assets			
Inventories	21	2,632	2,632
Accounts receivable, net	22	110,242	58,125
Due from subsidiaries, net	24	24,982	22,227
Due from associated companies	25	6,308	273
Due from related parties, net	23, 38(3)	381,573	289,751
Prepayments and other current assets	26	88,640	47,788
Held-to-maturity financial assets	19	100,000	—
Short-term bank deposits	27	1,757,949	1,813,504
Cash and cash equivalents	28	1,111,519	1,147,017
		3,583,845	3,381,317
Total assets		4,656,179	4,188,394

EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital	31	1,776,315	888,158
Reserves	32	1,299,652	2,062,223
Retained earnings	33		
— Proposed final cash dividend	11	230,921	195,395
— Others		852,988	617,713
Total equity		4,159,876	3,763,489
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities	29	442,499	343,753
Due to related parties	30	30,533	74,107
Due to subsidiaries		10,789	2,390
Income tax payable		12,482	4,655
		496,303	424,905
Total equity and liabilities		4,656,179	4,188,394
Net current assets		3,087,542	2,956,412
Total assets less current liabilities		4,159,876	3,763,489

Consolidated Statement of Changes in Shareholders' Equity

(Amounts expressed in thousands of Renminbi ("RMB"))

		Attributable to equity holders of the Company			Minority Interest	Total
	Note	Paid-In capital	Reserves	Retained earnings		
Balance at January 1, 2006		888,158	1,911,454	788,580	61,296	3,649,488
Profit for the year		—	—	515,587	13,934	529,521
Dividend relating to year 2005		—	—	(204,276)	—	(204,276)
Dividends payable to minority shareholders of subsidiaries		—	—	—	(2,707)	(2,707)
Currency translation differences	32	—	(701)	—	—	(701)
Appropriation to reserves	32, 33	—	155,359	(155,359)	—	—
Balance at December 31, 2006		888,158	2,066,112	944,532	72,523	3,971,325

		Attributable to equity holders of the Company			Minority Interest	Total
	Note	Paid-In capital	Reserves	Retained earnings		
Balance at January 1, 2007		888,158	2,066,112	944,532	72,523	3,971,325
Transfer from reserves	31	888,157	(888,157)	—	—	—
Profit for the year		—	—	630,989	17,661	648,650
Dividend relating to year 2006	11	—	—	(195,395)	—	(195,395)
Dividends payable to minority shareholders of subsidiaries		—	—	—	(4,187)	(4,187)
Currency translation differences	32	—	(1,667)	—	—	(1,667)
Appropriation to reserves	32, 33	—	120,546	(120,546)	—	—
Balance at December 31, 2007		1,776,315	1,296,834	1,259,580	85,997	4,418,726

Consolidated Cash Flow Statement

(Amounts expressed in thousands of Renminbi ("RMB"))

	Note	Year ended December 31, 2007	2006
Cash flows from operating activities			
Cash generated from operations	34	790,232	758,911
Refund of enterprise income tax		30,180	—
Enterprise income tax paid		(99,772)	(107,975)
Net cash generated from operating activities		720,640	650,936
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		(568,074)	(167,947)
Maturities of short-term bank deposits		1,743,036	1,859,041
Placements of short-term bank deposits		(1,702,381)	(1,796,368)
Interest received		64,359	64,570
Dividends received from associated companies		838	7,970
Proceeds from disposal of property, plant and equipment		661	526
Investments in associated companies		(5,500)	(9,900)
Net cash used in investing activities		(467,061)	(42,108)
Cash flows from financing activities			
Dividend paid to group shareholders		(252,813)	(214,443)
Dividend paid to minority shareholders of subsidiaries		(3,964)	(2,812)
Net cash used in financing activities		(256,777)	(217,255)
Effect of foreign exchange rate changes on cash and cash equivalents		(20,816)	(15,218)
Net increase (decrease) in cash and cash equivalents		(24,014)	376,355
Cash and cash equivalents at beginning of the year		1,233,166	856,811
Cash and cash equivalents at end of the year	28	1,209,152	1,233,166

Notes to the Consolidated Financial Statements

(Amounts expressed in thousands of Renminbi ("RMB"))

1. COMPANY ORGANISATION AND PRINCIPAL ACTIVITIES

TravelSky Technology Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on October 18, 2000 to engage in the provision of aviation information technology service and related services in the PRC.

The Company was listed on The Stock Exchange of Hong Kong Limited on February 7, 2001. The address of its registered office is Floor 18-20, South Wing, Park C, Raycom InfoTech Park, No. 2, Ke Xue Yuan South Road, Haidian District, Beijing 100190, PRC.

As at December 31, 2007, the Company had direct or indirect interests in the following subsidiaries and associated companies. All of these subsidiaries and associated companies are limited liability companies incorporated and operated in the PRC except for TravelSky Technology (Hong Kong) Limited, TravelSky Technology (Singapore) Limited, TravelSky Technology (Korea) Limited and TravelSky Technology (Japan) Limited, which are limited liability companies incorporated and operated in Hong Kong, Singapore, Korea and Japan respectively.

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital	Principal activities
		Direct	Indirect	*RMB*	
Subsidiaries					
Hainan Civil Aviation Cares Co., Ltd. ("Hainan Cares")	March 2, 1994	64.78%	—	6,615,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems
Cares Shenzhen Co., Ltd. ("Shenzhen Cares")	April 14, 1995	61.47%	—	11,000,000	Provision of electronic travel distribution and cargo management services; and sale and installation of the related information systems

Cares Hubei Co., Ltd. ("Hubei Cares")	July 25, 1997	50%	12.5%	5,000,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Cares Chongqing Information Technology Co., Ltd. ("Chongqing Cares")	December 1, 1998	51%	—	9,800,000	Provision of electronic travel distribution, airport passenger processing and cargo management services; and sale and installation of the related information systems
Aviation Cares of Yunnan Information Co., Ltd. ("Yunnan Cares")	June 15, 2000	51%	—	2,000,000	Computer hardware and software development and data network services
InfoSky Technology Co., Ltd. ("InfoSky")	September 20, 2000	51%	—	23,149,285	Provision of cargo management services and related software and technology development; and provision of technical support, training and consulting services
TravelSky Technology (Hong Kong) Limited ("Hong Kong Company")	December 13, 2000	100%	—	3,182,873	Commercial services
Civil Aviation Cares of Xiamen Ltd. ("Xiamen Cares")	September 14, 2001	51%	—	4,000,000	Computer hardware and software development and data network services
Civil Aviation Cares of Qingdao Ltd. ("Qingdao Cares")	January 11, 2002	51%	—	2,000,000	Computer hardware and software development and data network services

Civil Aviation Cares Technology of Xi'an Ltd. ("Xi'an Cares")	July 9, 2002	51%	—	5,000,000	Computer hardware and software development and data network services
Civil Aviation Cares Technology of Xinjiang Ltd. ("Xinjiang Cares")	August 16, 2002	51%	—	5,000,000	Computer hardware and software development and data network services
TravelSky Technology (Singapore) Limited ("Singapore Company")	October 21, 2005	100%	—	481,568	Computer hardware and system consulting services
TravelSky Technology (Korea) Limited ("Korea Company")	December 28, 2005	100%	—	403,677	Computer hardware and software development and data network services
TravelSky Technology (Japan) Limited ("Japan Company")	December 16, 2005	100%	—	670,121	Software development and computer equipment maintenance services

The Company and its subsidiaries are hereinafter collectively referred to as the "Group".

Name	Date of incorporation	Percentage of equity interest held		Issued and fully paid capital	Principal activities
		Direct	Indirect	*RMB*	
Associated Companies					
Shanghai Civil Aviation East China Cares System Integration Co., Ltd. ("Huadong Cares")	May 21, 1999	41%	—	10,000,000	Computer hardware and software development and data network services
Shenyang Civil Aviation Cares of Northeast China, Ltd. ("Dongbei Cares")	November 2, 1999	46%	—	2,000,000	Computer hardware and software development and data network services

Aviation Cares of Southwest Chengdu, Ltd. ("Xinan Cares")	November 28, 1999	44%	—	2,000,000	Computer hardware and software development and data network services
Yunnan TravelSky Airport Technology Limited ("Yunnan Cares")	April 1, 2003	40%	—	6,000,000	Computer hardware and software development and technical consulting services
Heilongjiang TravelSky Airport Technology Limited ("Heilongjiang Cares")	April 30, 2003	50%	—	6,000,000	Computer hardware and software development and technical consulting services
Shanghai Dongmei Aviation Tourism Online Co., Limited ("Shanghai Cares")	September 28, 2003	50%	—	24,800,000	E-commerce, Sales of computers and related parts and provision of network, technical services and economic consulting services
Dalian TravelSky Airport Technology Limited ("Dalian Cares")	January 28, 2005	50%	—	6,000,000	Computer hardware and software development and technical consulting services
Hebei TravelSky Airport Technology Limited ("Hebei Cares")	April 5, 2007	50%	—	3,000,000	Computer hardware and software development and technical consulting services
Guangzhou Airport AirSpan Information Technology Co. Ltd. ("Guangzhou Cares")	December 24, 2007	20%	—	20,000,000	Computer hardware and software development and technical consulting services

During the year, the Company and Hebei Airport Administration Group jointly incorporated Hebei TravelSky Airport Technology Limited ("Hebei Cares") that provides computer hardware and software development and technical consulting services. The Company had invested RMB 1,500,000 in cash for a 50% equity interest of Hebei Cares.

In addition, the Company, Guangdong Airport Administration Group and China Southern Airlines Company Limited jointly incorporated Guangzhou Airport AirSpan Information Technology Limited ("Guangzhou Cares") that provides computer hardware and software development and technical consulting services. The Company had invested RMB 4,000,000 in cash for a 20% equity interest of Guangzhou Cares.

2. BASIS OF PRESENTATION

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

(a) Standards, amendments and interpretations effective in 2007

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after January 1, 2007:

- IFRS 7, 'Financial instruments: Disclosures', and the complementary amendment to IAS 1, 'Presentation of financial statements — Capital disclosures', introduces new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the Group's financial instruments, or the disclosures relating to taxation and trade and other payables; and

- IFRIC — Int 10, 'Interim financial reporting and impairment', prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This standard does not have any impact on the Group's financial statements.

(b) Standards, amendments and interpretations effective in 2007 but not relevant for the Group's operation in 2007

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after January 1, 2007 but are not relevant for the Group's operations in 2007:

- IFRIC — Int 7, 'Applying the restatement approach under IAS 29, Financial reporting in hyper-inflationary economies';

- IFRIC — Int 8, 'Scope of IFRS 2'; and

- IFRIC — Int 9, 'Re-assessment of embedded derivatives'.

(c) Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Group's accounting periods beginning on or after January 1, 2008 or later periods and have not been early adopted by the Group:

- IFRS 8, 'Operating segments' (effective from January 1, 2009). IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply IFRS 8 from January 1, 2009;

- IAS 1 (Revised), 'Presentation and Financial Statements' (effective from January 1, 2009). IAS 1 (Revised) requires all owner changes in equity to be presented in a statement of changes in equity. All comprehensive income is presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It requires presenting a statement of financial position as at the beginning of the earliest comparative period in a complete set of financial statements when there are retrospective adjustments or reclassification adjustments. However, it does not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRSs. The Group will apply IAS 1 (Revised) from January 1, 2009; and

- IAS 27 (Revised), 'Consolidated and separate financial statements' (effective for the first annual reporting period beginning on or after July 1, 2009). The amendment requires non-controlling interests (i.e. minority interests) to be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income must be attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Changes in a parent's ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When control of a subsidiary is lost, the assets and liabilities and related equity components of the former subsidiary are derecognised. Any gain or loss is recognised in profit or loss. Any investment retained in the former subsidiary is measured at its fair value at the date when control is lost. The Group will apply IAS 27 (Revised) from January 1, 2010.

(d) Standards, amendments and Interpretations to existing standards that are not yet effective and not relevant for the Group's operations in 2007

- IAS 23 (Amendment), 'Borrowing costs' (effective from January 1, 2009);
- IAS 32 and IAS 1 Amendments, 'Puttable Financial Instruments and Obligations Arising on Liquidation' (effective from January 1, 2009);
- IFRIC — Int 12, 'Service concession arrangements' (effective from January 1, 2008);
- IFRIC — Int 11, 'IFRS 2, Group and treasury share transactions' (effective from March 1, 2007, but not yet effective for IFRS financial statements for the year ended December 31, 2007);
- IFRIC — Int 13, 'Customer loyalty programmes' (effective from July 1, 2008);
- IFRS 3 (Revised), 'Business Combination' (effective for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after July 1, 2009); and
- IFRIC — Int 14, 'IAS 19, the limit on a defined benefit asset, minimum funding requirements and their interaction' (effective from January 1, 2008).

3. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in preparing the financial statements of the Company and its subsidiaries are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and all its subsidiaries made up to December 31.

(i) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used for acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in subsidiaries are stated at cost less provision for impairment losses (Note 3(f)). The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivables.

(ii) Transactions and minority interests

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group. Disposals to minority interests result in gains and losses for the Group that are recorded in the consolidated income statement. Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary.

(iii) Associated companies

Associated companies are entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. In the consolidated financial statements, investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

When the Group's share of losses equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associated companies are eliminated to the extent of the Group's interest in the associated companies. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associated companies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Dilution gains and losses arising in investments in companies are recognized in the consolidated income statement.

In the Company's balance sheet, the investments in associated companies are stated at cost less provision for impairment losses (Note 3(f)). The results of associated companies are accounted for by the Company on the basis of dividends received and receivables.

(b) Foreign currencies

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Renminbi, which is the Company's functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in the carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation difference on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss.

(iii) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- All resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognised in the income statement as part of the gain or loss on sale.

(c) Property, plant and equipment

Property, plant and equipment is stated at historical cost less accumulated depreciation and accumulated impairment loss. Historical cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to expense in the year in which they are incurred. When the expenditure results in increase in the future economic benefits expected to be obtained from the use of the asset and the cost of the asset can be measured reliably, the expenditure is capitalized.

Depreciation of property, plant and equipment is provided using the straight-line method over their estimated useful lives, after taking into consideration their estimated residual value. The estimated useful lives of property, plant and equipment are as follows:

Buildings	20 years
Computer systems and software	3-11 years
Motor vehicles	6 years
Furniture, fixtures and other equipment	5-9 years
Leasehold improvements	Over the lease term

The asset's residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 3(f)).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the income statement.

Assets under construction are stated at cost. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the period of construction or installation and testing. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

(d) Intangible assets

Intangible assets mainly represent purchased computer software.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized on a straight-line basis over 3 years.

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred.

(e) Research and development costs

Expenditures for research and development are charged against income in the period incurred except for software development costs which comply strictly with the following criteria:

- It is technically feasible to complete the intangible asset so that it will be available for use or sale;
- Management intends to complete the intangible asset and use or sell it;
- There is an ability to use or sell the intangible asset;
- It can be demonstrated how the intangible asset will generate probable future economic benefits;
- Adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and
- The expenditure attributable to the intangible asset during its development can be reliably measured.

Capitalized development costs are amortized on a straight-line basis over their expected useful lives. The period of amortization does not normally exceed 5 years. During the year ended December 31, 2007, no development costs were capitalized as they did not meet all the criteria listed above (2006: nil).

(f) Impairment of investments in subsidiaries, associates and non-financial assets

Assets that have an indefinite useful life or have not yet available for use are not subject to amortisation and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(g) Financial assets

The group classifies its financial assets in the following categories: at fair value through profit or loss, held-to-maturity financial assets, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at their initial recognition.

(i) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Assets in this category are classified as current assets.

(ii) Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted for two full annual reporting periods and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets. Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

(iii) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are carried at amortised cost using the effective interest method.

(iv) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of financial assets are recognised on the trade-date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statements. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statements in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statements when the Group's right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in profit or loss, while translation differences on non-monetary securities are recognised in equity. Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in income statements.

Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statements as part of other income. Dividends on available-for-sale equity instruments are recognised in the income statements as part of other income when the Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in income statements — is removed from equity and recognised in the income statements. Impairment losses recognised in the income statements on equity instruments are not reversed through the income statements. Impairment testing of accounts receivable is described in Note 3(j).

(h) Operating leases (as the lessee)

Leases where substantially all the rewards and risks of ownership of the assets remain with the lessor are accounted for as operating leases. Rental payments under operating leases (net of any incentives received from the lessor) are charged to expense based on the straight-line method over the period of the leases.

(i) Inventories

Inventories, which principally comprise equipment for sale, spare parts and consumable items, are carried at the lower of cost or net realizable value. Cost is determined based on the first-in, first-out ("FIFO") method and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs necessary to make the sale.

(j) Accounts receivable

Accounts receivable is recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the accounts receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the provision is recognized in the income statement. When an accounts receivable is uncollectible, it is written off against the allowance account for account receivables. Subsequent recoveries of amounts previously written off are credited against expense in the income statement.

(k) Cash and cash equivalents

Cash and cash equivalents are carried in the balance sheet at cost. Cash represents cash in hand and deposits with banks or other financial institutions which are repayable on demand. Cash equivalents represent short-term, highly liquid investments which are readily convertible into known amounts of cash with original maturities of three months or less and that are subject to an insignificant risk of change in value.

(l) Accounts payables

Accounts payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(m) Taxation

(i) Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries and associates operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(ii) Deferred income taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of an asset or liability and its carrying amount in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which the deductible temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

(iii) Other tax

Other tax liabilities are provided in accordance with the regulations issued by the PRC government authorities.

(n) Employee benefits

(i) Pension

The full-time employees of the Group are covered by government-sponsored pension plan under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these retired employees. The Group contributes on a monthly basis to these pension plans.

Starting from January 1, 2007, the Company implemented an additional supplementary pension scheme, which is funded through an insurance company.

Under these plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due.

(ii) Other Employee benefit

All Chinese employees of the Group participate in employee social security plans, including medical, housing and other welfare benefits, organized and administered by the government authorities. Other than the welfare benefits provided by these social security plans as disclosed, the Group has no material commitments to employees.

According to the relevant regulations, the premiums and welfare benefit contributions that should be borne by the Group are calculated based on percentages of the total salary of employees, subject to a certain ceiling, and are paid to the labor and social welfare authorities. Contributions to the plans are expensed as incurred.

(o) Provisions

A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable (i.e. more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimation can be made for the amount of the obligation. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using an estimated current market interest rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provision reflecting the passage of time is recognized as interest expense.

(p) Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the rendering of services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, sales discounts and after eliminating sales within the Group.

The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

- Revenue for aviation information technology services is recognized when the services are rendered;

- Revenue for data network services is recognized when the services are rendered;

- Sale of equipment is recognized when the significant risks and rewards of ownership of the goods have been transferred to the buyer;

- Revenue for equipment installation project is recognized by reference to the stage of completion when this can be measured reliably. The stage of completion is determined in the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of expenses recognized that are recoverable. In the period in which it is determined that a loss will result from the performance of the contract, the entire amount of the estimated ultimate loss is charged against income;

- Interest income is recognized on a time-proportion basis, taking into account the principal amounts outstanding and the applicable interest rates; and

- Dividend income is recognized when the right to receive payment is established.

(q) Dividend distribution

Dividend distribution to the Company's equity holders is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

(r) Share Capital

Ordinary shares are classified as equity. Mandatory redeemable preference shares are classified as liabilities.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes,) is deducted from equity attributable to the Company's equity holders until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received (net of any directly attributable incremental transaction costs and the related income tax effects) is included in equity attributable to the Company's equity holders.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in conformity with IFRS requires the Company to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

(a) Sales discount

Revenues derived from aviation information technology services and data network services are recognized net of sales discount. The amount of sales discount is subject to negotiation with customers. In certain cases, in situation where final agreement has not been reached, management makes an estimate of the discounts with reference to the status of negotiation and taking into accounts of historical experiences and industry performance.

(b) Depreciation of property, plant and equipment

The property, plant and equipment of the Group are depreciated at rates sufficient to write off their costs less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The Group reviewed the useful lives periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from the property, plant and equipment. The Group estimates the useful lives of the property, plant and equipment as set out in Note 3(c) based on the historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses in the future periods will change if there are significant changes to these estimates.

(c) Impairment of assets

At each balance sheet date, the Group considers both internal and external sources of information to assess whether there is any indication that assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and an impairment loss is recognized to reduce the carrying amount of the asset to its recoverable amount. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the assets.

(d) Fair value

The Group estimates the fair value of its financial assets and financial liabilities including accounts receivable, prepayments, other current assets, accounts payable, accrued liabilities and other current liabilities by discounting its future contractual cash flows at the estimated current market interest rate that is available to the Group for similar financial instruments. The future values will change if there are changes in the estimated market interest rate.

(e) Income taxes

The Group is subject to income taxes in both PRC and other jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

5. REVENUES

Revenues primarily comprise the service fees earned by the Group for the provision of the Group's aviation information technology services and related data network services. A substantial portion of these revenues was generated from the shareholders of the Company.

6. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging (crediting) the following:

	2007	2006
	RMB'000	*RMB'000*
After charging:		
Depreciation	229,510	218,097
Amortization of intangible assets	7,427	8,409
Amortization of leasehold improvements	6,174	2,672
Loss on disposal of property, plant and equipment	6,039	83
Provision for impairment of receivables	1,747	10,608
Provision for impairment of inventory	—	106
Cost of equipment sold	53,093	25,229
Contributions to defined contribution pension scheme	40,963	17,921
Auditors' remuneration	2,616	2,520
Exchange loss	20,816	15,218
Contribution to housing fund	12,439	12,591
Research and development expenses	264,024	234,050
After crediting:		
Interest income	(69,512)	(67,624)

7. DIRECTORS', SUPERVISORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(1) Directors' and supervisors' emoluments

The following table sets out the emoluments paid to the Company's directors and supervisors during the year ended December 31, 2007 (tax inclusive):

	Year ended December 31, 2007					
Name of Director and Supervisor	Remuneration for Director *RMB'000*	Bonus for Director *RMB'000*	Salary of employee, Allowances and Benefits (employer's contribution inclusive) *RMB'000*	Employees' Discretionary bonuses *RMB'000*	Employer's contribution to pension scheme for employee *RMB'000*	Total *RMB'000*
Chairman of the Board						
Zhu Yong*	–	–	–	–	–	–
Executive Directors						
Zhu Xiaoxing	–	–	210	277	21	508
Ding Weiping	–	–	96	385	21	502
Song Jinxiang	–	–	96	385	21	502
Non-Executive Directors						
Wang Quanhua*	–	–	–	–	–	–
Cao Jianxiong* *(i)*	–	–	–	–	–	–
Luo Chaogeng* *(ii)*	–	–	–	–	–	–
Gong Guokui*	–	–	–	–	–	–
Rong Gang*	–	–	–	–	–	–
Sun Yongtao* *(iv)*	–	–	–	–	–	–
Liu Dejun* *(iv)*	–	–	–	–	–	–
Xia Yi* *(iv)*	–	–	–	–	–	–
Song Jian*	–	–	–	–	–	–

Independent Non-Executive Directors						
Yick Wing Fat, Simon	120	–	–	–	–	120
Chow Kwok Wah, James *(i)*	50	–	–	–	–	50
Chua Keng Kim *(ii)*	70	–	–	–	–	70
Yuan Yaohui *(iv)*	120	–	–	–	–	120
Supervisors						
Li Xiaojun*	–	–	–	–	–	–
Du Hongying*	–	–	–	–	–	–
Jing Gongbin* *(iv)*	–	–	–	–	–	–
Zhang Yakun*	–	–	–	–	–	–
Yu Yanbin* *(iv)*	–	–	–	–	–	–
Gao Jingping (Staff Representative Supervisor) *(iv)*	–	–	188	244	21	453
Wang Xiaomin (Staff Representative Supervisor) *(iv)*	–	–	88	333	21	442
Zhang Xin (Staff Representative Supervisor)	–	–	72	182	21	275
Rao Geping (Independent Supervisor)	50	–	–	–	–	50

The following table sets out the emoluments paid to the Company's directors and supervisors during the year ended December 31, 2006 (tax inclusive):

			Year ended December 31, 2006			
Name of Director and Supervisor	**Remuneration for Director**	**Bonus for Director**	**Salary of employee, Allowances and Benefits (employer's contribution inclusive)**	**Employees' Discretionary bonuses**	**Employer's contribution to pension scheme for employee**	**Total**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Chairman of the Board						
Zhu Yong*	–	–	–	–	–	–
Executive Directors						
Zhu Xiaoxing	–	–	190	307	19	516
Ding Weiping	–	–	105	391	19	515
Song Jinxiang	–	–	105	391	19	515

Non-Executive Directors						
Wang Quanhua*	–	–	–	–	–	–
Cao Jianxiong* *(i)*	–	–	–	–	–	–
Gong Guokui*	–	–	–	–	–	–
Rong Gang*	–	–	–	–	–	–
Yang Yatie* *(iii)*	–	–	–	–	–	–
Li Xiaoguang* *(iii)*	–	–	–	–	–	–
Si Yupei* *(iii)*	–	–	–	–	–	–
Song Jian*	–	–	–	–	–	–
Independent Non-Executive Directors						
Yick Wing Fat, Simon	90	–	–	–	–	90
Chow Kwok Wah, James *(i)*	90	–	–	–	–	90
Wu Jiapei *(iii)*	90	–	–	–	–	90
Supervisors						
Li Xiaojun*	–	–	–	–	–	–
Du Hongying*	–	–	–	–	–	–
Zhang Yakun*	–	–	–	–	–	–
Wang Yongqiang* *(iii)*	–	–	–	–	–	–
Chen Lihong* *(iii)*	–	–	–	–	–	–
Tan Xiaoxu (Staff Representative Supervisor) *(iii)*	–	–	99	343	19	461
Zhang Xin (Staff Representative Supervisor)	–	–	72	165	19	256
Rao Geping (Independent Supervisor)	–	–	–	–	–	–

* These directors and supervisors are employees of the shareholders of the Company or their subsidiaries, and obtain emoluments from them. No appropriation has been made as the directors of the Company considered it is impracticable to apportion this amount between their services to the Group and the parent of the Company or their subsidiaries.

(i) Resigned on June 5, 2007

(ii) Appointed on June 5, 2007

(iii) Resigned on January 9, 2007

(iv) Appointed on January 9, 2007

During the year ended December 31, 2007, no director had waived or agreed to waive any emolument (2006: nil). No emolument was paid to any of the directors as an inducement to join or upon joining the Company or as compensation for loss of office (2006: nil).

(2) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include three (2006: three) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining two (2006: two) individuals during the year are as follows:

	2007	**2006**
	RMB'000	*RMB'000*
Basic salaries and allowances	281	277
Bonus	629	666
Retirement benefits	42	38
	952	981

The annual emoluments paid during the year ended December 31, 2007 to each of the directors (included in the five highest paid employees) fell within the band from RMB nil to RMB 1 million (2006: from RMB nil to RMB 1 million).

8. RETIREMENT BENEFITS

All the full time employees of the Group are covered by state-sponsored pension scheme under which the employees are entitled to an annual pension equal to their basic salaries at their retirement dates. The PRC government is responsible for the pension liability to these retired employees. The Group was required to make specified contributions to the state-sponsored pension scheme at the rate of 20% of the employees' basic salaries for the year ended December 31, 2007 (2006: 20%). The contributions to the pension scheme made by the Group for the year ended December 31, 2007 amounted to approximately RMB 21,173,000 (2006: RMB 17,921,000). This amount was recorded in personnel expenses.

In addition, starting from January 1, 2007, a supplementary defined contribution pension plan managed by an insurance company was established. The one time entrance contribution and the annual contributions to this plan made by the Group for the year ended December 31, 2007 amounted to approximately RMB 14,000,000 and RMB 5,790,000 respectively. These amount were recorded in personnel expenses.

Under these schemes, the Group has no obligation for post-retirement benefits beyond the annual contributions made.

9. HOUSING FUND

All the full-time employees of the Group are entitled to participate in a state-sponsored housing fund. The fund can be used by the employees for housing purchases, or may be withdrawn upon their retirement. The Group is required to make annual contributions to a state-sponsored housing fund equivalent to a certain percentage of each employee's salary. The contributions by the Group to the housing fund for the year ended December 31, 2007 amounted to approximately RMB 12,439,000 (2006: RMB 12,591,000). This amount was recorded in personnel expenses.

The average number of employees in 2007 was 2,629 (2006: 2,388).

10. TAXATION

Income Tax

	2007 *RMB'000*	2006 *RMB'000*
Current tax:		
PRC enterprise income tax expenses	77,692	98,484
Overseas taxation	1,349	(63)
Deferred tax	(9,100)	—
	69,941	98,421

Taxation of the Group except for Hong Kong Company, Singapore Company, Japan Company, and Korea Company is provided based on the tax laws and regulations applicable to PRC enterprises. The Group provides for PRC enterprise income tax on the basis of its income for statutory financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for tax purposes.

Under the prevailing PRC income tax law, the Company is subject to enterprise income tax ("EIT") at a rate of 33% on the taxable income as reported in its statutory accounts which are prepared based on the accounting principles and financial regulations applicable to PRC enterprises. The Company was registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park and has been approved by the Haidian State Tax Bureau for an EIT preferential rate of 15%, effective from January 1, 2006.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 15% to 33%. These subsidiaries are located in special economic zones for which the applicable tax rate is 15%, or designated as "New Technology Enterprise" for which the applicable tax rate is 15%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operations.

The above mentioned EIT preferential rates or status currently enjoyed by the Company and its subsidiaries will be subject to re-assessment in 2008 by the respective local tax bureau in view of the Corporate Income Tax Law of the People's Republic of China ("new CIT Law") that has became effective on January 1, 2008 as approved by the National People's Congress on March 16, 2007. Under the new CIT Law, the statutory corporate income tax rate applicable to the Company starting from January 1, 2008 will be 25%, replacing the currently applicable tax rate of 33%.

The reconciliation between the Group's actual tax charge and the amount which is calculated based on the weighted average statutory tax rate is as follows:

	2007	2006
	RMB'000	*RMB'000*
Profit before taxation	718,591	627,942
Weighted average statutory tax rate	33%	33%
Tax calculated at domestic tax rates applicable to profits in the respective countries	237,135	207,221
Non-taxable income	(450)	(450)
Tax refund *(i)*	(30,180)	—
Non-deductible expense	2,830	5,444
Effect of preferential tax rates	(139,394)	(113,794)
Tax charge	69,941	98,421

(i) ***Tax refund***

The relevant authorities issued a notice dated January 9, 2007 recognising the Company as an "Important Software Enterprise" in 2006 under the National Planning Layout. According to the relevant regulations, the Company is entitled to a preferential tax rate of 10% in the year of recognition. The Company had already paid EIT at a rate of 15% for the financial year ended December 31, 2006. The difference between the EIT paid by the Company over the preferential tax rate of 10% amounting to approximately RMB 30,180,000 had been refunded to the Company in June 2007. The tax refund was offset against income tax expense in the consolidated financial statements for the year ended December 31, 2007.

The relevant authorities issued a notice dated February 26, 2008 recognising the Company as an "Important Software Enterprise" in 2007 under the National Planning Layout. According to the relevant regulations, the Company is entitled to a preferential tax rate of 10% in the year of recognition. The Company had already paid EIT at a rate of 15% for the financial year ended December 31, 2007. According to the related regulation, the EIT paid by the Company for the financial year ended December 31, 2007 over the preferential tax rate of 10% will be refunded to the Company in the subsequent year. Its impact will be accounted for in 2008 financial statements accordingly.

Business Taxes

The Group is subject to business taxes on its service revenues:

Aviation information technology service and data network	3%
Training, technical support service, rental and others	5%

Value — Added Tax ("VAT")

The Group's sales of equipment are subject to Value Added Tax (VAT). The Company and one of its subsidiaries, InfoSky are certified by the tax authorities as general tax payers, and other subsidiaries of the Company are small-scale VAT tax payers. The applicable tax rate is 17% for general tax payers, and 4%-6% for small-scale VAT tax payers.

For general tax payers, input VAT from purchase of equipment for sale can be netted off against output VAT from sales.

VAT payable or receivable is the net difference between periodic output and deductible input VAT.

11. DIVIDENDS AND OTHER DISTRIBUTION

At the annual general meeting and class meetings of the Company held on June 5, 2007, a resolution was passed for the bonus issue of 888,157,500 new ordinary shares at par value of RMB1 per share to the equity holders of the Company on basis of one bonus share for one existing share ("Bonus Issue"), by conversion of reserve amounting to RMB 888,157,500 into paid in capital. As a result, the number of ordinary shares increased from 888,157,500 to 1,776,315,000. The new shares rank pari passu in all respect with the existing shares.

The shareholders in the annual general meeting on June 5, 2007 approved the final dividend in respect of 2006 of RMB 0.22 per share (RMB 0.11 per adjusted ordinary share after the Bonus Issue as mentioned in above) amounting to a total of RMB 195,394,650. The amount was accounted for in shareholders' equity as an appropriation of retained earnings.

The Board of Directors proposed a cash dividend of RMB 0.13 per share for the year ended December 31, 2007, amounting to approximately RMB 230,920,950. The proposed cash dividend distribution is subject to shareholders' approval in their next general meeting and will be recorded in the Group's financial statements for the year ending December 31, 2008.

12. EARNINGS PER SHARE

Due to the Bonus Issue as described in note 11, the number of ordinary shares for the year ended December 31, 2006 for the purpose of calculating earnings per share has been adjusted retrospectively for the increase of ordinary shares.

Earnings per share for the year ended December 31, 2007 and December 31, 2006 have been computed by dividing the profit attributable to the equity holders of the Company, of RMB 630,989,000 and RMB 515,587,000, by 1,776,315,000 ordinary shares issued and outstanding.

There were no potential dilutive ordinary shares outstanding during the years ended December 31, 2007 and 2006.

13. PROPERTY, PLANT AND EQUIPMENT, NET

At December 31, property, plant and equipment comprised:

The Group:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Assets under construction	Leasehold improvement	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost							
As at January 1, 2006	58,496	1,524,605	34,242	29,850	181	—	1,647,374
Purchases	2,710	119,662	5,077	9,245	3,464	14,044	154,202
Transfer upon completion	—	484	—	—	(484)	—	—
Disposals/write off	—	(6,114)	(1,664)	(610)	—	—	(8,388)
As at December 31, 2006	61,206	1,638,637	37,655	38,485	3,161	14,044	1,793,188
Purchases	49,989	545,872	7,876	5,201	—	5,605	614,543
Disposals/write off	—	(167,023)	(491)	(542)	(161)	—	(168,217)
As at December 31, 2007	111,195	2,017,486	45,040	43,144	3,000	19,649	2,239,514

Accumulated depreciation							
As at January 1, 2006	(9,334)	(873,870)	(18,558)	(17,287)	—	—	(919,049)
Charge for the year	(2,892)	(206,368)	(4,427)	(4,410)	—	(2,672)	(220,769)
Disposals/write off	—	5,711	1,525	543	—	—	7,779
As at December 31, 2006	(12,226)	(1,074,527)	(21,460)	(21,154)	—	(2,672)	(1,132,039)
Charge for the year	(3,162)	(212,761)	(4,725)	(8,862)	—	(6,174)	(235,684)
Disposals/write off	—	160,474	433	450	—	—	161,357
As at December 31, 2007	(15,388)	(1,126,814)	(25,752)	(29,566)	—	(8,846)	(1,206,366)
Net book value							
As at December 31, 2006	48,980	564,110	16,195	17,331	3,161	11,372	661,149
As at December 31, 2007	95,807	890,672	19,288	13,578	3,000	10,803	1,033,148

The Company:

	Buildings	Computer systems and software	Motor vehicles	Furniture, fixtures and other equipment	Leasehold improvement	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost						
As at January 1, 2006	32,893	1,512,721	20,285	21,228	—	1,587,127
Purchases	—	118,428	3,849	7,553	12,443	142,273
Disposals/write off	—	(5,711)	(923)	(453)	—	(7,087)
As at December 31, 2006	32,893	1,625,438	23,211	28,328	12,443	1,722,313
Purchases	33,590	544,509	6,758	2,912	5,140	592,909
Disposals/write off	—	(164,442)	—	—	—	(164,442)
As at December 31, 2007	66,483	2,005,505	29,969	31,240	17,583	2,150,780

Accumulated depreciation						
As at January 1, 2006	(3,716)	(864,558)	(11,044)	(12,555)	—	(891,873)
Charge for the year	(1,595)	(205,345)	(2,502)	(2,857)	(2,045)	(214,344)
Disposals/write off	—	5,474	895	439	—	6,808
As at December 31, 2006	(5,311)	(1,064,429)	(12,651)	(14,973)	(2,045)	(1,099,409)
Charge for the year	(1,595)	(211,812)	(2,814)	(7,284)	(5,266)	(228,771)
Disposals/write off	—	157,978	—	—	—	157,978
As at December 31, 2007	(6,906)	(1,118,263)	(15,465)	(22,257)	(7,311)	(1,170,202)
Net book value						
As at December 31, 2006	27,582	561,009	10,560	13,355	10,398	622,904
As at December 31, 2007	59,577	887,242	14,504	8,983	10,272	980,578

14. INTANGIBLE ASSETS, NET

	The Group		The Company	
	2007	**2006**	**2007**	**2006**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cost				
As at January 1	53,414	48,268	47,586	44,222
Additions	9,282	5,146	8,855	3,364
As at December 31	62,696	53,414	56,441	47,586
Accumulated amortization				
As at January 1	(43,445)	(35,036)	(39,678)	(31,772)
Amortization for the year	(7,427)	(8,409)	(6,747)	(7,906)
As at December 31	(50,872)	(43,445)	(46,425)	(39,678)
Net book value				
As at December 31	11,824	9,969	10,016	7,908

The intangible assets of the Group and the Company represent computer software acquired.

15. INVESTMENTS IN SUBSIDIARIES

	The Group		The Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Investments, at cost:	—	—	37,507	37,507

A listing of the Company's subsidiaries is shown in Note 1.

16. INVESTMENTS IN ASSOCIATED COMPANIES

	The Group		The Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Beginning of the year	68,343	53,854	21,790	11,890
Share of profit	12,991	11,727	—	—
Dividend received from associated companies	(838)	(7,138)	—	—
Additional capital contribution	5,500	9,900	5,500	9,900
End of the year	85,996	68,343	27,290	21,790

A listing of the Group's associates is shown in Note 1.

The Group's interest in its principal associates, all of which are unlisted, were as follows:

	Total assets	Total liabilities	Revenues	Profit attributable to equity holders
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
2006	84,679	16,336	303,950	11,727
2007	111,321	25,325	346,305	12,991

17. FINANCIAL INSTRUMENTS BY CATEGORY

The accounting policies for financial instruments have been applied to the line items below:

	The Group		The Company	
	2007	**2006**	**2007**	**2006**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Assets as per balance sheet:				
Accounts receivable *(Note 22)*	141,565	84,882	110,242	58,125
Due from related parties *(Note 23)*	389,561	300,070	381,573	289,751
Due from subsidiaries, net *(Note 24)*	—	—	24,982	22,227
Due from associated companies *(Note 25)*	6,308	273	6,308	273
Short-term bank deposits *(Note 27)*	1,843,949	1,884,604	1,757,949	1,813,504
Cash and cash equivalents *(Note 28)*	1,209,152	1,233,166	1,111,519	1,147,017
Loans and receivables	3,590,535	3,502,995	3,392,573	3,330,947
Held-to-maturity financial assets *(Note 19)*	100,000	100,000	100,000	100,000
Total	3,690,535	3,602,995	3,492,573	3,430,947

18. DEFERRED INCOME TAX

	The Group		The Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Deferred tax assets:				
— Deferred tax assets to be recovered after more than 12 months	6,539	—	6,539	—
— Deferred tax assets to be recovered within 12 months	2,690	—	1,523	—
	9,229	—	8,062	—
Deferred tax liabilities:				
— Deferred tax liabilities to be settled within 12 months	(129)	—	—	—
	(129)	—	—	—

The gross movement on the deferred income tax accounts is as follow:

The Group:

	Depreciation and Amortization	Provision and Others	Total
	RMB'000	*RMB'000*	*RMB'000*
As at January 1, 2006 and December 31, 2006	—	—	—
Charged/(credited) to the income statement	7,647	1,453	9,100
As at December 31, 2007	7,647	1,453	9,100

The Company:

	Depreciation and Amortization	Provision and Others	Total
	RMB'000	*RMB'000*	*RMB'000*
As at January 1, 2006 and December 31, 2006	—	—	—
Charged/(credited) to the income statement	7,614	448	8,062
As at December 31, 2007	7,614	448	8,062

19. HELD-TO-MATURITY FINANCIAL ASSETS

At December 31, the Company and the Group had the following held-to-maturity financial assets:

	Interest rate and maturity	2007	2006
		RMB'000	*RMB'000*
Treasury bonds	3% per annum with maturity in December 2008	100,000	100,000

As at December 31, 2007, the held-to-maturity financial asset was classified as current assets as it will be matured within twelve months.

20. OTHER LONG-TERM ASSETS

At December 31, other long-term assets of the Company and the Group mainly comprised long-term rental deposits.

21. INVENTORIES

	The Group		The Company	
	2007	**2006**	**2007**	**2006**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Equipment for sale	9,009	4,359	2,632	2,632
Spare parts	77	83	—	—
Others	261	162	—	—
Total	9,347	4,604	2,632	2,632
Provision for impairment of inventories	(106)	(106)	—	—
	9,241	4,498	2,632	2,632

No inventories have been pledged as security for borrowings with the Group and the Company.

22. ACCOUNTS RECEIVABLE, NET

	The Group		The Company	
	2007	**2006**	**2007**	**2006**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Accounts receivable	146,390	87,960	113,797	60,997
Provision for impairment of receivables	(4,825)	(3,078)	(3,555)	(2,872)
Accounts receivable, net	141,565	84,882	110,242	58,125

The payment period is normally within six months after the services are rendered.

The carrying amounts of the Group's accounts receivable approximated its fair value as at December 31, 2007 because of the short-term maturities of these receivables.

The maximum exposure to credit risk at the reporting date is the fair value of accounts receivable. The Group does not hold any collateral as security.

As at December 31, 2007 and 2006, the ageing analysis of the accounts receivable was as follows:

	The Group		The Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within 6 months	126,837	73,294	108,850	56,190
Over 6 months but within 1 year	6,390	4,859	1,490	2,196
Over 1 year but within 2 years	4,578	2,083	1,008	1,224
Over 2 years but within 3 years	1,247	6,598	1,062	265
Over 3 years	7,338	1,126	1,387	1,122
Accounts receivable	146,390	87,960	113,797	60,997
Provision for impairment of receivables	(4,825)	(3,078)	(3,555)	(2,872)
Accounts receivable, net	141,565	84,882	110,242	58,125

As of December 31, 2007, accounts receivable of RMB 8,656,000 (2006: RMB 3,524,000) were past due but not impaired. These relate to a number of independent customers for whom there is no recent history of default. The aging analysis of these accounts receivable is as follows:

	The Group		The Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Over 6 months but within 1 year	4,900	2,664	—	—
Over 1 year but within 2 years	3,571	860	—	—
Over 2 years but within 3 years	185	—	—	—
	8,656	3,524	—	—

As of December 31, 2007, accounts receivable of RMB 10,897,000 (2006: RMB 11,142,000) were impaired. The amount of the provision was RMB 4,825,000 as of December 31, 2007 (2006: RMB 3,078,000). It was assessed that a portion of the receivables is expected to be recovered. The ageing of these receivables is as follows:

	The Group		The Company	
	2007	**2006**	**2007**	**2006**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Over 6 months but within 1 year	1,490	2,195	1,490	2,196
Over 1 year but within 2 years	1,007	1,223	1,008	1,224
Over 2 years but within 3 years	1,062	6,598	1,062	265
Over 3 years	7,338	1,126	1,387	1,122
	10,897	11,142	4,947	4,807

The movement of provision for impairment of receivables is as follows:

	The Group		The Company	
	2007	**2006**	**2007**	**2006**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Balance at beginning of year	3,078	1,755	2,872	1,557
Provision	1,747	1,323	683	1,315
Balance at end of year	4,825	3,078	3,555	2,872

The carrying amounts of the accounts receivable are denominated in the following currencies:

	The Group		The Company	
	2007	**2006**	**2007**	**2006**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
RMB	47,353	27,587	26,946	16,722
HKD denominated	7,430	4,112	4,629	2,077
USD denominated	87,502	56,213	78,159	42,198
Others	4,105	48	4,063	—
	146,390	87,960	113,797	60,997

23. DUE FROM RELATED PARTIES, NET

	The Group		The Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within 6 months	377,452	289,133	370,852	279,376
Over 6 months but within 1 year	10,796	10,889	10,721	10,855
Over 1 year but within 2 years	7,055	7,685	5,779	7,157
Over 2 years but within 3 years	1,895	5,148	1,858	5,148
Over 3 years	7,028	1,880	7,028	1,880
Due from related parties	404,226	314,735	396,238	304,416
Provision for impairment of receivables	(14,665)	(14,665)	(14,665)	(14,665)
Due from related parties, net	389,561	300,070	381,573	289,751

These balances are trade related, interest free, unsecured and generally repayable within six months.

As of December 31, 2007, due from related parties of RMB 12,109,000 (2006: RMB 10,937,000) were past due but not impaired. These relate to a number of customers for whom there is no recent history of default. The aging analysis of these receivables are as follows:

	The Group		The Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Over 6 months but within 1 year	10,796	5,110	10,721	5,076
Over 1 year but within 2 years	1,276	5,827	—	5,299
Over 2 years but within 3 years	37	—	—	—
	12,109	10,937	10,721	10,375

As of December 31, 2007, due from related parties of RMB 14,665,000 (2006: RMB 14,665,000) were impaired. The amount of the provision was RMB 14,665,000 as of December 31, 2007 (2006: RMB 14,665,000) for the estimated losses resulting from the disagreement on services and payments. The ageing of the receivable is as follows:

	The Group		The Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Over 6 months but within 1 year	—	5,779	—	5,779
Over 1 year but within 2 years	5,779	1,858	5,779	1,858
Over 2 years but within 3 years	1,858	5,148	1,858	5,148
Over 3 years	7,028	1,880	7,028	1,880
	14,665	14,665	14,665	14,665

24. DUE FROM SUBSIDIARIES, NET

	The Group		The Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within 6 months	—	—	7,111	8,540
Over 6 months but within 1 year	—	—	3,210	2,287
Over 1 year but within 2 years	—	—	5,751	3,783
Over 2 years but within 3 years	—	—	2,293	4,813
Over 3 years	—	—	14,428	10,615
Total	—	—	32,793	30,038
Provision for impairment of receivables	—	—	(7,811)	(7,811)
Due from subsidiaries, net	—	—	24,982	22,227

These balances are trade related, interest free and unsecured.

25. DUE FROM ASSOCIATED COMPANIES

These balances are trade related, interest free, unsecured and generally repayable within one year.

26. PREPAYMENTS AND OTHER CURRENT ASSETS

	The Group		The Company	
	2007	**2006**	**2007**	**2006**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Advance payments	35,822	13,578	32,460	5,050
Interest receivable	34,046	28,894	34,046	28,894
Prepaid expenses	18,661	13,045	18,661	12,775
Other current assets	13,870	6,547	3,473	1,069
Total	102,399	62,064	88,640	47,788

27. SHORT-TERM BANK DEPOSITS

	The Group		The Company	
	2007	**2006**	**2007**	**2006**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
RMB	1,666,000	1,601,100	1,580,000	1,530,000
HKD denominated	177,949	221,034	177,949	221,034
USD denominated	—	62,470	—	62,470
	1,843,949	1,884,604	1,757,949	1,813,504

The annual interest rate on short-term bank deposits ranges from 2.52% to 4.80% (2006: 1.71% to 4.89%) and these deposits have a maturity period ranging from 6 to 24 months (2006: 6 to 36 months).

28. CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Cash				
RMB	60	300	20	110
HKD denominated	34	30	—	—
USD denominated	—	1	—	—
Others	5	8	—	—
	99	339	20	110
Demand deposits				
RMB	1,094,216	1,064,720	1,051,485	1,022,124
USD denominated	78,280	109,976	45,797	79,295
HKD denominated	31,640	55,921	14,217	45,488
Others	4,917	2,210	—	—
	1,209,053	1,232,827	1,111,499	1,146,907
Total cash and cash equivalents	1,209,152	1,233,166	1,111,519	1,147,017

29. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	The Group		The Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Accounts payable	180,255	110,142	163,835	96,457
Accrued departure technology support fee	100,443	55,476	100,442	62,494
Accrued technical support fee	17,245	27,548	15,902	25,742
Accrued network usage fees	45,113	45,565	45,113	45,565
Accrued bonus and employee benefit to employees	49,189	50,557	46,060	47,652
Other taxes payable *(i)*	30,459	24,282	29,935	22,992
Other liabilities	47,508	45,630	41,212	42,851
Total	470,212	359,200	442,499	343,753

At December 31, 2007, approximately RMB 141,607,000 of the above balances were denominated in US dollars (2006: RMB 123,664,000).

The aging analysis of accounts payable and accrued liabilities are as follows:

	The Group		The Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within 6 months	133,228	25,238	124,746	16,059
Over 6 months but within 1 year	13,078	8,773	11,231	6,758
Over 1 year but within 2 years	7,884	55,809	4,630	53,531
Over 2 years but within 3 years	17,481	754	14,644	541
Over 3 years	8,584	19,568	8,584	19,568
Total accounts payable	180,255	110,142	163,835	96,457
Accrued liabilities and other liabilities	289,957	249,058	278,664	247,296
Total	470,212	359,200	442,499	343,753

(i) **Other taxes payables**

	The Group		The Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Business tax payable	24,959	17,640	24,034	16,977
VAT payable	(977)	167	(73)	(126)
Other	6,477	6,475	5,974	6,141
Total	30,459	24,282	29,935	22,992

30. DUE TO RELATED PARTIES

	The Group		The Company	
	2007	2006	2007	2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Within 6 months	14,069	1,153	14,069	152
Over 6 months but within 1 year	—	50,945	—	50,850
Over 1 year but within 2 years	—	11,366	—	10,794
Over 2 years but within 3 years	5,424	3,116	4,934	2,787
Over 3 years	20,467	18,862	11,530	9,524
Total	39,960	85,442	30,533	74,107

These balances comprised mainly dividend payables and service fee payable.

31. PAID-IN CAPITAL

The Paid-In capital as at December 31, 2007 represented 577,303,500 Domestic Shares that were issued by the Company upon incorporation, 310,854,000 H Shares that were issued by the Company in February, 2001, and 888,157,500 new ordinary shares due to the Bonus Issue in June, 2007 as described in Note 11.

	2007	2007
	Number of shares	Amount
	'000	*RMB'000*
Authorized:		
Domestic Shares of RMB 1 each	1,154,607	1,154,607
H Shares of RMB 1 each	621,708	621,708
Total shares of RMB 1 each	1,776,315	1,776,315
Issued and fully paid:		
Domestic Shares of RMB 1 each	1,154,607	1,154,607
H Shares of RMB 1 each	621,708	621,708
Total shares of RMB 1 each	1,776,315	1,776,315

32. RESERVES

	Capital Surplus	Statutory Surplus Reserve Fund	Statutory Public Welfare Fund	Discretionary Surplus Reserve Fund	Currency translation differences	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
The Group						
Balance as at January 1, 2006	1,194,956	218,004	207,330	291,614	(450)	1,911,454
Transfer from Statutory Public Welfare Fund	—	207,330	(207,330)	—	—	—
Transfer from retained earnings	—	52,248	—	103,111	—	155,359
Currency translation differences	—	—	—	—	(701)	(701)
Balance as at December 31, 2006	1,194,956	477,582	—	394,725	(1,151)	2,066,112
Transfer to Paid-In capital *(Note 31)*	(888,157)	—	—	—	—	(888,157)
Transfer from retained earnings	—	36,847	—	83,699	—	120,546
Currency translation differences	—	—	—	—	(1,667)	(1,667)
Balance as at December 31, 2007	306,799	514,429	—	478,424	(2,818)	1,296,834

	Capital Surplus	Statutory Surplus Reserve Fund	Statutory Public Welfare Fund	Discretionary Surplus Reserve Fund	Currency translation differences	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
The Company						
Balance as at January 1, 2006	1,194,956	215,928	205,554	291,528	—	1,907,966
Transfer from Statutory Public Welfare Fund	—	205,554	(205,554)	—	—	—
Transfer from retained earnings	—	51,478	—	102,779	—	154,257
Balance as at December 31, 2006	1,194,956	472,960	—	394,307	—	2,062,223
Transfer to Paid-In capital *(Note 31)*	(888,157)	—	—	—	—	(888,157)
Transfer from retained earnings	—	41,469	—	84,117	—	125,586
Balance as at December 31, 2007	306,799	514,429	—	478,424	—	1,299,652

33. APPROPRIATIONS AND DISTRIBUTION OF PROFIT

In accordance with the Company Law of PRC, which was revised on October 27, 2005 and became effective on January 1, 2006, and the Articles of Association of the Company, the Company would not make any appropriations to the statutory public welfare fund commencing from 2006. According to the Circular on corporate accounting treatment following the implementation of Company Law issued by the Ministry of Finance on March 15, 2006, the balance of the statutory public welfare fund at December 31, 2005 was transferred into the statutory surplus reserve fund.

In the year ended December 31, 2007, according to the Company Law of PRC, related regulations, and the Articles of Association of the Company, the distributable net profit after taxation and minority interest is distributed in order as follow:

(i) making up cumulative prior years' losses, if any;

(ii) appropriation to the statutory surplus reserve fund;

(iii) appropriation to the discretionary surplus reserve fund;

(iv) appropriation to the distribution of dividends for ordinary shares.

For the year ended December 31, 2007, the Board's proposed appropriations to the statutory surplus reserve fund and discretionary surplus reserve fund were adjusted for the impact of the new PRC Accounting Standards that became effective on January 1, 2007.

The appropriation to the discretionary surplus reserve fund for the year ended December 31, 2006 was approved in the annual general meeting held on June 5, 2007. The amount was accounted for in shareholder's equity as a distribution of retained earnings in the year ended December 31, 2007.

The proposed appropriation of RMB 118,357,000 to the discretionary surplus reserve fund for the year ended December 31, 2007 is subject to shareholders' approval at the next general meeting. Therefore, the amount will be recorded in the Group's financial statements for year ending December 31, 2008.

After the appropriations mentioned above, the retained earnings available for distribution as at December 31, 2007 was approximately RMB 959,553,000 (2006: RMB 787,939,000).

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB 591,783,000 (2006: RMB 495,029,000) for the year ended December 31, 2007.

34. CASH GENERATED FROM OPERATING ACTIVITIES

	2007	2006
	RMB'000	*RMB'000*
Profit before taxation	718,591	627,942
Adjustments for:		
Depreciation and amortization	243,111	229,178
Loss on disposal of property, plant and equipment	6,039	83
Interest income	(69,512)	(67,624)
Provision for impairment of receivables	1,747	10,608
Provision for impairment of inventories	—	106
Share of results from associated companies	(12,991)	(11,727)
Foreign exchange loss	19,149	14,517
Decrease (increase) in current assets:		
Accounts receivable	(58,430)	(24,689)
Inventories	(4,743)	(1,214)
Prepayments and other current assets	(5,370)	(4,391)
Due from related parties/associated companies	(95,526)	(36,237)
Increase (decrease) in current liabilities:		
Accounts payable and accrued liabilities	33,728	20,153
Deferred revenue	2,726	473
Due to related parties	11,713	1,733
Cash generated from operations	790,232	758,911

35. FINANCIAL RISK MANAGEMENT

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Financial risk management is carried out by the Group's finance department, following the overall directions determined by the Board of Directors. The Group's finance department identifies and evaluates financial risks in close co-operation with the Group's operating units.

(i) ***Foreign currency risk***

The Group's functional currency is RMB. Majority of transactions are conducted in RMB except certain commercial transactions with foreign airlines and purchases of machinery and equipment from overseas suppliers The Group manages the foreign exchange risks by performing regular reviews of the Group's net foreign exchange exposure.

The Group's exposure to foreign exchange risk relates principally to its accounts receivables, cash and cash equivalents, short-term bank deposits and accounts payables denominated in foreign currencies. Analysis of these assets and liabilities by currency are disclosed in Notes 22, 28, 27, and 29 respectively.

As at December 31, 2007, if RMB had strengthened/weakened by 5% against US$ and HK$ with all other variables held constant, which were considered reasonably possible at each of the dates by management, the profit for the years ended December 31, 2007 would have been approximately RMB 11,651,000 lower/higher, mainly as a result of foreign exchange losses on translation of US$ and HK$ denominated accounts receivables, cash and cash equivalents, short-term bank deposits and accounts payables.

(ii) ***Interest rate risk***

The Group's interest-bearing assets are mainly represented by cash and cash equivalents, bank deposits and treasury bonds. Interest income is approximately RMB 69,512,000 (2006: RMB 67,624,000). Apart from this, the Group's income and operating cash flows are substantially independent of changes in market interest rates. The interest rates and maturities of the Group's short-term bank deposits and treasury bonds are disclosed in Note 27 and Note 19.

The Group has no significant borrowing and non-current liabilities at December 31, 2007 and do not has significant exposure to changes in interest rates.

(iii) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, short-term deposits, accounts receivables, and due from related parties. The carrying amounts of these current assets represent the Group's maximum exposure to credit risk in relation to financial assets.

As a substantial portion of these revenues was generated from the shareholders of the Company, the amount due from related parties balances are trade related, and the counterparties mainly comprise the domestic airlines. Most of these domestic airlines are stated-owned enterprises with good repayment history. Based on historical record, the repayment period is normally within 6 months and there was no material default of the balances in the past. Approximately 62% (2006: 60%) of the total amount due from related parties was due from the top 3 customers of the Group: China Southern Air Company Limited, China Eastern Air Company Limited, and Air China Limited.

The Group has policies to ensure that the bank balances are placed with the banks with good reputation and credit quality. The Group also performs evaluation of credit quality of the banks periodically. Approximately 67% (2006: 66%) of the total bank balances were concentrated with 4 stated-owned banks as at December 31, 2007.

(iv) Liquidity risk

The Group maintains cash and bank deposits to hedge its liquidity risks. Approximately 62% of the total assets are cash and cash equivalents, or short-term deposits as at December 31, 2007 (2006: 70%), which is adequate to meet its daily operations requirements. Directors believe the Group has sufficient cash balances as at December 31, 2007 and has no significant exposure to liquidity risk.

Capital risk management

The Group's objective is to maintain an optimal capital structure and reduce the cost of capital.

The Group reviews and manages its capital structure actively and regularly to ensure optimal capital structure and shareholder returns, taking into account the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

Fair value estimation

The Group's financial instruments mainly consist of cash and cash equivalents, short-term bank deposits, accounts receivables, prepayments, due from associated and related parties, treasury bonds, accounts payables, and due to related parties.

The carrying amounts of the Group's financial instruments except for treasury bonds approximated their fair values as at December 31, 2007 because of the short-term maturities of these instruments.

The treasury bonds that are held to maturity are carried at amortized cost. At December 31, 2007, the market value of the treasury bonds was approximately RMB 100,560,000 (2006: RMB 100,430,000).

36. SEGMENT REPORTING

The Group conducts its business within one business segment — the business of providing aviation information technology and related services in the PRC. The Group's chief decision maker for operation is considered to be the Group's general manager. The information reviewed by the general manager is identical to the information presented in the consolidated income statement. No segment income statement has been prepared by the Group for the year ended December 31, 2007 and 2006. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

37. COMMITMENTS

(a) Capital commitments

At December 31, the Group had the following capital commitments:

	2007	2006
	RMB'000	*RMB'000*
Authorized and contracted for		
— Computer System	55,720	7,923
— Building	63,437	—
Authorized but not contracted for		
— Computer System	661,692	494,680
— Land use right and Building	628,962	—
Total	1,409,811	502,603

The above capital commitments primarily relate to the development of the new generation aviation passenger service system and the construction of new operating centre in Beijing.

At December 31, 2007, less than RMB 1 million of the above balance were denominated in US dollars (2006: Nil).

(b) Operating lease commitments

As at December 31, the Group had the following commitments under operating leases:

	2007	**2006**
	RMB'000	*RMB'000*
Within one year	58,581	17,521
Later than one year but not later than five years	68,264	46,530
Total	126,845	64,051

(c) Equipment maintenance fee commitments

As at December 31, 2007, the Group had equipment maintenance fee commitments as of RMB 14,417,000 (2006: Nil).

38. RELATED PARTY TRANSACTIONS

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control or common significant influence.

Management believes that meaningful information relative to related party disclosures has been adequately disclosed.

(1) Related parties

The major related parties of the Company and the Group are as follows:

Name	Relationship with the Company
China TravelSky Holding Company ("CTHC")	Shareholder of the Company
China Southern Air Holding Company	Shareholder of the Company
China Southern Airlines Company Limited	Subsidiary of a shareholder of the Company
China Eastern Air Holding Company	Shareholder of the Company
China Eastern Airlines Company Limited	Subsidiary of a shareholder of the Company
China National Aviation Holding Company	Shareholder of the Company
Air China Limited	Subsidiary of a shareholder of the Company
Xiamen Airlines Company Limited	Shareholder of the Company
China Eastern Airlines Wuhan Company Limited	Shareholder of the Company
Hainan Airlines Company Limited	Shareholder of the Company
Shenzhen Airlines Company Limited	Shareholder of the Company
Shanghai Airlines Company Limited	Shareholder of the Company
Sichuan Airlines Holding Company	Shareholder of the Company
Sichuan Airlines Company Limited	Subsidiary of a shareholder of the Company
Asia Technology Development Company Limited ("Asia Technology")	Indirect wholly owned subsidiary of a shareholder of the Company

(2) **Related party transactions**

The following is a summary of significant recurring transactions carried out with the Group's related parties.

(i) Revenue for aviation information technology and data network services, the pricing of which was based on either contractual arrangements or negotiated prices with these related parties with reference to the pricing standards prescribed by Civil Aviation Administration of China ("CAAC") where applicable.

Name	**2007** *RMB'000*	**2006** *RMB'000*
China Southern Airlines Company Limited *(a)*	347,507	300,552
China Eastern Airlines Company Limited *(b)*	273,339	246,545
Air China Limited	241,469	226,965
Hainan Airlines Company Limited	146,464	123,533
Shanghai Airlines Company Limited	99,295	79,347
Shenzhen Airlines Company Limited	101,128	78,464

(a) Included the transaction amount of its subsidiary, Xiamen Airlines Company Limited.

(b) Included the transaction amount of its subsidiary, China Eastern Airlines Wuhan Company Limited.

In the Directors' opinion, these transactions were carried out with related parties in the ordinary course of business and on normal commercial terms.

(ii) Lease of properties from CTHC

For the year ended December 31, 2007, operating lease rentals for lease of properties from CTHC amounted to RMB 38,608,608 (2006: RMB 38,608,608). The pricing of operating lease rentals for buildings is based on agreed rates with CTHC.

(iii) Computer software development services provided by Asia Technology.

For the year ended December 31, 2007, computer software development services provided by Asia Technology amounted to RMB 18,800,000 (2006: RMB 18,800,000). Asia Technology is an indirect wholly owned subsidiary of CTHC. The pricing of computer software development service fee is based on contractual arrangement with Asia Technology.

(3) Balances with related parties

Balances due from the related parties mainly comprised:

Name	The Group 2007 RMB'000	The Group 2006 RMB'000	The Company 2007 RMB'000	The Company 2006 RMB'000
China Southern Airlines Company Limited *(a)*	129,108	18,215	126,854	16,516
China Eastern Airlines Company Limited *(b)*	67,843	93,685	64,684	92,932
Air China Limited	52,680	77,188	52,667	77,180
Hainan Airlines Company Limited	45,009	39,847	44,973	39,796
Sichuan Airlines Company Limited	45,487	3,190	45,587	2,640
Shenzhen Airlines Company Limited	25,482	45,204	23,314	45,126

(a) Included the transaction balance of its subsidiary, Xiamen Airlines Company Limited.

(b) Included the transaction balance of its subsidiary, China Eastern Airlines Wuhan Company Limited.

The balances with related parties were unsecured, non-interest bearing and generally repayable within six months.

The balances with related parties primarily arose from the above related party transactions.

(4) Amounts due from other major state-owned enterprises

The balances with other major state-owned banks are as follows:

Name	The Group 2007	The Group 2006	The Company 2007	The Company 2006
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Bank balances	2,058,932	2,064,720	1,880,290	1,912,320

The Group is a state-owned enterprise. In accordance with the revised IAS 24, "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than entities under the Group, directly or indirectly controlled by the PRC government are also defined as related parties of the Company and its subsidiaries.

The majority of the business activities of the Company and its subsidiaries are conducted with state — owned enterprises. For the purpose of the related party transactions disclosure in accordance with IAS 24, the Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

39. ULTIMATE HOLDING COMPANY

The Directors regard China TravelSky Holding Company established in the PRC as being the ultimate holding company.

40. RECLASSIFICATION

Certain comparative figures have been reclassified to conform to the current year presentation.

41. APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved by the Board of Directors on March 28, 2008.

(C) MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE GROUP

The following discussion and analysis is extracted from the annual report of the Company for the year ended December 31, 2007. The financial statements have been prepared in accordance with International Financial Reporting Standards. The following discussions on the synopsis of historical results do not represent a prediction as to the future business operations of the Group.

Overview

For the year ended December 31, 2007 ("Year 2007"), profit before taxation of the Group was approximately RMB718.6 million, representing an increase of approximately 14.4% over that in the year ended December 31, 2006 ("Year 2006"). Earnings before interests, tax, depreciation and amortization (EBITDA) reached approximately RMB892.2 million, representing an increase of approximately 13.0% over that in Year 2006. Profit attributable to equity holders of the Company was approximately RMB631.0 million, an increase of approximately 22.4% over that in Year 2006 was mainly due to the increase of operating profit and the refund of income tax.

The basic and diluted earnings per share of the Group in Year 2007 was RMB0.36.

Revenue

The total revenue of the Group in Year 2007 amounted to approximately RMB2,001.9 million, representing an increase of approximately RMB290.2 million, or 17.0% from approximately RMB1,711.7 million in Year 2006. Such increase was mainly due to the rapid increase in the business volume of the Company's aviation information technology services ("AIT services") and the increase of revenue from other business such as the distribution of travel products and information technology integration in 2007. The increase in total revenue is reflected as follows:

- AIT service revenue represented 80.0% of the total revenue of the Group in Year 2007 as compared to 81.5% in Year 2006. AIT service revenue increased by approximately 14.8% to approximately RMB1,601.2 million in Year 2007 from approximately RMB1,395.2 million in Year 2006.

- Data network and other revenue represented 20.0% of the total revenue of the Group in Year 2007 as compared to 18.5% in Year 2006. Data network and other revenue increased by approximately 26.6% to approximately RMB400.7 million in Year 2007 from approximately RMB316.5 million in Year 2006.

Operating Expenses

Operating expenses for Year 2007 amounted to RMB1,345.0 million, representing an increase of RMB197.1 million, or 17.2%, from RMB1,147.9 million in Year 2006. The increase in operating expenses reflected the following:

- Depreciation and amortization expenses increased from RMB229.2 million in Year 2006 by 6.1% to RMB243.1 million in Year 2007, mainly due to that the increase in the capital expenditure for Year 2007 led the increase of the depreciation and amortization;

- Staff costs increased by 13.3%, primarily due to an increase in the number of employees in order to support the development of the Group's business;

- Technical support and maintenance fees increased by 54.8%, mainly due to the addition of a large-scale mainframe and network facilities into the Company, which led to corresponding increase of technical support and maintenance fees;

- Commission and promotion expenses increased by 27.8%, primarily because of business development such as APP and hotel reservation and the successful execution of marketing plans; and

- Network usage increased from RMB76.5 million in Year 2006 by 9.2% to RMB83.6 million in Year 2007 mainly due to the expansion of aviation information technology services.

As a result of the above changes in revenue and operating expenses, the operating profit of the Group increased by RMB93.1 million, or 16.5%, to RMB656.9 million in Year 2007 from RMB563.8 million in Year 2006.

Enterprise Income Tax

The Company, registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park, has been approved by the Haidian State Tax Bureau an enterprise income tax rate of 15% was effective from January 1, 2006.

As stated in the Company's announcement issued on January 31, 2007, the Company was recognized as one of the "Important Software Enterprises under the National Planning Layout" ("Important Software Enterprises") in 2006. According to relevant regulations, recognized Important Software Enterprises which are not in their tax holiday period are entitled to an EIT preferential tax rate of 10% in the relevant year. Accordingly, the Company, recognized as one of 2006 Important Software Enterprises is entitled to enjoy the above EIT preferential tax rate in the financial year ended December 31, 2006. The Company has already paid EIT at the rate of 15% for the financial year ended December 31, 2006. According to the related regulations, the EIT paid by the Company for the financial year ended December 31, 2006 over the preferential tax rate of 10% will be refunded to the Company in the subsequent year. Its impact was accounted for in 2007 financial statements accordingly.

In Year 2007, the Company had paid the enterprise income tax for the financial year ended December, 31 2007 at a rate of 15%. As mentioned in the Company's announcement published on March,13 2008, the Company was once again recognized as one of the "Important Software Enterprises" in 2007. According to the related regulations, the difference between the enterprise income taxes levied at the rate of 15% and that at the rate of 10% in 2007 will be refunded to the Company in 2008. The refund will be accounted for in subsequent financial statements when the refund occurs.

Profit attributable to equity holders of the Company

As a result of the above factors, the profit attributable to equity holders of the Company increased by approximately 22.4% to approximately RMB631.0 million in Year 2007 from approximately RMB515.6 million in Year 2006.

Dividend

On March 28, 2008, the Board recommended a final cash dividend of RMB0.13 per share for Year 2007, amounting to RMB230,920,950. After the distribution of the above dividend declared, the retained earnings available for distribution as at December 31, 2007 would be approximately RMB728.6 million (2006: RMB592.5 million).

Liquidity and Capital Structure

The following table summarizes the cash flows of the Group for the years presented:

	For the year ended December 31,	
	2007	2006
	(RMB in million)	*(RMB in million)*
Net cash generated from operating activities	720.6	650.9
Net cash used in investing activities	(467.1)	(42.1)
Net cash used in financing activities	(256.8)	(217.3)
Effect of foreign exchange rate changes on cash and cash equivalents	(20.8)	(15.2)
Net increase (decrease) in cash and cash equivalents	(24.0)	376.3

The Group's working capital for Year 2007 mainly came from operating activities. Net cash inflow from operating activities amounted to RMB720.6 million.

In Year 2007, the Group had no short-term and long-term bank loans, and the Group did not use any financial instruments for hedging purposes.

As at December 31, 2007, cash and cash equivalents of the Group amounted to RMB1,209.2 million, of which approximately 90.5%, 6.5% and 2.6% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively.

Held-to-maturity Financial Assets

As at December 31, 2007, the Group held RMB100 million treasury bonds of China with an interest rate of 3% per annum. The maturity date of the treasury bonds is on December 18, 2008.

Charge on Assets

As at December 31, 2007, the Group had no charge on its assets.

Capital Expenditure

The capital expenditure of the Group amounted to approximately RMB623.8 million in Year 2007, representing an increase of approximately RMB464.5 million as compared to that of approximately RMB159.3 million in Year 2006. The capital expenditure of the Group in Year 2007 consisted principally of purchase of hardware, software and infrastructure in accordance with the Group's business strategies.

The Board estimates that the Group's planned capital expenditure for year 2008 will amount to approximately RMB1,372.0 million, which is mainly for construction of new operating centre in Beijing and development and gradual implementation of the new generation aviation passenger service system and other new businesses. The sources of funding for the capital expenditure commitments will include internal cash flow generated from operations. The Board estimates that the sources of funding of the Group in year 2008 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

Exchange Risks

The Group's foreign exchange risk arises from commercial transactions and recognised assets and liabilities. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

Gearing Ratio

As at December 31, 2007, the gearing ratio of the Group was approximately 10.8% (2006: 10.3%), which was computed by dividing the total amount of liabilities by the total assets of the Group as at December 31, 2007.

Contingent Liabilities

As at December 31, 2007, the Group had no material contingent liabilities.

Employees

As at December 31, 2007, the total number of employees of the Group was 2,629. Staff costs amounted to approximately RMB271.7 million for Year 2007, representing approximately 20.2% of the total operating cost of the Group for Year 2007.

The remuneration of the employees of the Group (including Executive Directors and Staff Representative Supervisors) includes salaries, bonuses and other fringe benefits. The Group has different rates of remuneration for different employees (including Executive Directors and Staff Representative Supervisors), according to their performance, experience, position and other factors in compliance with the relevant PRC laws and regulations. Currently, none of the Non-executive Directors receive any remuneration. Nevertheless, any reasonable expenses incurred by the Non-executive Directors during their service period will be borne by the Company. Independent Non-executive Directors do receive remuneration from the Company, which is determined by reference to the prevailing market price, and that any reasonable expenses incurred by Independent Non-executive Directors during their service period will be borne by the Company.

In Year 2007, the Group continued to provide its employees with opportunities to acquire skills in relation to the aviation and travel industry, computer technologies and business administration and provide training on the latest development in areas such as computer technologies, personal development, laws, regulations and economics.

Basic Medical Insurance Regulation

On February 20, 2001, the People's Government of the Municipality of Beijing in the PRC promulgated the "Basic Medical Insurance Regulation for the Municipality of Beijing" (the "Regulation"). Given the fact that relevant regulations concerning employees' medical insurance must be applied according to the policies applicable to the place in which a company is located, the head office of the Company in Beijing implemented the Regulation from September 1, 2002 onwards. For Year 2007, the Company incurred a total amount of RMB8,972,092 (a total amount of RMB7,162,909 was incurred in Year 2006) pursuant to the Regulation. The Board believes that by implementing the Regulation, the financial position of the Company has not been materially affected.

(D) INDEBTEDNESS STATEMENT

Borrowings

As at the close of business on April 30, 2008, being the latest practicable date for the purpose of ascertaining certain information relating to this indebtedness statement prior to the printing of this circular, the Enlarged Group did not have any outstanding bank loans.

Disclaimer

Save as otherwise disclosed herein, and apart from intra-group liabilities, the Enlarged Group did not, at the close of business on April 30, 2008, have any loans capital issued and outstanding or agreed to be issued, bank overdrafts, charges or debentures, mortgages, loans, or other similar indebtedness or any finance lease commitment, hire purchase commitment, liabilities under acceptance (other than normal trade bills and payables), acceptance credits or any guarantees or other material contingent liabilities.

(E) WORKING CAPITAL SUFFICIENCY

Taking into account the expected completion of the Acquisition and the internal resources available to the Enlarged Group, the directors of the Company are of the opinion that the Enlarged Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this circular.

(F) MATERIAL ADVERSE CHANGES

The Directors confirm that there has been no material adverse change in the financial or trading position of the Group since 31 December 2007, the date to which the latest published audited annual financial statements of the Group were made up.

The following is the full text of a report, prepared for the purpose of inclusion in this circular, received from the independent reporting accountants, PricewaterhouseCoopers, Certified Public Accountants.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

June 16, 2008

The Directors
TravelSky Technology Limited

Dear Sirs,

We set out below our report on the financial information (the "Financial Information") of Accounting Centre of China Aviation Limited Company 中國航空結算有限責任公司 (the "Target Company") and its subsidiaries (together, the "Target Group") set out in Sections I to III below, for inclusion in the circular of TravelSky Technology Limited (the "Company" or "TravelSky") dated June 16, 2008 (the "Circular") in connection with the proposed acquisition of the Target Group by the Company (the "Proposed Acquisition"). The Financial Information comprises the consolidated balance sheets of the Target Group and the balance sheets of the Target Company as at December 31, 2005, 2006 and 2007, and the consolidated income statements, the consolidated statements of changes in owner's equity and the consolidated cash flow statements of the Target Group for each of the years ended December 31, 2005, 2006 and 2007 (the "Relevant Periods"), and a summary of significant accounting policies and other explanatory notes.

The Target Company was established in the People's Republic of China (the "PRC") on October 26, 2007 as a company with limited liability under the Company Law of the PRC. Pursuant to a group reorganisation (the "Reorganisation") as described in the Note 1 of Section II below, the Target Company became the holding company of the subsidiaries as set out in Note 1(a) of Section II below.

At the date of this report, the Target Company has direct interests in the subsidiaries as set out in Note 1 of Section II below. All companies now comprising the Target Group have adopted December 31 as their financial year end date for statutory reporting and/or management reporting purpose.

For the purpose of the Proposed Acquisition, the directors of the Target Company have prepared the consolidated financial statements of the Target Group for the years ended December 31, 2004, 2005, 2006 and the ten months ended October 31, 2007 in accordance with the PRC Accounting Standards for Business Enterprises (the "PRC GAAP") which were audited by PricewaterhouseCoopers Zhong Tian CPAs Limited Company普華永道中天會計師事務所有限公司. The consolidated financial statements of the Target Group for the year ended December 31, 2007 prepared in accordance with PRC GAAP were audited by Zhongrui Yuehua CPAs Co., Ltd. 中瑞岳華會計師事務所.

The Financial Information has been prepared based on the audited consolidated financial statements of the Target Group prepared in accordance with PRC GAAP, after making such adjustments as are appropriate.

RESPONSIBILITY OF DIRECTORS AND MANAGEMENT

The directors and management of the Target Company during the Relevant Periods are responsible for the preparation and the true and fair presentation of the consolidated financial statements of the Target Company in accordance with PRC GAAP. The directors of the Company and the Target Company are responsible for the preparation and the true and fair presentation of the Financial Information in accordance with International Financial Reporting Standards ("IFRS"). This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of the consolidated financial statements and the preparation and the true and fair presentation of Financial Information that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

RESPONSIBILITY OF REPORTING ACCOUNTANT

Our responsibility is to express an opinion on the Financial Information based on our examination and to report our opinion to you. We have examined the audited consolidated financial statement prepared in accordance with PRC GAAP of the Target Company and its subsidiaries for the Relevant Periods and the related adjustments in preparing the Financial Information, and carried out such additional procedures as we considered necessary in accordance with Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

OPINION

In our opinion, the Financial Information for the purpose of this report and prepared on the basis set out in Note 2 of Section II below, gives a true and fair view of the state of affairs of the Target Company and of the Target Group as at December 31, 2005, 2006 and 2007 and of the Target Group's results and cash flows for the Relevant Periods.

I. FINANCIAL INFORMATION OF THE TARGET GROUP

CONSOLIDATED INCOME STATEMENTS

		Year ended December 31,		
		2005	2006	2007
	Note	*RMB'000*	*RMB'000*	*RMB'000*
Revenues	6	245,707	255,926	273,485
Personnel expenses	9	(108,187)	(97,612)	(109,212)
Business taxes and other surcharges		(13,262)	(13,536)	(14,216)
Depreciation and amortisation		(25,068)	(24,785)	(16,661)
Technical support and maintenance fees		(8,579)	(9,919)	(9,043)
Property management fees		(9,197)	(9,974)	(10,530)
Other income		3,236	—	—
Other operating expenses		(21,647)	(28,738)	(22,618)
Operating profit		63,003	71,362	91,205
Financial income		20,775	25,078	11,649
Reversal of provision for financial guarantee obligation	12	67,676	—	—
Profit before taxation	7	151,454	96,440	102,854
Taxation	11	(28,264)	(31,217)	(38,956)
Profit after taxation and attributable to equity holder of the Target Company		123,190	65,223	63,898

CONSOLIDATED BALANCE SHEETS

		As at December 31,		
		2005	2006	2007
	Note	*RMB'000*	*RMB'000*	*RMB'000*
ASSETS				
Non-current assets				
Property, plant and equipment, net	13	116,799	108,845	104,775
Intangible assets, net	14	1,311	3,675	4,604
Lease prepayments for land use rights, net	15	—	20,122	19,718
Deferred tax assets	17	3,944	8,089	2,947
Total non-current assets		122,054	140,731	132,044
Current assets				
Accounts receivable, net	18	12,264	8,081	10,765
Due from holding company and fellow subsidiaries	19	588,965	540,675	20,803
Other receivables and other current assets, net	21	463,049	316,779	423,252
Cash and cash equivalents	22	17,893	28,173	527,606
Total current assets		1,082,171	893,708	982,426
Total assets		1,204,225	1,034,439	1,114,470
EQUITY				
Capital and reserves attributable to equity holders of the Target Company				
Paid-in capital	23	—	—	759,785
Reserves		—	—	(62,289)
Retained earnings		—	—	1,878
Owner's equity before Reorganisation		348,452	416,053	—
Total equity	24	348,452	416,053	699,374

	Note	As at December 31, 2005 RMB'000	2006 RMB'000	2007 RMB'000
LIABILITIES				
Non-current liabilities				
Supplemental retirement benefits obligations	10	11,410	13,360	—
Total non-current liabilities		11,410	13,360	—
Current liabilities				
Accounts payable	25	250	1,513	2,957
Other payables and other current liabilities	26	767,447	544,849	346,213
Supplemental retirement benefits obligations	10	540	560	—
Income tax payable		76,126	58,104	65,926
Total current liabilities		844,363	605,026	415,096
Total liabilities		855,773	618,386	415,096
Total equity and liabilities		1,204,225	1,034,439	1,114,470
Net current assets		237,808	288,682	567,330
Total assets less current liabilities		359,862	429,413	699,374

BALANCE SHEETS

	Note	As at December 31, 2005 RMB'000	2006 RMB'000	2007 RMB'000
ASSETS				
Non-current assets				
Property, plant and equipment, net	13	113,783	106,522	103,370
Intangible assets, net	14	1,232	3,675	4,604
Lease prepayments for land use rights, net	15	—	20,122	19,718
Investments in subsidiaries	16	6,500	6,500	7,728
Deferred tax assets	17	3,944	8,089	2,947
Total non-current assets		125,459	144,908	138,367
Current assets				
Accounts receivable, net	18	9,074	5,842	9,404
Due from holding company and fellow subsidiaries	19	580,347	530,795	11,003
Due from subsidiary	20	5,441	1,768	—
Other receivables and other current assets, net	21	462,949	316,366	423,068
Cash and cash equivalents	22	12,786	18,120	521,585
Total current assets		1,070,597	872,891	965,060
Total assets		1,196,056	1,017,799	1,103,427
EQUITY				
Capital and reserves attributable to equity holders of the Target Company				
Paid-in capital	23	—	—	759,785
Reserves		—	—	(73,104)
Retained earnings		—	—	4,816
Owner's equity before Reorganisation		340,390	409,295	—
Total equity	24	340,390	409,295	691,497

		As at December 31,		
		2005	2006	2007
	Note	*RMB'000*	*RMB'000*	*RMB'000*
LIABILITIES				
Non-current liabilities				
Supplemental retirement benefits obligations	10	11,410	13,360	—
Total non-current liabilities		11,410	13,360	—
Current liabilities				
Accounts payable	25	80	577	2,756
Due to subsidiary		10,715	—	4,008
Other payables and other current liabilities	26	761,867	538,154	339,799
Supplemental retirement benefits obligations	10	540	560	—
Income tax payable		71,054	55,853	65,367
Total current liabilities		844,256	595,144	411,930
Total liabilities		855,666	608,504	411,930
Total equity and liabilities		1,196,056	1,017,799	1,103,427
Net current assets		226,341	277,747	553,130
Total assets less current liabilities		351,800	422,655	691,497

CONSOLIDATED STATEMENTS OF CHANGES IN OWNER'S EQUITY

		Owner's equity after Reorganisation				
		Paid-in capital (Note 24)	Reserves (Note 24)	Retained earnings	Owner's equity before Reorganisation (Note 24)	Total equity
	Note	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Balance at January 1, 2005		—	—	—	198,482	198,482
Profit for the year		—	—	—	123,190	123,190
Contributions from equity holder of the Target Company	24 (c)	—	—	—	26,780	26,780
Balance at December 31, 2005		—	—	—	348,452	348,452
Balance at January 1, 2006		—	—	—	348,452	348,452
Profit for the year		—	—	—	65,223	65,223
Contributions from equity holder of the Target Company	24 (c)	—	—	—	2,378	2,378
Balance at December 31, 2006		—	—	—	416,053	416,053
Balance at January 1, 2007		—	—	—	416,053	416,053
Profit for the year		—	—	1,878	62,020	63,898
Contributions from equity holder of the Target Company	24 (c)	—	—	—	219,423	219,423
Transfer to paid-in capital upon establishment of the Target Company		759,785	(62,289)	—	(697,496)	—
Balance at December 31, 2007		759,785	(62,289)	1,878	—	699,374

CONSOLIDATED CASH FLOW STATEMENTS

		Year ended December 31,		
		2005	2006	2007
	Note	*RMB'000*	*RMB'000*	*RMB'000*
Cash flows from operating activities				
Cash generated from operations	27	241	90,992	510,803
Income tax paid		(24,637)	(53,384)	(29,708)
Net cash generated from/(used in) operating activities		(24,396)	37,608	481,095
Cash flows from investing activities				
Purchases of property, plant, equipment, intangible assets and lease prepayments for land use rights		(6,551)	(38,655)	(12,287)
Interest received		9,824	8,780	8,035
Proceeds from disposal of property, plant and equipment		26	169	—
Net cash provided/(used) in investing activities		3,299	(29,706)	(4,252)
Cash flows from financing activities				
Contributions from equity holder of the Target Company	24(c)	26,780	2,378	22,590
Net cash provided in investing activities		26,780	2,378	22,590
Net increase in cash and cash equivalents		5,683	10,280	499,433
Cash and cash equivalents at beginning of the year		12,210	17,893	28,173
Cash and cash equivalents at end of the year		17,893	28,173	527,606

II. NOTES TO THE FINANCIAL INFORMATION

1 The Target Group, its reorganisation and principal activities

(a) *Background of the Target Group*

The Target Company was established in the PRC on October 26, 2007 as a limited liability company under the Company Law of the PRC pursuant to the Reorganisation as set out in Note 1(b) below. The Target Group is engaged in the provision of accounting, settlement and clearing services, and related information system development and support services to commercial airlines and other aviation companies (the "Core Operations"). The Directors of the Target Company regard China TravelSky Holding Company 中國民航信息集團公司 ("CTHC"), a state-owned enterprise established in the PRC as its parent company and ultimate holding company. The address of the Target Company's registered office is Building 12 Xibahe Beili, Chaoyang District, Beijing, the People's Republic of China.

As at December 31, 2007, the Target Company has direct interests in the following subsidiaries that were also established in the PRC as limited liability companies under the Company Law of PRC:

Name	Date of establishment	Place of establishment/ operation	Percentage of equity interest held	Paid-In capital *RMB*	Principal activities	Auditor
Directly held:						
Beijing Asia Technology Development Company Limited ("ATDC", 北京亞科技術開發有限責任公司)	October 30, 2007	Beijing, PRC	100%	16,121,600	Provision of information system development and related services	Zhongrui Yuehua CPAs Co., Ltd. 中瑞岳華會計師事務所
Beijing HangYuan Air Service Limited Company ("BHYC", 北京航遠航空服務有限責任公司)	October 31, 2007	Beijing, PRC	100%	1,500,000	Provision of booking services for travellings and hotels	Zhongrui Yuehua CPAs Co., Ltd. 中瑞岳華會計師事務所

Note: As part of the Reorganisation, ATDC and BHYC were established on October 30, 2007 and October 31, 2007, respectively as limited liability companies under the Company Law of the PRC.

The Target Group operates mainly in the PRC.

(b) Reorganisation of the Target Group

Prior to the Reorganisation, the Core Operations were carried out by the Accounting Centre of China Aviation 中國航空結算中心 (the "Accounting Centre"), Beijing Asia Technology Development Centre 北京亞科技術開發中心 (the "Development Centre"), and Beijing Hang Yuan Air Service Centre 北京航遠航空服務中心 (the "Service Centre") (collectively the "Precedent Entities"), all of them being state-owned enterprises owned and are controlled by CTHC under the supervision and regulation of State-owned Assets Supervision and Administration Commission of the State Council.

Pursuant to the Reorganisation, the Target Company and its subsidiaries were established and continue to engage in the Core Operations.

As part of the Reorganisation, CTHC or its subsidiary retained the following assets that were unrelated to the Core Operations:

(i) The ownership of certain properties, including car parks and residential properties; and

(ii) Equity investments and marketable securities.

In additions, the following liabilities arising from the Core Operations were assumed by the CTHC upon the completion of the Reorganisation:

(i) Certain long outstanding other payables of approximately RMB174,115,000; and

(ii) The supplemental retirement benefits obligations for retired employees of approximately RMB15,550,000 net of the related tax effect of approximately RMB3,888,000.

After excluding certain assets and liabilities as set out above, the net assets of the Precedent Entities are undertaken by the respective entities of the Target Group.

The Reorganisation was completed on October 31, 2007. Accordingly, the Target Company became the holding company of the companies now comprising the Target Group.

2 Basis of presentation

Following the Reorganisation, the Core Operations that had been carried out by the Accounting Centre, the Development Centre and the Service Centre are carried out by the Target Company and its respective subsidiaries. As the Core Operations and all of these entities comprising the Target Group are wholly-owned and controlled by CTHC, the Reorganisation has been accounted for as a reorganisation of businesses under common control in a manner similar to a uniting of interests.

The Financial Information of the Target Group for the Relevant Periods, have been prepared on the merger basis as if the Target Company had been the holding company of those companies comprising the Target Group throughout the Relevant Periods.

The financial information of those assets and liabilities unrelated to the Core Operations as set out in Note 1(b) above, has not been included in the Financial Information throughout the Relevant Periods, as they have distinct and separate management responsible for these assets and their daily operations, maintained separate accounting records or have been financed historically as if they were autonomous and they were in dissimilar business and operations as compared with the Core Operations, and were retained by CTHC or its subsidiaries pursuant to the Reorganisation.

The Financial Information includes certain other payables and supplemental retirement benefits obligations as set out in Note 1(b) above, which were historically associated with the Core Operations. These liabilities were assumed by CTHC and were not transferred to the Target Company. As these liabilities are directly related to the Core Operations, they were included in Financial Information during the Relevant Periods and were reflected as a contribution from equity holder upon the completion of the Reorganisation.

3 Summary of principal accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Basis of preparation

The Financial Information of the Target Group has been prepared in accordance with disclosure requirement for the first time adoption of IFRS. The Financial Information has been prepared under the historical cost convention. IFRS 1, "First-time Adoption of International Financial Reporting Standards", has been applied in preparing this Financial Information. The Financial Information is the first set of the Target Group's financial statements in accordance with IFRS.

The directors of the Target Company have prepared the consolidated financial statements of the Target Company for the year ended December 31, 2007 in accordance with PRC GAAP. PRC GAAP differs in certain aspects from IFRS. Reconciliations and descriptions of the effect of the conversion from PRC GAAP to IFRS on the Target Group's equity and its profit after tax are as following:

	Total equity as at December 31, 2007	**Profit after tax for the year ended December 31, 2007**
Amounts per PRC GAAP	767,347	60,741
GAAP Adjustments:		
Reversal of revaluation of nun-current assets	(63,569)	2,468
Recognition of supplemental retirement benefit obligations	—	(2,336)
Others	—	601
Revenue and expenses cut-off adjustment and related tax impact	(4,404)	2,424
Amounts per IFRS	699,374	63,898

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Target Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

At the date of this report, the International Accounting Standards Board ("IASB") has issued the following new/revised standards or interpretations that are not yet effective. The Target Group has not early adopted these standards or interpretations.

(a) *Standards, amendments and interpretations to existing standards that are not yet effective and have not been early adopted by the Target Group*

The following standards, amendments and interpretations to existing standards have been published and are mandatory for the Target Group's accounting periods beginning on or after January 1, 2008 or later periods and have not been early adopted by the Target Group:

- IFRS 8, 'Operating segments' (effective from January 1, 2009). IFRS 8 replaces IAS 14 and aligns segment reporting with the requirements of the US standard SFAS 131, 'Disclosures about segments of an enterprise and related information'. The new standard requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes. The Target Group will apply IFRS 8 beginning January 1, 2009; and

- IAS 1 (Revised), 'Presentation of Financial Statements' (effective from January 1, 2009). IAS 1 (Revised) requires all owner changes in equity to be presented in a statement of changes in equity. All comprehensive income is presented in one statement of comprehensive income or in two statements (a separate income statement and a statement of comprehensive income). It requires presenting a statement of financial position as at the beginning of the earliest comparative period in a complete set of financial statements when there are retrospective adjustments or reclassification adjustments. However, it does not change the recognition, measurement or disclosure of specific transactions and other events required by other IFRSs. The Target Group will apply IAS 1 (Revised) beginning January 1, 2009.

(b) *Standards, amendments and Interpretations to existing standards that are not yet effective and not relevant for the Target Group's operations in 2007*

- IAS 23 (Amendment), 'Borrowing costs' (effective from January 1, 2009);

- IAS 27 (Revised), 'Consolidated and separate financial statements' (effective for the first annual reporting period beginning on or after July 1, 2009);

- IAS 32 and IAS 1 Amendments, 'Puttable Financial Instruments and Obligations Arising on Liquidation' (effective from January 1, 2009);

- IFRIC 11, 'IFRS 2, Group and treasury share transactions' (effective from March 1, 2007);
- IFRIC 12, 'Service concession arrangements' (effective from January 1, 2008);
- IFRIC 13, 'Customer loyalty programmes' (effective from July 1, 2008);
- IFRS 3 (Revised), 'Business Combination' (effective for business combinations with acquisition date on or after the beginning of the first annual reporting period beginning on or after July 1, 2009);
- IFRIC 14, 'IAS 19, The limit on a defined benefit asset, minimum funding requirements and their interaction' (effective from January 1, 2008); and
- IFRS 2 (Amendment), 'Share-based payment vesting condition and cancelations' (effective from January 1, 2009).

3.2 Consolidation

The consolidated financial statements include the financial statements of the Target Company and all its subsidiaries made up to the same year end.

Subsidiaries are all entities over which the Target Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Target Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Target Group. They are de-consolidated from the date that control ceases.

Except for the Reorganisation which is regarded as common control transaction and is accounted for in accordance with the basis set out in Note 2, the purchase method of accounting is used to account for the acquisition of subsidiaries by the Target Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Target Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statements.

Intra-group transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated but considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Target Group.

In the Target Company's balance sheets, the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Target Company on the basis of dividends received and receivables.

3.3 Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that is subject to risks and returns that are different from those segments operating in other economic environments.

3.4 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of the Target Group's entities are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The consolidated financial statements are presented in Renminbi, which is the Target Company's functional and presentation currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statements, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available for sale are analysed between translation differences resulting from changes in the amortised cost of the security and other changes in the carrying amount of the security. Translation differences related to changes in the amortised cost are recognised in income statements, and other changes in the carrying amount are recognised in equity.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation difference on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in income statements as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available for sale are included in the available-for-sale reserve in equity.

3.5 *Property, plant and equipment*

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment loss. Historical cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Target Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the income statements during the financial period in which they are incurred.

Depreciation on other assets is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings	30 years
Motor vehicles	6 years
Office equipment	4-8 years
Electronic equipment	4-5 years

The asset's residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 3.8).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognised in the income statements.

Assets under construction are stated at cost. Costs include construction and acquisition costs, and interest charges arising from borrowings used to finance the assets during the period of construction or installation and testing. No provision for depreciation is made on assets under construction until such time as the relevant assets are completed and ready for use.

3.6 *Intangible assets*

Intangible assets mainly represent purchased computer software.

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Software is amortized on a straight line basis over 5 years.

Costs incurred in order to restore or maintain the future economic benefits that an enterprise can expect from the originally assessed standard of performance of existing software systems are recognised as an expense when the restoration or maintenance work is carried out.

3.7 *Lease prepayments for land use rights*

Lease prepayments for land use rights represent purchase cost of land use rights in the PRC and are stated at cost less accumulated amortisation and impairment losses. Cost represents consideration paid for the rights to use the land in the PRC. Amortisation of lease prepayments for land use rights is calculated on a straight-line basis over the period of the lease.

3.8 *Impairment of non-financial assets*

Assets that have an indefinite useful life or have not yet available for use are not subject to amortisation and are tested annually for impairment. Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

3.9 *Financial assets*

The Target Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables, and available-for-sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition date.

(a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Assets in this category are classified as current assets.

(b) Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that management has the positive intention and ability to hold to maturity. If the Target Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the balance sheet date, which are classified as current assets. Held-to-maturity investments are carried at amortised cost using the effective interest rate method.

(c) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. Loans and receivables are carried at amortised cost using the effective interest method.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of financial assets are recognised on the trade-date-the date on which the Target Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the income statements. Financial assets are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Target Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value.

Gains or losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are presented in the income statements in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statements as part of other income when the Target Group's right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognised in profit or loss; translation differences on non-monetary securities are recognised in equity.

Changes in the fair value of monetary and non-monetary securities classified as available-for-sale are recognised in equity.

When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognised in equity are included in the income statements as 'gains and losses from investment securities'.

Interest on available-for-sale securities calculated using the effective interest method is recognised in the income statements as part of other income. Dividends on available-for-sale equity instruments are recognised in the income statements as part of other income when the Target Group's right to receive payments is established.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Target Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Target Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in income statements - is removed from equity and recognised in the income statements. Impairment losses recognised in the income statements on equity instruments are not reversed through the income statements. Impairment testing of accounts receivable is described in Note 3.10.

3.10 Accounts receivable and other receivables

Accounts receivable and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivables or other receivables is established when there is objective evidence that the Target Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments are considered indicators that the accounts receivable or other receivables is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognised in the income statements. When an accounts receivable or other receivables is uncollectible, it is written off against the allowance account for accounts receivable or other receivables. Subsequent recoveries of amounts previously written off are credited in the income statements.

3.11 Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call.

3.12 Accounts payables and other payables

Accounts payables and other payables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest method.

3.13 Current and deferred income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Target Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognision of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Target Group and it is probable that the temporary difference will not reverse in the foreseeable future.

3.14 Employee benefits

(i) Retirement benefits

(a) Defined contribution plan

The full-time employees of the Target Group are covered by government-sponsored pension plan and supplementary pension scheme managed by insurance company under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies and insurance company are responsible for the pension liability to these retired employees. The Target Group contributes on a monthly basis to these pension plans.

Under these plans, the Target Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Target Group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due.

(b) Defined benefit plan

Prior to October 31, 2007, the Target Group had at its own discretion offered certain supplemental retirement benefits to employees who had retired between 1994 and 2007. These discretionary supplemental benefits were only considered and offered to these employees at the point of their retirement. These supplemental retirement benefits that an employee would receive on retirement were usually dependent on one or more factors such as age, year of services and compensation. These supplemental retirement benefits were accounted for as a defined benefit pension plan.

The net present value of the future payment regarding these benefits were fully provided for when the Target Group committed such benefits to its retiring employees upon their retirement.

The liability recognised in the balance sheet in respect of these supplemental retirement benefits was the present value of the defined benefit obligations at each balance sheet date together with adjustments for unrecognised past-service costs and unrecognised actuarial gains/losses. The defined benefit obligations are calculated by independent actuaries using the projected unit credit method. The present value of the defined benefit obligations are determined by discounting the estimated future cash outflows using interest rates of government securities which have maturity approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of 10% of the defined benefit obligations are charged to the income statements immediately. Past-service costs are recognised immediately in the income statement.

These supplemental retirement benefits obligations were assumed by CTHC upon the completion of the Reorganisation (Note 1(b)). The Target Group will no longer consider and offer any discretionary supplemental retirement benefits to its employees after October 31, 2007.

(ii) Housing funds

Full-time employees of the Target Group are entitled to participate in government-sponsored housing funds in China. The Target Group contributes on a monthly basis to these funds based on certain percentages of the salaries of the employees. The Target Group's liability in respect of this fund is limited to the contributions payable in each period.

3.15 Provisions

Provisions for legal claims are recognised when: the Target Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax interest rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in provision reflecting the passage of time is recognised as interest expense.

3.16 Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the rendering of services in the ordinary course of the Target Group's activities. Revenue is shown net of value-added tax, sales discounts and after eliminating sales within the Target Group.

The Target Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Target Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies have been resolved. The Target Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

- Revenue from the provision of accounting supports, settlement and clearing services is recognised when the services are rendered;

- Non-proprietary customer's information system development project revenue is recognised by reference to the stage of completion when this can be measured reliably. The stage of completion is determined in the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. When the outcome of the transaction involving the rendering of these services cannot be estimated reliably, revenue is recognised only to the extent of expenses recognised that are recoverable. In the period in which it is determined that a loss will result from the performance of the contract, the entire amount of the estimated ultimate loss is recognised in the income statements;

- Interest income is recognised on a time-proportion basis, taking into account the principal amounts outstanding and the applicable interest rates; and

- Dividend income is recognised when the right to receive payment is established.

3.17 Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Target Group will comply with all attached conditions. Government grants relating to specific costs are deferred and recognised in the income statements over the period necessary to match them with the costs that they are intended to compensate.

3.18 Dividend distribution

Dividend distribution to the Target Company's equity holders is recognised as a liability in the Target Group's financial statements in the period in which the dividends are approved by the Target Company's directors.

4 Critical accounting estimates and judgements

The Target Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Depreciation of property, plant and equipment

The property, plant and equipment of the Target Group are depreciated at rates sufficient to write off their costs less accumulated impairment losses and estimated residual values over their estimated useful lives on a straight-line basis. The Target Group reviewed the useful lives periodically to ensure that the method and rates of depreciation are consistent with the expected pattern of economic benefits from the property, plant and equipment. The Target Group estimates the useful lives of the property, plant and equipment as set out in Note 3.5 based on the historical experience with similar assets, taking into account anticipated technological changes. The depreciation expenses in the future periods will change if there are significant changes to these estimates.

(b) *Impairment of assets*

At each balance sheet date, the Target Group considers both internal and external sources of information to assess whether there is any indication that assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and an impairment loss is recognised to reduce the carrying amount of the asset to its recoverable amount. Accordingly, there will be an impact to the future results if there is a significant change in the recoverable amounts of the assets.

(c) *Fair value*

The Target Group estimates the fair value of its financial assets and financial liabilities including accounts receivable, due from parent company and fellow subsidiaries, other receivables and other current assets, accounts payable, other payables and other current liabilities by discounting its future contractual cash flows at the estimated current market interest rate that is available to the Target Group for similar financial instruments. The future values will change if there are material changes in the estimated market interest rate.

(d) *Income taxes and deferred tax*

The Target Group is subject to income taxes in PRC jurisdictions. Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Target Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(e) *Pension benefits*

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The Target Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Target Group considers the interest rates of Chinese government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of related pension liabilities.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in Note 10.

5 Segmental reporting

The Target Group conducts its businesses within one business segment - the business of providing accounting, settlement and clearing services, and related information system development and support services to commercial airlines and other aviation companies in the PRC. The Target Group's chief decision maker for operation is the Chairman to the Board. The information reviewed by the Chairman to the Board is identical to the information presented in the consolidated financial statements. Therefore, no business segment information has been prepared by the Target Group for the years ended December 31, 2005, 2006 and 2007. The Target Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

6 Revenues

Revenues primarily comprise the service fees earned by the Target Group for the provision of accounting, settlement and clearing services, and related information system development and support services to commercial airlines and other aviation companies.

7 Profit before taxation

Profit before taxation of the Target Group is arrived at after charging/(crediting) the following:

	Year ended December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
After charging:			
Depreciation	23,095	23,671	15,062
Amortisation of intangible assets	1,079	1,047	1,195
Amortisation of lease prepayments for land use rights	894	67	404
Loss on disposal of property, plant and equipment	56	205	204
Personnel expenses *(Note 9)*	108,187	97,612	109,212
Auditors' remuneration	112	112	112
After crediting:			
Interest income	(9,824)	(8,780)	(8,035)
Exchange gain, net	(10,951)	(16,298)	(3,614)
Reversal for impairment of accounts receivable, other receivables and other current assets	(3,937)	(929)	(2,606)
Reversal of financial guarantee obligation *(Note 12)*	(67,676)	—	—

8 Directors', supervisors' and senior management's emoluments

(1) *Directors' and supervisors' emoluments*

The following tables set out the emoluments paid to the Target Company's directors and supervisors during the years ended December 31, 2005, 2006 and 2007 (tax inclusive):

	Year ended December 31, 2005					
Name of Director and Supervisor	Remuneration for Director	Bonus for Director	Salary of employee, Allowances and Benefits (employer's contribution inclusive)	Employees' Discretionary bonuses	Employer's contribution to pension scheme for employee	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Chairman of the Board						
Yongtao Sun*	—	—	—	—	—	—
Executive directors						
Guohong Du	—	—	145	221	15	381
Xiaochun Yu*	—	—	—	—	—	—
Changyuan Huang*	—	—	—	—	—	—
Qian Li	—	—	57	194	14	265
Supervisors						
Jinsong Li*	—	—	—	—	—	—
Shensheng Xu	—	—	145	221	15	381
Qian Liu*	—	—	—	—	—	—
Jinsheng Yu	—	—	131	199	15	345
Yanzhou Hu	—	—	60	188	15	263

	Year ended December 31, 2006					
Name of Director and Supervisor	Remuneration for Director	Bonus for Director	Salary of employee, Allowances and Benefits (employer's contribution inclusive)	Employees' Discretionary bonuses	Employer's contribution to pension scheme for employee	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Chairman of the Board						
Yongtao Sun*	—	—	—	—	—	—
Executive directors						
Guohong Du	—	—	184	344	19	547
Xiaochun Yu*	—	—	—	—	—	—
Changyuan Huang*	—	—	—	—	—	—
Qian Li	—	—	57	215	19	291
Supervisors						
Jinsong Li*	—	—	—	—	—	—
Shensheng Xu	—	—	184	344	19	547
Qian Liu*	—	—	—	—	—	—
Jinsheng Yu	—	—	162	303	19	484
Yanzhou Hu	—	—	61	204	19	284

	Year ended December 31, 2007						
Name of Director and Supervisor	Remuneration for Director	Bonus for Director	Salary of employee, Allowances and Benefits (employer's contribution inclusive)	Employees' Discretionary bonuses	Employer's contribution to pension scheme for employee	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Chairman of the Board						
Yongtao Sun*	—	—	—	—	—	—
Executive directors						
Guohong Du(i)	—	—	184	266	21	471
Xiaochun Yu*	—	—	—	—	—	—
Changyuan Huang*	—	—	—	—	—	—
Qian Li	—	—	55	227	21	303
Supervisors						
Jinsong Li*	—	—	—	—	—	—
Shensheng Xu(i)	—	—	184	266	21	471
Qian Liu*	—	—	—	—	—	—
Jinsheng Yu(i)	—	—	162	234	21	417
Yanzhou Hu	—	—	59	217	21	297

* These directors and supervisors are employees of CTHC and receive emoluments from CTHC. No appropriation has been made as the directors of the Target Company considered it is impracticable to apportion this amount between their services to the Target Group and CTHC.

(i) The employee's discretionary bonus to these directors and supervisors for year ended December 31, 2007 are subject to the relevant authority's final approval.

During the Relevant Periods, no director had waived or agreed to waive any emolument. No director received any compensation for loss of office during the Relevant Periods.

(2) Five highest paid individuals

The emoluments for three, three and three of the Directors and supervisors listed in Note 8(1) above were included in the emoluments paid to the five highest paid individuals for the years ended December 31, 2005, 2006 and 2007, respectively. The amounts paid to the remaining two, two and two individuals whose emoluments were the highest in the Target Group during the Relevant Periods are as follows:

	Year ended December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Basic salaries and allowances	660	930	792
Retirement benefits	28	38	42
	688	968	834

The annual emoluments paid during the Relevant Periods to each director (included in the five highest paid employees) fell within the band from HKD nil to HKD 1 million (approximately RMB nil to RMB0.9 million).

During the Relevant Periods, no emolument was paid to the five highest paid individuals (including directors and employees) as an inducement to join or upon joining the Target Company or as compensation for loss of office.

9 Personnel expenses

	Year ended December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Wages, salaries and welfare	90,213	79,912	86,495
Pension costs — defined contribution plans	8,523	9,551	15,201
Supplemental retirement benefit obligations *(Note 10)*	3,650	2,510	1,940
Contribution to housing fund	5,801	5,639	5,576
	108,187	97,612	109,212
Number of employees	772	761	775

10 Supplemental retirement benefits obligations

Prior to October 31, 2007, the Target Group paid, at its management discretion, supplemental pension and medical benefits to its employees who retired between 1994 and 2007. On October 31, 2007, CTHC, the holding company of the Target Company has assumed the aforementioned supplemental retirement benefits obligation. The assumption of the retirement benefits obligations and the related tax effect was recognised as contribution from equity owner. The Target Group will no longer consider and offer any discretionary supplemental retirement benefits to its employees after October 31, 2007.

The amounts of supplemental retirement benefits obligations recognised in the balance sheets are determined as follows:

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Present value of defined benefit obligations	13,280	15,470	—
Unrecognised actuarial loss	(1,330)	(1,550)	—
Liability on the balance sheet	11,950	13,920	—
Less: current portion	(540)	(560)	—
	11,410	13,360	—

The movements of supplemental retirement benefits obligations for the years ended December 31, 2005, 2006 and 2007 are as follows:

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
At beginning of the year	8,840	11,950	13,920
For the year			
— Past service cost	2,830	1,660	1,560
— Interest cost	380	460	420
— Payment	(540)	(540)	(310)
— Actuarial loss/(gain)	440	390	(40)
— Assumed by CTHC *(Note 24(c))*	—	—	(15,550)
At end of the year	11,950	13,920	—

The amounts of supplemental retirement benefits recognised in income statements are as follows:

	Year ended December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Past service cost	2,830	1,660	1,560
Interest cost	380	460	420
Actuarial loss/(gain)	440	390	(40)
Total expenses, included in personnel expenses *(Note 9)*	3,650	2,510	1,940

The above obligations were determined based on actuarial valuations performed by an independent actuary, using the projected unit credit method.

The material actuarial assumptions used in valuing these obligations are as follows:

(a) Discount rates adopted (per annum):

	Year ended December 31,		
	2005	2006	2007
Discount rates adopted	3.50%	3.25%	4.50%

(b) Retirees' supplemental pension benefit inflation rate: 0%. The amount of the supplemental pension benefits were determined and offered to the retired employees at the point of retirement.

Retirees' supplemental medical benefit inflation rate: 8%. This estimated inflation rate took into account estimated future changes in the cost of medical services.

(c) Average life expectancy of residents in the PRC: 24.6 years after the retirement age which is between 50-60 years old.

(d) These supplemental pension benefit and medical benefit paid to retirees are assumed to continue until the death of the retirees.

11 Taxation

	Year ended December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Current income tax expenses ("EIT")	27,993	35,362	37,702
Deferred taxation *(Note 17)*	271	(4,145)	1,254
Taxation charge	28,264	31,217	38,956

The Target Group is subject to PRC enterprise income tax rate of 33%. The Target Group provides PRC enterprise income tax based on tax law and regulations applicable to PRC enterprises.

Effective from January 1, 2008, the Target Company and its subsidiaries located in the PRC shall determine and pay the corporate income tax in accordance with the Corporate Income Tax Law of the People's Congress on China (the new "CIT Law") as approved by the National People's Congress on March 16, 2007. Under the new CIT Law, the corporate income tax rate applicable to the Target Company and its subsidiaries will be 25%.

The reconciliation between the Target Group's actual tax charge and the amount which is calculated based on the statutory tax rate is as follows:

	Year ended December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Profit before taxation	151,454	96,440	102,854
Statutory tax rate	33%	33%	33%
Tax calculated at domestic tax rates applicable to profits	49,980	31,825	33,942
Effect of change in tax rate	—	—	2,187
Income not subject to tax	(22,333)	(1,194)	—
Expenses not deductible for tax purpose	617	586	2,827
Tax charge	28,264	31,217	38,956

12 Reversal for financial guarantee obligation

In 1993, the Accounting Centre provided a guarantee to Shandong International Trustee Investment Company ("SDITIC") for the borrowings of China Kai Li Industrial Limited Company ("CKLC") amounted to approximately RMB72,681,000. In 1995, SDITIC commenced legal proceedings against CKLC and the Target Company after CKLC has defaulted on its loan repayments. In 2002, the court in the PRC ruled in favour of SDITIC and that the Target Company was liable for the outstanding loan balance and the related interest and penalty charges. In connection with the court order, the following assets of the Target Company were frozen:

- An office building located in Xibahe Beili in Beijing in the PRC, with carrying value of approximately RMB85,350,000 as at December 31, 2004.
- 19 vehicles with carrying value of approximately RMB1,371,000 as at December 31, 2004.
- The equity investment in Beijing Vantong Real Estate Co., Ltd. with carrying value of RMB15,000,000 as at December 31, 2004.
- The equity investment in Beijing Jingrui Real Estate Co., Ltd, with carrying value of RMB49,600,000 as at December 31, 2004.
- The lease prepayment for a piece of land in Guangdong province, with net book value of approximately RMB44,816,000 as at December 31, 2004.

At December 31, 2004, the Target Company's liability arising from this guarantee was approximately RMB177,423,000 representing the outstanding loan balance of CKLC and the related interest and penalty charges.

In 2005, SDITIC, CKLC and the Target Company entered into a settlement agreement to settle the above liability at RMB60,000,000 which resulted in a reduction of the provision for guarantee loss of approximately RMB117,423,000. The Target Company had subsequently settled the agreed settlement amount by transferring (i) the equity investments in Beijing Vantong Real Estate Co., Ltd. and Beijing Jingrui Real Estate Co., Ltd (ii) the land use right in Guangdong in 2005, and a cash payment of RMB1,225,000. The settlement was subsequently approved by State-owned Assets Supervision and Administration Commission.

The net impact of the settlement of this guarantee obligation of approximately Rmb 67,676,000 was charged to the consolidated income statement for the year ended December 31, 2005, representing the net impact of the reduction of the provision for guarantee loss and the transfer of assets as set out above.

In 2007, court issued an order to release the remaining frozen assets of the Target Company upon the settlement and closure of the litigation case.

13 Property, plant and equipment, net

The Target Group:

	Building	Motor vehicles	Office equipment	Electronic equipment	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost					
As at January 1, 2005	115,418	11,444	28,221	101,279	256,362
Purchases	—	595	2,146	3,184	5,925
Disposals/write off	—	(1,350)	(311)	—	(1,661)
As at December 31, 2005	115,418	10,689	30,056	104,463	260,626
Purchases	—	1,086	3,123	11,882	16,091
Disposals/write off	—	—	(3,530)	(4,209)	(7,739)
As at December 31, 2006	115,418	11,775	29,649	112,136	268,978
Purchases	—	464	838	9,832	11,134
Disposals/write off	—	(2,165)	(994)	(46)	(3,205)
As at December 31, 2007	115,418	10,074	29,493	121,922	276,907
Accumulated depreciation					
As at January 1, 2005	(30,094)	(9,646)	(20,596)	(61,975)	(122,311)
Charge for the year	(3,915)	(353)	(3,525)	(15,302)	(23,095)
Disposals/write off	—	1,310	269	—	1,579
As at December 31, 2005	(34,009)	(8,689)	(23,852)	(77,277)	(143,827)
Charge for the year	(3,915)	(428)	(3,719)	(15,609)	(23,671)
Disposals/write off	—	—	3,332	4,033	7,365
As at December 31, 2006	(37,924)	(9,117)	(24,239)	(88,853)	(160,133)
Charge for the year	(3,915)	(493)	(2,729)	(7,925)	(15,062)
Disposals/write off	—	2,178	841	44	3,063
As at December 31, 2007	(41,839)	(7,432)	(26,127)	(96,734)	(172,132)
Net book value					
As at December 31, 2005	81,409	2,000	6,204	27,186	116,799
As at December 31, 2006	77,494	2,658	5,410	23,283	108,845
As at December 31, 2007	73,579	2,642	3,366	25,188	104,775

The Target Company:

	Building	Motor vehicles	Office equipment	Electronic equipment	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
Cost					
As at January 1, 2005	115,418	10,558	23,783	101,103	250,862
Purchases	—	595	1,680	3,144	5,419
Disposals/write off	—	(1,282)	(224)	—	(1,506)
As at December 31, 2005	115,418	9,871	25,239	104,247	254,775
Purchases	—	831	3,123	11,879	15,833
Disposals/write off	—	—	(3,530)	(4,209)	(7,739)
As at December 31, 2006	115,418	10,702	24,832	111,917	262,869
Purchases	—	472	838	9,826	11,136
Disposals/write off	—	(2,305)	(566)	(46)	(2,917)
As at December 31, 2007	115,418	8,869	25,104	121,697	271,088
Accumulated depreciation					
As at January 1, 2005	(30,094)	(9,316)	(19,050)	(61,806)	(120,266)
Charge for the year	(3,915)	(262)	(2,711)	(15,300)	(22,188)
Disposals/write off	—	1,245	217	—	1,462
As at December 31, 2005	(34,009)	(8,333)	(21,544)	(77,106)	(140,992)
Charge for the year	(3,915)	(337)	(2,863)	(15,605)	(22,720)
Disposals/write off	—	—	3,332	4,033	7,365
As at December 31, 2006	(37,924)	(8,670)	(21,075)	(88,678)	(156,347)
Charge for the year	(3,915)	(315)	(1,999)	(7,910)	(14.139)
Disposals/write off	—	2,178	546	44	2,768
As at December 31, 2007	(41,839)	(6,807)	(22,528)	(96,544)	(167,718)
Net book value					
As at December 31, 2005	81,409	1,538	3,695	27,141	113.783
As at December 31, 2006	77,494	2,032	3,757	23,239	106,522
As at December 31, 2007	73,579	2,062	2,576	25,153	103,370

At December 31, 2005, the building and certain motor vehicles of the Target Company at a carrying value of approximately RMB81,419,000 and RMB1,028,000 respectively were frozen by the court in the PRC. The restriction on these assets was subsequently removed in 2007 in accordance with the order issued by the court upon the settlement and closure of the related litigation case. Please refer to Note 12 for more details.

14 Intangible assets, net

The intangible assets of the Target Group and the Target Company represent the cost of computer software acquired. The movements are as follows:

The Target Group:

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Cost			
At beginning of the year	45,799	46,354	49,765
Additions	555	3,411	2,221
Disposals/write off	—	—	(2,522)
At end of the year	46,354	49,765	49,464
Accumulated amortisation			
At beginning of the year	(43,964)	(45,043)	(46,090)
Amortisation for the year	(1,079)	(1,047)	(1,195)
Disposals/write off	—	—	2,425
At end of the year	(45,043)	(46,090)	(44,860)
Net book value			
At beginning of the year	1,835	1,311	3,675
At end of the year	1,311	3,675	4,604

The Target Company:

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Cost			
At beginning of the year	45,799	46,235	49,646
Additions	436	3,411	2,221
Disposals/write off	—	—	(2,522)
At end of the year	46,235	49,646	49,345
Accumulated amortisation			
At beginning of the year	(43,964)	(45,003)	(45,971)
Amortisation for the year	(1,039)	(968)	(1,195)
Disposals/write off	—	—	2,425
At end of the year	(45,003)	(45,971)	(44,741)
Net book value			
At beginning of the year	1,835	1,232	3,675
At end of the year	1,232	3,675	4,604

15 Lease prepayments for land use rights, net

The Target Group and the Target Company:

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Cost			
At beginning of the year	52,070	—	20,189
Additions	—	20,189	—
Disposals/write off	(52,070)	—	—
At end of the year	—	20,189	20,189
Accumulated amortisation			
At beginning of the year	(7,254)	—	(67)
Amortisation for the year	(894)	(67)	(404)
Disposals/write off	8,148	—	—
At end of the year	—	(67)	(471)
Net book value			
At beginning of the year	44,816	—	20,122
At end of the year	—	20,122	19,718

Land in the PRC mainland is state-owned or collectively-owned and no individual land ownership right exists. Lease prepayments for land use rights represent the Target Group's interests in land which is held on lease with a term of 50 years.

In 2005, the Target Company transferred its land use right to SDITIC. Please refer to Note 12 for more details.

As at the date of this report, the Target Group is in the process of changing registration of the title certificates for its land use right. The carrying value of the land use right of the Target Group as at December 31, 2007 was approximately RMB19,718,000. Management of the Target Group are of the opinion that the Target Group is entitled to lawfully and validly use the land.

16 Investments in subsidiaries

The Target Company

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Investments, at cost:	6,500	6,500	7,728

The Target Company made an additional capital investment in cash of RMB1,228,000 in its subsidiary BHYC (Note 1(a)) on October 26, 2007.

Details of the subsidiaries are set out in Note 1 of this section.

17 Deferred tax assets

The Target Group and the Target Company

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Deferred tax assets:			
— Deferred tax assets to be recovered within 12 months	178	3,680	2,947
— Deferred tax assets to be recovered over 12 months	3,766	4,409	—
	3,944	8,089	2,947

The movement of deferred tax assets is as follows:

	Retirement benefits obligations	Impairment of receivables	Accrued expense	Total
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
Balance as at January 1, 2005	2,917	1,298	—	4,215
Charged/(credited) to the income statement	1,027	(1,298)	—	(271)
Balance as at December 31, 2005	3,944	—	—	3,944
Charged/(credited) to the income statement	650	—	3,495	4,145
Balance as at December 31, 2006	4,594	—	3,495	8,089
Charged/(credited) to the income statement	(706)	—	(548)	(1,254)
Charged/(credited) to equity *(Note 24(c))*	(3,888)	—	—	(3,888)
Balance as at December 31, 2007	—	—	2,947	2,947

18 Accounts receivable, net

The Target Group

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Within 6 months	12,434	8,176	10,453
Over 6 months but within 1 year	—	—	366
Accounts receivable	12,434	8,176	10,819
Provision for impairment	(170)	(95)	(54)
Accounts receivable, net	12,264	8,081	10,765

The Target Company

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Within 6 months	9,140	5,871	9,085
Over 6 months but within 1 year	—	—	366
Accounts receivable	9,140	5,871	9,451
Provision for impairment	(66)	(29)	(47)
Accounts receivable, net	9,074	5,842	9,404

The payment period is normally within six months after the services are rendered.

The carrying amounts of the Target Group's accounts receivable approximated its fair value at each balance sheet date because of the short-term maturities of these receivables.

The maximum exposure of accounts receivable to credit risk at the reporting date is the carrying amounts of the accounts receivable. The Target Group does not hold any collateral as security.

At each balance sheet date, the accounts receivable were mainly denominated in RMB.

The movement of provision for impairment of receivables was as follows:

The Target Group

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
At beginning of the year	136	170	95
Provision/(reversal)	34	(75)	(41)
At end of the year	170	95	54

The Target Company

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
At beginning of the year	56	66	29
Provision/(reversal)	10	(37)	18
At end of the year	66	29	47

19 Due from holding company and fellow subsidiaries

The Target Group

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Due from holding company (a)	579,559	530,206	11,002
Due from fellow subsidiaries (b)	9,406	10,469	9,801
	588,965	540,675	20,803

The Target Company

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Due from holding company (a)	579,559	530,206	11,002
Due from fellow subsidiaries (b)	788	589	1
	580,347	530,795	11,003

(a) Due from holding company comprises mainly bank balances transferred from the Target Group to CTHC for the purpose of a centralised management of the group's treasury function by CTHC. These balances were interest bearing at the prevailing bank rate. This centralised management of the treasury function was subsequently terminated in October 2007.

(b) Due from fellow subsidiaries represents trade balances arising from provision of services. These balances are unsecured, interest free and generally repayable within six months.

At each balance sheet date, these balances were denominated in RMB.

These balances approximated its fair value at each balance sheet date because of their short-term maturities. The maximum exposure to credit risk at the reporting date is the carrying amount of the receivables. The Target Group does not hold any collateral as security.

20 Due from subsidiary

These balances mainly comprised dividends receivable from a subsidiary.

21 Other receivables and other current assets, net

The Target Group

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Other receivables (a)	464,870	300,278	422,929
Other current assets	3,244	20,712	1,969
Other receivables and other current assets	468,114	320,990	424,898
Provision for impairment (b)	(5,065)	(4,211)	(1,646)
Other receivables and other current assets, net	463,049	316,779	423,252

The Target Company

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Other receivables (a)	464,870	300,278	422,929
Other current assets	3,142	20,297	1,783
Other receivables and other current assets	468,012	320,575	424,712
Provision for impairment (b)	(5,063)	(4,209)	(1,644)
Other receivables and other current assets, net	462,949	316,366	423,068

(a) ***Other receivables***

Other receivables represent the payments made on behalf of the customer airlines which are part of the Target Company's settlement and clearing services.

i) *At each balance sheet date, the aging analysis of other receivables was as follows:*

The Target Group and the Target Company

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Within 6 months	463,212	296,843	420,450
Over 6 months but within 1 year	1,581	1,720	1,825
Over 1 year but within 2 years	77	1,692	349
Over 2 years	—	23	305
Other receivables	464,870	300,278	422,929

ii) *Other receivables were denominated in the following currencies:*

The Target Group and the Target Company

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
RMB	257,164	208,088	294,020
USD	205,707	90,235	127,216
Others	1,999	1,955	1,693
	464,870	300,278	422,929

These balances are trade related, interest free, unsecured and generally repayable within six months.

The carrying amounts of other receivables approximated its fair value at each balance sheet date because of the short-term maturities of these receivables. The maximum exposure of other receivables to credit risk at the reporting date is the carrying amount of the receivables. The Target Group does not hold any collateral as security.

(b) Provision for impairment

The Target Group

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
At beginning of the year	5,103	5,065	4,211
Reversal	(38)	(854)	(2,565)
At end of the year	5,065	4,211	1,646

The Target Company

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
At beginning of the year	5,072	5,063	4,209
Reversal	(9)	(854)	(2,565)
At end of the year	5,063	4,209	1,644

22 Cash and cash equivalents

The Target Group

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Cash on hand	25	7	1
Cash at bank	17,868	28,166	527,605
Cash and cash equivalents	17,893	28,173	527,606

The Target Company

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Cash on hand	1	1	1
Cash at bank	12,785	18,119	521,584
Cash and cash equivalents	12,786	18,120	521,585

At each balance sheet date, all cash and cash equivalents were denominated in RMB.

The annual interest rate on current deposits ranged from 0.72% to 1.71% during the Relevant Periods.

23 Paid-In capital

On October 26, 2007, the Target Company was registered as a limited liability company under the Company Law of the PRC with a registered and fully paid capital of RMB759,785,200.

No dividend was declared by the Target Group during the Relevant Periods.

24 Owner's equity

(a) As detailed in Note 1(b), upon the establishment of the Target Company on October 26, 2007, the Core Operations and relevant assets and liabilities originally owned by the Accounting Centre were transferred into the Target Company at a value of RMB759,785,200 as paid-in capital. Pursuant to the Reorganisation, all the then existing capital and reserves of the Accounting Centre were capitalised and the resulting difference was charged to capital reserve. In view of the above changes in form and nature of the capital reserves of the Accounting Centre, separate classes of reserves, including retained profits, statutory surplus reserve and statutory public welfare fund of the Accounting Centre prior to the establishment of the Target Company have not been separately disclosed in the Financial Information.

(b) As described in Note 2, the Financial Information has been prepared as if the current group structure had been in existence throughout the Relevant Periods. Owner's equity during the Relevant Periods represents the combined equities of the Core Operation owned and operated by the companies now comprising the Target Group, after elimination of the effect of unrealised profit on inter-company transactions.

(c) During the Relevant Periods, the contributions from/distribution to equity owner mainly comprise the followings:

(i) As detailed in the Note 2, the Non-core Operations were not injected into the Target Company and have not been included in the Financial Information throughout the Relevant Periods.

During the Relevant Periods, cash received from the Non-core Operations was reflected as contributions from equity owner because such cash received formed an integral part of the working capital of the Core Operations, and the Target Company has no obligation to repay the amount back to the Non-core Operations. The transactions with the Non-core Operations have ceased upon the completion of Reorganisation.

(ii) As detailed in Note 1(b), the assumption of the other payables of approximately RMB174,115,000 by CTHC was recognised as a contribution from equity owner.

(iii) As detailed in Note 1(b) and Note 10, the assumption of the supplemental retirement benefits obligations of approximately RMB15,550,000 net of related tax effect of approximately RMB3,880,000 by CTHC was recognised as a contribution from equity owner.

25 Accounts payable

At each balance sheet date, the aging of the accounts payable balance was within one year and all the accounts payable were denominated in Renminbi.

26 Other payables and other current liabilities

The Target Group

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Other payables (a)	697,579	507,353	302,817
Accrued payroll	27,338	31,422	37,319
Others	42,530	6,074	6,077
	767,447	544,849	346,213

The Target Company

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Other payables (a)	697,579	507,353	302,817
Accrued payroll	24,595	27,018	31,778
Others	39,693	3,783	5,204
	761,867	538,154	339,799

(a) *Other payables represent the amounts collected on behalf of the customer airlines which are part of the Target Company's settlement and clearing services.*

i) *At each balance sheet date, the aging analysis of other payables is as follows:*

The Target Group and the Target Company

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Within 6 months	355,215	143,561	183,047
Over 6 months but within 1 year	14,929	16,920	10,908
Over 1 year but within 2 years	24,381	19,443	11,108
Over 2 years but within 3 years	11,817	24,378	13,957
Over 3 years	291,237	303,051	83,797
	697,579	507,353	302,817

ii) *Other payables were denominated in the following currencies:*

The Target Group and the Target Company

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
RMB	654,129	422,530	173,677
USD	43,416	84,773	105,242
Others	34	50	23,898
	697,579	507,353	302,817

27 Cash generated from operations

	Year ended December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Profit before taxation	151,454	96,440	102,854
Adjustments for:			
Depreciation and amortisation	25,068	24,785	16,661
Net loss on disposal of property, plant and equipment	56	205	204
Interest income	(9,824)	(8,780)	(8,035)
Exchange gain	(10,951)	(16,298)	(3,614)
Reversal for impairment of receivables	(3,937)	(929)	(2,606)
Reversal for financial guarantee obligation, net	(67,676)	—	—
Decrease/(increase) in current assets:			
Accounts receivable	6,873	4,258	(2,643)
Due from holding company and fellow subsidiaries	811	48,290	530,872
Other receivables and other current assets	(42,610)	147,124	(103,908)
Increase/(decrease) in liabilities:			
Other payables and other liabilities	(52,133)	(206,073)	(20,612)
Supplemental retirement benefits	3,110	1,970	1,630
Cash generated from operations	241	90,992	510,803

28 Earnings per share

No earnings per share is presented as the Target Company is not a company registered with share capital and the calculation of earnings per share is not applicable.

29 Financial risk management

Financial risk factors

The Target Group's activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk, and liquidity risk. The Target Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Target Group's financial performance.

Financial risk management is carried out by the Target Group's finance department, following the overall directions determined by the Board of Directors. The Target Group's finance department identifies and evaluates financial risks in close co-operation with the Target Group's operating departments.

Credit risk

The credit risk of the Target Group arises mainly from the collectability of its accounts and other receivables, and cash and cash equivalents. The carrying amounts of these balances represent the Target Group's maximum exposure to credit risk.

The counterparties of these accounts and other receivables are mainly domestic airlines, other aviation related companies and foreign airlines. During the Relevant Periods, the top 3 customers namely Air China Limited, China Southern Airlines Company Limited and China Eastern Airlines Corporation Limited accounted for approximately 66%, 50% and 51% of the total other receivables balances at December 31, 2005, 2006 and 2007 respectively. These other receivables balances arise mainly from the accounting, settlement and clearing services whereby the Target Company made payments on behalf of these airlines customers. These domestic airlines are state-owned enterprises and there was no recent history of defaults by them that have resulted into material bad debts expenses.

The Target Group has policies to ensure that the bank balances are placed with banks with good reputation and credit quality. During the Relevant Periods, approximately 97%, 98% and 99% of the Target Group's bank balances at December 31, 2005, 2006 and 2007 respectively were placed with the 4 state-owned banks, and other local banks including China CITIC Bank and Shanghai Pudong Development Bank.

Foreign currency risk

The Target Group's exposure to foreign exchange risk mainly arises from its settlement and clearing services whereby the Target Company made payments or collections in foreign currencies on behalf of its customers. An analysis of the assets and liabilities by currency are disclosed in Note 18, 21 and 26 respectively.

At December 31, 2007, December 31, 2006 and December 31 2005, if RMB had weakened/ strengthened by 5% against the USD with all other variable held constant, profit before tax for the year would have been RMB 8.1 million, RMB 0.2 million and RMB 1.1 million higher/ lower respectively, mainly as a result of foreign exchange gains/losses on translation of USD denominated other receivables and other payables.

The Target Group performs regular review of its foreign exchange exposure.

Liquidity risk

The Target Group maintains cash and bank balances that are adequate to meet its daily operations requirements. During the Relevant Periods, the cash and bank balances together with bank balances managed by CTHC represented approximately 50%, 54% and 47% of its total assets at December 31, 2005, 2006 and 2007 respectively. The management of the Target Group believe that the Target Group has sufficient cash and balances during Relevant Periods to meet its operations requirement and has no significant exposure to liquidity risk.

Interest rate risk

The Target Group's interest-bearing assets are mainly represented by cash and cash equivalents and bank balances managed by CTHC. Interest income for the years ended December 31, 2005, 2006 and 2007 was approximately RMB9,825,000, RMB8,780,000 and RMB8,035,000. Apart from this, the Target Group's income and operating cash flows are substantially independent of changes in market interest rates. The interest rates of the Target Group's interest-bearing assets are disclosed in Notes 19 and 22.

Capital risk management

The Target Group defines owner's equity as the Capital.

The Target Group reviews its capital structure regularly to ensure acceptable returns to its equity owner and assesses its future capital requirements, if necessary.

Fair value estimation

The Target Group's financial instruments mainly consist of cash and cash equivalents, accounts receivables, other receivables, due from holding company and fellow subsidiaries, accounts payable, and other payables.

The carrying amounts of financial instruments approximated their fair values at December 31, 2005, 2006 and 2007 because of the short-term maturities of these financial assets and financial liabilities.

30 Commitments

(a) Capital commitments

At each balance sheet date, the Target Group had the following capital commitments:

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Computer system and others			
Contracted but not provided for	1,019	2,492	1,383

At each balance sheet date, none of the above commitment balance was dominated in foreign currencies.

(b) Operating lease commitments

At each balance sheet date, the Target Group had the following commitments under operating lease:

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Less than 1 year	—	—	3,225

31 Related party transactions

Entities are considered to be related if one has the ability to control the other, directly or indirectly, or has the ability to exercise significant influence over the financial and operating decisions of the other. Entities are also considered to be related if they are subject to common control.

Management believes that meaningful information relative to related party disclosures has been adequately disclosed.

(a) Related parties

The major related parties of the Target Company and the Target Group are as follows:

Name	Relationship with the Target Company
CTHC	Parent of the Target Company
TravelSky	Subsidiary of CTHC, parent of the Target Company
Beijing Yaka Jingcheng Property Management Centre ("Yaka")	Subsidiary of CTHC, parent of the Target Company

(b) Related party transactions

The following is a summary of significant recurring transactions carried out with the Target Group's related parties.

(i) Property management service received from Yaka:

	Year ended December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Yaka	8,408	8,256	8,343

(ii) Rendering computer software development and maintenance service to TravelSky:

	Year ended December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
TravelSky	15,900	18,800	18,800

The service fees are based on contracted agreements with related parties.

(c) Balances with related parties

Balances with related parties mainly comprised:

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Receivables from related parties *(Note 19)*:			
— TravelSky *(a)*	8,815	9,917	9,801
— CTHC *(b)*	579,559	530,206	11,002
	588,374	540,123	20,803

(a) The balances with related parties primarily arose from the above related party transactions.

(b) The details of the balance are set out in Note 19.

(d) Key management compensations

The key management personnel are the Directors of the Target Company. Their compensations and remunerations are set out in Note 8.

(e) Balances and transactions with other major state-owned enterprises

i) The balances with other major state-owned enterprises comprising mainly state-owned banks and state-owned aviation companies and airports are as follows:

	As at December 31,		
	2005	2006	2007
	RMB'000	*RMB'000*	*RMB'000*
Bank balances	17,248	27,719	331,492
Accounts receivable	8,140	4,750	3,462
Other receivables	384,752	207,588	270,210
Other payables	(372,126)	(277,779)	(85,630)

ii) The transactions carried out with other major stated-owned enterprises:

	As at December 31,		
	2005	**2006**	**2007**
	RMB'000	*RMB'000*	*RMB'000*
Services provided to state-owned aviation companies and airports	200,589	208,886	228,152

iii) The Target Company provided a guarantee to SDITIC, a state-owned enterprise in 1993. Please refer to Note 12 for details

The Target Group is a state-owned enterprise. In accordance with the revised IAS 24, "Related Party Disclosures", state-owned enterprises and their subsidiaries, other than entities under the Target Group, directly or indirectly controlled by the PRC government are also defined as related parties of the Target Company and its subsidiaries.

The majority of the business activities of the Target Company and its subsidiaries are conducted with state-owned enterprises. For the purpose of the related party transactions disclosure in accordance with IAS 24, the Target Company and its subsidiaries have established procedures to determine, to the extent possible, the identification of the ownership structure of its customers and suppliers as to whether they are state-owned enterprises. However, many state-owned enterprises have a multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatization programs. Nevertheless, management believes that all material related party balances and transactions have been adequately disclosed.

III. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared for the Target Company or any of the companies now comprising the Target Group in respect of any period subsequent to December 31, 2007. Save as disclosed in this report, no dividend or distribution has been declared, made or paid by the Target Company or any of the companies now comprising the Target Group in respect of any periods subsequent to December 31, 2007.

Yours faithfully,

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong

A. UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES OF THE ENLARGED GROUP

The following is an illustrative and unaudited pro forma statement of assets and liabilities of the Enlarged Group, which have been prepared on the basis of the notes set out below for the purpose of illustrating the effect of the proposed acquisition of the entire equity interest in Accounting Center of China Aviation Limited Company and a piece of land and a building situated on No. 11 Dongxing Li, Chaoyang District, Beijing, the PRC, (the "Property") (collectively, the "Proposed Acquisition") as if it had taken place on December 31, 2007. This unaudited pro forma statement of assets and liabilities has been prepared for illustrative purpose only and because of its hypothetical nature, it may not give a true picture of the financial positions of the Group had the Proposed Acquisition been completed as at December 31, 2007 or any future dates.

Unaudited Pro Forma Statement of Assets and Liabilities of the Enlarged Group

		Pro forma adjustments			
	Statement of assets and liabilities of the Group as at December 31, 2007	Statement of assets and liabilities of the Target Group as at December 31, 2007	Other pro forma adjustments		Unaudited pro forma statement of assets and liabilities of the Enlarged Group
	Note (2)	*Note (3)*		*Note*	
	RMB'000	*RMB'000*	*RMB'000*		*RMB'000*
ASSETS					
Non-current assets					
Property, plant and equipment, net	1,033,148	104,775	114,579	(4)	1,252,502
Intangible assets, net	11,824	4,604	—		16,428
Lease prepayments for land use rights, net	—	19,718	93,746	(4)	113,464
Investments in associated companies	85,996	—	—		85,996
Deferred income tax asset	9,229	2,947	—		12,176
Other long-term assets	8,881	—	—		8,881
Total non-current assets	**1,149,078**				**1,489,447**

	Statement of assets and liabilities of the Group as at December 31, 2007	Pro forma adjustments: Statement of assets and liabilities of the Target Group as at December 31, 2007	Pro forma adjustments: Other pro forma adjustments		Unaudited pro forma statement of assets and liabilities of the Enlarged Group
	Note (2)	*Note (3)*		*Note*	
	RMB'000	*RMB'000*	*RMB'000*		*RMB'000*
Current assets					
Inventories	9,241	—	—		9,241
Accounts receivable, net	141,565	10,765	—		152,330
Due from associated companies	6,308	—	—		6,308
Due from related parties, net	389,561	—	—		389,561
Due from holding companies and fellow subsidiaries	—	20,803	(9,800)	(5)	11,003
Prepayments and other current assets	102,399	423,252	—		525,651
Held-to-maturity financial assets	100,000	—	—		100,000
Short-term bank deposits	1,843,949	—	—		1,843,949
Cash and cash equivalents	1,209,152	527,606	—		1,736,758
Total current assets	**3,802,175**				**4,774,801**
Total assets	**4,951,253**				**6,264,248**
LIABILITIES					
Non-current liabilities					
Deferred income tax liabilities	129	—	—		129
Total non-current liabilities	**129**				**129**
Current liabilities					
Accounts payable and accrued liabilities	470,212	349,170	10,855	(6)	830,237
Due to related parties	39,960	—	(9,800)	(5)	30,160
Income tax payable	17,054	65,926	—		82,980
Deferred revenue	5,172	—	—		5,172
Total current liabilities	**532,398**				**948,549**
Total liabilities	**532,527**				**948,678**
Net current assets	**3,269,777**				**3,826,252**
Total assets less current liabilities	**4,418,855**				**5,315,699**

NOTES TO THE UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES

(1) Prior to the Proposed Acquisition, the Target Company was wholly-owned and controlled by China TravelSky Holding Company ("CTHC") under the supervision and regulation of Stated-owned Assets Supervision and Administration Commission of the State Council. The directors of the Company also regard CTHC as its ultimately holding company. As the Target Company and the Company are ultimate controlled by CTHC before and after the Proposed Acquisition, for accounting purposes, the proposed acquisition of the entire equity interests in the Target Company by the Group will be treated as "combination of entities under common control" and has been accounted for on the basis of uniting of interest method which is in consistent with the Group's accounting policy. The consideration for the Proposed Acquisition will be satisfied by the issue of 174,491,393 new domestic shares of the Company at a price of HK$6.39 (RMB5.73) per share, totalling approximately RMB1 billion.

(2) The statement of assets and liabilities of the Group is prepared based on the audited consolidated balance sheet of the Group as at December 31, 2007 extracted from the published annual report of the Company.

(3) The adjustment represents the inclusion of the assets and liabilities of the Target Group as at December 31, 2007 extracted from accountant's report as set out in the Appendix II to the Circular.

(4) The adjustment represents acquisition of the Property from CTHC at an aggregate consideration of RMB208,325,000. The consideration is allocated into building element and land element with amount of RMB114,579,000 and RMB93,746,000 respectively, by the directors of the Company with reference to their relative fair values according to the valuation reports issued by Jones Lang LaSalle Sallmanns Limited. The building element is recognised as a property, plant and equipment and the land element is recognised as lease prepayment for land use right.

(5) The adjustment represents elimination of the inter-company balances between the Group and the Target Group as at December 31, 2007.

(6) The adjustment represents accrual of estimated transaction costs of approximately RMB10,855,000. The transaction costs, including lawyer fees, cost of furnishing information to shareholders, other professional fees, and related tax charges, are directly attributable to the Proposed Acquisition.

(7) Other than those adjustments mentioned above, no other adjustment has been made to reflect any trading position or other transactions of the Group and the Target Group entered into subsequent to December 31, 2007.

B. REPORT ON UNAUDITED PRO FORMA STATEMENT OF ASSETS AND LIABILITIES OF THE ENLARGED GROUP

The following is the text of a report received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this circular.

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22/F, Prince's Building
Central, Hong Kong

REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF TRAVELSKY TECHNOLOGY LIMITED

We report on the unaudited pro forma financial information set out on pages 205 to 207 under the heading of "Unaudited Pro Forma Financial Information" (the "Unaudited Pro Forma Financial Information") in Appendix III to the circular dated June 16, 2008 (the "Circular") of TravelSky Technology Limited (the "Company"), in connection with the proposed acquisition of Accounting Centre of China Aviation Limited Company (中國航空結算有限責任公司) and its subsidiaries and a piece of land and a building situated on No.11 Dongxing Li, Chaoyang District, Beijing, the PRC (the "Proposed Acquisition") by the Company. The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Proposed Acquisition might have affected the relevant financial information of the Company and its subsidiaries (hereinafter collectively referred to as the "Group"). The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages 205 to 207 of the Circular.

Respective Responsibilities of Directors of the Company and the Reporting Accountant

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with rule 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by rule 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the statement of assets and liabilities as at December 31, 2007 of the Group with the audited consolidated balance sheet of the Group as at December 31, 2007, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at December 31, 2007 or any future dates.

Opinion

In our opinion:

(a) the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

(b) such basis is consistent with the accounting policies of the Group; and

(c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to rule 4.29(1) of the Listing Rules.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, June 16, 2008

The following is the text of a letter, summary of values and valuation certificates, prepared for the purpose of incorporation in this circular received from Jones Lang LaSalle Sallmanns Limited, an independent valuer, in connection with its valuation as at 31 March 2008 of the property interests in respect of the Acquisition.

JONES LANG LASALLE® SALLMANNS

Jones Lang LaSalle Sallmanns Limited
22nd Floor Siu On Centre
188 Lockhart Road Wanchai Hong Kong
tel +852 2169 6000 fax +852 2169 6001

16 June 2008

The Board of Directors
TravelSky Technology Limited
18-20/F., South Wing, Park C
Raycom InfoTech Park
No. 2, Ke Xue Yuan South Road
Haidian District
Beijing
The People's Republic of China

Dear Sirs,

In accordance with your instructions to value the properties held by China TravelSky Holding Company ("**CTHC**") and Accounting Centre of China Aviation Limited Company ("**ACCA**"), a wholly-owned subsidiary of CTHC, in the People's Republic of China (the "**PRC**"), we confirm that we have carried out inspections, made relevant enquiries and searches and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the capital values of the property interests as at 31 March 2008 (the "**date of valuation**"). Pursuant to the Sale and Purchase Agreement dated 5 May 2008 entered into between CTHC and TravelSky Technology Limited (the "**Company**"), the Company intends to acquire the property held by CTHC and entire registered capital of ACCA.

Our valuation of the property interests represents the market value which we would define as intended to mean "the estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently, and without compulsion".

We have valued the properties by the direct comparison approach assuming sale of the property interests in their existing state with the benefit of immediate vacant possession and by making reference to comparable sale transactions as available in the relevant market.

Our valuation has been made on the assumption that the seller sells the property interest in the market without the benefit of a deferred term contract, leaseback, joint venture, management agreement or any similar arrangement, which could serve to affect the value of the property interest.

No allowance has been made in our report for any charges, mortgages or amounts owing on any of the property interest valued nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, it is assumed that the property is free from encumbrances, restrictions and outgoings of an onerous nature, which could affect its value.

In valuing the property interests, we have complied with all the requirements contained in Chapter 5 and Practice Note 12 to the Rules Governing the Listing of Securities issued by The Stock Exchange of Hong Kong Limited; the RICS Valuation Standards (6th Edition) published by the Royal Institution of Chartered Surveyors; and the HKIS Valuation Standards on Properties (1st Edition 2005) published by the Hong Kong Institute of Surveyors.

We have relied to a very considerable extent on the information given by the Company and have accepted advice given to us on such matters as tenure, planning approvals, statutory notices, easements, and particulars of occupancy, lettings, and all other relevant matters.

We have been shown copies of various title documents including State-owned Land Use Rights Certificates, Building Ownership Certificates and other title documents relating to the property interests in the PRC and have made relevant enquiries. Where possible, we have examined the original documents to verify the existing titles to the property interests and any material encumbrances that might be attached to the property interests or any lease amendments. We have relied considerably on the advice given by the Company's PRC legal advisers — Jingtian & Gongcheng Attorneys at Law, concerning the validity of titles to the property interests.

We have not carried out detailed measurements to verify the correctness of the areas in respect of the properties but have assumed that the areas shown on the documents and official site plans handed to us are correct. All documents and contracts have been used as reference only and all dimensions, measurements and areas are approximations. No on-site measurement has been taken.

We have inspected the exterior and, where possible, the interior of the properties. However, no structural survey has been made, but in the course of our inspection, we did not note any serious defects. We are not, however, able to report whether the properties are free of rot, infestation or any other structural defects. No tests were carried out on any of the services.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Company. We have also sought confirmation from the Company that no material factors have been omitted from the information supplied. We consider that we have been provided with sufficient information to reach an informed view, and we have no reason to suspect that any material information has been withheld.

Unless otherwise stated, all monetary figures stated in this report are in Renminbi (RMB).

Our valuation is summarized below and the valuation certificates are attached.

Yours faithfully,
for and on behalf of
Jones Lang LaSalle Sallmanns Limited
Paul L. Brown
B.Sc. FRICS FHKIS
Director

Note: Paul L. Brown is a Chartered Surveyor who has 25 years' experience in the valuation of properties in the PRC and 28 years of property valuation experience in Hong Kong, the United Kingdom and the Asia-Pacific region.

SUMMARY OF VALUES

Group I — Property interest held by CTHC in the PRC

No.	Property	Capital value in existing state as at 31 March 2008 *RMB*
1.	A parcel of land and 8 buildings located at No. 11, Dongxing Li Chaoyang District Beijing The PRC	208,325,000

Group II — Property interest held and occupied by ACCA in the PRC

2.	A parcel of land and a 15-storey office building located at Xibahe Beili Chaoyang District Beijing The PRC	223,988,000
	Total:	**432,313,000**

VALUATION CERTIFICATE

Group I — Property interest held by CTHC in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 March 2008 *RMB*
1.	A parcel of land and 8 buildings located at No. 11, Dongxing Li Chaoyang District Beijing The PRC	The property comprises a parcel of land with a site area of approximately 5,332.54 sq.m. and 8 buildings erected thereon which were completed in 2001. The buildings have a total gross floor area of approximately 12,003.74 sq.m. The buildings mainly include 2 office buildings, a transformer kiosk, a communication room, a guard house and 3 warehouses. The land use rights of the property have been granted for a term of 50 years expiring on 29 June 2049 for office use.	The property is currently leased to the Company for office and ancillary production purposes.	208,325,000

Notes:

1. Pursuant to a State-owned Land Use Rights Certificate — Jing Chao Guo Yong (1999 Chu) Zi Di No. 00032, the land use rights of a parcel of land with a site area of approximately 5,332.54 sq.m. have been granted to Civil Aviation Computer Information Center, the former name of CTHC, for a term of 50 years expiring on 29 June 2049 for office use.

2. Pursuant to a Building Ownership Certificate — Fang Quan Zheng Chao Guo 07 Zi Di No. 00123, 8 buildings with a total gross floor area of approximately 12,003.74 sq.m. are held by CTHC.

3. Pursuant to a Tenancy Agreement entered into between CTHC and the Company, the buildings with a total gross floor area of approximately 12,003.74 sq.m. are leased to the Company for a term of 3 years expiring on 31 December 2009 at a total annual rental of RMB16,649,145.77.

4. We have been provided with a legal opinion regarding the property interests by Jingtian & Gongcheng Attorneys at Law, which contains, inter alia, the following:

   (a) CTHC has legally obtained the land use rights of the property and has the legal rights to transfer, mortgage and lease the land use rights of the property;

   (b) CTHC is entitled to transfer, mortgage and lease the buildings without any additional payment save for taxation; and

   (c) The property is not subject to any mortgage and other encumbrances.

VALUATION CERTIFICATE

Group II — Property interest held and occupied by ACCA in the PRC

No.	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 31 March 2008 *RMB*
2.	A parcel of land and a 15-storey office building located at Xibahe Beili Chaoyang District Beijing The PRC	The property comprises a parcel of land with a site area of approximately 4,212.56 sq.m. on which is constructed a 15-storey office building with a one level underground carport which completed in 1996. The building has a gross floor area of approximately 15,509.5 sq.m. The land use right of the property has been granted for a term of 50 years expiring on 22 November 2056 for office use.	The property is currently occupied by CTHC and its subsidiary for office purpose except for portions of the property which are leased to 2 independent third parties. *(see note 3)*	223,988,000

Notes:

1. Pursuant to a State-owned Land Use Rights Certificate — Jing Chao Guo Yong (2007 Chu) No. 0031, the land use rights of a parcel of land with a site area of approximately 4,212.56 sq.m. have been granted to Accounting Centre of China Aviation ("ACCA"), a wholly-owned subsidiary of CTHC, for a term of 50 years expiring on 22 November 2056 for office use.

2. Pursuant to a Building Ownership Certificate — X Jing Fang Quan Zheng Chao Qi Zi Di No. 559946, a building with a gross floor area of approximately 15,509.5 sq.m. is held by ACCA.

3. Pursuant to 2 Tenancy Agreements entered into between ACCA and 2 independent third parties, Level 12 and Level 13 of the property with a total gross floor area of approximately 1,948.86 sq.m. are both leased for the same term of 3 years commencing from 1 June 2005 and expiring on 31 May 2008 at a total annual rental of RMB2,781,095.20.

4. We have been provided with a legal opinion regarding the property interests by Jingtian & Gongcheng Attorneys at Law, which contains, inter alia, the following:

   (a) ACCA has legally obtained the land use rights of the property and has the legal rights to transfer, mortgage and lease the property;

   (b) ACCA is entitled to transfer, mortgage and lease the buildings without any additional payment save for taxation; and

   (c) The property is not subject to any mortgage and other encumbrances.

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm that, having made all reasonable enquiries, to the best of their knowledge and belief:

(a) the information contained in this circular is accurate and complete in all material respects and not misleading;

(b) there are no other matters the omission of which would make any statement in this circular misleading; and

(c) all opinions expressed in this circular have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

2. INTERESTS AND SHORT POSITIONS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE IN THE SHARE CAPITAL OF THE COMPANY

As at the Latest Practicable Date, the interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) held by the Directors, supervisor or chief executive of the Company which is required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or any interests required to be entered in the register maintained in accordance with Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules are as follow:

Name of Director	Number and class of shares *(Note 1)*	Capacity of Holder	Percentage to the corresponding share capital	Percentage to the total share capital *(Note 2)*
Chua Keng Kim	417,000 H shares of RMB1 each (L)	Interest of spouse	0.07%	0.02%

Notes:

(1) (L) — Long position

(2) The percentage to the total share capital is calculated based on the total number of 1,776,315,000 shares in issue of the Company as at 30 June 2007.

Save as disclosed above, as at the Latest Practicable Date, the Directors, supervisor or chief executive of the Company had any interest or short position in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Ordinance) which is required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or any interests required to be entered in the register maintained in accordance with Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules.

3. SUBSTANTIAL SHAREHOLDERS

(a) As at the Latest Practicable Date, as far as it was known to any Directors, supervisors or chief executive of the Company, the following entities (other than the Directors, supervisors or chief executive of the Company disclosed under the paragraph headed "Interests and short positions of Directors, supervisors and chief executive in the share capital of the Company" above) had an interest or short position in the respective class of Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of the respective class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name of Shareholder	Class and no. of securities *(Note 1)*	Capacity	Approximate percentage of respective class of share capital	Approximate percentage of total share capital *(Note 2)*
Platinum Investment Management Limited	24,686,152 H shares of RMB1 each (L)	Investment Manager	3.97%	1.39%
	56,608,700 H shares of RMB1 each (L)	Trustee (other than a bare trustee)	9.11%	3.19%
Oppenheimer International Small Company Fund	42,467,220 H shares of RMB1 each (L)	Investment Manager	9.65% *(Note 3 and 4)*	2.39%
Matthews International Capital Management, LLC	28,239,000 H shares of RMB1 each (L)	Investment Manager	9.08% *(Note 3 and 5)*	1.59%

J.P. Morgan Fleming Asset Management (Asia) Inc.	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14% *(Note 3 and 6)*	1.25%
J.P. Morgan Fleming Asset Management Holdings Inc.	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14% *(Note 3 and 6)*	1.25%
JF Asset Management Limited	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14% *(Note 3 and 6)*	1.25%
Plantinum International Fund	44,309,100 H shares of RMB1 each (L)	Beneficial owner	7.13%	2.49%
Prudential PLC	31,810,000 H shares of RMB1 each (L)	Interest of controlled corporation	5.12%	1.79%
China TravelSky Holding Company	396,993,000 Domestic shares of RMB1 each (L)	Beneficial owner	34.38%	22.35%
China Southern Air Holding Company	232,921,000 Domestic shares of RMB1 each (L)	Beneficial owner	20.17%	13.11%
	43,849,000 Domestic shares of RMB1 each (L) *(Note 7)*	Interest of controlled corporation	3.80%	2.47%

Eastern Holding	218,829,000 Domestic shares of RMB1 each (L)	Beneficial owner	18.95%	12.32%
	5,317,000 Domestic shares of RMB1 each (L) *(Note 8)*	Interest of controlled corporation	0.46%	0.30%
	2,600,000 Domestic shares of RMB1 each (L) *(Note 9)*	Interest of controlled corporation	0.23%	0.15%
China National Aviation Holding Company	178,867,000 Domestic shares of RMB1 each (L)	Beneficial owner	15.49%	10.07%
	8,697,000 Domestic shares of RMB1 each (L) *(Note 10)*	Interest of controlled corporation	0.75%	0.49%

Notes:

(1) (L) — Long position.

(2) Percentage of total share capital is based on 1,776,315,000 shares of the total issued share capital of the Company as at the Latest Practicable Date.

(3) The Directors are unable to confirm the shareholding of the relevant substantial shareholders because those substantial shareholders have not filed any corporate substantial shareholder notice after the Bonus Issue. Theoretically, the number of Shares held by those substantial shareholders should increase after the Bonus Issue (with the shareholding percentage remains unchanged). However, the Directors cannot exclude the possibility that those substantial shareholders have disposed of any Shares after the Bonus Issue, so that the number of Shares held by those substantial shareholders before and after the Bonus Issue and as at the Latest Practicable Date remain the same. The Directors are also unable to ascertain the shareholding of those substantial shareholders from the register of holders of H Shares of the Company as the information contained therein may not reflect the actual beneficial shareholding of the shareholders (i.e. the registered shareholders may be bare trustee or holding some Shares on behalf of the others and this kind of interest is not required to be disclosed under the SFO).

(4) Such percentage is shown in the corporate substantial shareholder notice of Oppenheimer International Small Company Funds, filed on December 6, 2007. However, the number of H shares held by Oppenheimer International Small Company Funds, stated in such notice was 42,467,220, which, if correct, represents 13.66% of total H shares of the Company based on the total 310,854,000 issued H shares of the Company. As to the knowledge, the information collected and belief of the Directors, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. Please also refer to note (3) above.

(5) Such percentage is shown in the corporate substantial shareholder notice of Matthews International Capital Management declared and filed on 5 August 2005 at the latest. As to the knowledge, the information collected and belief of the Directors, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. Please also refer to note (3) above.

(6) Such percentage is shown in the corporate substantial shareholder notice of this shareholder declared and filed on 1 April 2003 at the latest. As to the knowledge, the information collected and belief of the Directors, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. Please also refer to note (3) above.

(7) These shares are held by Xiamen Airlines Company Limited. China Southern Air Holding Company was deemed to be interested in the shares held by Xiamen Airlines Company Limited by virtue of the Ordinance.

(8) These shares are held by Eastern Airlines, a subsidiary of Eastern Holding. Eastern Holding is deemed to be interested in the shares held by Eastern Airlines by virtue of the SFO.

(9) These shares are held by China Eastern Airlines Wuhan Limited, a subsidiary of Eastern Holding. Eastern Holding is deemed to be interested in the shares held by China Eastern Airlines Wuhan Limited by virtue of the SFO.

(10) These shares are held by Shandong Airlines Company Limited. China National Aviation Holding Company was deemed to be interested in the shares held by Shandong Airlines Company Limited by virtue of the Ordinance.

Save as disclosed herein, there was no person or other entity known to the Directors, supervisors or chief executive of the Company, who, as at the Latest Practicable Date, had an interest or short position in the respective class of Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of the respective class of shares capital carrying rights to vote in all circumstances at general meetings of the Company.

(b) So far as is known to the Directors, supervisors or chief executive of the Company, as at the Latest Practicable Date, the following entities (other than the Directors, supervisors or chief executive of the Company disclosed under the paragraph headed "Interests and short positions of Directors, supervisors and chief executive in the share capital of the Company" above) were directly or indirectly interested in 10% or more of the nominal value of the registered capital carrying the rights to vote in all circumstances at the general meetings of the subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Registered Capital held by the shareholder	Approximate percentage of interest
Hainan Civil Aviation Cares Co., Ltd. (海南民航凱亞有限公司)	China Southern Air Holding Company (中國南方航空集團公司)	RMB1,505,000	22.74%
Cares Hubei Co., Ltd (湖北民航凱亞有限公司)	Wuhan Tinhe Airport Limited (武漢天河機場有限責任公司)	RMB625,000	12.50%
Cares Hubei Co., Ltd (湖北民航凱亞有限公司)	Committee of labour union of Wubei Branch of China Southern Airlines Company Limited (中國南方航空股份有限公司湖北分公司工會委員會)	RMB625,000	12.50%
Cares Hubei Co., Ltd (湖北民航凱亞有限公司)	China Eastern Air Wuhan Limited (中國東方航空武漢有限責任公司)	RMB625,000	12.50%

Cares Hubei Co., Ltd (湖北民航凱亞有限公司)	Cares Shenzhen Co., Ltd. (深圳民航凱亞有限公司)	RMB625,000	12.50%
Cares Chongqing Information Co., Ltd. (重慶民航凱亞信息技術有限公司)	Air China Limited (中國國際航空股份有限公司)	RMB2,401,000	24.50%
Cares Chongqing Information Co., Ltd. (重慶民航凱亞信息技術有限公司)	Chongqing Airport (Group) Limited (重慶機場(集團)有限公司)	RMB2,401,000	24.50%
Aviation Cares of Yunnan Information Co., Ltd. (雲南民航凱亞信息有限公司)	China Eastern Airlines — Yunnan Company (中國東方航空雲南公司)	RMB980,000	49.00%
InfoSky Technology Company Limited	Société Internationale de Télécommunications Aeronautiques Greater China Holdings Limited	US$1,225,000	49.00%
Civil Aviation Cares of Xiamen Ltd. (廈門民航凱亞有限公司)	Xiamen Airlines Company Limited (廈門航空有限公司)	RMB1,140,000	28.50%
Civil Aviation Cares of Xiamen Ltd. (廈門民航凱亞有限公司)	Xiamen International Aviation Company Limited (廈門國際航空港股份有限公司)	RMB820,000	20.50%
Civil Aviation Cares of Qingdao Limited (青島民航凱亞有限公司)	Qingdao International Airport Company Limited (青島國際機場集團有限公司)	RMB720,000	36%
Civil Aviation Cares of Qingdao Limited (青島民航凱亞有限公司)	Shanghai Civil Aviation East China Cares System Integration Co., Ltd (上海民航華東凱亞系統集成有限公司)	RMB260,000	13%

Civil Aviation Cares of Xi'an Ltd. (西安民航凱亞科技有限公司)	Shaanxi Airport Management Group Company (陝西省機場管理集團公司)	RMB850,000	17%
Civil Aviation Cares of Xi'an Ltd. (西安民航凱亞科技有限公司)	China Eastern Airlines Northwest Company (中國東方航空西北公司)	RMB1,600,000	32%
Civil Aviation Cares Technology of Xinjiang Ltd. (新疆民航凱亞信息網絡有限責任公司)	China Southern Air Holding Company (中國南方航空集團公司)	RMB735,000	24.50%
Civil Aviation Cares Technology of Xinjiang Ltd. (新疆民航凱亞信息網絡有限責任公司)	Xinjiang Airport Group Company Limited (新疆機場集團有限責任公司)	RMB735,000	24.50%

Save as disclosed above, as at the Latest Practicable Date and so far as is known to the Directors, supervisors or chief executive of the Company, there was no other entity (other than the Directors, supervisors or chief executive of the Company disclosed under the paragraph headed "Interests and short positions of Directors, supervisors and chief executive in the share capital of the Company" above) who was directly or indirectly, interested in 10% or more of the nominal value of the registered capital carrying rights to vote in all circumstances at the general meetings of any subsidiary of the Company.

4. LITIGATION

As at the Latest Practicable Date, neither the Company nor any member of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened by or against the Company or any member of the Group.

5. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered or was proposing to enter into a service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

6. MATERIAL CONTRACTS

Except for the Sale and Purchase Agreement, there were no material contracts (not being contracts in the ordinary course of business) entered into by the Group during the period of two years prior to the Latest Practicable Date:

7. COMPETING INTERESTS

None of the Directors and their respective associates (as defined in Listing Rules) has an interest in a business, which competes or may compete with the businesses of the Company and any other conflicts of interest which any such person has or may have with the Company.

8. DIRECTORS INTERESTS IN ASSETS

Save as disclosed, as at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which had been acquired or disposed of by or leased to any member of the Group or proposed to be so acquired, disposed of or leased since 31 December 2007, being the date to which the latest published audited accounts of the Company were made up.

9. DIRECTORS INTERESTS IN CONTRACTS

Save as the Sale and Purchase Agreement as disclosed herein, there is no other contract or arrangement subsisting at the Latest Practicable Date in which any of the Directors is materially interested in and which is significant in relation to the business of the Group.

10. QUALIFICATIONS OF EXPERTS AND CONSENTS

The following is the qualification of the expert or professional adviser who has given opinion or advice contained in this circular:

Name	Qualifications
China Merchants	Licensed corporation to carry out type 1 (dealings in securities), type 2 (dealings in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO
PricewaterhouseCoopers	Certified Public Accountants
Jones Lang LaSalle Sallmanns Ltd.	Professional valuers

China Merchants, PricewaterhouseCoopers and Jones Lang LaSalle Sallmanns Ltd. have given and have not withdrawn their respective written consents to the issue of this circular with the inclusion herein of their respective letters and reports (as the case may be) and references to their respective names, in the form and context in which they respectively appear.

11. INTERESTS OF EXPERTS

As at the Latest Practicable Date, each of China Merchants, PricewaterhouseCoopers and Jones Lang LaSalle Sallmanns Ltd.:

(a) did not have any shareholding in any member of the Group or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group; and

(b) was not interested, directly or indirectly, in any assets which have been acquired or disposed of by or leased to the Company since December 31, 2007, being the date to which the latest published audited accounts of the Company were made up.

12. GENERAL

The English text of this circular shall prevail over the Chinese text in case of inconsistency, but in relation to the amendments to the Articles, Chinese text shall prevail in case of inconsistency.

13. PROCEDURE FOR DEMANDING POLL

Pursuant to Article 73 of the Articles, a resolution put to the vote at a meeting shall be decided on a show of hands unless (before or after the voting on show of hands) a poll is demanded:

(i) by the chairman of such meeting;

(ii) by at least two Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by shareholder(s) of the Company present in person or by proxy(ies) and holding 10% or more shares conferring a right to vote at the meeting on his/her own or in aggregate.

14. MISCELLANEOUS

(a) The registered office of the Company is located at 18-20th Floors, South Wing, Park C, Raycom InfoTech Park, No. 2, Ke Xue Yuan South Road, Haidian District, Beijing 100190, PRC and the place of business of the Company in Hong Kong is located at Rooms 3005-3007, 30th Floor, Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong.

(b) The branch share registrar and transfer office of the Company in Hong Kong is Hong Kong Registrars Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(c) The company secretary is Mr. Ding Weiping. As at the Latest Practicable Date, the Company has not yet appointed a qualified accountant. The Company has not identified a suitable candidate and the Company will issue a separate announcement upon appointment of the qualified accountant.

15. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the offices of Mallesons Stephen Jaques located on 37th Floor, Two International Financial Centre, Central, Hong Kong up to and including 30 June 2008:

(a) the memorandum of association and articles of the Company;

(b) the annual reports of the Company for the two financial years ended 31 December 2006 and 31 December 2007 respectively;

(c) the material contracts referred to in the section headed "Material Contracts" in this appendix and the contracts referred to in this circular including:

(1) Sale and Purchase Agreement dated 5 May 2008;

(2) Property Management Agreement dated 3 February 2008 between ACCA and Ya Ka;

(3) Revenue Accounting Systems and Settlement Agreement between ACCA and Southern Airlines dated 15 November 2007;

(4) Oracle Financial Products Support Services Agreement between ACCA and Southern Airlines dated 1 June 2007;

(5) Revenue Accounting Systems and Settlement Agreement between ACCA and Eastern Airlines dated 22 February 2008;

(6) Revenue Accounting Systems and Settlement Agreement between ACCA and Air China dated 28 February 2008;

(7) Revenue Accounting and Settlement Agreement between ACCA and Macau Airlines dated 31 December 2006;

(8) Oracle Financial Products Support Services Agreement between ACCA and Macau Airlines dated 15 May 2007;

(9) Interline Data Exchange Agreement between ACCA and Xiamen Airlines dated 26 September 2006;

(10) Revenue Accounting and Settlement Agreement between ACCA and Xiamen Airlines dated 21 December 2007;

(11) Interline Data Exchange Agreement between ACCA and Hainan Airlines dated 18 September 2006;

(12) Revenue Accounting and Settlement Agreement between ACCA and Hainan Airlines dated 4 December 2006;

(13) Revenue Accounting Systems and Settlement Agreement between ACCA and Shenzhen Airlines dated 29 January 2008;

(14) Interline Data Exchange Agreement between ACCA and Shanghai Airlines dated 22 March 2007;

(15) Revenue Accounting and Settlement Agreement between ACCA and Shanghai Airlines dated 19 December 2007;

(16) Revenue Accounting Systems and Settlement Agreement between ACCA and Shandong Airlines dated 1 December 2007;

(17) Revenue Accounting Systems and Settlement Agreement between ACCA and Sichuan Airlines dated 1 December 2007;

(18) Domestic Mail Revenue Accounting and Settlement Agreement dated 30 July 1997; and

(19) IATA Agreement dated 27 March 2008;

(d) the written consents referred to under the section headed "Qualifications of Experts and Consents" in this appendix;

(e) an accountant's report of ACCA Group, the text of which is set out in Appendix II to this circular;

(f) the report on unaudited pro forma financial information of the Enlarged Group, the text of which is set out in Appendix III to this circular;

(g) a copy of the valuation report of the Property the text of which is set out in Appendix IV to this circular;

(h) a copy of this circular;

(i) the letter of recommendation from the Independent Board Committee, the text of which is set out on pages 31 to 32 of this circular; and

(j) the letter from China Merchants, the text of which is set out on pages 33 to 72 of this circular.

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the "EGM") of TravelSky Technology Limited (the "Company") will be held at the conference room of the Company at Floor 19, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China on 31 July 2008 at 10:00 a.m. to consider and, if thought fit, to pass, with or without modifications, the following resolutions as ordinary or special resolutions of the Company:

SPECIAL RESOLUTIONS

1. "**THAT** subject to the passing of resolution number 3 below:

   (a) the sale and purchase agreement dated 5 May 2008 (the "Sale and Purchase Agreement") entered into between China TravelSky Holding Company ("CTHC") and the Company, a copy of which has been initialled by the chairman of this meeting for the purpose of identification marked "A", pursuant to which CTHC agreed to sell and the Company agreed to purchase (i) the entire registered capital of ACCA for a consideration of RMB788 million (equivalent to approximately HK$878.62 million); and (ii) a state-owned land use right with a site area of 5,332.54 sq.m. and 8 buildings erected thereon with a total gross floor area of 12,003.74 sq.m. located in No. 11 Dongxing Li, Chaoyang District, Beijing, the People's Republic of China, for a consideration of RMB212 million (equivalent to approximately HK$236.38 million), amounting to an aggregate consideration of RMB1 billion (equivalent to approximately HK$1.115 billion) (the "Acquisition"), and all transactions contemplated thereunder be and are hereby generally and unconditionally approved; and

   (b) the directors of the Company ("Directors") be and are hereby authorised to do all such acts and things, to sign and execute all such further documents and to take such steps as the Directors may in their absolute discretion consider necessary, appropriate, desirable or expedient to give effect to or in connection with the Sale and Purchase Agreement and all other matters incidental thereto."

2. "**THAT** subject to the passing of resolution number 1 above, the Directors be and are hereby generally and specifically authorised to allot and issue an aggregate of up to 174,491,393 new domestic shares of book value of RMB1.00 each in the share capital of the Company at a price of HK$6.39 each to CTHC or its nominee (the "Special Mandate") as full settlement of the consideration for the Acquisition upon and subject to the terms and conditions of the Sale and Purchase Agreement being fulfilled. The Special Mandate is in addition to, and shall not prejudice nor revoke any existing general mandate granted to the Directors by the shareholders of the Company or such other general or special mandates which may from time to time be granted to the Directors prior to the passing of this resolution."

3. "**THAT** subject to the passing of resolution number 1 above, the Articles of Association of the Company be altered in the following manner:

    (a) in Article 20, by adding the following new sub-article 3:

    "Following the allotment and issuance of 174,491,393 domestic shares as approved by the shareholders of the Company at the EGM convened on 31 July 2008, the Company has a total issued share capital of 1,950,806,393 shares, of which 1,329,098,393 were domestic shares, representing 68.13% of the issued share capital of the Company."

    (b) in Article 21, by adding the following new sub-article 4:

    "Following the allotment and issuance of 174,491,393 domestic shares as approved by the shareholders of the Company at the EGM convened on 31 July 2008, the Company has a total issued share capital of 1,950,806,393 shares, of which 621,708,000 shares were issued to holders of H shares of the Company, representing 31.87% of the issued share capital of the Company."

    (c) in Article 24, by deleting the words "RMB1,776,315,000" and substituting therefor the words "RMB1,950,806,393".

    (The above is the English Translation of the Chinese version of the above proposed amendments to the Articles of Association. Should there be any in consistencies between the English version and the Chinese version, the Chinese version shall prevail. The amended Articles of Association will be effective upon registration with the State Administration for Industry and Commerce, the PRC.)"

ORDINARY RESOLUTIONS

4. "**THAT** subject to the passing of resolution number 1 above:

    (a) the revenue accounting system and settlement agreement dated 22 February 2008 entered into between Accounting Centre of China Aviation Limited Company ("ACCA") as the service provider and China Eastern Airlines Corporation Limited as the recipient of the service ("Eastern Airlines Agreement") in respect of the provision of revenue accounting systems development and support services and passenger and cargo revenue accounting and settlement services, and all transactions contemplated thereunder; and

    (b) the Annual Caps (as defined in the circular of the Company dated 16 June 2008 ("Circular")) for the transactions under the Eastern Airlines Agreement for the three years ending 31 December 2010 as shown in the Circular,

    be and are hereby approved and that the Directors be and are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Eastern Airlines Agreement and the transactions contemplated thereby."

5. "**THAT** subject to the passing of resolution number 1 above:

   (a) the revenue accounting system and settlement agreement dated 28 February 2008 entered into between ACCA as the service provider and Air China Limited as the recipient of the service ("Air China Agreement") in respect of the provision of revenue accounting systems development and support services and passenger and cargo revenue accounting and settlement services, and all transactions contemplated thereunder; and

   (b) the Annual Caps for the transactions under the Air China Agreement for the three years ending 31 December 2010 as shown in the Circular,

   be and are hereby approved and that the Directors be and are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Air China Agreement and the transactions contemplated thereby."

6. "**THAT** subject to the passing of resolution number 1 above;

   (a) the agreement dated 27 March 2008 entered into between ACCA as the service provider and The International Air Transport Association, as authorised by, among others, Southern Airlines, Eastern Airlines, Air China, Macau Airlines, Xiamen Airlines, Hainan Airlines, Shenzhen Airlines, Shanghai Airlines, Shandong Airlines, and Sichuan Airlines (all as defined in the Circular) ("IATA Agreement") in respect of the provision of sales data processing and settlement service, and all transactions contemplated thereunder; and

   (b) the Annual Caps for the transactions under the IATA Agreement for the three years ending 31 December 2010 as shown in the Circular,

   be and are hereby approved and that the Directors be and are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the IATA Agreement and the transactions contemplated thereby."

Yours faithfully,
For and on behalf of the Board of
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC
16 June 2008

Registered office:
18th-20th Floor,
South Wing, Park C
Raymon InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
the People's Republic of China

Notes:

1. The register of members of the Company will be closed from 1 July 2008 to 31 July 2008 (both days inclusive), during which no share transfers will be effected. Holders of the Company's H shares and domestic shares whose names appear on the register of members of the Company at the close of business on 30 June 2008 are entitled to attend the EGM. Transfer documents of the Company's H shares must be lodged with the Company's branch share registrar in Hong Kong at or before 4:00 p.m. on 30 June 2008 to entitle the transferee to attend the EGM.

2. A member entitled to attend and vote at the EGM is entitled to appoint one or more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company.

3. To be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not less than 24 hours before the time for scheduled for holding the EGM or adjournment thereof.

4. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the EGM or any adjournment thereof. If such member attends the EGM, his form of proxy will be deemed to have been revoked.

5. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip for attending the EGM to the registered address of the Company on or before 11 July 2008 personally or by mail or fax.

As at the date of this notice, the Board comprises:

Executive Directors	:	Mr. Xu Qiang (Chairman), Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors	:	Mr. Wang Quanhua, Mr. Luo Chaogeng, Mr. Gong Guokui, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian;
Independent non-executive Directors	:	Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim.

附註：

1. 本公司將於二零零八年七月一日至二零零八年七月三十一日(包括首尾兩天)暫停辦理過戶登記。於二零零八年六月三十日營業時間結束時已經登記在股東名冊上的本公司H股及內資股持有人均有權出席臨時股東大會。本公司H股過戶文件須於二零零八年六月三十日下午四時正或之前送交本公司H股股份過戶登記處，受讓人方有權出席臨時股東大會。

2. 凡有權出席臨時股東大會並於會上投票的股東均可委任一位或以上代理人(不論該人士是否股東)代其出席臨時股東大會並代其投票。

3. 務請 閣下儘早將代表委任表格按其上列印的指示填妥及簽署，並連同經簽署及公證的授權書或其他授權文件，交回本公司的香港股份過戶登記處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，且最遲須於臨時股東大會或其續會的指定舉行時間24小時前交回，方為有效。

4. 填妥並交回代表委任表格後，股東仍可親身出席臨時股東大會或其任何續會，並於會上投票。在此情況下，其代表委任表格將視為自行撤銷。

5. 擬親自或由代理人代表出席臨時股東大會的股東，須於二零零八年七月十一日或之前將出席臨時股東大會的回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

於本通告日期，董事會包括：

執行董事	：	徐強先生(董事長)、朱曉星先生、丁衛平先生及宋金箱先生；
非執行董事	：	王全華先生、羅朝庚先生、宮國魁先生、榮剛先生、孫湧濤先生、劉德俊先生、夏毅先生及宋箭先生；
獨立非執行董事	：	易永發先生、袁耀輝先生及蔡敬金先生。

5. 「**動議** 待通過以上第1項決議案，謹此批准：

(a) 中國航空結算公司(作為服務提供商)與中國國際航空股份有限公司(作為服務接受者)就提供收入管理系統開發及支持服務以及客運及貨運收入管理及清算服務訂立日期為二零零八年二月二十八日的收入管理系統及清算協議(「國航協議」)及其項下擬進行的所有交易；及

(b) 載列於本通函內國航協議項下之交易截至二零一零年十二月三十一日止三個年度之年度上限，

並授權董事就有關國航協議及其項下擬進行之交易進行任何彼等認為必須、適宜或恰當的行動。」

6. 「**動議** 待通過以上第1項決議案，謹此批准：

(a) 中國航空結算公司(作為服務提供商)與國際航空運輸協會(其中包括獲南方航空、東方航空、國航、澳門航空、廈門航空、海南航空、深圳航空、上海航空、山東航空及四川航空(定義見通函)授權)就提供銷售數據處理及結算服務訂立日期為二零零八年三月二十七日的協議(「IATA協議」)及其項下擬進行的所有交易；及

(b) 載列於本通函內IATA協議項下之交易截至二零一零年十二月三十一日止三個年度之年度上限，

並授權董事就有關IATA協議及其項下擬進行之交易進行任何彼等認為必須、適宜或恰當的行動。」

此致

承董事會命
中國民航信息網絡股份有限公司
徐強
董事長
謹啓

中國北京
二零零八年六月十六日

註冊辦事處：
中華人民共和國北京海淀區科學院南路2號
融科資訊中心C座南樓18-20層
郵編：100190

3. 「**動議** 待通過上述第1項決議案，本公司的公司章程可以以下方式更改：

(a) 第二十條末尾處增加以下第三個分條款：

「經本公司股東於二零零八年七月三十一日舉行的臨時股東大會會議上批准本公司向股東一發行174,491,393股內資股股份後，本公司已發行總股份為1,950,806,393股，其中內資股股份總數為1,329,098,393股，佔已發行總股份的68.13%。」

(b) 第二十一條末尾處增加以下第四個分條款：

「經本公司股東於二零零八年七月三十一日舉行的臨時股東大會會議上批准本公司向股東一發行174,491,393股內資股股份後，本公司已發行總股份為1,950,806,393股，其中621,708,000股乃發行於本公司的H股股東，佔本公司已發行股份的31.87%。」

(c) 將第二十四條本公司註冊資本的數字「人民幣177,631.5萬元」修改為「人民幣1,950,806,393元」。

(公司章程建議修訂的中、英文如有歧義，概以中文本為準。) 以上章程修訂內容在中國國家工商行政管理總局登記備案後生效。」

普通決議案

4. 「**動議** 待通過以上第1項決議案，謹此批准：

(a) 中國航空結算有限責任公司(「中國航空結算公司」) (作為服務提供商) 與中國東方航空股份有限公司 (作為服務接受者) 就提供收入管理系統開發及支持服務以及客運及貨運收入管理及清算服務訂立日期為二零零八年二月二十二日的收入管理系統及清算協議 (「東方航空協議」) 及其項下擬進行的所有交易；及

(b) 載列於本通函內東方航空協議項下之交易截至二零一零年十二月三十一日止三個年度之年度上限 (定義見本公司日期為二零零八年六月十六日之通函 (「通函」))，

並授權董事就有關東方航空協議及其項下擬進行之交易進行任何彼等認為必須、適宜或恰當的行動。」

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

臨時股東大會通告

謹此通告中國民航信息網絡股份有限公司(「本公司」)擬於二零零八年七月三十一日上午十時正於中華人民共和國北京海淀區科學院南路2號融科資訊中心C座南樓19層本公司會議室召開臨時股東大會(「臨時股東大會」)，以審議及酌情通過本公司如下普通或特別決議案(不論有否修訂)：

特別決議案

1. 「**動議** 待通過以下第3項決議案：

 (a) 中國民航信息集團公司(「集團公司」)及本公司訂立的日期為二零零八年五月五日的買賣協議(「買賣協議」)的副本已由本次會議主席草簽，註有「A」字，以資識別。根據本協議，集團公司同意出售及本公司同意購買；(i)中國航空結算公司全部註冊資本，代價為人民幣7.88億元(約等於8.7862億港元)；及(ii)位於中國北京朝陽區東興里11號一塊佔地面積為5,332.54平方米的國有土地使用權及該土地上總樓面面積為12,003.74平方米的8棟樓宇，其代價為人民幣2.12億元(約等於2.3638億港元)；本次收購總代價為人民幣10億元(約等於11.15億港元)(「收購」)，其項下擬進行的所有交易將獲一般及無條件地批准；及

 (b) 茲授權本公司董事(「董事」)全權酌情採取彼等認為必須、適宜、恰當或權宜的所有行動及事項以簽署所有其他文件及採取所有步驟，藉以履行買賣協議及其中所有其他事宜。」

2. 「**動議** 待通過上述第1項決議案，授予董事一般及特別授權，以每股發行價6.39港元向集團公司或其代理人配發及發行本公司股本中每股面值人民幣1.00元的新內資股，共174,491,393股(「特別授權」)，並根據經已達成的買賣協議條款及條件全額償付收購代價。特別授權乃新增及不會影響或撤銷本公司股東授予董事之任何現有一般授權或於本決議案通過前不時授予董事之一般或特別授權。」

(11) 中國航空結算公司與海南航空訂立日期為二零零六年九月十八日的聯運數據交換協議；

(12) 中國航空結算公司與海南航空訂立日期為二零零六年十二月四日的結算及清算協議；

(13) 中國航空結算公司與深圳航空訂立日期為二零零八年一月二十九日的收入管理系統及清算協議；

(14) 中國航空結算公司與上海航空訂立日期為二零零七年三月二十二日的聯運數據交換協議；

(15) 中國航空結算公司與上海航空訂立日期為二零零七年十二月十九日的結算及清算協議；

(16) 中國航空結算公司與山東航空訂立日期為二零零七年十二月一日的收入管理系統及清算協議；

(17) 中國航空結算公司與四川航空訂立日期為二零零七年十二月一日的收入管理系統及清算協議；

(18) 日期為一九九七年七月三十日的國內郵件服務收入結算及清算協議；及

(19) 日期為二零零八年三月二十七日的IATA協議；

(d) 本附錄「專家資格及同意書」一節所提述的書面同意書；

(e) 中國航空結算集團的會計師報告，其內容載於本通函附錄二；

(f) 經擴大集團未經審核備考財務資料報告，其內容載於本通函附錄三；

(g) 物業估值報告副本，其內容載於本通函附錄四內；

(h) 本通函副本；

(i) 獨立董事委員會函件，其內容載於本通函第31頁至第32頁；及

(j) 招商證券函件，其內容載於本通函第33頁至第72頁。

15. 備查文件

以下文件副本將於截至二零零八年六月三十日(包括該日)一般辦公時間內於萬盛國際律師事務所，地址為香港中環國際金融中心2期37樓可供查閱。

(a) 本公司組織章程大綱及細則；

(b) 分別截至二零零六年十二月三十一日及截至二零零七年十二月三十一日止兩個財政年度的年報；

(c) 本附錄「重大合約」一節內提及的重大合約及本通函所引述合約包括：

(1) 日期為二零零八年五月五日的買賣協議；

(2) 中國航空結算公司與亞卡訂立日期為二零零八年二月三日的物業管理協議；

(3) 中國航空結算公司與南方航空訂立日期為二零零七年十一月十五日的收入管理系統及清算協議；

(4) 中國航空結算公司與南方航空訂立日期為二零零七年六月一日的Oracle財務系統支持服務協議；

(5) 中國航空結算公司與東方航空訂立日期為二零零八年二月二十二日的收入管理系統及清算協議；

(6) 中國航空結算公司與國航訂立日期為二零零八年二月二十八日的收入管理系統及清算協議；

(7) 中國航空結算公司與澳門航空訂立日期為二零零六年十二月三十一日的結算及清算協議；

(8) 中國航空結算公司與澳門航空訂立日期為二零零七年五月十五日的Oracle財務系統支持服務協議；

(9) 中國航空結算公司與廈門航空訂立日期為二零零六年九月二十六日的聯運數據交換協議；

(10) 中國航空結算公司與廈門航空訂立日期為二零零七年十二月二十一日的結算及清算協議；

13. 要求以投票方式表決的程序

根據公司章程第73條，於本公司大會上，決議案須以舉手之方式表決，除非如下人士在舉手表決以前或以後，要求以投票方式表決：

(i) 會議主席；

(ii) 屆時至少兩名有表決權的股東或者有表決權的股東代理人；或

(iii) 單獨或者合併持有在該會議上有表決權的10%或更多股份的一位或多位本公司股東或股東代理人。

14. 其他事項

(a) 本公司的註冊辦事處位於中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層，郵編：100190；香港營業地址位於香港灣仔港灣道23號鷹君中心30樓3005-3007室。

(b) 本公司之香港股份過戶登記分處為香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

(c) 本公司的公司秘書為丁衛平先生。於最後可行日期，本公司尚未委任合資格會計師。本公司尚未確定合適人選，並將於委任合資格會計師後另行公告。

10. 專家資格及同意書

以下乃於本通函內發表意見或建議的專家或專業顧問之資格：

姓名	資格
招商證券	為根據證券及期貨條例進行第1類(證券交易)、第2類(期貨合約交易)、第4類(證券諮詢)、第6類(企業財務顧問)及第9類(資產管理)受規管活動的持牌法團
羅兵咸永道會計師事務所	執業會計師
仲量聯行西門有限公司	專業估值師

招商證券、羅兵咸永道會計師事務所及仲量聯行西門有限公司已就本通函刊發一事，書面同意各自以其現時的形式及涵義於本通函內刊載各自的函件及報告(視情況而定)並引述其名稱，迄今並無撤回同意書。

11. 專家利益

最後可行日期，招商證券、羅兵咸永道會計師事務所及仲量聯行西門有限公司均：

(a) 概無擁有本集團任何成員公司的股權，亦無享有任何認購或委派他人認購本集團任何成員公司證券的權利(無論是否可合法執行)；及

(b) 直接或間接擁有任何本公司自二零零七年十二月三十一日(即本集團制定最近期發表的經審核財務報表的日期)起收購或出售或租賃資產的權益。

12. 一般資料

本通函的中、英文本如有歧義，概以英文本為準，惟章程修訂內容概以中文為準。

6. 重大合約

除買賣協議外，本集團於最後可行日期前兩年內概無訂立重大合約(並非按一般業務過程訂立的合約)。

7. 競爭權益

各董事及彼等各自的聯繫人(定義見上市規則)概無擁有任何與本公司業務存在競爭或可能競爭之業務，彼等任何人亦無擁有或可能擁有任何其他與本公司的利益相衝突的利益。

8. 董事於資產中持有的權益

除上述披露者外，於最後可行日期，自二零零七年十二月三十一日(即本公司制定最近期發表的經審核財務報表的日期)起，在本集團任何成員公司所購入、出售或租賃或建議購入、出售或租賃的任何資產中，董事概無擁有任何直接或間接權益。

9. 董事於合約中持有的權益

除本通函所載的買賣協議外，概無任何董事於最後可行日期仍然存續且與本集團業務關係重大的合約或安排中擁有重大權益。

西安民航凱亞科技有限公司	陝西省機場管理集團公司	人民幣850,000元	17%
西安民航凱亞科技有限公司	中國東方航空西北公司	人民幣1,600,000元	32%
新疆民航凱亞信息網絡有限責任公司	中國南方航空集團公司	人民幣735,000元	24.50%
新疆民航凱亞信息網絡有限責任公司	新疆機場集團有限責任公司	人民幣735,000元	24.50%

除上文披露者外，於最後可行日期，就本公司董事、監事或行政總裁所知，概無其他人士(不包括上文「董事、監事及行政總裁於本公司的股本中持有的權益及淡倉」一段所披露的本公司董事、監事或行政總裁)直接或間接持有註冊股本面值為10%或以上的權益而有權於本公司附屬公司的股東大會上就任何事項行使投票權。

4. 訴訟

於最後可行日期，本公司或本集團任何成員公司概無涉及任何重大訴訟或仲裁，本公司董事亦未知悉任何將會對本公司或本集團任何成員公司提出或構成威脅的重大訴訟或索償。

5. 服務合約

於最後可行日期，概無董事與本集團任何成員公司訂立或擬訂立本公司不可於一年內不作出任何賠償(法定賠償除外)而終止之服務合約。

湖北民航凱亞有限公司	深圳民航凱亞有限公司	人民幣625,000元	12.50%
重慶民航凱亞信息技術有限公司	中國國際航空股份有限公司	人民幣2,401,000元	24.50%
重慶民航凱亞信息技術有限公司	重慶機場(集團)有限公司	人民幣2,401,000元	24.50%
雲南民航凱亞信息有限公司	中國東方航空雲南公司	人民幣980,000元	49.00%
天信達信息技術有限公司	Société Internationale de Télécommunications Aeronautiques Greater China Holdings Limited	1,225,000美元	49.00%
廈門民航凱亞有限公司	廈門航空有限公司	人民幣1,140,000元	28.50%
廈門民航凱亞有限公司	廈門國際航空港股份有限公司	人民幣820,000元	20.50%
青島民航凱亞有限公司	青島國際機場集團有限公司	人民幣720,000元	36%
青島民航凱亞有限公司	上海民航華東凱亞系統集成有限公司	人民幣260,000元	13%

除本通函披露者外，於最後可行日期，就本公司董事、監事或行政總裁所知，概無任何人士或其他實體於根據《證券及期貨條例》第XV部之第二及第三分部的規定須向本公司披露的本公司類別股份或相關股份中持有權益或淡倉，或直接或間接持有任何類別股本面值為10%或以上的權益而有權於本公司的股東大會上就任何事項行使投票權。

(b) 於最後可行日期，就本公司董事、監事或行政總裁所知，直接或間接持有註冊股本面值為10%或以上的權益而有權於本公司附屬公司的股東大會上就任何事項行使投票權的實體(不包括上文「董事、監事及行政總裁於本公司的股本中持有的權益及淡倉」段所披露的本公司董事、監事或行政總裁)如下：

附屬公司	**股東**	**股東所持註冊資本**	**約佔權益百分比**
海南民航凱亞有限公司	中國南方航空集團公司	人民幣1,505,000元	22.74%
湖北民航凱亞有限公司	武漢天河機場有限責任公司	人民幣625,000元	12.50%
湖北民航凱亞有限公司	中國南方航空股份有限公司湖北分公司工會委員會	人民幣625,000元	12.50%
湖北民航凱亞有限公司	中國東方航空武漢有限責任公司	人民幣625,000元	12.50%

(4) 此比例於Oppenheimer International Small Company Funds, 在二零零七年十二月六日存檔的《法團大股東通知》上顯示。然而，Oppenheimer International Small Company Funds, 所持有本公司H股的數目在該通知內顯示為42,467,220，如屬正確，以當時本公司已發行的H股總數310,854,000股計算，Oppenheimer International Small Company Funds, Inc. 所佔本公司H股總數的比例應為13.66%。就董事所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱上文附註(3)。

(5) 此比例於Matthews International Capital Management在二零零五年八月五日最後申報存檔的《法團大股東通知》上顯示。就董事所知、所得資料及所信，彼等無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱上文附註(3)。

(6) 此比例於該股東在二零零三年四月一日最後申報存檔的《法團大股東通知》上顯示。就董事所知、所得資料及所信，彼等無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱上文附註(3)。

(7) 該等股份由廈門航空有限公司持有。根據《期貨條例》，中國南方航空集團公司被視為在廈門航空有限公司持有的股份中擁有權益。

(8) 該等股份由東航集團附屬公司東方航空持有。根據《期貨條例》，東航集團被視為在東航集團附屬公司東方航空持有的股份中擁有權益。

(9) 該等股份由東航集團附屬公司中國東方航空武漢有限責任公司持有。根據《期貨條例》，東航集團被視為在中國東方航空武漢有限責任公司持有的股份中擁有權益。

(10) 該等股份由山東航空股份有限公司持有。根據《期貨條例》，中國航空集團公司被視為在山東航空股份有限公司持有的股份中擁有權益。

東航集團	每股面值人民幣1元的218,829,000股內資股 (L)	實益擁有人	18.95%	12.32%
	每股面值人民幣1元的5,317,000股內資股 (L) *(附註8)*	所控制公司權益	0.46%	0.30%
	每股面值人民幣1元的2,600,000股內資股 (L) *(附註9)*	所控制公司權益	0.23%	0.15%
中國航空集團公司	每股面值人民幣1元的178,867,000股內資股 (L)	實益擁有人	15.49%	10.07%
	每股面值人民幣1元的8,697,000股內資股 (L) *(附註10)*	所控制公司權益	0.75%	0.49%

附註：

(1)　(L)－長倉。

(2)　佔總股本的比例乃根據本公司於最後可行日期的1,776,315,000股已發行股份總數計算。

(3)　董事無法確認相關主要股東之持股量，因該等主要股東於派送紅股後，並無提呈任何法團大股東通知。理論上，該等主要股東之持股數量於派送紅股後應有所增加(持股量百分比保持不變)。然而，董事不能排除該等主要股東已於派送紅股後，沽出任何股份的可能性，致使該等主要股東的持股量在派送紅股前及派送紅股後，及於最後可行日期維持不變。董事亦未能根據本公司H股股東名冊確定該等主要股東的持股量，此因當中所載資料可能未能反映股東的實益持股量(即註冊股東可能是無條件受托人，或代表他人持有部份股份，此等權益毋須根據證券及期貨條例規定而披露)。

J.P. Morgan Fleming Asset Management (Asia) Inc.	每股面值人民幣1元的22,199,000股H股 (L)	投資經理	7.14% *(附註3及6)*	1.25%
J.P. Morgan Fleming Asset Management Holdings Inc.	每股面值人民幣1元的22,199,000股H股 (L)	投資經理	7.14% *(附註3及6)*	1.25%
JF Asset Management Limited	每股面值人民幣1元的22,199,000股H股 (L)	投資經理	7.14% *(附註3及6)*	1.25%
Plantinum International Fund	每股面值人民幣1元的44,309,100股H股 (L)	實益擁有人	7.13%	2.49%
Prudential PLC	每股面值人民幣1元的31,810,000股H股 (L)	所控制公司權益	5.12%	1.79%
中國民航信息集團公司	每股面值人民幣1元的396,993,000股內資股 (L)	實益擁有人	34.38%	22.35%
中國南方航空集團公司	每股面值人民幣1元的232,921,000股內資股 (L)	實益擁有人	20.17%	13.11%
	每股面值人民幣1元的43,849,000股內資股 (L) *(附註7)*	所控制公司權益	3.80%	2.47%

除上述披露者外，於最後可行日期，本公司任何董事、監事或行政總裁於本公司或其任何相關法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中持有任何權益或淡倉(包括根據《證券及期貨條例》的規定當作或視為由彼等持有的權益及淡倉)，從而須根據《證券及期貨條例》第XV部之第七及第八分部知會本公司及聯交所，或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據上市規則附錄十所載的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益或淡倉。

3. 主要股東

(a) 於最後可行日期，就本公司董事、監事或行政總裁所知，於根據《證券及期貨條例》第XV部之第二及第三分部的規定須向本公司披露的本公司類別股份及相關股份中持有權益或淡倉，或直接或間接持有任何類別股本面值為10%或以上的權益而有權於本公司的股東大會上就任何事項行使投票權的實體(不包括上文「董事、監事及行政總裁於本公司的股本中持有的權益及淡倉」一段所披露的本公司董事、監事或行政總裁外)如下：

股東姓名	證券類別及數目 *(附註1)*	身份	佔相應類別股本的概約比例	佔總股本的概約比例 *(附註2)*
Platinum Investment Management Limited	每股面值人民幣1元的24,686,152股H股 (L)	投資經理	3.97%	1.39%
	每股面值人民幣1元的56,608,700股H股 (L)	受託人(不包括被動受託人)	9.11%	3.19%
Oppenheimer International Small Company Fund	每股面值人民幣1元的42,467,220股H股 (L)	投資經理	9.65% *(附註3及4)*	2.39%
Matthews International Capital Management, LLC	每股面值人民幣1元的28,239,000股H股 (L)	投資經理	9.08% *(附註3及5)*	1.59%

1. 責任聲明

本通函的資料乃遵照上市規則刊載，旨在提供有關本集團資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信：

(a) 本通函所載資料在各重大方面均屬準確及完整，且無誤導成分；

(b) 本通函並無遺漏任何其他事實以致所載任何陳述產生誤導；及

(c) 本通函內表達的一切意見均經審慎周詳考慮後始行作出，並以公平合理的基準及假設為依據。

2. 董事、監事及行政總裁於本公司的股本中持有的權益及淡倉

於最後可行日期，本公司董事、監事或行政總裁於本公司或其任何相關法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中持有的任何須根據《證券及期貨條例》第XV部之第七及第八分部知會本公司及聯交所(包括根據《證券及期貨條例》的規定當作或視為由彼等持有的權益及淡倉)，或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據上市規則附錄十所載的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益或淡倉如下表所示：

董事姓名	股份數目及類別 *(附註1)*	持有者身份	佔相應股本比例	佔總股本比例 *(附註2)*
蔡敬金	每股面值人民幣1元的417,000股H股 (L)	配偶權益	0.07%	0.02%

附註：

(1) (L)－長倉

(2) 佔總股本的比例乃根據本公司截至二零零七年六月三十日的1,776,315,000股已發行股份總數計算。

附註：

1. 根據一份國有土地使用證—京朝國用(2007出)字第0031號)，一幅土地面積約為4,212.56平方米土地的土地使用權出讓予集團公司的全資附屬公司中國航空結算公司，年期為50年，至二零五六年十一月二十二日屆滿，作辦公用途。

2. 根據一份房屋所有權證—X京房權證朝其字第559946號，建築面積約為15,509.5平方米的該物業由中國航空結算公司持有。

3. 根據中國航空結算公司及兩個獨立的第三方訂立的兩份租賃協議，該物業總建築面積約為1,948.86平方米的第十二及十三層予以租賃，為期三年，自二零零五年六月一日至二零零八年五月三十一日止，年租金為人民幣2,781,095.20元。

4. 吾等獲競天公誠律師事務所提供有關該物業的法律意見，其中包括：

   (a) 中國航空結算公司已合法取得該物業的土地使用權，並有權轉讓、抵押及租賃該物業；

   (b) 中國航空結算公司有權轉讓、抵押及租賃該物業的土地使用權而無須另行支付除了稅費以外的費用；及

   (c) 該物業並無任何抵押或其他產權負擔。

估值證書

第二類 — 中國航空結算公司於中國持有及佔有的物業權益

編號	物業	概況及年期	佔用詳情	二零零八年三月三十一日現況下資本值 (人民幣)
2.	一幅土地及一幢15層的辦公樓位於中國北京朝陽區西壩河北里	物業包括一幅面積約為4,212.56平方米的土地及其上建有於1996年建成的一幢15層高的辦公室，其中一層為地下車庫。 該樓宇總建築面積約為15,509.5平方米。 該物業已獲授土地使用權為期50年，至二零五六年十一月二十二日屆滿，作辦公用途。	該物業目前由集團公司及其子公司佔用作辦公用途，除了租予兩個獨立第三方的物業部分。*(參看附註3)*	223,988,000

附註：

1. 根據一份國有土地使用證—京朝國用(1999出)字第00032號)，一幅土地面積約為5,332.54平方米土地的土地使用權出讓予民航計算機信息中心(集團公司原名)，年期為50年，至二零四九年六月二十九日屆滿，作辦公用途。

2. 根據一份房屋所有權證—房權證朝國07字第00123號，建築面積約為12,003.74平方米的8幢樓宇由集團公司持有。

3. 根據集團公司及本公司訂立的租賃協議，總建築面積約為12,003.74平方米的樓宇租予本公司，至二零零九年十二月三十一日止屆滿，為期三年，年租金為人民幣16,649,145.77元。

4. 吾等獲競天公誠律師事務所提供有關該物業的法律意見，其中包括：

   (a) 集團公司已合法取得該物業的土地使用權，並有權轉讓、抵押及租賃該物業的土地使用權；

   (b) 集團公司有權轉讓、抵押及租賃該物業的土地使用權而無須另行支付除了稅費之外的費用；及

   (c) 該物業並無任何抵押或其他產權負擔。

估值證書

第一類 — 集團公司於中國持有的物業權益

編號	物業	概況及年期	佔用詳情	二零零八年三月三十一日現況下資本值 (人民幣)
1.	一幅土地及8幢樓宇位於中國北京朝陽區東興里11號	物業包括一幅地盤面積約為5,332.54平方米的土地及其上建有於2001年建成的8幢樓宇。 該等樓宇總建築面積約為12,003.74平方米。 該等樓宇主要包括兩幢辦公樓、一個變電室、一個通訊室、一個門衛室及三個倉庫。 該物業已獲授土地使用權為期50年，至二零四九年六月二十九日屆滿，作辦公用。	該物業目前由本公司租用，作辦公及輔助生產用途。	208,325,000

估值概要

第一類 — 集團公司於中國持有的物業權益

編號	物業	二零零八年三月三十一日現況下資本值 *(人民幣)*
1.	一幅土地及8幢樓宇位於中國北京朝陽區東興里11號	208,325,000

第二類 — 中國航空結算公司於中國持有及佔有的物業權益

編號	物業	二零零八年三月三十一日現況下資本值 *(人民幣)*
2.	一幅土地及一幢15層高的辦公樓位於中國北京朝陽區西壩河北里	223,988,000
	總計：	**432,313,000**

吾等對物業權益估值時，已遵照香港聯合交易所有限公司證券上市規則第5章及第12號應用指引、皇家特許測量師學會出版的《皇家特許測量師學會的估值準則》(第六版)，以及香港測量師學會出版的《香港測量師學會物業估值準則》(2005年第一版)所載所有規定。

吾等相當依賴　貴公司所提供資料，並且採納有關年期、規劃審批、法定通告、地役權、佔用詳情、租賃情況及所有其他有關事宜的意見。

吾等獲得有關物業權益的各種業權文件副本，包括有關中國物業權益的國有土地使用證、房屋所有權證及其他所有權文件，並作出相關查詢。在可能情況下，吾等已查閱文件的正本以核實物業權益目前的業權、物業權益有否附帶任何繁重產權負擔或任何租賃修訂。吾等相當依賴　貴公司中國法律顧問－競天公誠律師事務所就該物業業權是否有效所提供的意見。

吾等並無進行詳細測量以核實有關該物業面積的準確性，惟吾等假設所獲有關文件和正式圖則中所示面積均為正確。所有文件和合約僅供參考，所有尺寸、量度和麵積均為約數，並無進行實地測量工作。

吾等曾視察該物業的外部，並在可行情況下視察其內部。然而，吾等並無進行結構測量，惟在視察過程中，並無發現任何嚴重損壞。然而，吾等未能確定該物業是否確無腐朽、蟲蛀或任何其他結構損壞。吾等亦無測試任何設施。

吾等並無理由懷疑　貴公司所提供資料是否真確及準確。吾等亦已徵求　貴公司確認所提供資料並無遺漏重大事項。吾等認為已獲充份資料以達至知情意見，吾等亦無理由懷疑有任何重要資料遭隱瞞。

除另有説明外，本報告的所有金額均以人民幣(人民幣)為單位。

吾等估值摘要如下，並隨函附奉吾等的估值證書。

此致

中華人民共和國
北京市海淀區
科學院南路2號
融科資訊中心C座南樓18-20層
中國民航信息網絡股份有限公司
董事會　台照

代表
仲量聯行西門有限公司
董事
彭樂賢
B.Sc. FRICS FHKIS
謹啟

二零零八年六月十六日

*附註：*彭樂賢為特許測量師，擁有25年中國物業估值經驗，亦擁有28年香港、英國和亞太區的物業估值經驗。

以下為獨立估值師仲量聯行西門有限公司就收購的業權於二零零八年三月三十一日的估值而編撰的函件、估值概要及估值證書全文，以供載入本通函。

JONES LANG LASALLE® SALLMANNS

仲量聯行西門有限公司
香港灣仔駱克道188號
兆安中心22樓
電話 +852 2169 6000 傳真 +852 2169 6001

敬啟者：

茲遵照　閣下指示，對中國民航信息集團公司（「**集團公司**」）及集團公司的全資附屬公司中國航空結算有限責任公司（「**中國航空結算公司**」）於中華人民共和國（「**中國**」）持有之物業進行估值，吾等確認曾視察，作出相關查詢及調查，並取得吾等認為必要的進一步資料，以向　閣下提供吾等就物業權益於二零零八年三月三十一日（「**估值日**」）之資本值的意見。根據集團公司與中國民航信息網絡股份有限公司（「**本公司**」）於二零零八年五月五日訂立之買賣協議，本公司準備收購集團公司持有之物業及中國航空結算公司之全部註冊資本。

吾等對物業權益的估值乃指市值，而吾等對市值的定義為「物業經過適當的推銷，由自願買方及自願賣方公平磋商，在知情、審慎及不受脅迫情況下於估值日達成公平交易的估計交易金額」。

吾等對該物業進行估值時，乃根據估值師進行的有關估值乃假設物業以現況出售並可即時交吉，並參照相關市場上的可資比較銷售交易使用直接比較法進行估值。

吾等估值時，假設賣方在市場上出售物業權益而並無憑藉遞延條款合約、售後租回、合資企業、管理協議或任何類似安排以影響物業權益的價值。

吾等的報告並無考慮任何物業權益所欠負的任何抵押、按揭或債項，亦不考慮出售時可能涉及的開支或稅項。除另有說明外，吾等假設該物業概不涉及可影響其價值的繁重產權負擔、限制及支銷。

意見的基礎

本所是根據會計師公會頒布的香港投資通函報告聘用協議準則300「投資通函中的備考財務數據的會計師報告」執行工作。本所的工作並不涉及對任何相關財務數據的獨立審閱，而主要包括比較　貴集團於二零零七年十二月三十一日的資產與負債報表與　貴集團於二零零七年十二月三十一日的經審核綜合資產負債表、考慮調整的支持文件，及與　貴公司董事討論未經審核備考財務資料。

本所在策劃和進行工作時，均以取得本所認為必需的數據及解釋為目標，以便獲得充分憑證，就未經審核備考財務資料已由　貴公司董事按照所述的基準適當編製、該基準與　貴集團的會計政策一致、且調整就根據上市規則第4.29(1)條所披露的未經審核備考財務資料而言是適當的，作出合理的確定。

未經審核備考財務資料是根據　貴公司董事的判斷和假設編製，僅供說明用途，而基於其假設性質，其不提供任何保證或顯示任何事項將於未來發生，亦未必能代表　貴集團於二零零七年十二月三十一日或任何未來日期的財務狀況。

意見

本所認為：

(a)　未經審核備考財務資料已由　貴公司董事按照所述基準適當編製；

(b)　該基準與　貴集團的會計政策一致；及

(c)　就根據上市規則第4.29(1)條所披露的未經審核備考財務資料而言，該等調整乃屬適當。

羅兵咸永道會計師事務所
執業會計師
香港，二零零八年六月十六日

B. 經擴大集團有關未經審核備考資產負債表的報告

以下為羅兵咸永道會計師事務所(香港執業會計師)向本公司發出的報告全文，以供加載本通函內。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

未經審核備考財務資料的報告
致中國民航信息網絡股份有限公司董事

本所謹就中國民航信息網絡股份有限公司(「貴公司」)就有關對中國航空結算有限責任公司及其附屬公司以及位於中國北京市朝陽區東興里11號的物業的收購建議(「收購建議」)而於二零零八年六月十六日刊發的通函(「通函」)中附錄III標題為「未經審核之經擴大集團備考財務資料」內所載的未經審核備考財務資料(「未經審核備考財務資料」)(載於第205頁至第207頁)作出報告。未經審核備考財務資料由　貴公司董事編製，僅供說明用途，以提供資料說明收購建議對　貴公司及其附屬公司(以下統稱「貴集團」)相關財務數據可能造成的影響。未經審核備考財務資料的編製基準載於通函第205頁至第207頁。

貴公司董事與申報會計師各自的責任

貴公司董事須就根據香港聯合交易所有限公司證券上市規則第4.29條(「上市規則」)並參考由香港會計師公會(「會計師公會」)頒布的會計指引第7條「編製備考財務資料以加載投資通函內」而編製的未經審核備考財務資料負上編製的全責。

本所的責任是根據上市規則第4.29(7)條的規定，就未經審核備考財務資料表達意見並向閣下報告。對於就編製未經審核備考財務資料所採用的任何財務資料而由本所在過往發出的任何報告，除於報告刊發日期對該等報告的發出對象所負的責任外，本所概不承擔任何責任。

未經審核之備考資產與負債報表附註

(1) 建議收購事項前，目標公司在國有資產管理委員會監管下，由中國民航信息集團公司(「集團公司」)獨資擁有並控制。本公司董事認為集團公司為本公司最終控股公司。由於建議收購事項前後，本公司及目標公司均由集團公司控股，就財務報告而言，建議收購事項將被視為「共同控制企業的合併」。根據共同控制企業的合併，本集團所收購目標集團的股權已按與本集團會計政策一致的合併會計法入賬。建議收購事項的對價將以發行174,491,393股每股港幣6.39元(人民幣5.73元)的本公司內資法人股進行，共計約人民幣10億元支付。

(2) 本集團的資產與負債報表乃基於本集團於二零零七年十二月三十一日經審核的綜合資產負債表而編製，該報表摘錄自本公司已刊發的年報內。

(3) 該調整代表已包括在本通函附錄II會計師報告中的目標集團於二零零七年十二月三十一日的資產與負債。

(4) 該調整代表向集團公司收購物業的全部對價人民幣208,325,000元。本公司董事根據仲量聯行西門有限公司出具的評估報告，參考其相關公允價值，將對價在建築物部分與土地部分中進行分配，分別為人民幣114,579,000元及人民幣93,746,000元。建築物部分被確認為物業、廠房及設備，土地部分被確認為租賃土地使用權預付款。

(5) 該調整代表本集團與目標集團之間於二零零七年十二月三十一日之交易餘額的抵銷。

(6) 該調整為預提的交易成本人民幣10,855,000元。該交易成本包括律師費、整理股東資料的成本、其他專業費用及相關稅費等，與建議收購直接相關。

(7) 除上述調整外，概無做出任何調整以反映本集團與被目標集團於二零零七年十二月三十一日之後的任何貿易業績或其他交易。

	本集團資產與負債報表於2007年12月31日 (附註2) 人民幣千元	備考調整 目標集團之資產與負債報表於2007年12月31日 (附註3) 人民幣千元	備考調整 其它備考調整 人民幣千元	附註	未經審核之經擴大集團備考資產與負債報表 人民幣千元
流動資產					
存貨	9,241	—	—		9,241
應收賬款，淨值	141,565	10,765	—		152,330
應收聯營公司	6,308	—	—		6,308
應收關聯方款，淨值	389,561	—	—		389,561
應收母公司及同系附屬公司款項	—	20,803	(9,800)	(5)	11,003
預付款項及其他流動資產	102,399	423,252	—		525,651
持有至到期日財務資產	100,000	—	—		100,000
短期銀行存款	1,843,949	—	—		1,843,949
現金及現金等價物	1,209,152	527,606	—		1,736,758
流動資產合計	**3,802,175**				**4,774,801**
資產總值	**4,951,253**				**6,264,248**
負債					
非流動負債					
遞延所得稅負債	129	—	—		129
非流動負債合計	**129**				**129**
流動負債					
應付賬款及預提費用	470,212	349,170	10,855	(6)	830,237
應付關聯方款	39,960	—	(9,800)	(5)	30,160
應交所得稅	17,054	65,926	—		82,980
遞延收益	5,172	—	—		5,172
流動負債合計	**532,398**				**948,549**
負債合計	**532,527**				**948,678**
淨流動資產	**3,269,777**				**3,826,252**
總資產減流動負債	**4,418,855**				**5,315,699**

A.　未經審核之經擴大集團備考資產與負債報表

以下為經擴大集團之說明及未經審核備考資產與負債報表摘要。該報表乃根據以下附註之基礎編製，旨在說明建議收購中國航空結算有限公司之全部股權及位於中國北京市朝陽區東興里11號的一幅土地及建築物(「物業」)(合稱「建議收購」)已於二零零七年十二月三十一日進行之影響。此未經審核備考資產與負債報表僅供說明用途之編製，並基於其假設性質，未必真實反映建議收購於二零零七年十二月三十一日或任何未來日期完成的財務狀況。

未經審核之經擴大集團備考資產與負債報表

		備考調整			
	本集團資產與負債報表於2007年12月31日	目標集團之資產與負債報表於2007年12月31日	其它備考調整		未經審核之經擴大集團備考資產與負債報表
	(附註2)	*(附註3)*		附註	
	人民幣千元	人民幣千元	人民幣千元		人民幣千元
資產					
非流動資產					
物業、廠房及設備，淨值	1,033,148	104,775	114,579	(4)	1,252,502
無形資產，淨值	11,824	4,604	—		16,428
租賃土地使用權，淨值	—	19,718	93,746	(4)	113,464
於聯營公司的投資	85,996	—	—		85,996
遞延所得稅資產	9,229	2,947	—		12,176
其他長期資產	8,881	—	—		8,881
非流動資產合計	**1,149,078**				**1,489,447**

III. 期後財務報表

目標公司及構成目標集團的公司於二零零七年十二月三十一日後均無經審核的財務報告。如財務報告中所披露，目標公司及構成目標集團的公司於二零零七年十二月三十一日後沒有宣告或發放的股利。

羅兵咸永道會計師事務所
香港執業會計師
謹啟

ii)　與其它國有及國有控股企業的交易列示如下：

	截至十二月三十一日止年度		
	二零零五年	**二零零六年**	**二零零七年**
	人民幣千元	*人民幣千元*	*人民幣千元*
為國有航空公司及機場提供服務	200,589	208,886	228,152

iii)　目標公司於一九九三年向國有企業山東國投提供擔保。詳細資料請參考附註12。

目標集團是國有企業。根據修改後的國際會計準則第24號「關聯方披露」，除目標集團的下屬公司之外，直接或間接被中國政府控制的其它國有及國有控股企業和其附屬公司也被定義為目標公司及其附屬公司的關聯方。

目標公司及其附屬公司的主要商業活動都是與國有及國有控股企業進行的。為根據國際會計準則第24號進行關聯方披露的目的，目標公司及其附屬公司已盡可能的通過適當的程序來識別客戶與供貨商是否為國有及國有控股企業。但是很多國有及國有控股企業有多層法人結構並且其所有權結構由於移交和剝離等原因隨著時間發生了改變。然而管理層相信，關於重大關聯方餘額及交易的所有信息已經被充分披露。

(c) ***關聯公司的餘額***

關聯公司的餘額主要包括：

	於十二月三十一日止		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
應收關聯方款項 *(附註19)*：			
一航信股份 *(a)*	8,815	9,917	9,801
一集團公司 *(b)*	579,559	530,206	11,002
	588,374	540,123	20,803

(a)　關聯公司的餘額主要來自上文所述的關聯公司交易。

(b)　餘額詳細資料請參考附註19。

(d) ***主要管理人員酬金***

目標公司主要管理人員為公司董事。其酬金已在附註8中披露。

(e) ***國有及國有控股企業餘額及交易***

i)　*與其它主要國有企業(主要包括國有銀行、國有航空公司及機場)的餘額列示如下：*

	於十二月三十一日止		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
銀行存款	17,248	27,719	331,492
應收賬款	8,140	4,750	3,462
其它應收款	384,752	207,588	270,210
其它應付款	(372,126)	(277,779)	(85,630)

31 關聯方交易

倘一方能夠直接或間接地控制另一方，或有能力對另一方的財務及經營決策施加重大影響，則所涉及之各方為關聯公司。倘有關各方均受同一控制或同一重大影響，則此等各方亦視為關聯公司。

管理層認為與關聯方相關的有意義的信息已充分披露。

(a) 關聯公司

目標集團和目標公司的主要關聯公司如下：

公司名稱	**與目標公司關係**
集團公司	目標公司母公司
航信股份	目標公司母公司集團公司之附屬公司
北京亞卡精誠物業管理中心(亞卡)	目標公司母公司集團公司之附屬公司

(b) 關聯公司交易

目標集團重大關聯交易如下：

(i) 接受亞卡物業管理服務：

	截至十二月三十一日止年度		
	二零零五年	**二零零六年**	**二零零七年**
	人民幣千元	*人民幣千元*	*人民幣千元*
亞卡	8,408	8,256	8,343

(ii) 為航信股份提供計算機開發與維護服務：

	截至十二月三十一日止年度		
	二零零五年	**二零零六年**	**二零零七年**
	人民幣千元	*人民幣千元*	*人民幣千元*
航信股份	15,900	18,800	18,800

服務費是基於與關聯方簽訂的協議。

資金風險管理

目標集團定義所有者權益為「資本」。

目標集團定期的監管資本結構以保證可接受的股東回報，並在必要的情況下評估未來資金需求。

公平值估計

目標集團的金融工具主要包括現金及現金等價物、應收賬款、其他應收款、應收母公司及同系附屬公司、應付賬款以及其他應付款。

由於目標集團金融資產和金融負債的屆滿期較短，故金融工具的賬面金額於二零零五年、二零零六年及二零零七年十二月三十一日約為其公平值。

30　承諾事項

(a)　資本性支出承諾

於各資產負債表日，目標集團有以下資本性支出承諾：

	於十二月三十一日止		
	二零零五年	**二零零六年**	**二零零七年**
	人民幣千元	*人民幣千元*	*人民幣千元*
電腦系統及其它			
已簽約但未撥備	1,019	2,492	1,383

以上資本承諾於各資產負債表日均不存在以外幣單位計價餘額。

(b)　營運租賃承諾

於各資產負債表日，目標集團有以下營運租賃承諾：

	於十二月三十一日止		
	二零零五年	**二零零六年**	**二零零七年**
	人民幣千元	*人民幣千元*	*人民幣千元*
不超過1年	—	—	3,225

外匯風險

目標集團的外匯風險主要由結算、清算服務產生，即目標公司代其客戶以外幣收款或付款。人民幣對外幣的匯率變動將影響目標集團的經營成果。對目標集團資產和負債分幣種分析，分別在附註18、21和26中披露。

於二零零七年十二月三十一日、二零零六年十二月三十一日及二零零五年十二月三十一日，倘人民幣兑美元升值／貶值5%，而所有其他因素維持不變，年度税前利潤則會分別增加／減少約人民幣8.1百萬元、人民幣0.2百萬元及人民幣1.1百萬元，主要由於以美元計值的其他應收款及其他應付款折算產生外匯收益／虧損。

目標集團對其外匯風險進行定期審核。

流動資金風險

目標集團維持充足的現金和銀行存款餘額以應對流動資金風險。二零零五年、二零零六年和二零零七年十二月三十一日，目標集團的現金和銀行存款餘額與由集團公司管理的銀行存款餘額一共佔總資產的比例分別約為50%， 54% 和 47%。目標集團管理層認為，目標集團在有關期間有充足的現金餘額以滿足其經營需要，面臨的流動資金風險不重大。

利率風險

目標集團孳息資產主要為現金及現金等價物和由集團公司管理的銀行存款。截至二零零五年、二零零六年和二零零七年十二月三十一日止年度，目標集團利息收入分別約為人民幣9,825,000元、人民幣8,780,000元和人民幣8,035,000元。此外，目標集團的收入及運營現金流量實質上獨立於市場利率變動。目標集團孳息資產的利率已於附註19和22中披露。

29　財務風險管理

財務風險因素

目標集團的活動面對多種的財務風險：市場風險（包括外匯風險及利率風險）、信貸風險及流動資金風險。目標集團的整體風險管理計劃專注於金融市場的難預測性，並尋求儘量減低對目標集團財務表現的潛在不利影響。

目標集團財務風險管理由財務部按照董事會制定的整體政策執行。集團財務部通過與集團運營單位的緊密合作，負責確定和評估財務風險。

信貸風險

目標集團的信貸風險來自應收賬款、其他應收款和現金及現金等價物所面臨之信貸風險。這些流動資產的帳面價值乃目標集團就金融資產所面對的最大信貸風險。

目標集團的應收帳款及應收關聯的對方主要是國內各航空公司，其他航空業公司和國外航空公司。於二零零五年、二零零六年和二零零七年十二月三十一日，目標集團其他應收款總額的約66%、50% 和51%集中在目標集團的最主要的三個客戶：中國國際航空股份有限公司、中國南方航空股份有限公司和中國東方航空股份有限公司。這些其他應收款主要來自於目標公司通過代這些航空業公司客戶付款而提供的結算、清算服務。這些國內航空公司是國有企業，還款記錄良好，近期沒有發生過重大的壞賬損失。

目標集團規定其銀行存款須存於有良好聲譽和信用的銀行中。於二零零五年、二零零六年、二零零七年十二月三十一日止，目標集團約97%， 98% 和 99%的銀行存款集中存於四大國有銀行和其他地方銀行，包括中信銀行和上海浦東發展銀行。

27　營運產生的現金

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
稅前利潤	151,454	96,440	102,854
調整項目：			
折舊和攤銷	25,068	24,785	16,661
物業、機器及設備的處置淨虧損	56	205	204
利息收入	(9,824)	(8,780)	(8,035)
匯兌收入	(10,951)	(16,298)	(3,614)
沖回應收賬款及其它應收款撥備	(3,937)	(929)	(2,606)
財務擔保責任沖回	(67,676)	—	—
流動資產減少╱(增加)：			
應收賬款	6,873	4,258	(2,643)
應收母公司及同系附屬公司	811	48,290	530,872
其它應收款及其它流動資產	(42,610)	147,124	(103,908)
負債增加╱(減少)：			
其它應付款及其它負債	(52,133)	(206,073)	(20,612)
補充退休福利	3,110	1,970	1,630
營運產生的現金	241	90,992	510,803

28　每股盈利

目標公司並非股份公司，無需要披露目標公司的每股盈利。

(a) *其它應付款為目標公司為航空公司提供結算清算服務時代客戶收取的款項。*

i) *在各資產負債表日，其它應付賬款的賬齡分析如下：*

目標集團和目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
六個月以內	355,215	143,561	183,047
六個月至一年	14,929	16,920	10,908
一年至二年	24,381	19,443	11,108
兩年至三年	11,817	24,378	13,957
三年以上	291,237	303,051	83,797
	697,579	507,353	302,817

ii) *其它應付款分別以下列貨幣計價：*

目標集團和目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
人民幣	654,129	422,530	173,677
美元	43,416	84,773	105,242
其它	34	50	23,898
	697,579	507,353	302,817

26 其它應付款和其它流動負債

目標集團

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元
其它應付款 (a)	697,579	507,353	302,817
應付薪金	27,338	31,422	37,319
其它	42,530	6,074	6,077
	767,447	544,849	346,213

目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元
其它應付款 (a)	697,579	507,353	302,817
應付薪金	24,595	27,018	31,778
其它	39,693	3,783	5,204
	761,867	538,154	339,799

(c) 在有關期間，來自權益所有人的貢獻和向權益所有人的分配主要由以下構成：

(i) 如附註2所述，非主營業務未注入目標公司亦未包含於有關期間的財務資料中。

在有關期間，非主營業務收到的現金作為權益持有人的貢獻，因為該等現金構成了主營業務運營資本的一部分，且目標公司沒有義務向非主營業務償還該等款項。目標公司與非主營業務的該等交易在重組完成時已經終止。

(ii) 如附註1(b)所示，其它應付款約人民幣174,115,000元由集團公司承擔，並確認為自權益持有人的貢獻。

(iii) 如附註1(b)和附註10所示，補充退休福利責任約人民幣15,550,000元及由此導致的稅金影響人民幣3,880,000元由集團公司承擔，並確認為權益持有人的貢獻。

25 應付賬款

在每個資產負債表日，應付賬款的賬齡均為一年以內，所有應付賬款皆以人民幣列示。

目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
現金	1	1	1
銀行存款	12,785	18,119	521,584
現金及現金等價物	12,786	18,120	521,585

在各資產負債表日，現金及現金等價物均以人民幣計價。

有關期間的年活期存款利率在0.72%至1.71%之間 。

23　實收資本

二零零七年十月二十六日，目標公司依中華人民共和國公司法註冊為有限責任公司，全額支付註冊資本為人民幣759,785,200元。

目標公司在有關期間未宣告發放股利。

24　所有者權益

(a)　如附註1(b)所述，目標公司於二零零七年十月二十六日重組成立後，原結算中心的主營業務及相關資產和負債人民幣759,785,200元轉為目標公司的實收資本。根據重組方案，結算中心現有的資本和儲備轉為實收資本，由此產生的差異記入儲備。考慮以上的變更，在成立目標公司前結算中心的儲備，包括留存收益、法定盈餘公積和法定公益金沒有在財務資料上單獨披露。

(b)　如附註2所述，有關期間的財務資料均以設定現有集團結構一直存在為基礎編製。有關期間的所有者權益為去除目標集團內部交易產生的的未實現利潤的影響後，現時組成目標集團的公司所擁有及經營的主營業務的合併權益。

(b) ***減值撥備***

目標集團

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
年初餘額	5,103	5,065	4,211
沖銷	(38)	(854)	(2,565)
年末餘額	5,065	4,211	1,646

目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
年初餘額	5,072	5,063	4,209
沖銷	(9)	(854)	(2,565)
年末餘額	5,063	4,209	1,644

22　現金及現金等價物

目標集團

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
現金	25	7	1
銀行存款	17,868	28,166	527,605
現金及現金等價物	17,893	28,173	527,606

(a) ***其它應收款***

其它應收款為目標公司向各航空公司提供結算和清算服務時代航空公司的付款。

i) *在各資產負債表日，其它應收款的賬齡列示如下：*

目標集團和目標公司

	於十二月三十一日		
	二零零五年	**二零零六年**	**二零零七年**
	人民幣千元	*人民幣千元*	*人民幣千元*
六個月以內	463,212	296,843	420,450
六個月至一年	1,581	1,720	1,825
一年至二年	77	1,692	349
兩年以上	—	23	305
其它應收款	464,870	300,278	422,929

ii) *其它應收款以下列貨幣計價：*

目標集團和目標公司

	於十二月三十一日		
	二零零五年	**二零零六年**	**二零零七年**
	人民幣千元	*人民幣千元*	*人民幣千元*
人民幣	257,164	208,088	294,020
美元	205,707	90,235	127,216
其它	1,999	1,955	1,693
	464,870	300,278	422,929

其他應收款餘額為與業務相關，無抵押，免息及一般須於六個月內償還。

由於目標公司的應收賬款短期內即得到償還，因此其它應收款賬面金額約為其在各資產負債表日的公平價值。在報告日期，信貸風險的最高風險承擔為每類應收款的公平值。目標集團不持有任何作為質押的抵押品。

在各資產負債表日，應收母公司及同系附屬公司款均以人民幣計價。

由於上述應收款項短期內即得到償還，其賬面金額約為其在各資產負債表日的公平價值，其信貸風險的最高風險承擔為其賬面值。目標集團不持有任何作為質押的抵押品。

20　應收附屬公司

應收附屬公司的餘額為應收附屬公司的股利。

21　其它應收款及其它流動資產，淨值

目標集團

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元
其它應收款 (a)	464,870	300,278	422,929
其它流動資產	3,244	20,712	1,969
其它應收款和其它流動資產	468,114	320,990	424,898
減值撥備 (b)	(5,065)	(4,211)	(1,646)
其它應收款和其它流動資產，淨額	463,049	316,779	423,252

目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元
其它應收款 (a)	464,870	300,278	422,929
其它流動資產	3,142	20,297	1,783
其它應收款和其它流動資產	468,012	320,575	424,712
減值撥備 (b)	(5,063)	(4,209)	(1,644)
其它應收款和其它流動資產，淨額	462,949	316,366	423,068

目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元
年初餘額	56	66	29
計提／(沖銷)	10	(37)	18
年末餘額	66	29	47

19 應收母公司及同系附屬公司

目標集團

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元
應收母公司 (a)	579,559	530,206	11,002
應收同系附屬公司 (b)	9,406	10,469	9,801
	588,965	540,675	20,803

目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元
應收母公司 (a)	579,559	530,206	11,002
應收同系附屬公司 (b)	788	589	1
	580,347	530,795	11,003

(a) 應收母公司款項主要為目標集團存放於集團公司的銀行存款，以達到集團資金集中管理之目的。該等餘額以現行銀行利率計息。此資金管理協議已於二零零七年十月終止。

(b) 應收同系附屬公司款項由目標集團向同系附屬公司提供服務產生。該等應收款項均為無息且未被擔保，信用期限為六個月。

目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
六個月以內	9,140	5,871	9,085
六個月至一年	—	—	366
應收賬款	9,140	5,871	9,451
減：應收款減值撥備	(66)	(29)	(47)
應收賬款－淨額	9,074	5,842	9,404

應收賬款的收款期正常為服務提供後六個月內。

由於目標集團的應收賬款短期內即得到償還，因此應收賬款賬面金額約為其在各資產負債表日的公平價值。

應收賬款信貸風險的最高風險為應收賬款的賬面值。目標集團不持有任何作為質押的抵押品。

在各資產負債表日，應收賬款餘額主要以人民幣計價。

應收賬款減值撥備的變動列示如下：

目標集團

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
年初餘額	136	170	95
計提／(沖銷)	34	(75)	(41)
年末餘額	170	95	54

遞延所得税變動列示如下：

	退休福利責任	應收款減值	預提費用	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
二零零五年年初餘額	2,917	1,298	—	4,215
在損益表扣除／(記賬)	1,027	(1,298)	—	(271)
二零零五年年末餘額	3,944	—	—	3,944
在損益表扣除／(記賬)	650	—	3,495	4,145
二零零六年年末餘額	4,594	—	3,495	8,089
在損益表扣除／(記賬)	(706)	—	(548)	(1,254)
在權益中扣除／(記賬) *(附註24(c))*	(3,888)	—	—	(3,888)
二零零七年年末餘額	—	—	2,947	2,947

18　應收賬款，淨額

目標集團

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
六個月以內	12,434	8,176	10,453
六個月至一年	—	—	366
應收賬款	12,434	8,176	10,819
減：應收款減值撥備	(170)	(95)	(54)
應收賬款－淨額	12,264	8,081	10,765

16 附屬公司投資

目標公司

	於十二月三十一日止		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
投資成本	6,500	6,500	7,728

目標公司於二零零七年十月二十六日以現金對其附屬公司北京航遠航空服務有限責任公司(附註1(a))增加投資人民幣1,228,000元。

附屬公司詳細資料請參考本節附註1。

17 遞延所得税資產

目標集團和目標公司

	於十二月三十一日		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
遞延所得税資產：			
－於十二個月內實現的遞延所得税資產	178	3,680	2,947
－於十二個月後實現的遞延所得税資產	3,766	4,409	—
	3,944	8,089	2,947

15　租賃土地使用權，淨值

目標集團及目標公司：

	於十二月三十一日止		
	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元
原值			
年初餘額	52,070	—	20,189
購買	—	20,189	—
處置／核銷	(52,070)	—	—
年末餘額	—	20,189	20,189
累計攤銷			
年初餘額	(7,254)	—	(67)
本年攤銷	(894)	(67)	(404)
處置／核銷	8,148	—	—
年末餘額	—	(67)	(471)
淨值			
年初餘額	44,816	—	20,122
年末餘額	—	20,122	19,718

中華人民共和國土地是國有或全民所有，不存在個人土地所有權。租賃土地及土地使用權為目標集團對土地五十年的使用權。

目標公司於二零零五年將其土地使用權劃撥至山東國投。詳細資料請參考附註12。

截至報告日，目標集團正在辦理土地使用權證更名手續。目標集團的土地使用權於二零零七年十二月三十一日的賬面價值約為人民幣19,718,000元。目標集團的管理層認為目標集團在法律上和實際上有權使用該土地。

目標公司：

	於十二月三十一日止		
	二零零五年	二零零六年	二零零七年
	人民幣千元	人民幣千元	人民幣千元
原值			
年初餘額	45,799	46,235	49,646
購買	436	3,411	2,221
處置／核銷	—	—	(2,522)
年末餘額	46,235	49,646	49,345
累計攤銷			
年初餘額	(43,964)	(45,003)	(45,971)
本年攤銷	(1,039)	(968)	(1,195)
處置／核銷	—	—	2,425
年末餘額	(45,003)	(45,971)	(44,741)
淨值			
年初餘額	1,835	1,232	3,675
年末餘額	1,232	3,675	4,604

二零零五年十二月三十一日，目標公司的房屋賬面價值約人民幣81,419,000元和若干汽車賬面價值約人民幣1,028,000元被法院凍結。根據法院對此法律案件的裁定，這些資產已於二零零七年解除凍結。詳情請參考附註12。

14 無形資產，淨值

目標集團和目標公司的無形資產主要是購入計算機軟件的成本。其變動如下：

目標集團：

	於十二月三十一日止		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
原值			
年初餘額	45,799	46,354	49,765
購買	555	3,411	2,221
處置／核銷	—	—	(2,522)
年末餘額	46,354	49,765	49,464
累計攤銷			
年初餘額	(43,964)	(45,043)	(46,090)
本年攤銷	(1,079)	(1,047)	(1,195)
處置／核銷	—	—	2,425
年末餘額	(45,043)	(46,090)	(44,860)
淨值			
年初餘額	1,835	1,311	3,675
年末餘額	1,311	3,675	4,604

目標公司：

	房屋建築物 人民幣千元	汽車 人民幣千元	辦公設備 人民幣千元	電子設備 人民幣千元	合計 人民幣千元
原值					
二零零五年年初餘額	115,418	10,558	23,783	101,103	250,862
購置	—	595	1,680	3,144	5,419
處置／核銷	—	(1,282)	(224)	—	(1,506)
二零零五年年末餘額	115,418	9,871	25,239	104,247	254,775
購置	—	831	3,123	11,879	15,833
處置／核銷	—	—	(3,530)	(4,209)	(7,739)
二零零六年年末餘額	115,418	10,702	24,832	111,917	262,869
購置	—	472	838	9,826	11,136
處置／核銷	—	(2,305)	(566)	(46)	(2,917)
二零零七年年末餘額	115,418	8,869	25,104	121,697	271,088
累計折舊					
二零零五年年初餘額	(30,094)	(9,316)	(19,050)	(61,806)	(120,266)
本年折舊	(3,915)	(262)	(2,711)	(15,300)	(22,188)
處置／轉銷	—	1,245	217	—	1,462
二零零五年年末餘額	(34,009)	(8,333)	(21,544)	(77,106)	(140,992)
本年折舊	(3,915)	(337)	(2,863)	(15,605)	(22,720)
處置／轉銷	—	—	3,332	4,033	7,365
二零零六年年末餘額	(37,924)	(8,670)	(21,075)	(88,678)	(156,347)
本年折舊	(3,915)	(315)	(1,999)	(7,910)	(14,139)
處置／轉銷	—	2,178	546	44	2,768
二零零七年年末餘額	(41,839)	(6,807)	(22,528)	(96,544)	(167,718)
淨值					
二零零五年年末餘額	81,409	1,538	3,695	27,141	113,783
二零零六年年末餘額	77,494	2,032	3,757	23,239	106,522
二零零七年年末餘額	73,579	2,062	2,576	25,153	103,370

13　物業，機器及設備，淨值

目標集團：

	房屋建築物 人民幣千元	汽車 人民幣千元	辦公設備 人民幣千元	電子設備 人民幣千元	合計 人民幣千元
原值					
二零零五年年初餘額	115,418	11,444	28,221	101,279	256,362
購置	—	595	2,146	3,184	5,925
處置／核銷	—	(1,350)	(311)	—	(1,661)
二零零五年年末餘額	115,418	10,689	30,056	104,463	260,626
購置	—	1,086	3,123	11,882	16,091
處置／核銷	—	—	(3,530)	(4,209)	(7,739)
二零零六年年末餘額	115,418	11,775	29,649	112,136	268,978
購置	—	464	838	9,832	11,134
處置／核銷	—	(2,165)	(994)	(46)	(3,205)
二零零七年年末餘額	115,418	10,074	29,493	121,922	276,907
累計折舊					
二零零五年年初餘額	(30,094)	(9,646)	(20,596)	(61,975)	(122,311)
本年折舊	(3,915)	(353)	(3,525)	(15,302)	(23,095)
處置／核銷	—	1,310	269	—	1,579
二零零五年年末餘額	(34,009)	(8,689)	(23,852)	(77,277)	(143,827)
本年折舊	(3,915)	(428)	(3,719)	(15,609)	(23,671)
處置／核銷	—	—	3,332	4,033	7,365
二零零六年年末餘額	(37,924)	(9,117)	(24,239)	(88,853)	(160,133)
本年折舊	(3,915)	(493)	(2,729)	(7,925)	(15,062)
處置／轉銷	—	2,178	841	44	3,063
二零零七年年末餘額	(41,839)	(7,432)	(26,127)	(96,734)	(172,132)
淨值					
二零零五年年末餘額	81,409	2,000	6,204	27,186	116,799
二零零六年年末餘額	77,494	2,658	5,410	23,283	108,845
二零零七年年末餘額	73,579	2,642	3,366	25,188	104,775

12　冲回財務擔保責任

結算中心於一九九三年為中國凱利實業有限公司(「凱利公司」)向山東省國際信託投資公司(「山東國投」)貸款共約人民幣72,681,000元提供擔保，該貸款到期後凱利公司未履行還款責任，故此一九九五年山東國投起訴凱利公司和結算中心要求償還欠款。中國法院於二零零二年終審判決凱利公司償還山東國投貸款本金及其相應利息和罰息，結算中心相應承擔連帶清償責任。判決生效後，山東國投向法院申請執行，並凍結了結算中心的如下資產：

- 位於中國北京西壩河北里的一幢辦公樓，於二零零四年十二月三十一日淨值約為人民幣85,350,000元。
- 19輛汽車，於二零零四年十二月三十一日淨值約為人民幣1,371,000元。
- 持有的北京萬通實業股份有限公司的股權和股息，二零零四年十二月三十一日淨值為人民幣15,000,000元。
- 持有的北京京瑞房產有限公司股權，二零零四年十二月三十一日的淨值為人民幣49,600,000元。
- 位於廣東省的一塊土地的預付土地使用權，二零零四年十二月三十一日淨值約為人民幣44,816,000元。

於二零零四年十二月三十一日，目標公司為此擔保事項承擔的債務約為人民幣177,423,000元，包括凱利未償還的貸款本金及應付其利息和罰金。

於二零零五年，山東國投、凱利和目標公司簽訂執行和解協議，目標公司冲回財務擔保責任約人民幣117,423,000元，財務擔保責任下降至人民幣60,000,000元。根據該協議，目標公司在二零零五年劃轉：(i)對北京萬通實業股份有限公司和北京京瑞房產有限公司的股權投資；(ii)在廣東的土地使用權；及在二零零五年支付現金人民幣1,225,000元。和解協議隨後已獲國有資產監督管理委員會批准。

為解決該財務擔保責任之財務影響淨額約人民幣67,676,000元已計入截至二零零五年十二月三十一日止年度之綜合損益表，即載於上文所述財務擔保責任的冲回及資產轉讓損失之影響淨額。

二零零七年法院發佈民事裁定書，解凍了目標公司清償債務後剩餘的被凍結資產，自此相關訴訟已結案。

11　所得税

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
當期所得税支出(「企業所得税」)	27,993	35,362	37,702
遞延所得税 *(附註17)*	271	(4,145)	1,254
所得税費用	28,264	31,217	38,956

目標集團必須採用中國企業所得税率33%。目標集團乃根據中國企業使用的税法和規定計提中國企業所得税。

目標公司及其附屬公司自二零零八年一月一日起改按由全國人民代表大會於二零零七年三月十六日日通過的《中華人民共和國企業所得税法》(以下簡稱「新所得税法」)計算及繳納企業所得税;依據新所得税法的規定,目標公司及其子公司適用的企業所得税率將為25%。

目標集團按法定税率而計算出的理論税額與綜合損益表中的實際税額之差異調整如下:

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
税前利潤	151,454	96,440	102,854
法定税率	33%	33%	33%
盈利按法定税率計算的金額	49,980	31,825	33,942
税率變動影響	—	—	2,187
無須課税之收入	(22,333)	(1,194)	—
不可扣税之費用	617	586	2,827
所得税費用	28,264	31,217	38,956

補充退休福利責任在損益表上確認的金額如下：

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
過往服務成本	2,830	1,660	1,560
利息成本	380	460	420
精算損失／(收入)	440	390	(40)
總支出，已計入 人工成本 *(附註9)*	3,650	2,510	1,940

以上責任乃根據一家獨立精算機構做出的精算估值，採用預計單位貸記法釐定。

評估這些此責任中用到的重要的精算假設列示如下：

(a) 採用的折現率(每年)：

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
採用的折現率	3.50%	3.25%	4.50%

(b) 退休人員補充養老福利增長率為： 0%。 補充年金福利在員工退休時予以確定。

退休人員補充醫療福利增長率為： 8%。 在計算增長率時，未來醫療福利成本的變動已經被考慮在內。

(c) 中國人均期望壽命：退休後24.6 年。退休年齡為50至60歲。

(d) 為退休員工提供的此補充養老福利和醫療福利將一直持續至其死亡。

10 補充退休福利責任

二零零七年十月三十一日前，目標集團管理層已經酌情向於一九九四年至二零零七年退休的員工提供了補充養老和醫療福利。目標公司的母公司集團公司於二零零七年十月三十一日承擔了上文所述的補充退休福利責任及相應的稅務影響，並確認為權益持有人的貢獻。自二零零七年十月三十一日起目標集團將不提供任何酌情補充退休福利。

於資產負債中確認的補充退休福利責任如下：

	於十二月三十一日止		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
界定福利責任現值	13,280	15,470	—
未確認的精算損失	(1,330)	(1,550)	—
於資產負債表確認的負債	11,950	13,920	—
減：流動部分	(540)	(560)	—
	11,410	13,360	—

截至二零零五、二零零六、二零零七年十二月三十一日止年度退休福利責任變動如下：

	於十二月三十一日止		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
年初餘額	8,840	11,950	13,920
本年			
— 過往服務成本	2,830	1,660	1,560
— 利息成本	380	460	420
— 償付	(540)	(540)	(310)
— 精算損失／(收入)	440	390	(40)
— 由集團公司承擔 *(附註24(c))*	—	—	(15,550)
年末餘額	11,950	13,920	—

(2) ***五位最高薪酬人士***

截至二零零五年、二零零六年和二零零七年十二月三十一日止年度目標集團薪酬最高的五位人士分別有三位，三位和三位在上文附註8(1)呈報的董事和監事薪酬表中反映。對於各年其餘的二位，二位和二位的薪酬如下：

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
基本工資及津貼	660	930	792
退休福利	28	38	42
	688	968	834

在有關期間，每個董事(包括五位最高薪員工)的年度酬金均介於港幣零元至一百萬元(約合人民幣零元至九十萬元)。

在有關期間，五位最高薪酬人員(包括董事和員工)均未獲得酬金以作為加目標公司或離開目標公司的損失補償。

9 人工成本

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
工資、薪金及福利	90,213	79,912	86,495
退休金成本－設定供款計劃	8,523	9,551	15,201
補充退休福利責任 *(附註10)*	3,650	2,510	1,940
住房公積金供款	5,801	5,639	5,576
	108,187	97,612	109,212
員工人數	772	761	775

	截至二零零七年十二月三十一日止年度					
董事及監事姓名	董事袍金	董事花紅	員工薪金及福利津貼(含雇主供款)	員工酬情獎金	員工退休計劃的雇主供款	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
董事會主席						
孫湧濤*	–	–	–	–	–	–
執行董事						
杜國洪(i)	–	–	184	266	21	471
於曉春*	–	–	–	–	–	–
黄源昌*	–	–	–	–	–	–
李　倩	–	–	55	227	21	303
監事						
李勁松*	–	–	–	–	–	–
許沈生(i)	–	–	184	266	21	471
劉　茜*	–	–	–	–	–	–
俞金生(i)	–	–	162	234	21	471
胡彥周	–	–	59	217	21	297

*　這些董事和監事是集團公司的雇員，並由集團公司支付薪酬。由於目標公司董事認為無法準確的將其提供的服務在目標集團與集團公司之間進行分配，因此未將此薪酬進行分配。

(i)　這些董事和監事二零零七年度的員工酬情獎金有待上級機構的最終審批。

於有關期間，概無任何董事放棄或同意放棄任何薪酬，亦無任何董事獲得任何酬金作為離開公司補償。

董事及監事姓名	截至二零零六年十二月三十一日止年度 董事袍金	董事花紅	員工薪金及福利津貼(含雇主供款)	員工酬情獎金	員工退休計劃的雇主供款	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
董事會主席						
孫湧濤*	—	—	—	—	—	—
執行董事						
杜國洪	—	—	184	344	19	547
於曉春*	—	—	—	—	—	—
黃源昌*	—	—	—	—	—	—
李　倩	—	—	57	215	19	291
監事						
李勁松*	—	—	—	—	—	—
許沈生	—	—	184	344	19	547
劉　茜*	—	—	—	—	—	—
俞金生	—	—	162	303	19	484
胡彥周	—	—	61	204	19	284

8 董事、監事及高級管理層薪酬

(1) 董事及監事薪酬

截至二零零五年十二月三十一日、二零零六年十二月三十一日、二零零七年十二月三十一日止各年度，目標公司董事及監事薪酬如下(含税)：

	截至二零零五年十二月三十一日止年度					
董事及監事姓名	董事袍金	董事花紅	員工薪金及福利津貼(含雇主供款)	員工酌情獎金	員工退休計劃的雇主供款	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
董事會主席						
孫湧濤*	—	—	—	—	—	—
執行董事						
杜國洪	—	—	145	221	15	381
於曉春*	—	—	—	—	—	—
黃源昌*	—	—	—	—	—	—
李倩	—	—	57	194	14	265
監事						
李勁松*	—	—	—	—	—	—
許沈生	—	—	145	221	15	381
劉茜*	—	—	—	—	—	—
俞金生	—	—	131	199	15	345
胡彥周	—	—	60	188	15	263

5 分部資料

目標集團僅有一個業務分部—為各民航公司和其他航空業公司提供結算、清算服務及相關信息系統開發與支持服務。目標集團的主要的運營決策者為董事長。由董事長檢查的收入信息與綜合財務報表上的一致。因此目標集團並未準備截至二零零五年十二月三十一日、二零零六年十二月三十一日、二零零七年十二月三十一日止年度的分佈信息。由於目標集團的收入主要來自中華人民共和國，因此其僅在一個地區運營，相應財務報表並無呈列任何地域分部數據。

6 收入

收入主要由目標集團為各民航公司和其他航空業公司提供結算、清算服務及相關信息系統開發與支持服務收取的服務費構成。

7 除稅前利潤

目標集團除稅前利潤已扣除／(計入)下列各項：

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
扣除：			
折舊	23,095	23,671	15,062
無形資產攤銷	1,079	1,047	1,195
租賃土地使用權攤銷	894	67	404
出售物業、機器及設備損	56	205	204
人工成本 *(附註9)*	108,187	97,612	109,212
核數師酬金	112	112	112
記入：			
利息收入	(9,824)	(8,780)	(8,035)
匯兑收入，淨額	(10,951)	(16,298)	(3,614)
沖回應收賬款、其它應收款和其它流動資產減值準備	(3,937)	(929)	(2.606)
財務擔保責任沖回 *(附註12)*	(67,676)	—	—

(b) ***資產減值損失***

在各資產負債表日期，目標集團同時參考內部與外部數據以評估資產是否出現了減值跡像。若存在該等跡象，則須估計相關資產的可回收金額以及確認減值損失，將資產的賬面金額減至可回收金額。相應地，如果先前的估計的可回收金額有重大變化，未來的折舊費用將會改變。

(c) ***公平值***

目標集團估計的以公允價值計量財務資產和財務負債包括應收賬款、應收母公司及同系附屬公司款項、其它應收款和其它流動資產、應付賬款、其它應付款和其它流動負債。這些公允價值均由其合約性未來現金流按照類似金融工具現在市場利率折現得出。如果先前的估計市場利率有重大變化，未來的價值將會改變。

(d) ***所得稅和遞延所得稅***

目標集團需要在中華人民共和國司法權區繳納所得稅。在釐定所得稅撥備時，需要作出重大判斷。在一般業務過程中，有許多交易和計算所涉及的最終稅務釐定都是不確定的。目標集團根據對是否需要繳付額外稅款的估計，就預期稅務審計項目確認負債。如此等事件的最終稅務後果與最初記錄的金額不同，此等差額將影響作出此等釐定期間的所得稅和遞延稅撥備。

(e) ***退休金福利***

退休金責任的現值視乎多個因素決定，此等因素根據精算基準利用多項假設而釐定。釐定退休金淨成本(收入)所採用的假設包括相關的計劃資產的預計長期回報率以及貼現率。此等假設的任何改變將影響退休金責任的賬面值。

目標集團釐定在每年年終時的適當貼現率。這是用以釐定預期需要支付退休金負債的估計未來現金流量的現值應採用的利率。在釐定適當的貼現率時，目標集團會考慮以福利將會支付的幣值為單位且到期年期接近有關的退休金負債年期的中國政府債券的利率。

其他有關退休金責任的關鍵假設，部份根據當時的市場環境決定。額外資料披露於附註10。

- 利息收入依據銀行存款本金及適用利率，以時間比例為基準確認；及

- 股息收入在收取款項的權利確定時確認。

3.17 政府補貼

當能夠合理地保證政府補貼將可收取，而集團將會符合所有附帶條件時，將政府提供的補助按其公平值確認入賬。與成本有關之政府補貼遞延入賬，並按擬補償之成本配合所需期間在損益賬中確認。

3.18 股息分派

向目標公司股東分派的股息在股息獲目標公司董事批准的期間內於目標集團的財務報表內列為負債。

4　關鍵會計估算及判斷

目標集團對未來作出估算和假設。所得的會計估算如其定義，很少會與其實際結果相同。很大機會導致下個財政年度的資產和負債的賬面值作出重大調整的估算和假設討論如下。

(a)　物業、機器及設備折舊

目標集團的物業、機器及設備採取足以沖銷其成本減去累積減值虧損以及估計剩餘價值後的價值的折舊率按直線法以其估計可使用年期進行折舊。目標集團定期審閱固定資產的可用年期，以確保折舊方法和折舊率符合相關物業、機器及設備產生經濟效益的模式。目標集團在附註3.5所列的對於物業、機器及設的可用年期的估計乃基於目標集團使用同類資產的歷史經驗，並考慮預期的技術變化。如果先前的估計有重大變化，未來的折舊費用將會改變。

3.15 撥備

在出現以下情況時，就法律索償作出撥備：目標集團因已發生的事件而產生現有的法律或推定責任；有可能需要資源流出以償付責任；金額已被可靠估計。

如有多項類似責任，其需要在償付中流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別所包含的任何一個項目相關的資源流出的可能性極低，仍須確認撥備。

撥備採用稅前利率按照預期需償付有關責任的開支的現值計量，該利率反映當時市場對金錢時間值和有關責任固有風險的評估。隨著時間過去而增加的撥備確認為利息開支。

3.16 收入確認

收入指目標集團在通常活動過程中出售服務的已收或應收代價的公平值。收入在扣除增值稅、退貨、回扣和折扣，以及對銷集團內部銷售後列賬。

當收入的數額能夠可靠計量、未來經濟利益有可能流入有關實體，而目標集團每項活動均符合具體條件時(如下文所述)， 目標集團便會將收入確認。除非與銷售有關的所有或然事項均已解決，否則收入的數額不被視為能夠可靠計量。目標集團會根據其往績並考慮客戶類別、交易種類和每項安排的特點作出估計。

- 目標集團提供會計支持、結算和清算服務。此收入在服務提供時確認；

- 為客戶開發信息系統的收入按照完工百分比法在其能夠可靠計量時予以確認。完工百分比即截至該日止已提供的服務所發生的成本佔將予提供的總服務所需要的成本的百分比。當提供服務所產生的產出無法可靠計量時，收入僅按照可以收回的費用加以確認。當預期執行合約將導致虧損時，則需要將預期的全部虧損記入損益表；

(b) 界定福利計劃

二零零七年十月三十一日以前，目標集團酌情向一九九四年至二零零七年退休的員工提供補充退休福利。這些酌情提供的補充福利僅在員工退休時考慮是否予以提供。該等補充福利的提供主要依據年齡、服務年限和工資待遇等釐定。此等補充退休福利記錄為界定福利計劃。

未來應付的福利款項的淨現值按目標集團於員工退休時向其完全支付退休福利款項得出。

在資產負債表內就有關界定退休福利而確認的負債，為資產負債表日界定福利責任的現值，並就未確認的過往服務成本和未確認的精算損益作出調整。界定福利責任由獨立精算師利用預計單位貸記法計算。界定福利責任的現值利用將用以支付福利的貨幣為單位計值且到期日與有關之退休負債的年期近似的高質素債券的利率，將估計未來現金流出量貼現計算。根據經驗而調整的精算盈虧以及精算假設的變動超過界定福利責任10%時確認在損益表中。過往服務成本即時確認在損益表。

這些補充退休福利義務在重組完成時由集團公司承擔(附註1(b))。自二零零七年十月三十一日起，目標集團將不會再向其員工提供任何酌情補充退休福利。

(ii) 住房公積金

目標集團的全職雇員均有權參加多項政府資助的住房基金計劃。目標集團每月按雇員薪金若干百分比向該等基金供款。目標集團就該等基金的責任以各期間應付的供款為限。

3.13 *當期所得稅和遞延所得稅*

當期所得稅費用依目標公司及其附屬公司運營及產生應課稅收入的國家於資產負債表日頒布或事實頒布上的稅法為依據計算得到。管理層就適用稅務法例詮釋所規限的情況定期評估報稅表的狀況，並在適用情況下根據預期須向稅務機關支付的稅款設定撥備。

遞延所得稅利用負債法就資產和負債的稅基與資產和負債在綜合財務報表的賬面值之差額產生的暫時差異全數撥備。然而，若遞延所得稅來自在交易（不包括企業合併）中對資產或負債的初步確認，而在交易時不影響會計損益或應課稅盈虧，則不作記賬。遞延稅項採用在資產負債表日前已頒布或實質頒布，並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率（及法例）而釐定。

遞延所得稅資產是就可能有未來應課稅盈利而就此可使用暫時差異而確認。

遞延稅項就附屬公司投資產生之暫時差異而撥備，但假若目標集團可以控制暫時差異之撥回時間，而暫時差異在可預見將來有可能不會撥回則除外。

3.14 *員工福利*

(i)　退休福利責任

(a)　界定供款計劃

目標集團的全職員工享有政府資助的退休金計劃和保險公司管理的補充退休金計劃，據此，雇員根據若干計算方式享有每月支付的退休金。有關政府機構和保險公司須負責向該等已退休員工支付退休金。目標集團每月向該等退休金計劃供款。

對於界定供款計劃，目標集團以強制性、合約性或自願性方式向公開或私人管理的退休保險計劃供款。目標集團作出供款後，即無進一步付款責任。供款在應付時確認為雇員福利開支。

目標集團在每個資產負債表日評估是否有客觀證據證明某項財務資產或某組財務資產經已減值。對於分類為可供出售的股權證券，證券公平值若大幅度或長期跌至低於其成本值，會被視為證券已經顯示減值。若可供出售財務資產存在此等證據，累計虧損—按收購成本與當時公平值的差額，減該財務資產之前在損益表確認的任何減值虧損計算—自權益中剔除並在損益表記賬。在損益表確認的股權工具減值虧損不會透過損益表撥回。應收賬款的減值測試在附註3.10中說明。

3.10 應收賬款及其它應收款

應收賬款及其它應收款初步以公平值確認，其後利用實際利率法按攤余成本扣除減值撥備計量。當有客觀證據證明目標集團將無法按應收款的原有條款收回所有款項時，即就應收賬款及其它應收款設定減值撥備。債務人之重大財務困難、債務人可能破產或進行財務重組，以及拖欠或逾期付款，均被視為是應收賬款已減值的跡象。撥備金額為資產之賬面值與按原實際利率折現之估計未來現金流量之現值之差額。資產的賬面值透過使用備付賬戶削減，而有關的虧損數額則在損益表中確認。如一項應收賬款及其他應收賬款無法收回，其會與應收賬款內的備付賬戶撇銷。之前已撇銷的款項如其後收回，將在回損益表中撥回。

3.11 現金及現金等價物

現金及現金等價物包括手頭現金、銀行通知存款。

3.12 應付賬款及其他應付款

應付賬款及其他應付款初步以公平值確認，其後利用實際利息法按攤銷成本計量。

定期購入及出售的財務資產在交易日確認－交易日指目標集團承諾購入或出售該資產之日。對於並非按公平值透過損益記賬的所有財務資產，其投資初步按公平值加交易成本確認。按公平值透過損益記賬的財務資產，初步按公平值確認，而交易成本則在損益表支銷。當從投資收取現金流量的權利經已到期或經已轉讓，而目標集團已將擁有權的所有風險和回報實際轉讓時，財務資產即終止確認。可供出售財務資產及按公平值透過損益記賬的財務資產其後則按公平值列賬。

來自「按公平值透過損益記賬的財務資產」類別的公平值變動所產生的盈虧，列入產生期間損益表內。來自按公平值透過損益記賬的財務資產的股息，當目標集團收取有關款項的權利確定時，在損益表內確認。

以外幣為單位並分類為可供出售的貨幣性證券的公平值變動，按照證券的攤銷成本變動與該證券賬面值的其他變動所產生的匯兑差額進行分析。貨幣性證券的匯兑差額在收益表確認；非貨幣性證券的匯兑差額在權益中確認。

分類為可供出售的貨幣性及非貨幣性證券的公平值變動在權益中確認。

當分類為可供出售的證券售出或減值時，在權益中確認的累計公平值調整列入損益表內作為投資證券的盈虧。

可供出售證券利用實際利率法計算的利息在損益表內確認為部份其它收入。至於可供出售權益工具的股息，當目標集團收取有關款項的權利確定時，在損益表內確認為部份其它收入。

有報價之投資的公平值根據當時的買盤價計算。若某項財務資產的市場並不活躍(及就非上市證券而言)，目標集團利用重估技術設定公平值。這些技術包括利用近期公平原則交易、參考大致相同的其它工具、貼現現金流量分析法和期權定價模式，充份利用市場數據而儘量少依賴實體特有的數據。

3.9 *財務資產*

目標集團將其財務資產分類為以下類別：按公平值透過損益記賬、持至到期日財務資產、貸款及應收款，以及可供出售財務資產。分類視乎購入財務資產之目的。管理層在初始確認時釐定財務資產的分類。

(a) *按公平值透過損益記賬的財務資產*

按公平值透過損益記賬的財務資產指持有作買賣用途的財務資產。財務資產若在購入時主要用作在短期內出售，則分類為此類別。在此類別的資產分類為流動資產。

(b) *持至到期日財務資產*

持至到期日財務資產為有固定或可釐定付款以及固定到期日的非衍生財務資產，而目標集團管理層有明確意向及能力持有至到期日。如目標集團將出售持至到期日財務資產非微不足道的數額，整個類別將被重新分類為可供出售。除了到期日由資產負債表日起計不足12個月的持至到期日財務資產分類為流動資產外，此等資產列入非流動資產內。持至到期日財務資產以實際利率法按攤余成本列賬。

(c) *貸款及應收款*

貸款及應收款為有固定或可釐定付款且沒有在活躍市場上報價的非衍生財務資產。此等項目包括在流動資產內，但若到期日由資產負債表日起計超過12個月者，則分類為非流動資產。貸款及應收款利用實際利率法按攤余成本列賬。

(d) *可供出售財務資產*

可供出售財務資產為被指定作此類別或並無分類為任何其它類別之非衍生工具。除非管理層有意在資產負債表日後12個月內出售該項投資，否則此等資產列在非流動資產內。

3.6 *無形資產*

無形資產主要是購入的電腦軟件。

購入的電腦軟件牌照按購入及使該特定軟件達到可使用時所產生的成本作資本化處理。此等成本按估計可使用年期為五年並按直線法攤銷。

為重新取得或維持企業根據其初始運行標準估計而預計現存軟件系統所能帶來的未來經濟利益有關的成本在產生時確認為費用。

3.7 *租賃土地使用權*

租賃土地使用權是在中國的土地使用權的購入成本，按成本減累計攤銷和減值損失計量。成本系為獲得此中華人民共和國土地使用權而支付價款。土地使用權的攤銷是在土地使用權期限內按直線法計算。

3.8 *非財務資產的減值*

沒有確定使用年期或尚未可供使用之資產無需攤銷，但最少每年就減值進行測試，及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。須作攤銷之資產，當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之間較高者為准。於評估減值時，資產按可分開識辨現金流量(現金產生單位)的最低層次組合。已蒙受減值的非財務資產在每個報告日期均就減值是否可以撥回進行檢討。

非貨幣性財務資產及負債的換算差額呈報為公平值盈虧的一部份。非貨幣性財務資產及負債（例如按公平值持有透過損益記賬的權益工具）的換算差額在損益表中呈報為公平值盈虧的一部份。非貨幣性財務資產（例如分類為可供出售的權益）的換算差額包括在權益中可供出售儲備內。

3.5　物業、機器及設備

物業、機器及設備按歷史成本減折舊和減值虧損列賬。歷史成本包括收購該項目直接應佔的開支及使該項目達到工作狀態和運送至使用地點而需要的直接費用。

其後成本只有在與該項目有關的未來經濟利益有可能流入目標集團，而該項目的成本能可靠計量時，才包括在資產的賬面值或確認為獨立資產。已更換零件的賬面值已被剔除入賬。所有其它維修及保養在產生的財政期間內於損益表支銷。

資產的折舊採用以下的估計可使用年期將成本按直線法分攤至剩餘價值計算：

房屋建築物	30年
汽車	6年
辦公設備	4至8年
電子設備	4至5年

資產的剩餘價值及可使用年期在每個資產負債表日進行檢討，及在適當時調整。

若資產的賬面值高於其估計可收回價值，其賬面值實時撇減至可收回金額*（附註3.8）*。

出售盈虧按所得款與賬面值的差額釐定，並在損益表中確認。

在建工程按成本計量。成本包括建造和收購成本及由在建造、安裝和調試期間產生的借款費用。在建工程達到預計可使用狀態前不計提折舊。

集團內公司之間的交易、交易的餘額及未實現收入予以對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與目標集團採用的政策符合一致。

在目標公司之資產負債表內，於附屬公司之投資按成本值扣除減值虧損準備列賬。附屬公司之業績由目標公司按已收及應收股息入賬。

3.3 *分部報告*

業務分部指從事提供產品或服務的一組資產和業務，而產品或服務的風險和回報與其它業務分部的不同。地區分部指在某個特定經濟環境中從事提供產品或服務，其產品或服務的風險和回報與在其它經濟環境中營運的分部的不同。

3.4 *外幣匯兑*

(a) *功能和列賬貨幣*

目標集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。綜合財務報表以人民幣呈報，人民幣為目標公司的功能及列賬貨幣。

(b) *交易及餘額*

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的匯兑盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兑盈虧在損益表確認。

以外幣為單位被分類為可供出售的貨幣性證券的公平值變動，按照證券的攤銷成本變動與該證券賬面值的其它變動所產生的匯兑差額進行分析。與攤銷成本變動有關的匯兑差額確認為盈利或虧損，賬面值的其它變動則於權益中確認。

- 國際財務報告詮釋委員會－詮釋11「國際財務報告準則2－集團及庫存股份交易」(由二零零七年三月一日起生效)；
- 國際財務報告詮釋委員會－詮釋 12「服務特許權的安排」(由二零零八年一月一日起生效)；
- 國際財務報告詮釋委員會－詮釋 13「客戶忠誠度計劃」(由二零零八年七月一日起生效)；
- 國際財務報告準則3 (修訂)「企業合併」(適用於企業合併的收購日期是在二零零九年七月一日或以後開始的首個年度報告期間或以後)；
- 國際財務報告詮釋委員會－詮釋14「國際會計準則19－界定福利資產限額、最低資金要求及兩者相互關係」(由二零零八年一月一日起生效)；及
- 國際報告準則2 (修訂)「以股份為基礎的支付－給予條件和取消」(由二零零九年一月一日起生效)。

3.2　綜合賬目

綜合財務報表包括目標公司及其所有附屬公司截至同一年度末的財務報表。

附屬公司指目標集團有權管控其財政及營運政策的所有實體，一般附帶超過半數投票權的股權。在評定目標集團是否控制另一實體時，目前可行使或可兑換的潛在投票權的存在及影響均予考慮。附屬公司在控制權轉移至目標集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

除重組因視同共同控制交易而以附註2所列示的編製基準予以記錄外，會計收購法乃用作目標集團收購附屬公司的入賬方法。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以彼等於收購日期的公平值計量，而不論任何少數股東權益的數額。收購成本超過目標集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公平值，該差額直接在損益表確認。

截至報告日國際財務報告詮釋委員會已頒布了以下新／修訂但未生效的準則或詮釋。目標集團尚未提早採納這些準則或詮釋。

(a) *仍未生效而目標集團亦無提早採納的準則、修訂及對現有準則的詮釋*

以下為已公佈的準則、修訂及對現有準則的詮釋，而目標集團必須在二零零八年一月一日或之後開始的會計期間或較後期間採納，但目標集團並無提早採納：

- 國際財務報告準則8「營運分部」(由二零零九年一月一日起生效)。國際財務報告準則8 取代了國際會計準則14，並將分部報告與美國準則SFAS 131「有關企業分部和相關資料的披露」的規定統一起來。此項新準則要求採用「管理方法」，即分部數據須按照與內部報告所採用的相同基準呈報。目標集團將會由二零零九年一月一日起應用國際財務報告準則8；及

- 國際會計準則1(修訂)「財務報表的呈報」(由二零零九年一月一日起生效)。國際會計準則1(修訂) 規定所有權益擁有人的變動必須在權益變動表中呈列。所有全面收入必須在全面收入報表中，或分開在收益表和全面收入報表中呈列。此項修訂規定如有追溯調整或重新分類的調整，應將最早的可比較期間開始時的財務狀況報表在整份財務報表中呈列。但此項修訂沒有改變其它國際財務報告準則對特定交易和其它事項的確認、計量或披露規定。目標集團將會由二零零九年一月一日起應用國際會計準則1(修訂)。

(b) *仍未生效且與目標集團二零零七年營運無關的準則、修訂及對現有準則的詮釋*

- 國際會計準則23(修訂)「借貸成本」(由二零零九年一月一日起生效)；

- 國際會計準則27(修訂)「綜合及獨立財務報表」(由二零零九年七月一日或之後開始的年度期間起生效)；

- 國際會計準則32(修訂)及國際會計準則1(修訂)「不可贖回金融工具」(由二零零九年一月一日起生效)；

3　重要會計政策摘要

編製本綜合財務報表採用的主要會計政策載於下文。除另有説明外，此等政策在所呈報的所有年度內貫徹應用。

3.1　編製基準

目標集團的財務資料依據首次採用國際財務報告準則的規定編製。財務資料按歷史成本法編製。目標集團依據國際財務報告準則1「首次採用國際財務報告準則」編製財務資料。本財務資料是目標集團首份根據國際財務報告準則編製的財務報告。

目標公司董事已根據中國會計準則編製了目標公司截至二零零七十二月三十一日年度綜合財務報表。中國會計準則在一些方面與國際財務報告準則存在差異。差異調整及對由中國準則轉為國際財務報告準則對目標集團權益及税後淨利潤的影響的描述如下：

	於二零零七年十二月三十一日總權益	截至二零零七年十二月三十一日年度税後淨利潤
中國準則金額	767,347	60,741
準則調整：		
非流動資產評估的沖回	(63,569)	2,468
補充退休福利責任的確認	—	(2,336)
其它	—	601
收入和費用的截止性調整及相關税務影響	(4,404)	2,424
國際財務報告準則金額	699,374	63,898

編製符合國際財務報告準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用目標集團的會計政策過程中行使其判斷。涉及高度的判斷或涉及高度複雜性的範疇，或涉及對綜合財務報表屬重大假設和估算的範疇，在附註4中披露。

2 呈報基準

按照重組方案，原結算中心、開發中心和服務中心的主營業務由目標公司及其附屬公司繼續經營。由於這些主營業務和組成目標集團的公司均完全由集團公司全資擁有及控制，因此該重組被視作以權益合併之相近方式在共同控制下的重組。

目標集團有關期間的財務資料均以權益合併為基礎編製，即視為於整個有關期間均按目標公司為其附屬公司的母公司，並由其共同組成目標集團而編製。

如上文附註1(b)所述之按照重組方案剝離至集團公司的與主營業務無關的資產和負債，由於其擁有不同並獨立的管理體系負責這些資產及其日常經營，並單獨核算或有獨立的會計記錄，所以未包括於目標集團有關期間的財務資料中，即視為這些資產和負債為自主經營，其性質與主營業務完全不同，並且根據重組方案由集團公司或其附屬公司所持有。

財務資料中包括附註1(b)中所述歷史上與主營業務相關的其它應付款及補充退休福利責任。這些負債重組後已由集團公司承擔，並未轉入目標公司，由於這些負債與主營業務相關，他們被包含在有關期間的財務資料中，並列示為重組完成後權益持有人的貢獻。

(b) *目標集團重組*

目標集團經營的主營業務，在目標集團重組前由中國航空結算中心(「結算中心」)、北京亞科技術開發中心(「開發中心」)及北京航遠航空服務中心(「服務中心」)(統稱「前身公司」)從事。他們均為由集團公司所有並最終控制，並受中國國有資產監督管理委員會監管的國有企業。

根據重組，目標公司及其附屬公司成立並繼續經營主營業務。

作為重組的一部分，集團公司或其附屬公司保留以下與主營業務無關的資產：

(i) 部分物業所有權，包括停車位及居住用房產；及

(ii) 權益性投資和有價證券。

此外，以下由主營業務產生的負債由集團公司在重組完成時承擔：

(i) 長賬齡其他應付款約人民幣174,115,000元；及

(ii) 對退休員工的補充退休福利責任約人民幣15,550,000元抵減相應的所得税影響約人民幣3,888,000元。

在剝離如上所列資產和負債後，前身公司的淨資產由目標集團相應實體接收。

重組於二零零七年十月三十一日完成，目標公司成為其兩附屬公司的控股母公司，並共同組成目標集團。

II. 財務資料附註

1 目標集團，重組及主要業務

(a) 目標集團背景

根據下文附註1(b)所列之重組，目標公司是根據中華人民共和國公司法於二零零七年十月二十六日在中國註冊成立的有限責任公司。目標集團主要為各民航公司和其他航空業公司提供結算、清算服務及相關信息系統開發與支持服務(「主營業務」)。目標公司董事認為於中國境內成立的國有企業中國民航信息集團公司(「集團公司」)為目標公司的母公司和最終控股股東。目標公司的註冊地址為中華人民共和國北京市朝陽區西垻河北里12號樓。

於二零零七年十二月三十一日，目標公司持有如下附屬公司直接權益，該等附屬公司均為依中華人民共和國公司法於中國境內註冊成立的有限責任公司。

名稱	註冊成立日	註冊／運營地點	持有權益	實收資本 人民幣	主要業務	審計師
直接持有：						
北京亞科技術開發有限責任公司	二零零七年十月三十日	中國，北京	100%	16,121,600	信息系統開發與支持服務	中瑞岳華會計師事務所
北京航遠航空服務有限責任公司	二零零七年十月三十一日	中國，北京	100%	1,500,000	機票和酒店代理服務	中瑞岳華會計師事務所

註： 作為重組方案的一部分，北京亞科技術開發有限公司和北京航遠航空服務有限公司為根據中華人民共和國公司法分別於二零零七年十月三十日和二零零七年十月三十一日註冊成立的有限責任公司。

目標集團的主要業務均在中國發生。

綜合現金流量表

		截至十二月三十一日止年度		
		二零零五年	二零零六年	二零零七年
	附註	人民幣千元	人民幣千元	人民幣千元
經營活動之現金流量				
經營活動提供之現金	27	241	90,992	510,803
所得稅支出		(24,637)	(53,384)	(29,708)
經營活動提供／(使用)之現金流量淨額		(24,396)	37,608	481,095
投資活動之現金流量				
購買物業、廠房、設備及無形資產及預付土地使用費		(6,551)	(38,655)	(12,287)
利息收入		9,824	8,780	8,035
出售物業、廠房及設備所得款項		26	169	—
投資活動提供／(使用)之現金流量淨額		3,299	(29,706)	(4,252)
籌資活動之現金流量				
權益持有人投入	24(c)	26,780	2,378	22,590
籌資活動提供之現金流量淨額		26,780	2,378	22,590
現金及現金等價物增加淨額		5,683	10,280	499,433
年初現金及現金等價物		12,210	17,893	28,173
年終現金及現金等價物		17,893	28,173	527,606

綜合股東權益變動表

		重組後所有者權益				
		股本	儲備	留存收益	重組前所有者權益	股東權益合計
		(附註24)	(附註24)		(附註24)	
	附註	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
二零零五年一月一日餘額		–	–	–	198,482	198,482
本年利潤		–	–	–	123,190	123,190
公司權益持有人投入	24 (c)	–	–	–	26,780	26,780
二零零五年十二月三十一日餘額		–	–	–	348,452	348,452
二零零六年一月一日餘額		–	–	–	348,452	348,452
本年利潤		–	–	–	65,223	65,223
公司權益持有人投入	24 (c)	–	–	–	2,378	2,378
二零零六年十二月三十一日餘額		–	–	–	416,053	416,053
二零零七年一月一日餘額		–	–	–	416,053	416,053
本年利潤		–	–	1,878	62,020	63,898
公司權益持有人投入	24 (c)	–	–	–	219,423	219,423
公司改制淨資產轉增實收資本		759,785	(62,289)	–	(697,496)	–
二零零七年十二月三十一日餘額		759,785	(62,289)	1,878	–	699,374

		於十二月三十一日		
		二零零五年	二零零六年	二零零七年
	附註	人民幣千元	人民幣千元	人民幣千元
負債				
非流動負債				
補充退休福利責任	10	11,410	13,360	—
非流動負債合計		11,410	13,360	—
流動負債				
應付賬款	25	80	577	2,756
應付附屬公司		10,715	—	4,008
其它應付款和				
其它流動負債	26	761,867	538,154	339,799
補充退休福利責任	10	540	560	—
應交所得税		71,054	55,853	65,367
流動負債合計		844,256	595,144	411,930
負債合計		855,666	608,504	411,930
權益及負債合計		1,196,056	1,017,799	1,103,427
流動資產淨值		226,341	277,747	553,130
總資產減流動負債		351,800	422,655	691,497

資產負債表

	附註	於十二月三十一日 二零零五年 人民幣千元	二零零六年 人民幣千元	二零零七年 人民幣千元
資產				
非流動資產				
物業、廠房及設備，淨額	13	113,783	106,522	103,370
無形資產，淨額	14	1,232	3,675	4,604
租賃土地使用權，淨額	15	—	20,122	19,718
於附屬公司的投資	16	6,500	6,500	7,728
遞延所得稅資產	17	3,944	8,089	2,947
非流動資產合計		125,459	144,908	138,367
流動資產				
應收賬款，淨額	18	9,074	5,842	9,404
應收母公司及同系附屬公司款項	19	580,347	530,795	11,003
應收附屬公司	20	5,441	1,768	—
其它應收款和其它流動資產，淨額	21	462,949	316,366	423,068
現金及現金等價物	22	12,786	18,120	521,585
流動資產合計		1,070,597	872,891	965,060
資產合計		1,196,056	1,017,799	1,103,427
權益				
目標公司權益持有人應佔資本及儲備				
實收資本	23	—	—	759,785
儲備		—	—	(73,104)
留存收益		—	—	4,816
重組前所有者權益		340,390	409,295	—
權益合計	24	340,390	409,295	691,497

		於十二月三十一日		
		二零零五年	二零零六年	二零零七年
	附註	人民幣千元	人民幣千元	人民幣千元
負債				
非流動負債	10			
補充退休福利責任		11,410	13,360	—
非流動負債合計		11,410	13,360	—
流動負債				
應付賬款	25	250	1,513	2,957
其它應付款和其它流動負債	26	767,447	544,849	346,213
補充退休福利責任	10	540	560	—
應交所得稅		76,126	58,104	65,926
流動負債合計		844,363	605,026	415,096
負債合計		855,773	618,386	415,096
權益及負債合計		1,204,225	1,034,439	1,114,470
流動資產淨額		237,808	288,682	567,330
總資產減流動負債		359,862	429,413	699,374

綜合資產負債表

	附註	截至十二月三十一日 二零零五年 人民幣千元	二零零六年 人民幣千元	二零零七年 人民幣千元
資產				
非流動資產				
物業、廠房及設備，淨額	13	116,799	108,845	104,775
無形資產，淨額	14	1,311	3,675	4,604
租賃土地使用權，淨額	15	—	20,122	19,718
遞延所得税資產	17	3,944	8,089	2,947
非流動資產合計		122,054	140,731	132,044
流動資產				
應收賬款，淨額	18	12,264	8,081	10,765
應收母公司及同系附屬公司款項	19	588,965	540,675	20,803
其它應收款和其它流動資產，淨額	21	463,049	316,779	423,252
現金及現金等價物	22	17,893	28,173	527,606
流動資產合計		1,082,171	893,708	982,426
資產合計		1,204,225	1,034,439	1,114,470
權益				
目標公司權益持有人				
應佔資本及儲備				
實收資本	23	—	—	759,785
儲備		—	—	(62,289)
留存收益		—	—	1,878
重組前所有者權益		348,452	416,053	—
權益合計	24	348,452	416,053	699,374

I. 目標集團財務報表

綜合損益表

	附註	截至十二月三十一日止年度 二零零五年 人民幣千元	二零零六年 人民幣千元	二零零七年 人民幣千元
收入	6	245,707	255,926	273,485
人工成本	9	(108,187)	(97,612)	(109,212)
營業稅金及附加		(13,262)	(13,536)	(14,216)
折舊及攤銷		(25,068)	(24,785)	(16,661)
技術支持及維護費		(8,579)	(9,919)	(9,043)
物業管理費		(9,197)	(9,974)	(10,530)
其它收入		3,236	—	—
其它營業成本		(21,647)	(28,738)	(22,618)
營業利潤		63,003	71,362	91,205
財務收入		20,775	25,078	11,649
沖回財務擔保責任	12	67,676	—	—
除稅前利潤	7	151,454	96,440	102,854
所得稅	11	(28,264)	(31,217)	(38,956)
除稅後利潤及目標公司年內權益持有人應佔盈利		123,190	65,223	63,898

為此建議收購，目標公司董事已按中國企業會計準則(「中國會計準則」)編製了目標集團於二零零四年、二零零五年、二零零六年度和截至二零零七年十月三十一日十個月期間的綜合財務報表。該財務報表已由普華永道中天會計師事務所有限公司審核。根據中國企業會計準則編製的目標集團於二零零七年十二月三十一日的綜合財務報告已由中瑞岳華會計師事務所審核。

財務資料乃按目標集團經審核根據中國會計準則編製之綜合財務資料，進行適當調整而編製的。

董事及管理層的責任

目標公司在有關期間的董事和管理層須負責根據中國會計準則編製及真實而公平地列報目標公司的綜合財務報表。　貴公司董事及目標公司董事須根據國際財務報告準則編製及真實而公平地列報該等財務資料。這些責任包括設計、實施及維護與編製及真實而公平地列報綜合財務報表和編製及真實而公平地列報財務資料相關的內部控制，以使其不存在由於欺詐或錯誤而導致的重大錯誤陳述；選擇和應用適當的會計政策；及按情況作出合理的會計估計。

申報會計師的責任

我們的責任是就財務資料，根據我們的查閱結果，對該等財務資料作出意見並將意見向　閣下報告。我們已查閱目標公司及其附屬公司編製的經審核有關期間中國準則財務報告及編製財務資料時的相關調整，並已按照香港會計師公會(「會計師公會」)頒布的核數指引3.340「招股章程及申報會計師」執行我們認為必需的額外程序。

意見

我們認為，就本報告而言，根據第II節附註2所述的呈報基準所編製的財務資料已真實而公平地反映目標公司與目標集團於二零零五年、二零零六年及二零零七年十二月三十一日的事務狀況，以及目標集團在有關期間的業績和現金流量。

以下為獨立申報會計師羅兵咸永道會計師事務所(香港執業會計師)發出的報告全文，乃編製以供載入本通函。

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓

二零零八年六月十六日

致：中國民航信息網絡股份有限公司

董事會

敬啟者：

本申報會計師(以下簡稱「我們」)謹此就以下第I至III節所載中國航空結算有限責任公司(「目標公司」)及其附屬公司(以下統稱為「目標集團」)的財務資料(「財務資料」)列載報告如下，以供收錄於中國民航信息網絡股份有限公司(「貴公司」或「航信股份」)於二零零八年六月十六日就　貴公司建議收購目標集團(「建議收購」)而刊發的通函(「通函」)內。此等財務資料包括目標集團於二零零五年、二零零六年及二零零七年十二月三十一日的綜合資產負債表、目標公司於二零零五年、二零零六年及二零零七年十二月三十一日的資產負債表，以及目標集團截至二零零五年、二零零六年及二零零七年十二月三十一日止年度各年(「有關期間」)的綜合損益表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其它附註解釋。

目標公司於二零零七年十月二十六日根據中華人民共和國公司法在中華人民共和國(「中國」)註冊成立為有限責任公司。根據第II節附註1所述的集團重組安排(「重組」)，目標公司成為其如第II節附註1(a)所述的附屬公司的控股母公司。

於本報告日期，目標公司於附屬公司中所擁有的直接權益已載列於下文第II節附註1。組成目標集團的公司均採用十二月三十一日為其法定報告及／或管理層報告的財年結束日。

(D) 債務聲明

借款

於二零零八年四月三十日（即本通函付印前為確定其所載有關本債務聲明若干資料之最後可行日期）營業時間結束時，經擴大集團概無任何未償銀行貸款。

聲明

除上述者及本通函另有披露者以及集團內公司間負債外，經擴大集團於二零零八年四月三十日營業時間結束時概無任何已發行及未償還或同意將予發行之借貸資本、銀行透支、押記或債券、按揭、貸款或其他類似債務或任何融資租約承擔、租購承擔、承兑負債（一般商業票據及應付貿易款項除外）、承兑信貸或任何擔保或其他重大或然負債。

(E) 營運資金充足程度

經考慮收購的預期完成及經擴大集團備用之內部資源，本公司董事認為經擴大集團有足夠營運資金以應付目前即自本通函日期起至少十二個月的需求。

(F) 重大不利變動

董事確認，自二零零七年十二月三十一日（即本集團制定最近期發表的經審核年度財務報表的日期）起，本集團的財務或營業狀況均無任何重大不利變動。

員工

於二零零七年十二月三十一日，本集團的員工總數為2,629名。於二零零七年度人工成本為約人民幣271.7百萬元，佔本集團二零零七年總營業成本的約20.2%。

本集團員工(包括執行董事及職工代表監事)的薪酬包括工資、獎金、補充退休金計劃及其它福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工的業績、資歷、職務等因素，對不同的員工(包括執行董事及職工代表監事)執行不同的薪酬標準。目前，並無任何非執行董事收取任何薪酬。然而，非執行董事於任期內產生的任何合理支出將由本公司承擔。獨立非執行董事按現行市價收取本公司薪酬，其於任期內產生任何合理支出將由本公司承擔。

於二零零七年度，本集團繼續為員工提供有關航空旅遊和計算機信息技術專業、工商管理教育等學習機會和提供有關計算機信息技術、個人素質、法律、法規和經濟領域最新進展的培訓。

基本醫療保險規定

於二零零一年二月二十日，中國北京市人民政府發佈了《北京市基本醫療保險規定》(「有關規定」)。由於員工醫療保險之有關辦法須按公司所在地的相應政策執行，本公司北京總部從二零零二年九月一日起執行了有關規定。根據該規定，本公司於二零零七年度支付了合共人民幣8,972,092元(二零零六年度支付了合共人民幣7,162,909元)。董事會認為有關規定實施後對本公司財務狀況沒有構成重大影響。

持有至到期日財務資產

於二零零七年十二月三十一日，本集團持有人民幣1億元3%年利率的國債。國債到期日為二零零八年十二月十八日。

資產抵押

於二零零七年十二月三十一日，本集團並無任何資產抵押。

資本開支

本集團二零零七年度的資本開支約為人民幣623.8百萬元，較二零零六年度的約人民幣159.3百萬元，增加了約人民幣464.5百萬元。本集團二零零七年度的資本開支主要包括根據本集團業務戰略購置所需的硬件、軟件以及基礎設施建設。

董事會估計本集團二零零八年所需的計劃資本開支約為人民幣1,372.0百萬元，主要用於建設北京新營運中心、開發及逐步推行新一代航空旅客服務系統及其他新業務。資本支出計劃的資金來源將包括營運活動產生的內部現金流量。董事會估計二零零八年本集團的資金來源完全能夠滿足資本開支計劃、日常營運和其他目的等所需資金。

外匯風險

本集團的外匯風險來自商業交易和已確認資產和負債。人民幣兑外幣的匯率波動對本集團的經營業績可能帶來影響。

資產負債比率

於二零零七年十二月三十一日，本集團之資產負債比率約為10.8%(二零零六年：10.3%)，該比率是通過將本集團於二零零七年十二月三十一日的總負債除以總資產而得出。

或有負債

於二零零七年十二月三十一日，本集團並無重大或有負債。

二零零七年，本公司已按15%的税率繳納截至二零零七年十二月三十一日止財政年度的企業所得税。如本公司二零零八年三月十三日發佈公告所述，本公司繼續獲確認為二零零七年度「重點軟件企業」之一。根據相關規定，二零零七年15%的税率徵收的企業所得税與按10%的税率徵收的企業所得税的差額將於二零零八年度退還本公司。其影響會在返還發生時的財務報表中進行確認。

本公司權益持有人之應佔盈利

由於上述因素，本公司權益持有人之應佔盈利由二零零六年的約人民幣515.6百萬元增加到二零零七年的約人民幣631.0百萬元，增加了約22.4%。

股息

於二零零八年三月二十八日，董事會建議派發二零零七年度末期現金股息，每股人民幣0.13元，共計人民幣230,920,950元。在派發上述末期股息後，於二零零七年十二月三十一日可供分配之利潤約為人民幣728.6百萬元(二零零六年：人民幣592.5百萬元)。

變現能力與資本結構

下表列述以下年度本集團的現金流量摘要：

	截至十二月三十一日止年度	
	二零零七年	二零零六年
	(人民幣百萬元)	*(人民幣百萬元)*
經營活動提供之現金流量淨額	720.6	650.9
投資活動使用之現金流量淨額	(467.1)	(42.1)
融資活動使用之現金淨額	(256.8)	(217.3)
匯率變動對現金及現金等價物的影響額	(20.8)	(15.2)
現金及現金等價物淨值增加(減少)	(24.0)	376.3

本集團二零零七年的營運資金主要來自經營活動。其中來自經營活動現金流入淨額為人民幣720.6百萬元。

二零零七年本集團沒有任何短期和長期銀行貸款，本集團也沒有使用任何用於對沖目的的金融工具。

於二零零七年十二月三十一日，本集團的現金及現金等價物為人民幣1,209.2百萬元，其中約90.5%、6.5%和2.6%分別以人民幣、美元和港幣計價。

營業成本

二零零七年度營業成本為人民幣1,345.0百萬元，較二零零六年的人民幣1,147.9百萬元，增加了人民幣197.1百萬元或17.2%。營業成本的增加反映如下：

- 折舊及攤銷從二零零六年的人民幣229.2百萬元增長到二零零七年的人民幣243.1百萬元，增長了6.1%，主要是由於二零零七年資本性支出的增加導致計提折舊及攤銷增加；

- 人工成本增加了13.3%，主要由於為支持本集團業務發展而增加了員工數量；

- 技術支持及維護費增加了54.8%，主要由於本公司大型主機和網絡設備增加而使得技術維護費用增加所致；

- 佣金及推廣費用增加了27.8%，主要由於APP、酒店預訂等業務發展和市場推廣計劃成功實施所致；及

- 網絡使用費由二零零六年的人民幣76.5百萬元增長到二零零七年的人民幣83.6百萬元，增長了9.2%，主要是航空信息技術服務業務量增長所致。

由於收入及營業成本的上述變化，本集團的營業利潤由二零零六年的人民幣563.8百萬元增加至二零零七年的人民幣656.9百萬元，增加了人民幣93.1百萬元或16.5%。

企業所得稅

本公司於二零零零年十月在中關村海淀科技園區註冊成立為高新技術企業，並已得到了海淀區國家稅務局的批准，從二零零六年一月一日起按15%的稅率繳納所得稅。

如本公司二零零七年一月三十一日發佈公告所述，本公司獲確認為二零零六年度「國家規劃佈局內重點軟件企業」(「重點軟件企業」)之一，根據相關規定，重點軟件企業在當年未享受免稅優惠的，按10%的優惠稅率繳納企業所得稅，故本公司獲確認為二零零六年重點軟件企業於截至二零零六年十二月三十一日止財政年度可以享有該優惠稅率。本公司已按15%的稅率繳納截至二零零六年十二月三十一日止財政年度的企業所得稅。根據相關規定，15%的稅率徵收的企業所得稅與按10%的稅率徵收的企業所得稅的差額已於二零零七年度退還本公司。其影響已相應地反映在二零零七年財務報表。

(C) 管理層對本集團財務狀況及經營業績的討論與分析概述

閱讀下述討論和分析摘錄自本公司截至二零零七年十二月三十一日止年度之年度報告。財務報表是根據國際財務報告準則編製的。以下討論的歷史業績摘要並不代表對本集團未來業務經營的預測。

概述

截至二零零七年十二月三十一日止年度(「二零零七年度」)本集團稅前利潤約為人民幣718.6百萬元，較截至二零零六年十二月三十一日止年度(「二零零六年」)增加了約14.4%。折舊、攤銷、息稅前盈餘(EBITDA)約為人民幣892.2百萬元，較二零零六年增加了約13.0%。本公司權益持有人應佔盈利約為人民幣631.0百萬元，較二零零六年增加了約22.4%，主要是由於營業利潤增長和所得稅返還所致。

本集團二零零七年度每股基本及攤薄盈利為人民幣0.36元。

總收入

本集團二零零七年度總收入約為人民幣2,001.9百萬元，較二零零六年度總收入約人民幣1,711.7百萬元，增加了約人民幣290.2百萬元或17.0%。增加的主要原因是本公司二零零七年度航空信息技術服務業(「航空信息技術服務」)務量快速增長和旅遊產品分銷，信息技術集成等其他業務收入增長所致。總收入增加之反映如下：

- 航空信息技術服務收入佔本集團二零零七年總收入的80.0%；而二零零六年為81.5%。航空信息技術服務收入由二零零六年的約人民幣1,395.2百萬元增加至二零零七年的約人民幣1,601.2百萬元，增加了約14.8%。

- 數據網絡及其他收入佔本集團二零零七年總收入的20.0%，而二零零六年為18.5%。數據網絡及其他收入由二零零六年的約人民幣316.5百萬元增加至二零零七年的約人民幣400.7百萬元，增加了約26.6%。

(4) 國有及國有控股企業的餘額

與其它國有及國有控股企業的餘額列示如下：

	集團		公司	
公司名稱	**二零零七年**	**二零零六年**	**二零零七年**	**二零零六年**
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
銀行存款	2,058,932	2,064,720	1,880,290	1,912,320

本集團是國有企業。根據修改後的國際會計準則第24號「關聯方披露」，除本集團的下屬公司之外，直接或間接被中國政府控制的其它國有及國有控股企業和其子公司也被定義為本公司及其子公司的關聯方。

本公司及其子公司的主要商業活動都是與國有及國有控股企業進行的。為根據國際會計準則第24號進行關聯方披露的目的，本公司及其子公司已盡可能的通過適當的程序來識別客戶與供貨商是否為國有及國有控股企業。但是很多國有及國有控股企業有多層法人結構並且其所有權結構由於移交和剝離等原因隨著時間發生了改變。然而管理層相信，關於重大關聯方餘額及交易的所有信息已經被充分披露了。

39. 最終控股公司

本公司董事認為於中國境內成立的中國民航信息集團公司為本公司的最終控股公司。

40. 重分類

比較期間會計報表的部分項目已按本年度會計報表的披露方式進行了重分類。

41. 會計報表的批准

此會計報表於二零零八年三月二十八日得到董事會的批准。

(3) 關聯公司的餘額

關聯公司的餘額主要包括應收關聯方款項：

公司名稱	集團 二零零七年 人民幣千元	集團 二零零六年 人民幣千元	公司 二零零七年 人民幣千元	公司 二零零六年 人民幣千元
中國南方航空股份有限公司*(a)*	129,108	18,215	126,854	16,516
中國東方航空股份有限公司*(b)*	67,843	93,685	64,684	92,932
中國國際航空股份有限公司	52,680	77,188	52,667	77,180
海南航空股份有限公司	45,009	39,847	44,973	39,796
四川航空股份有限公司	45,487	3,190	45,587	2,640
深圳航空有限責任公司	25,482	45,204	23,314	45,126

(a) 為本集團與中國南方航空股份有限公司及其附屬公司廈門航空有限公司之間的往來餘額。

(b) 為本集團與中國東方航空股份有限公司及其附屬公司中國東方航空武漢有限責任公司之間的往來餘額。

與關聯公司的往來餘額為無抵押、免息及一般須於六個月內償還。

關聯公司的餘額主要來自上文所述的關聯公司交易。

(2) 關聯公司交易

本集團重大關聯公司交易如下：

(i) 航空信息技術服務及數據網絡服務的收入，上述服務的價格乃按照已經訂立的服務協議或參照中國民用航空局(「民航局」)訂立的計價準則(如適用)再經與關聯公司協商後釐定。

公司名稱	**二零零七年** *人民幣千元*	**二零零六年** *人民幣千元*
中國南方航空股份有限公司*(a)*	347,507	300,552
中國東方航空股份有限公司*(b)*	273,339	246,545
中國國際航空股份有限公司	241,469	226,965
海南航空股份有限公司	146,464	123,533
上海航空股份有限公司	99,295	79,347
深圳航空有限責任公司	101,128	78,464

(a) 為本集團與中國南方航空股份有限公司及其附屬公司廈門航空有限公司之間的交易額。

(b) 為本集團與中國東方航空股份有限公司及其附屬公司中國東方航空武漢有限責任公司之間的交易額。

董事會認為，此等交易是在正常業務中並按一般商業條款與關聯公司進行的。

(ii) 自中國民航信息集團公司租用物業

截至二零零七年十二月三十一日止年度，向中國民航信息集團公司租用物業的經營租賃支出約為人民幣38,608,608元(二零零六年：人民幣38,608,608元)。樓宇經營租賃的租金乃按照與中國民航信息集團公司協議的費率釐定。

(iii) 接受亞科公司提供計算機軟件開發服務

截至二零零七年十二月三十一日止年度，公司接受亞科公司提供的計算機軟件開發服務金額約為人民幣18,800,000元(二零零六年：人民幣18,800,000元)。亞科公司是中國民航信息集團公司間接控制的全資附屬公司。計算機軟件開發服務費的金額乃按照與亞科公司協議的費率釐定。

38. 關聯公司交易

倘一方能夠直接或間接地控制另一方，或有能力對另一方的財務及經營決策施加重大影響，則所涉及之各方為關聯公司。倘有關各方均受同一控制或同一重大影響，則此等各方亦視為關聯公司。

管理層認為與關聯方相關的有意義的信息已充分披露。

(1) 關聯公司

本公司及本集團的主要關聯公司如下：

公司名稱	與本公司關係
中國民航信息集團公司	本公司股東
中國南方航空集團公司	本公司股東
中國南方航空股份有限公司	本公司股東之附屬公司
中國東方航空集團公司	本公司股東
中國東方航空股份有限公司	本公司股東之附屬公司
中國航空集團公司	本公司股東
中國國際航空股份有限公司	本公司股東之附屬公司
廈門航空有限公司	本公司股東
中國東方航空武漢有限責任公司	本公司股東
海南航空股份有限公司	本公司股東
深圳航空有限責任公司	本公司股東
上海航空股份有限公司	本公司股東
四川航空集團公司	本公司股東
四川航空股份有限公司	本公司股東之附屬公司
北京亞科技術開發有限公司(亞科公司)	受同一母公司間接控制

上文所述的資本承諾主要與開發新一代航空旅客服務系統、建設北京新運營中心相關。

於二零零七年十二月三十一日，上述資本承諾中以美元計價的少於人民幣100萬元(二零零六年：零)。

(b) **經營租賃承諾**

於十二月三十一日，本集團有以下經營租賃承諾：

	二零零七年	二零零六年
	人民幣千元	*人民幣千元*
一年內	58,581	17,521
一年至五年	68,264	46,530
合計	126,845	64,051

(c) **設備維護費及技術支持費承諾**

於二零零七年十二月三十一日，本集團設備維護和技術支持費用承諾為人民幣14,417,000元(二零零六年：零)。

公平值估計

本集團的金融工具主要包括現金及現金等價物、短期銀行存款、應收賬款、預付賬款、應收聯營公司及關聯方款項、國債、應付賬款以及應付關聯方款項。

由於本集團金融工具的屆滿期較短，故除國債以外的金融工具的賬面金額於二零零七年十二月三十一日約為其公允價值。

持有至到期日的國債投資是以攤銷成本價值入賬，其於二零零七年十二月三十一日的市價約為人民幣100,560,000元(二零零六年：人民幣100,430,000元)。

36. 分部報表

本集團僅於一個行業內經營業務－在中國提供航空信息技術及相關服務。本集團營運的最高決策人被視為本集團的總經理。總經理審閱的資料與綜合損益表所載資料一致。本集團截至二零零七年及二零零六年十二月三十一日止年度並無編製任何分部損益表。同時，由於本集團的收入主要來自中國，其資產亦位於中國，本集團僅於一個地域內經營業務。因此，本報表並無呈列任何地域分部數據。

37. 承諾事項

(a) 資本性支出承諾

於十二月三十一日，本集團有以下資本性支出承諾：

	二零零七年 *人民幣千元*	二零零六年 *人民幣千元*
已授權且訂約		
一 計算機系統	55,720	7,923
一 房屋	63,437	—
已授權但未訂約		
一 計算機系統	661,692	494,680
一 土地及房屋	628,962	—
合計	1,409,811	502,603

(iii) *信貸風險*

信貸風險乃按照組合方式管理，本集團的信貸風險來自現金及現金等價物、短期銀行存款、應收帳款及應收關聯方款所面臨之信貸風險。這些流動資產的帳面價值乃本集團就金融資產所面對的最大信貸風險。

由於本集團的收入大部分來自本公司股東，因此本集團的應收關聯方款為業務性質，且對方主要是國內各航空公司。這些航空公司多為民航業內的大型國有企業，且還款記錄良好，基於歷史記錄，款項一般於6個月以內收回，基本沒有發生過重大的壞賬損失。於二零零七年十二月三十一日，約62%的應收關聯方餘額集中於本集團的三家最主要的客戶：中國南方航空股份有限公司、中國東方航空股份有限公司和中國國際航空股份有限公司(二零零六年：60%)。

本集團規定其銀行存款須存於有良好聲譽和信用的銀行中。本集團會定期評估銀行的信用。於二零零七年十二月三十一日，約67%的銀行存款集中存於四大國有銀行(二零零六年：66%)。

(iv) *流動資金風險*

本集團主要通過維持充足的現金和銀行存款餘額以應對流動資金風險。於二零零七年十二月三十一日，本集團的現金和現金等價物及短期銀行存款餘額佔總資產的比例約為62%(二零零六年：70%)，足以應付日常的運營所需。本公司董事認為，本集團有充足的現金餘額，面臨的流動資金風險不重大。

資金風險管理

本集團的目的在於維持最佳的資本結構並降低資金成本。

本集團積極並定期的監管資本結構，在充分考慮本集團未來資金需求、資金效果、現在及預期利潤、預期現金流量、預期資金支出及預期戰略投資機會下，保證最佳資本結構及股東回報。

35. 財務風險管理

財務風險因素

本集團的活動面對著多種的財務風險：市場風險(包括外匯風險及利率風險)、信貸風險及流動資金風險。本集團的整體風險管理計劃專注於金融市場的難預測性，並尋求儘量減低對本集團財務表現的潛在不利影響。

本集團財務風險管理由財務部按照董事會制定的整體政策執行。集團財務部通過與集團運營單位的緊密合作，負責確定和評估財務風險。

(i) ***外匯風險***

本集團的功能貨幣為人民幣，除本集團來自國外航空公司的業務收入、向海外供貨商購買機器及設備的款項及若干開支以外幣結算，大部分交易以人民幣結算。本集團透過定期審閱本集團所承擔之淨外匯風險，以控制其外匯風險。

本集團承擔的外匯風險主要與以外幣列示的應收帳款、現金及現金等價物、短期銀行存款及應付帳款相關。這等資產及負債的貨幣分析分別於附註22、28、27和29中披露。

於二零零七年十二月三十一日，如人民幣兑美元及港幣升值／貶值5%，在管理層合理地認為所有其它可變因素維持不變的情形下，截至二零零七年十二月三十一日止年度的除稅後利潤將減少／增加約人民幣11,651,000元，主要是由於以美元和港幣為計算單位的應收帳款、現金及現金等價物、短期銀行存款及應付帳款所引致的匯兑損失。

(ii) ***利率風險***

本集團孳息資產主要為現金及現金等價物、銀行存款和持有的國債。截至二零零七年十二月三十一日止年度，本集團利息收入約為人民幣69,512,000元(二零零六年：67,624,000元)。除此之外，集團的收入及運營現金流量實質上獨立於市場利率變動。本集團短期銀行存款和國債的利率及存款期限已於附註27及附註19內披露。

本集團於二零零七年十二月三十一日無重大借款或非流動債務，因此本集團面臨的利率變動風險不重大。

34. 經營活動之現金流量

	二零零七年 人民幣千元	二零零六年 人民幣千元
稅前利潤	718,591	627,942
就下列各項調整：		
折舊及攤銷	243,111	229,178
出售物業、廠房及設備虧損	6,039	83
利息收入	(69,512)	(67,624)
計提應收賬款減值撥備	1,747	10,608
計提存貨減值準備	—	106
應佔聯營公司收益	(12,991)	(11,727)
匯兑損益	19,149	14,517
流動資產減少(增加)：		
應收賬款	(58,430)	(24,689)
存貨	(4,743)	(1,214)
預付款項及其它流動資產	(5,370)	(4,391)
應收聯營及關聯方款	(95,526)	(36,237)
流動負債增加(減少)：		
應付賬款及預提費用	33,728	20,153
遞延收益	2,726	473
應付關聯方款	11,713	1,733
經營活動提供之現金	790,232	758,911

33. 利潤分配

根據二零零五年十月二十七日修訂並於二零零六年一月一日起施行的《中華人民共和國公司法》和本公司的公司章程，本公司從二零零六年起不再計提公益金。根據財政部二零零六年三月十五日發佈的《關於〈公司法〉施行後有關企業財務處理問題的通知》，本公司於二零零五年十二月三十一日止的公益金貸方結餘，轉作盈餘公積金管理使用。

截至二零零七年十二月三十一日止年度，根據《中華人民共和國公司法》，有關法律規定及公司章程規定，除所得税及少數股東權益後的可供分配淨利潤按以下順序分配：

(i) 彌補以前年度累計虧損(如有)；

(ii) 提取法定公積金；

(iii) 提取任意公積金；

(iv) 分配普通股股利。

對於截至二零零七年十二月三十一日止年度，董事會建議提取的法定公積金及任意公積金已經根據於二零零七年一月一日生效的新《企業會計準則》進行了調整。

對於截止二零零六年十二月三十一日止年度的任意盈餘公積金的提取已經在二零零七年六月五日股東周年大會上通過，該金額已計入截至二零零七年十二月三十一日止年度股東權益並列作留存收益的分配。

對於截至二零零七年十二月三十一日止年度建議提取人民幣118,357,000元任意盈餘公積金一事，需在下一次股東大會上經股東批准。因此，該金額將被列示於截至二零零八年十二月三十一日止年度本集團的會計報表中。

在經上述利潤分配後，於二零零七年十二月三十一日，可供分配之淨利潤約為人民幣959,553,000元(二零零六年：人民幣787,939,000元)。

計入本公司截至二零零七年十二月三十一日止年度會計報表的股東應佔利潤為人民幣591,783,000元(二零零六年：人民幣495,029,000元)。

	資本公積 人民幣千元	法定盈餘公積金 人民幣千元	法定公益金 人民幣千元	任意盈餘公積金 人民幣千元	外幣報表折算差異 人民幣千元	合計 人民幣千元
公司						
二零零六年一月一日	1,194,956	215,928	205,554	291,528	—	1,907,966
法定公益金轉入	—	205,554	(205,554)	—	—	—
留存收益轉入	—	51,478	—	102,779	—	154,257
二零零六年十二月三十一日	1,194,956	472,960	—	394,307	—	2,062,223
轉增實收資本 *(附註31)*	(888,157)	—	—	—	—	(888,157)
留存收益轉入	—	41,469	—	84,117	—	125,586
二零零七年十二月三十一日	306,799	514,429	—	478,424	—	1,299,652

32. 儲備

	資本公積	法定盈餘公積金	法定公益金	任意盈餘公積金	外幣報表折算差異	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
集團						
二零零六年一月一日	1,194,956	218,004	207,330	291,614	(450)	1,911,454
法定公益金轉入	—	207,330	(207,330)	—	—	—
留存收益轉入	—	52,248	—	103,111	—	155,359
外幣報表折算差異	—	—	—	—	(701)	(701)
二零零六年十二月三十一日	1,194,956	477,582	—	394,725	(1,151)	2,066,112
轉增實收資本 *(附註31)*	(888,157)	—	—	—	—	(888,157)
留存收益轉入	—	36,847	—	83,699	—	120,546
符外幣報表折算差異	—	—	—	—	(1,667)	(1,667)
二零零七年十二月三十一日	306,799	514,429	—	478,424	(2,818)	1,296,834

30. 應付關聯方款

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
六個月以內	14,069	1,153	14,069	152
六個月至一年	—	50,945	—	50,850
一年至兩年	—	11,366	—	10,794
兩年至三年	5,424	3,116	4,934	2,787
三年以上	20,467	18,862	11,530	9,524
合計	39,960	85,442	30,533	74,107

應付關聯方款餘額主要為應付股利和應付服務費用。

31. 實收資本

於二零零七年十二月三十一日的實收資本為本公司註冊成立時所發行的577,303,500股內資股，本公司於二零零一年二月發行的310,854,000股H股以及二零零七年六月由於派送紅股(附註11)的影響而新增的888,157,500股普通股。

	二零零七年	二零零七年
	股數	金額
	千股	*人民幣千元*
法定：		
每股面值人民幣1元的內資股	1,154,607	1,154,607
每股面值人民幣1元的H股	621,708	621,708
合計	1,776,315	1,776,315
已發行及繳足：		
每股面值人民幣1元的內資股	1,154,607	1,154,607
每股面值人民幣1元的H股	621,708	621,708
合計	1,776,315	1,776,315

於二零零七年十二月三十一日，以上餘額中約有人民幣141,607,000元(二零零六年：人民幣123,664,000元)是以美元計價的。

應付賬款賬齡分析如下：

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
六個月以內	133,228	25,238	124,746	16,059
六個月至一年	13,078	8,773	11,231	6,758
一年至兩年	7,884	55,809	4,630	53,531
兩年至三年	17,481	754	14,644	541
三年以上	8,584	19,568	8,584	19,568
應付賬款合計	180,255	110,142	163,835	96,457
預提費用及其他負債	289,957	249,058	278,664	247,296
應付賬款及預提費用合計	470,212	359,200	442,499	343,753

(i) 其它應交稅金

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
應交營業稅	24,959	17,640	24,034	16,977
應交增值稅	(977)	167	(73)	(126)
其它	6,477	6,475	5,974	6,141
其它應交稅金合計	30,459	24,282	29,935	22,992

28. 現金及現金等價物

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
現金				
人民幣	60	300	20	110
以港幣計價	34	30	—	—
以美元計價	—	1	—	—
其它	5	8	—	—
合計	99	339	20	110
活期存款				
人民幣	1,094,216	1,064,720	1,051,485	1,022,124
以美元計價	78,280	109,976	45,797	79,295
以港幣計價	31,640	55,921	14,217	45,488
其它	4,917	2,210	—	—
合計	1,209,053	1,232,827	1,111,499	1,146,907
現金及現金等價物合計	1,209,152	1,233,166	1,111,519	1,147,017

29. 應付賬款及預提費用

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
應付賬款	180,255	110,142	163,835	96,457
預提離港技術延伸費	100,443	55,476	100,442	62,494
預提技術支持費	17,245	27,548	15,902	25,742
預提網絡使用費	45,113	45,565	45,113	45,565
預提員工獎金及其它福利	49,189	50,557	46,060	47,652
其它應交税金*(i)*	30,459	24,282	29,935	22,992
其它負債	47,508	45,630	41,212	42,851
合計	470,212	359,200	442,499	343,753

25. 應收聯營公司款

與聯營公司的往來餘額為與業務相關的款項，無抵押，免息及一般須於一年內償還。

26. 預付款項及其它流動資產

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
預付款項	35,822	13,578	32,460	5,050
應收利息	34,046	28,894	34,046	28,894
待攤費用	18,661	13,045	18,661	12,775
其它流動資產	13,870	6,547	3,473	1,069
合計	102,399	62,064	88,640	47,788

27. 短期銀行存款

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
人民幣	1,666,000	1,601,100	1,580,000	1,530,000
以港幣計價	177,949	221,034	177,949	221,034
以美元計價	—	62,470	—	62,470
	1,843,949	1,884,604	1,757,949	1,813,504

短期銀行存款的年利率介於2.52%到4.80%(二零零六年：1.71%到4.89%)，存期介於6到24個月(二零零六年：6至36個月)。

於二零零七年十二月三十一日，應收關聯方賬款人民幣14,665,000元(二零零六年：人民幣14,665,000元)已經減值。於二零零七年十二月三十一日，撥備金額為人民幣14,665,000元(二零零六年：人民幣14,665,000元)，為對關聯方賬務人對相關服務及賬款存在異議。此等應收款的賬齡如下：

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
六個月至一年	—	5,779	—	5,779
一年至兩年	5,779	1,858	5,779	1,858
兩年至三年	1,858	5,148	1,858	5,148
三年以上	7,028	1,880	7,028	1,880
	14,665	14,665	14,665	14,665

24. 應收附屬公司，淨值

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
六個月內	—	—	7,111	8,540
六個月至一年	—	—	3,210	2,287
一年至兩年	—	—	5,751	3,783
兩年至三年	—	—	2,293	4,813
三年以上	—	—	14,428	10,615
應收附屬公司合計	—	—	32,793	30,038
壞賬準備	—	—	(7,811)	(7,811)
應收附屬公司，淨值	—	—	24,982	22,227

與附屬公司的往來餘額為與業務相關，免息，無抵押。

23. 應收關聯方款，淨值

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
六個月內	377,452	289,133	370,852	279,376
六個月至一年	10,796	10,889	10,721	10,855
一年至兩年	7,055	7,685	5,779	7,157
兩年至三年	1,895	5,148	1,858	5,148
三年以上	7,028	1,880	7,028	1,880
應收關聯方款合計	404,226	314,735	396,238	304,416
減值撥備	(14,665)	(14,665)	(14,665)	(14,665)
應收關聯方款，淨值	389,561	300,070	381,573	289,751

與關聯公司的往來餘額為與業務相關，無抵押，免息及一般須於六個月內償還。

於二零零七年十二月三十一日，應收關聯方賬款人民幣12,109,000元(二零零六年：人民幣10,937,000元)已經逾期但並無減值。此等款項涉及多個最近沒有拖欠還款記錄的客戶。此等應收款的賬齡分析如下：

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
六個月至一年	10,796	5,110	10,721	5,076
一年至兩年	1,276	5,827	—	5,299
兩年至三年	37	—	—	—
	12,109	10,937	10,721	10,375

於二零零七年十二月三十一日，應收賬款人民幣10,897,000元(二零零六年：人民幣11,142,000元)已經減值。於二零零七年十二月三十一日，撥備金額為人民幣4,825,000元(二零零六年：人民幣3,078,000元)。估計部份應收款預計將可收回。此等應收款的賬齡如下：

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
六個月至一年	1,490	2,195	1,490	2,196
一年至兩年	1,007	1,223	1,008	1,224
兩年至三年	1,062	6,598	1,062	265
三年以上	7,338	1,126	1,387	1,122
	10,897	11,142	4,947	4,807

應收賬款減值撥備的變動如下：

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
年初餘額	3,078	1,755	2,872	1,557
計提減值準備	1,747	1,323	683	1,315
年末餘額	4,825	3,078	3,555	2,872

應收帳款的帳面值以下列貨幣為單位：

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
人民幣	47,353	27,587	26,946	16,722
以港幣計價	7,430	4,112	4,629	2,077
以美元計價	87,502	56,213	78,159	42,198
其它	4,105	48	4,063	—
	146,390	87,960	113,797	60,997

於二零零七年及二零零六年十二月三十一日，應收賬款的賬齡分析如下：

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
六個月內	126,837	73,294	108,850	56,190
六個月至一年	6,390	4,859	1,490	2,196
一年至兩年	4,578	2,083	1,008	1,224
兩年至三年	1,247	6,598	1,062	265
三年以上	7,338	1,126	1,387	1,122
應收賬款合計	146,390	87,960	113,797	60,997
減值撥備	(4,825)	(3,078)	(3,555)	(2,872)
應收賬款，淨值	141,565	84,882	110,242	58,125

於二零零七年十二月三十一日，應收賬款人民幣8,656,000元(二零零六年：人民幣3,524,000元)已經逾期但並無減值。此等款項涉及多個最近沒有拖欠還款記錄的獨立客戶。此等業務應收款的賬齡分析如下：

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
六個月至一年	4,900	2,664	—	—
一年至兩年	3,571	860	—	—
兩年至三年	185	—	—	—
	8,656	3,524	—	—

21. 存貨

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
待售設備	9,009	4,359	2,632	2,632
備件	77	83	—	—
其它	261	162	—	—
合計	9,347	4,604	2,632	2,632
減值準備	(106)	(106)	—	—
淨值	9,241	4,498	2,632	2,632

本集團和本公司均無作為借款抵押物的存貨。

22. 應收賬款，淨值

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
應收賬款	146,390	87,960	113,797	60,997
減值撥備	(4,825)	(3,078)	(3,555)	(2,872)
應收賬款，淨值	141,565	84,882	110,242	58,125

收款期限一般為提供服務後六個月內。

由於本集團應收賬款的屆滿期較短，故其賬面金額於二零零七年十二月三十一日約為其公允價值。

在報告日期，信貸風險的最高風險承擔為上述每類應收款的公平值。本集團不持有任何作為質押的抵押品。

公司：

	折舊與攤銷	準備與其他	合計
	人民幣千元	人民幣千元	人民幣千元
二零零六年年初及年末餘額	—	—	—
在損益表扣除／(記賬)	7,614	448	8,062
二零零七年年末餘額	7,614	448	8,062

19. 持有至到期財務資產

於十二月三十一日，本公司和本集團有下列持有至到期財務資產：

	利率和期限	二零零七年	二零零六年
		人民幣千元	人民幣千元
國債	年利率3%，於二零零八年十二月到期	100,000	100,000

於二零零七年十二月三十一日，由於本公司持有的國債將於十二個月內到期，持有至到期財務資產被分類為流動資產。

20. 其它長期資產

於十二月三十一日，本公司及本集團的其它長期資產主要為房租押金。

18. 遞延所得稅

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
遞延所得稅資產：				
—超過12個月後收回的遞延稅項資產	6,539	—	6,539	—
—在12個月內支銷的遞延稅項資產	2,690	—	1,523	—
	9,229	—	8,062	—
遞延所得稅負債：				
—在12個月內收回的遞延稅項資產	(129)	—	—	—
	(129)	—	—	—

遞延所得稅的淨變動如下：

集團：

	折舊與攤銷	準備與其他	合計
	人民幣千元	*人民幣千元*	*人民幣千元*
二零零六年年初及年末餘額	—	—	—
在損益表扣除╱(記賬)	7,647	1,453	9,100
二零零七年年末餘額	7,647	1,453	9,100

17. 金融工具(按類別)

金融工具的會計政策已應用於以下各項：

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
根據資產負債表的資產：				
應收帳款 *(附註22)*	141,565	84,882	110,242	58,125
應收關聯方款 *(附註23)*	389,561	300,070	381,573	289,751
應收附屬公司，淨值 *(附註24)*	—	—	24,982	22,277
應收聯營公司款 *(附註25)*	6,308	273	6,308	273
短期銀行存款 *(附註27)*	1,843,949	1,884,604	1,757,949	1,813,504
現金及現金等價物 *(附註28)*	1,209,152	1,233,166	1,111,519	1,147,017
貸款及應收款	3,590,535	3,502,995	3,392,573	3,330,947
持有至到期財務資產 *(附註19)*	100,000	100,000	100,000	100,000
合計	3,690,535	3,602,995	3,492,573	3,430,947

15. 於附屬公司的投資

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
投資成本	—	—	37,507	37,507

本公司的附屬公司見附註1。

16. 於聯營公司的投資

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
年初	68,343	53,854	21,790	11,890
應佔聯營公司業績	12,991	11,727	—	—
宣告分派的股利	(838)	(7,138)	—	—
追加投資	5,500	9,900	5,500	9,900
年終	85,996	68,343	27,290	21,790

本集團及本公司的聯營公司見附註1。

本集團在主要聯營公司(全部均為非上市)的權益如下：

	資產	總負債	收入	公司權益持有人應佔盈利
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
二零零六年	84,679	16,336	303,950	11,727
二零零七年	111,321	25,325	346,305	12,991

累計折舊						
二零零六年年初餘額	(3,716)	(864,558)	(11,044)	(12,555)	—	(891,873)
本年度折舊	(1,595)	(205,345)	(2,502)	(2,857)	(2,045)	(214,344)
處置後撥回	—	5,474	895	439	—	6,808
二零零六年年末餘額	(5,311)	(1,064,429)	(12,651)	(14,973)	(2,045)	(1,099,409)
本年度折舊	(1,595)	(211,812)	(2,814)	(7,284)	(5,266)	(228,771)
處置後撥回	—	157,978	—	—	—	157,978
二零零七年年末餘額	(6,906)	(1,118,263)	(15,465)	(22,257)	(7,311)	(1,170,202)
淨值						
二零零六年年末餘額	27,582	561,009	10,560	13,355	10,398	622,904
二零零七年年末餘額	59,577	887,242	14,504	8,983	10,272	980,578

14. 無形資產，淨值

	集團		公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
原值				
年初餘額	53,414	48,268	47,586	44,222
購買	9,282	5,146	8,855	3,364
年末餘額	62,696	53,414	56,441	47,586
累計攤銷				
年初餘額	(43,445)	(35,036)	(39,678)	(31,772)
本年攤銷	(7,427)	(8,409)	(6,747)	(7,906)
年末餘額	(50,872)	(43,445)	(46,425)	(39,678)
淨值				
年末餘額	11,824	9,969	10,016	7,908

本集團及本公司的無形資產為所購買的計算機軟件。

累計折舊							
二零零六年年初餘額	(9,334)	(873,870)	(18,558)	(17,287)	—	—	(919,049)
本年度折舊	(2,892)	(206,368)	(4,427)	(4,410)	—	(2,672)	(220,769)
處置後撥回	—	5,711	1,525	543	—	—	7,779
二零零六年年末餘額	(12,226)	(1,074,527)	(21,460)	(21,154)	—	(2,672)	(1,132,039)
本年度折舊	(3,162)	(212,761)	(4,725)	(8,862)	—	(6,174)	(235,684)
處置後撥回	—	160,474	433	450	—	—	161,357
二零零七年年末餘額	(15,388)	(1,126,814)	(25,752)	(29,566)	—	(8,846)	(1,206,366)
淨值							
二零零六年年末餘額	48,980	564,110	16,195	17,331	3,161	11,372	661,149
二零零七年年末餘額	95,807	890,672	19,288	13,578	3,000	10,803	1,033,148

公司：

	房屋建築物	計算機系統及軟件	汽車	家具、裝置及其他設備	固定資產改良支出	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
原值						
二零零六年年初餘額	32,893	1,512,721	20,285	21,228	—	1,587,127
購置	—	118,428	3,849	7,553	12,443	142,273
處置	—	(5,711)	(923)	(453)	—	(7,087)
二零零六年年末餘額	32,893	1,625,438	23,211	28,328	12,443	1,722,313
購置	33,590	544,509	6,758	2,912	5,140	592,909
處置	—	(164,442)	—	—	—	(164,442)
二零零七年年末餘額	66,483	2,005,505	29,969	31,240	17,583	2,150,780

12. 每股盈利

由於派送紅股(附註11)的影響，截至二零零六年十二月三十一日止年度關乎計算每股盈利的普通股數目已對本次增加之普通股進行了追溯調整。

截至二零零七年十二月三十一日止年度的每股盈利是通過將本公司權益持有人應佔盈利人民幣630,989,000元，除以發行在外的普通股股數1,776,315,000股計算得出(截至二零零六年十二月三十一日止年度：將本公司權益持有人應佔盈利人民幣515,587,000元除以發行在外的普通股股數1,776,315,000股)。

截至二零零六年及二零零七年十二月三十一日止年度並無已發行可能具有潛在攤薄效應的普通股。

13. 物業，廠房及設備，淨值

於十二月三十一日，物業、廠房及設備包括：

集團：

	房屋建築物	計算機系統及軟件	汽車	家具、裝置及其他設備	在建工程	固定資產改良支出	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
原值							
二零零六年年初餘額	58,496	1,524,605	34,242	29,850	181	—	1,647,374
購置	2,710	119,662	5,077	9,245	3,464	14,044	154,202
在建工程轉入	—	484	—	—	(484)	—	—
處置	—	(6,114)	(1,664)	(610)	—	—	(8,388)
二零零六年年末餘額	61,206	1,638,637	37,655	38,485	3,161	14,044	1,793,188
購置	49,989	545,872	7,876	5,201	—	5,605	614,543
處置	—	(167,023)	(491)	(542)	(161)	—	(168,217)
二零零七年年末餘額	111,195	2,017,486	45,040	43,144	3,000	19,649	2,239,514

營業稅

本集團下列服務收入須交納營業稅：

航空信息技術服務及數據網絡服務	3%
培訓、技術支持服務、租金及其他	5%

增值稅

本集團的設備銷售業務適用增值稅。本公司及本公司的一個附屬公司("天信達")經稅務機關認定為增值稅一般納稅人，本公司的其它附屬公司被認定為增值稅小規模納稅人。增值稅一般納稅人的適用稅率為17%，增值稅小規模納稅人適用的稅率為4%-6%。

增值稅一般納稅人用於銷售之設備所支付的增值稅，可用於抵扣出售時的應付增值稅。

增值稅額為當期銷項稅額抵減可以抵扣的進項稅額後的餘額。

11. 股息及其它分配

在二零零七年六月五日的本公司股東年會及類別股東會議上，通過了以儲備人民幣888,157,500元，按每股面值人民幣1元，共計888,157,500股，以每1現有股份派送1股的方式派送紅股予本公司股東(「派送紅股」)，同時轉增本公司實收資本，普通股股數由888,157,500股增加到1,776,315,000股，該等新股在各方面與原有股份享有同等權益。

在二零零七年六月五日股東年會上通過了派發二零零六年末期股息每股人民幣0.22元(考慮上文派送紅股之影響，調整後每普通股人民幣0.11元)，合共人民幣195,394,650元。該股息已計入二零零七年度股東權益並列作留存收益的分配。

董事會建議派發截至二零零七年十二月三十一日止年度現金股息，每股人民幣0.13元，共計人民幣230,920,950元。建議派發的現金股息有待下一次股東大會的批准並將被列示於截至二零零八年十二月三十一日止年度本集團的會計報表中。

二零零七年三月十六日全國人民代表大會通過了《中華人民共和國企業所得稅法》(「新所得稅法」)，並將於二零零八年一月一日起實施。根據新所得稅法，自二零零八年一月一日起法定企業所得稅稅率由33%降低至25%。上文所述本公司與附屬公司現享受的優惠稅率及稅項減免將於二零零八年依據「新所得稅法」由各地區稅務機關重新評定。

於二零零七年度及二零零六年度按法定加權平均稅率而計算出的理論稅額與綜合損益表中的實際稅額之差異調節如下：

	二零零七年 *人民幣千元*	二零零六年 *人民幣千元*
稅前利潤	718,591	627,942
法定稅率	33%	33%
在有關國家的盈利按適用的當地稅率計算的金額	237,135	207,221
無須課稅之收入	(450)	(450)
所得稅返還*(i)*	(30,180)	—
不可扣稅之費用	2,830	5,444
適用於優惠稅率之影響	(139,394)	(113,794)
實際所得稅金額	69,941	98,421

(i) ***所得稅返還***

根據相關部門於二零零七年一月九日聯合發出有關國家規劃布局內二零零六年度重點軟件企業名單的通知，本公司獲確認為國家規劃布局內二零零六年度「重點軟件企業」之一。根據相關規定，本公司當年享有10%的優惠稅率。本公司已按15%的稅率繳納截至二零零六年十二月三十一日止財政年度的企業所得稅。根據相關規定，按15%的稅率徵收的企業所得稅超過10%優惠稅率的企業所得稅款約人民幣30,180,000元已於二零零七年六月退還本公司，該等退稅已確認在截至二零零七年十二月三十一日止年度的綜合財務報表中作為扣減當期所得稅費用。

根據相關部門於二零零八年二月二十六日聯合發出有關國家規劃布局內二零零七年度重點軟件企業名單的通知，本公司獲確認為國家規劃布局內二零零七年度「重點軟件企業」之一。根據相關規定，本公司當年享有10%的優惠稅率。本公司已按15%的稅率繳納截至二零零七年十二月三十一日止財政年度的企業所得稅。根據相關規定，按15%的稅率徵收的企業所得稅與按10%的稅率徵收的企業所得稅的差額將於隨後的財政年度退還本公司，其影響會在二零零八年的財務報表中進行確認。

9. 住房公積金

所有本集團的全職員工有權參加一個國家資助的住房公積金計劃。員工可用公積金購買房屋或於退休時一次性支取。本集團每年按職工基本工資的固定百分比向政府資助的住房公積金供款。截至二零零七年十二月三十一日止年度，本集團對住房公積金支付的供款約為人民幣12,439,000元(二零零六年：人民幣12,591,000元)。該金額記錄在人工成本中。

二零零七年僱員平均人數為2,629人(二零零六年：2,388人)。

10. 稅項

所得稅

	二零零七年	**二零零六年**
	人民幣千元	*人民幣千元*
當期所得稅		
中國企業所得稅	77,692	98,484
海外利得稅	1,349	(63)
遞延所得稅	(9,100)	—
	69,941	98,421

除香港公司、新加坡公司、日本有限公司和韓國公司之外，本集團之稅項乃按適用於中國企業之稅法及規則徵收。本集團乃按其以法定財務報告之基準，並以就稅項而言毋須課稅之收入及不可抵稅之支出項目作出調整後的利潤計提中國企業所得稅。

根據現行中國所得稅法，本公司須繳付按照中國企業適用的會計原則及財務條例編製的本公司法定賬目所載應課稅收入的33%作為企業所得稅。然而，本公司已於二零零零年十月在中關村海淀科技園區註冊成立為新技術企業，並已得到了海淀區國家稅務局批准。二零零六年起，本公司按15%的稅率繳納所得稅。

本公司的附屬公司享有介於15%至33%不同程度的優惠稅率。這些附屬公司或位於經濟特區，適用稅率為15%；或被認定為「高新技術企業」，適用稅率為15%。此外，該等附屬公司於開業起數年內有權享有若干稅項減免。

截至二零零七年十二月三十一日止年度，概無任何董事放棄或同意放棄任何酬金(二零零六年：零)，而本公司也無向任何董事、監事或高級管理人員支付任何酬金，作為加入本公司的獎勵或離開公司的損失補償(二零零六年：零)。

(2) 五位最高薪酬人士

本年度本集團最高薪酬的五位人士包括三位(二零零六年：三位)董事，他們的薪酬在上文呈報的分析中反映。本年度支付予其餘兩位(二零零六年：兩位)人士的薪酬如下：

	二零零七年	**二零零六年**
	人民幣千元	*人民幣千元*
基本工資及津貼	281	277
酌情獎金	629	666
退休金	42	38
	952	981

截至二零零七年十二月三十一日止年度，每個董事(包括五位最高薪員工)的年度酬金均介於人民幣零元至一百萬元(二零零六年：人民幣零元至一百萬元)。

8. 退休福利

所有本集團的全職員工均可享受政府制訂的退休計劃。根據該計劃，退休員工每年可領取相當於他們退休時基本工資的退休金。這些退休金由中國政府負責支付。本集團於截至二零零七年十二月三十一日止年度，按員工基本工資的20%(二零零六年：20%)向國家資助的退休計劃供款。本集團截至二零零七年十二月三十一日止年度所支付的退休供款約為人民幣21,173,000元(二零零六年：人民幣17,921,000元)。該金額記錄在人工成本中。

此外，於二零零七年一月一日起，本公司建立了補充界定供款年金計劃，此計劃由保險公司負責管理。截至二零零七年十二月三十一日，本集團為這一計劃所提供的初次執行該供款計劃的一次性繳費及年度供款分別約為人民幣14,000,000元和人民幣5,790,000元。該金額記錄在人工成本中。

根據上述計劃，本集團除提取退休金供款外，並無其它任何支付退休福利義務。

非執行董事						
王全華*	—	—	—	—	—	—
曹建雄*(i)	—	—	—	—	—	—
宮國魁*	—	—	—	—	—	—
榮　剛*	—	—	—	—	—	—
楊亞徽*(iii)	—	—	—	—	—	—
李曉光*(iii)	—	—	—	—	—	—
司玉佩*(iii)	—	—	—	—	—	—
宋　箭*	—	—	—	—	—	—
獨立非執行董事						
易永發	90	—	—	—	—	90
周國華(i)	90	—	—	—	—	90
烏家培(iii)	90	—	—	—	—	90
監事						
李曉軍*	—	—	—	—	—	—
杜紅鷹*	—	—	—	—	—	—
張亞坤*	—	—	—	—	—	—
王永強*(iii)	—	—	—	—	—	—
陳立宏*(iii)	—	—	—	—	—	—
譚曉煦(職工代表監事)(iii)	—	—	99	343	19	461
張　欣(職工代表監事)	—	—	72	165	19	256
饒戈平(獨立監事)	—	—	—	—	—	—

* 這些董事及監事為本公司之股東或其附屬公司之僱員，並由本公司之股東或其附屬公司支付酬金。由於董事認為難以將有關金額就他們對本集團提供的服務以及對本公司控股公司或附屬公司提供的服務進行分配，故此並無作出分攤。

(i) 於二零零七年六月五日離任

(ii) 於二零零七年六月五日獲委任

(iii) 於二零零七年一月九日離任

(iv) 於二零零七年一月九日獲委任

獨立非執行董事						
易永發	120	—	—	—	—	120
周國華*(i)*	50	—	—	—	—	50
蔡敬金*(ii)*	70	—	—	—	—	70
袁耀輝*(iv)*	120	—	—	—	—	120
監事						
李曉軍*	—	—	—	—	—	—
杜紅鷹*	—	—	—	—	—	—
敬公斌**(iv)*	—	—	—	—	—	—
張亞坤*	—	—	—	—	—	—
喻變冰**(iv)*	—	—	—	—	—	—
高京屏(職工代表監事)*(iv)*	—	—	188	244	21	453
王小敏(職工代表監事)*(iv)*	—	—	88	333	21	442
張　欣(職工代表監事)	—	—	72	182	21	275
饒戈平(獨立監事)	50	—	—	—	—	50

下表列示了在二零零六年向本公司每位董事及監事支付的酬金(含稅)：

	截至二零零六年十二月三十一日止年度					
董事及監事姓名	董事袍金	董事花紅	員工薪金及福利津貼(含僱主供款)	員工酌情獎金	員工退休計劃的僱主供款	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
董事長						
朱　永*	—	—	—	—	—	—
執行董事						
朱曉星	—	—	190	307	19	516
丁衛平	—	—	105	391	19	515
宋金箱	—	—	105	391	19	515

7. 董事、監事及高級管理層薪酬

(1) 董事及監事薪酬

下表列示了截至二零零七年十二月三十一日止年度向本公司每位董事及監事支付的酬金(含稅):

	截至二零零七年十二月三十一日止年度					
董事及監事姓名	董事袍金	董事花紅	員工薪金及福利津貼(含僱主供款)	員工酌情獎金	員工退休計劃的僱主供款	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
董事長						
朱　永*	—	—	—	—	—	—
執行董事						
朱曉星	—	—	210	277	21	508
丁衛平	—	—	96	385	21	502
宋金箱	—	—	96	385	21	502
非執行董事						
王全華*	—	—	—	—	—	—
曹建雄*(i)	—	—	—	—	—	—
羅朝庚*(ii)	—	—	—	—	—	—
宮國魁*	—	—	—	—	—	—
榮　剛*	—	—	—	—	—	—
孫湧濤*(iv)	—	—	—	—	—	—
劉德俊*(iv)	—	—	—	—	—	—
夏　毅*(iv)	—	—	—	—	—	—
宋　箭*	—	—	—	—	—	—

6. 除稅前利潤

除稅前利潤已扣除及計入下列各項：

	二零零七年 人民幣千元	二零零六年 人民幣千元
已扣除：		
折舊	229,510	218,097
無形資產攤銷	7,427	8,409
經營性租入固定資產改良攤銷	6,174	2,672
出售物業、廠房及設備的虧損	6,039	83
計提應收賬款減值撥備	1,747	10,608
計提存貨減值準備	—	106
存貨銷售成本	53,093	25,229
定額退休金計劃的供款	40,963	17,921
核數師酬金	2,616	2,520
匯兑損失	20,816	15,218
住房公積金供款	12,439	12,591
研究與開發費用	264,024	234,050
已計入：		
利息收入	(69,512)	(67,624)

(b) 固定資產折舊

本集團對固定資產採用直線法按其估計可用年期進行折舊，採取足夠的折舊率，以沖銷其成本的數額減去累計減值損失以及估計剩餘價值後的重估金額。本集團定期審閱固定資產的可使用年期，以確保折舊方法和折舊率符合相關固定資產產生經濟效益的模式。本集團對於固定資產的可使用年期的估計(詳見附註3(c))乃基於本集團使用同類資產的歷史經驗，並考慮預期的技術變化。如果先前的估計有重大變化，則對未來的折舊費用進行調整。

(c) 資產減值損失

在各資產負債表日，本集團同時參考內部與外部數據以評估資產是否出現了減值。若存在該等跡象，則須估計相關資產的可回收金額以及確認減值損失，將資產的賬面金額減至可回收金額。如果先前對資產可回收金額的估計有重大變化，則會對未來的減值計提有所影響。

(d) 公允價值

本集團會估算其金融資產及負債包括應收賬款、預付款、其它流動資產、應付賬款、預提費用及其它負債的公允價值，採用與本集團融資所使用的相似的金融工具的估計市場利率對未來合同規定的現金流進行折現。如果估計的市場利率有變化，未來的價值也會變化。

(e) 所得稅

本集團在中國及其它司法權區繳納所得稅。在釐定所得稅撥備時，需要作出重大判斷。在一般業務過程中，部分交易和計算所涉及的最終稅務釐定都是不確定的。本集團根據對是否需要繳付額外稅款的估計，就預期稅務審計項目確認負債。如此等事件的最終稅務後果與最初記錄的金額不同，此等差額將影響作出此等釐定期間的所得稅和遞延稅撥備。

5. 收入

收入基本包括本集團因就提供其航空信息技術服務及相關數據網絡服務等業務而收取的費用。此等收費大部分來自公司股東。

(r) 股本

普通股被列為權益。強制性可贖回優先股列為負債。

直接歸屬於發行新股或認股權的新增成本在權益中列為所得款的減少(扣除稅項)。

如任何集團公司購入本公司的權益股本(庫存股份),所支付的代價,包括任何直接所佔的新增成本(扣除所得稅),自本公司權益持有人應佔的權益中扣除,直至股份被注銷或重新發行為止。如股份其後被重新發行,任何已收取的代價,扣除任何直接所佔的新增交易成本及相關的所得稅影響,包括在本公司權益持有人的應佔權益內。

4. 關鍵會計估算及判斷

在編製國際財務報告準則下的財務報表時,本集團需對未來不確定事項作出估計和假設。估計和判斷會被持續評估,並根據過往經驗和其它因素進行評價,包括在有關情況下相信為合理的對未來事件的預測。在不同的假設和情況下,實際結果可能會與估計有所差異。

如下所述的估計和假設可能會在下一個財政年度內對資產和負債的賬面價值有重大調整的風險:

(a) 銷售折扣

航空信息服務收入和數據網絡收入以抵減折扣後價值入賬。銷售折扣的數額根據與客戶的商議而釐定。在若干情況下,若未能達成最終協議,管理層會參考商議的進度並考慮過往經驗與行業表現,對有關折扣作出估計。

(p) 收入確認

收入包括集團日常經營過程中所提供服務的公允價值，在扣除增值稅、銷售折扣和集團內部銷售後列示。

當收益的數額能夠可靠計量、未來經濟利益很有可能流入有關實體，而本集團每項活動均符合具體條件時(如下文所述)，本集團便會將收益確認。除非與銷售有關的所有或然事項均已解決，否則收益的數額不被視為能夠可靠計量。本集團會根據其往績並考慮客戶類別、交易種類和每項安排的特點作出估計。

- 航空信息技術服務之收入於提供服務時予以確認；
- 數據網絡服務之收入於提供服務時確認；
- 設備銷售收入於重大風險及貨物所有權轉於買方時予以確認；
- 當項目完成程度可以可靠的估計時，與設備安裝項目相關的收入根據項目的完成程度加以確認。項目的完成程度根據已發生的成本佔項目估計總成本的比例加以確定。當提供勞務的交易結果不能可靠估計時，收入的確認只限於已經確認可獲補償成本的金額。當履行合同很可能產生損失時，將估計的全部最終損失確認為成本；
- 利息收入依據銀行存款本金及適用利率，以時間比例為基準確認；及
- 股息收入於收取股息的權利確定時確認。

(q) 股息分派

向本公司股東分派的股息在股息獲本公司股東批准的期間內於本集團的財務報表內列為負債。

(ii) ***其它員工福利***

本集團的中方在職職工參加由政府機構設立及管理的職工社會保障體系，包括醫療保險、住房公積金及其它社會保障制度。除此以外，本集團並無其它重大職工福利承諾。

根據有關規定，本集團按工資總額的一定比例且在不超過規定上限的基礎上提取福利費及公積金，並向勞動和社會保障機構繳納，相應的支出計入當期成本或費用。

(o)　準備

僅在本集團因過往事件而導致現有債務責任(法定或推定)及包括經濟利益的資源流出可能(即有較大的可能性)將需要用以清償該債務責任，以及債務責任的金額可被可靠估計的情況下，準備方被確認。不就未來營運虧損確認準備。

如有多項類似責任，其需要在償付中流出資源的可能性，根據責任的類別整體考慮。即使在同一責任類別所包含的任何一個項目相關的資源流出的可能性極低，仍須確認準備。

準備採用預估的當期市場利率按照預期需償付有關責任的現值計量，該利率反應當時市場對金錢時間值和有關責任固有風險的評估。隨著時間過去而增加的準備確認為利息開支。

(ii) ***遞延所得稅***

遞延所得稅利用負債法就資產和負債的稅基與資產和負債在綜合財務報表的賬面值之差額產生的暫時差異全數撥備。然而，若遞延所得稅來自在交易(不包括企業合併)中對資產或負債的初步確認，而在交易時不影響會計損益或應課稅盈虧，則不作記賬。遞延稅項採用在結算日前已頒布或實質頒布，並在有關之遞延所得稅資產實現或遞延所得稅負債結算時預期將會適用之稅率(及法例)而釐定。當預計將來可能有足夠的應課稅利潤供暫時性差異轉回使用時，遞延稅項資產才被確認。遞延稅項乃就附屬公司及聯營公司產生之應課稅短暫差異而確認，惟集團可以控制短暫差異之撥回，並有可能在可預見將來不會撥回則除外。

(iii) ***其它稅項***

其它稅項負債根據中國政府當局頒布之規定而作出準備。

(n)　員工福利

(i) ***退休金責任***

本集團的全職員工享有政府資助的退休金計劃，據此，僱員根據若干計算方式享有每月支付的退休金。有關政府機構須負責向該等已退休員工支付退休金。本集團每月向該等退休金計劃供款。

自二零零七年一月一日起，本公司開始施行一項補充退休金計劃，該計劃主要為通過保險公司對退休金進行管理。

對於界定供款計劃，本集團以強制性、合約性或自願性方式向公開或私人管理的退休保險計劃供款。本集團作出供款後，即無進一步付款責任。供款在應付時確認為僱員福利開支。

(j) 應收賬款

應收賬款以公允價值確認，其後利用實際利息法按攤銷成本扣除減值撥備計量。當有客觀證據證明本集團將無法按應收款的原有條款收回所有款項時，即就業務及其它應收款設定減值撥備。債務人之重大財務困難、債務人可能破產或進行財務重組，以及拖欠或逾期付款，均被視為是應收賬款已減值的跡象。撥備金額為資產賬面值與按實際利率貼現的估計未來現金流量的現值兩者的差額。資產的賬面值透過使用備付賬戶削減，而有關的虧損數額則在損益表內的營業成本中確認。如一項應收賬款無法收回，其會與業務應收款內的備付賬戶撤銷。之前已撤銷的款項如其後已收回，將撥回損益表中的營業成本內。

(k) 現金及現金等價物

現金及現金等價物以原值列示於資產負債表內。現金指手頭持有之現金及存放於銀行或其它金融機構並可按要求取回之存款。現金等價物指短期且流動性高的投資，原本限期不超過三個月可隨時轉換為可知金額的現金，無重大價值變動風險者。

(l) 應付帳款

應付賬款以公允價值確認，其後利用實際利息法按攤銷成本計量。

(m) 稅項

(i) 當期所得稅

當期所得稅支出根據本公司附屬公司及聯營公司營運及產生應課稅收入的國家於結算日已頒布或實質頒布的稅務法例計算。管理層就適用稅務法例詮釋所規限的情況定期評估報稅表的狀況，並在適用情況下根據預期須向稅務機關支付的稅款設定撥備。

可供出售證券利用實際利息法計算的利息在損益表內確認為部份其它收入。至於可供出售權益工具的股息，當本集團收取有關款項的權利確定時，在損益表內確認為部份其它收入。

有報價之投資的公平值根據當時的買盤價計算。若某項財務資產的市場並不活躍(及就非上市證券而言)，本集團利用重估技術設定公平值。這些技術包括利用近期公平原則交易、參考大致相同的其它工具、貼現現金流量分析法和期權定價模式，充份利用市場數據而儘量少依賴實體特有的數據。

本集團在每個結算日評估是否有客觀證據證明某項財務資產或某組財務資產已經減值。對於分類為可供出售的股權證券，證券公平值若大幅度或長期跌至低於其成本值，會被視為證券已經顯示減值。若可供出售財務資產存在此等證據，累計虧損－按收購成本與當時公平值的差額，減該財務資產之前在損益表確認的任何減值虧損計算－自權益中剔除並在損益表記賬。在損益表確認的股權工具減值虧損不會透過損益表撥回。應收賬款的減值測試在附註3(j)中說明。

(h)　經營租賃(作為承租人)

與資產擁有權有關之大部分收益及風險由出租人享有或承擔的租賃均視為經營租賃。經營租賃的租金支出(扣除自出租人收取之任何獎勵金後)在租賃期間內以直線法列作費用。

(i)　存貨

存貨主要包括銷售設備、零件及耗材，以成本和可變現淨值孰低法入賬。成本以先進先出法計算，包括所有的採購成本及將存貨運送至現時地點和狀態所發生的其它成本。可變現淨值按預計正常銷售價格減預計的完工成本和必要銷售成本來確定。

(iii) ***貸款及應收款***

貸款及應收款為有固定或可釐定付款且沒有在活躍市場上報價的非衍生財務資產。此等項目包括在流動資產內，但若到期日由結算日起計超過12個月者，則分類為非流動資產。貸款及應收款利用實際利息法按攤銷成本列賬。

(iv) ***可供出售財務資產***

可供出售財務資產為被指定作此類別或並無分類為任何其它類別之非衍生工具。除非管理層有意在結算日後12個月內出售該項投資，否則此等資產列在非流動資產內。

定期購入及出售的財務資產在交易日確認—交易日指本集團承諾購入或出售該資產之日。對於並非按公平值透過損益記賬的所有財務資產，其投資初步按公平值加交易成本確認。按公平值透過損益記賬的財務資產，初步按公平值確認，而交易成本則在損益表支銷。當從投資收取現金流量的權利已經到期或已經轉讓，而本集團已將擁有權的所有風險和回報實際轉讓時，財務資產即終止確認。可供出售財務資產及按公平值透過損益記賬的財務資產其後則按公平值列賬。

來自「按公平值透過損益記賬的財務資產」類別的公平值變動所產生的盈虧，列入產生期間的損益表內。來自按公平值透過損益記賬的財務資產的股息，當本集團收取有關款項的權利確定時，在損益表內確認。

以外幣為單位並分類為可供出售的貨幣性證券的公平值變動，按照證券的攤銷成本變動與該證券賬面值的其它變動所產生的匯兑差額進行分析。貨幣性證券的匯兑差額在損益表確認；非貨幣性證券的匯兑差額在權益中確認。分類為可供出售的貨幣性及非貨幣性證券的公平值變動在權益中確認。

當分類為可供出售的證券售出或減值時，在權益中確認的累計公平值調整列入損益表內作為投資證券的盈虧。

被資本化之開發成本按其預計可使用年限以直線法攤銷，攤銷期一般不超過五年。截至二零零七年十二月三十一日止年度，由於並未符合上述所有條件，故並無開發成本被資本化(二零零六年：零)。

(f) 附屬公司、聯營公司及非財務資產投資的減值

沒有確定使用年期或尚未可供使用之資產無需攤銷，但最少每年就減值進行測試，及當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。須作攤銷之資產，當有事件出現或情況改變顯示賬面值可能無法收回時就減值進行檢討。減值虧損按資產之賬面值超出其可收回金額之差額確認。可收回金額以資產之公平值扣除銷售成本或使用價值兩者之間較高者為准。於評估減值時，資產按可分開識辨現金流量(現金產生單位)的最低層次組合。除商譽外，已蒙受減值的資產在每個報告日期均就減值是否可以撥回進行檢討。

(g) 財務資產

本集團將其財務資產分類為以下類別：按公平值透過損益記賬持至到期日財務資產、貸款及應收款，以及可供出售。分類視乎購入財務資產之目的。管理層在初始確認時釐定財務資產的分類。

(i) 按公平值透過損益記賬的財務資產

按公平值透過損益記賬的財務資產指持有作買賣用途的財務資產。財務資產若在購入時主要用作在短期內出售，則分類為此類別。在此類別的資產分類為流動資產。

(ii) 持至到期日財務資產

持至到期日財務資產為有固定或可釐定付款以及固定到期日的非衍生財務資產，而本集團管理層有明確意向及能力持有至到期日。如本集團將出售持至到期日財務資產非微不足道的數額，整個類別將被重新分類為可供出售。除了到期日由結算日起計不足12個月的持至到期日財務資產分類為流動資產外，此等資產列入非流動資產內。持至到期日財務資產利用實際利息法按攤銷成本列賬。

資產的殘值及可使用年限在每個資產負債表日進行審查，並在適當時調整。

若資產的賬面值高於其估計可收回價值，其賬面值實時撇減至可收回金額(附註3(f))。

出售盈虧按所得款與賬面值的差額釐定，並在損益表內確認。

在建工程按成本值入賬。成本值包括建築工程成本和採購成本，及用作該等資產的借款於興建、安裝及測試期間所產生的借貸成本。當在建工程沒有完工或可投入使用前，並不計提折舊。

(d) 無形資產

無形資產主要包括所購買計算機軟件。

購入的計算機軟件按購入及使該特定軟件達到可使用時所產生的成本作資本化處理。此等成本按3年以直線法攤銷。

與開發或維護計算機軟件程序有關的成本在產生時確認為費用。

(e) 研究及開發成本

研究及開發支出於產生期間內作為費用列支，惟嚴格遵守以下條件之軟件開發成本除外：

- 完成該無形資產是技術性可行的，以致其可供使用或出售；
- 管理層有意完成該無形資產並使用或出售；
- 有能力使用或出售該無形資產；
- 能夠證明無形資產如何將產生可能的未來經濟利益；
- 有足夠的技術性、財務和其它資源以完成開發並使用或出售該無形資產；及
- 無形資產在開發期內應佔的支出能夠可靠地計量。

(iii) ***集團公司***

功能貨幣與列賬貨幣不同的所有集團實體(當中沒有嚴重通脹貨幣)的業績和財務狀況按如下方法換算為列賬貨幣：

- 每份呈報的資產負債表內的資產和負債按該資產負債表日期的收市匯率換算；
- 每份損益表內的收入和費用按平均匯率換算(除非此匯率並不代表交易日期匯率的累計影響的合理約數；在此情況下，收支項目按交易日期的匯率換算)；及
- 所有由此產生的匯兑差額確認為權益的獨立組成項目。

在綜合賬目時，換算海外業務的淨投資，以及換算借貸及其它指定作為該等投資對沖的貨幣工具所產生的匯兑差額列入股東權益。當售出或清理部份海外業務時，該等匯兑差額在損益表確認為出售盈虧的一部份。

(c)　物業、廠房及設備

物業、廠房及設備，乃按歷史成本減累計折舊及累計減值虧損後入賬。資產的歷史成本包括其購買價格及將其運送至運作地點並達使用狀態而應佔的任何直接費用。在物業、廠房及設備投入使用後發生的費用，例如維修保養和檢修費用，一般於產生該等支出的年度作為費用處理。若有關支出能明確顯示其能增加預計從運用該資產而產生的經濟效益，且該支出的成本能可靠計量時，該支出將被資本化。

物業、廠房和設備的折舊按其估計可使用年限並扣除估計殘值後以直線法計提。物業、廠房和設備估計可使用年限如下：

房屋建築物	20年
計算機系統及軟件	3至11年
汽車	6年
傢具、裝置及其它設備	5至9年
經營性租入固定資產改良	在租賃期內

本集團與其聯營公司之間交易的未實現收益，按集團在聯營公司權益的數額對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。聯營公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

聯營公司的攤薄盈虧於綜合損益表確認。

於本公司之資產負債表內，於聯營公司投資乃按成本扣除累計減值(見附註3(f))入賬。本公司按已收及應收股息將聯營公司之業績入賬。

(b)　外幣

(i)　功能和列賬貨幣

本集團每個實體的財務報表所列項目均以該實體營運所在的主要經濟環境的貨幣計量(「功能貨幣」)。綜合財務報表以人民幣呈報，人民幣為本公司的功能及列賬貨幣。

(ii)　交易及結餘

外幣交易採用交易日的匯率換算為功能貨幣。除了符合在權益中遞延入賬的現金流量對沖和淨投資對沖外，結算此等交易產生的匯兌盈虧以及將外幣計值的貨幣資產和負債以年終匯率換算產生的匯兌盈虧在損益表確認。但作為合資格現金流量對沖或投資淨額對沖而撥入股本遞延處理之匯兌損益則不在此限。

以外幣為單位被分類為可供出售的貨幣性證券的公平值變動，按照證券的攤銷成本變動與該證券賬面值的其它變動所產生的匯兌差額進行分析。與攤銷成本變動有關的匯兌差額確認為盈利或虧損，賬面值的其它變動則於權益中確認。

非貨幣性財務資產及負債的換算差額呈報為公平值盈虧的一部份。非貨幣性財務資產及負債(例如按公平值持有透過損益記賬的權益工具)的換算差額在損益表中呈報為公平值盈虧的一部份。

會計收購法乃用作本集團收購附屬公司的入賬方法。本年度所收購或處置的公司自購買日開始包括於或自處置日開始不再包括於合併會計報表中。收購的成本根據於交易日期所給予資產、所發行的股本工具及所產生或承擔的負債的公平值計算，另加該收購直接應佔的成本。在企業合併中所收購可識辨的資產以及所承擔的負債及或然負債，首先以彼等於收購日期的公平值計量，而不論任何少數股東權益的數額。收購成本超過本集團應佔所收購可識辨資產淨值公平值的數額記錄為商譽。若收購成本低於所購入附屬公司資產淨值的公平值，該差額直接在損益表確認。

集團內公司之間的交易、交易的結餘及未實現收益予以對銷。除非交易提供所轉讓資產減值之憑證，否則未實現虧損亦予以對銷。附屬公司的會計政策已按需要作出改變，以確保與本集團採用的政策符合一致。

於本公司之資產負債表內，於附屬公司投資乃按成本扣除累計減值(見附註3(f))入賬。本公司按已收及應收股息將附屬公司之業績入賬。

(ii)　交易及少數股東權益

本集團採納了一項政策，將其與少數股東進行之交易視為與本集團以外的人士進行的交易。向少數股東進行的出售而導致本集團的盈虧於綜合損益表記賬。向少數股東進行購置而導致的商譽，相當於所支付的任何代價與相關應佔所收購附屬公司淨資產之賬面值的差額。

(iii)　聯營公司

聯營公司指所有本集團對其有重大影響力而無控制權的實體，通常附帶有20%-50%投票權的股權。於集團綜合財務報表內，於聯營公司投資以權益會計法入賬，初始以成本確認。本集團於聯營公司之投資包括收購時已識辨的商譽(扣除任何累計減值虧損)。

如本集團應佔一家聯營公司之虧損等於或超過其在該聯營公司之權益，包括任何其它無抵押應收款，本集團不會確認進一步虧損，除非本集團已代聯營公司承擔責任或作出付款。

(d) **仍未生效且與本集團二零零七年營運無關的準則、修訂及對現有準則的詮釋**

- 國際會計準則23(修訂)「借貸成本」(由二零零九年一月一日起生效)；
- 國際會計準則32(修訂)及國際會計準則1(修訂)「不可贖回金融工具」(由二零零九年一月一日起生效)；
- 國際財務報告詮釋委員會－詮釋12「服務特許權的安排」(由二零零八年一月一日起生效)；
- 國際財務報告詮釋委員會－詮釋11「國際財務報告準則2－集團及庫存股份交易」(由二零零七年三月一日起生效，但是對於截至二零零七年十二月三十一日止年度的國際財務準則仍未生效)；
- 國際財務報告詮釋委員會－詮釋13「客戶忠誠度計劃」(由二零零八年七月一日起生效)；
- 國際財務報告準則3(修訂)「企業合併」(由二零零九年七月一日起首個年度財務報告生效)；及
- 國際財務報告詮釋委員會－詮釋14「國際會計準則19－界定福利資產限額、最低資金要求及兩者相互關係」(由二零零八年一月一日起生效)。

3. **主要會計政策**

本公司及其附屬公司在編製會計報表時所採納的主要會計政策如下。除另有說明外，此等政策在所呈報的所有年度內應用。

(a) **綜合基準**

本集團綜合財務報表包括本公司及其所有附屬公司截至十二月三十一日止的財務報表。

(i) ***附屬公司***

附屬公司指本集團有權管控其財政及營運政策而控制所有實體(包括特殊目的實體)，一般附帶超過半數投票權的股權。在評定本集團是否控制另一實體時，目前可行使或可兌換的潛在投票權的存在及影響均予考慮。附屬公司在控制權轉移至本集團之日全面綜合入賬。附屬公司在控制權終止之日起停止綜合入賬。

(c) 仍未生效而本集團亦無提早採納的準則、修訂及對現有準則的詮釋

以下為已公佈的準則、修訂及對現有準則的詮釋，而本集團必須在二零零八年一月一日或之後開始的會計期間或較後期間採納，但本集團並無提早採納：

- 國際財務報告準則8「營運分部」(由二零零九年一月一日起生效)。國際財務報告準則8取代了國際會計準則14，並將分部報告與美國準則SFAS 131「有關企業分部和相關資料的披露」的規定統一起來。此項新準則要求採用「管理方法」，即分部數據須按照與內部報告所採用的相同基準呈報。本集團將會由二零零九年一月一日起應用國際財務報告準則8；

- 國際會計準則1(修訂)「財務報表的呈報」(由二零零九年一月一日起生效)。國際會計準則1(修訂)規定所有權益擁有人的變動必須在權益變動表中呈列。所有全面收入必須在全面收入報表中，或分開在收益表和全面收入報表中呈列。此項修訂規定如有追溯調整或重新分類的調整，應將最早的可比較期間開始時的財務狀況報表在整份財務報表中呈列。但此項修訂沒有改變其它國際財務報告準則對特定交易和其它事項的確認、計量或披露規定。本集團將會由二零零九年一月一日起應用國際會計準則1(修訂)；及

- 國際會計準則27(修訂)「綜合及獨立財務報表」(由二零零九年七月一日或之後開始的年度期間起生效)。此項修訂規定非控制性權益(即少數股東權益)必須在綜合財務狀況報表內的權益中呈列，並與母公司的擁有人權益分開列報。全面收入總額必須歸屬於母公司擁有人和非控制性權益，即使這導致非控制性權益出現虧損結餘。母公司在附屬公司不導致失去控制權的權益變動，在權益中記賬。當失去對附屬公司的控制權時，將該前附屬公司的資產、負債和相關權益部份剔除確認。任何虧損在收益表中確認。在該前附屬公司所保留的任何投資按控制權失去當日的公平值記賬。本集團將會由二零一零年一月一日起應用國際會計準則 27 (修訂)。

2. 編製基準

本集團的綜合財務報表是遵照國際財務報告準則編製，並基於歷史成本法編製，並就按公平值透過損益記賬的財務資產和財務負債的重估而作出修訂。

編製符合國際財務報告準則的財務報表需要使用若干關鍵會計估算。這亦需要管理層在應用本公司會計政策過程中行使其判斷。涉及高度的判斷或高度複雜性的範疇，或涉及對綜合財務報表屬重大假設和估算的範疇，在附註4中披露。

(a) 在二零零七年已生效的準則、修訂及詮釋

以下準則、修訂和詮釋必須在二零零七年一月一日或之後開始的會計期間採納：

- 國際財務報告準則7「金融工具：披露」及國際會計準則1「財務報表的呈報－資本披露」的補充修訂引入了有關金融工具的新披露規定，對本集團金融工具的分類和估值，或稅項和業務及其它應付款相關的披露並無任何影響；及

- 國際財務報告詮釋委員會－詮釋10「中期財務報告和減值」禁止在中期期間確認按成本值列賬的商譽、權益工具的投資和財務資產投資的減值虧損，在之後的結算日撥回。此項準則並無對本集團的財務報表有任何影響。

(b) 在二零零七年生效但與本集團二零零七年營運無關的準則、修訂及詮釋

以下準則、修訂及對已公佈準則的詮釋必須在二零零七年一月一日或之後開始的會計期間採納，但與本集團二零零七年的營運無關：

- 國際財務報告詮釋委員會－詮釋7「應用國際會計準則29嚴重通脹經濟中的財務報告下的重列法」；

- 國際財務報告詮釋委員會－詮釋8「國際財務報告準則2的範圍」；及

- 國際財務報告詮釋委員會－詮釋9「重新評估勘入式衍生工具」。

成都民航西南凱亞有限責任公司(「西南凱亞」)	1999年11月28日	44%	—	2,000,000	計算機軟、硬件開發及數據網絡服務
雲南航信空港網絡有限公司(「雲南空港」)	2003年4月1日	40%	—	6,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務
黑龍江航信空港網絡有限公司(「黑龍江空港」)	2003年4月30日	50%	—	6,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務
上海東美在線旅行社有限公司(「上海東美」)	2003年9月28日	50%	—	24,800,000	電子商務，計算機及配件的銷售，計算機、網絡、電子、信息專業及經濟信息諮詢
大連航信空港網絡有限公司(「大連空港」)	2005年1月28日	50%	—	6,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務
河北航信空港網絡有限公司(「河北空港」)	2007年4月5日	50%	—	3,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務
廣州空港航翼信息科技有限公司(「廣州空港」)	2007年12月24日	20%	—	20,000,000	計算機信息系統集成，軟件的開發及技術諮詢服務

本年，本公司與河北機場管理集團共同投資成立了河北航信空港網絡有限公司(「河北空港」)，以提供計算機信息系統集成、軟件的開發及技術諮詢服務。本公司投資人民幣1,500,000元，取得河北空港50%的股權。

此外，本公司、廣東省機場管理集團和中國南方航空股份有限公司共同投資成立了廣州空港航翼信息科技有限公司(「廣州空港」)，以提供計算機信息系統集成、軟件的開發及技術諮詢服務。本公司投資人民幣4,000,000元，取得廣州空港20%的股權。

西安民航凱亞科技有限公司(「西安凱亞」)	2002年7月9日	51%	—	5,000,000	計算機軟、硬件開發及數據網絡服務
新疆民航凱亞信息網絡有限責任公司(「新疆凱亞」)	2002年8月16日	51%	—	5,000,000	計算機軟、硬件開發及數據網絡服務
中國民航信息網絡股份(新加坡)有限公司(「新加坡公司」)	2005年10月21日	100%	—	481,568	硬件諮詢、系統諮詢服務
中國民航信息網絡股份(韓國)有限公司(「韓國公司」)	2005年12月28日	100%	—	403,677	計算機軟、硬件開發及數據網絡服務
中國民航信息網絡股份(日本)有限公司(「日本公司」)	2005年12月16日	100%	—	670,121	軟件開發供應、計算機設備維護服務

本公司及其附屬公司以下統稱「本集團」。

公司名稱	註冊成立日期	持有股權百分比		已發行及繳足資本	主要業務
		直接	間接	人民幣	
聯營公司					
上海民航華東凱亞系統集成有限公司(「華東凱亞」)	1999年5月21日	41%	—	10,000,000	計算機軟、硬件開發及數據網絡服務
瀋陽民航東北凱亞有限公司(「東北凱亞」)	1999年11月2日	46%	—	2,000,000	計算機軟、硬件開發及數據網絡服務

湖北民航凱亞有限公司(「湖北凱亞」)	1997年7月25日	50%	12.5%	5,000,000	提供電子旅遊分銷、機場客運處理及貨運管理服務；以及有關信息系統之銷售及安裝
重慶民航凱亞信息技術有限公司(「重慶凱亞」)	1998年12月1日	51%	—	9,800,000	提供電子旅遊分銷、機場客運處理及貨運管理服務；以及有關信息系統之銷售及安裝
雲南民航凱亞信息有限公司(「雲南凱亞」)	2000年6月15日	51%	—	2,000,000	計算機軟、硬件開發及數據網絡服務
天信達信息技術有限公司(「天信達」)	2000年9月20日	51%	—	23,149,285	提供貨運管理服務和相關軟件和技術開發；提供技術支持，培訓和資訊服務
中國民航信息網絡股份(香港)有限公司(「香港公司」)	2000年12月13日	100%	—	3,182,873	商業服務
廈門民航凱亞有限公司(「廈門凱亞」)	2001年9月14日	51%	—	4,000,000	計算機軟、硬件開發及數據網絡服務
青島民航凱亞系統集成有限公司(「青島凱亞」)	2002年1月11日	51%	—	2,000,000	計算機軟、硬件開發及數據網絡服務

綜合財務報表附註

(所有金額均以人民幣(「人民幣」)千元為單位)

1. 組織結構及主要經營活動

中國民航信息網絡股份有限公司(以下簡稱「本公司」)於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，在中國提供航空信息技術服務及相關服務。

本公司於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。註冊地址為中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層，郵編100190。

截至二零零七年十二月三十一日止，本公司於下列附屬公司及聯營公司擁有直接或間接權益。除中國民航信息網絡股份(香港)有限公司、中國民航信息網絡股份(新加坡)有限公司、中國民航信息網絡股份(韓國)有限公司和中國民航信息網絡股份(日本)有限公司是分別於香港、新加坡、韓國、日本註冊成立和運營的有限公司之外，其它附屬公司及聯營公司均屬於在中國大陸註冊成立及經營之有限公司。

公司名稱	註冊成立日期	持有股權百分比 直接	持有股權百分比 間接	已發行及繳足資本 人民幣元	主要業務
附屬公司					
海南民航凱亞有限公司(「海南凱亞」)	1994年3月2日	64.78%	—	6,615,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝
深圳民航凱亞有限公司(「深圳凱亞」)	1995年4月14日	61.47%	—	11,000,000	提供電子旅遊分銷及貨運管理服務；以及有關信息系統之銷售及安裝

綜合現金流量表

(所有金額均以人民幣(「人民幣」)千元為單位)

	附註	截至十二月三十一日止年度 二零零七年	二零零六年
經營活動之現金流量			
經營活動提供之現金	34	790,232	758,911
企業所得税返還		30,180	—
企業所得税支出		(99,772)	(107,975)
經營活動提供之現金流量淨額		720,640	650,936
投資活動之現金流量			
購買物業、廠房、設備及無形資產		(568,074)	(167,947)
短期銀行存款到期		1,743,036	1,859,041
存入短期銀行存款		(1,702,381)	(1,796,368)
利息收入		64,359	64,570
自聯營公司之股息收入		838	7,970
出售物業、廠房及設備所得款項		661	526
投資聯營公司所支付現金		(5,500)	(9,900)
投資活動使用之現金流量淨額		(467,061)	(42,108)
融資活動之現金流量			
支付公司股東股息		(252,813)	(214,443)
已付附屬公司少數股東股息		(3,964)	(2,812)
融資活動使用之現金流量淨額		(256,777)	(217,255)
匯率變動對現金及現金等價物的影響額		(20,816)	(15,218)
現金及現金等價物增加(減少)淨額		(24,014)	376,355
年初現金及現金等價物		1,233,166	856,811
年終現金及現金等價物	28	1,209,152	1,233,166

綜合股東權益變動表

(所有金額均以人民幣(「人民幣」)千元為單位)

	附註	本公司權益持有人應佔			少數股東權益	合計
		實收資本	儲備	留存收益		
二零零六年一月一日餘額		888,158	1,911,454	788,580	61,296	3,649,488
本年利潤		—	—	515,587	13,934	529,521
分派二零零五年股利		—	—	(204,276)	—	(204,276)
附屬公司分派股利予少數股東		—	—	—	(2,707)	(2,707)
外幣報表折算差异	32	—	(701)	—	—	(701)
轉入儲備	32, 33	—	155,359	(155,359)	—	—
二零零六年十二月三十一日餘額		888,158	2,066,112	944,532	72,523	3,971,325

	附註	本公司權益持有人應佔			少數股東權益	合計
		實收資本	儲備	留存收益		
二零零七年一月一日餘額		888,158	2,066,112	944,532	72,523	3,971,325
以儲備增資	31	888,157	(888,157)	—	—	—
本年利潤		—	—	630,989	17,661	648,650
分派二零零六年股利	11	—	—	(195,395)	—	(195,395)
附屬公司分派股利予少數股東		—	—	—	(4,187)	(4,187)
外幣報表折算差异	32	—	(1,667)	—	—	(1,667)
轉入儲備	32, 33	—	120,546	(120,546)	—	—
二零零七年十二月三十一日餘額		1,776,315	1,296,834	1,259,580	85,997	4,418,726

權益			
可分配給股東資本及儲備			
實收資本	31	1,776,315	888,158
儲備	32	1,299,652	2,062,223
留存收益	33		
一計劃期末現金股息	11	230,921	195,395
一其他		852,988	617,713
權益合計		4,159,876	3,763,489
負債			
流動負債			
應付賬款及預提費用	29	442,499	343,753
應付關聯方款	30	30,533	74,107
應付附屬公司		10,789	2,390
應交所得稅		12,482	4,655
		496,303	424,905
權益及負債合計		4,656,179	4,188,394
淨流動資產		3,087,542	2,956,412
總資產減流動負債		4,159,876	3,763,489

資產負債表

(所有金額均以人民幣(「人民幣」)千元為單位)

	附註	於十二月三十一日 二零零七年	二零零六年
資產			
非流動資產			
物業、廠房及設備，淨值	13	980,578	622,904
無形資產，淨值	14	10,016	7,908
於附屬公司的投資	15	37,507	37,507
於聯營公司的投資	16	27,290	21,790
持有至到期日財務資產	19	—	100,000
其他長期資產	20	8,881	16,968
遞延所得稅資產	18	8,062	—
		1,072,334	807,077
流動資產			
存貨	21	2,632	2,632
應收賬款，淨值	22	110,242	58,125
應收附屬公司，淨值	24	24,982	22,227
應收聯營公司	25	6,308	273
應收關聯方款，淨值	23, 38(3)	381,573	289,751
預付款項及其他流動資產	26	88,640	47,788
持有至到期日財務資產	19	100,000	—
短期銀行存款	27	1,757,949	1,813,504
現金及現金等價物	28	1,111,519	1,147,017
		3,583,845	3,381,317
資產總值		4,656,179	4,188,394

負債			
非流動負債			
遞延所得税負債	18	129	—
流動負債			
應付賬款及預提費用	29	470,212	359,200
應付關聯方款	30	39,960	85,442
應交所得税		17,054	7,605
遞延收益		5,172	2,446
		532,398	454,693
負債合計		532,527	454,693
權益及負債合計		4,951,253	4,426,018
淨流動資產		3,269,777	3,114,864
總資產減流動負債		4,418,855	3,971,325

綜合資產負債表

(所有金額均以人民幣(「人民幣」)千元為單位)

	附註	於十二月三十一日 二零零七年	二零零六年
資產			
非流動資產			
物業、廠房及設備，淨值	13	1,033,148	661,149
無形資產，淨值	14	11,824	9,969
於聯營公司的投資	16	85,996	68,343
持有至到期日財務資產	19	—	100,000
其他長期資產	20	8,881	17,000
遞延所得稅資產	18	9,229	—
		1,149,078	856,461
流動資產			
存貨	21	9,241	4,498
應收賬款，淨值	22	141,565	84,882
應收聯營公司	25	6,308	273
應收關聯方款，淨值	23, 38(3)	389,561	300,070
預付款項及其他流動資產	26	102,399	62,064
持有至到期日財務資產	19	100,000	—
短期銀行存款	27	1,843,949	1,884,604
現金及現金等價物	28	1,209,152	1,233,166
		3,802,175	3,569,557
資產總值		4,951,253	4,426,018
權益			
可分配給股東資本及儲備			
實收資本	31	1,776,315	888,158
儲備	32	1,296,834	2,066,112
留存收益	33		
－計劃期末現金股息	11	230,921	195,395
－其他		1,028,659	749,137
		4,332,729	3,898,802
少數股東權益		85,997	72,523
權益合計		4,418,726	3,971,325

技術支持及維護費		(154,459)	(99,801)
佣金及推廣費用		(248,075)	(194,095)
其他營業成本		(209,701)	(188,534)
總營業成本		(1,344,999)	(1,147,896)
營業利潤		656,904	563,809
財務收入，淨額		48,696	52,406
應佔聯營公司收益		12,991	11,727
稅前利潤	6	718,591	627,942
所得稅	10	(69,941)	(98,421)
除稅後利潤		648,650	529,521
應佔：			
本公司權益持有人		630,989	515,587
少數股東權益		17,661	13,934
		648,650	529,521
本公司權益持有人應佔盈利的每股盈利			
基本及攤薄 *(人民幣元)*	12	0.36	0.29
現金股息	11	230,921	195,395

負債			
非流動負債			
遞延所得稅負債	129	—	—
流動負債			
應付賬款及預提費用	470,212	359,200	345,000
應付關聯方款	39,960	85,442	93,981
應交所得稅	17,054	7,605	17,059
遞延收益	5,172	2,446	1,973
	532,398	454,693	458,113
負債合計	532,527	454,693	458,113
權益及負債合計	4,951,253	4,426,018	4,107,601
淨流動資產	3,269,777	3,114,864	2,733,171
總資產減流動負債	4,418,855	3,971,325	3,649,488

(B) 本集團經審核財務資料

本集團摘錄自本公司二零零七年年報之經審核財務報表連同相關財務報表附註載於下文。

綜合損益表

(除每股數據外，所有金額均以人民幣(「人民幣」)千元為單位)

		截至十二月三十一日止年度	
	附註	**二零零七年**	**二零零六年**
收入			
航空信息技術服務		1,601,160	1,395,172
數據網絡及其他		400,743	316,533
總收入	5	2,001,903	1,711,705
營業成本			
營業税金及附加		(65,795)	(56,358)
折舊及攤銷		(243,111)	(229,178)
網絡使用費		(83,562)	(76,529)
人工成本		(271,689)	(239,743)
經營租賃支出		(68,607)	(63,658)

綜合資產負債表

	於十二月三十一日		
	二零零七年 *人民幣千元*	二零零六年 *人民幣千元*	二零零五年 *人民幣千元*
資產			
非流動資產			
物業、廠房及設備，淨值	1,033,148	661,149	728,325
無形資產，淨值	11,824	9,969	13,232
於聯營公司的投資	85,996	68,343	53,854
持有至到期日財務資產	—	100,000	100,000
其他長期資產	8,881	17,000	20,906
遞延所得税資產	9,229	—	—
	1,149,078	856,461	916,317
流動資產			
存貨	9,241	4,498	3,390
應收賬款，淨值	141,565	84,882	61,516
應收聯營公司	6,308	273	1,227
應收關聯方款，淨值	389,561	300,070	272,991
預付款項及其他流動資產	102,399	62,064	48,072
持有至到期日財務資產	100,000	—	—
短期銀行存款	1,843,949	1,884,604	1,947,277
現金及現金等價物	1,209,152	1,233,166	856,811
	3,802,175	3,569,557	3,191,284
資產總額	4,951,253	4,426,018	4,107,601
權益			
可分配給股東資本及儲備			
實收資本	1,776,315	888,158	888,158
儲備	1,296,834	2,066,112	1,911,454
留存收益			
－計劃期末現金股息	230,921	195,395	204,276
－其他	1,028,659	749,137	584,304
	4,332,729	3,898,802	3,588,192
少數股東權益	85,997	72,523	61,296
權益合計	4,418,726	3,971,325	3,649,488

附註一：

由於以儲備人民幣888,157,500元，按每股面值人民幣1元，共計888,157,500股，以每1現有股份派送1股的方式派送紅股予本公司股東，同時轉增本公司二零零七年實收資本，普通股股數由888,157,500股增加到1,776,315,000股的影響，截至二零零五年及二零零六年十二月三十一日止年度，關乎計算每股盈利的普通股數目已對本次增加之普通股進行了追溯調整。

截至二零零五年、二零零六年及二零零七年十二月三十一日止年度的每股盈利是通過將本公司權益持有人應佔盈利人民幣630,989,000元，除以發行在外的普通股股數1,776,315,000股計算得出(二零零六年：將本公司權益持有人應佔盈利人民幣515,587,000元除以發行在外的普通股股數1,776,315,000股；二零零五年：將本公司權益持有人應佔盈利人民幣529,647,000元除以發行在外的普通股股數1,776,315,000股)。

截至二零零五年、二零零六年及二零零七年十二月三十一日止年度並無已發行可能具有潛在攤薄效應的普通股。

(A) 財務概要

下文載列本公司截至二零零七年十二月三十一日止三個財政年度的經審核綜合收益表及截至二零零五年、二零零六年及二零零七年十二月三十一日止的綜合資產負債表之概要，並無保留意見，其摘錄自本公司之有關年報。

綜合收益表

	截至十二月三十一日		
	二零零七年	二零零六年	二零零五年
	人民幣千元	人民幣千元	人民幣千元
收入	2,001,903	1,711,705	1,496,784
經營費用	(1,344,999)	(1,147,896)	(951,780)
經營利潤	656,904	563,809	545,004
財務收入，淨額	48,696	52,406	38,441
應佔聯營公司收入	12,991	11,727	11,312
稅前利潤	718,591	627,942	594,757
稅收	(69,941)	(98,421)	(51,063)
除稅後利潤	648,650	529,521	543,694
應佔：			
本公司權益持有人	630,989	515,587	529,647
少數股東權益	17,661	13,934	14,047
	648,650	529,521	543,694
每股基本盈利(人民幣) *(附註一)*	0.36	0.29	0.30
現金股息	230,921	195,395	204,276

非豁免持續關連交易

經考慮上述主要因素及理由，吾等認為非豁免持續關連交易乃(i)於　貴集團一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)對獨立股東而言乃屬公平合理並符合　貴集團及股東的整體利益，而非豁免持續關連交易的適用年度上限就獨立股東而言屬公平合理並符合　貴集團及股東的整體利益。此外，吾等認為中國航空結算公司與廈門航空及海南航空分別訂立的聯運數據交換協議以及IATA協議需較長期限，此等年期對於該類合約乃屬正常商業慣例。

因此，吾等建議獨立董事委員會推薦獨立股東(i)於臨時股東大會上投票贊成有關批准非豁免持續關連交易及其適用年度上限的決議案。吾等亦建議獨立股東於臨時股東大會上投票贊成有關批准非豁免持續關連交易及其適用年度上限的決議案。

此致

中國民航信息網絡股份有限公司
獨立董事委員會及列位獨立股東　台照

代表
招商證券(香港)有限公司
吳亦農
執行董事

二零零八年六月十六日

然而，吾等亦留意到：

(i) 買賣協議乃根據正常商業條款協商及訂立；

(ii) 如本函件第II.1小節所述，預計收購將帶來若干益處，董事認為該等益處可使 貴集團於未來數年內取得業務擴展及盈利增長；

(iii) 收購乃於 貴集團日常及一般業務過程中訂立；

(iv) 就獨立股東而言，代價乃屬公平合理；

(v) 中國航空結算公司於過往的盈利能力；及

(vi) 收購將擴大 貴集團的交易處理能力，進而令 貴集團能夠更好地利用中國民航業增長所帶來的及即將帶來的商機。

同時，吾等謹提請獨立董事委員會及獨立股東留意如下事項：

(i) 鑒於本函件第II.4小節所述的理由，減少有關收購的現金流出(包括支付收購中國航空結算公司及物業的代價)將對 貴集團有利；及

(ii) 如本函件第II.6小節所詳述， 貴公司以現金支付本次交易會觸發適用中國法律有關公開投標的規定。因此，發行代價股份對於 貴集團完成對中國航空結算公司及物業的收購非常重要。

儘管存在本函件第II.8小節所述的有關中國航空結算公司業務經營以及因收購而引起現有獨立股東持股權益減少的其他因素，吾等認為，預計收購所帶來的若干益處將有助於 貴集團的業務增長。此外，吾等認為收購(i)於 貴集團的一般及日常業務過程進行；(ii)按一般商業條款訂立；及(iii)就獨立股東而言屬公平合理，且符合 貴集團與獨立股東的整體利益。

因此，吾等建議獨立董事委員會推薦獨立股東(i)投票贊成有關批准收購及代價股份發行的決議案。吾等亦建議獨立股東於臨時股東大會上投票贊成有關批准收購及代價股份發行的決議案。

經考慮以下因素後，吾等認為截至二零一零年十二月三十一日止三個年度的非豁免持續關連交易的適用年度上限就獨立股東而言屬公平合理：

(i) 截至二零零八年十二月三十一日止年度的非豁免持續關連交易的適用年度上限乃基於截至二零零七年十二月三十一日止年度的歷史交易額及截至二零零八年十二月三十一日止年度的相應預期增長率；

(ii) 中國航空業前景樂觀；

(iii) 貴集團的營業額及國內商業航線訂座量的歷史增長；及

(iv) 如非豁免持續關連交易產生非預期收入，非豁免持續關連交易的適用年度上限年度上限將可為 貴集團提供足夠的餘裕，進而促進 貴集團於截至二零一零年十二月三十一日止三個年度的業務增長。

按上文所述，吾等認為適用年度上限就獨立股東而言屬公平合理，並符合 貴集團及股東的整體利益。

推薦建議

收購

於達致吾等推薦建議之前，吾等提請 閣下注意本函件第II.8小節所述有關中國航空結算公司業務經營的以下因素，於最後可行日期尚不能確定該等因素對 貴集團業務經營的影響：

(i) 有關中國航空結算公司信息科技系統的持續改善所需資本開支；及

(ii) 現有關收購的目標；

吾等提請獨立董事委員會及獨立股東注意，現有獨立股東的持股權益將因發行代價股份而由約35.00%減少至31.87%。

4. 年度上限之增長

下表載列年度上限增長之摘要(按交易性質分類):

類型	**上限增長的基準**
收入管理應用系統開發與支持服務	參考民航局的「十一五計劃」,預計旅客數量每年將穩定增長14%。中國航空結算公司將繼續開發新產品及服務,包括但不限於建立數據交換平台、提供數據服務產品及數據增值服務。由於預計旅客數量將會增加,根據航空業未來增長率及近年來航空業務的歷史增長,估計 貴集團所提供服務的服務水平及服務範圍每年將會增加20%。
客運及貨運收入結算清算服務	根據民航局的「十一五計劃」,中國民用航空運輸量年增長率平均為14%。中國航空結算公司致力於將其業務擴展至國內聯運結算、發展銷售審核業務及外包業務,並擴大清算市場中的客戶群。參考類似服務的歷史交易金額及估計市場定價,預計年運輸量及收入結算金額將增加約20%。
BSP 服務	二零零五年至二零零七年間,中國BSP業務每年增長21至25%。根據民航局的「十一五計劃」,估計中國民用航空旅客數量年增長率平均為14%。參考BSP業務的市場需求及中國民用航空載客量日益提高的增長率,預計中國航空結算公司於不久將來BSP服務的年增長率為30%。

2. 非豁免持續關連交易的歷史交易金額

為便於獨立股東參考，下表載列非豁免持續關連交易於截至二零零七年十二月三十一日止三個年度的歷史交易金額(按交易性質分類)：

	截至十二月三十一日止年度的歷史交易金額		
	二零零五年	二零零六年	二零零七年
	(人民幣千元)	*(人民幣千元)*	*(人民幣千元)*
東方航空訂立的收入管理應用系統開發與支持服務	34,169	35,671	38,276
國航訂立的收入管理應用系統開發與支持服務	21,272	21,625	24,428
東方航空訂立的客運及貨運收入結算清算服務	12,621	15,597	15,230
國航擬訂立的客運及貨運收入結算清算服務	21,291	22,871	23,604
BSP服務	29,781	35,983	44,653

資料來源： 貴集團管理層提供的資料

3. 非豁免持續關連交易於截至二零零七年十二月三十一日止年度的歷史金額與截至二零零八年十二月三十一日止年度適用年度上限之比較

基於上文所述，吾等留意到：

(i) 東方航空與國航就截至二零零八年十二月三十一日止年度的收入管理系統開發及支持服務而擬達成的年度上限，均較於截至二零零七年十二月三十一日止年度的相同服務之歷史交易金額高20%；

(ii) 東方航空與國航就截至二零零八年十二月三十一日止年度的客運及貨運收入管理及清算服務而擬達成的的年度上限，均較於截至二零零七年十二月三十一日止年度的相同服務之歷史交易金額高20%；及

(iii) 截至二零零八年十二月三十一日止年度的BSP服務的年度上限，較於截至二零零七年十二月三十一日止年度的相同服務之歷史交易金額高30%。

根據上文所述，吾等認為(i)較長年期交易需要有較長期限，及向航空公司提供信息技術服務的合約規定此等年期乃屬正常商業慣例；及(ii)較長年期交易為期三年以上的期限，可令　貴集團得以於較長的期限內取得收入，屬可以接受。

IV. 年度上限

1. 非豁免持續關連交易之適用年度上限

為便於獨立股東參考，下表載列非豁免持續關連交易於截至二零一零年十二月三十一日止三個年度的適用年度上限（按交易性質分類）：

	適用年度上限		
	二零零八年	**二零零九年**	**二零一零年**
	(人民幣千元)	*(人民幣千元)*	*(人民幣千元)*
東方航空訂立的收入管理應用系統開發與支持服務	45,931	55,117	66,141
國航訂立的收入管理應用系統開發與支持服務	29,314	35,176	42,212
東方航空訂立的客運及貨運收入結算清算服務	18,276	21,931	26,317
國航擬訂立的客運及貨運收入結算清算服務	28,325	33,990	40,788
BSP服務	58,048	75,464	98,103

資料來源：　貴集團管理層提供的資料

Satyam Computer Services Limited *(附註3)*	一間全球顧問及信息技術公司，於紐約證券交易所上市。它提供一系列信息技術外包及系統集成等專門服務。	2006	坎培斯航空公司	七

附註：

1. 該交易已於Electronic Data Systems Corporation網頁(www.eds.com)上日期為二零零六年一月十七日，標題為「EDS signs contract with United Airlines to upgrade computer systems and service to reduce IT costs」的文章中披露。

2. 該交易已於彭博日期為二零零六年八月二十一日，標題為「IBM wins 7-year agreement to run Delta's reservations system」的文章中披露。

3. 該交易已於Satyam Computer Services Limited網頁(www.satyam.com)上日期為二零零六年十一月九日，標題為「Satyam wins multi-million dollar Qantas deal」的文章中披露。

如上表所示，Electronic Data Services Corporation、國際商業機器有限公司及Satyam Computer Services Limited已分別與航空公司訂立同類安排，為期三年以上。 此外，較長年期交易的最長期限(即IATA協議期限)將自二零零八年三月二十七日至二零一七年十二月三十一日，較國際IT交易的最長期限(即十年)為短。

吾等留意到，IATA協議的期限略長於九年，超過了發起人航空服務交易的期限(介乎四至五年)。儘管只有三家國際IT服務供應商按超過三年的協議期向航空公司提供IT服務，吾等認為，考慮到如下因素，IATA協議規定較長的年期仍屬可予接受，因為IATA協議的期限略長於九年，較國際IT交易(為十年)的最長期限為短。

吾等亦留意到，中國航空結算公司與上海航空訂立的聯運數據交換協議為期三年，與中國航空結算公司分別與廈門航空及海南航空訂立的聯運數據交換協議年期(為39個月)相比少3個月。吾等認為，上述聯運數據交換協議年期之間的差別可予接受，原因如下：

(i) 年期相差僅三個月，與三年時間相比相對較短；

(ii) 中國航空結算公司與上海航空訂立的聯運數據交換協議，與中國航空結算公司分別與廈門航空及海南航空訂立的聯運數據交換協議同樣，均將於同一日(即二零零九年十二月三十一日)屆滿；及

(iii) 中國航空結算公司分別與廈門航空及海南航空訂立的聯運數據交換協議的年期(為39個月)低於發起人航空服務交易的年期(介於四至五年)。

如上所示，海南航空、中國東方航空武漢有限責任公司、上海航空、南方航空及東方航空分別已與　貴集團訂立類似安排，為期三年以上。因此，吾等認為　貴集團與中國航空公司訂立為期三年以上，涉及提供IT服務的協議，是為正常。

如董事所告知，按彼等所知，　貴集團現時為中國本地航空公司相關航空信息技術支持的唯一中國供應商。因此，董事並不知悉獨立第三方在中國市場簽訂任何其他相若的協議，可供參考三年以上的期限，是否為中國業內業務常規。鑒於以上所述，吾等就已向航空公司提供信息技術服務的國際信息技術服務供應商進行研究，讓吾等可以評估較長年期交易的期限是否屬公平合理，並達致關於三年以上的期限是否為一般業務常規的意見。

吾等透過網上及彭博搜尋，按吾等所知及所悉，已識別七個國際信息技術服務供應商，彼等亦從事與　貴集團的業務，即向航空公司提供信息技術服務。於已識別的國際信息技術服務供應商之中，吾等留意到Electronic Data Services Corporation、國際商業機器有限公司及Satyam Computer Services Limited已向航空公司提供三年以上的信息技術服務(合稱「**國際IT交易**」)。吾等認為，國際IT交易與較長年期交易大致相若，且國際IT交易的期限適合吾等評估較長年期交易期限是否公平合理。以下載列國際IT交易期限概要：

信息技術服務供應商	**主營業務**	**訂立協議年份**	**航空公司**	**協議年期** *(年)*
Electronic Data Systems Corporation *(附註1)*	一間全球技術服務公司，於紐約證券交易所上市，為眾多不同行業的客戶提供廣泛的信息科技服務。	2006	聯合航空公司	十
國際商業機器有限公司 *(附註2)*	一間全球整合信息技術供應商，硬件、軟件及服務專家，並於紐約證券交易所上市。	2006	達美航空公司	七

就BSP服務而言，根據　貴集團管理層向吾等提供的資料，IATA向關連航空公司收取的BSP服務費的定價基準，與IATA向BSP服務其他會員(屬獨立第三方的航空公司)的定價相同。故吾等認為，BSP服務的條款就獨立股東而言屬公平合理。

綜上所述，吾等認為非豁免持續關連交易(i)於　貴集團的一般及日常業務過程進行；(ii)按一般商業條款訂立；及(iii)就獨立股東而言屬公平合理，且符合　貴集團及獨立股東的整體利益。

4.　較長年期交易的期限

如董事會函件所述，(i)中國航空結算公司與廈門航空及海南航空分別訂立的聯運數據交換協議期限為39個月，超過了三年；及(ii)IATA協議期限自二零零八年三月二十七日至二零一七年三月三十一日，略長於九年。

經董事告知，　貴公司已與海南航空、中國東方航空武漢有限責任公司、上海航空、南方航空及東方航空訂立若干期限超過三年的航空服務協議，具體內容載列於　貴公司刊發的日期為二零零六年四月七日及二零零七年十月十日的通函(「**發起人航空服務交易**」)內。經董事告知，該等交易中向民航公司提供的有關IT的服務性質與較長年期交易項下擬進行的交易性質相若。因此，吾等認為，上述　貴集團向中國其他航空公司提供IT服務的交易與較長年期交易大致相若，而該等交易的期限亦適用於吾等評估較長年期交易期限是否屬公平合理。

以下載列　貴公司與航空服務發起人訂立的航空服務協議的期限概要：

航空服務發起人名稱	**協議／續約日期**	**協議期限的年期**
海南航空	二零零四年十月二十五日	五
中國東方航空武漢有限責任公司	二零零四年十一月一日	五
上海航空	二零零四年十一月五日	五
南方航空	二零零六年一月二十三日	四
東方航空	二零零七年六月三十日	四年半(自協議日期至二零一一年十二月三十一日)

客運、貨運結算及清算服務	參照行業監管部門發出的有關文件所規定的費率及規定收費。提供服務的價格於有關協議中規定，基於如下計算方法(i)總結算金額的百分比率及(ii)交易量乘以單價。
BSP服務	服務費以「特定收費單位」的基準(定義見IATA協議)按每次處理交易收費。有關於中國之交易，IATA應付之特定收費單位以人民幣計算，於香港及澳門之交易則以港元計算，其他地區則根據按IATA協議條款作出調整的浮動匯率以美元計算。

就董事所知、所悉及所信，中國航空結算公司乃目前中國唯一的為商營航空公司及其他航空企業提供會計、結算及清算服務以及信息系統及支持服務的中國供應商。此外，據董事告知：

(i) 就收入管理系統開發及支持服務、客運及貨運收入結算清算服務而言，中國航空結算公司的其他客戶乃其他中國國內的航空公司，即南方航空、國航、澳門航空、廈門航空、海南航空、深圳航空、上海航空、山東航空及四川航空，該等公司均為 貴公司的關連人士；

(ii) 中國航空結算公司亦向其他航空公司(為獨立第三方)提供與上述收入管理系統開發及支持服務、客運及貨運收入結算清算服務類似的服務(「**類似服務**」)，及

(iii) 中國航空結算公司向BSP服務的會員(包括但不限於各關連航空公司)提供BSP服務。

鑒於上文所述，除第(ii)點所述的類似服務外，董事並不知悉中國市場有第三者(即中國航空結算公司或關連航空公司以外的人士)簽訂任何其他相若的協議，可供參考以確定收入管理系統開發及支持服務、客運及貨運收入結算清算服務的定價基準。

吾等已審閱有關類似服務的協議，並留意到收入管理系統開發及支持服務、客運及貨運收入結算清算服務的定價基準與類似服務的相若。故吾等認為，收入管理系統開發及支持服務、客運及貨運收入結算清算服務的定價基準屬可予接受。

據董事會函件所載資料，有關中國航空結算公司分別與廈門航空及海南航空訂立的聯運數據交換協議的詳情如下：

另一方	**日期**	**期限**	**詳情**
廈門航空	二零零六年九月二十六日	二零零六年十月一日至二零零九年十二月三十一日	主要包括接收來自各航空公司的聯運開賬數據，並按接受服務的被開賬航空公司(「**被開賬航空公司**」)分類聚合，按被開賬航空公司進行各航空公司的數據匯總，並將數據傳送給被開賬航空公司。
海南航空	二零零六年九月十八日	二零零六年十月一日至二零零九年十二月三十一日	

3. 非豁免持續關連交易之條款

下表載列非豁免持續關連交易定價基準之摘要：

類型	**定價基準**
收入管理應用系統開發與支持服務	服務費按月繳方式收取乃基於提供者與使用者之間簽訂的協議釐定。根據交易量的大小，有幾種收費級別，於有關協議中規定。收費是參照有關服務的價格及規模釐定，費率視乎交易量水平而定—交易量越大，提供商收取的費率越低。

第四類 — BSP服務

IATA (獲關連航空公司的授權)	二零零八年三月二十七日	二零零八年三月二十七日至二零一七年三月三十一日	在中國、香港、澳門及中華台北向IATA提供BSP服務。BSP為一個專門為促進及簡化IATA認可客運銷售代理商的銷售、申報及繳款程序以及改善航空公司的財務監控及現金流設計而成的系統。中國航空結算公司與IATA已就預期將於二零一零年一月開始向新增地區提供有關的服務訂立合約，有關服務將包括供應軟件應用支持，開發及維護服務。

2. 中國航空結算公司分別與廈門航空及海南航空訂立的聯運數據交換協議的背景

吾等亦留意到，中國航空結算公司分別與廈門航空及海南航空訂立的聯運數據交換協議的以及IATA協議(合稱為「**較長年期交易**」)的年期均超過三年。根據上市規則第14A.35(1)條規定，吾等須向獨立董事委員會及獨立股東解釋該等交易是否公平合理，及是否該類協議需要該等年期乃屬於正常商業慣例。

國航	二零零八年 二月二十八日	二零零八年 一月一日至 二零零九年 十二月三十一日	中國航空結算公司提供的主要產品包括國際、國內客運收入管理計算機系統、國際、國內貨運收入管理系統、郵件收入管理系統、機場服務費結算系統、數據服務系統及國際、國內清算系統等自行開發的計算機應用系統。該等系統服務主要包括應用及運行支持、定制開發、系統實施、業務研究及系統開發。

第二類 — 客運及貨運收入結算清算服務

東方航空	二零零八年 二月二十二日	二零零八年 一月一日至 二零零九年 十二月三十一日	提供客運及貨運數據採集、銷售報告控制、銷售審核、分攤、承運處理、對外及對內開賬、結算、票據配比、帳戶管理及管理資料報告服務(視情況而定)以及收入結算及清算服務。
國航	二零零八年 二月二十八日	二零零八年 一月一日至 二零零九年 十二月三十一日	

(b) 實現有關收購的目標

貴集團訂立買賣協議時，意欲透過收購實現若干目標，包括但不僅限於節省開支、改進客戶服務、提高內部程序的效率、完善 貴集團現有的基礎設施以及提高 貴集團基礎設施資產的利用率。然而， 貴集團並不能保證收購完成後能夠實現上述目標。

儘管上文所述，經考慮預計由該收購產生的利益(詳見上文第II.1分段)，吾等認為，收購就獨立股東而言屬公平合理，並符合 貴集團及股東的整體利益。綜上所述，吾等認為收購(包括代價股份的發行)乃按一般商業條款進行，就獨立股東而言屬公平合理，且符合 貴集團及股東的整體利益。

III. 中國航空結算公司持續關連交易

1. 非豁免持續關連交易的背景

如董事會函件所述，中國航空結算公司於收購前已與 貴公司的若干關連人士訂立若干安排，包括提供物業管理服務、系統開發及支持服務、乘客及貨物收入管理及清算服務、國內郵件收入結算及清算服務及BSP 服務。

如董事會函件所述，有關東方航空及國航以及IATA協議的中國航空結算公司持續關連交易須獲得獨立股東於臨時股東大會上投票批准。

根據董事會函件提供的資料，非豁免持續關連交易的詳情載列如下：

另一方	日期	期限	詳情
第一類 — 系統開發及支持服務			
收入管理應用系統開發與支持服務			
東方航空	二零零八年二月二十二日	二零零八年一月一日至二零零九年十二月三十一日	向各航空公司提供計算機系統應用開發及支持服務。

(c) 負債率

如二零零七年年報所述，(i) 貴集團截至二零零七年十二月三十一日止的現金及銀行結餘(包括現金及現金等價物以及短期銀行存款)合計約為人民幣3,053.1百萬元，而 貴集團截至二零零七年十二月三十一日止的銀行借款為零。基於以上所述， 貴集團截至二零零七年十二月三十一日止的借款淨額與權益比率(即銀行借款減去現金及銀行結餘佔資產淨值的百分比)的比例為零。

根據載於通函附錄三中的經擴大集團資產及負債的未經審核備考綜合資產負債報表， 貴集團的銀行借款於緊接收購完成後仍為零。基於以上所述， 貴集團的借款淨額／權益比率於收購完成可能仍為零。

(d) 營運資金

鑒於代價將僅以發行代價股份支付，董事預計對 貴集團於緊接收購完成後的營運資金狀況不會產生重大不利影響。

根據上文所述，董事預計收購對 貴集團的財務狀況不會產生任何重大不利影響。

8. 有關收購的其他因素

於整體評估本次收購時，吾等亦曾考慮以下其他因素：

(a) 有關中國航空結算公司信息科技系統的持續改善所需資本開支

中國航空結算公司的業務很大程度上依賴於信息科技(「IT」)系統及時為各種機構及航班處理大量交易的能力。中國航空結算公司的競爭力部分依賴於IT系統的及時、經濟、有效的升級。經董事告知，中國航空結算公司正在或有意繼續為IT系統的改善或升級投資。 貴集團就中國航空結算公司IT系統的持續改善需要支出額外資本開支。

誠如董事會函件所述， 貴公司認為，以發行代價股份支付收購的代價，較以現金支付更為適合，此乃由於根據國務院國有資產監督管理委員會相關規定以及 貴公司中國律師的法律意見，根據適用中國法律， 貴公司以現金支付本次交易會觸發公開投標的規定。董事確認， 貴公司已從相關中國政府機構取得適用中國法律項下發行代價股份所必須的所有批准。基於上文所述，吾等認為，發行代價股份就獨立股東的利益而言可予接受。

7. 對 貴集團的財務影響

如董事會函件所述，緊接收購完成之後，中國航空結算公司將成為 貴公司的全資附屬公司。據董事告知，收購將對 貴集團產生如下財務影響：

(a) 盈利

誠如二零零七年年報所提述，於截至二零零七年十二月三十一日止年度， 貴集團錄得股東應佔經審核合併淨利潤約人民幣631.0百萬元。於緊接收購完成後，中國航空結算公司的業績將併入發展集團賬目。

誠如董事會函件所述，假設收購已於二零零七年一月一日完成， 貴集團股東應佔綜合利潤將增至約人民幣696.8百萬元，較截至二零零七年十二月三十一日止年度 貴公司股東應佔 貴集團經審核綜合利潤約人民幣631.0百萬元高出約10.4%。

(b) 資產淨值

誠如二零零七年年報所提述，截至二零零七年十二月三十一日止， 貴集團股東應佔經審核合併資產淨值約為人民幣4,418.7百萬元，每股資產淨值約為人民幣2.49元(基於截至二零零七年十二月三十一日止的1,776,315,000股已發行股份)。

根據載於通函附錄三中的經擴大集團資產及負債的未經審核備考綜合資產負債報表， 貴集團綜合資產淨值於緊接收購完成後將會增至約人民幣5,315.6百萬元，每股資產淨值約為人民幣2.72元(基於發行174,491,393股代價股份後有的1,950,806,393股已發行股份)。

6. 收購完成對獨立股東持股權益的潛在攤薄影響

發行代價股份將攤薄　貴公司已發行股本中獨立股東權益。下表載列了於最後可行日期及緊接收購完成後　貴公司的持股結構（假設除於最後可行日期至收購完成日期間發行可比股份外，　貴公司已發行股本並無其他變動）：

		於最後可行日期		緊接收購完成後	
股東	*股份類別*	*股份數目*	*佔總股本的比例*	*股份數目*	*佔總股本的比例*
集團公司	內資股	396,993,000	22.35%	571,484,393	29.29%
南航集團	內資股	232,921,000	13.11%	232,921,000	11.94%
東航集團	內資股	218,829,000	12.32%	218,829,000	11.22%
中航集團	內資股	178,867,000	10.07%	178,867,000	9.17%
其他內資股股東	內資股	126,997,000	7.15%	126,997,000	6.51%
社會公眾	H股	621,708,000	35.00%	621,708,000	31.87%
總計		1,776,315,000	100.00%	1,950,806,393	100.00%

基於上述情況，由於發行代價股份，現有獨立股東（以公眾股東為代表）持股權益將由約35.00%攤薄至約31.87%。據董事告知，儘管獨立股東的總持股比例將因收購而攤薄，值得留意的是，鑒於中國航空結算公司有望為　貴集團帶來新的收入流，故將對　貴集團的財務狀產生積極影響。

然而，吾等提請獨立董事委員會及獨立股東注意，誠如二零零七年年報所提述，截至二零零七年十二月三十一日止，　貴集團現金及銀行結餘約為人民幣30億元，而　貴集團於截至二零零七年十二月三十一日止並無銀行借款。因此，　貴集團或可以考慮選擇以現金形式支付代價，而非發行代價股份。

5. **買賣協議的先決條件**

收購完成須待(其中包括)下列先決條件達成或豁免後，方可作實：

(i) 買賣協議及其項下擬進行的交易於 貴公司臨時股東大會上獲獨立股東批准；

(ii) 買賣協議項下擬進行的交易獲所有中國相關政府部門批准且收購符合中國所有法律法規；

(iii) 買賣協議中的聲明及保證乃屬真實準確，且在任何重大方面並無誤導成分；

(iv) 貴公司對中國航空結算公司及物業的盡職調查結果滿意；及

(v) 貴公司已獲中國律師事務所就收購的合法性及可執行性提供法律意見。

貴公司有權豁免上述(iii)至(v)項全部或部分條件。誠如董事會函件所述，除上述條件(i)外，於最後可行日期，其他全部條件均已達成。

誠如上文所闡述，吾等留意到：

(1) 發行價較最後一個完整交易日的股票收市價折讓約4.48%，優於經修訂最後交易日平均值；

(2) 發行價較截至最後一個完整交易日（包括該日）止最後五個交易日平均收市價折讓約5.47%，遜於經修訂五日平均值；及

(3) 發行價較截至最後一個完整交易日（包括該日）止最後十個交易日平均收市價折讓約3.33%，優於經修訂十日平均值；

雖然存在上文(2)所述之不利比較，但吾等提請獨立董事委員會及獨立股東注意如下事項：

(a) 發行價較截至最後一個完整交易日的股票收市價折讓約4.48%，處於可比發行（東方航空除外）的發行價格較其各自於緊接有關公告刊發前的最後一個完整交易日的收市價所具有的折讓範圍（介於折讓約0.57%至14.18%之間）之內；及

(b) 發行價較截至最後一個完整交易日（包括該日）止最後五個交易日平均收市價折讓約5.47%，處於可比發行（東方航空除外）的發行價格較其各自於有關公告刊發前的最後一個交易日（包括該日）止最後五個交易日的平均每股收市價所具有的折讓範圍（介於折讓約0.19%至13.79%之間）之內。

基於上文分析，吾等認為發行價乃屬公平合理並與發行人自二零零七年六月一日起公佈的香港證券市場上其他H股發行一致。

基於上述主要因素及理由，吾等認為本次發行價就獨立股東而言乃屬公平合理。

此外，如上表所示，(i)與直至相關公告前最後一個完整交易日(包括該日)的最後五個交易日的每股平均收市價相比，可比發行的發行價介乎折讓約0.19%至折讓約53.20%(「**五天範圍**」)；及(ii)與直至相關公告前最後一個完整交易日(包括該日)的最後十個交易日的每股平均收市價相比，可比發行的發行價介乎溢價約2.36%至折讓約53.03%(「**十天範圍**」)。

吾等留意到，(i)本次發行價較直至最後一個完整交易日(包括該日)的五個交易日的平均收市價的折讓約5.47%，在五天範圍之內；及(ii)本次發行價較直至最後一個完整交易日(包括該日)的十個交易日的平均收市價的折讓約3.33%，仍在十天範圍內。

吾等提請獨立董事委員會及獨立股東注意，東方航空(作為　貴公司的一位關連人士)H股的發行價較(i)緊接發佈有關公告前最後一個完整交易日的收市價；(ii)截至有關公告前最後一個交易日(包括該日)止最後五個交易日平均每股收市價；及(iii)截至有關公告前最後一個交易日(包括該日)止最後十個交易日平均每股收市價具有超逾50%的顯著折讓。故吾等認為東方航空H股發行價與其他可比發行案例相較有明顯差異，就評估發行價的公平及合理性而言，或屬特例。

若排除東方航空H股發行，吾等留意到：

(i) 可比發行(東方航空除外)的發行價格較其各自於緊接有關公告刊發前最後一個完整交易日的收市價平均折讓約6.41%。(「**經修訂最後交易日平均值**」)；

(ii) 可比發行(東方航空除外)的發行價格較其各自於有關公告刊發前的最後一個交易日(包括該日)止最後五個交易日平均每股收市價平均折讓約5.39%(「**經修訂五日平均值**」)；及

(iii) 可比發行(東方航空除外)的發行價格較其各自於有關公告刊發前的最後一個交易日(包括該日)止最後十個交易日平均每股收市價平均折讓約6.11%(「**經修訂十日平均值**」)。

二零零七年十二月十八日	深圳中航實業股份有限公司	161	新H股配售	6.00	(6.98)%	(6.69)%	(5.21)%
二零零八年二月二十九日	天津天聯公用事業股份有限公司	8290	新H股配售	1.90	(7.77)%	(4.71)%	(4.52)%
二零零八年三月二十八日	中國通信服務股份有限公司	552	新H股配售	5.25	(0.57)%	(0.19)%	(5.91)%
二零零八年五月二十二日	浙江玻璃股份有限公司	739	新H股配售	6.05	(14.18)%	(13.79)%	(14.35)%
二零零八年五月三十日	北京首都國際機場股份有限公司	694	新H股配售	7.45	(6.88)%	(6.76)%	(8.70)%
	最高				(0.57)%	(0.19)%	2.36%
	最低				(50.59)%	(53.20)%	(53.03)%
	平均				(10.82)%	(10.17)%	(10.80)%
	最高(不包括中國東方航空股份有限公司)				(0.57)%	(0.19)%	2.36%
	最低(不包括中國東方航空股份有限公司)				(14.18)%	(13.79)%	(14.35)%
	平均(不包括中國東方航空股份有限公司)				(6.41)%	(5.39)%	(6.11)%
	本次發行代價股份				(4.48)%	(5.47)%	(3.33)%

資料來源：聯交所網站

如上表所示，可比發行的發行價格較其各自於緊接相關公告刊發前的最後一個完整交易日的收市價均有折讓，平均折讓約為10.82%。吾等留意到，本次發行價較截至最後一個完整交易日的股票收市價折讓約4.48%，與上述平均值相比乃屬有利。

(b) *發行價與可比發行的比較*

為確保發行價的公平合理性，吾等已完成發行價與其他H股或內資股發行價(「**可比發行**」)的比較，該等發行價由其H股於二零零七年六月一日直至最後可行日期(包括該日)期間在聯交所主板上市的公司公佈，無論該發行是否於或已於收購完成之前進行。為此，吾等已根據所知資料確定共10項可比發行，詳情載列如下：

公佈日期	發行人姓名	股份代號	H股發行性質	發行價格 *(港元)*	發行價格較相關公告前的最後完整交易日收市價的(折讓)／溢價	發行價格較直至相關公告前最後完整交易日(包括該日)的最後5個連續交易日的平均收市價的(折讓)／溢價	發行價格較直至相關公告前最後完整交易日(包括該日)的最後10個連續交易日的平均收市價的(折讓)／溢價
二零零七年八月九日	中國建材股份有限公司	3323	新H股配售	17.80	(1.98)%	(1.98)%	2.36%
二零零七年九月五日	山東墨龍石油機械股份有限公司	568	新H股配售	1.70	(5.56)%	(2.30)%	(2.86)%
二零零七九月二十日	浙江永隆實業股份有限公司	8211	新H股配售	0.55	(9.84)%	(7.72)%	(8.49)%
二零零七年十月十日	第一拖拉機股份有限公司	38	新H股配售	3.95	(3.89)%	(4.36)%	(7.28)%
二零零七年十一月九日	中國東方航空股份有限公司	670	新H股認購	3.80	(50.59)%	(53.20)%	(53.03)%

(iii) 較最後一個完整交易日前的最後五個交易日(包括最後一個完整交易日)於聯交所報之平均收市價每股H股6.76港元折讓約5.47%；

(iv) 較最後一個完整交易日前的最後十個交易日(包括最後一個完整交易日)於聯交所報之平均收市價每股H股6.61港元折讓約3.33%；及

(v) 較最後一個完整交易日前的最後三十個交易日(包括最後一個完整交易日)於聯交所報之平均收市價每股H股6.21港元溢價約2.90%。

下圖列示了於聯交所交易的H股於二零零七年五月三日(緊接最後一個完整交易日之前的一年)直至二零零八年五月二日(包括該日，即最後一個完整交易日)(「**回顧期**」)的日收市價：



股價(港元)
10
9
8
7
6
5
4
3
2
1
0
發行價=6.39港元
2007-5-3
2007-6-3
2007-7-3
2007-8-3
2007-9-3
2007-10-3
2007-11-3
2007-12-3
2008-1-3
2008-2-3
2008-3-3
2008-4-3

資料來源：彭博財經

於回顧期內，股份收市價介乎每股9.35港元至每股5.50港元，平均收市價約為每股7.315港元。如上圖所示，發行價乃參考最後二十個完整交易日直至最後一個完整交易日(包括該日)H股的平均收市價釐定，並位於回顧期股份交易的收市價範圍之內。

根據上文所述及代價乃基於載列於估值報告中的物業資本估值之事實，吾等同意董事的看法，即物業代價就獨立股東而言乃屬公平合理。

4. 發行代價股份的條款

據董事告知，除發行代價股份外，亦曾考慮過支付代價的其他方式。然而，董事認為，鑒於(i)銀行借款或發行債券等方式的債務融資將會增加 貴集團的負債率及財務費用，並對 貴集團盈利產生負面影響；及(ii)現金付款將減少 貴集團現金及銀行結餘，發行新增內資股乃為支付代價的可行辦法。

誠如二零零七年年報「財務回顧」一節「資本開支」小節所述，董事會估計 貴集團二零零八年的計劃資本開支約達人民幣1,372百萬元，主要用於在北京興建新營運中心、開發及逐步推行新一代航空旅客服務系統及其他新業務。上述資本開支的資金來源將包括 貴集團業務產生的內部現金流。因而，董事認為將收購有關的現金流出(包括支付中國航空結算公司及物業的代價)減至最低對 貴集團有利。

鑒於代價將不以現金形式支付，收購將不會對 貴集團緊接收購完成後的現金及銀行結餘狀況產生影響。另一方面，發行代價股份將增強 貴集團資本基礎及財務狀況。鑒於以上原因，吾等認為透過發行代價股份來支付代價乃符合 貴集團及獨立股東的整體利益。

(a) 代價股份的發行價

誠如董事會函件所提述，代價應透過按每股代價股份6.39港元的發行價(「**發行價**」)發行代價股份予以支付，此乃參考截至二零零八年五月二日(包括該日)(為訂立買賣協議前H股在聯交所的最後完整交易日「**最後一個完整交易日**」)的最後二十個完整交易日的平均收市價後，由 貴公司與集團公司公平磋商後決定。發行價：

(i) 較最後可行日期H股於聯交所報之收市價每股H股6.23港元約溢價約2.57%；

(ii) 較最後一個完整交易日於聯交所報之收市價每股H股6.69港元折讓約4.48%；

(i) *市盈率比較*

吾等留意到目標市盈率約為12.3，低於可比公司的平均市盈率（約為20.32）。因此，吾等認為，目標市盈率較可比公司的市盈率有利。

(ii) *市賬率比較*

目標市賬率約為1.1，低於可比公司的平均市賬率（約為2.13）。因此，吾等認為，目標市賬率較可比公司的平均市賬率有利。

基於上文分析，吾等認為中國航空結算公司的代價就獨立股東而言屬公平合理。

3. 物業代價基準

誠如董事會函件所提述，代價人民幣212百萬元乃經雙方根據買賣協議公平磋商及參考載列於通函附錄四中估值報告（「**估值報告**」）所載最新物業估值後釐定。

下表載列了物業代價人民幣212百萬元與載列於估值報告中的物業資本值的比較：

		金額
(A)	載列於估值報告中的物業資本值	人民幣208,325,000元
(B)	物業的代價	人民幣212,000,000元
物業代價溢價（與估值金額相較）：(B) - (A)		**人民幣3,675,000元（或約1.8%）**

為保證物業估值的公平性及合理性，吾等已審閱通函附錄四中所載列的估值報告。吾等亦已與獨立估值師就達致估值報告中的物業估值時所採用的方法及假設進行了討論。獨立估值師已使用直接比較法評估物業權益的價值，此乃假設現況下將該等物業權益即時交付出售，參考有關市場可資比較交易進行估值。據獨立估值師告知，上述方法符合香港測量師學會頒布的《香港測量師學會物業估值標準》（二零零五年第一版）。有鑒於此，吾等認為獨立估值師所採用的估值方法乃符合正常市場慣例。

ExlService Holdings, Inc.	納斯達克	EXLS US Equity	提供集成外包解決方案及綜合事務處理的管理。	15.40	2.48
Brady PLC	倫敦證券交易所	BRY LN Equity	為交易運行提供綜合解決方案的支持。	25.28	1.98
平均				**20.32**	**2.13**
最大				**41.22**	**3.46**
最小				**3.06**	**0.88**

資料來源：彭博財經及可比公司的官方網站

吾等留意到，可比公司的市盈率介乎約3.06至約41.22，平均值約為20.32，可比公司的市賬率介乎約0.88至約3.46，平均值約為2.13。

如下載列了(i)中國航空結算公司的除稅後淨利潤；(ii)中國航空結算公司的資產淨值；及(iii)基於中國航空結算公司代價的相關比率：

	金額	
中國航空結算公司的代價	人民幣788,000,000元	(a)
截至二零零七年十二月三十一日止年度的中國航空結算公司的除稅後淨利潤	人民幣63,898,000元	(b)
截至二零零七年十二月三十一日止的中國航空結算公司的資產淨值	人民幣699,374,000元	(c)
目標市盈率	**12.3**	**(a)/(b)**
目標市賬率	**1.1**	**(a)/(c)**

根據上表，吾等留意到，截至二零零七年十二月三十一日止年度，中國航空結算公司的代價與其除稅後淨利潤比率(「**目標市盈率**」)約為12.3。截至二零零七年十二月三十一日止，中國航空結算公司的代價與其資產淨值比率(「**目標市賬率**」)約為1.1。

(a)　可比公司

吾等已根據中國航空結算公司所在行業的可比公司(「**可比公司**」),評估中國航空結算公司的代價。吾等已在全球範圍內確定下列上市公司(該等公司主要從事與中國航空結算公司具有廣泛可比性的買賣處理、技術解決方案或旅行營銷、交通及休閒相關服務)。然而,吾等須指出,儘管對可比公司的分析能夠反應該行業的當前市場條件並為估值提供指引,但是其不包含會計政策及標準、地方規則、經營環境、商業模式、稅收及不同公司的其他獨特特點之間的差異。儘管並未對上述差異作出調整,鑒於可比公司的業務性質與中國航空結算公司的業務性質有廣泛可比性,吾等認為對下列可比公司的分析仍可為評估中國航空結算公司的代價提供有意義的基準。

公司名稱	交易所	股票代碼	主營業務	於最後可行日期的市盈率倍數(「市盈率」)	於最後可行日期的市賬率(「市賬率」)
WNS (Holdings) Ltd	紐約證券交易所	WNS US Equity	作為一間航空公司服務共享中心,其旅行產品包括支持客戶所提供航空、公路運輸、酒店、海運及成套旅行服務的各種流程。	41.22	3.46
Kale Consultants Limited	孟買證券交易所	KALE IN Equity	作為旅行及運輸行業的技術解決方案提供商。	3.06	0.88
Viad Corp	紐約證券交易所	VVI US Equity	在美國及加拿大提供旅行休閒服務。	15.96	1.60
SYKES Enterprises, Incorporated	納斯達克	SYKE US Equity	在業務流程外包方面向通信、金融服務、醫療、技術、交通及休閒行業的客戶提供合同管理解決方案及服務。	20.98	2.37

然而，吾等提請獨立董事委員會及獨立股東注意如下事項：

(a) *與中國航空結算公司訂立的服務協議與收購中國航空結算公司的比較*

貴集團可以透過與中國航空結算公司之間訂立持續服務協議／交易(而非進行收購)利用中國航空結算公司的處理能力及其他功能。儘管該等持續服務協議／交易將構成上市規則第14A章項下 貴公司持持續關連交易，吾等認為因持續履行上市規則第14A章的規定而引致的相關費用，連同 貴集團根據持續服務協議／交易向中國航空結算公司所付款項，很有可能低於中國航空結算公司的總代價及由中國航空結算公司於來年將引致的資本支出。

(b) *持續租賃與收購物業的比較*

誠如董事會函件所提述，截至二零零七年十二月三十一日止年度， 貴集團就租賃物業共繳納租金及使用費約人民幣16.6百萬元，並已將物業用作數據中心。 貴集團可以通過持續租賃物業的方式(而非透過收購)利用物業。

貴集團可通過收購之外的其他方式利用中國航空結算公司的功能(及物業)。然而，經計及以下因素，吾等認為買賣協議於 貴集團的一般及日常業務過程進行；且符合 貴集團及獨立股東的整體利益：(i)中國航空結算公司的盈利能力將使 貴集團於未來取得盈利增長；(ii)預計收購完成後 貴集團的垂直整合所帶來的益處；及(iii)就收購所面臨的執行及經營風險最低。

2. 中國航空結算公司的代價基準

根據買賣協議，中國航空結算公司的全部註冊資本及物業的代價分別為人民幣788百萬元(約相等於878.62百萬港元)及人民幣212百萬元(約相等於236.38百萬港元)，因此代價總額為人民幣10億元(約相等於11.15億港元)。

II. 收購

1. 訂立買賣協議的原因及益處

經董事告知， 貴集團的盈利增長受(其中包括)以下因素的影響：(i)中國民航業增長；(2) 貴集團的業務規模；及(iii) 貴集團的成本控制。吾等認為收購完成後，收購將為 貴集團帶來如下益處：

(a) *中國航空結算公司的盈利能力*

截至二零零七年十二月三十一日止三個年度，中國航空結算集團的除税後純利分別約為人民幣123.2百萬元，人民幣65.2百萬元及人民幣63.9百萬元。董事認為，鑒於中國航空結算公司於截至二零零七年十二月三十一日止三個年度的盈利能力，收購將能使 貴集團於未來取得盈利增長。

(b) *垂直整合*

誠如董事會函件所提述， 貴集團主營業務集中於旅游分銷及銷售，而中國航空結算公司主要提供結算及清算服務，上述兩項業務涵蓋航空業務上下游及旅游分銷信息科技的產業鏈。董事認為，收購將促進 貴集團的垂直整合，將會在未來數年加強 貴集團的經營效率及成本控制。

(c) *以最低執行及經營風險進行業務擴張*

董事認為收購將可輔助 貴集團現有業務，向客戶提供會計、結算及清算服務和信息系統開發及支持服務。因而， 貴集團可憑藉綜合及一體化服務，更好地為客戶提供服務並拓寬收入基礎。由於 貴集團的業務模式及經營模式與中國航空結算公司類似，且中國航空結算公司由集團公司(貴公司的主要股東)全資擁有， 貴集團的管理層更易於理解中國航空結算公司的業務模式。因此，董事認為 貴集團在運營中國航空結算公司的業務方面不會有太多困難。根據上文所述，董事認為，透過收購， 貴集團可在執行及經營風險最低的情況下取得業務擴展及盈利增長。

董事認為，預計收購所帶來的上述益處可使 貴集團於未來數年內取得業務擴展及盈利增長。

4. 中國經濟及航空業

根據(i)民航局官方網站於二零零八年三月六日刊登的一份題為《2007年民航機場生產統計公報》的報告；及(ii)民航局官方網站於二零零七年三月二十一日刊登的一份題為《2006年民航機場生產統計公報》，截至二零零七年十二月三十一日止年度，中國機場客流量(按乘客數量計)由截至二零零五年十二月三十一日止年度約284.4百萬人次增至約387.6百萬人次，年複合平均增長率約為16.7%。

根據中華人民共和國國家統計局刊發的《中國統計年鑒－2007年》，二零零零年至二零零六年，中國的國內生產總值從約人民幣99,210億元增至約人民幣210,870億元，年複合平均增長率約為13.4%。

考慮到(i)中國航空業客流量的強勁增長；(ii)中國國內生產總值的穩定增長；及(iii)從截至二零零五年十二月三十一日止年度至截至二零零七年十二月三十一日止年度，貴集團營業額的年複合平均增長率約為15.6%，董事預計於未來數年，　貴集團的營業額將繼續保持穩定的增長。

5. 北京寫字樓市場的現狀

根據戴德梁行的報告，與二零零七年第四季度相比，北京寫字樓市場的平均租金沒有顯著變化。二零零八年第一季度，整個市場的平均售價微升約1.9%至每平方米約人民幣24,111元。

此外，根據戴德梁行的報告，預計將有104,000平方米的新增寫字樓進入北京市場。吾等預計該等供應將能滿足二零零八年下半年北京寫字樓的部分需求。

以下載列二零零四年至二零零七年國航及東方航空所載乘客數量的資料：

	截至十二月三十一日止年度				
航空公司	**二零零四年**	**二零零五年**	**二零零六年**	**二零零七年**	**複合平均增長率**
	百萬(近似值)	*百萬(近似值)*	*百萬(近似值)*	*百萬(近似值)*	
國航	24.50	27.69	31.50	34.83	12.4%
東方航空	17.70	24.29	35.02	39.16	30.3%

資料來源：國航及東方航空的官方網站

以下載列二零零四年至二零零七年國航及東方航空公里乘客收入(「**RPK**」，為搭載乘客數量與所飛公里數的乘積)：

	截至十二月三十一日止年度				
航空公司	**二零零四年**	**二零零五年**	**二零零六年**	**二零零七年**	**複合平均增長率**
	百萬(近似值)	*百萬(近似值)*	*百萬(近似值)*	*百萬(近似值)*	
國航	46,644.50	52,404.80	60,322.10	66,986.10	12.8%
東方航空	27,572.30	36,371.02	50,243.05	57,182.56	27.5%

資料來源：國航及東方航空的官方網站。

根據上述資料，吾等留意到，截至二零零四年十二月三十一日止年度至截至二零零七年十二月三十一日止年度，(i)國航及東方航空所載乘客數量的複合平均增長率約介於每年12.4%至30.3%之間；及(ii)國航及東方航空RPK的複合平均增長率約介於每年12.8%至27.5%之間。吾等認為上述國航及東方航空所載乘客數量及RPK的增加顯示出這兩間航空公司業務之增長。

物業

如董事會函件所述，物業位於中國北京朝陽區東興里11號，包括一塊佔地面積約為5,332.54平方米的土地及該土地上總樓面面積約為12,003.74平方米的8棟樓宇。物業已獲中國監管機關相關許可證及土地使用批文。該土地使用權之有效期至二零四九年六月二十九日止。

經董事告知，該等物業位於北京中央商務區核心地段，交通便利，為該區域內眾多大型企業追捧的絕佳地段之一。 貴集團已將該物業用作數據中心，於截至二零零七年十二月三十一日止年度已支付租金及使用費總額約為人民幣16.6百萬元。

3. 有關國航、東方航空、海南航空、廈門航空及關連航空公司的資料

下表載列國航、東方航空、海南航空、廈門航空及關連航空公司與 貴集團的關係：

公司	**與 貴集團的關係**
國航	國航為中航集團的附屬公司，故屬 貴公司的股東及發起人。
東方航空	東方航空為東航集團的附屬公司，故屬 貴公司的股東及發起人。
海南航空	海南航空為 貴公司的股東及發起人。
廈門航空	廈門航空為 貴公司的股東及發起人。
關連航空公司	南方航空、東方航空、國航、澳門航空、廈門航空、海南航空、深圳航空、上海航空、山東航空及四川航空，均為 貴公司的關連人士

自截至二零零五年十二月三十一日止年度至截至二零零七年十二月三十一日止年度，(i)中國航空結算公司的營業額由約人民幣245.7百萬元增至約人民幣273.5百萬元；(ii)中國航空結算公司的綜合營業利潤由約人民幣63.0百萬元增至約人民幣91.2百萬元；及(iii)中國航空結算公司的綜合純利由約人民幣123.2百萬元減至約人民幣63.9百萬元。中國航空結算公司的營業利潤率由截至二零零五年十二月三十一日止年度約25.6%擴大至截至二零零七年十二月三十一日止年度約33.3%，表明截至二零零七年十二月三十一日止三個年度，中國航空結算公司對成本進行了嚴格控制。

如董事會函件所述，中國航空結算公司收入的穩定增長主要由於開發新市場及中國航空結算公司帶來新客戶及中國航空業的擴張。然而，經 貴集團管理層告知，中國航空結算公司截至二零零七年十二月三十一日止年度(與截至二零零六年十二月三十一日止年度相較)純利減少主要由於(i)自二零零八年起中國航空結算公司應付企業所得税由33%減至25%引致截至二零零七年十二月三十一日止年度遞延税項資產被撤減；及(ii)截至二零零六年十二月三十一日止年度的財務收入由人民幣約25.1百萬元減至截至二零零七年十二月三十一日止年度人民幣約11.6百萬元。

中國航空結算公司的流動比率由截至二零零五年十二月三十一日止約1.28增至截至二零零七年十二月三十一日止約2.37。經董事告知，中國航空結算公司流動資金狀況的改善主要是由於中國航空結算公司的結算及清算服務付款期限縮短引致其他應付款減少。

然而，中國航空結算公司於二零零七年十二月三十一日的其他應收款約人民幣423百萬元，與該公司截至二零零七年十二月三十一日止年度之營業額約人民幣273百萬元相較屬重大款項。經董事告知，該等應收款乃由於中國航空結算公司代客戶航空公司在結算及清算過程中付款引致的。吾等提請獨立董事委員會及獨立股東注意，中國航空結算公司於二零零七年十二月三十一日約有其他應付款約人民幣303百萬元，即為代客戶航空公司在中國航空結算公司結算及清算服務過程中收取的款項。經董事告知，中國航空結算公司在其結算及清算運作服務中發生大額其他應收款及其他應付款，在其經營模式下不屬異常。

下表載列中國航空結算集團於截至二零零五年、二零零六年及二零零七年十二月三十一日止的財務狀況：

	截至十二月三十一日止		
	二零零五年	二零零六年	二零零七年
	(人民幣千元)	*(人民幣千元)*	*(人民幣千元)*
資產			
非流動資產			
物業、廠房及設備	116,799	108,845	104,775
其他非流動資產	5,255	31,886	27,269
小計	122,054	140,731	132,044
流動資產			
應收賬款	12,264	8,081	10,765
應收控股公司及同系附屬公司款項	588,965	540,675	20,803
其他應收款及其他流動資產	463,049	316,779	423,252
現金及現金等價物	17,893	28,173	527,606
小計	1,082,171	893,708	982,426
總資產	1,204,225	1,034,439	1,114,470
負債			
流動負債	844,363	605,026	415,096
非流動負債	11,410	13,360	—
總負債	855,773	618,386	415,096
權益	348,452	416,053	699,374

資料來源：通函附錄二

於最後可行日期，中國航空結算公司註冊資本為人民幣759,785,200元。下表載列中國航空結算集團截至二零零七年十二月三十一日止三個年度各年的業績概要：

	截至十二月三十一日止年度		
	二零零五年 *(人民幣千元)*	二零零六年 *(人民幣千元)*	二零零七年 *(人民幣千元)*
收入	245,707	255,926	273,485
營業利潤	63,003	71,362	91,205
營業利潤率	25.6%	27.9%	33.3%
財務收入	20,775	25,078	11,649
財務擔保承擔撥備之撥回	67,676	—	—
稅前利潤	151,454	96,440	102,854
稅項	(28,264)	(31,217)	(38,956)
中國航空結算公司權益持有人應佔的稅後利潤	123,190	65,223	63,898
淨利潤率	50.1%	25.5%	23.4%

資料來源：通函附錄二

自截至二零零五年十二月三十一日止年度至截至二零零七年十二月三十一日止年度，(i) 貴集團經審核營業額的複合平均增長率（「**複合平均增長率**」）每年約為15.6%；及(ii) 貴集團的中國商營航空公司航班訂座總數的複合平均增長率約為每年16.0%。經董事告知， 貴集團的營業額及中國商營航空公司航班訂座總數的增長是由於：(i)中國經濟的快速發展；(ii)中國與其他國家之間的國際貿易的增加；及(iii)中國航空旅遊業的不斷發展。

2. 有關集團公司、中國航空結算公司及物業的資料

集團公司

如董事會函件所述，集團公司主要從事管理集團公司及其投資企業中由國家投資形成的全部國有資產和國有股權。

中國航空結算公司

如董事會函件所述，中國航空結算公司的主要業務是向商營航空公司及其他航空企業提供會計、結算及清算服務和信息系統開發及支持服務。會計、結算、清算及系統開發以及支持服務主要服務包括：(i)客運及貨運收入，郵件收入及機場收費之結算和清算服務；(ii)BSP服務；及(iii)收入管理應用系統開發與支持服務。中國航空結算公司是中國該等領域的主要服務提供商。

作為全球三大獲認可的IATA BSP數據處理服務（「**BSP數據處理**」）的BSP服務提供商之一，中國航空結算公司亦是BSP數據處理提供商，並已成為中國航空業最大的結算清算外包服務及系統產品提供商。其主要客戶包括20家國內客貨運航空公司、3家外國及地區商營航空公司，47個本地機場、政府機構及IATA。

考慮的主要因素及理由

在達致吾等有關收購、非豁免持續關連交易及適用年度上限的意見時，吾等已考慮到以下主要因素及原因：

I. 背景

1. 有關　貴集團的資料

貴集團的主要業務為於中國提供航空信息技術服務。如二零零七年年報所述，作為中國航空旅遊業信息技術解決方案的主導供應商，　貴集團處於中國航空旅游分銷價值鏈的核心環節。在向中國商營航空公司提供先進的航空信息技術服務及擴充服務的同時，　貴集團亦在向旅行社、旅游分銷代理人、售票處、機構客戶及個人消費者分銷商營航空公司產品與服務。

貴集團截至二零零七年十二月三十一日止三個年度各年的營業額載列如下：

	截至十二月三十一日止年度		
	二零零五年	**二零零六年**	**二零零七年**
	(人民幣千元)	*(人民幣千元)*	*(人民幣千元)*
	(經審核)	(經審核)	(經審核)
貴集團的營業額	1,496,784	1,711,705	2,001,903

資料來源：二零零六年年報及二零零七年年報

貴集團有關截至二零零七年十二月三十一日止四個年度各年中國商營航空公司訂座情況的資料載列如下：

中國商營航空公司訂座情況



訂座
250,000,000
200,000,000
150,000,000
100,000,000
50,000,000
2004
2005
2006
2007
年度

資料來源：　貴公司官方網站

在提交吾等意見時，吾等已研究及分析並依賴有關 貴集團、收購、非豁免持續關連交易及適用年度上限的資料，內容載列如下：

(i) 買賣協議；

(ii) 截至二零零六年十二月三十一日止年度 貴公司的年報(「**二零零六年年報**」)；

(iii) 二零零七年年報；

(iv) 貴公司的官方網站；

(v) 貴公司日期為二零零六年四月七日的通函；

(vi) 貴公司日期為二零零七年十月十日的通函；及

(vii) 通函。

吾等亦已研究及分析並依賴的資料如下：

(i) 獨立物業估值師戴德梁行於二零零八年四月刊發的題為「Property Times - Office, Beijing, Q1 2008」之報告(「**戴德梁行報告**」)；

(ii) 中華人民共和國國家統計局刊發的《中國統計年鑒－2007年》；

(iii) 於二零零七年三月二十一日民航局官方網站上公佈的《2006年民航機場生產統計公報》；

(iv) 於二零零八年三月六日民航局官方網站上刊發的《2007年民航機場生產統計公報》；及

(v) 國航及東方航空的官方網站上公佈的統計數字。

吾等假設該資料準確可靠，並無對該資料的準確性進行任何獨立核證。該資料是在吾等已能制定獨立意見的基準上向吾等提供。

吾等認為，吾等已查閱足夠資料以達致知情見解，並有理由依據通函所載資料的準確性，及為吾等的推薦意見提供合理基礎。吾等亦認為，吾等已採取上市規則第13.80條項下(包括有關附註)規定的一切合理措施，以達致吾等的意見及建議。然而，吾等並無對 貴集團買賣協議或非豁免持續關連交易的訂約方的業務、財務狀況或前景進行任何方式的深入調查，亦未對 貴集團、董事和 貴集團管理層所提供資料、所作聲明或所發表的意見進行任何獨立調查。

由於東方航空及國航進行的各項交易以及IATA 協議及其項下擬進行的交易的年度上限的相關百分比率超逾(按年度計算) 2.5%，故該等中國航空結算公司持續關連交易須於臨時股東大會上以投票表決方式獲獨立股東批准。

除東方航空(即相關協議的訂約方)外，概無其他訂約方於東方航空進行的相關非豁免持續關連交易中擁有重大權益。因此，東方航空及其聯繫人將於臨時股東大會上就批准相關非豁免持續關連交易及適用年度上限的決議案放棄投票。

除國航(即相關協議的訂約方)外，概無其他訂約方於國航進行的相關非豁免持續關連交易中擁有重大權益。因此，國航及其聯繫人將於臨時股東大會上就批准相關非豁免持續關連交易及適用年度上限的決議案放棄投票。

除IATA(即IATA協議的訂約方)以及各關連航空公司(即於IATA協議項下接受服務的訂約方)外，概無其他訂約方於IATA協議項下進行的相關非豁免持續關連交易中擁有重大權益。因此，關連航空公司及彼等各自的聯繫人將各自於臨時股東大會上就批准相關非豁免持續關連交易及適用年度上限的決議案放棄投票。

吾等亦留意到，中國航空結算公司分別與廈門航空及海南航空訂立的聯運數據交換協議的年期及IATA協議的年期均超過三年。根據上市規則第14A.35(1)條規定，吾等須向獨立董事委員會及獨立股東解釋該等交易是否公平合理，及是否該類協議需要該等年期乃屬於正常商業慣例。

吾等作為獨立董事委員會及獨立股東之獨立財務顧問，吾等之職責乃就(1)收購對獨立股東而言是否公平合理，及是否符合　貴集團及股東整體利益；(2)非豁免持續關連交易是否(i)於　貴集團日常及一般業務中進行；(ii)按一般商業條款進行；及(iii)就獨立股東而言是否公平合理，且是否符合　貴集團及股東的整體利益；及(3)適用年度上限就獨立股東而言是否公平合理，且是否符合　貴集團及股東整體利益的整體利益提供獨立意見及推薦建議。此外，吾等將說明中國航空結算公司分別與廈門航空及海南航空訂立的聯運數據交換協議需要較長期限的原因，並就該類型協議需要該等年期乃屬於正常商業慣例提供意見。

吾等的意見基準

在達致吾等之意見及推薦建議時，吾等乃依賴　貴集團、董事及　貴集團管理層向吾等提供的資料及事實的的準確性。吾等假設董事在通函內所做出的所有聲明及計劃均經審慎周詳查詢及按中肯意見合理做出。吾等亦假設所獲或通函所載或所提述的所有資料、聲明及意見於其編製及提供時，以及直至臨時股東大會日期止，在各個方面均屬真實，準確及完整，且可予信賴。吾等無理由懷疑　貴集團、董事及　貴集團管理層向吾等提供的資料及聲明的真實性、準確性及完整性，及吾等已獲董事告知，通函內所提供或提述的資料並無遺漏重大事實。

以下為招商證券向獨立董事委員會及獨立股東發出之意見函件全文，以供載於本通函內。

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

香港
中環
交易廣場一期
48樓

中國民航信息網絡股份有限公司
中國北京海淀區
科學院南路2號
融科資訊中心C座
南樓18-20層
郵編：100190

敬啟者：

主要及關連交易
及
持續關連交易

緒言

茲提述吾等已獲委任為獨立財務顧問，向　貴公司獨立董事委員會及獨立股東提供有關收購、非豁免持續關連交易及適用年度上限的意見，詳情載於　貴公司日期為二零零八年六月十六日向股東發出的通函(「**通函**」)內的董事會函件(「**董事會函件**」)，而本函件構成其中一部分。除文義另有所指外，本函件中所使用的詞語與通函所定義者具有相同涵義。

誠如董事會函件所述，收購構成上市規則第14章項下　貴公司的主要交易。於買賣協議日期，集團公司持有　貴公司股權約22.35%。因此，收購亦構成上市規則項下　貴公司的關連交易，故收購及發行代價股份須於臨時股東大會上以投票表決方式獲獨立股東批准。集團公司及其聯繫人以及內資股股東(集團公司及山西航空實業公司除外)均為關連航空公司或彼等各自的聯繫人，且因為彼等與中國航空結算公司的業務關係而被視為於收購中擁有權益，彼等將於臨時股東大會上就批准收購及發行代價股份的決議案放棄投票。

推薦建議

經考慮招商證券的意見及推薦建議後，吾等認為，收購及非豁免持續關連交易(包括適用年度上限)符合本公司及股東的整體利益，且收購及非豁免持續關連交易(包括適用年度上限)就獨立股東的利益而言屬公平合理。因此，吾等建議獨立股東投票贊成將於臨時股東大會上提呈的決議案以批准收購及非豁免持續關連交易(包括適用年度上限)。

此致

列位獨立股東 台照

代表
中國民航信息網絡股份有限公司
獨立董事委員會
易永發
袁耀輝
蔡敬金
獨立非執行董事
謹啟

二零零八年六月十六日

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

敬啟者：

主要及關連交易
及
持續關連交易
及
發行股份之特別授權
及
修訂公司章程

緒言

吾等提述本公司於二零零八年六月十六日刊發的通函(「本通函」，本函件亦為其中一部份)。除文意另有所指外，本函件所採用的詞語與本通函所下定義具有相同涵義。

已成立獨立董事委員會就收購及非豁免持續關連交易(及適用年度上限)向獨立股東提供意見，詳情載於本通函董事會函件。獨立董事委員會由所有獨立非執行董事組成。招商證券已獲委任為獨立財務顧問，就收購及非豁免持續關連交易(及適用年度上限)向獨立董事委員會及獨立股東提供意見。本通函第33頁至第72頁載有招商證券的詳細意見及達致該等意見所考慮的主要因素及原因。

一般資料

務請　閣下垂注本通函第31頁至第32頁所載之獨立董事委員會函件，當中載有就臨時股東大會之投票向獨立股東提供之推薦意見。

務請　閣下同時垂注本通函第33頁至第72頁所載之獨立財務顧問招商證券致獨立董事委員會及獨立股東函件，當中載有其就收購及非豁免持續關連交易(包括適用年度上限)向獨立董事委員會及獨立股東提供之意見。

推薦建議

經考慮招商證券的推薦建議後，獨立董事委員會認為，收購及非豁免持續關連交易(包括適用年度上限)符合本公司及股東的整體利益，且收購及非豁免持續關連交易(包括適用年度上限)就獨立股東的利益而言屬公平合理。因此，獨立董事委員會建議獨立股東投票贊成將於臨時股東大會上提呈的決議案以批准收購及非豁免持續關連交易(包括適用年度上限)。

其他資料

敬請　閣下垂注本通函附錄所載的其他資料。

此致

列位股東　台照

代表董事會
中國民航信息網絡股份有限公司
徐強
董事長
謹啟

二零零八年六月十六日

除IATA(即IATA協議的訂約方)以及各關連航空公司(即於IATA協議項下接受服務的訂約方)外，概無其他訂約方於IATA協議項下進行的相關非豁免持續關連交易中擁有重大權益。因此，關連航空公司及彼等各自的聯繫人將各自於臨時股東大會上就批准相關非豁免持續關連交易及適用年度上限的決議案放棄投票。

進行持續關連交易的理由、利益及優勢

收購完成後，經擴大集團的主要業務將為向國內提供航空信息技術服務並向國內及全球性航空公司提供會計、結算和清算服務以及信息系統開發和支持服務。

經擴大集團訂立本函件「第二部分—中國航空結算公司持續關連交易」中所述的各種持續關連交易乃於經擴大集團一般及日常業務過程中進行。中國航空結算公司持續關連交易乃於並將於經擴大集團的一般及日常業務過程進行。

董事(包括獨立非執行董事)認為中國航空結算公司持續關連交易及各自相關協議乃於日常業務過程中按一般商業條款進行，並按公平原則磋商後達致，乃屬公平合理，並符合本公司及股東之整體最佳利益。

獨立董事委員會及獨立財務顧問

本公司已成立由所有獨立非執行董事組成的獨立董事委員會，以就收購及非豁免持續關連交易(包括適用的年度上限)的條款是否公平合理，該等交易是否符合本公司及股東整體利益向獨立股東提供意見，並就獨立股東於臨時股東大會(旨在審議(其中包括)建議收購及非豁免持續關連交易)上如何投票提供建議。

本公司已根據上市規則第14A.21條委任招商證券為獨立財務顧問，就收購及非豁免持續關連交易(包括適用的年度上限)是否公平合理，該等交易項下擬進行交易是否符合本公司及其股東的整體利益向獨立董事委員會及獨立股東提供推薦意見，及就獨立股東於臨時股東大會上如何投票提供建議。

鑒於各項於上表所述註明為「否」的合計持續關連交易(東方航空、國航及IATA協議進行的交易除外)的適用百分比比率按年計為(i)低於2.5%或(ii)超過2.5%，惟本公司相關持續關連交易(連同其各自的年度上限)經已遵守第14A.48條項下獨立股東批准之規定，而中國航空結算公司各現有交易的適用百分比比率各自均低於2.5%。因此，所有合計持續關連交易(東方航空、國航及IATA協議進行的交易除外)僅須遵守上市規則第14A.45至14A.47條所載之申報及公告規定。

經參照載於本函件第二部分各中國航空結算公司持續關連交易之適用百分比比率，各項於上表所述註明為「是」有關東方航空、國航及IATA協議及其項下擬進行交易的合計持續關連交易之適用百分比比率按年計超過2.5%，有關中國航空結算公司持續關連交易須遵守上市規則第14A.48條項下申報、公告規定，及獨立股東批准之規定。

獨立股東批准

由於本函件第四部分所載各合計持續關連交易(東方航空、國航及IATA協議的交易除外)的建議年度上限的適用相關百分比比率(定義見上市規則)按年計為(i)低於2.5%或(ii)超過2.5%，惟本公司相關持續關連交易(連同其各自的年度上限)經已遵守第14A.48條項下獨立股東批准之規定，而中國航空結算公司各現有交易的適用百分比比率各自均低於2.5%。因此，所有中國航空結算公司持續關連交易(東方航空、國航及IATA協議進行的交易除外)僅須遵守上市規則第14A.45至14A.47條所載之申報及公告規定。

由於東方航空、國航及IATA協議進行的各項交易及其項下擬進行交易的建議年度上限的適用相關百分比比率按年計超過2.5%，有關中國航空結算公司持續關連交易須遵守上市規則第14A.48條申報、公告規定及獨立股東批准的規定。

除東方航空(即相關協議的訂約方)外，概無其他訂約方於東方航空進行的相關非豁免持續關連交易中擁有重大權益。因此，東方航空及其聯繫人將於臨時股東大會上就批准相關非豁免持續關連交易及適用年度上限的決議案放棄投票。

除國航(即相關協議的訂約方)外，概無其他訂約方於國航進行的相關非豁免持續關連交易中擁有重大權益。因此，國航及其聯繫人將於臨時股東大會上就批准相關非豁免持續關連交易及適用年度上限的決議案放棄投票。

第四部分

經擴大集團的合計持續關連交易

於收購完成後，中國航空結算公司將成為本公司的全資附屬公司。中國航空結算公司的持續關連交易將成為經擴大集團的合計持續關連交易一部分。有鑒於此，在決定交易是否須獲獨立股東批准時，中國航空結算公司持續關連交易的年度上限將與現有持續關連交易的年度上限合併處理。

下表載列合計持續關連交易截至二零一零年十二月三十一日止三個財政年度的年度上限總額。

	截至二零零八年十二月三十一日止年度		截至二零零九年十二月三十一日止年度		截至二零一零年十二月三十一日止年度		是否須由獨立股東批准（是／否）
	人民幣千元	*相等於港元（千元）*	*人民幣千元*	*相等於港元（千元）*	*人民幣千元*	*相等於港元（千元）*	*（附註）*
集團公司	40,000	44,600	40,000	44,600	—	—	否
亞卡	4,990	5,564	5,739	6,399	6,599	7,358	否
南方航空	662,735	738,950	35,652	39,752	42,752	47,668	否
東方航空	450,811	502,654	579,633	646,291	745,818	831,587	是
國航	446,339	497,668	69,166	77,120	83,000	92,545	是
澳門航空	11,766	13,119	14,089	15,709	16,877	18,818	否
廈門航空	2,149	2,396	2,555	2,849	3,042	3,392	否
海南航空	267,726	298,514	2,215	2,470	2,634	2,937	否
深圳航空	139,726	155,794	181,190	202,027	6,517	7,266	否
上海航空	200,472	223,526	12,662	14,118	15,171	16,916	否
山東航空	49,110	54,758	4,156	4,634	4,987	5,561	否
四川航空	105,952	118,136	3,934	4,386	4,721	5,264	否
國內郵件服務收入結算及清算服務項下的交易	9,503	10,596	11,878	13,244	14,847	16,554	否
IATA協議項下的交易	58,048	64,724	75,464	84,142	98,103	109,385	是

附註：就本通函而言，上述須由獨立股東批准之交易統稱為「非豁免持續關連交易」。

本公司持續關連交易的年度上限

以下載列本公司截至二零一零年十二月三十一日止三個財政年度的持續關連交易的年度上限：

	截至二零零八年十二月三十一日止年度		截至二零零九年十二月三十一日止年度		截至二零一零年十二月三十一日止年度		參照上表各自之公告／通函
	人民幣千元	*相等於港元(千元)*	*人民幣千元*	*相等於港元(千元)*	*人民幣千元*	*相等於港元(千元)*	
集團公司	40,000	44,600	40,000	44,600	—	—	(四)
南方航空(含廈門航空)	633,000	705,795	—	—	—	—	(二)
東方航空	386,604	431,063	502,585	560,382	653,360	728,496	(一)、(二)
國航	388,700 *(附註)*	433,401	—	—	—	—	(二)、(四)
海南航空	265,860	296,434	—	—	—	—	(二)
深圳航空	135,200 *(附註)*	150,748	175,760	195,972	—	—	(二)、(四)
上海航空	189,900	211,739	—	—	—	—	(二)
山東航空	45,647	50,896	—	—	—	—	(二)、(三)
四川航空	102,673	114,480	—	—	—	—	(二)、(三)

附註： 國航及深圳航空截至二零零八年十二月三十一日止年度的合併年度上限人民幣523.9百萬元載於本公司日期為二零零七年三月七日的通函。國航及深圳航空各建議年度上限之分類乃基於本公司過往向(其中包括)國航及深圳航空提供之實際服務。有關詳情請參閱本公司日期為二零零七年三月七日之通函。

第三部分

本公司的持續關連交易

截至二零零七年十二月三十一日止財政年度期間，本集團繼續進行多項交易，該等交易構成上市規則項下之持續關連交易，並須根據上市規則第14A章的規定作出披露。有關詳情載於二零零七年年報。本公司已就本通函所述各項持續關連交易全面遵守第14A章有關申報、公告及／或尋求獨立股東批准的規定。

有關(其中包括)本通函所述的持續關連交易的若干年度上限詳情，股東請參閱本公司刊發日期為二零零七年十二月十日、二零零七年十月十日、二零零七年三月七日及二零零六年四月七日的通函，其概要載列如下：

截至二零零七年十二月三十一日止年度之持續關連交易	**各項公告及／或通函之日期**
• 東航集團與本公司之交易	(一) 公告：二零零七年九月十九日 通函：二零零七年十月十日
• 若干航空公司與本公司有關提供各項航空信息技術服務及提供技術支持之交易	(二) 公告：二零零六年三月十六日 通函：二零零六年四月七日
• 更新山東航空服務協議及四川航空服務協議	(三) 公告：二零零七年十一月十九日 通函：二零零七年十二月十日
• 本公司向SITA(定義見各公告及通函)提供的網絡數據服務使用費及會費	(四) 公告：二零零七年二月十三日 通函：二零零七年三月七日

收入管理應用系統開發與支持服務	參考民航局的「十一五規劃」，預計旅客數量每年將穩定增長14%。中國航空結算公司將繼續開發新產品及服務，包括但不限於建立數據交換平台、提供數據服務產品及數據增值服務。由於預計旅客數量將會增加，根據航空業未來增長率及近年來航空業務的歷史增長計算，估計本集團所提供服務的服務水平及服務範圍每年將會增加20%。
Oracle財務系統支持服務	根據有關協議，按年收取固定金額的維護費。預計二零零八年至二零一零年間服務費水平無重大變動。
聯運數據交換服務	根據有關協議，按年收取固定金額的服務費。預計二零零八年至二零一零年間服務費水平無重大變動。
客運及貨運收入結算清算服務	根據民航局的「十一五規劃」，中國民用航空運輸量年增長率平均為14%。展望未來，中國航空結算公司致力於將其業務擴展至國內聯運結算、發展銷售審核業務及外包業務，並擴大清算市場中的潛在客戶群。參考類似服務的歷史交易金額及估計市場定價，預計年運輸量及收入結算金額將增加約20%。
國內郵件服務收入結算及清算服務	二零零五年至二零零七年間的年增長率約為20%。估計航空郵件業務將穩定增長，加之中國航空結算公司將開展的國內郵件銷售系統及國際郵件結算服務，本集團提供的服務量將會增加。假定費率及市場狀況無重大變化，本集團提供服務的估計服務水平將保持每年約25%的增長。
BSP服務	二零零五年至二零零七年間，中國BSP業務每年增長逾21%至25%。根據民航局的「十一五規劃」，估計中國民用航空旅客數量年增長率平均為14%。參考BSP業務的市場需求及中國民用航空載客量日益提高的增長率，預計中國航空結算公司於不久將來BSP服務的年增長率為30%。

	截至二零零八年十二月三十一日止年度		建議年度上限（參照各服務類別） 截至二零零九年十二月三十一日止年度		截至二零一零年十二月三十一日止年度	
	人民幣千元	*相等於港元（千元）*	*人民幣千元*	*相等於港元（千元）*	*人民幣千元*	*相等於港元（千元）*
物業管理服務	4,990	5,564	5,739	6,399	6,599	7,358
第一類—系統開發及支持服務	105,808	117,976	126,968	141,569	152,364	169,886
第二類—客運及貨運收入結算清算服務	83,394	92,984	99,939	111,432	119,795	133,571
第三類—國內郵件服務收入結算清算服務	9,503	10,596	11,878	13,244	14,847	16,554
第四類—BSP服務	58,048	64,724	75,464	84,142	98,103	109,385

董事（不包括獨立非執行董事）認為，就本公司及股東而言，年度上限屬公平合理。獨立董事委員會經考慮獨立財務顧問意見之推薦意見已載入本通函其致獨立股東函件中。

倘中國航空結算公司持續關連交易的總額超逾上文載列之有關建議年度上限，則中國航空結算公司持續關連交易及年度上限須待進一步檢討，且本公司須遵守上市規則的有關規定（如適用）。

本公司發現公告中第15頁的表格內的數字存有若干排字上的錯誤。本公司將儘快另行刊發澄清公告以闡釋公告與本通函的歧異。

中國航空結算公司持續關連交易年度上限的基準

董事會認為上述建議年度上限為截至二零一零年十二月三十一日止三個財政年度各中國航空結算公司持續關連交易項下擬進行交易的總價值。建議年度上限的金額乃參照以下因素釐定：

中國航空結算公司持續關連交易	**釐定年度上限的基準**
亞卡提供物業管理服務	參照國內消費者價格指數的平均增長率，預計二零零八年至二零一零年期間物業管理費的年度增長率為15%。考慮到擬向亞卡減少提供服務範圍，預期二零零八年至二零一零年期間提供物業管理服務的年度上限將稍低於二零零五年至二零零七年期間的歷史交易金額。

山東航空	3,463	3,861	4,156	4,634	4,987	5,561
四川航空	3,279	3,656	3,934	4,386	4,721	5,264
國內郵件服務收入結算及清算協議項下的交易	9,503	10,596	11,878	13,244	14,847	16,554
IATA協議項下的交易	58,048	64,724	75,464	84,142	98,103	109,385

鑒於各中國航空結算公司持續關連交易(有關東方航空、國航及IATA協議的交易除外)之適用百分比比率(按年計)低於2.5%，所有中國航空結算公司持續關連交易僅須遵守上市規則第14A.45至14A.47條所載之申報及公告規定，並獲豁免遵守上市規則項下之獨立股東批准規定。

各有關東方航空、國航及IATA協議之中國航空結算公司持續關連交易之適用百分比比率(按年計)超過2.5%，所有該等中國航空結算公司持續關連交易須遵守上市規則項下之申報、公告及獨立股東批准之規定。

	歷史交易量(參照各服務類別)					
	截至二零零五年十二月三十一日止年度		截至二零零六年十二月三十一日止年度		截至二零零七年十二月三十一日止年度	
	人民幣千元	*相等於港元(千元)*	*人民幣千元*	*相等於港元(千元)*	*人民幣千元*	*相等於港元(千元)*
物業管理服務	8,408	9,375	8,256	9,205	8,343	9,302
第一類—系統開發及支持服務	77,589	86,512	82,284	91,747	88,173	98,313
第二類—客運及貨運收入結算清算服務	63,295	70,574	70,173	78,243	69,608	77,613
第三類—國內郵件服務收入結算清算服務	5,729	6,388	6,617	7,378	7,602	8,476
第四類—BSP服務	29,781	33,206	35,983	40,121	44,653	49,788

國航	42,563	47,458	44,496	49,613	48,032	53,556
澳門航空	8,923	9,949	10,137	11,303	9,834	10,965
廈門航空	1,778	1,982	1,997	2,227	1,811	2,019
海南航空	2,324	2,591	1,895	2,113	1,575	1,756
深圳航空	2,155	2,403	2,482	2,767	3,771	4,205
上海航空	9,524	10,619	9,557	10,656	8,830	9,845
山東航空	2,371	2,644	4,177	4,657	2,886	3,218
四川航空	755	842	2,185	2,436	2,732	3,046
國內郵件服務收入結算及清算協議項下的交易	5,729	6,388	6,617	7,378	7,602	8,476
IATA協議項下的交易	29,781	33,206	35,983	40,121	44,653	49,788

	建議年度上限（參照各關連人士）					
	截至二零零八年十二月三十一日止年度		截至二零零九年十二月三十一日止年度		截至二零一零年十二月三十一日止年度	
	人民幣千元	*相等於港元（千元）*	*人民幣千元*	*相等於港元（千元）*	*人民幣千元*	*相等於港元（千元）*
亞卡	4,990	5,564	5,739	6,399	6,599	7,358
南方航空	29,735	33,155	35,652	39,752	42,752	47,668
東方航空	64,207	71,591	77,048	85,909	92,458	103,091
國航	57,639	64,267	69,166	77,120	83,000	92,545
澳門航空	11,766	13,119	14,089	15,709	16,877	18,818
廈門航空	2,149	2,396	2,555	2,849	3,042	3,392
海南航空	1,866	2,081	2,215	2,470	2,634	2,937
深圳航空	4,526	5,046	5,430	6,054	6,517	7,266
上海航空	10,572	11,788	12,662	14,118	15,171	16,916

關連航空公司（澳門航空除外）	國內郵件服務收入結算及清算服務	國內郵件服務收入結算及清算協議	一九九七年七月三十日	自一九九七年九月一日起生效，無固定期限
IATA（獲關連航空公司授權）	BSP服務	IATA協議	二零零八年三月二十七日	二零零八年三月二十七日至二零一七年十二月三十一日

本公司留意到，中國航空結算公司分別與廈門航空及海南航空訂立的聯運數據交換協議的年期及IATA協議的年期均超過三年。招商證券就有關交易是否屬公平合理，及擁有該等年期之協議是否符合一般商業慣例的意見載於本通函「招商證券函件」一節。

本公司亦留意到，中國航空結算公司向關連航空公司提供的國內郵件服務收入結算及清算服務並無固定年期。為遵守上市規則第14A.35(1)條之規定，中國航空結算公司將與各關連航空公司另行訂立補充協議，據此，各方將商定固定年期。有關協議一經訂立，本公司將另行刊發公告（及／或獨立財務顧問之意見（倘有關補充協議之年期超過三年）），以披露（其中包括）中國航空結算公司與關連航空公司訂立的補充協議的固定年期。

中國航空結算公司持續關連交易的建議年度上限

除國內郵件服務收入結算及清算協議及IATA協議項下交易外，本公司認為，中國航空結算公司與各關連航空公司之間的現有交易均各自為一系列相關的關連交易。因此，就根據上市規則第14A.25條計算建議上限而言，將相關交易合計，並處理該等交易猶如各關連航空公司僅有一項交易屬恰當之舉。下表載列各項中國航空結算公司持續關連交易截至二零零七年十二月三十一日止三個財政年度的歷史交易量及截至二零一零年十二月三十一日止三個財政年度的建議年度上限：

	歷史交易量（參照各關連人士）					
	截至二零零五年十二月三十一日止年度		**截至二零零六年十二月三十一日止年度**		**截至二零零七年十二月三十一日止年度**	
	人民幣千元	*相等於港元（千元）*	*人民幣千元*	*相等於港元（千元）*	*人民幣千元*	*相等於港元（千元）*
亞卡	8,408	9,375	8,256	9,205	8,343	9,302
南方航空	23,701	26,427	24,263	27,053	24,804	27,656
東方航空	46,790	52,171	51,268	57,164	53,506	59,659

廈門航空	1. 聯運數據交換服務	聯運數據交換協議	二零零六年九月二十六日	二零零六年十月一日至二零零九年十二月三十一日
	2. 客運及貨運收入結算清算服務	收入結算及清算協議	二零零七年十二月二十一日	二零零八年一月一日至二零一零年十二月三十一日
海南航空	1. 聯運數據交換服務	聯運數據交換服務協議	二零零六年九月十八日	二零零六年十月一日至二零零九年十二月三十一日
	2. 客運及貨運收入結算清算服務	收入結算及清算協議	二零零六年十二月四日	二零零六年十二月一日至二零零九年十一月三十日
深圳航空	1. 收入管理應用系統開發與支持服務 2. 客運及貨運收入結算清算服務	收入管理系統及清算協議	二零零八年一月二十九日	二零零八年一月一日至二零一零年十二月三十一日
上海航空	1. 聯運數據交換服務	聯運數據交換協議	二零零七年三月二十二日	二零零七年一月一日至二零零九年十二月三十一日
	2. 客運及貨運收入結算清算服務	收入結算及清算協議	二零零七年十二月十九日	二零零八年一月一日至二零零八年十二月三十一日
山東航空	1. 收入管理應用系統開發與支持服務 2. 客運及貨運收入結算清算服務	收入管理系統及清算協議	二零零七年十二月一日	二零零七年一月一日至二零零九年十二月三十一日
四川航空	1. 收入管理應用系統開發與支持服務 2. 客運及貨運收入結算清算服務	收入管理系統及清算協議	二零零七年十二月一日	二零零八年一月一日至二零零九年十二月三十一日

中國航空結算公司與關連航空公司有關各種航空服務的交易概要

下表概述每項中國航空結算公司與關連航空公司的現有交易的主要條款：

航空公司	交易說明	與中國航空結算公司的協議	協議日期	期限
南方航空	1. 收入管理應用系統開發與支持服務 2. 客運及貨運收入結算清算服務	收入管理系統及清算協議	二零零七年十一月十五日	二零零七年一月一日至二零零八年十二月三十一日
	3. Oracle財務系統支持服務	Oracle財務系統支持服務協議	二零零七年六月一日	二零零六年七月一日至二零零八年六月三十日
東方航空	1. 收入管理應用系統開發與支持服務 2. 客運及貨運收入結算清算服務	收入管理系統及清算協議	二零零八年二月二十二日	二零零八年一月一日至二零零九年十二月三十一日
國航	1. 收入管理應用系統開發與支持服務 2. 客運及貨運收入結算清算服務	收入管理系統及清算協議	二零零八年二月二十八日	二零零八年一月一日至二零零九年十二月三十一日
澳門航空	1. 客運及貨運收入結算清算服務	收入結算及清算協議	二零零六年十二月三十一日	二零零七年一月一日至二零零九年十二月三十一日
	2. Oracle財務系統支持服務	Oracle財務系統支持服務協議	二零零七年五月十五日	二零零七年二月二十八日至二零零八年二月二十八日

第二類—客運及貨運收入結算清算服務

服務： 就客運及貨運(視情況而定)收入結算清算服務提供數據採集、銷售報告控制、銷售審核、分攤、承運處理、對外及對內開賬、結算、票據配比、賬務處理及管理信息報告服務(「客運及貨運收入結算清算服務」)。

付款： 參照行業監管部門發出的有關文件所規定的費率及規定收費。提供服務的價格於有關協議中指明，基於如下計算方法(i)總結算金額的百分比率及(ii)交易量乘以單價。

董事認為以上服務費的釐定基準屬公平合理。

第三類—國內郵件服務收入結算清算服務

服務： 空白票證控制、銷售控制、銷售審核、承運收入分攤、財務處理、銷售與承運數據配比、清算軋差服務(「國內郵件服務收入結算及清算服務」)。

付款： 服務費乃基於協議所載費率，中國航空結算公司向關連航空公司收取1.5%的手續費，該等費用乃參照行業監管部門發出的有關文件收取。

董事認為以上服務費的釐定基準屬公平合理。

第四類—BSP服務

服務： 在中國、香港、澳門及中華台北向IATA提供BSP服務。BSP為一個專門為促進及簡化IATA認可客運銷售代理商的銷售、申報及繳款程序以及改善航空公司的財務監控及現金流設計而成的系統。中國航空結算公司與IATA已就預期將於二零一零年一月開始向新增地區提供有關的服務訂立合約，有關服務將包括供應軟件應用支持，開發及維護服務。

付款： 服務費以「特定收費單位」的基準(定義見IATA協議)按每次處理交易收費。有關於中國之交易，根據按IATA協議條款作出調整的浮動匯率計算，IATA應付之特定收費單位以人民幣計算，於香港及澳門之交易則以港元計算，其他地區則以美元計算。

董事認為以上服務費的釐定基準屬公平合理。

第一類—系統開發及支持服務

(i) *收入管理應用系統開發與支持服務*

服務： 向各航空公司提供計算機系統應用開發及支持服務(「收入管理應用系統開發與支持服務」)。中國航空結算公司提供的主要服務包括國際及國內客運收入管理應用系統、國際及國內貨運收入管理系統、郵件收入管理系統、機場服務費結算系統、數據服務系統、國際及國內清算及結算系統等自行開發的計算機應用系統。該等系統服務主要包括應用及運行支持、定制開發、系統實施、業務研究及系統開發。

付款： 服務費按月繳方式收取乃基於提供者與使用者之間簽訂的協議釐定。根據有關協議中指定的交易量大小計算，有幾種收費級別。收費是參照所提供有關服務的價格及規模釐定，費率視乎交易量水平而定—交易量越大，提供商收取的費率越低。

董事認為，以上服務費的釐訂基準屬公平合理。

(ii) *Oracle財務系統支持服務*

服務： 提供Oracle財務系統支持服務，包括功能解決方案支持及Oracle財務系統維護，定制程序修改及程序維護，數據庫維護服務。

付款： 按年收取固定金額的維護費。

董事認為，以上服務費的釐訂基準屬公平合理。

(iii) *聯運數據交換服務*

服務： 主要包括接收來自各航空公司的聯運開賬數據，並按接受服務的被開賬航空公司(「被開賬航空公司」)分類聚合，按被開賬航空公司進行各航空公司的數據匯總，並將數據傳送給被開賬航空公司。

付款： 除一次性入會費外，亦收取固定年服務費。

董事認為以上服務費的釐定基準屬公平合理。

第二部分

中國航空結算公司持續關連交易

提供物業管理服務

目前，亞卡向中國航空結算公司提供若干物業管理服務。根據中國航空結算公司與亞卡之間簽訂日期為二零零八年二月三日的物業管理協議，預計於收購完成後該等物業管理服務將會繼續。鑒於亞卡為集團公司全資擁有的附屬公司，根據上市規則規定，於收購完成後，該協議項下擬進行的交易將構成本公司的持續關連交易。物業管理協議的詳情如下：

日期：　二零零八年二月三日

服務：　由亞卡向中國航空結算公司提供辦公樓物業管理服務

期限：　二零零八年一月一日至二零零八年十二月三十一日

付款：　服務費乃按雙方商定的每平方米價格計算，根據中國航空結算公司所佔總平方米按月結算。

董事認為，上述服務費的釐訂基準屬公平合理。

提供航空服務

於收購前，中國航空結算公司已與多家關連航空公司訂立若干交易安排。根據市場對有關產品及服務的需求，預計該等安排於收購完成後將會繼續。於收購完成後，中國航空結算公司與該等關連航空公司之間的持續安排將構成上市規則項下本公司的持續關連交易。

各項中國航空結算公司與該等關連航空公司的現有交易按性質可分為四個類別：(i)系統開發及支持服務；(ii)客運及貨運收入結算及清算服務；(iii)國內郵件服務收入結算及清算業務及(iv)BSP服務，定義見下文。

以下列示了中國航空結算公司向各航空公司提供的各種服務的概況：

資產負債率

誠如二零零七年年報所述，本集團的資產負債率約為10.8%。根據載於本通函附錄三的經擴大集團未經審核備考資產負債表，經擴大集團的資產負債率(即總負債約人民幣948.7百萬元除以總資產約人民幣6,264.2百萬元)將輕微上升至約15.1%。

運營資金

由於收購代價將由發行代價股份進行融資，緊接收購完成後，預期本集團運營資金不會受到任何影響。

經擴大集團的業務前景

本集團的主要業務為於中國提供航空信息技術服務。

收購完成後，經擴大集團將著重中國的旅遊分銷與銷售市場、及向國內及國外航空公司提供結算及清算服務，信息系統開發及支持服務。預計中國的航空業將持續增長，董事認為經擴大集團的業務將繼續發展，並在中國航空行業提供航空信息技術及結算及清算服務繼續保持領先地位。截至最後可行日期，本公司未有識別任何投資及商業機會。

展望未來，經擴大集團將繼續尋求及把握能夠提高本集團盈利能力及增加股東價值的投資及商業機會。

隨收購完成而建議修訂公司章程

以最後可行日期已發行股份1,776,315,000股(包括1,154,607,000股內資股及621,708,000股H股)計，並假設於最後可行日期前並無配發或增發新股份，亦無購回現有股份，於履行上文「先決條件」一段所述的條件及收購完成後，預期就完成收購發行內資股共174,491,393股，每股賬面值人民幣1.00元，價值為人民幣10億元的實繳資本。倘若收購於臨時股東大會上獲獨立股東批准，則須於收購完成後將本公司的註冊股本增加至人民幣1,950,806,393元，同時公司章程將須作相應修改。

目前，本公司向集團公司租賃物業構成本公司的持續關連交易，須遵守上市規則項下的若干合規要求。收購物業將不僅減低本公司租賃支出，且能減低為遵守關連交易的合規事宜而花費的行政費用。此外，整座物業已被本公司用作數據中心。因此收購物業能使數據中心管理更為規範、科學及有效。

董事(不包括獨立非執行董事)認為買賣協議乃於本集團一般及日常業務過程中按一般商業條款訂立。有關條款乃經公平磋商後達成，屬公平合理，且訂立買賣協議符合本公司及股東整體利益。獨立董事委員會的推薦建議及獨立財務顧問致獨立董事委員會及獨立股東的函件已分別載於本通函「獨立董事委員會函件」及「招商證券函件」中。

收購對本集團的財務影響

緊接收購完成後，中國航空結算公司將成為本集團的全資附屬公司。 收購將對本集團產生以下財務影響：

資產與負債

根據本通函附錄三所載經擴大集團的未經審核備考財務資料，未經審核備考總資產與負債將約為人民幣6,264.2百萬元及人民幣948.7百萬元，分別較本集團截至二零零七年十二月三十一日止經審核總資產與負債分別約人民幣4,951.3百萬元及人民幣532.5百萬元高出約26.5%及78.2%。

盈利

假設收購已於二零零七年一月一日完成，本公司股東應佔本集團綜合利潤將增至約人民幣696.8百萬元(經計入中國航空結算集團股東應佔利潤人民幣63.9百萬元，以及收購物業後節省淨額(即可識別淨收益來源人民幣5.0百萬元，經計入折舊增加及稅項減少所作調整共人民幣3.1百萬元)作調整後，佔本公司股東應佔本集團利潤人民幣631.0百萬元)，較截至二零零七年十二月三十一日止年度本公司股東應佔本集團經審核綜合利潤約人民幣631.0百萬元高出約10.4%。

持股結構

下表載列緊接收購完成前後，本公司的持股比例：

股東	股份	當前持股比例 佔各自類別股本的百分比	佔總股本的百分比	股份	收購完成後的持股比例 佔各自類別股本的百分比	佔總股本的百分比
集團公司	396,993,000股每股面值人民幣1元的內資股	34.38%	22.35%	571,484,393股每股面值人民幣1元的內資股	43.00%	29.29%
南航集團	232,921,000股每股面值人民幣1元的內資股	20.17%	13.11%	232,921,000股每股面值人民幣1元的內資股	17.52%	11.94%
東航集團	218,829,000股每股面值人民幣1元的內資股	18.95%	12.32%	218,829,000股每股面值人民幣1元的內資股	16.46%	11.22%
中航集團	178,867,000股每股面值人民幣1元的內資股	15.49%	10.07%	178,867,000股每股面值人民幣1元的內資股	13.46%	9.17%
其他內資股股東	126,997,000股每股面值人民幣1元的內資股	11.01%	7.15%	126,997,000股每股面值人民幣1元的內資股	9.56%	6.51%
社會公眾	621,708,000股每股面值人民幣1元的H股	100%	35%	621,708,000股每股面值人民幣1元的H股	100%	31.87%
總計			**100%**			**100%**

訂立買賣協議的原因及裨益

由於本公司與中國航空結算公司的運作結構相近，董事相信收購中國航空結算公司能合併研發資源、數據中心及本公司與中國航空結算公司的市場資源，以帶來成本效益減低經營成本總額及一般開支。此外，由於本公司主營業務集中於旅遊分銷及銷售，而中國航空結算公司主要提供結算及清算服務，上述兩項業務涵蓋航空業務上下游，收購後可加強本公司在旅遊分銷信息科技的產業鏈。此外，鑒於本公司及中國航空結算公司為各自業內領先服務提供商，收購中國航空結算公司可擴展本公司產品及服務組合至航空公司、旅遊分銷代理人、機場及其他行業參與者，亦有助於提升本公司現有核心業務及擬開發新業務的競爭力。董事會相信收購中國航空結算公司將提升本公司的盈利能力及市場地位，並符合股東利益。

	截至十二月三十一日止年度		
	二零零五年	二零零六年	二零零七年
	人民幣千元	*人民幣千元*	*人民幣千元*
租金收入 *(附註)*	16,649	16,649	16,649
折舊費用	(6,114)	(6,114)	(6,114)
房產稅及其他稅收	(2,548)	(2,548)	(2,633)
其他支出	(2,604)	(3,036)	(2,939)
可識別淨收益來源	5,383	4,951	4,963

附註： 截至二零零七年十二月三十一日止三個年度，經營租賃項下之租金收入(扣除任何獎勵金)乃按直線法作確認。

本公司的核數師已根據香港會計師公會所頒佈《香港相關服務準則》第4400號「就財務資料執行協議程序之應聘事宜」，就未經審核財務資料進行以下據實調查程序：

1. 從集團公司取得未經審核財務資料；及

2. 核對未經審核財務資料至物業相關賬冊及記錄，該等資料已考慮遵守本集團主要會計政策(如適用)作出的規定調整。

由於編製未經審核財務資料所依據的資料有限，本公司的核數師不會就資料的完整性及準確性發表聲明，並謹此強調，未經審核財務資料並不能真實公平地反映物業的財務業績。

經董事確認，本集團將於收購後繼續佔用物業作為自用用途，因此，收購完成後不會產生任何額外收入。

(v) 投資

截至二零零五年、二零零六年及二零零七年十二月三十一日止三個年度，中國航空結算集團並無重大投資。中國航空結算集團現時並無有關重大投資或資本資產的計劃。

(vi) 收購及出售

截至二零零五年、二零零六年及二零零七年十二月三十一日止三個年度，中國航空結算集團並無收購及出售事項。

(vii) 外匯風險

中國航空結算集團的外匯風險主要來自其結算和清算服務，因為中國航空結算集團代表客戶以外幣付款或收款。

(viii) 僱員及酬金政策

截至二零零五年、二零零六年及二零零七年十二月三十一日止，中國航空結算集團的僱員總數分別為772、761及775。截至二零零五年、二零零六年及二零零七年十二月三十一日止三個年度，中國航空結算集團為僱員提供的薪資、津貼及退休福利分別為人民幣108.2百萬元、人民幣97.6百萬元及人民幣109.2百萬元。

(ix) 或然負債

截至二零零五年、二零零六年及二零零七年十二月三十一日止，中國航空結算集團並無重大或然負債。

物業

物業位於中國北京朝陽區東興里11號，包括一項佔地面積約為5,332.54平方米的國有土地使用權及該土地上總樓面面積約為12,003.74平方米的8棟樓宇。物業已獲中國監管機關相關許可證及土地使用批文。該土地使用權之有效期為二零四九年六月二十九日止。物業位於北京中央商務區核心地段，交通便利，為該區域內眾多大型企業追捧的絕佳地段之一。本公司將物業用作數據中心，於截至二零零七年十二月三十一日止年度已支付租金及使用費總額約人民幣16.6百萬元（約相等於18.51百萬港元）。集團公司收購物業的原有收購價約為人民幣189百萬元（約相等於211百萬港元）。

下文載列截至二零零七年十二月三十一日止三個年度物業相關可識別淨收益來源的未經審核損益表（「未經審核財務資料」），乃遵照及摘錄自集團公司相關賬冊及記錄，按與本集團大部分一致的會計政策編製。

(iii) 現金流

	截至二零零五年十二月三十一日止年度 (人民幣千元)	截至二零零六年十二月三十一日止年度 (人民幣千元)	截至二零零七年十二月三十一日止年度 (人民幣千元)
經營活動(使用)/產生的現金淨值	(24,396)	37,608	481,095
投資活動(使用)/產生的現金淨值	3,299	(29,706)	(4,252)
財務活動產生的現金淨值	26,780	2,378	22,590
現金及現金等價物的增加淨額	5,683	10,280	499,433

經營活動(使用)/產生的現金淨值

於截至二零零五年十二月三十一日止年度經營活動使用的現金淨值約為人民幣24.4百萬元，於截至二零零六年十二月三十一日止年度經營活動產生的現金淨值約為人民幣37.6百萬元，主要由於二零零六年運營資金增加所致。經營活動產生的現金淨值於截至二零零七年十二月三十一日止年度大幅增加至約人民幣481.1百萬元，主要由於集團公司對集團金庫功能的集中管理自二零零七年十月已終止，集團公司維護的所有銀行結餘已轉回中國航空結算集團。

投資活動(使用)/產生的現金淨值

中國航空結算集團於截至二零零五年十二月三十一日止年度錄得投資活動產生的現金淨值約人民幣3.3百萬元，於截至二零零六年十二月三十一日止年度的投資活動產生的現金淨值約人民幣29.7百萬元，主要由於二零零六年獲取更多辦公設備、電子設備、計算機軟件及土地使用權。二零零七年獲得的固定資產相對較少，投資活動使用的現金淨值減少至約人民幣4.3百萬元。

融資活動產生的現金淨值

截至二零零五年、二零零六年及二零零七年十二月三十一日止三個年度，融資活動產生的現金淨值分別約為人民幣26.8百萬元、人民幣2.4百萬元及人民幣22.6百萬元。餘額表示根據中國航空結算集團於二零零七年十月進行的重組，在三個財政年度內由集團公司保留的從中國航空結算集團非核心業務中收到的現金。因集團公司已豁免中國航空結算集團還款的義務，該款項由中國航空結算集團劃分為權益所有人的投資。

(iv) 資產抵押

截至二零零五年、二零零六年及二零零七年十二月三十一日止，中國航空結算集團並無任何資產抵押。

(ii) 流動資金及資本來源

中國航空結算公司的財務狀況概述如下：

	截至二零零五年十二月三十一日止 (人民幣千元)	截至二零零六年十二月三十一日止 (人民幣千元)	截至二零零七年十二月三十一日止 (人民幣千元)
流動資產*(a)*	1,082,171	893,708	982,426
總資產*(b)*	1,204,225	1,034,439	1,114,470
流動負債*(c)*	844,363	605,026	415,096
總負債*(d)*	855,773	618,386	415,096
流動比率*(a/c)*	1.28	1.48	2.37
資產負債率*(d/b)*	71.1%	59.8%	37.2%

於二零零七年十二月三十一日，中國航空結算集團流動資產淨額約為人民幣567.3百萬元。流動資產主要包括應收款項約人民幣10.8百萬元，應收控股公司及附屬公司款項約人民幣20.8百萬元，其他應收款項及其他流動資產為約人民幣423.3百萬元，現金等價物約為人民幣527.6百萬元，流動負債主要包括應付款項約人民幣3.0百萬元，其他應付款項及其他流動負債約人民幣346.2百萬元，應付所得稅約人民幣65.9百萬元。流動比率由約1.28提高至約2.37，主要由於中國航空結算集團的結算及清算服務的結算周期縮短導致其他應付款項減少所致。

中國航空結算集團的資產負債率顯住改善，從截至二零零五年十二月三十一日止約71.7%下降至截至二零零七年十二月三十一日止約37.2%，主要由於其他應付款從截至二零零五年十二月三十一日止約人民幣697.6百萬元大幅減少至截至二零零七年十二月三十一日止約人民幣302.8百萬元，減少主要由於中國航空結算集團結算及清算服務的結算周期縮短所致。

截至二零零五年、二零零六年及二零零七年十二月三十一日止，中國航空結算公司並無短期及長期銀行貸款，而中國航空結算集團並無使用任何財務工具作對沖之用。

截至二零零五年、二零零六年及二零零七年十二月三十一日止，中國航空結算集團所持現金及現金等價物分別為人民幣17.9百萬元、人民幣28.2百萬元及人民幣527.6百萬元，全部以人民幣計。

	截至二零零六年十二月三十一日止財政年度		截至二零零七年十二月三十一日止財政年度	
	人民幣千元	相當於千港元	人民幣千元	相當於千港元
營業額	255,926	285,357	273,485	304,936
除稅前盈利	96,440	107,531	102,854	114,682
除稅後盈利	65,223	72,724	63,898	71,246

中國航空結算集團財務資料管理層討論與分析

投資者應將下列討論與分析連同載於本通函附錄二「中國航空結算集團之會計師報告」中按照國際財務報告準則(「國際財務報告準則」)編製的中國航空結算集團財務資料(包括其附註)一併閱讀。

(i) 截至二零零七年十二月三十一日止年度與截至二零零六年十二月三十一日止年度及截至二零零六年十二月三十一日止年度與截至二零零五年十二月三十一日止年度之業績比較分析

中國航空結算集團的營業額主要包括提供結算及清算服務，及向商業航空公司及其他航空企業提供信息系統開發及支持服務的服務費，中國航空結算集團於截至二零零七年十二月三十一日止年度的綜合營業額約為人民幣273.5百萬元，較上年增加約6.86%。截至二零零六年十二月三十一日止年度的綜合營業額約為人民幣255.9百萬元，較截至二零零五年十二月三十一日止年度的綜合營業額約人民幣245.7百萬元增長約4.16%。營業額穩步上升，乃主要由於開發新市場及拓展新客戶所致。此外，中國航空業的發展亦對中國航空結算公司的業務產生正面影響。

中國航空結算集團於截至二零零七年十二月三十一日止年度的權益所有者應佔綜合盈利為約人民幣63.9百萬元，較上年下降約2.03%。該下降主要由於自二零零八年起中國航空結算公司的企業所得稅率由33%減至25%，截至二零零七年十二月三十一日止年度遞延稅項資產被撇減所致。截至二零零六年十二月三十一日止年度的權益所有者應佔綜合盈利約為人民幣65.2百萬元，較截至二零零五年十二月三十一日止年度權益所有者應佔綜合盈利約人民幣123.2百萬元，包括一次性沖回財務擔保義務約人民幣67.7百萬元(詳情請見「中國航空結算公司會計師報告」一節所載財務資料附註12)，大幅下降約47.05%。除去一次性項目後，截至二零零五年十二月三十一日止年度權益所有者應佔綜合盈利減少至人民幣55.5百萬元。總體而言，中國航空結算公司的淨利潤率(除上述二零零五年一次性沖回財務擔保義務外)於截至二零零五年、二零零六年及二零零七年十二月三十一日止三個財政年度維持穩定，介乎約23%至25%之間。

(d) 本公司對中國航空結算公司及物業的盡職調查結果滿意；及

(e) 本公司已獲中國律師事務所就收購的合法性及可執行性提供的意見。

本公司有權豁免上述(c)至(e)項全部或部分條件。

除上文條件(a)須獲獨立股東於臨時股東大會批准外，本公司確認已於最後可行日期達成所有其他條件。

有關本公司、集團公司、中國航空結算公司及物業的資料

本公司

本公司主要在中國提供航空信息技術服務。

集團公司

集團公司主要從事經營集團公司及其投資企業中由國家投資形成的全部國有資產和國有股權。經作出一切合理查詢後，據董事所知及確信，南航集團、東航集團及中航集團概非集團公司之一致行動人士。

中國航空結算公司

中國航空結算公司的主要業務是向商營航空公司及其他航空企業提供會計、結算及清算服務和信息系統開發及支持服務。會計、結算及清算服務以及系統開發與支持服務主要包括(i)客運及貨運收入，郵件收入及機場收費之結算和清算服務、(ii)BSP服務及(iii)中國航空業的收入管理應用系統開發與支持服務。中國航空結算公司是中國該等領域的主要服務提供商。

作為全球三大獲認可的IATA BSP數據處理(「BSP數據處理」)的BSP服務提供商之一，中國航空結算公司亦是BSP數據處理提供商，並已成為中國航空業最大的結算清算外包服務及系統產品提供商。其主要客戶包括20家國內客貨運航空公司、3家地區及外國商營航空公司，47個本地機場、政府機構及IATA。

於最後可行日期，中國航空結算公司註冊資本為人民幣759,785,200元。截至二零零七年十二月三十一日止中國航空結算公司根據國際財務報告準則編製的經審核綜合資產淨值約為人民幣699.4百萬元(約相等於779.83百萬港元)。下表載列於截至二零零七年十二月三十一日止兩個財政年度各年根據國際財務報告準則編製的經審核綜合營業額、稅前及稅後盈利。

本公司擬發行的每股代價股份6.39港元的發行價格乃經集團公司與本公司公平磋商後釐定並與於緊接買賣協議日期之前最後二十個完整交易日H股於聯交所所報之平均收市價每股H股6.39港元確定。

發行價表示：

(i) 較緊接買賣協議日期之前最後一個完整交易日H股於聯交所報之收市價每股H股6.69港元約折讓4.48%；

(ii) 較緊接買賣協議日期之前最後十個完整交易日H股於聯交所報之平均收市價每股H股6.61港元約折讓3.33%；

(iii) 較緊接買賣協議日期之前最後三十個完整交易日H股於聯交所報之平均收市價每股H股6.21港元約溢價2.90%；及

(iv) 較截至最後可行日期聯交所所報每股H股收市價6.23港元約溢價2.57%。

代價股份約佔本公司現有已發行總股本的9.82%及本公司經發行代價股份擴大後已發行總股本的8.94%。代價股份擬根據於臨時股東大會上取得獨立股東之特別授權後發行。

代價股份將入賬列作繳足，並在所有方面與發行及配發代價股份日期之已發行股份具有同等地位。截至本函件日期止，其後出售代價股份與已發行內資股比較並不受任何特別限制。就收購發行代價股份，不會對本公司的控股情況產生任何影響。

先決條件

收購完成須待(其中包括)下列先決條件達成或豁免後，方可作實：

(a) 買賣協議及其項下擬進行的交易於臨時股東大會上獲獨立股東批准；

(b) 買賣協議項下擬進行的交易獲所有中國相關政府部門批准且符合中國所有法律的規定及收購的要求；

(c) 買賣協議中的聲明及保證乃屬真實準確，且在任何重大方面並無誤導成分；

第一部分

買賣協議

日期

二零零八年五月五日

買方

本公司

賣方

集團公司

擬收購的資產

(i) 中國航空結算公司的全部註冊資本；及

(ii) 物業

代價

中國航空結算公司的全部註冊資本及物業的代價分別為人民幣788百萬元(約相等於878.62百萬港元)及人民幣212百萬元(約相等於236.38百萬港元)，總代價為人民幣10億元(約相等於11.15億港元)。

總代價須於收購完成後由本公司以每股代價股份6.39港元(約相等於人民幣5.73元)的價格向集團公司或其代理人發行及配發174,491,393股新內資股支付。本公司認為，以發行代價股份支付收購的代價，較以現金支付更為適合，此乃由於根據國務院國有資產監督管理委員會的相關規定以及本公司中國律師的法律意見，根據適用中國法律，本公司以現金支付此交易會觸發公開投標的規定。 董事確認，本公司已從相關中國政府機構取得適用中國法律項下本公司發行代價股份所必需的所有批准。中國航空結算公司的代價經集團公司與本公司參考中國航空結算公司截至二零零七年十二月三十一日止綜合資產淨值人民幣699.4百萬元(約相等於779.83百萬港元)及可比公司的市盈率後公平磋商後釐定。物業的代價乃參考該物業的近期可用評估價值，經集團公司與本公司公平磋商後釐定。物業經獨立第三方仲量聯行西門有限公司於二零零八年三月三十一日估值約為人民幣208.3百萬元(約相等於232.25百萬港元)，該估值使用直接比較法評估物業權益的價值，此乃假設現況下將該等物業權益即時交付出售，並參考有關市場可資比較出售交易進行估值。

持續關連交易

收購完成後，中國航空結算公司將成為本公司全資擁有的附屬公司。中國航空結算公司持續關連交易將構成本集團的持續關連交易，當中包括(a)物業管理協議，(b)有關收入管理應用系統開發與支持服務及客運及貨運收入結算清算服務協議，(c)國內郵件服務收入結算及清算協議及(d)IATA協議。若干中國航空結算公司持續關連交易及持續關連交易已經並將繼續按經常性基準、正常商業條款及於本集團的日常業務過程中訂立。有關交易詳情載列於本函件第二部分「中國航空結算公司持續關連交易」及第三部分「本公司的持續關連交易」。

本函件第四部分「經擴大集團的合計持續關連交易」載有有關各項合計持續關連交易的年度上限。由於一個或多個根據上市規則第14.07條所載的本集團就非豁免持續關連交易應付或應收的合計費用有關百分比率將超越2.5%(按年度計算)，因此，根據上市規則的規定，各項非豁免持續關連交易須事先於臨時股東大會以投票表決方式取得獨立股東批准後方可作實。根據上市規則第14A.18條，任何本公司的關連人士於非豁免持續關連交易涉及重大利益均須於臨時股東大會上放棄投票。有關將於臨時股東大會上就非豁免持續關連交易放棄投票的訂約方的詳情，請參閱本函件「經擴大集團的合計持續關連交易」一節第四部分。

本通函旨在：

1. 向 閣下提供買賣協議及其項下擬進行的交易的詳情；

2. 載列獨立財務顧問招商證券就(a)收購；(b)非豁免持續關連交易的條款；及(c)非豁免持續關連交易項下擬進行各項交易之各年度上限向獨立董事委員會及獨立股東提供之意見；

3. 載列獨立董事委員會就上述2(a)至2(c)項提出之推薦建議；及

4. 向 閣下遞交臨時股東大會通告，於會上(i)將提呈一項特別決議案，以供獨立股東審議並酌情批准(其中包括)收購；(ii)將提呈一項特別決議案，以供獨立股東審議並酌情批准發行代價股份；(iii)將提呈一項普通決議案，以供獨立股東審議並酌情批准各非豁免持續關連交易及適用年度上限；及(iv)將提呈一項特別決議案，以供股東考慮並酌情批准建議修訂公司章程。

及(ii)物業，代價為人民幣212百萬元(約相等於236.38百萬港元)，總代價為人民幣10億元(約相等於11.15億港元)。總代價將於收購完成後由本公司以每股代價股份6.39港元(約相等於人民幣5.73元)的價格向集團公司或其代理人發行及配發174,491,393股新內資股支付。代價股份佔本公司現有已發行總股本約9.82%及本公司經發行代價股份擴大後已發行總股本約8.94%。發行代價股份須於臨時股東大會上獲獨立股東批准特別授權後方可作實。倘特別授權於臨時股東大會上獲授出，則本公司須於收購完成後增加註冊股本，同時公司章程亦將須作相應的修改。公司章程之修訂及收購將各自提呈臨時股東大會以供批准之決議案均以另一項作為條件。

集團公司為本公司的主要股東，於買賣協議日期約持有本公司全部股權的22.35%，根據上市規則，為本公司的關連人士。由於收購的適用百分比率超逾25%但低於100%(定義見上市規則第14.07條)，故收購構成上市規則項下本公司的主要及關連交易，須遵守上市規則申報及公告規定，並須根據上市規則規定於臨時股東大會上獲獨立股東以投票表決方式批准。本公司將召開臨時股東大會，以考慮及酌情批准(其中包括)買賣協議、收購以及授權董事發行代價股份。根據上市規則第14A.18條，於關連交易中擁有重大權益的本公司任何關連人士均須於臨時股東大會上放棄投票。 因此，(a)集團公司及其聯繫人，及(b)內資股股東(除集團公司及山西航空實業公司外)均為關連航空公司或彼等各自的聯繫人，且因為彼等與中國航空結算公司的業務關係而被視為於收購擁有權益，將於臨時股東大會上就批准收購及發行代價股份的決議案放棄投票。

修訂公司章程

按截至最後可行日期已發行股份1,776,315,000股(包括1,154,607,000股內資股及621,708,000股H股)計，並假設於最後可行日期前將不會配發或增發新股，亦不會購回現有股份，於履行下文「先決條件」一段所述的條件及收購完成後，預期就完成收購將發行價值為人民幣10億元(約相等11.15億港元)的內資股共174,491,393股，每股面值人民幣1元。倘若收購於臨時股東大會上獲獨立股東批准，則須於收購完成後增加本公司的註冊股本，同時公司章程將須作相應的修改。

中國民航信息網絡股份有限公司
TravelSky Technology Limited

（在中華人民共和國註冊成立的股份有限公司）

（股份編號：0696）

執行董事：
徐　強先生（*董事長*）
朱曉星先生
丁衛平先生
宋金箱先生

非執行董事：
王全華先生
羅朝庚先生
宮國魁先生
榮　剛先生
孫湧濤先生
劉德俊先生
夏　毅先生
宋　箭先生

獨立非執行董事：
易永發先生
袁耀輝先生
蔡敬金先生

註冊辦事處：
中國北京海淀區
科學院南路2號
融科資訊中心C座
南樓18-20層
郵編：100190

敬啟者：

主要及關連交易
及
持續關連交易
及
發行股份之特別授權
及
修訂公司章程

緒言

收購

於二零零八年五月五日，本公司與集團公司訂立買賣協議，據此，集團公司同意出售及本公司同意購買(i)中國航空結算公司全部註冊資本，代價為人民幣788百萬元（約相等於878.62百萬港元）

「南航集團」	指	中國南方航空集團公司，本公司及其附屬公司的股東及發起人
「平方米」	指	平方米
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	具上市規則所賦予的涵義
「廈門航空」	指	廈門航空有限公司，本公司及其附屬公司的股東及發起人
「亞卡」	指	北京亞卡精誠物業管理中心，集團公司的全資附屬公司
「%」	指	百分比

於本通函中，若干以人民幣為單位的數額按人民幣1元兌換1.115港元的參考匯率換算為港元，僅為闡釋之用。有關折算並不構成為表示有關款額曾經、可能曾經或可以按該匯率或其他匯率兌換的聲明。

本通函中的中國實體、監管機關或設施的中文名稱已翻譯成英文，僅作參考。倘該等中國實體、監管機構或設施的中文名稱與其各自英文譯名產生任何歧義，概以中文為準。

「中國」	指	中華人民共和國
「物業」	指	位於中國北京朝陽區東興里11號一項佔地面積為5,332.54平方米的國有土地使用權及該土地上總樓面面積為12,003.74平方米的8棟樓宇
「物業管理協議」	指	亞卡與中國航空結算公司日期為二零零八年二月三日有關提供辦公大樓的物業管理服務的協議
「人民幣」	指	人民幣，中國法定貨幣
「買賣協議」	指	集團公司與本公司就收購訂立的日期為二零零八年五月五日的買賣協議
「證券及期貨條例」	指	證券及期貨條例(香港法例第571章)
「山東航空」	指	山東航空股份有限公司，本公司及其附屬公司的股東及發起人
「上海航空」	指	上海航空股份有限公司，本公司及其附屬公司的股東及發起人
「股份」	指	本公司股本中每股面值人民幣1.00元的普通股
「股東」	指	本公司的股東
「深圳航空」	指	深圳航空有限責任公司，本公司及其附屬公司的股東及發起人
「四川航空集團」	指	四川航空集團公司，本公司及其附屬公司的股東及發起人
「四川航空」	指	四川航空股份有限公司，四川航空集團的附屬公司
「SITA」	指	國際電信航空協會
「南方航空」	指	中國南方航空股份有限公司，南航集團的附屬公司

「香港」	指	中國香港特別行政區
「IATA」	指	國際航空運輸協會，於加拿大註冊成立的協會
「IATA協議」	指	中國航空結算公司(作為服務提供商)與IATA(獲(其中包括)關連航空公司授權)，就向IATA提供BSP服務訂立日期為二零零八年三月二十七日的協議
「獨立董事委員會」	指	本公司根據上市規則第14A.21條成立包括易永發先生、袁耀輝先生及蔡敬金先生(全部均為獨立非執行董事)的獨立董事委員會，旨在審議收購及非豁免持續關連交易(包括適用年度上限)，以及就(其中包括)收購及非豁免持續關連交易(包括適用年度上限)的條款是否公平合理，並符合本公司及其股東整體利益提出意見
「獨立股東」	指	(a)就收購而言，除(i)集團公司及其聯繫人及(ii)內資股股東(除集團公司及山西航空實業公司外)(全部均為關連航空公司或彼等各自的聯繫人)以外的股東，及(b)就各項非豁免持續關連交易而言，除作為交易訂約方的相關關連航空公司及彼等的聯繫人以外的股東，詳情分別載列於第2頁及第28頁至第29頁
「獨立第三方」	指	獨立於本公司及非本公司關連人士的獨立第三方及其最終實益擁有人
「最後可行日期」	指	二零零八年六月十二日，即本通函付印前為確定其所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「澳門航空」	指	澳門航空股份有限公司，國航之附屬公司
「非豁免持續關連交易」	指	須獲獨立股東於臨時股東大會批准的中國航空結算公司持續關連交易

「國內郵件服務收入結算及清算協議」	指	中國航空結算公司(作為服務提供商)與若干中國本地航空公司就提供國內郵件服務收入結算及清算服務而訂立的日期為一九九七年七月三十日的協議
「內資股股東」	指	內資股持有人，包括集團公司、南航集團、廈門航空、四川航空集團，東航集團、東方航空、中國東方航空武漢有限責任公司、中航集團、深圳航空、山東航空、海南航空、中國新華航空有限責任公司、長安航空有限責任公司、山西航空實業公司及上海航空
「內資股」	指	本公司股本中每股面值人民幣1.00元的內資股
「東方航空」	指	中國東方航空股份有限公司，東航集團的附屬公司
「東航集團」	指	中國東方航空集團公司，本公司股東及發起人
「臨時股東大會」	指	本公司旨在讓獨立股東審議(其中包括)買賣協議及非豁免持續關連交易(包括適用年度上限)而召開的臨時股東大會，大會通告載於本通函內
「經擴大集團」	指	收購完成後本公司及其附屬公司
「財務顧問」	指	中銀國際亞洲有限公司，擔任本公司有關收購及非豁免持續關連交易之財務顧問，根據證券及期貨條例從事第1類(證券買賣)及第6類(就企業融資提供意見)受規管活動之持牌法團
「本集團」	指	本公司及其附屬公司
「H股」	指	本公司股本中每股面值人民幣1.00元的香港上市股份
「海南航空」	指	海南航空股份有限公司，本公司及其附屬公司的股東及發起人
「港元」	指	港元，香港法定貨幣

「中航集團」	指	中國航空集團公司，本公司及其附屬公司的股東及發起人
「招商證券」	指	招商證券(香港)有限公司，就收購及非豁免持續關連交易(包括適用年度上限)向獨立董事委員會及獨立股東提供意見的獨立財務顧問，為根據證券及期貨條例進行第1類(證券交易)、第2類(期貨合約交易)、第4類(證券諮詢)、第6類(企業財務顧問)及第9類(資產管理)受規管活動的持牌法團
「本公司」	指	中國民航信息網絡股份有限公司，一間在中國成立的公司，其H股於聯交所上市，其美國預託證券在美國場外證券市場進行買賣
「收購完成」	指	完成收購
「關連航空公司」	指	南方航空、東方航空、國航、澳門航空、廈門航空、海南航空、深圳航空、上海航空、山東航空及四川航空，全部均為本公司的關連人士
「關連人士」	指	具上市規則所賦予的涵義
「代價股份」	指	根據買賣協議，擬以每股6.39港元的發行價發行的174,491,393股新內資股，用以支付收購應支付的代價
「持續關連交易」	指	本集團分別與集團公司及若干關連航空公司於收購完成前的現有持續關連交易，詳情載於本通函「董事會函件」一節「本公司的持續關連交易」一段
「集團公司」	指	中國民航信息集團公司，一家於中國註冊成立的公司，於最後可行日期持有本公司全部已發行股本約22.35%，為本公司發起人及主要股東
「董事」	指	本公司董事

在本通函內，除文意另有所指外，下列詞語具有以下涵義：

「中國航空結算公司」	指	中國航空結算有限責任公司，集團公司的全資附屬公司
「中國航空結算公司持續關連交易」	指	中國航空結算公司分別與亞卡及關連航空公司持續的協議、交易安排及其項下擬進行的交易，詳情載於本通函「董事會函件」一節「中國航空結算公司持續關連交易」一段
「中國航空結算集團」	指	中國航空結算公司及其附屬公司
「收購」	指	根據買賣協議收購(i)中國航空結算公司全部註冊資本及(ii)物業
「合計持續關連交易」	指	收購後經擴大集團的合計持續關連交易
「國航」	指	中國國際航空股份有限公司，中航集團的附屬公司
「公告」	指	本公司日期為二零零八年五月二十六日的公告
「年度上限」	指	符合上市規則第14A.35(2)條規定的各項持續關連交易的年度最大值
「二零零七年年報」	指	本公司截至二零零七年十二月三十一日止年度的年報
「公司章程」	指	本公司的公司章程
「聯繫人」	指	具上市規則所賦予的涵義
「董事會」	指	董事會
「BSP服務」	指	提供銷售數據處理及結算服務
「營業日」	指	香港銀行開門營業之日子(星期六除外)
「民航局」	指	中國民用航空局

目　錄

本通函僅為提供資料之用，並不構成收購、購買或認購中國民航信息網絡股份有限公司股份的邀請或要約。

閣下如對本通函任何方面**有任何疑問**，應諮詢交易所參與者或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有中國民航信息網絡股份有限公司的股份，應立即將本通函送交買主或受讓人、或經手買賣之銀行、交易所參與者或其他代理，以便轉交買主或受讓人。

中国航信 TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

（在中華人民共和國註冊成立的股份有限公司）

（股份編號：0696）

主要及關連交易
及
持續關連交易
及
發行股份之特別授權
及
修訂公司章程
及
臨時股東大會通告

財務顧問

中銀國際亞洲有限公司

獨立董事委員會及獨立股東之獨立財務顧問

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

董事會函件載於本通函第1頁至第30頁。獨立董事委員會（定義見本通函）函件載於本通函第31頁至第32頁，其中載有其致獨立股東（定義見本通函）之意見。獨立財務顧問招商證券函件列載其向獨立董事委員會及獨立股東作出的意見及推薦建議，載於本通函第33頁至第72頁。

本公司臨時股東大會（「臨時股東大會」）將於二零零八年七月三十一日上午十時正於中國北京海淀區科學院南路2號融科資訊中心C座南樓19層本公司會議室召開，大會通告載於本通函第230頁至第233頁。本通函隨附用於臨時股東大會的代表委任表格。　閣下無論是否擬出席臨時股東大會並於會上投票，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，且無論如何不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席臨時股東大會或其任何續會，並於會上投票。

二零零八年六月十六日

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code : 0696)



Interim Report 2007

The Board of Directors (the "Board") of TravelSky Technology Limited (the "Company") hereby presents the unaudited interim report of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2007, prepared in accordance with International Accounting Standard 34 "Interim financial reporting".

CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

		As at	
	Note	June 30, 2007 *Unaudited*	December 31, 2006 *Audited*
ASSETS			
Non-current assets			
Property, plant and equipment, net	9	**635,371**	661,149
Intangible assets, net		**10,115**	9,969
Investments in associated companies		**77,429**	68,343
Deferred income tax assets		**9,109**	—
Other long-term investment		**100,000**	100,000
Other long-term assets		**16,968**	17,000
		848,992	856,461
Current assets			
Inventories		**6,124**	4,498
Accounts receivable, net	10	**92,949**	84,882
Due from associated companies		**4,509**	273
Due from related parties, net	11	**328,411**	300,070
Prepayments and other current assets		**110,679**	62,064
Short-term bank deposits		**1,729,704**	1,884,604
Cash and cash equivalents		**1,608,946**	1,233,166
		3,881,322	3,569,557
Total assets		**4,730,314**	4,426,018

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEET *(Continued)*

(Amounts expressed in thousands of Renminbi)

		As at	
	Note	**June 30, 2007** ***Unaudited***	December 31, 2006 *Audited*
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid in capital	8	**1,776,315**	888,158
Reserves	7,8	**1,276,196**	2,066,112
Retained earnings			
— Proposed final cash dividend	8	**—**	195,395
— Others		**955,658**	749,137
		4,008,169	3,898,802
Minority interest		**78,989**	72,523
Total equity		**4,087,158**	3,971,325
LIABILITIES			
Non-current liabilities			
Deferred income tax liabilities		**108**	—
Current liabilities			
Accounts payable and accrued liabilities	12	**392,226**	334,918
Due to related parties		**212,154**	85,442
Taxes payable		**34,074**	31,887
Deferred revenue		**4,594**	2,446
		643,048	454,693
Total liabilities		**643,156**	454,693
Total equity and liabilities		**4,730,314**	4,426,018
Net current assets		**3,238,274**	3,114,864
Total assets less current liabilities		**4,087,266**	3,971,325

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED INCOME STATEMENT

(Amounts expressed in thousands of Renminbi, except per share data)

	Note	Unaudited Six months ended June 30 2007	2006
Revenues			
Aviation information technology services		**731,881**	673,783
Data network and others		**176,585**	137,999
Total revenues	3	**908,466**	811,782
Business taxes and other surcharges		**(30,597)**	(27,457)
Net revenues		**877,869**	784,325
Operating expenses			
Depreciation and amortisation		**(109,821)**	(115,461)
Network usage		**(41,462)**	(34,854)
Personnel		**(132,403)**	(115,167)
Operating lease rentals		**(31,732)**	(31,464)
Technical support and maintenance fees		**(64,232)**	(48,590)
Commission and promotion expenses		**(121,679)**	(89,382)
Other operating expenses		**(80,944)**	(70,831)
Total operating expenses		**(582,273)**	(505,749)
Operating profit		**295,596**	278,576
Financial income, net		**24,544**	24,950
Share of results of associated companies		**8,046**	6,307
Other (expense)/income, net		**(3,665)**	299
Profit before taxation	4	**324,521**	310,132
Taxation	5	**(9,882)**	(48,218)
Profit after taxation		**314,639**	261,914
Attributable to			
Equity holders of the Company		**305,527**	253,866
Minority interest		**9,112**	8,048
		314,639	261,914
Earnings per share for profit attributable to the equity holders of the Company			
Basic and diluted (RMB)	6	**0.17**	0.14

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Amounts expressed in thousands of Renminbi)

	Unaudited				
	Attributable to equity holders of the Company			Minority Interest	Total
	Paid in capital	Reserves	Retained earnings		
Balance at January 1, 2006	888,158	1,911,454	788,580	61,296	3,649,488
Profit for the period	—	—	253,866	8,048	261,914
Dividend relating to 2005	—	—	(204,276)	—	(204,276)
Dividends paid to minority shareholders of subsidiaries	—	—	—	(1,716)	(1,716)
Currency translation differences	—	(223)	—	—	(223)
Appropriation to reserves	—	103,027	(103,027)	—	—
Balance at June 30, 2006	888,158	2,014,258	735,143	67,628	3,705,187

	Unaudited				
	Attributable to equity holders of the Company			Minority Interest	Total
	Paid in capital	Reserves	Retained earnings		
Balance at January 1, 2007	888,158	2,066,112	944,532	72,523	3,971,325
Profit for the period	—	—	305,527	9,112	314,639
Dividend relating to 2006	—	—	(195,395)	—	(195,395)
Dividends paid to minority shareholders of subsidiaries	—	—	—	(2,646)	(2,646)
Currency translation differences	—	(765)	—	—	(765)
Bonus Issue	888,157	(888,157)	—	—	—
Appropriation to reserves	—	99,006	(99,006)	—	—
Balance at June 30, 2007	1,776,315	1,276,196	955,658	78,989	4,087,158

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Amounts expressed in thousands of Renminbi)

	Note	Unaudited Six months ended June 30 2007	2006
Cash flows from operating activities			
Cash generated from operations	13	**444,141**	400,056
Enterprise income tax refund		**30,180**	—
Enterprise income tax paid		**(44,957)**	(54,422)
Net cash provided by operating activities		**429,364**	345,634
Cash flows from investing activities			
Purchases of property, plant, equipment and intangible assets		**(159,158)**	(70,106)
Decrease in short-term bank deposits		**154,900**	165,398
Interest received		**31,551**	36,488
Dividends received from associated companies		**460**	—
Proceeds from disposal of property, plant and equipment		**492**	96
Investment in associated companies		**(1,500)**	(5,000)
Net cash provided by investing activities		**26,745**	126,876
Cash flows from financing activities			
Dividends paid		**(71,107)**	(132,513)
Net cash used in financing activities		**(71,107)**	(132,513)
Effect of foreign exchange rate changes on cash and cash equivalents		**(9,222)**	(3,475)
Net Increase in cash and cash equivalents		**375,780**	336,522
Cash and cash equivalents at beginning of the period		**1,233,166**	856,811
Cash and cash equivalents at end of the period		**1,608,946**	1,193,333

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. GENERAL INFORMATION

TravelSky Technology Limited (the "Company") was incorporated in the People's Republic of China (the "PRC") on October 18, 2000 to engage in the provision of aviation information technology service and related services in the PRC.

The Company was listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") on February 7, 2001. The address of its registered office is Floor 18-20, South Wing, Pack C, Raycom InfoTech Park, No.2, Ke Xue Yuan South Road, Haidian District, Beijing 100080, PRC.

2. PRINCIPAL ACCOUNTING POLICIES AND BASIS OF PRESENTATION

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention and in accordance with International Accounting Standard 34 "Interim financial reporting", and have been reviewed by the Audit Committee of the Company. The accounting policies adopted for the purpose of preparing this condensed consolidated financial statements are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2006.

3. REVENUES

Revenues primarily comprise the fees earned by the Group for the provision of the Group's aviation information technology services and related services. A substantial portion of these fees was generated from the shareholders of the Company.

4. PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging and crediting the following:

	Unaudited Six months ended June 30	
	2007	2006
	RMB'000	*RMB'000*
After charging:		
Depreciation	**103,428**	109,653
Amortisation of intangible assets	**4,067**	4,616
Amortisation of leasehold improvements	**2,326**	1,192
Loss on disposal of property, plant and equipment	**3,797**	57
Operating lease rentals	**31,732**	31,464
Cost of equipment sold	**18,238**	4,970
Contributions to defined contribution pension scheme	**9,702**	7,620
Auditors' remuneration	**912**	1,125
Exchange loss	**9,222**	3,475
Contribution to housing fund	**5,118**	7,148
Research and development expenses	**118,615**	93,883
After crediting:		
Interest income	**(33,766)**	(28,426)

5. TAXATION

The Company, registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park, has been approved by the Haidian State Tax Bureau to pay an enterprise income tax ("EIT") at a rate of 15% commencing from January 1, 2006.

The relevant authorities issued a notice dated January 9, 2007 recognising the Company as an "Important Software Enterprise" in 2006 under the National Planning Layout. According to the relevant regulations, the Company is entitled to a preferential tax rate of 10% in the year of recognition.

The Company had already paid EIT at a rate of 15% for the financial year ended December 31, 2006. The difference between the EIT paid by the Company over the preferential tax rate of 10% amounting to RMB30,180,000 had been refunded to the Company in June 2007. The tax refund has been recorded as an offset against income tax expense in the consolidated financial statements for the six months ended June 30, 2007.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 15% to 33%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operations.

6. EARNINGS PER SHARE

Due to the Bonus Issue as described in note 8, the number of ordinary shares for the period ended June 30, 2006 for the purpose of calculating earnings per share has been adjusted retrospectively for the increase of ordinary shares.

Earnings per share for the six months ended June 30, 2007 and June 30, 2006 have been computed by dividing the profit attributable to the equity holders of the Company of approximately RMB305,527,000 and RMB253,866,000, by the weighted average number of 1,776,315,000 ordinary shares issued and outstanding.

There were no potential dilutive ordinary shares outstanding for the six months ended June 30, 2006 and June 30, 2007.

7. RESERVES

RMB99,006,000, representing 20% of the Company's net profit of year 2006, was transferred to the discretionary surplus reserves.

8. DIVIDEND DISTRIBUTION AND OTHER DISTRIBUTIONS

The equity holders in the annual general meeting of the Company held on June 5, 2007 approved the final dividend in respect of 2006 of RMB0.22 per share amounting to a total of RMB195,394,650. The amount was accounted for in shareholders' equity as an appropriation of retained earnings for the six months ended June 30, 2007.

At the annual general meeting and class meetings of the Company held on June 5, 2007, a resolution was passed for the bonus issue of 888,157,500 new ordinary shares at per value of RMB1 per share to the equity holders of the Company on basis of one bonus share for one existing share ("Bonus Issue"), by conversion of reserve amounting to RMB888,157,500 into paid in capital. As a result, the number of ordinary shares increased from 888,157,500 to 1,776,315,000. The new shares rank pari passu in all respect with the existing shares.

9. PROPERTY, PLANT AND EQUIPMENT

For the six months ended June 30, 2007, the Group acquired property, plant and equipment amounting to approximately RMB84,123,000.

10. ACCOUNTS RECEIVABLE, NET

The credit period for accounts receivable is generally six months after services are rendered.

The ageing analysis of accounts receivable is as follows:

	June 30, 2007 Unaudited *RMB'000*	December 31, 2006 Audited *RMB'000*
Within 6 months	**71,468**	73,294
Over 6 months but within 1 year	**13,680**	4,859
Over 1 year but within 2 years	**2,601**	2,083
Over 2 years but within 3 years	**6,208**	6,598
Over 3 years	**2,070**	1,126
Accounts receivable	**96,027**	87,960
Provision for impairment of receivables	**(3,078)**	(3,078)
Accounts receivable, net	**92,949**	84,882

11. DUE FROM RELATED PARTIES, NET

These balances are trade related, unsecured, interest free and generally repayable within six months.

The ageing analysis of the amount due from related parties is as follows:

	June 30, 2007	December 31, 2006
	Unaudited	Audited
	RMB'000	*RMB'000*
Within 6 months	**325,205**	289,133
Over 6 months but within 1 year	**3,492**	10,889
Over 1 year but within 2 years	**4,068**	7,685
Over 2 years but within 3 years	**7,734**	5,148
Over 3 years	**2,577**	1,880
Due from related parties	**343,076**	314,735
Provision for impairment of receivables	**(14,665)**	(14,665)
Due from related parties, net	**328,411**	300,070

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The ageing analysis of accounts payable is as follows:

	June 30, 2007	December 31, 2006
	Unaudited	Audited
	RMB'000	*RMB'000*
Within 6 months	**24,563**	25,238
Over 6 months but within 1 year	**12,867**	8,773
Over 1 year but within 2 years	**24,227**	55,809
Over 2 years but within 3 years	**2,097**	754
Over 3 years	**18,443**	19,568
Accounts payable	**82,197**	110,142
Accrued liabilities	**310,029**	224,776
Total accounts payable and accrued liabilities	**392,226**	334,918

13. CASH GENERATED FROM OPERATIONS

	Unaudited Six months ended June 30	
	2007	2006
	RMB'000	*RMB'000*
Profit before taxation	**324,521**	310,132
Adjustments for:		
Depreciation and amortisation	**109,821**	115,461
Loss on disposal of property, plant and equipment	**3,797**	57
Interest income	**(33,766)**	(28,426)
Share of results of associated companies	**(8,046)**	(6,307)
Exchange loss and the change of currency translation differences	**8,457**	3,252
Operating profit before working capital changes	**404,784**	394,169
Increase in current assets:		
Accounts receivable	**(8,067)**	(2,937)
Inventories	**(1,626)**	(622)
Prepayments and other current assets	**(4,190)**	(5,952)
Due from related parties and associated companies	**(32,577)**	(44,409)
Increase / (decrease) in current liabilities:		
Accounts payable and accrued liabilities	**85,810**	54,394
Deferred revenue	**2,148**	928
Due to related parties	**(222)**	967
Taxes payable	**(1,919)**	3,518
Cash generated from operations	**444,141**	400,056

14. COMMITMENTS

(a) Capital commitments

At the balance sheet date, the Group had the following capital commitments:

	June 30, 2007 Unaudited *RMB'000*	December 31, 2006 Audited *RMB'000*
Authorised and contracted for		
— computer system	**245,040**	7,923
Authorised but not contracted for		
— computer system	**250,000**	494,680
Total	**495,040**	502,603

The above capital commitments primarily relate to the acquisition and installation of the new generation traveler service system.

An amount of approximately RMB193,681,000 of capital commitments outstanding at June 30, 2007 was denominated in U.S. dollars.

(b) Operating lease commitments

At the balance sheet date, the Group had the following commitments under operating leases:

	June 30, 2007 Unaudited *RMB'000*	December 31, 2006 Audited *RMB'000*
Within one year	**19,228**	17,521
Over 1 year but within 5 years	**41,442**	46,530
Over 5 years	**217**	—
Total	**60,887**	64,051

15. SEGMENT REPORTING

The Group conducts its business within one business segment - the business of providing aviation information technology services and related services in the PRC. The Group's chief decision maker for operation is the Group's Chief Executive Officer (CEO). The information reviewed by the CEO is identical to the information presented in the consolidated financial statements. Hence, no segment information has been prepared by the Group for the period ended June 30, 2006 and June 30, 2007. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented in these financial statements.

16. Reclassification

Certain comparative figures have been reclassified to conform to the current period presentation.

BUSINESS REVIEW FOR THE FIRST HALF OF 2007

In the first half of 2007, the air transportation market in China enjoyed more popularity amid the industrial environment featuring further deepened international air transportation liberalization and participation of social capital into the air transportation industry encouraged by Civil Aviation Administration of China (CAAC). The major commercial airlines competed aggressively in the international market through alliance and cooperation while newly-established private-owned airlines devoted themselves into domestic market which competition has become increasingly fierce . With the extensive application of e-tickets and widely use of open platform technologies, relevant participants along the value chain of the aviation and travel distribution were spurred to explore new business models and reduce operating costs, thus shaping the whole industry. As the 2008 Beijing Olympic Games are approaching, the passengers are pressing for continuous services provided by the industry during their trips. In view of such opportunities and challenges, the Group, guided by its development strategy, took initiatives in various fields and secured breakthroughs with the Group's established strengths, so as to boost its operating results.

The PRC air transportation market saw continuous and rapid growth as boosted by the prosperity of the PRC economy, the deepening regional business cooperation, the increasing booming of the PRC business trips and leisure travel market, the expanding foreign trade and the vibrant international investment in the first half of 2007. As the dominant supplier of information technology services in the PRC aviation and travel industry, the Group captured development opportunities and its Electronic Travel Distribution (ETD) system processed approximately 95.4 million bookings on domestic and overseas commercial airlines in the first half of 2007, representing an increase of approximately 16.9% over the same period in 2006, among which, bookings on Chinese commercial airlines increased by approximately 16.8%, while that on foreign and regional commercial airlines increased by approximately 18.8%; the number of passengers processed in foreign and regional commercial airlines using the Company's Airport Passenger Processing (APP) system reached 1,230 thousand, an increase of approximately 11.5% over the same period in 2006. In the first half of 2007, in addition to 17 Chinese commercial airlines as the Company's customers using the ETD and APP systems and related services, the foreign and regional commercial airlines with direct links with Computer Reservation System (CRS) of the Company increased to 52 following the implementation of Participating Carrier Agreements with 18 additional foreign and regional commercial airlines including Lufthansa German Airlines, Air France and British Airways.

In the first half of 2007, focusing on the product lines like airline inventory control, distribution information technology solutions and air fare solution for commercial airlines, the Company continued to diversify and improve its aviation information technologies and related services to meet the needs of Chinese commercial airlines for informatization for the purpose of streamlining business workflows, joining aviation alliances, starting-up of hub development, strengthening overseas service capability and enhancing operational efficiency. In respect of streamlining business workflows, the Company fully realized the Interline Electronic Ticketing (IET) between Chinese commercial airlines in the first half of 2007 and has been working on the international IET between chinese commercial airlines and foreign or regional commercial airlines. In the first half of 2007, E-tickets sold by Chinese commercial airlines using the Company's electronic ticketing system amounted to approximately 68.5 million segments, and such amount in percentage to flight bookings reached 87.0% in June 2007. The Company's self-developed Common Use Self Service (CUSS) system which meets the IATA standard was also installed in Shanghai Hongqiao Airport and Chengdu Shuangliu Airport after the installation in Beijing Capital Airport and Kunming Airport in 2006, improving the level of services of Chinese commercial airlines. In the first half of 2007, the Company actively facilitated the technical preparatory work to Chinese commercial airlines in joining the airline alliances. Part of the technical preparatory work provided by the Company for Air China Limited and Shanghai Airlines Company Limited in joining Star Alliance passed the examination, and the technical preparatory work for China Southern Airlines Company Limited in joining SkyTeam is being carried out actively. In terms of the usage of the Company's APP system in overseas airports, the number of passengers handled by Chinese commercial airlines in 21 overseas or regional airports using the Company's APP system amounted to 2,883 thousand in the first half of 2007. The Group also continued to provide related services to Chinese commercial airlines, including technical and data support in workflows of decision-making, passenger services and cost control, to help them improve their operating efficiency.

With further restructuring of domestic airports and involvement of foreign capital, the requirements on informatization of domestic airports are changing from automated processing towards supporting long-term business development. Therefore, the Company also provides value-added services in relation to APP system to the airports after it established a leading position of its NewAPP front system at large and medium domestic airports. In the first half of 2007, the Company continued to promote data services system to Wuhan, Urumqi Airport and other airports. It rendered support for decision-making of the airports, and provided information technology integration services to operation departments such as airports' security, helping foster the progress of informatization construction at domestic airports.

Aiming to help travel agencies operate their businesses more expediently and flexibly, in the first half of 2007, the Group diversified and improved the product line of travel distribution service distributors, further unified various front-end products of travel distribution service, strengthened its interface function and improved its compatibility with other business system as well as establish a set of standard for integrated business supporting platform in line with the characteristics of travel agencies business. The Group further enriched the saleable contents of the system and improved the function of fare inquiry and computation.

In the first half of 2007, the travel products distribution business of the Company achieved further progress with 152.0 thousand hotels' room-nights distributed, representing an increase of 133.8% over the same period in 2006.

To lay a solid foundation to ensure safe, reliable and efficient operation of the information system for 2008 Olympic season, the Group further invested in infrastructure, purchased new mainframe system and properly implemented the reformation projects including the APP hot backup system in the first half of 2007, with a view to upgrading system capabilities to support business continuity. Through horizontal interaction, vertical coordination, and various drills, business guarantee processes have been further perfected, and response capability in emergency has been enhanced. Meanwhile, the Company took initiatives to advance the application of open technology such as AV OPEN, OPEN ET and adopted Optimization Algorithm, Memory Call technology to save operating resources. In the first half of 2007, the availability ratios of the Company's Inventory Control System (ICS), CRS and APP mainframe systems were approximately 99.9%, 99.9% and 99.9% respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary

For the first half of 2007, the Group achieved a profit before tax of RMB324.5 million, representing an increase of 4.6%, compared to the first half of 2006. Earnings before interest and tax, depreciation and amortization (EBITDA) amounted to RMB400.6 million, representing an increase of 0.9%, compared to the first half of 2006. Net profit attributable to equity holders of the Company was RMB305.5 million, representing an increase of 20.3%, compared to the first half of 2006. The increase in profit of the Group was mainly attributable to the refund of the income tax in current year.

The turnover and results of the Group were mainly derived from its operations in the PRC. The earnings per share of the Group was RMB0.17 for the first half of 2007.

Total revenue

The total revenue of the Group in the first half of 2007 amounted to RMB908.5 million, representing an increase of RMB96.7 million, or 11.9%, from that of RMB811.8 million in the first half of 2006. Such increase was mainly attributable to the growth in bookings handled by the Group's system. The increase in total revenue is reflected as follows:

- Aviation information technology ("AIT") service revenue represented 80.6% of the Group's total revenue in the first half of 2007, as compared to 83.0% in the first half of 2006. AIT service revenue increased by 8.6% to RMB731.9 million in the first half of 2007 from RMB673.8 million in the first half of 2006. The increase of revenue resulted primarily from the growth in the number of air travelers.

- Data network revenue and other revenue accounted for 19.4% of the Group's total revenue in the first half of 2007, as compared to 17.0% for the first half of 2006. Data network revenue and other revenue increased by 28.0% to RMB176.6 million in the first half of 2007 from RMB138.0 million for the first half of 2006. The increase was mainly attributable to a rise of incomes from businesses such as information technology integration services and hotel distribution services.

Net revenue

Net revenue increased by 11.9% to RMB877.9 million in the first half of 2007 from RMB784.3 million in the first half of 2006.

Operating expenses

Total operating expenses increased by RMB76.6 million, or 15.1% to RMB582.3 million in the first half of 2007 from RMB505.7 million in the first half of 2006. The increase in operating expenses is reflected as follows:

- Depreciation and amortisation expenses decreased by 4.9%, mainly due to the fact that a large-scale mainframe was fully depreciated in the end of 2006;

- Personnel expenses increased by 15.0%, primarily due to an increase in the number of employees and salaries in order to support the development of the Group's businesses;

- Technical support and maintenance fees increased by 32.2%, mainly due to an increase in the number of large-scale mainframe and network facilities of the Company resulting in an increase in technical maintenance fee;

- Commission and promotion expenses increased by 36.1%, mainly due to successful implementation of marketing plans and increase in related business; and

- Other operating expenses increased by 14.3%, mainly due to the increase of cost of equipments sold as a result of the business development in information technology integration of the Group.

Operating profit

As a result of the above changes in net revenue and operating expenses, the operating profit of the Group increased by RMB17.0 million, or 6.1%, to RMB295.6 million in the first half of 2007 from RMB278.6 million in the first half of 2006.

Enterprise income tax

The differences between the enterprise income tax paid by the Company at a tax rate of 15% for year 2006 and that at a preferential tax rate of 10% announced in 2007 amounting to RMB30,180,000 had already been refunded to the Company in June 2007.

Net profit attributable to equity holders of the Company

As a result of the above factors, the Group's net profit attributable to the equity holders of the Company increased by RMB51.6 million, or 20.3%, to RMB305.5 million in the first half of 2007 from RMB253.9 million in the first half of 2006.

Liquidity and capital structure

The Group's working capital for the first half of 2007 mainly came from operating activities. Net cash inflow for operating activities amounted to RMB429.4 million.

During the first half of 2007, the Group had no short-term or long-term bank loan. Nor did it use any financial instruments for hedging purposes.

As at June 30, 2007, cash and cash equivalents of the Group amounted to RMB1,608.9 million, of which 80.2%, 5.8% and 13.6% were denominated in Renminbi, US dollars and Hong Kong dollars respectively.

Long-term investment

As at June 30, 2007, the Group held RMB100 million of China treasury bonds with an interest rate of 3% per annum. The maturity date of the treasury bonds is December 18, 2008.

Charge on assets

As at June 30, 2007, the Group had no charges on its assets.

Capital expenditure

The capital expenditure of the Group totalled RMB84.2 million in the first half of 2007, representing an increase of RMB19.7 million, as compared to that of RMB64.5 million in the first half of 2006.

The capital expenditure of the Group in the first half of 2006 consisted principally of the purchase of hardware, software and equipment to implement the Group's business strategy.

The Board estimates that the Group's total expected capital expenditure for the year 2007 will amount to approximately RMB494.7 million, which is mainly for the development and gradual promotion of the new generation traveler service system.

The sources of funding for the capital expenditure commitments will include the internal cash flow generated from operating activities of the Company.

The Board estimates that the above sources of funding of the Group in 2007 will be sufficient for its capital expenditure commitments and daily operations.

Exchange risks

The Group is exposed to foreign exchange risks related to its accounts receivable that are denominated in foreign currencies and capital expenditures, of which a significant amount is related to the purchase of imported equipment that are denominated in US dollars. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

Gearing ratio

As at June 30, 2007, the gearing ratio of the Group was 13.6% (December 31, 2006: 10.3%), which was computed by dividing the total amount of liabilities by the total assets of the Group as at June 30, 2007.

Contingent liabilities

As at June 30, 2007, the Group had no material contingent liabilities.

Employees

As at June 30, 2007, the total number of employees of the Group was 2,473. Personnel expenses amounted to RMB132.4 million for the first half of 2007, representing 22.7% of the total operating expenses of the Group for the first half of 2007. The remuneration of the Group's employees (including Executive Directors and Staff Reprensentative Supervisors) includes salaries, bonuses, social security contribution and other welfare benefits. The Group has different rates of remuneration for different employees (including Executive Directors and Staff Representative Supervisors), according to their performance, experience, position and other factors in compliance with the relevant laws and regulations in the PRC.

Currently, none of the Non-executive Directors receive any remuneration. Nevertheless, any reasonable expenses incurred by the Non-executive Directors during their service period will be borne by the Company. Independent non-executive Directors do receive remuneration from the Company, which is determined by reference to the prevailing market price, and that any reasonable expenses incurred by the Independent Non-executive Directors during their service period will be borne by the Company.

In the first half of 2007, the Group continued to provide its employees with learning opportunities to acquire skills in relation to the aviation and travel industry, computer technologies and business management and provide training on the latest development in areas such as computer technologies, laws and economics.

LOOKING AHEAD FOR THE SECOND HALF OF 2007

In the second half of 2007, it is anticipated that China's aviation and travel industry will continue booming, paving an extensive market base for the Group's growth. However, the Group will put forward a series of challenges mixed with opportunities by the gradual implementation of industrial policies for deepening reform, further opening up and encouraging competition, as well as the broadened application of new technologies including open platform and internet which are fundamentally reshaping the existing business modes in the industry. As such, the Group will accelerate the construction of the new-generation aviation and travel system focusing on passengers by further improving the functions of system and its technological expertise. Efforts will also be devoted into improving the customer-oriented technologies and the product service system by integrating industrial development and identifying customers' needs. While securing its predominant position of its existing core business, the Group will actively develop new businesses including travel product distribution, e-commerce, data services and integration of information technology. Meanwhile, the Group will seek opportunities of merger and acquisition to optimize its business and asset portfolios for a leap in development. The Group will invest more in infrastructures, optimize allocation of resources and establish a sound emergency and backup system to ensure continuity of business. In addition, the Group will enhance corporate governance and introduce an equity incentive plan on a timely manner to unite the interests between shareholders and employees, so as to strengthen cohesion and executive ability force and improve its operating efficiency consistently.

INTERIM DIVIDEND

The Board recommends not to pay an interim dividend for the first half of 2007.

SHARE CAPITAL STRUCTURE

The issued share capital of the Company as at June 30, 2007 was 1,776,315,000 shares, with a par value of RMB1 each. As at June 30, 2007, the share capital structure of the Company was as follows:

Class of shares	Number of shares	Percentage to the total number of shares in issue (%)
Domestic Shares	1,154,607,000	65
H Shares	621,708,000	35
Total	1,776,315,000	100

SUBSTANTIAL SHAREHOLDERS

As at June 30, 2007, pursuant to the register required to be maintained under Section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the "Ordinance"), the following substantial shareholders held an interest of 5% or more in their respective class of share capital of the Company:

Name of shareholder	Class and number of shares *(Note 1)*	Capacity	Percentage of respective class of share capital	Percentage of total share capital *(Note 2)*
Oppenheimer Funds, Inc.	42,467,220 H shares of RMB1 each (L)	Investment Manager	9.65% *(Note 3)*	2.39%
Platinum Investment Management Limited (Formerly known as Platinum Asset Management Limited)	5,656,276 H shares of RMB1 each (L)	Investment Manager	1.82% *(Note 4)*	0.32%
	22,820,650 H shares of RMB1 each (L)	Trustee (other than a bare trustee)	7.34% *(Note 4)*	1.28%
Matthews International Capital Management, LLC	28,239,000 H shares of RMB1 each (L)	Investment Manager	9.08% *(Note 5)*	1.59%
J.P.Morgan Fleming Asset Management (Asia) Inc.	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14% *(Note 6)*	1.25%
J.P.Morgan Fleming Asset Management Holdings Inc.	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14% *(Note 6)*	1.25%
JF Asset Management Limited	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14% *(Note 6)*	1.25%
Templeton Asset Management Limited	43,306,000 H shares of RMB1 each (L)	Investment Manager	6.97%	2.44%

Name of shareholder	Class and number of shares *(Note 1)*	Capacity	Percentage of respective class of share capital	Percentage of total share capital *(Note 2)*
Plantinum International Fund	15,809,650 H shares of RMB1 each (L)	Beneficial owner	5.09% *(Note 7)*	0.89%
China TravelSky Holding Company	198,496,500 Domestic shares of RMB1 each (L) *(Note 8)*	Beneficial owner	34.38%	22.35%
China Southern Air Holding Company	116,460,500 Domestic shares of RMB1 each (L) *(Note 8)*	Beneficial owner	20.17%	13.11%
China Eastern Air Holding Company	109,414,500 Domestic shares of RMB1 each (L) *(Note 8)*	Beneficial owner	18.95%	12.32%
China National Aviation Holding Company	89,433,500 Domestic shares of RMB1 each (L) *(Note 8)*	Beneficial owner	15.49%	10.07%

Notes:

(1) (L) - Long position.

(2) Percentage of total share capital is based on 1,776,315,000 shares of the total issued share capital of the Company as at June 30, 2007.

(3) Such percentage is shown in the corporate substantial shareholder notice of OppenheimerFunds, Inc. filed on December 6, 2006. However, the number of H shares held by OppenheimerFunds, Inc. stated in such notice was 42,467,220, which, if correct, represents 13.66% of total H shares of the Company based on the total 310,854,000 issued H shares of the Company. As to the knowledge, the information collected and belief of the directors of the Company, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue.

(4) *Such percentage is shown in the corporate substantial shareholder notice of Platinum Investment Management Limited declared and filed on April 11, 2007 at the latest. As to the knowledge, the information collected and belief of the directors of the Company, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue.*

(5) *Such percentage is shown in the corporate substantial shareholder notice of Matthews International Capital Management declared and filed on August 5, 2005 at the latest. As to the knowledge, the information collected and belief of the directors of the Company, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue.*

(6) *Such percentage is shown in the corporate substantial shareholder notice of this shareholder declared and filed on April 1, 2003 at the latest. As to the knowledge, the information collected and belief of the directors of the Company, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue.*

(7) *Such percentage is shown in the corporate substantial shareholder notice of Plantinum International Fund declared and filed on April 11, 2007 at the latest. As to the knowledge, the information collected and belief of the directors of the Company, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue.*

(8) *To the knowledge of the directors of the Company, after the bonus issue (details of which were set out in the circular of the Company dated April 18, 2007, and which was approved at the annual general meeting and class meetings held on June 5, 2007), the number of the domestic shares of the Company held by substantial shareholders, the percentage of such domestic shares to the total domestic share capital and percentage to total share capital are as follows: (i) 396,993,000 domestic shares are held by China TravelSky Holding Company, representing 34.38% of the total domestic shares and 22.35% of the total share capital; (ii) 232,921,000 domestic shares are held by China Southern Air Holding Company, representing 20.17% of the total domestic shares and 13.11% of the total share capital; (iii) 218,829,000 domestic shares are held by China Eastern Air Holding Company, representing 18.95% of the total domestic shares and 12.32% of the total share capital; (iv) 178,867,000 domestic shares are held by China National Aviation Holding Company, representing 15.49% of the total domestic shares and 10.07% of the total share capital.*

Save as disclosed above, as at June 30, 2007, no other persons or companies held an interest or short positions of 5% or more of the issued share capital or in the respective class of shares of the Company pursuant to the register required to be maintained under Section 336 of the SFO.

INTERESTS AND SHORT POSITION OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVES IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ANY OTHER ASSOCIATED CORPORATIONS

As at June 30, 2007, the interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations held by the Directors, supervisors or chief executives of the Company that is required to be notified to the Company and the Stock Exchange required to be recorded and kept in the register in accordance with Section 352 of the Ordinance, or the interest or short position required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the "Listing Rules") are as follows:

Name of Director	Number and class of shares *(Note 1)*	Capacity of holder	Percentage to the corresponding share capital	Percentage to the total share capital *(Note 2)*
Chua Keng Kim	417,000 H shares (L) of RMB1 each	Interest of spouse	0.07%	0.02%

Notes:

1. *(L) — Long position*

2. *The percentage to the total share capital is calculated based on the total number of 1,776,315,000 shares in issue of the Company as at 30 June 2007.*

As set out above, as at June 30, 2007, none of the Directors, Supervisors or chief executives had any interest or short position in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Ordinance) that is required to be recorded in the register maintained in accordance with Section 352 of the Ordinance, or any interest or short position required to be notified to the Company and the Stock Exchange pursuant to the Model Code as set out in Appendix 10 to the Listing Rules. None of the Directors, supervisors or chief executives of the Company or their respective associates had been granted or had exercised any rights to subscribe the securities of the Company or any of its associated corporation (as defined in Part XV of the Ordinance) for the six months ended June 30, 2007.

TRUST DEPOSITS AND OVERDUE TIME DEPOSITS

As at June 30, 2007, the Group did not have any trust deposits or irrecoverable overdue time deposits. Cash held by the Group is deposited with commercial banks and in accordance with the relevant laws and regulations.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

In the first half of 2007, the Group did not purchase, sell or redeem any of the listed securities of the Company.

AUDIT COMMITTEE

The Audit Committee of the Company has discussed and reviewed with the Company's management the unaudited interim results of the Group for the six months ended June 30, 2007, and has also discussed among themselves matters including internal control and financial reporting.

CORPORATE GOVERNANCE

The Company is committed to establishing and maintaining high level of corporate governance, making the information disclosure to all the market participants and supervising authorities in a timely, accurate, complete, and reliable manner to enhance the transparency of the Company. The Company has adopted the code provisions as stipulated in "Code of Corporate Governance Practices"(the "Code") in Appendix 14 to the Listing Rules as the Company's code of corporate governance practices.

Save as deviations from the code provisions D.1.1 and D.1.2, the Company has fully complied with the Code in the first half of 2007. The Company has set out respective duties of the Board and the General Manager in its articles of association. However, it has not formulated specific guidelines in respect of other duties of the management and authority delegated to the management, which deviates from code provisions D.1.1 and D.1.2 of the Code. The Board is of the opinion that the Company's management, who is responsible for managing the Company's daily operation, is a management team led by the General Manager. The Company's current arrangement does not prejudice the interests of the Company. The Board is also considering to gradually set out explicitly the duties of the management through the improvement of the Company's internal control management system. Relevant details have been set out in the corporate governance report in the 2006 Annual Report of the Company.

As set out in the corporate governance report in the 2006 Annual Report of the Company, the Company also deviated from the Code provisions A.1.1 and C.2.1during 2006. In the first half of 2007, the Company proactively rectified the deviations, aiming to fully comply with the above 2 provisions in 2007. In the first half of 2007, the Board held a total of three Board meetings. At the meeting held in March 2007, the Board reviewed the Group's internal control system and its effectiveness, which covered all the important aspects of internal control, including financial, operation and compliance controls and risk management fuctions, and got an opinion that the Group's internal control system is basically effective and sufficient. For any imperfection found during the review, the Group will gradually improve it.

For the six months ended June 30, 2007, the Company has adopted, a code of conduct on terms no less exacting than the required standard set out in the Model Code. After making specific enquiries to all Directors, the Company confirms that all Directors have acted in full compliance with the requirements regarding directors' securities transactions set out in the provisions of the Model Code and the Company's code of conduct during the six months ended June 30, 2007.

By order of the Board
Zhu Yong
Chairman

August 24, 2007

BOARD OF DIRECTORS

Chairman	(appointed on January 9, 2007)
Zhu Yong	Executive Director (appointed on January 9, 2007)
Directors	
Zhu Xiaoxing	Executive Director (CEO) (appointed on January 9, 2007)
Ding Weiping	Executive Director (Secretary to the Board and the Company) (appointed on January 9, 2007)
Song Jinxiang	Executive Director (appointed on January 9, 2007)
Wang Quanhua	Vice Chairman, Non-executive Director (appointed on January 9, 2007)
Luo Chaogeng	Vice Chairman, Non-executive Director (appointed on June 5, 2007)
Gong Guokui	Vice Chairman, Non-executive Director (appointed on January 9, 2007)
Rong Gang	Non-executive Director (appointed on January 9, 2007)
Sun Yongtao	Non-executive Director (appointed on January 9, 2007)
Liu Dejun	Non-executive Director (appointed on January 9, 2007)
Xia Yi	Non-executive Director (appointed on January 9, 2007)
Song Jian	Non-executive Director (appointed on January 9, 2007)
Yuan Yaohui	Independent Non-executive Director (appointed on January 9, 2007)
Yick Wing Fat, Simon	Independent Non-executive Director (appointed on January 9, 2007)
Chua Keng Kim	Independent Non-executive Director (appointed on June 5, 2007)
Cao Jianxiong	Vice Chairman, Non-executive Director (appointed on January 9, 2007 and resigned on June 5 2007)
Chow Kwok Wah, James	Independent Non-executive Director (appointed on January 9, 2007 and resigned on June 5, 2007)

AUDIT COMMITTEE

Yick Wing Fat, Simon	Chief member (Chairman) (appointed on January 9, 2007)
Chua Keng Kim	Member (appointed on June 5, 2007)
Yuan Yaohui	Member (appointed on January 9, 2007)
Chow Kwok Wah, James	Member (appointed on January 9, 2007 and resigned on June 5, 2007)

STRATEGIC COMMITTEE

Luo Chaogeng	Chief member (Chairman) (appointed on 5 June, 2007)
Zhu Yong	Member (appointed on January 9, 2007)
Wang Quanhua	Member (appointed on January 9, 2007)
Gong Guokui	Member (appointed on January 9, 2007)
Rong Gang	Member (appointed on January 9, 2007)
Ding Weiping	Member (appointed on January 9, 2007)
Cao Jianxiong	Chief member (Chairman) (appointed on 9 January, 2007 and resigned on June 5, 2007)

REMUNERATION AND EVALUATION COMMITTEE

Yuan Yaohui	Chief Member (Chairman) (appointed on January 9, 2007)
Yick Wing Fat, Simon	Member (appointed on January 9, 2007)
Chua Keng Kim	Member (appointed on June 5, 2007)
Wang Quanhua	Member (appointed on January 9, 2007)
Sun Yongtao	Member (appointed on January 9, 2007)
Chow Kwok Wah, James	Member (appointed on January 9, 2007 and resigned on June 5, 2007)

SUPERVISORY COMMITTEE

Chairman	(appointed on January 9, 2007)
Li Xiaojun	Supervisor (appointed on January 9, 2007)
Vice Chairman	(appointed on January 9, 2007)
Du Hongying	Supervisor (appointed on January 9, 2007)

SUPERVISORS

Jing Gongbin	Supervisor (appointed on January 9, 2007)
Zhang Yakun	Supervisor (appointed on January 9, 2007)
Yu Yanbing	Supervisor (appointed on January 9, 2007)
Gao Jingping	Staff Representative Supervisor (appointed on January 9, 2007)
Wang Xiaomin	Staff Representative Supervisor (appointed on January 9, 2007)
Zhang Xin	Staff Representative Supervisor (appointed on January 9, 2007)
Rao Geping	Independent Supervisor (appointed on January 9, 2007)

COMPANY SECRETARY

Ding Weiping	Executive Director

COMPANY'S WEBSITES

Website of consolidated information of the Company

www.travelsky.net

Website established in accordance with Rule 2.07C(6)(a) of the Listing Rules

http://travelsky.wsfg.hk

AUDITORS

International Auditors:
PricewaterhouseCoopers
Certified Public Accountants, Hong Kong
22/F, Prince's Building, Central, Hong Kong

PRC Auditors:
PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co.
11/F, PricewaterhouseCoopers Centre
202 Hu Bin Road
Shanghai 200021
PRC

LEGAL ADVISERS TO THE COMPANY

as to Hong Kong law:
Chiu and Partners
41/F, Jardine House
1 Connaught Place
Central, Hong Kong

as to PRC law:
Jingtian & Gongcheng
15/F, The Union Plaza
20 Chaoyangmenwai Dajie
Beijing 100020, PRC

REGISTERED ADDRESS AND CONTACT DETAILS

TravelSky Technology Limited
18-20/F, South Wing, Park C
Raycom InfoTech Park
No. 2, Ke Xue Yuan South Road
Haidian District, Beijing 100080, PRC
Telephone: (8610) 8286 1610
Facsimile: (8610) 8286 1612

PLACE OF BUSINESS IN HONG KONG

Rooms 3005-3007, 30/F
Great Eagle Centre
23 Harbour Road
Wanchai
Hong Kong

PLACE OF LISTING

The Stock Exchange of Hong Kong Limited
Stock Code: 696

HONG KONG SHARE REGISTRAR AND TRANSFER OFFICE

Hong Kong Registrars Limited
Rooms 1712-1716, 17/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

DEPOSITARY OF SPONSORED LEVEL I AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Bank of New York
Shareholder
P.O. Box 11258
Church Street Station
New York, NY10286-1258, U.S.A.

Shareholders can obtain a copy of this interim report through the website of the Company at http://travelsky.wsfg.hk.

香港股份登記及過戶處

香港證券登記有限公司
香港灣仔
皇后大道東183號
合和中心17樓1712-1716室

第一級美國預託證券憑證計劃之存託銀行

The Bank of New York
Shareholder
P.O. Box 11258
Church Street Station
New York, NY10286-1258, U.S.A.

股東亦可通過本公司互聯網網址(http://travelsky.wsfg.hk)取得本中期報告副本。

法律顧問

香港法律：
趙不渝　馬國強律師事務所
香港中環康樂廣場一號
怡和大廈41樓

中國法律：
北京市競天公誠律師事務所
中國北京
朝陽門外大街20號
聯合大廈15樓
郵編100020

法定註冊地址和聯繫方式

中國民航信息網絡股份有限公司
中國北京海淀區
科學院南路2號
融科資訊中心 C座南樓18-20層
郵編100080
電話：(8610) 8286 1610
傳真：(8610) 8286 1612

香港營業地點

香港灣仔
港灣道23號
鷹君中心
30樓3005-3007室

上市地點

香港聯合交易所有限公司
股票代號：696

監事

敬公斌　　監事(於二零零七年一月九日獲委任)
張亞坤　　監事(於二零零七年一月九日獲委任)
喻興冰　　監事(於二零零七年一月九日獲委任)
高京屏　　職工代表監事(於二零零七年一月九日獲委任)
王小敏　　職工代表監事(於二零零七年一月九日獲委任)
張欣　　職工代表監事(於二零零七年一月九日獲委任)
饒戈平　　獨立監事(於二零零七年一月九日獲委任)

公司秘書

丁衛平　　執行董事

公司網址

公司綜合信息網址：

www.travelsky.net

根據《上市規則》第2.07C(6)(a)條設立的網站：

http://travelsky.wsfg.hk

核數師

國際核數師：

羅兵咸永道會計師事務所
執業會計師
香港中環
太子大廈22樓

中國審計師：

普華永道中天會計師事務所有限公司
中國上海
湖濱路202號普華永道中心11樓
郵編200021

審核委員會

易永發　主任委員(主席)(於二零零七年一月九日獲委任)
蔡敬金　委員(於二零零七年六月五日獲委任)
袁耀輝　委員(於二零零七年一月九日獲委任)
周國華　委員(於二零零七年一月九日獲委任，於二零零七年六月五日離任)

戰略委員會

羅朝庚　主任委員(主席)(於二零零七年六月五日獲委任)
朱永　委員(於二零零七年一月九日獲委任)
王全華　委員(於二零零七年一月九日獲委任)
宮國魁　委員(於二零零七年一月九日獲委任)
榮剛　委員(於二零零七年一月九日獲委任)
丁衛平　委員(於二零零七年一月九日獲委任)
曹建雄　主任委員(主席)(於二零零七年一月九日獲委任，於二零零七年六月五日離任)

薪酬與考核委員會

袁耀輝　主任委員(主席)(於二零零七年一月九日獲委任)
易永發　委員(於二零零七年一月九日獲委任)
蔡敬金　委員(於二零零七年六月五日獲委任)
王全華　委員(於二零零七年一月九日獲委任)
孫湧濤　委員(於二零零七年一月九日獲委任)
周國華　委員(於二零零七年一月九日獲委任，於二零零七年六月五日離任)

監事會

主席　(於二零零七年一月九日獲委任)
李曉軍　監事(於二零零七年一月九日獲委任)
副主席　(於二零零七年一月九日獲委任)
杜紅鷹　監事(於二零零七年一月九日獲委任)

董事會

董事長 (於二零零七年一月九日獲委任)

朱永 執行董事(於二零零七年一月九日獲委任)

董事

朱曉星	執行董事(總經理)(於二零零七年一月九日獲委任)
丁衛平	執行董事(董事會及公司秘書)(於二零零七年一月九日獲委任)
宋金箱	執行董事(於二零零七年一月九日獲委任)
王全華	副董事長、非執行董事(於二零零七年一月九日獲委任)
羅朝庚	副董事長、非執行董事(於二零零七年六月五日獲委任)
宮國魁	副董事長、非執行董事(於二零零七年一月九日獲委任)
榮剛	非執行董事(於二零零七年一月九日獲委任)
孫湧濤	非執行董事(於二零零七年一月九日獲委任)
劉德俊	非執行董事(於二零零七年一月九日獲委任)
夏毅	非執行董事(於二零零七年一月九日獲委任)
宋箭	非執行董事(於二零零七年一月九日獲委任)
袁耀輝	獨立非執行董事(於二零零七年一月九日獲委任)
易永發	獨立非執行董事(於二零零七年一月九日獲委任)
蔡敬金	獨立非執行董事(於二零零七年六月五日獲委任)
曹建雄	副董事長、非執行董事(於二零零七年一月九日獲委任,於二零零七年六月五日離任)
周國華	獨立非執行董事(於二零零七年一月九日獲委任,於二零零七年六月五日離任)

如本公司《二零零六年年報》的企業管治報告內所述，本公司於二零零六年度亦偏離了守則條文第A.1.1條及第C.2.1條，二零零七年上半年，本公司積極改善有關偏離情況，以期於二零零七年度內達到完全遵守上述兩項守則條文。本公司董事會於二零零七年上半年已召開3次會議；董事會亦於二零零七年三月召開的會議上就本集團的內部監控系統及其有效性進行了檢討，有關檢討已涵蓋所有重要的監控方面，包括財務、運作及合規監控及風險管理功能。董事會認為本集團內部監控系統基本有效及足夠，有關在復核過程中發現的不足，本集團將逐步進行完善。

截至二零零七年六月三十日止六個月期間，本公司一直採納一套不低於《標準守則》所規定的標準的行為守則。在向所有董事作出特定查問後，本公司確認全體董事於截至二零零七年六月三十日止六個月期間完全遵從《標準守則》及其行為守則規定有關董事的證券交易的標準。

承董事會命
朱永
董事長

二零零七年八月二十四日

委託存款及逾期定期存款

於二零零七年六月三十日，本集團概無任何委託存款或不可收回的逾期定期存款。本集團所有現金存款均存放於商業銀行，並符合適用的法律及法規。

購回、出售或贖回證券

二零零七年上半年，本集團並無購回、出售或贖回任何本公司的上市證券。

審核委員會

本公司審核委員會已與公司管理層一同討論並審閱了本集團截至二零零七年六月三十日止六個月的未經審計的中期業績，並就內部監控及財務申報等事宜進行了討論。

企業管治

本公司致力建立和維持高水平的企業管治，並向所有市場參加者和監管部門提供及時、準確、完整、可靠的訊息，努力提高公司的透明度。本公司已採納《上市規則》附錄十四《企業管治常規守則》中的守則條文(「守則條文」)，作為本公司的企業管治守則。

二零零七年上半年，除偏離了守則條文第D.1.1及D.1.2條外，本公司已完全遵守守則條文。本公司《章程》已列出董事會和總經理各自的職權，但本公司未有另外就其它轉授予管理層的職能及管理層的權力訂立具體的指引，並未完全遵守守則條文第D.1.1及D.1.2條。董事會認為本公司管理層是以總經理為領導核心的管理團隊，負責本公司的日常經營管理事務，本公司現時安排並無損害公司利益。董事會亦考慮在本公司的內部控制管理制度完善過程中，明確授予管理層的職權。有關詳情已載於本公司《二零零六年年報》的企業管治報告內。

董事、監事及最高行政人員擁有的本公司及任何其他相聯法團的股份、相關股份及債券證中的權益及淡倉

於二零零七年六月三十日，本公司各董事、監事和最高行政人員於本公司及其任何相聯法團(定義見《期貨條例》第XV部份所指的相聯法團)的股份、相關股份及債券證份中，根據《期貨條例》第352條須予備存的登記冊內的權益或淡倉，或根據香港聯合交易所有限公司證券上市規則(「《上市規則》」)附錄十所載的《上市發行人進行證券交易的標準守則》(「《標準守則》」)須知會本公司及聯交所的權益或淡倉如下：

董事姓名	股份數目及類別 *(附註1)*	持有身份	佔相應類別股本的比例	佔總股本的比例 *(附註2)*
蔡敬金	每股面值人民幣1元 417,000股H股(L)	配偶權益	0.07%	0.02%

附註：

1. *(L) — 好倉*

2. *佔總股本比例是以本公司與二零零七年六月三十日已發行總股份數為1,776,315,000股計算所得。*

除上文所述，於二零零七年六月三十日，概無任何董事、監事或最高行政人員於本公司或其相聯法團(定義見《期貨條例》第XV部所指的相聯法團)擁有需按《期貨條例》第352條規定備存的登記冊中所載的股份，相關股份及債券證中的權益或淡倉，或根據《上市規則》附錄十所載的《標準守則》須知會本公司及聯交所的任何權益或淡倉。截至二零零七年六月三十日止六個月期間，本公司概無任何董事、監事或最高行政人員或彼等的聯繫人士獲授予或行使任何認購本公司或其相聯法團(定義見《期貨條例》第XV部所指的相聯法團)的証券的權利。

(4) 此比例於Platinum Investment Management Limited在二零零七年四月十一日最後申報存檔的《法團大股東通知》上顯示。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。

(5) 此比例於Matthews International Capital Management, LLC在二零零五年八月五日最後申報存檔的《法團大股東通知》上顯示。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。

(6) 此比例於該股東在二零零三年四月一日最後申報存檔的《法團大股東通知》上顯示。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。

(7) 此比例於Plantinum International Fund在二零零七年四月十八日最後申報存檔的《法團大股東通知》上顯示。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。

(8) 據本公司董事理解，在派送紅股後（詳情已於本公司二零零七年四月十八日的通函列出，並在二零零七年六月五日的股東周年大會及類別股東會議獲通過），各持有本公司內資股的大股東所持有的內資股數目、所佔內資股本的比例及所佔總股本的比例應為：(i) 中國民航信息集團公司持有396,993,000股內資股，分別佔內資股本及總股本的34.38%和22.35%；(ii) 中國南方航空集團公司持有232,921,000股內資股，分別佔內資股本及總股本的20.17%和13.11%；(iii) 中國東方航空集團公司持有218,829,000股內資股，分別佔內資股本及總股本的18.95%和12.32%；及(iv) 中國航空集團公司持有178,867,000股內資股，分別佔內資股本及總股本的15.49%和10.07%。

除上文所述者外，於二零零七年六月三十日，根據需要按《期貨條例》第336條備存的登記冊所載錄，沒有任何人士或公司佔有本公司已發行股本及相關類別股份5%或以上的任何權益或淡倉。

股東名稱	股份數目及類別 *(附註1)*	持有身份	佔相應類別股本的比例	佔總股本的比例 *(附註2)*
Plantinum International Fund	每股面值人民幣1元的15,809,650股H股(L)	實益擁有人	5.09% *(附註7)*	0.89%
中國民航信息集團公司	每股面值人民幣1元的198,496,500股內資股(L) *(附註8)*	實益擁有人	34.38%	22.35%
中國南方航空集團公司	每股面值人民幣1元的116,460,500股內資股(L) *(附註8)*	實益擁有人	20.17%	13.11%
中國東方航空集團公司	每股面值人民幣1元的109,414,500股內資股(L) *(附註8)*	實益擁有人	18.95%	12.32%
中國航空集團公司	每股面值人民幣1元的89,433,500股內資股(L) *(附註8)*	實益擁有人	15.49%	10.07%

附註：

(1) *(L) — 好倉。*

(2) *佔總股本比例是以本公司於二零零七年六月三十日已發行總股份數為1,776,315,000股計算所得。*

(3) *此比例於Oppenheimer Funds, Inc.在二零零六年十二月六日存檔的《法團大股東通知》上顯示。然而，Oppenheimer Funds, Inc.所持有本公司H股的數目在該通知內顯示為42,467,220，如屬正確，以當時本公司已發行的H股總股份數310,854,000股計算，Oppenheimer Funds, Inc.所佔本公司H股的比例應為13.66%。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。*

主要股東

於二零零七年六月三十日，根據需要按《證券及期貨條例》(香港法例第571章)(「《期貨條例》」)第336條而備存的登記冊而持有本公司相應類別股本5%或以上的主要股東如下：

股東名稱	股份數目及類別 (附註1)	持有身份	佔相應類別股本的比例	佔總股本的比例 (附註2)
Oppenheimer Funds, Inc.	每股面值人民幣1元的42,467,220股H股(L)	投資經理	9.65% (附註3)	2.39%
Platinum Investment Management Limited (Formerly known as Platinum Asset Management Limited)	每股面值人民幣1元的5,656,276股H股(L)	投資經理	1.82% (附註4)	0.32%
	每股面值人民幣1元的22,820,650股H股(L)	受託人 (被動受託人除外)	7.34% (附註4)	1.28%
Matthews International Capital Management, LLC	每股面值人民幣1元的28,239,000股H股(L)	投資經理	9.08% (附註5)	1.59%
J.P.Morgan Fleming Asset Management (Asia) Inc	每股面值人民幣1元的22,199,000股H股(L)	投資經理	7.14% (附註6)	1.25%
J.P.Morgan Fleming Asset Management Holdings Inc.	每股面值人民幣1元的22,199,000股H股(L)	投資經理	7.14% (附註6)	1.25%
JF Asset Management Limited	每股面值人民幣1元的22,199,000股H股(L)	投資經理	7.14% (附註6)	1.25%
Templeton Asset Management Limited	每股面值人民幣1元的43,306,000股H股(L)	投資經理	6.97%	2.44%

二零零七年下半年展望

二零零七年下半年，預計中國航空旅遊業將繼續保持繁榮，從而為本集團的發展奠定廣闊的市場基礎。然而，伴隨著深化改革、擴大開放、促進競爭的產業政策的逐步落實，開放平台、互聯網等新技術的廣泛應用正在深刻地影響行業內既有的商務模式，本集團的發展也面臨著一系列的挑戰與機遇。為此，本集團將繼續提升系統功能和技術水平，加快建設以旅客為中心的新一代航空旅遊系統；將結合行業發展趨勢，把握客戶需求，改進面向客戶的技術和產品服務體系，在鞏固現有核心業務的主導地位的同時，積極發展旅遊產品分銷、電子商務、數據服務和信息技術集成等新業務；將積極尋求併購機會，優化業務與資產組合，促進本公司的跨越性發展；將加大基礎設施投入，優化資源配置，建立健全應急與備份機制，確保業務的連續性；將強化企業管治，適時引入股權激勵機制，實現股東利益及員工利益的統一，增強凝聚力和執行力，不斷提升本公司的運營效率。

中期股息

董事會建議本公司二零零七年上半年不派發中期股息。

股本結構

本公司之已發行股本，於二零零七年六月三十日為1,776,315,00股，每股面值人民幣1元。於二零零七年六月三十日，本公司股本結構如下：

股份類別	股份數	佔已發行股份總數的百分比 (%)
內資股	1,154,607,000	65
H股	621,708,000	35
合計	1,776,315,000	100

或有負債

於二零零七年六月三十日，本集團並無重大或有負債。

員工

於二零零七年六月三十日，本集團的員工總數為2,473名。二零零七年上半年的人工成本為人民幣132.4百萬元，佔本集團二零零七年上半年總營業成本的22.7%。本集團員工(包括執行董事及職工代表監事)的薪酬包括工資、獎金、社會保險及其他福利計劃。本集團在遵循中國有關法律及法規的情況下，視乎員工(包括執行董事及職工代表監事)的業績、資歷、職務等因素，對不同的員工執行不同的薪酬標準。

目前，並無任何非執行董事收取任何薪酬。然而，非執行董事於任期內產生的任何合理支出將由本公司承擔。獨立非執行董事按現行市價收取本公司薪酬，其於任期內產生任何合理支出將由本公司承擔。

二零零七年上半年，本集團繼續為員工提供有關航空旅遊和計算機信息技術專業、工商管理教育等學習機會和提供有關計算機信息技術、法律和經濟領域最新發展的培訓。

資本開支

本集團二零零七年上半年的總資本開支為人民幣84.2百萬元，較二零零六年上半年的人民幣64.5百萬元，增加了人民幣19.7百萬元。

本集團二零零七年上半年的資本開支主要包括根據本集團業務戰略購置所需的硬件、軟件及設備。

董事會預計本集團二零零七年全年所需的計劃總資本開支約為人民幣494.7百萬元，主要用於開發及逐步推行新一代旅客服務系統。

資本開支計劃的資金來源將包括本公司運營活動產生的內部現金流量。

董事會預計二零零七年本集團的資金來源完全能夠滿足資本開支計劃和日常運營等所需資金。

外匯風險

本集團承受有關應收賬款和資本開支的外匯風險，因部分應收賬款以外幣計價，同時較大金額的資本開支的進口設備會以美元購買，人民幣兑外幣的匯率波動對本集團的經營業績可能帶來影響。

資產負債比率

於二零零七年六月三十日，本集團之資產負債比率為13.6%（二零零六年十二月三十一日：10.3%），該比率是通過將本集團於二零零七年六月三十日的總負債除以總資產而得出。

企業所得稅

本公司按15%的稅率繳納的二零零六年度企業所得稅與二零零七年公告按10%優惠稅率繳納企業所得稅的差額已於二零零七年六月退還本公司。

公司權益持有人應佔利潤

由於上述因素，本集團公司權益持有人應佔利潤由二零零六年上半年的人民幣253.9百萬元增加至二零零七年上半年的人民幣305.5百萬元，增加了人民幣51.6百萬元或20.3%。

變現能力與資本結構

本集團二零零七年上半年的營運資金主要來自經營活動。來自經營活動現金流入淨額為人民幣429.4百萬元。

二零零七年上半年本集團沒有任何短期和長期銀行貸款，本集團也沒有使用任何用於對沖目的的金融工具。

於二零零七年六月三十日，本集團的現金及現金等價物為人民幣1,608.9百萬元，其中分別80.2%、5.8%及13.6%以人民幣、美元及港幣計價。

長期投資

於二零零七年六月三十日，本集團持有人民幣1億元的國債。該國債年利率為3%，到期日為二零零八年十二月十八日。

資產抵押

於二零零七年六月三十日，本集團並無任何資產抵押。

淨收入

淨收入由二零零六年上半年的人民幣784.3百萬元增加至二零零七年上半年的人民幣877.9百萬元，增加了11.9%。

營業成本

二零零七年上半年總營業成本為人民幣582.3百萬元，較二零零六年上半年的人民幣505.7百萬元，增加了人民幣76.6百萬元或15.1%。營業成本變動亦反映在以下各項中：

- 折舊及攤銷費用減少了4.9%，主要是本公司一台大型主機設備於二零零六年底提足折舊所致；
- 人工成本增加了15.0%，主要是由於為支持本集團業務發展而增加了員工數量和薪酬；
- 技術支持及維護費增加了32.2%，主要是由於本公司大型主機和網絡設備數量增加而使得技術維護費用的增加所致；
- 佣金及推廣費用增加了36.1%，主要是市場推廣計劃的成功實施及相關業務量的增加所致；及
- 其他營業成本增加了14.3%，主要是由於本集團信息技術集成業務的發展使得相應的設備銷售成本增加所致。

營業利潤

由於淨收入及營業成本的上述變化，本集團的營業利潤由二零零六年上半年的人民幣278.6百萬元增加至二零零七年上半年的人民幣295.6百萬元，增加了人民幣17.0百萬元或6.1%。

管理層對財務狀況和經營業績的討論及分析

概述

二零零七年上半年，本集團稅前利潤人民幣324.5百萬元，較二零零六年上半年增長了4.6%。折舊、攤銷、息稅前盈餘(EBITDA)人民幣400.6百萬元，較二零零六年上半年增加了0.9%。本公司權益持有人應得利潤人民幣305.5百萬元，較二零零六年上半年增加了20.3%。本集團盈利增加，主要是由於本年所得稅返還所致。

本集團的營業額及業績主要來自本集團在中國的營運。本集團二零零七年上半年每股盈利人民幣0.17元。

總收入

本集團二零零七年上半年總收入為人民幣908.5百萬元，較二零零六年上半年總收入人民幣811.8百萬元，增長了人民幣96.7百萬元或11.9%，總收入的增長主要是由於本集團業務量增長所致。總收入的增長反映在下列各項中：

- 航空信息技術服務收入佔本集團二零零七年上半年總收入的80.6%；二零零六年上半年為83.0%。航空信息技術服務收入由二零零六年上半年的人民幣673.8百萬元增加至二零零七年上半年的人民幣731.9百萬元，增加了8.6%。該項增加主要是由於航空旅客量增長所致。

- 數據網絡及其他收入佔本集團二零零七年上半年總收入的19.4%，二零零六年上半年為17.0%。數據網絡及其他收入由二零零六年上半年的人民幣138.0百萬元增加至二零零七年上半年的人民幣176.6百萬元，增加了28.0%。該項增加主要是信息技術集成服務業務及酒店分銷服務業務等收入增加所致。

為幫助旅遊分銷代理人、旅行社更加方便、靈活地經營業務，二零零七年上半年，本集團在繼續豐富和完善旅遊分銷產品線，進一步統一旅遊分銷各種前端產品，強化其接口功能，提高與其它業務系統的接駁能力，並力求建立一套符合旅遊分銷代理人業務特點的綜合業務支持平台標準的同時，進一步豐富系統可銷售的內容，完善運價查詢、計算功能。

二零零七年上半年，本公司的旅遊產品分銷業務也進一步得到了拓展，銷售的酒店房間量約152.0千間夜，較二零零六年同期增長了133.8%。

為夯實安全基礎，提高保障能力，特別是確保2008年奧運會期間信息系統的安全、可靠、高效運行，二零零七年上半年，本集團進一步加大基礎設施投入，購置新的主機系統，穩妥實施APP熱備份系統改造等項目，以提高系統支持業務延續的能力。進一步完善各類業務保障流程，橫向聯動，縱向協同，開展各層次演練，以增強應急反應能力。同時，積極推進OPEN AV、OPEN ET等開放技術應用，實施優化算法、內存調用等技術，節約運營資源。二零零七年上半年，本公司的航班控制系統(ICS)、CRS和APP主機系統的可利用率分別約為99.9%、99.9%、99.9%。

二零零七年上半年，本公司圍繞商營航空公司座位控制產品線、分銷業務解決方案產品線及運價產品線，進一步豐富和提升航空信息技術服務及其延伸服務，全面支持中國商營航空公司參與國際化競爭過程中從簡化商務流程、加入航空聯盟、開展樞紐運營、增強海外服務能力、提升運營效率等方面提出的信息化發展需求。在簡化商務流程方面，二零零七年上半年，本公司全部實現了中國商營航空公司之間的電子客票聯運，並正在支持與外國及地區商營航空公司之間的國際電子客票聯運業務。二零零七年上半年，中國商營航空公司通過本公司電子客票系統銷售的電子客票約68.5百萬航段，佔其航班訂座量的比例於二零零七年六月達到87.0%。本公司自主開發的符合IATA標準的通用自助值機系統(CUSS)繼二零零六年在北京首都、昆明等機場投產後，亦在上海虹橋、成都雙流等機場投產，改善了中國商營航空公司的服務水平。在加入航空聯盟方面，二零零七年上半年，本公司積極推進中國商營航空公司加入航空聯盟的技術支持準備工作，支持中國國際航空股份有限公司、上海航空股份有限公司加入星空聯盟的部分技術支持準備工作已通過審核，支持中國南方航空股份有限公司加入天合聯盟的技術支持準備工作正在積極實施。在海外機場使用本公司APP系統方面，二零零七年上半年，中國商營航空公司在21家國外或地區機場使用本公司APP系統處理的旅客量達到了2,883千人次。二零零七年上半年，本集團亦繼續為中國商營航空公司提供延伸服務，為其在決策支持、旅客服務、成本控制等方面的業務流程提供技術和數據支持，以幫助其提升運營效率。

隨著國內機場的進一步重組和海外資本的參與，國內機場對信息化的需求正在從自動化處理向支持其長期業務發展方面轉變。對此，本公司在確立了新一代APP前端系統在國內大中型機場的主導地位之後，亦圍繞APP系統為機場提供增值服務。二零零七年上半年，在武漢、烏魯木齊等機場繼續推廣機場數據服務系統，為機場決策提供支持的同時，亦為機場安保等運營部門提供信息技術集成服務，協助推動國內機場的信息化建設進程。

二零零七年上半年業務回顧

二零零七年上半年，在國際航空運輸自由化更加深入和民航總局鼓勵社會資本進入民航運輸業的產業環境中，中國航空運輸市場日益大眾化，骨幹商營航空公司通過聯盟合作，合縱連橫，積極參與國際市場競爭；新成立的民營航空公司則紛紛加入日趨激烈的國內市場競爭。電子客票的大規模應用和開放技術的廣泛使用，促使航空旅遊分銷價值鏈各環節的參與者積極探索新的商業模式，降低運營成本，推動著行業的變革。隨著2008年北京奧運會的臨近，旅客出行對行業業務延續性的要求更加迫切。面對機遇與挑戰，本集團以發展戰略為導向，積極推進各項工作，立足優勢，穩步突破，以提升本集團的運營業績。

二零零七年上半年，中國經濟發展持續向好，區域經濟合作不斷深化，商務旅行和休閒旅遊市場日趨繁榮，國際貿易繼續擴大以及跨國投資依然活躍，都推動著中國航空運輸市場的持續快速增長。作為中國航空旅遊業信息技術服務的主導供應商，二零零七年上半年，本集團抢抓發展機遇，電子旅遊分銷(ETD)系統處理的國內外商營航空公司的航班訂座量約95.4百萬人次，較二零零六年同期增長了約16.9%；其中處理中國商營航空公司的航班訂座量增長了約16.8%，處理外國及地區商營航空公司的航班訂座量增長了約18.8%；本公司機場旅客處理(APP)系統處理的外國及地區商營航空公司的旅客量約1,230千人次，較二零零六年同期增長了約11.5%。二零零七年上半年，除了17家中國商營航空公司使用本公司的ETD、APP系統及其延伸服務，是本公司的系統用戶外，隨著漢莎、法航、英航等18家外國及地區商營航空公司PCA協議的實施，與本公司計算機分銷系統(CRS)實現直聯的外國及地區商營航空公司則增至52家。

15. **分部報表**

本集團僅於一個行業內經營業務－在中國提供航空信息技術及相關服務等。本集團營運的最高決策人為本集團的總經理。總經理審閱的數據與合併財務報表所載數據一致。本集團截至二零零七年及二零零六年六月三十日止期間並無編製任何分部報表。同時，由於本集團的收入主要來自中國，其資產亦位於中國，本集團僅於一個地域內經營業務。因此，本報表並無呈列任何地域分部數據。

16. **重分類**

比較期間會計報表之部分項目已按本期會計報表之披露方式進行了重分類。

14. 承諾事項

(a) 資本性支出承諾

於結算日，本集團有以下資本性支出承諾：

	二零零七年六月三十日未審計人民幣千元	二零零六年十二月三十一日已審計人民幣千元
已授權且訂約－計算機系統	**245,040**	7,923
已授權但未訂約－計算機系統	**250,000**	494,680
合計	**495,040**	502,603

上文所述的資本性支出承諾主要與購買及安裝新一代旅客服務系統相關。

於二零零七年六月三十日上述已訂約的資本性支出承諾中有約人民幣193,681,000元以美元計價。

(b) 經營租賃承諾

於結算日，本集團有以下經營租賃承諾：

	二零零七年六月三十日未審計人民幣千元	二零零六年十二月三十一日已審計人民幣千元
一年內	**19,228**	17,521
一年至五年	**41,442**	46,530
五年以上	**217**	—
合計	**60,887**	64,051

13. 經營活動提供之現金

	未審計 截至六月三十日止六個月 二零零七年 人民幣千元	 二零零六年 人民幣千元
税前利潤	**324,521**	310,132
就下列各項調整：		
折舊及攤銷	**109,821**	115,461
出售物業、廠房及設備虧損	**3,797**	57
利息收入	**(33,766)**	(28,426)
應佔聯營公司收益	**(8,046)**	(6,307)
匯兑損失及外幣報表折算差額變動	**8,457**	3,252
營運資金改變前之經營利潤	**404,784**	394,169
流動資產增加：		
應收賬款	**(8,067)**	(2,937)
存貨	**(1,626)**	(622)
預付款項及其他流動資產	**(4,190)**	(5,952)
應收聯營及關聯方款	**(32,577)**	(44,409)
流動負債增加／(減少)：		
應付賬款及預提費用	**85,810**	54,394
遞延收益	**2,148**	928
應付關聯方款	**(222)**	967
應交税金	**(1,919)**	3,518
經營活動提供之現金	**444,141**	400,056

11. 應收關聯方款，淨值

與關聯公司的往來餘額為與貿易相關、無抵押、免息及一般須於六個月內償還。

應收關聯方款的帳齡分析如下：

	二零零七年六月三十日 未審計 人民幣千元	二零零六年十二月三十一日 已審計 人民幣千元
六個月以內	**325,205**	289,133
六個月至一年	**3,492**	10,889
一年至二年	**4,068**	7,685
二年至三年	**7,734**	5,148
三年以上	**2,577**	1,880
應收關聯方款合計	**343,076**	314,735
減值撥備	**(14,665)**	(14,665)
應收關聯方款，淨值	**328,411**	300,070

12. 應付帳款及預提費用

應付帳款帳齡分析如下：

	二零零七年六月三十日 未審計 人民幣千元	二零零六年十二月三十一日 已審計 人民幣千元
六個月以內	**24,563**	25,238
六個月至一年	**12,867**	8,773
一年至二年	**24,227**	55,809
二年至三年	**2,097**	754
三年以上	**18,443**	19,568
應付帳款合計	**82,197**	110,142
預提費用	**310,029**	224,776
應付帳款及預提費用合計	**392,226**	334,918

10. 應收帳款，淨值

應收帳款的收款期限一般為提供服務後六個月。

應收帳款的帳齡分析如下：

	二零零七年 六月三十日 未審計 人民幣千元	二零零六年 十二月三十一日 已審計 人民幣千元
六個月以內	**71,468**	73,294
六個月至一年	**13,680**	4,859
一年至二年	**2,601**	2,083
二年至三年	**6,208**	6,598
三年以上	**2,070**	1,126
應收帳款合計	**96,027**	87,960
減值撥備	**(3,078)**	(3,078)
應收帳款，淨值	**92,949**	84,882

7. 儲備

本公司已按二零零六年淨利潤的20%(人民幣99,006,000元)提取了任意盈餘公積金。

8. 股利分配及其他分配

在二零零七年六月五日的本公司股東年會上通過了派發二零零六年末期股息每股人民幣0.22元,合共人民幣195,394,650元。該等股息已計入截至二零零七年六月三十日止六個月期間股東權益,並列作留存收益的分配。

在二零零七年六月五日的本公司股東年會及類別股東會議上,通過了以儲備人民幣888,157,500元,按每股面值人民幣1元,共計888,157,500股,以每1現有股份派送1股的方式派送紅股予本公司股東(「派送紅股」),同時轉增本公司實收資本,普通股股數由888,157,500股增加到1,776,315,000股,該等新股在各方面與原有股份享有同等權益。

9. 物業、廠房及設備

截至二零零七年六月三十日止六個月期間,本集團新購物業,廠房及設備價值約為人民幣84,123,000元。

5. 稅項

本公司於二零零零年十月在中關村海淀科技園區註冊成立為新技術企業，並已經得到了海淀區國家稅務局的批准，從二零零六年一月一日起按照15%的稅率繳納企業所得稅(「企業所得稅」)。

根據相關部門於二零零七年一月九日聯合發出有關國家規劃佈局內二零零六年度重點軟件企業名單的通知，本公司獲確認為國家規劃佈局內二零零六年度「重點軟件企業」之一。根據相關規定，本公司當年享有10%的優惠稅率。

本公司已按15%的稅率繳納截至二零零六年十二月三十一日止財政年度的企業所得稅。根據相關規定，按15%的稅率徵收的企業所得稅超過10%優惠稅率的企業所得稅款人民幣30,180,000元已於二零零七年六月退還本公司，該等退稅已確認在截至二零零七年六月三十日止六個月的綜合財務報表中作為扣減當期所得稅費用。

本公司的附屬公司享有介乎15%至33%不同程度的優惠稅率。此外，該等附屬公司於開業數年內有權享有若干稅項減免。

6. 每股盈利

由於派送紅股(附註8)的影響，於二零零六年比較期間關乎計算每股盈利的普通股數目已對本次增加之普通股進行了追溯調整。

截至二零零七年及二零零六年六月三十日止兩個期間的每股盈利是通過將本公司權益持有人應佔盈利人民幣305,527,000元及人民幣253,866,000元除以已發行在外的加權平均普通股股數1,776,315,000股計算得出。

截至二零零七年及二零零六年六月三十日止兩個期間並無已發行可能具有潛在攤薄效應的普通股。

4. 除稅前利潤

除稅前利潤已扣除及計入下列各項：

	未審計 截至六月三十日止六個月 二零零七年 *人民幣千元*	 二零零六年 *人民幣千元*
已扣除：		
折舊	**103,428**	109,653
無形資產攤銷	**4,067**	4,616
經營性租入固定資產改良攤銷	**2,326**	1,192
出售物業、廠房及設備的虧損	**3,797**	57
經營租賃支出	**31,732**	31,464
設備銷售成本	**18,238**	4,970
定額退休金計劃的供款	**9,702**	7,620
核數師酬金	**912**	1,125
匯兌損失	**9,222**	3,475
住房公積金供款	**5,118**	7,148
研究與開發費用	**118,615**	93,883
已計入：		
利息收入	**(33,766)**	(28,426)

未經審計的簡明綜合財務報表附註

(除另有説明外，所有金額以人民幣元為單位)

1. 一般資料

中國民航信息網絡股份有限公司(以下簡稱「本公司」)於二零零零年十月十八日在中華人民共和國(「中國」)註冊成立，在中國提供航空信息技術服務及相關服務。

本公司於二零零一年二月七日在香港聯合交易所有限公司(「聯交所」)上市。註冊地址為中國北京海淀區科學院南路2號融科資訊中心C座南樓18-20層。

2. 主要會計政策及編製基礎

本未經審計的簡明綜合財務報表是在歷史成本原則下根據國際會計準則第三十四號「中期財務報告」編制，並已經本公司審核委員會審閱。編制該簡明綜合財務報表的會計政策與截至二零零六年十二月三十一日止年度財務報表所採用的一致。

3. 收入

收入主要包括本集團因就提供其航空信息技術服務及相關服務等業務而收取的費用。此等收費大部分來自本公司股東。

簡明綜合現金流量表

(金額單位：人民幣千元)

		未審計	
		截至六月三十日止六個月	
	附註	**二零零七年**	二零零六年
經營活動之現金流量			
經營活動提供之現金	13	**444,141**	400,056
企業所得稅返還		**30,180**	—
企業所得稅支出		**(44,957)**	(54,422)
經營活動提供之現金流量淨額		**429,364**	345,634
投資活動之現金流量			
購買物業、廠房、設備及無形資產		**(159,158)**	(70,106)
短期銀行存款減少		**154,900**	165,398
利息收入		**31,551**	36,488
自聯營公司之股息收入		**460**	—
出售物業、廠房及設備所得款項		**492**	96
投資聯營公司所支付的現金		**(1,500)**	(5,000)
投資活動提供之現金流量淨額		**26,745**	126,876
融資活動之現金流量			
支付股息		**(71,107)**	(132,513)
融資活動使用之現金流量淨額		**(71,107)**	(132,513)
匯率變動對現金及現金等價物的影響額		**(9,222)**	(3,475)
現金及現金等價物增加淨額		**375,780**	336,522
現金及現金等價物，期初餘額		**1,233,166**	856,811
現金及現金等價物，期末餘額		**1,608,946**	1,193,333

後附財務報表附註為本簡明綜合財務報表的組成部分。

簡明綜合權益變動表

(金額單位：人民幣千元)

	未審計				
	本公司權益持有人應佔			少數	
	實收資本	儲備	留存收益	股東權益	合計
二零零六年一月一日餘額	888,158	1,911,454	788,580	61,296	3,649,488
本期間利潤	—	—	253,866	8,048	261,914
分派二零零五年股利	—	—	(204,276)	—	(204,276)
附屬公司分派股利予少數股東	—	—	—	(1,716)	(1,716)
外幣報表折算差異	—	(223)	—	—	(223)
轉入儲備	—	103,027	(103,027)	—	—
二零零六年六月三十日餘額	888,158	2,014,258	735,143	67,628	3,705,187

	未審計				
	本公司權益持有人應佔			少數	
	實收資本	儲備	留存收益	股東權益	合計
二零零七年一月一日餘額	888,158	2,066,112	944,532	72,523	3,971,325
本期間利潤	—	—	305,527	9,112	314,639
分派二零零六年股利	—	—	(195,395)	—	(195,395)
附屬公司分派股利予少數股東	—	—	—	(2,646)	(2,646)
外幣報表折算差異	—	(765)	—	—	(765)
派送紅股	888,157	(888,157)	—	—	—
轉入儲備	—	99,006	(99,006)	—	—
二零零七年六月三十日餘額	1,776,315	1,276,196	955,658	78,989	4,087,158

後附財務報表附註為本簡明綜合財務報表的組成部分。

簡明綜合損益表

(除每股數據外,所有金額均以人民幣千元為單位)

	附註	未審計 截至六月三十日止六個月 二零零七年	二零零六年
收入			
航空信息技術服務		**731,881**	673,783
數據網絡及其他		**176,585**	137,999
總收入	3	**908,466**	811,782
營業税金及附加		**(30,597)**	(27,457)
淨收入		**877,869**	784,325
營業成本			
折舊及攤銷		**(109,821)**	(115,461)
網絡使用費		**(41,462)**	(34,854)
人工成本		**(132,403)**	(115,167)
經營租賃支出		**(31,732)**	(31,464)
技術支持及維護費		**(64,232)**	(48,590)
佣金及推廣費用		**(121,679)**	(89,382)
其他營業成本		**(80,944)**	(70,831)
總營業成本		**(582,273)**	(505,749)
營業利潤		**295,596**	278,576
財務收入,淨額		**24,544**	24,950
應佔聯營公司收益		**8,046**	6,307
其他(支出)/收入淨額		**(3,665)**	299
税前利潤	4	**324,521**	310,132
所得税	5	**(9,882)**	(48,218)
除税後利潤		**314,639**	261,914
應佔:			
本公司權益持有人		**305,527**	253,866
少數股東權益		**9,112**	8,048
		314,639	261,914
本公司權益持有人應佔盈利的每股盈利			
基本及攤薄(人民幣元)	6	**0.17**	0.14

後附財務報表附註為本簡明綜合財務報表的組成部分。

簡明綜合資產負債表(續)

(金額單位:人民幣千元)

	附註	二零零七年 六月三十日 未審計	二零零六年 十二月三十一日 已審計
權益			
本公司權益持有人應佔資本及儲備			
實收資本	8	**1,776,315**	888,158
儲備	7,8	**1,276,196**	2,066,112
留存收益			
一建議期末現金股息	8	**—**	195,395
一其他		**955,658**	749,137
		4,008,169	3,898,802
少數股東權益		**78,989**	72,523
權益合計		**4,087,158**	3,971,325
負債			
非流動負債			
遞延所得税負債		**108**	—
流動負債			
應付賬款及預提費用	12	**392,226**	334,918
應付關聯方款		**212,154**	85,442
應交税金		**34,074**	31,887
遞延收益		**4,594**	2,446
		643,048	454,693
負債合計		**643,156**	454,693
權益及負債合計		**4,730,314**	4,426,018
淨流動資產		**3,238,274**	3,114,864
總資產減流動負債		**4,087,266**	3,971,325

後附財務報表附註為本簡明綜合財務報表的組成部分。

中國民航信息網絡股份有限公司(「本公司」)之董事會(「董事會」)謹此公佈本公司及其附屬公司(「本集團」)截至二零零七年六月三十日止六個月期間的根據國際會計準則第三十四號「中期財務報告」編製的未經審計之中期業績報告。

簡明綜合資產負債表

(金額單位：人民幣千元)

	附註	**二零零七年六月三十日 未審計**	二零零六年十二月三十一日 已審計
資產			
非流動資產			
物業、廠房及設備，淨值	9	**635,371**	661,149
無形資產，淨值		**10,115**	9,969
於聯營公司的投資		**77,429**	68,343
遞延所得稅資產		**9,109**	—
其他長期投資		**100,000**	100,000
其他長期資產		**16,968**	17,000
		848,992	856,461
流動資產			
存貨		**6,124**	4,498
應收賬款，淨值	10	**92,949**	84,882
應收聯營公司		**4,509**	273
應收關聯方款，淨值	11	**328,411**	300,070
預付款項及其他流動資產		**110,679**	62,064
短期銀行存款		**1,729,704**	1,884,604
現金及現金等價物		**1,608,946**	1,233,166
		3,881,322	3,569,557
資產總值		**4,730,314**	4,426,018

後附財務報表附註為本簡明綜合財務報表的組成部分。

Designed and produced by: **Wonderful Sky Financial Group** Tel.: **2851 1038**

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)
(股份代號：0696)



2007 中期業績報告

Stock Name: TRAVELSKY TECH Stock Code: 00696

Release Time	Document
17/06/2008 12:36	Announcements and Notices - [Other] CLARIFICATION ANNOUNCEMENT
15/06/2008 18:46	Announcements and Notices - [Notice of EGM/SGM / Closure of Books or Change of Book Closure Period] NOTICE OF EXTRAORDINARY GENERAL MEETING
15/06/2008 18:31	Circulars - [Connected Transaction / Continuing Connected Transaction / Amendment of Constitutional Documents / Major...More] MAJOR AND CONNECTED TRANSACTION AND CONTINUING CONNECTED TRANSACTIONS AND SPECIAL MANDATE TO ISSUE SHARES AND AMENDMENTS TO ARTICLES OF ASSOCIATION AND NOTICE OF EGM
26/05/2008 16:48	Announcements and Notices - [Major Transaction / Connected Transaction / Continuing Connected...More] MAJOR AND CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS AND SPECIAL MANDATE TO ISSUE SHARES AND AMENDMENTS TO ARTICLES OF ASSOCIATION AND RESUMPTION OF TRADING
26/05/2008 09:42	Announcements and Notices - [Resumption] EXCHANGE NOTICE - RESUMPTION OF TRADING
25/05/2008 19:32	Announcements and Notices - [Major Transaction / Connected...More] MAJOR AND CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS AND SPECIAL MANDATE TO ISSUE SHARES AND AMENDMENTS TO ARTICLES OF ASSOCIATION AND RESUMPTION OF TRADING
20/05/2008 12:57	Announcements and Notices - [Results of AGM / Dividend or Distribution / Change in Directors or of Important Executive...More] RESOLUTIONS PASSED AT THE 2007 ANNUAL GENERAL MEETING, THE APPOINTMENT OF CHAIRMAN AND PAYMENT OF 2007 FINAL DIVIDENDS
05/05/2008 12:55	Announcements and Notices - [Suspension] SUSPENSION OF TRADING
05/05/2008 10:00	Announcements and Notices - [Suspension] EXCHANGE NOTICE - SUSPENSION OF TRADING
23/04/2008 16:34	Announcements and Notices - [Notice of AGM] SUPPLEMENTARY NOTICE OF THE ANNUAL GENERAL MEETING

03/04/2008 18:53	Announcements and Notices - [Dividend or Distribution / Closure of Books or Change of Book Closure Period] SUPPLEMENTAL ANNOUNCEMENT - NOTICE OF AGM AND BOOK CLOSE PERIOD
02/04/2008 17:07	Announcements and Notices - [Notice of AGM / Closure of Books or Change of Book Closure Period] NOTICE OF ANNUAL GENERAL MEETING
02/04/2008 16:58	Financial Statements - [Annual Report] Annual Report 2007
31/03/2008 13:58	Announcements and Notices - [Change in Directors or of Important Executive Functions or Responsibilities] SUPPLEMENTAL ANNOUNCEMENT - REDESIGNATION OF DIRECTOR
28/03/2008 21:00	Announcements and Notices - [Dividend or Distribution / Closure of Books or Change of Book Closure Period] SUPPLEMENTAL ANNOUNCEMENT - BOOK CLOSE PERIOD
28/03/2008 13:34	Announcements and Notices - [Final Results / Dividend or Distribution] ANNOUNCEMENT OF ANNUAL RESULTS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2007
28/03/2008 13:29	Announcements and Notices - [Change in Directors or of Important Executive Functions or Responsibilities] ANNOUNCEMENT IN RESPECT OF (1) THE RESIGNATION AND APPOINTMENT OF THE CHAIRMAN; AND (2) THE PROPOSED RESIGNATION AND PROPOSED APPOINTMENT OF DIRECTOR
14/03/2008 18:35	Announcements and Notices - [Date of Board Meeting] DATE OF BOARD MEETING
13/03/2008 16:35	Announcements and Notices - [Price-Sensitive Information] ANNOUNCEMENT
25/01/2008 16:16	Announcements and Notices - [Results of EGM/SGM / Results of Voting by Poll] VOTING RESULTS OF RESOLUTIONS PROPOSED AT EXTRAORDINARY GENERAL MEETING
09/12/2007 18:32	Circulars - [Continuing Connected Transaction] RENEWAL OF THE SHANDONG AIRLINE SERVICES AGREEMENT AND THE SICHUAN AIRLINE SERVICES AGREEMENT AND NOTICE OF EGM (363KB, PDF)
09/12/2007 18:28	Announcements and Notices - [Notice of EGM/SGM / Closure of Books or Change of Book Closure Period] NOTICE OF EXTRAORDINARY GENERAL MEETING (77KB, PDF)

23/11/2007 16:16	Announcements and Notices - [Results of EGM/SGM] VOTING RESULTS OF RESOLUTIONS PROPOSED AT EXTRAORDINARY GENERAL MEETING
19/11/2007 21:23	Announcements and Notices - [Continuing Connected Transaction] CONTINUING CONNECTED TRANSACTIONS: RENEWAL OF THE SHANDONG AIRLINE SERVICES AGREEMENT AND THE SICHUAN AIRLINE SERVICES AGREEMENT
16/10/2007 21:29	Announcements and Notices - [Connected Transaction] CONNECTED TRANSACTION
16/10/2007 16:16	Announcements and Notices - [Connected Transaction] Clarification Announcement
14/10/2007 18:05	Announcements and Notices - [Connected Transaction] CONNECTED TRANSACTION: JOINT VENTURE AGREEMENT
09/10/2007 18:00	Announcements and Notices - [Notice of EGM/SGM / Closure of Books or Change of Book Closure Period] NOTICE OF EXTRAORDINARY GENERAL MEETING
09/10/2007 17:47	Circulars - [Continuing Connected Transaction] CONTINUING CONNECTED TRANSACTIONS AND NOTICE OF EGM
19/09/2007 17:34	Announcements and Notices - [Continuing Connected Transaction] CONTINUING CONNECTED TRANSACTIONS
24/08/2007 13:22	Announcements and Notices - [Interim Results] ANNOUNCEMENT OF RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2007
13/08/2007 16:40	Announcements and Notices - [Date of Board Meeting] DATE OF BOARD MEETING

TravelSky

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

DATE OF BOARD MEETING

This announcement is made pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors ("Board") of TravelSky Technology Limited ("Company") announces that a meeting of the Board will be held on August 24, 2007 (Friday), for, *inter alia,* considering and approving the unaudited consolidated financial statements of the Company and its subsidiaries for the six months ended June 30, 2007 and for considering the payment of an interim dividend, if any.

By order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, the PRC, August 13, 2007

As at the date of this announcement, the Board comprises:

Chairman:	Mr Zhu Yong;
Executive directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive directors:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent non-executive directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

ANNOUNCEMENT OF RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2007

The Board of Directors (the "Board") of TravelSky Technology Limited (the "Company") hereby presents the unaudited interim results of the Company and its subsidiaries (the "Group") for the six months ended June 30, 2007, prepared in accordance with International Accounting Standard 34 "Interim financial reporting".

CONDENSED CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

		As at	
		June 30, 2007	December 31, 2006
	Note	***Unaudited***	*Audited*
ASSETS			
Non-current assets			
Property, plant and equipment, net	7	**635,371**	661,149
Intangible assets, net		**10,115**	9,969
Investments in associated companies		**77,429**	68,343
Deferred income tax assets		**9,109**	—
Other long-term investment		**100,000**	100,000
Other long-term assets		**16,968**	17,000
		848,992	856,461

Current assets			
Inventories		**6,124**	4,498
Accounts receivable, net	8	**92,949**	84,882
Due from associated companies		**4,509**	273
Due from related parties, net		**328,411**	300,070
Prepayments and other current assets		**110,679**	62,064
Short-term bank deposits		**1,729,704**	1,884,604
Cash and cash equivalents		**1,608,946**	1,233,166
		3,881,322	3,569,557
Total assets		**4,730,314**	4,426,018
EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid in capital	6	**1,776,315**	888,158
Reserves	5, 6	**1,276,196**	2,066,112
Retained earnings			
— Proposed final cash dividend	6	**—**	195,395
— Others		**955,658**	749,137
		4,008,169	3,898,802
Minority interest		**78,989**	72,523
Total equity		**4,087,158**	3,971,325

Non-current liabilities			
Deferred income tax liabilities		**108**	—
Current liabilities			
Accounts payable and accrued liabilities	9	**392,226**	334,918
Due to related parties		**212,154**	85,442
Taxes payable		**34,074**	31,887
Deferred revenue		**4,594**	2,446
		643,048	454,693
Total liabilities		**643,156**	454,693
Total equity and liabilities		**4,730,314**	4,426,018
Net current assets		**3,238,274**	3,114,864
Total assets less current liabilities		**4,087,266**	3,971,325

CONDENSED CONSOLIDATED INCOME STATEMENT

(Amounts expressed in thousands of Renminbi, except per share data)

		Unaudited	
		Six months ended June 30	
	Note	**2007**	2006
Revenues			
Aviation information technology services		**731,881**	673,783
Data network and others		**176,585**	137,999
Total revenues	2	**908,466**	811,782
Business taxes and other surcharges		**(30,597)**	(27,457)
Net revenues		**877,869**	784,325
Operating expenses			
Depreciation and amortisation		**(109,821)**	(115,461)
Network usage		**(41,462)**	(34,854)
Personnel		**(132,403)**	(115,167)
Operating lease rentals		**(31,732)**	(31,464)
Technical support and maintenance fees		**(64,232)**	(48,590)
Commission and promotion expenses		**(121,679)**	(89,382)
Other operating expenses		**(80,944)**	(70,831)
Total operating expenses		**(582,273)**	(505,749)
Operating profit		**295,596**	278,576
Financial income, net		**24,544**	24,950
Share of results of associated companies		**8,046**	6,307
Other (expense)/income, net		**(3,665)**	299
Profit before taxation		**324,521**	310,132
Taxation	3	**(9,882)**	(48,218)
Profit after taxation		**314,639**	261,914

Attributable to			
Equity holders of the Company		**305,527**	253,866
Minority interest		**9,112**	8,048
		314,639	261,914
Earnings per share for profit attributable to the equity holders of the Company			
Basic and diluted (RMB)	4	**0.17**	0.14

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts expressed in Renminbi ("RMB") unless otherwise stated)

1. Principal accounting policies and basis of presentation

The unaudited condensed consolidated financial statements have been prepared under the historical cost convention and in accordance with International Accounting Standard 34 "Interim financial reporting", and have been reviewed by the Audit Committee of the Company. The accounting policies adopted for the purpose of preparing this condensed consolidated financial statements are consistent with those followed in the Group's annual financial statements for the year ended December 31, 2006.

2. Revenues

Revenues primarily comprise the fees earned by the Group for the provision of the Group's aviation information technology services and related services. A substantial portion of these fees was generated from the shareholders of the Company.

3. Taxation

The Company, registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park, has been approved by the Haidian State Tax Bureau to pay an enterprise income tax ("EIT") at a rate of 15% commencing from January 1, 2006.

The relevant authorities issued a notice dated January 9, 2007 recognising the Company as an "Important Software Enterprise" in 2006 under the National Planning Layout. According to the relevant regulations, the Company is entitled to a preferential tax rate of 10% in the year of recognition.

The Company had already paid EIT at a rate of 15% for the financial year ended December 31, 2006. The difference between the EIT paid by the Company over the preferential tax rate of 10% amounting to RMB30,180,000 had been refunded to the Company in June 2007. The tax refund has been recorded as an offset against income tax expense in the consolidated financial statements for the six months ended June 30, 2007.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 15% to 33%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operations.

4. Earnings per share

Due to the Bonus Issue as described in note 6, the number of ordinary shares for the period ended June 30, 2006 for the purpose of calculating earnings per share has been adjusted retrospectively for the increase of ordinary shares.

Earnings per share for the six months ended June 30, 2007 and June 30, 2006 have been computed by dividing the profit attributable to the equity holders of the Company of approximately RMB305,527,000 and RMB253,866,000, by the weighted average number of 1,776,315,000 ordinary shares issued and outstanding.

There were no potential dilutive ordinary shares outstanding for the six months ended June 30, 2006 and June 30, 2007.

5. Reserves

RMB99,006,000, representing 20% of the Company's net profit of year 2006, was transferred to the discretionary surplus reserves.

6. Dividend Distribution and Other Distributions

The equity holders in the annual general meeting of the Company held on June 5, 2007 approved the final dividend in respect of 2006 of RMB0.22 per share amounting to a total of RMB195,394,650. The amount was accounted for in shareholders' equity as an appropriation of retained earnings for the six months ended June 30, 2007.

At the annual general meeting and class meetings of the Company held on June 5, 2007, a resolution was passed for the bonus issue of 888,157,500 new ordinary shares at per value of RMB1 per share to the equity holders of the Company on basis of one bonus share for one existing share ("Bonus Issue"), by conversion of reserve amounting to RMB888,157,500 into paid in capital. As a result, the number of ordinary shares increased from 888,157,500 to 1,776,315,000. The new shares rank pari passu in all respect with the existing shares.

7. Property, Plant and Equipment

For the six months ended June 30, 2007, the Group acquired property, plant and equipment amounting to approximately RMB84,123,000.

8. Accounts Receivable, Net

The credit period for accounts receivable is generally six months after services are rendered.

The ageing analysis of accounts receivable is as follows:

	June 30, 2007	December 31, 2006
	Unaudited	Audited
	RMB'000	*RMB'000*
Within 6 months	**71,468**	73,294
Over 6 months but within 1 year	**13,680**	4,859
Over 1 year but within 2 years	**2,601**	2,083
Over 2 years but within 3 years	**6,208**	6,598
Over 3 years	**2,070**	1,126
Accounts receivable	**96,027**	87,960
Provision for impairment of receivables	**(3,078)**	(3,078)
Accounts receivable, net	**92,949**	84,882

9. Accounts Payable and Accrued Liabilities

The ageing analysis of accounts payable is as follows:

	June 30, 2007 Unaudited *RMB'000*	December 31, 2006 Audited *RMB'000*
Within 6 months	**24,563**	25,238
Over 6 months but within 1 year	**12,867**	8,773
Over 1 year but within 2 years	**24,227**	55,809
Over 2 years but within 3 years	**2,097**	754
Over 3 years	**18,443**	19,568
Accounts payable	**82,197**	110,142
Accrued liabilities	**310,029**	224,776
Total accounts payable and accrued liabilities	**392,226**	334,918

10. Segment reporting

The Group conducts its business within one business segment - the business of providing aviation information technology services and related services in the PRC. The Group's chief decision maker for operation is the Group's General Manager. The information reviewed by the General Manager is identical to the information presented in the consolidated financial statements. Hence, no segment information has been prepared by the Group for the period ended June 30, 2006 and June 30, 2007. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented in these financial statements.

BUSINESS REVIEW FOR THE FIRST HALF OF 2007

In the first half of 2007, the air transportation market in China enjoyed more popularity amid the industrial environment featuring further deepened international air transportation liberalization and participation of social capital into the air transportation industry encouraged by Civil Aviation Administration of China (CAAC). The major commercial airlines competed aggressively in the international market through alliance and cooperation while newly-established private-owned airlines devoted themselves into domestic market which competition has become increasingly fierce . With the extensive application of e-tickets and widely use of open platform technologies, relevant participants along the value chain of the aviation and travel distribution were spurred to explore new business models and reduce operating costs, thus shaping the whole industry. As the 2008 Beijing Olympic Games are approaching, the passengers are pressing for continuous services provided by the industry during their trips. In view of such opportunities and challenges, the Group, guided by its development strategy, took initiatives in various fields and secured breakthroughs with the Group's established strengths, so as to boost its operating results.

The PRC air transportation market saw continuous and rapid growth as boosted by the prosperity of the PRC economy, the deepening regional business cooperation, the increasing booming of the PRC business trips and leisure travel market, the expanding foreign trade and the vibrant international investment in the first half of 2007. As the dominant supplier of information technology services in the PRC aviation and travel industry, the Group captured development opportunities and its Electronic Travel Distribution (ETD) system processed approximately 95.4 million bookings on domestic and overseas commercial airlines in the first half of 2007, representing an increase of approximately 16.9% over the same period in 2006, among which, bookings on Chinese commercial airlines increased by approximately 16.8%, while that on foreign and regional commercial airlines increased by approximately 18.8%; the number of passengers processed in foreign and regional commercial airlines using the Company's Airport Passenger Processing (APP) system reached 1,230 thousand, an increase of approximately 11.5% over the same period in 2006. In the first half of 2007, in addition to 17 Chinese commercial airlines as the Company's customers using the ETD and APP systems and related services, the foreign and regional commercial airlines with direct links with Computer Reservation System (CRS) of the Company increased to 52 following the implementation of Participating Carrier Agreements with 18 additional foreign and regional commercial airlines including Lufthansa German Airlines, Air France and British Airways.

In the first half of 2007, focusing on the product lines like airline inventory control, distribution information technology solutions and air fare solution for commercial airlines, the Company continued to diversify and improve its aviation information technologies and related services to meet the needs of Chinese commercial airlines for informatization for the purpose of streamlining business workflows, joining aviation alliances, starting-up of hub development, strengthening overseas service capability and enhancing operational efficiency. In respect of streamlining business workflows, the Company fully realized the Interline Electronic Ticketing (IET) between Chinese commercial airlines in the first half of 2007 and has been working on the international IET for foreign and regional commercial airlines. In the first half of 2007, E-tickets sold by Chinese commercial airlines using the Company's electronic ticketing system amounted to approximately 68.5 million segments, and such amount in percentage to flight bookings reached 87.0% in June 2007. The Company's self-developed Common Use Self Service (CUSS) system which meets the IATA standard was also installed in Shanghai Hongqiao Airport and Chengdu Shuangliu Airport after the installation in Beijing Capital Airport and Kunming Airport in 2006, improving the level of services of Chinese commercial airlines. In the first half of 2007, the Company actively facilitated the technical preparatory work to Chinese commercial airlines in joining the airline alliances. Part of the technical preparatory work provided by the Company for Air China Limited and Shanghai Airlines Company Limited in joining Star Alliance passed the examination, and the technical preparatory work for China Southern Airlines Company Limited in joining SkyTeam is being carried out actively. In terms of the usage of the Company's APP system in overseas airports, the number of passengers handled by Chinese commercial airlines in 21 overseas or regional airports using the Company's APP system amounted to 2,883 thousand in the first half of 2007. The Group also continued to provide related services to Chinese commercial airlines, including technical and data support in workflows of decision-making, passenger services and cost control, to help them improve their operating efficiency.

With further restructuring of domestic airports and involvement of foreign capital, the requirements on informatization of domestic airports are changing from automated processing towards supporting long-term business development. Therefore, the Company also provides value-added services in relation to APP system to the airports after it established a leading position of its New APP front system at large and medium domestic airports. In the first half of 2007, the Company continued to promote data services system to Wuhan, Urumqi Airport and other airports. It rendered support for decision-making of the airports, and provided information technology integration services to operation departments such as airports' security, helping foster the progress of informatization construction at domestic airports.

Aiming to help travel agencies operate their businesses more expediently and flexibly, in the first half of 2007, the Group diversified and improved the product line of travel distribution service distributors, further unified various front-end products of travel distribution service, strengthened its interface function and improved its compatibility with other business system as well as establish an support platform standards for integrated business supporting platform in line with the characteristics of travel agencies business. The Group further enriched the saleable contents of the system and improved the function of fare inquiry and computation.

In the first half of 2007, the travel products distribution business of the Company achieved further progress with 152.0 thousand hotels' room-nights distributed, representing an increase of 133.8% over the same period in 2006.

To lay a solid foundation to ensure safe, reliable and efficient operation of the information system for 2008 Olympic season, the Group further invested in infrastructure, purchased new mainframe system and properly implemented the reformation projects including the APP hot backup system in the first half of 2007, with a view to upgrading system capabilities to support business continuity. Through horizontal interaction, vertical coordination, and various drills, business guarantee processes have been further perfected, and response capability in emergency has been enhanced. Meanwhile, the Company took initiatives to advance the application of open technology such as AV OPEN, OPEN ET and adopted Optimization Algorithm, Memory Call technology to save operating resources. In the first half of 2007, the availability ratios of the Company's Inventory Control System (ICS), CRS and APP mainframe systems were approximately 99.9%, 99.9% and 99.9% respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary

For the first half of 2007, the Group achieved a profit before tax of RMB324.5 million, representing an increase of 4.6%, compared to the first half of 2006. Earnings before interest and tax, depreciation and amortization (EBITDA) amounted to RMB400.6 million, representing an increase of 0.9%, compared to the first half of 2006. Net profit attributable to equity holders of the Company was RMB305.5 million, representing an increase of 20.3%, compared to the first half of 2006. The increase in profit of the Group was mainly attributable to the refund of the income tax in current year.

The turnover and results of the Group were mainly derived from its operations in the PRC. The earnings per share of the Group was RMB0.17 for the first half of 2007.

Total revenue

The total revenue of the Group in the first half of 2007 amounted to RMB908.5 million, representing an increase of RMB96.7 million, or 11.9%, from that of RMB811.8 million in the first half of 2006. Such increase was mainly attributable to the growth in bookings handled by the Group's system. The increase in total revenue is reflected as follows:

- Aviation information technology ("AIT") service revenue represented 80.6% of the Group's total revenue in the first half of 2007, as compared to 83.0% in the first half of 2006. AIT service revenue increased by 8.6% to RMB731.9 million in the first half of 2007 from RMB673.8 million in the first half of 2006. The increase of revenue resulted primarily from the growth in the number of air travelers.

- Data network revenue and other revenue accounted for 19.4% of the Group's total revenue in the first half of 2007, as compared to 17.0% for the first half of 2006. Data network revenue and other revenue increased by 28.0% to RMB176.6 million in the first half of 2007 from RMB138.0 million for the first half of 2006. The increase was mainly attributable to a rise of incomes from businesses such as information technology integration services and hotel distribution services.

Net revenue increased by 11.9% to RMB877.9 million in the first half of 2007 from RMB784.3 million in the first half of 2006.

Operating expenses

Total operating expenses increased by RMB76.6 million, or 15.1% to RMB582.3 million in the first half of 2007 from RMB505.7 million in the first half of 2006. The increase in operating expenses is reflected as follows:

- Depreciation and amortisation expenses decreased by 4.9%, mainly due to the fact that a large-scale mainframe was fully depreciated in the end of 2006;

- Personnel expenses increased by 15.0%, primarily due to an increase in the number of employees and salaries in order to support the development of the Group's businesses;

- Technical support and maintenance fees increased by 32.2%, mainly due to an increase in the number of large-scale mainframe and network facilities of the Company resulting in an increase in technical maintenance fee;

- Commission and promotion expenses increased by 36.1%, mainly due to successful implementation of marketing plans and increase in related business; and

- Other operating expenses increased by 14.3%, mainly due to the increase of cost of equipments sold as a result of the business development in information technology integration of the Group.

Operating profit

As a result of the above changes in net revenue and operating expenses, the operating profit of the Group increased by RMB17.0 million, or 6.1%, to RMB295.6 million in the first half of 2007 from RMB278.6 million in the first half of 2006.

The differences between the enterprise income tax paid by the Company at a tax rate of 15% for year 2006 and that at a preferential tax rate of 10% announced in 2007 amounting to RMB30,180,000 had already been refunded to the Company in June 2007.

Net profit attributable to equity holders of the Company

As a result of the above factors, the Group's net profit attributable to the equity holders of the Company increased by RMB51.6 million, or 20.3%, to RMB305.5 million in the first half of 2007 from RMB253.9 million in the first half of 2006.

Liquidity and capital structure

The Group's working capital for the first half of 2007 mainly came from operating activities. Net cash inflow for operating activities amounted to RMB429.4 million.

During the first half of 2007, the Group had no short-term or long-term bank loan. Nor did it use any financial instruments for hedging purposes.

As at June 30, 2007, cash and cash equivalents of the Group amounted to RMB1,608.9 million, of which 80.2%, 5.8% and 13.6% were denominated in Renminbi, US dollars and Hong Kong dollars respectively.

Long-term investment

As at June 30, 2007, the Group held RMB100 million of China treasury bonds with an interest rate of 3% per annum. The maturity date of the treasury bonds is December 18, 2008.

Charge on assets

As at June 30, 2007, the Group had no charges on its assets.

The capital expenditure of the Group totalled RMB84.2 million in the first half of 2007, representing an increase of RMB19.7 million, as compared to that of RMB64.5 million in the first half of 2006.

The capital expenditure of the Group in the first half of 2006 consisted principally of the purchase of hardware, software and equipment to implement the Group's business strategy.

The Board estimates that the Group's total expected capital expenditure for the year 2007 will amount to approximately RMB494.7 million, which is mainly for the development and gradual promotion of the new generation traveler service system.

The sources of funding for the capital expenditure commitments will include the internal cash flow generated from operating activities of the Company.

The Board estimates that the above sources of funding of the Group in 2007 will be sufficient for its capital expenditure commitments and daily operations.

Exchange risks

The Group is exposed to foreign exchange risks related to its accounts receivable that are denominated in foreign currencies and capital expenditures, of which a significant amount is related to the purchase of imported equipment that are denominated in US dollars. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

Gearing ratio

As at June 30, 2007, the gearing ratio of the Group was 13.6% (December 31, 2006: 10.3%), which was computed by dividing the total amount of liabilities by the total assets of the Group as at June 30, 2007.

Contingent liabilities

As at June 30, 2007, the Group had no material contingent liabilities.

As at June 30, 2007, the total number of employees of the Group was 2,473. Personnel expenses amounted to RMB132.4 million for the first half of 2007, representing 22.7% of the total operating expenses of the Group for the first half of 2007. The remuneration of the Group's employees (including Executive Directors and Staff Reprensentative Supervisors) includes salaries, bonuses, social security contribution and other welfare benefits. The Group has different rates of remuneration for different employees (including Executive Directors and Staff Representative Supervisors), according to their performance, experience, position and other factors in compliance with the relevant laws and regulations in the PRC.

Currently, none of the Non-executive Directors receive any remuneration. Nevertheless, any reasonable expenses incurred by the Non-executive Directors during their service period will be borne by the Company. Independent non-executive Directors do receive remuneration from the Company, which is determined by reference to the prevailing market price, and that any reasonable expenses incurred by the Independent Non-executive Directors during their service period will be borne by the Company.

In the first half of 2007, the Group continued to provide its employees with learning opportunities to acquire skills in relation to the aviation and travel industry, computer technologies and business management and provide training on the latest development in areas such as computer technologies, laws and economics.

LOOKING AHEAD FOR THE SECOND HALF OF 2007

In the second half of 2007, it is anticipated that China's aviation and travel industry will continue booming, paving an extensive market base for the Group's growth. However, the Group will put forward a series of challenges mixed with opportunities by the gradual implementation of industrial policies for deepening reform, further opening up and encouraging competition, as well as the broadened application of new technologies including open platform and internet which are fundamentally reshaping the existing business modes in the industry. As such, the Group will accelerate the construction of the new-generation aviation and travel system focusing on passengers by further improving the functions of system and its technological expertise. Efforts will also be devoted into improving the customer-oriented technologies and the product service system by integrating industrial development and identifying customers' needs. While securing its predominant position of its existing core business, the Group will actively develop new businesses including travel product distribution, e-commerce, data services and integration of information technology. Meanwhile, the Group will seek opportunities of merger and acquisition to optimize its business and asset portfolios for a leap in development. The Group will invest more in infrastructures, optimize allocation of resources and establish a sound emergency and backup system to ensure continuity of business. In addition, the Group will enhance corporate governance and introduce an equity incentive plan on a timely manner to unite the interests between shareholders and employees, so as to strengthen cohesion and executive ability force and improve its operating efficiency consistently.

INTERIM DIVIDEND

The Board recommends not to pay an interim dividend for the first half of 2007.

TRUST DEPOSITS AND OVERDUE TIME DEPOSITS

As at June 30, 2007, the Group did not have any trust deposits or irrecoverable overdue time deposits. Cash held by the Group is deposited with commercial banks and in accordance with the relevant laws and regulations.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

In the first half of 2007, the Group did not purchase, sell or redeem any of the listed securities of the Company.

The Audit Committee of the Company has discussed and reviewed with the Company's management the unaudited interim results of the Group for the six months ended June 30, 2007, and has also discussed among themselves matters including internal control and financial reporting.

CORPORATE GOVERNANCE

The Company is committed to establishing and maintaining high level of corporate governance, making the information disclosure to all the market participants and supervising authorities in a timely, accurate, complete, and reliable manner to enhance the transparency of the Company. The Company has adopted the code provisions as stipulated in "Code of Corporate Governance Practices"(the "Code") in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") as the Company's code of corporate governance practices.

Save as deviations from the code provisions D.1.1 and D.1.2, the Company has fully complied with the Code in the first half of 2007. The Company has set out respective duties of the Board and the General Manager in its articles of association. However, it has not formulated specific guidelines in respect of other duties of the management and authority delegated to the management, which deviates from code provisions D.1.1 and D.1.2 of the Code. The Board is of the opinion that the Company's management, who is responsible for managing the Company's daily operation, is a management team led by the General Manager. The Company's current arrangement does not prejudice the interests of the Company. The Board is also considering to gradually set out explicitly the duties of the management through the improvement of the Company's internal control management system. Relevant details have been set out in the corporate governance report in the 2006 Annual Report of the Company.

As set out in the corporate governance report in the 2006 Annual Report of the Company, the Company also deviated from the Code provisions A.1.1 and C.2.1during 2006. In the first half of 2007, the Company proactively rectified the deviations, aiming to fully comply with the above 2 provisions in 2007. In the first half of 2007, the Board held a total of three Board meetings. At the meeting held in March 2007, the Board reviewed the Group's internal control system and its effectiveness, which covered all the important aspects of internal control, including financial, operation and compliance controls and risk management fuctions, and got an opinion that the Group's internal control system is basically effective and sufficient. For any imperfection found during the review, the Group will gradually improve it.

For the six months ended June 30, 2007, the Company has adopted, a code of conduct on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") set out in Appendix 10 to the Listing Rules. After making specific enquiries to all Directors, the Company confirms that all Directors have acted in full compliance with the requirements regarding directors' securities transactions set out in the provisions of the Model Code and the Company's code of conduct during the six months ended June 30, 2007.

By order of the Board
Zhu Yong
Chairman

As at the date of this announcement, the Board comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

Beijing, the People's Republic of China
August 24, 2007

中国航信 TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS

The Company has entered into the CE Airline Services Agreement in relation to the Continuing Connected Transactions set out in this announcement. The CE Airline Services Agreement was dated as of 30 June 2007 and was signed by the Company on 29 August 2007 after it was approved by the Board at the meeting of the Board held on 24 August 2007.

As set out in the paragraph headed "Listing Rules Requirements" in this announcement below, the Continuing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the shareholders of the Company as a whole, and whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the shareholders of the Company as a whole. The Independent Board Committee will advise the Independent Shareholders on how to vote at the EGM on the resolution in respect of the Continuing Connected Transactions and the Annual Caps, after taking into account the recommendations of the independent financial adviser.

Independent Board Committee and the Independent Shareholders as to whether the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the shareholders of the Company as a whole, and whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the shareholders of the Company as a whole.

In addition, since the term of the CE Airline Services Agreement is longer than three years, the independent financial adviser will explain why a longer period for the CE Airline Services Agreement is required and confirm that it is normal business practice for agreements of such type to be of such duration. The views of the independent financial adviser will be set out in the circular to be despatched to the shareholders of the Company.

General

A circular containing, among other things, (i) further details of the Continuing Connected Transactions; (ii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transactions and the Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Continuing Connected Transactions and the Annual Caps to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

CONTINUING CONNECTED TRANSACTIONS

Background

The Company has entered into the CE Airline Services Agreement in relation to the Continuing Connected Transactions set out in this announcement.

As set out in the 2006 Circular, the Company and CE Holding entered into the CE Holding Technology Services and Ancillary Support Agreement for a term of three years from 16 November 2005 to 15 November 2008. It is provided in the CE Holding Technology Services and Ancillary Support Agreement that references to CE Holding therein shall include its subsidiaries and associated companies. CE Airlines is a subsidiary of CE Holding and therefore, its transactions with the Company in respect of the Technology Services have been covered by the CE Holding Technology Services and Ancillary Support Agreement. The transactions between the Company and CE Airlines under the CE Holding Technology Services and Ancillary Support Agreement have been approved by the shareholders of the Company at the 2006 EGM.

As CE Airlines is the sole recipient of the Technology Services under the CE Holding Technology Services and Ancillary Support Agreement, CE Airlines considers that it is more appropriate for it to enter into an agreement in respect of the Technology Services with the Company in its name and therefore entered into the CE Airline Services Agreement with the Company.

It is not provided in the CE Airline Services Agreement that it will replace the CE Holding Technology Services and Ancillary Support Agreement, the CE Holding Technology Services and Ancillary Support Agreement is therefore still valid on its term (i.e. for the term of three years from 16 November 2005 to 15 November 2008). However, as mentioned above, CE Airlines is the sole recipient of the Technology Services under the CE Holding Technology Services and Ancillary Support Agreement, and the future transactions between CE Airlines and the Company will be governed by the CE Airline Services Agreement, the CE Holding Technology Services and Ancillary Support Agreement, in substance, is being replaced by the CE Airline Services Agreement.

CE Airline Services Agreement

Date	:	30 June 2007 *(Note 1)*
Parties	:	The Company (as provider of the Technology Services); and CE Airlines (as recipient of the Technology Services).
Term	:	1 January 2006 to 31 December 2011 *(Note 2)*
Number of years of renewal	:	One
Services	:	The services to be provided by the Company under the CE Airline Services Agreement are same as those under the CE Holding Technology Services and Ancillary Support Agreement as set out in the 2006 Circular. The services will include without limitation:

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Service fees : The service fees for the Technology Services payable by CE Airlines under the CE Airline Services Agreement are same as those payable by CE Airlines under the CE Holding Technology Services and Ancillary Support Agreement (as described in the 2006 Circular). The service fees are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is same as the one disclosed in the Company's prospectus dated 29 January 2001.

In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, CE Airlines are required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB 6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB 6.5 to RMB 7.

In addition, the fees payable by CE Airlines to the Company for the services include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB 500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device (PID) connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on monthly basis and shall be paid within 30 days after receipt of the invoice by cash. The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

The Directors are of the view that the basis of determination of the service fees mentioned above is fair and reasonable.

1. The CE Airline Services Agreement was dated as of 30 June 2007. It was signed by the Company on 29 August 2007 after it was approved by the Board at the meeting of the Board held on 24 August 2007. The CE Airline Services Agreement becomes effective on 29 August 2007. This announcement was not published immediately after the Company signed the CE Airline Services Agreement because much time was used in preparing and finalising this announcement. The Company has used its best endeavour to ensure compliance with Rule 14A.47 of the Listing Rules and publish this announcement as soon as practicable.

2. From 1 January 2006 to 29 August 2007 ("**Approved Period**"), the Technology Services were rendered by the Company to CE Airlines pursuant to the CE Holding Technology Services and Ancillary Support Agreement. For the purpose of confirming in writing the transactions between CE Airlines and the Company during the Approved Period, the term of the CE Airline Services Agreement also covers the Approved Period.

As set out above, save for the duration and the signing party, the terms of and the actual recipient of the Technology Services (i.e. CE Airlines) under the CE Holding Technology Services and Ancillary Support Agreement and the CE Airline Services Agreement are same in all material respects.

INFORMATION ON CE AIRLINES

CE Holding is a promoter of the Company and thus a connected person of the Company under Rule 14A.11(3) of the Listing Rules. To the best knowledge and belief of the Directors, CE Holding was interested in about 59.7 % of the issued shares of CE Airlines as at the date of this announcement. CE Airlines, being a subsidiary of CE Holding, is an associate of CE Holding. Therefore, according to Rule 14A.11(4) of the Listing Rules, CE Airlines, being an associate of a connected person, is also a connected person of the Company.

CE Airlines is a company listed on the Main Board of the Stock Exchange (Stock Code: 670) and is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the amount of the transactions between CE Airlines and the Company contemplated under the CE Holding Technology Services and Ancillary Support Agreement and its predecessor agreement for the three years ended 31 December 2006:

Year ending 31 December		
2004	**2005**	**2006**
RMB152,182,000 (equivalent to approximately HK$152,182,000)	RMB190,561,000 (equivalent to approximately HK$190,561,000)	RMB228,760,000 (equivalent to approximately HK$228,760,000)

Annual caps for the transactions contemplated under the CE Holding Technology Services and Ancillary Support Agreement

As set out in the 2006 Circular, the annual caps for the transactions between CE Holding (including its subsidiaries (e.g. CE Airlines) and associated companies) and the Company contemplated under the CE Holding Technology Services and Ancillary Support Agreement for the three years ending 31 December 2008, which have been approved by the shareholders of the Company at the 2006 EGM, are as follow:

Year ending 31 December		
2006	**2007**	**2008**
RMB284,620,000 (equivalent to approximately HK$284,620,000)	RMB370,120,000 (equivalent to approximately HK$370,120,000)	RMB481,080,000 (equivalent to approximately HK$481,080,000)

The amount of the transactions between CE Holding (including its subsidiaries (e.g. CE Airlines) and associated companies) and the Company during the period commencing on 1 January 2007 to 29 August 2007 is within the annual cap for the year ending 31 December 2007 mentioned above.

Set out below is a summary of the Annual Caps of the Continuing Connected Transactions entered or to be entered between CE Airlines and the Company under the CE Airline Services Agreement for the Relevant Period:

2007 Annual Cap	RMB 297,388,000 (equivalent to approximately HK$297,388,000)
2008 Annual Cap	RMB 386,604,000 (equivalent to approximately HK$386,604,000)
2009 Annual Cap	RMB 502,585,000 (equivalent to approximately HK$502,585,000)
2010 Annual Cap	RMB 653,360,000 (equivalent to approximately HK$653,360,000)
2011 Annual Cap	RMB 849,368,000 (equivalent to approximately HK$849,368,000)

The Annual Caps for each of the five years ending 31 December 2011 are determined by reference to (i) the historical annual transaction amounts between CE Airlines and the Company under the CE Holding Technology Services and Ancillary Support Agreement and its predecessor agreement for the three years ended 31 December 2006; and (ii) the estimated growth of the transaction volume taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips. The Directors estimate that the Continuing Connected Transactions will increase by about 15% to 30% per annum and 30% is used in determining the amount of the Annual Caps.

The Directors are of the view that the Annual Caps in respect of the Continuing Connected Transactions are fair and reasonable.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC.

As mentioned in the paragraph headed "Background" above, CE Airlines has been the sole recipient of the Technology Services under the CE Holding Technology Services and Ancillary Support Agreement. The provision of the Technology Services to CE Airlines is in the ordinary and usual course of business of the Group.

The Continuing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Group.

The Directors are of the view that the Continuing Connected Transactions are on normal commercial terms and the terms of the Continuing Connected Transactions are fair and reasonable and in the interests of the shareholders of the Company as a whole.

LISTING RULES REQUIREMENTS

Given that CE Airlines is a connected person of the Company as mentioned above, the Continuing Connected Transactions constitute continuing connected transaction for the Company under Chapter 14A of the Listing Rules.

Since the Percentage Ratios for the Continuing Connected Transactions on an annual basis exceed 2.5%, the Continuing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the shareholders of the Company as a whole, and whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the shareholders of the Company as a whole. The Independent Board Committee will advise the Independent Shareholders on how to vote at the EGM on the resolution in respect of the Continuing Connected Transactions and the Annual Caps, after taking into account the recommendations of the independent financial adviser.

Independent Board Committee and the Independent Shareholders as to whether the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the shareholders of the Company as a whole, and whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the shareholders of the Company as a whole.

In addition, since the term of the CE Airline Services Agreement is longer than three years, the independent financial adviser will explain why a longer period for the CE Airline Services Agreement is required and confirm that it is normal business practice for agreements of such type to be of such duration. The views of the independent financial adviser will be set out in the circular to be despatched to the shareholders of the Company.

The Company will disclose information in relation to the Continuing Connected Transactions in its subsequent published annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

General

A circular containing, among other things, (i) further details of the Continuing Connected Transactions; (ii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transactions and the Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Continuing Connected Transactions and the Annual Caps to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"2006 Circular"	the Company's circular dated 7 April 2006 in relation to, among other things, the CE Holding Technology Services and Ancillary Support Agreement
"2006 EGM"	the extraordinary general meeting of the Company held on 25 May 2006
"2007 Annual Cap"	the expected maximum amount of fees payable by CE Airlines under the CE Airline Services Agreement for the year ending 31 December 2007
"2008 Annual Cap"	the expected maximum amount of fees payable by CE Airlines under the CE Airline Services Agreement for the year ending 31 December 2008
"2009 Annual Cap"	the expected maximum amount of fees payable by CE Airlines under the CE Airline Services Agreement for the year ending 31 December 2009
"2010 Annual Cap"	the expected maximum amount of fees payable by CE Airlines under the CE Airline Services Agreement for the year ending 31 December 2010
"2011 Annual Cap"	the expected maximum amount of fees payable by CE Airlines under the CE Airline Services Agreement for the year ending 31 December 2011
"Annual Caps"	the 2007 Annual Cap, the 2008 Annual Cap, the 2009 Annual Cap, the 2010 Annual Cap and the 2011 Annual Cap

"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of the Directors
"CAAC"	中國民用航空總局(General Administration of Civil Aviation of China), the administrative authority in the civil aviation industry in the PRC
"CE Airlines"	China Eastern Airlines Corporation Limited (中國東方航空股份有限公司), a subsidiary of CE Holding
"CE Airline Services Agreement"	the agreement dated as of 30 June 2007 entered into between CE Airlines and the Company in relation to the Technology Services
"CE Holding"	China Eastern Air Holding Company (中國東方航空集團公司), a promoter of the Company
"CE Holding Technology Services and Ancillary Support Agreement"	the agreement entered into between the Company and CE Holding in relation to the Technology Services on 16 November 2005, particulars of which are set out in the 2006 Circular
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Continuing Connected Transactions"	the transactions contemplated under the CE Airline Services Agreement
"Directors"	the directors of the Company

"EGM"	extraordinary general meeting of the Company to be convened for the purpose of, among other things, approving the Continuing Connected Transactions and the Annual Caps by the Independent Shareholders, and the notice of which will be set out in a circular to be despatched to the shareholders of the Company
"Group"	the Company and its subsidiaries
"Independent Board Committee"	the independent board committee of the Company to be formed by the Company to advise the Independent Shareholders in respect of the Continuing Connected Transactions and the Annual Caps
"Independent Shareholders"	the shareholders of the Company, other than CE Holding and its associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC"	the People's Republic of China
"Relevant Period"	the five years ending 31 December 2011
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	H share(s) of RMB1.00 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Technology Services"	various aviation information technology services and ancillary support to be provided by the Group to CE Airlines as set out in the paragraph headed "CE Airline Services Agreement" above

For the purpose of this announcement, unless otherwise indicated, the exchange rate at HK$1 = RMB1.00 has been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, 19 September 2007

As at the date of this announcement, the Board comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, stock broker, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares in **TravelSky Technology Limited**, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

中国航信 TravelSky

中国民航信息网络股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS
AND
NOTICE OF EGM

**Independent financial adviser to
the Independent Board Committee and the Independent Shareholders**

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

A letter from the Board is set out on pages 1 to 10 of this circular. A letter from the Independent Board Committee is set out on page 11 of this circular. A letter from China Merchants, the independent financial adviser to the Independent Board Committee and the Independent Shareholders containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 12 to 25 of this circular.

A notice convening the EGM to be held at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No.2 Ke Xue Yuan South Road, Haidian District, Beijing, People's Republic of China at 11:00 a.m. on Friday, 23 November 2007 is set out on pages 34 to 35 of this circular. Whether or not you intend to be present at the EGM, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed on it to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

10 October 2007

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"2006 Circular"	the Company's circular dated 7 April 2006 in relation to, among other things, the CE Holding Technology Services and Ancillary Support Agreement
"2006 EGM"	the extraordinary general meeting of the Company held on 25 May 2006
"2007 Annual Cap"	the expected maximum amount of fees payable by CE Airlines under the CE Airline Services Agreement for the year ending 31 December 2007
"2008 Annual Cap"	the expected maximum amount of fees payable by CE Airlines under the CE Airline Services Agreement for the year ending 31 December 2008
"2009 Annual Cap"	the expected maximum amount of fees payable by CE Airlines under the CE Airline Services Agreement for the year ending 31 December 2009
"2010 Annual Cap"	the expected maximum amount of fees payable by CE Airlines under the CE Airline Services Agreement for the year ending 31 December 2010
"2011 Annual Cap"	the expected maximum amount of fees payable by CE Airlines under the CE Airline Services Agreement for the year ending 31 December 2011
"Airline Services Promoters"	(i) Hainan Airlines Company Limited (海南航空股份有限公司), (ii) China Eastern Air Wuhan Company Limited (中國東方航空武漢有限責任公司), (iii) Shanghai Airlines Company Limited (上海航空股份有限公司), (iv) Shandong Airlines Company Limited (山東航空股份有限公司), (v) Shenzhen Airlines Company Limited (深圳航空有限責任公司),(vi) Sichuan Airlines Company Limited (四川航空股份有限公司), (vii) China Southern Airlines Company Limited (中國南方航空股份有限公司), and (viii)中國國際航空股份有限公司(Air China Limited)
"Annual Caps"	the 2007 Annual Cap, the 2008 Annual Cap, the 2009 Annual Cap, the 2010 Annual Cap and the 2011 Annual Cap

"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of the Directors
"Bonus Issue"	the bonus issue of 888,157,500 new ordinary shares at par value of RMB1 per share to the Shareholders on the basis of one bonus share for one existing share, which was approved by the Shareholders at the Company's annual general meeting and classing meetings held on 5 June 2007
"CAAC"	中國民用航空總局 (General Administration of Civil Aviation of China), the administrative authority in the civil aviation industry in the PRC
"CE Airlines"	China Eastern Airlines Corporation Limited (中國東方航空股份有限公司), a subsidiary of CE Holding
"CE Airline Services Agreement"	the agreement dated as of 30 June 2007 entered into between CE Airlines and the Company in relation to the Technology Services
"CE Holding"	China Eastern Air Holding Company (中國東方航空集團公司), a promoter of the Company
"CE Holding Technology Services and Ancillary Support Agreement"	the agreement entered into between the Company and CE Holding in relation to the Technology Services on 16 November 2005, particulars of which are set out in the 2006 Circular
"China Merchants"	China Merchants Securities (HK) Co., Ltd., the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a corporation licensed to carry on type 1 (dealings in securities), type 2 (dealings in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the SFO
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States

"Continuing Connected Transactions"	the transactions contemplated under the CE Airline Services Agreement
"EGM"	extraordinary general meeting of the Company convened to be held on Friday, 23 November 2007 for the purpose of approving the Continuing Connected Transactions and the Annual Caps by the Independent Shareholders, and the notice of which is set out on pages 34 to 35 of this circular
"Group"	the Company and its subsidiaries
"Independent Board Committee"	the independent board committee of the Company to be formed by the Company to advise the Independent Shareholders in respect of the Continuing Connected Transactions and the Annual Caps
"Independent Shareholders"	the shareholders of the Company, other than CE Holding and its associates
"IT"	Information technology
"Latest Practicable Date"	8 October 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC"	the People's Republic of China
"Relevant Period"	the five years ending 31 December 2011
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	H share(s) of RMB1.00 each in the capital of the Company
"Shareholder(s)"	shareholder(s) of the Company

"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Technology Services"	various aviation information technology services and ancillary support to be provided by the Group to CE Airlines as set out in the paragraph headed "CE Airline Services Agreement" in the Letter from the Board in this Circular
"Technology Services and Ancillary Support Agreements"	the technology services and ancillary support agreements or the airline services agreements entered into between the Company and the Airline Services Promoters, particulars of which are set out in the 2006 Circular or the Company's circular dated 7 March 2007

For the purpose of this circular, unless otherwise indicated, the exchange rates at HK$1 = RMB1.00 and US$1 = HK$7.80 have been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

中国民航信息网络股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

Directors:
Zhu Yong *(Chairman)*
Zhu Xiaoxing
Ding Weiping
Song Jinxiang
Wang Quanhua #
Luo Chaogeng #
Gong Guokui #
Rong Gang #
Sun Yongtao #
Liu Dejun #
Xia Yi #
Song Jian #
Yick Wing Fat, Simon ##
Yuan Yaohui ##
Chua Keng Kim ##

 # Non-executive Directors
Independent non-executive Directors

Registered office:
Raymon InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100080
PRC

10 October 2007

To the Shareholders

Dear Sir / Madam

CONTINUING CONNECTED TRANSACTIONS
AND
NOTICE OF EGM

1. BACKGROUND

As set out in the Company's announcement dated 19 September 2007, the Company has entered into the CE Airline Services Agreement in relation to the Continuing Connected Transactions.

The Directors propose to seek the Independent Shareholders' approval for the Continuing Connected Transactions and the Annual Caps at the EGM.

The purposes of this circular are to provide you with, among other things, (i) further details of the Continuing Connected Transactions; (ii) a letter from China Merchants containing its advice to the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transactions and the Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Continuing Connected Transactions and the Annual Caps to the Independent Shareholders; and (iv) a notice of the EGM to consider, if thought fit, pass the resolution to approve the Continuing Connected Transactions and the Annual Caps.

2. CONTINUING CONNECTED TRANSACTIONS

Background

As set out in the 2006 Circular, the Company and CE Holding entered into the CE Holding Technology Services and Ancillary Support Agreement for a term of three years from 16 November 2005 to 15 November 2008. It is provided in the CE Holding Technology Services and Ancillary Support Agreement that references to CE Holding therein shall include its subsidiaries and associated companies. CE Airlines is a subsidiary of CE Holding and therefore, its transactions with the Company in respect of the Technology Services have been covered by the CE Holding Technology Services and Ancillary Support Agreement. The transactions between the Company and CE Airlines under the CE Holding Technology Services and Ancillary Support Agreement have been approved by the Shareholders at the 2006 EGM.

As CE Airlines is the sole recipient of the Technology Services under the CE Holding Technology Services and Ancillary Support Agreement, CE Airlines considers that it is more appropriate for it to enter into an agreement in respect of the Technology Services with the Company in its name and therefore entered into the CE Airline Services Agreement with the Company.

It is not provided in the CE Airline Services Agreement that it will replace the CE Holding Technology Services and Ancillary Support Agreement, the CE Holding Technology Services and Ancillary Support Agreement is therefore still valid on its term (i.e. for the term of three years from 16 November 2005 to 15 November 2008). However, as mentioned above, CE Airlines is the sole recipient of the Technology Services under the CE Holding Technology Services and Ancillary Support Agreement, and the future transactions between CE Airlines and the Company will be governed by the CE Airline Services Agreement, the CE Holding Technology Services and Ancillary Support Agreement, in substance, is being replaced by the CE Airline Services Agreement.

CE Airline Services Agreement

Date	:	30 June 2007 *(Note 1)*
Parties	:	The Company (as provider of the Technology Services); and CE Airlines (as recipient of the Technology Services).
Term	:	1 January 2006 to 31 December 2011 (Note 2)
Number of years of renewal	:	One
Services	:	The services to be provided by the Company under the CE Airline Services Agreement are same as those under the CE Holding Technology Services and Ancillary Support Agreement as set out in the 2006 Circular. The services will include without limitation:

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Service fees : The service fees for the Technology Services payable by CE Airlines under the CE Airline Services Agreement are same as those payable by CE Airlines under the CE Holding Technology Services and Ancillary Support Agreement (as described in the 2006 Circular). The service fees are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is same as the one disclosed in the Company's prospectus dated 29 January 2001.

In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, CE Airlines are required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB 6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB 6.5 to RMB 7.

In addition, the fees payable by CE Airlines to the Company for the services include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc, (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB 500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device (PID) connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on monthly basis and shall be paid within 30 days after receipt of the invoice by cash.

The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

The Directors are of the view that the basis of determination of the service fees mentioned above is fair and reasonable.

Notes:

1. The CE Airline Services Agreement was dated as of 30 June 2007. It was signed by the Company on 29 August 2007 after it was approved by the Board at the meeting of the Board held on 24 August 2007. The CE Airline Services Agreement becomes effective on 29 August 2007.

2. From 1 January 2006 to 29 August 2007 ("**Approved Period**"), the Technology Services were rendered by the Company to CE Airlines pursuant to the CE Holding Technology Services and Ancillary Support Agreement. For the purpose of confirming in writing the transactions between CE Airlines and the Company during the Approved Period, the term of the CE Airline Services Agreement also covers the Approved Period.

As set out above, save for the duration and the signing party, the terms of and the actual recipient of the Technology Services (i.e. CE Airlines) under the CE Holding Technology Services and Ancillary Support Agreement and the CE Airline Services Agreement are same in all material respects.

3. INFORMATION ON CE AIRLINES

CE Holding is a promoter of the Company and thus a connected person of the Company under Rule 14A.11(3) of the Listing Rules. To the best knowledge and belief of the Directors, CE Holding was interested in about 59.7% of the issued shares of CE Airlines as at the Latest Practicable Date. CE Airlines, being a subsidiary of CE Holding, is an associate of CE Holding. Therefore, according to Rule 14A.11(4) of the Listing Rules, CE Airlines, being an associate of a connected person, is also a connected person of the Company.

CE Airlines is a company listed on the Main Board of the Stock Exchange (Stock Code: 670) and is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

4. HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the amount of the transactions between CE Airlines and the Company contemplated under the CE Holding Technology Services and Ancillary Support Agreement and its predecessor agreement for the three years ended 31 December 2006:

Year ending 31 December		
2004	**2005**	**2006**
RMB152,182,000 (equivalent to approximately HK$152,182,000)	RMB190,561,000 (equivalent to approximately HK$190,561,000)	RMB228,760,000 (equivalent to approximately HK$228,760,000)

Annual caps for the transactions contemplated under the CE Holding Technology Services and Ancillary Support Agreement

As set out in the 2006 Circular, the annual caps for the transactions between CE Holding (including its subsidiaries (e.g. CE Airlines) and associated companies) and the Company contemplated under the CE Holding Technology Services and Ancillary Support Agreement for the three years ending 31 December 2008, which have been approved by the Shareholders at the 2006 EGM, are as follow:

Year ending 31 December		
2006	**2007**	**2008**
RMB284,620,000 (equivalent to approximately HK$284,620,000)	RMB370,120,000 (equivalent to approximately HK$370,120,000)	RMB481,080,000 (equivalent to approximately HK$481,080,000)

The amount of the transactions between CE Holding (including its subsidiaries (e.g. CE Airlines) and associated companies) and the Company during the period commencing on 1 January 2007 to 29 August 2007 is within the annual cap for the year ending 31 December 2007 mentioned above.

5. ANNUAL CAPS

Set out below is a summary of the Annual Caps of the Continuing Connected Transactions entered or to be entered between CE Airlines and the Company under the CE Airline Services Agreement for the Relevant Period:

2007 Annual Cap	RMB 297,388,000 (equivalent to approximately HK$297,388,000)
2008 Annual Cap	RMB 386,604,000 (equivalent to approximately HK$386,604,000)
2009 Annual Cap	RMB 502,585,000 (equivalent to approximately HK$502,585,000)
2010 Annual Cap	RMB 653,360,000 (equivalent to approximately HK$653,360,000)
2011 Annual Cap	RMB 849,368,000 (equivalent to approximately HK$849,368,000)

The Annual Caps for each of the five years ending 31 December 2011 are determined by reference to (i) the historical annual transaction amounts between CE Airlines and the Company under the CE Holding Technology Services and Ancillary Support Agreement and its predecessor agreement for the three years ended 31 December 2006; and (ii) the estimated growth of the transaction volume taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips. The Directors estimate that the Continuing Connected Transactions will increase by about 15% to 30% per annum and 30% is used in determining the amount of the Annual Caps.

The Directors are of the view that the Annual Caps in respect of the Continuing Connected Transactions are fair and reasonable.

6. REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC.

As mentioned in the paragraph headed "Continuing Connected Transactions" above, CE Airlines has been the sole recipient of the Technology Services under the CE Holding Technology Services and Ancillary Support Agreement. The provision of the Technology Services to CE Airlines is in the ordinary and usual course of business of the Group.

The Continuing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Group.

7. LISTING RULES REQUIREMENTS

Given that CE Airlines is a connected person of the Company as mentioned above, the Continuing Connected Transactions constitute continuing connected transaction for the Company under Chapter 14A of the Listing Rules.

Since the Percentage Ratios for the Continuing Connected Transactions on an annual basis exceed 2.5%, the Continuing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

The contract duration of the CE Airline Services Agreement is more than three years. The Directors are of the view that the contract duration of the CE Airline Services Agreement of more than three years is commercially beneficial to the Company and of normal business practice for contracts of these types to be of such duration and it is in compliance with Rule 14A.35(1) of the Listing Rules. The Company entered into the CE Airline Services Agreement for five years, instead of three years (i.e. the term of CE Holding Technology Services and Ancillary Support Agreement) because CE Airlines agreed to enter into an agreement with longer duration. As the Company will generate income from the transactions contemplated under the CE Airline Services Agreement, the Directors consider it is beneficial to the Company to enter into contracts of these types for a longer duration Details of the views of China Merchants, the independent financial adviser, on the contract duration of the CE Airline Services Agreement are set out in the Letter from China Merchants on pages 12 to 25 of this circular.

The Company will disclose information in relation to the Continuing Connected Transactions in its subsequent published annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

8. THE EGM

The EGM will be held at Conference Room 1907, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, People's Republic of China at 11:00 a.m. on 23 November 2007 to consider and, if thought fit, approve, among other matters, the transactions contemplated under the Continuing Connected Transactions and the Annual Caps. Notice of the EGM is set out on pages 34 to 35 of this circular.

A form of proxy for use at the EGM is enclosed with this circular. Whether or not you intend to be present at the EGM, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed on it to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

9. VOTING ARRANGEMENTS

Under the Listing Rules, the Continuing Connected Transactions and the Annual Caps are subject to the approval of the Independent Shareholders. Accordingly, CE Holding, CE Airlines and their respective associates will abstain from voting on the resolution to approve the Continuing Connected Transactions and the Annual Caps. As at the Latest Practicable date, CE Holding, CE Airlines and China Eastern Air Wuhan Company Limited (中國東方航空武漢有限責任公司) (which is owned as to 96% by CE Airlines and is therefore an associate of CE Airlines) were interested in 226,746,000 domestic shares of RMB1 each in the issued share capital of the Company, representing about 12.76% of the total issued share capital of the Company.

In accordance with Rule 13.39(4) of the Listing Rules, the vote of the Independent Shareholders taken at the EGM to approve the Continuing Connected Transactions and the Annual Caps will be taken by poll, with CE Holding, CE Airlines and their respective associates abstaining from voting. The voting results will be announced after the EGM.

10. POLL PROCEDURE

Pursuant to Article 73 of the Articles of Association of the Company, a resolution put to the vote at a meeting shall be decided on a show of hands unless (before or after the voting on show of hands) a poll is demanded:

(i) by the chairman of such meeting;

(ii) by at least two Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by shareholder(s) of the Company present in person or by proxy(ies) and holding 10% or more Shares conferring a right to vote at the meeting on his/her own or in aggregate.

11. RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on page 11 of this circular and the letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders in connection with the Continuing Connected Transactions and the Annual Caps and the principal factors and reasons considered by it in arriving at such advice set out on pages 12 to 25 of this circular.

The Independent Board Committee, having taken into account the advice of China Merchants, considers that the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the Shareholders as a whole, and the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolution approving the Continuing Connected Transactions and the Annual Caps at the EGM.

12. GENERAL

Your attention is drawn to the general information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

中国民航信息网络股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

10 October 2007

To the Independent Shareholders

Dear Sir / Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular ("**Circular**") issued by the Company to its shareholders dated 10 October 2007 of which this letter forms part. Capitalised terms defined in the Circular shall have the same meanings in this letter unless the context otherwise requires.

We have been appointed by the Board to consider the Continuing Connected Transactions. China Merchants has been appointed as independent financial adviser to advise us and the Independent Shareholders in this respect.

We wish to draw your attention to the letter from the Board and the letter from China Merchants set out in the Circular. Having considered the principal factors and reasons considered by, and the advice of, China Merchants set out in its letter of advice set out in the Circular, we consider that the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the Shareholders as a whole, and the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolution approving the Continuing Connected Transactions and the Annual Caps at the EGM.

Yours faithfully,
For and on behalf of the
Independent Board Committee

Yick Wing Fat, Simon
Yuan Yaohui
Chua Keng Kim

Independent non-executive Directors

The following is the text of the letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

48th Floor,
One Exchange Square,
Central,
Hong Kong

10 October 2007

TravelSky Technology Limited
Raycom InfoTech Park,
No. 2 Ke Xue Yuan South Road,
Haidian District,
Beijing 100080,
the PRC

To: the Independent Board Committee and the Independent Shareholders of TravelSky Technology Limited

Dear Sirs,

**CONTINUING CONNECTED TRANSACTIONS:
THE CE AIRLINE SERVICES AGREEMENT**

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders with respect to the Continuing Connected Transactions and the Annual Caps, details of which are contained in the letter from the Board (the "Letter from the Board") of the circular dated 10 October 2007 (the "Circular") issued by the Company to the Shareholders, of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

As referred to in the Letter from the Board, CE Holding is a promoter of the Company and thus a connected person of the Company under Rule 14A.11(3) of the Listing Rules. To the best knowledge and belief of the Directors, CE Holding was interested in approximately 59.7% of the issued shares of CE Airlines as at the Latest Practicable Date. CE Airlines, being a subsidiary of CE Holding, is an associate of CE Holding. Therefore, pursuant to Rule 14A.11(4) of the Listing Rules, CE Airlines, being an associate of a connected person, is also a connected person of the Company. Given that CE Airlines is a connected person of the Company and the Percentage Ratios for the Continuing Connected Transactions on an annual basis exceed 2.5%, the transactions contemplated under the CE Airline Services Agreement constitute non-exempt continuing connected transactions for the Company under Chapter 14A of the Listing Rules. The Continuing Connected Transactions are subject to the approval by the Independent Shareholders by way of poll at the EGM.

In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to provide you with an independent opinion and recommendation as to whether the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the Shareholders as a whole, and whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole.

In addition, since the term of the CE Airline Services Agreement is longer than three years, we will explain why a longer period for the CE Airline Services Agreement is required and advise whether it is normal business practice for contracts of such type to be of such duration.

BASIS OF OUR OPINION

In formulating our advice and recommendation, we have relied on the accuracy of the information and facts supplied, and the opinions expressed by the Group, the Directors and the Group's management to us. We have assumed that all statements of belief and intention made by the Directors in the Circular were made after due enquiry. We have also assumed that all information, representations and opinion made or referred to in the Circular were true, accurate and complete at the time they were made and will continue to be true at the date of the EGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Group, the Directors and the Group's management and have been advised by the Directors that no material facts have been omitted from the information provided by or referred to in the Circular.

In rendering our opinion, we have researched, analyzed and relied on information in relation to the Group and the Continuing Connected Transactions as set out below:

(i) the CE Holding Technology Services and Ancillary Support Agreement;

(ii) the CE Airline Services Agreement;

(iii) the annual report of the Company for the year ended 31 December 2005;

(iv) the annual report of the Company for the year ended 31 December 2006;

(v) the interim report of the Company for the six months ended 30 June 2007;

(vi) the 2006 Circular; and

(vii) the Circular.

We have also researched, analyzed and relied on information as set out below:

(i) China Statistical Yearbook 2006 (《中國統計年鑑－2006年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局);

(ii) the statistics published on the official website of the National Bureau of Statistics of China (中華人民共和國國家統計局);

(iii) the article headed "Production statistics report for civil aviation airports in 2006" (《2006年民航機場生產統計公報》) published on the official website of CAAC on 21 March 2007;

(iv) the website of Electronic Data Systems Corporation, a technology services company which is principally engaged in the provision of IT and business process outsourcing services;

(v) the information published on the website of Satyam Computer Services Limited, a technology services company which is principally engaged in the provision of IT consulting and IT related services; and

(vi) the information published on Bloomberg, a global and multimedia based distributor of information services, combining news, data and analysis for financial markets and businesses.

We have assumed such information to be accurate and reliable and have not carried out any independent verification on the accuracy of such information. Such relevant information provides us with a basis on which we have been able to formulate our independent opinion.

We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We also consider that we have performed all reasonable steps as required under the Rule 13.80 of the Listing Rules (including the notes thereto) to formulate our opinion and recommendation. We have not, however, conducted any form of in-depth investigations into the business affairs, financial position and future prospects of the Group and the parties to the CE Airline Services Agreement, nor carried out any independent verification of the information supplied, representations made or opinions expressed by the Group, the Directors and the Group's management.

PRINCIPAL FACTORS AND REASONS CONSIDERED

I. BACKGROUND

1. Information on the Group

The Group is principally engaged in provision of aviation IT services in the PRC. As referred to in the annual report of the Company for the year ended 31 December 2006, being a provider of IT solutions for the China's aviation and travel industry, the Company is at a core tache along the value chain of China's aviation and travel service distribution. While the Company provides advanced aviation IT and related services to the Chinese commercial airlines, it also distributes commercial airlines products and services and provides IT solutions to travel agents, travel service distributors, ticketing offices, corporate clients and individual consumers.

The Group's turnover for each of the three years ended 31 December 2006 is set out below:

	Year ended 31 December		
	2004	**2005**	**2006**
	(RMB million)	*(RMB million)*	*(RMB million)*
	(Audited)	(Audited)	(Audited)
The Group's turnover	1,282.9	1,496.8	1,711.7

From the year ended 31 December 2004 to the year ended 31 December 2006, the Group's audited turnover achieved a compound average growth rate ("CAGR") of approximately 15.5% per annum. As advised by the Directors, the growth in the Group's turnover was mainly attributable to (i) the rapid economic growth in the PRC; (ii) the increase of international trade between the PRC and other countries; and (iii) the growing aviation and tourist industries in the PRC.

2. Information on the aviation information technology business of the Group

As advised by the Directors, the Company's aviation information technology ("AIT") services, which consist of a series of products and solutions, are provided to Chinese commercial airlines as well as foreign and regional counterparts. The AIT services comprise electronic travel distribution service (including inventory control system service, computer reservation system service) and airport passenger processing service, as well as other extended IT solutions related to the above core businesses, including but not limited to, data service to support decisions of commercial airlines, product service to support aviation alliance, solutions for developing commercial airlines' e-ticket and e-commerce as well as information management system to improve ground operational efficiency of commercial airlines and airports. As referred to in the annual report of the Company for the year ended 31 December 2006, the revenue generated from the AIT services in the year ended 31 December 2006 increased by approximately 12.7% to approximately RMB1,395.2 million, which accounted for approximately 81.5% of the Group's turnover for that year.

The Group has been focusing on product lines like seat management, distribution IT solutions and fare solutions for commercial airlines, to perfect and improve its AIT and extended services. The Company's self-developed electronic ticketing system has been adopted among the major Chinese commercial airlines, including CE Airlines and China Southern Airlines Company Limited.

3. Information on CE Airlines and CE Holding

CE Airlines is a company listed on the Main Board of the Stock Exchange (stock code: 670) and is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services. CE Holding is a promoter of the Company and an investment holding company.

4. Economy and aviation industry in the PRC

Based on the article headed "Production statistics report for civil aviation airports in 2006" (《2006年民航機場生產統計公報》) published on the official website of CAAC on 21 March 2007, the number of passenger traffic of the PRC airports (measured by number of passengers) in the PRC increased to approximately 332 million for the year ended 31 December 2006, representing an increase of approximately 16.7% as compared with that for the year ended 31 December 2005.

Based on China Statistical Yearbook 2006 (《中國統計年鑑－2006年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局) and the statistics published on the official website of the National Bureau of Statistics of China (中華人民共和國國家統計局), from 2000 to 2006, the PRC's Gross Domestic Product increased from approximately RMB9,921 billion to approximately RMB20,941 billion, representing a CAGR of approximately 13.3% per annum.

Taking into account (i) the robust growth in the passenger traffic of the aviation industry in the PRC; (ii) the steady growth of the Gross Domestic Product in the PRC; and (iii) the CAGR of the Group's turnover of approximately 15.5% per annum from the year ended 31 December 2004 to the year ended 31 December 2006, the Directors expect that the Group's turnover will continue to achieve a stable growth in the coming years.

5. The CE Holding Technology Services and Ancillary Support Agreement

Pursuant to the Technology Services and Ancillary Support Agreements, the Company has agreed to provide a number of airline services promoters (including CE Holding) various aviation IT services and ancillary support, including but not limited to:

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales, announcement of freight information;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

As referred to in the Letter from the Board, the Company and CE Holding entered into the CE Holding Technology Services and Ancillary Support Agreement on 16 November 2005 for a term of three years from 16 November 2005 to 15 November 2008. It is provided in the CE Holding Technology Services and Ancillary Support Agreement that references to CE Holding therein shall include its subsidiaries and associated companies. The transactions of CE Airlines with the Company in respect of the Technology Services have been covered by the CE Holding Technology Services and Ancillary Support Agreement by virtue of itself being a subsidiary of CE Holding. The transactions between the Company and CE Airlines under the CE Holding Technology Services and Ancillary Support Agreement were approved by the independent Shareholders at the 2006 EGM.

Set out below is the amount of revenue derived from services provided by the Company to CE Airlines, and the Group's total revenue for the three years ended 31 December 2006:

	Year ended 31 December		
	2004	**2005**	**2006**
	(RMB million)	*(RMB million)*	*(RMB million)*
Revenue derived from services provided by the Company to CE Airlines **(a)**	152.2	190.6	228.8
The Group's turnover **(b)**	1,282.9	1,496.8	1,711.7
(a) / (b)	**11.9%**	**12.7%**	**13.4%**

From the year ended 31 December 2004 to the year ended 31 December 2006, the Group's revenue derived from services provided by the Company to CE Airlines achieved a CAGR of approximately 22.6% per annum. The revenue derived from services provided by the Company to CE Airlines accounted for approximately 11.9%, 12.7% and 13.4% of the Group's turnover for the three years ended 31 December 2006.

As set out in the 2006 Circular, the annual caps for the transactions between CE Holding (including its subsidiaries (e.g. CE Airlines) and associated companies) and the Company contemplated under the CE Holding Technology Services and Ancillary Support Agreement for the three years ending 31 December 2008, which have been approved by the independent Shareholders at the 2006 EGM, are RMB284,620,000, RMB370,120,000 and RMB481,080,000 respectively.

II. THE CE AIRLINE SERVICES AGREEMENT

1. Reasons for and benefits of entering into the CE Airline Services Agreement

As referred to in the Letter from the Board, as CE Airlines has been the sole recipient of the Technology Services under the CE Holding Technology Services and Ancillary Support Agreement, CE Airlines considers that it is more appropriate for it to enter into an agreement in respect of the Technology Services with the Company in its name, and therefore it entered into the CE Airline Services Agreement with the Company.

It is not provided in the CE Airline Services Agreement that it will replace the CE Holding Technology Services and Ancillary Support Agreement, and the CE Holding Technology Services and Ancillary Support Agreement is therefore still valid on its term (i.e. for the term of three years from 16 November 2005 to 15 November 2008). However, as the future transactions between CE Airlines and the Company will be governed by the CE Airline Services Agreement, the CE Holding Technology Services and Ancillary Support Agreement will be effectively replaced by the CE Airline Services Agreement. The term of the CE Airline Services Agreement will be from 1 January 2006 to 31 December 2011.

After reviewing the CE Airline Services Agreement, we noted that the IT services provided under such agreement are similar to the core businesses of the Group. In light of the above, we consider that the entering into of the CE Airline Services Agreement is in the ordinary and usual course of business of the Group.

Given the significant revenue contribution to the Group attributable to the services provided by the Company to CE Airlines, we consider that a longer contract duration of the services provided by the Company to CE Airlines, if secured by the Company, would be beneficial to the Group since it could (i) derive revenue from a reliable customer over a longer period; and (ii) benefit from the expected growth of the aviation industry in the PRC in the Relevant Period.

2. The terms of the CE Airline Services Agreement

Period of the CE Airline Services Agreement

As referred to in the Letter from the Board, the Company entered into the CE Airline Services Agreement longer than three years (i.e. the term of the CE Holding Technology Services and Ancillary Support Agreement) because CE Airlines agreed to enter into an agreement with longer duration. As the Company will generate income from the transactions contemplated under the CE Airline Services Agreement, the Directors consider it is beneficial to the Company to enter into contracts of these types for a longer duration.

In addition, prior to the entering into of the CE Holding Technology Services and Ancillary Support Agreement by CE Holding in 2005, the predecessor of CE Holding and the Company had entered into an agreement regarding provision of the Technology Services for a term of five years, details of which were disclosed in the Company's prospectus dated 29 January 2001. Upon expiry of such predecessor agreement, CE Holding entered into the CE Holding Technology Services and Ancillary Support Agreement for a term of three years because it was the then internal proposal of CE Holding that its subsidiary and the recipient of the Technology Services, CE Airlines, would enter into an agreement regarding provision of the Technology Services directly with the Company in the future. CE Holding considered that it was unnecessary to enter into an agreement with long duration. Taking into account the background of the CE Holding Technology Services and Ancillary Support Agreement, the Company considers that the term of the CE Airline Services Agreement need not be the same as that of the CE Holding Technology Services and Ancillary Support Agreement. Instead, it can have a longer duration so long as CE Airlines agrees.

We noted that the period of the CE Airline Services Agreement would be six years, in contrast with the existing term of the CE Holding Technology Services and Ancillary Support Agreement of three years from 16 November 2005 to 15 November 2008. As referred to in the Letter from the Board, the terms of the CE Airline Services Agreement were determined after arm's length negotiations.

As advised by the Directors, the Company has entered into certain airline services agreements with China Eastern Air Wuhan Company Limited, China Southern Airlines Company Limited, Hainan Airlines Company Limited and Shanghai Airlines Company Limited of more than three years, details of which were set out in the 2006 Circular. As advised by the Directors, the nature of the services provided in such transactions is similar to that of the transactions contemplated under (i) the CE Holding Technology Services and Ancillary Support Agreement; and (ii) the CE Airline Services Agreement.

As such, we consider that the aforesaid transactions, being IT services provide by the Group to other airlines in the PRC, are comparable to the CE Airline Services Agreement, and the period of such transactions are suitable for our assessment of the fairness and reasonableness of the period of the CE Airline Services Agreement. Set out below is a summary of the terms of the airline services agreement entered between the Company and the airline services promoters:

Name of airline services promoter	Date of agreement / renewal agreement	Number of years of term of agreement
China Eastern Air Wuhan Company Limited	1 November 2004	Five
China Southern Airlines Company Limited	23 January 2006	Four
Hainan Airlines Company Limited	25 October 2004	Five
Shanghai Airlines Company Limited	5 November 2004	Five

As illustrated above, each of China Eastern Air Wuhan Company Limited, China Southern Airlines Company Limited, Hainan Airlines Company Limited and Shanghai Airlines Company Limited has entered into similar arrangements with the Group of more than three years. As such, we consider that it is not uncommon for the Group to enter into agreements with airlines in the PRC in relation to provision of IT services for a period of more than three years.

As advised by the Directors, the Group is currently the only provider in the PRC in respect of the Technology Services in relation to PRC domestic airlines so far as the Directors are aware. As such, the Directors are not aware of any other comparable agreements entered into by third parties in the PRC market to which reference can be made regarding whether or not a duration in excess of three years is within the normal business practice of the industry in the PRC. In light of the above, we conducted a research of international IT services providers which have provided IT services to airlines, so that we would be able to assess the fairness and reasonableness of the period of the CE Airline Services Agreement, and formulate our opinion with regard to whether a term in excess of three years is in line with the normal business practice.

Through our searches via the Internet and Bloomberg, we have, to the best of our knowledge and information, identified not more than seven international IT service providers which are also engaged in the business of the Group, i.e. provision of IT services to airline operators. Out of the identified international IT service providers, we noted that Electronic Data Services Corporation, International Business Machines Corporation and Satyam Computer Services Limited have provided IT services to airlines for a term of more than three years. Set out below is a summary of the terms of the technology services agreements entered into between the aforesaid IT service providers and airline operators from 2006 to 2007 which involve agreement terms in excess of three years:

IT service provider	Principal business activities	Year of agreement	Airline	Term of agreement (years)
Electronic Data Systems Corporation *(Note 1)*	A global technology services company and is listed on the New York Stock Exchange. It delivers a broad portfolio of IT services to clients in many different industries.	2006	United Airlines	10
International Business Machines Corporation *(Note 2)*	A global integrated IT provider, with expertise in hardware, software and services. It is listed on the New York Stock Exchange.	2006	Delta Air Lines, Inc.	Seven
Satyam Computer Services Limited (Note 3)	A global consulting and IT services company, and is listed on the New York Stock Exchange. It provides a range of expertise, such as IT outsourcing and systems integration.	2006	Qantas Airways Limited	Seven

Notes:

1. The transaction was disclosed on the website of Electronic Data Systems Corporation (www.eds.com) in the article headed "EDS signs contract with United Airlines to upgrade computer systems and service to reduce IT costs" dated 17 January 2006.

2. The transaction was disclosed on Bloomberg in the article headed "IBM wins 7-year agreement to run Delta's reservations system" dated 21 August 2006.

3. The transaction was disclosed on the website of Satyam Computer Services Limited (www.satyam.com) in the article headed "Satyam wins multi-million dollar Qantas deal" dated 9 November 2006.

As illustrated above, each of Electronic Data Services Corporation, International Business Machines Corporation and Satyam Computer Services Limited has entered into similar arrangements with airlines of more than three years. In addition, the period of the CE Airline Services Agreement, which would be six years, is not longer than the longest period of the similar arrangements as illustrated above (being 10 years).

Based on the aforesaid, we consider that (i) the longer period for the CE Airline Services Agreement is required and it is normal business practice for contracts of IT services provided to airlines to be of such duration; and (ii) the term of the CE Airline Services Agreement of more than three years, which would enable the Group to derive revenue from CE Airlines over a longer period, is acceptable.

Pricing basis

As referred to in the Letter from the Board, the service fees for the Technology Services payable by CE Airlines under the CE Airline Services Agreement are the same as those payable by CE Airlines under the CE Holding Technology Services and Ancillary Support Agreement (details of which were set out in the 2006 Circular). The service fees are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is the same as the one disclosed in the Company's prospectus dated 29 January 2001. We have discussed with the Directors and were informed that currently the services fees to be charged by the Group under the CE Airline Services Agreement are governed by the aforesaid pricing schedule prescribed by CAAC.

In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, CE Airlines are required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the fees payable by CE Airlines to the Company for the services include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc.; (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft; and (iii) fees for using the Company's data network services such as physical identified device connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

In this regard, we have reviewed the services fees to be charged by the Group under the CE Airline Services Agreement. We noted that the service fees to be charged by the Group pursuant to the CE Airline Services Agreement are within the respective price ranges prescribed by CAAC.

Based on the aforesaid, we consider that the pricing basis of the CE Airline Services Agreement, which is based on the price ranges prescribed by CAAC, is on normal commercial terms and is fair and reasonable so far as the Independent Shareholders are concerned.

Overall, we consider that the terms of the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole.

III. THE ANNUAL CAPS

Set out below is a summary of the Annual Caps of the Continuing Connected Transactions for the Relevant Period:

	Year ending 31 December				
	2007	**2008**	**2009**	**2010**	**2011**
	(RMB)	*(RMB)*	*(RMB)*	*(RMB)*	*(RMB)*
Annual Caps	297,388,000	386,604,000	502,585,000	653,360,000	849,368,000
Annual rate of increase		Approximately 30%	Approximately 30%	Approximately 30%	Approximately 30%

We noted that (i) the 2007 Annual Cap is based on the revenue derived from the services provided by the Company to CE Airlines in 2006; and (ii) the Annual Caps represent an annual growth of approximately 30% per annum during the Relevant Period. In assessing the fairness and reasonableness of the Annual Caps, we have considered the following factors:

1. The 2007 Annual Cap

The 2007 Annual Cap represents an increase of approximately 30% as compared with the revenue derived from the services provided by the Company to CE Airlines for the year ended 31 December 2006 of approximately RMB228.8 million.

We consider that the 2007 Annual Cap is fair and reasonable so far as the Independent Shareholders are concerned, given that (i) the 2007 Annual Cap is based on the revenue derived from the services provided by the Company to CE Airlines for the year ended 31 December 2006; and (ii) the positive outlook of the aviation industry in the PRC and the historical growth in the Group's revenue derived from services provided by the Company to CE Airlines justify a higher cap for the year ending 31 December 2007, which in turn would offer buffer to cater for the Group's business growth and development in that year.

2. The increase in the Annual Caps

The Annual Caps represent an annual growth of approximately 30% per annum during the Relevant Period, which is (i) higher than the CAGR of the Group's audited turnover of approximately 15.5% per annum from the year ended 31 December 2004 to the year ended 31 December 2006; and (ii) higher than the CAGR of the Group's revenue derived from services provided by the Company to CE Airlines (the "CE Airlines Services Growth Rate") of approximately 22.6% per annum from the year ended 31 December 2004 to the year ended 31 December 2006.

We noted that the CE Airlines Services Growth Rate amounted to approximately 22.6% per annum, which is slightly lower than the annual growth rate of the Annual Caps of approximately 30% per annum. We consider that the annual growth rate of the Annual Caps of approximately 30% per annum during the Relevant Period is fair and reasonable so far as the Independent Shareholders are concerned, after taking into account the following:

(i) the annual increase in the Annual Caps, being approximately 30% per annum, would provide buffer to cater for the Group's business growth and development in the Relevant Period;

(ii) the positive outlook of the aviation industry in the PRC;

(iii) the historical growth in the Group's turnover;

(iv) the historical growth in the Group's revenue derived from its AIT services;

(v) the CE Airline Services Growth Rate of approximately 22.6% per annum;

(vi) the annual growth rate of the Annual Caps is only higher than the CE Airline Services Growth Rate by approximately 7.4%; and

(vii) the revenue derived from services provided by the Company to CE Airlines accounted for more than 10% of the Group's turnover for each of the three years ended 31 December 2006.

Based on the aforesaid, we consider that the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned, and are in the interests of the Group and the Shareholders as a whole.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider that the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole, and the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole. In addition, we consider that the longer period for the CE Airline Services Agreement is required and it is normal business practice for contracts of such type to be of such duration. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to approve the Continuing Connected Transactions and the Annual Caps at the EGM.

For and on behalf of
China Merchants Securities (HK) Co., Ltd.
Tony Wu
Executive Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. INTERESTS AND SHORT POSITIONS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE IN THE SHARE CAPITAL OF THE COMPANY

As at the Latest Practicable Date, the interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) held by the Directors, supervisor or chief executive of the Company which is required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or any interests required to be entered in the register maintained in accordance with Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules are as follow:

Name of Director	Number and class of shares *(Note 1)*	Capacity of Holder	Percentage to the corresponding share capital	Percentage to the total share capital *(Note 2)*
Chua Keng Kim	417,000 H shares (L) of RMB1 each	Interest of spouse	0.07%	0.02%

Notes:

1. (L) — Long position

2. The percentage to the total share capital is calculated based on the total number of 1,776,315,000 shares in issue of the Company as at 30 June 2007.

Save as disclosed above, as at the Latest Practicable Date, the Directors, supervisor or chief executive of the Company had any interest or short position in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Ordinance) which is required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or any interests required to be entered in the register maintained in accordance with Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules.

3. SUBSTANTIAL SHAREHOLDERS

(a) As at the Latest Practicable Date, as far as it was known to any Directors, supervisors or chief executive of the Company, the following entities (other than the Directors, supervisors or chief executive of the Company disclosed under the paragraph headed "Interests and short positions of Directors, supervisors and chief executive in the share capital of the Company" above) had an interest or short position in the respective class of Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of the respective class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name of shareholder	Class and no. of securities *(Note 1)*	Capacity	Approximate percentage of respective class of share capital	Approximate Percentage of total share capital *(Note 2)*
Oppenheimer Funds, Inc.	42,467,220 H shares of RMB1 each (L)	Investment Manager	9.65% *(Note 3 and 10)*	2.39%
Platinum Investment Management Limited (Formerly known as Platinum Asset Management Limited)	5,656,276 H shares of RMB1 each (L)	Investment Manager	1.82% *(Note 4 and 10)*	0.32%
	22,820,650 H shares of RMB1 each (L)	Trustee (other than a bare trustee)	7.34% *(Note 4 and 10)*	1.28%
Matthews International Capital Management, LLC	28,239,000 H shares of RMB1 each (L)	Investment Manager	9.08% *(Note 5 and 10)*	1.59%
J.P.Morgan Fleming Asset Management (Asia) Inc.	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14% *(Note 6 and 10)*	1.25%
J.P.Morgan Fleming Asset Management Holdings Inc.	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14% *(Note 6 and 10)*	1.25%
JF Asset Management Limited	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14% *(Note 6 and 10)*	1.25%

Templeton Asset Management Limited	50,236,000 H shares of RMB1 each (L)	Investment Manager	8.08%	2.83%
Plantinum International Fund	15,809,650 H shares of RMB1 each (L)	Beneficial owner	5.09% *(Note 7 and 10)*	0.89%
China TravelSky Holding Company	198,496,500 Domestic shares of RMB1 each (L) *(Note 8)*	Beneficial owner	34.38%	22.35%
China Southern Air Holding Company	116,460,500 Domestic shares of RMB1 each (L) *(Note 8)*	Beneficial owner	20.17%	13.11%
CE Holding	109,414,500 Domestic shares of RMB1 each (L) *(Note 8)*	Beneficial owner	18.95%	12.32%
	5,317,000 Domestic shares of RMB1 each (L) *(Note 9)*	Interest of controlled corporation	0.46%	0.29%
China National Aviation Holding Company	89,433,500 Domestic shares of RMB1 each (L) *(Note 8)*	Beneficial owner	15.49%	10.07%

Notes:

(1) (L) - Long position.

(2) Percentage of total share capital is based on 1,776,315,000 shares of the total issued share capital of the Company as at the Latest Practicable Date.

(3) Such percentage is shown in the corporate substantial shareholder notice of OppenheimerFunds, Inc. filed on December 6, 2006. However, the number of H shares held by OppenheimerFunds, Inc. stated in such notice was 42,467,220, which, if correct, represents 13.66% of total H shares of the Company based on the total 310,854,000 issued H shares of the Company. As to the knowledge, the information collected and belief of the Directors, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. *Please also refer to note (10) below.*

(4) Such percentage is shown in the corporate substantial shareholder notice of Platinum Investment Management Limited declared and filed on April 11, 2007 at the latest. As to the knowledge, the information collected and belief of the Directors, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. *Please also refer to note (10) below.*

(5) Such percentage is shown in the corporate substantial shareholder notice of Matthews International Capital Management declared and filed on August 5, 2005 at the latest. As to the knowledge, the information collected and belief of the Directors, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. *Please also refer to note (10) below.*

(6) Such percentage is shown in the corporate substantial shareholder notice of this shareholder declared and filed on April 1, 2003 at the latest. As to the knowledge, the information collected and belief of the Directors, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. *Please also refer to note (10) below.*

(7) Such percentage is shown in the corporate substantial shareholder notice of Plantinum International Fund declared and filed on April 11, 2007 at the latest. As to the knowledge, the information collected and belief of the Directors, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. *Please also refer to note (10) below.*

(8) To the knowledge of the directors of the Company, after the Bonus Issue, the number of the domestic shares of the Company held by substantial shareholders, the percentage of such domestic shares to the total domestic share capital and percentage to total share capital are as follows: (i) 396,993,000 domestic shares are held by China TravelSky Holding Company, representing 34.38% of the total domestic shares and 22.35% of the total share capital; (ii) 232,921,000 domestic shares are held by China Southern Air Holding Company, representing 20.17% of the total domestic shares and 13.11% of the total share capital; (iii) 218,829,000 domestic shares are held by CE Holding, representing 18.95% of the total domestic shares and 12.32% of the total share capital; (iv) 178,867,000 domestic shares are held by China National Aviation Holding Company, representing 15.49% of the total domestic shares and 10.07% of the total share capital.

(9) These shares are held by CE Airlines, a subsidiary of CE Holding. CE Holding is deemed to be interested in the shares held by CE Airlines by virtue of the SFO.

(10) The Directors are unable to confirm the shareholding of the relevant substantial shareholders because those substantial shareholders have not filed any corporate substantial shareholder notice after the Bonus Issue. Theoretically, the number of Shares held by those substantial shareholders should increase after the Bonus Issue (with the shareholding percentage remains unchanged). However, the Directors cannot exclude the possibility that those substantial shareholders have disposed of any Shares after the Bonus Issue, so that the number of Shares held by those substantial shareholders before and after the Bonus Issue and as at the Latest Practicable Date remain the same. The Directors are also unable to ascertain the shareholding of those substantial shareholders from the register of holders of H Shares of the Company as the information contained therein may not reflect the actual beneficial shareholding of the shareholders (i.e. the registered shareholders may be bare trustee or holding some Shares on behalf of the others and this kind of interest is not required to be disclosed under the SFO).

Save as disclosed herein, there was no person or other entity known to the Directors, supervisors or chief executive of the Company, who, as at the Latest Practicable Date, had an interest or short position in the respective class of Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of the respective class of shares capital carrying rights to vote in all circumstances at general meetings of the Company.

(b) So far as is known to the Directors, supervisors or chief executive of the Company, as at the Latest Practicable Date, the following entities (other than the Directors, supervisors or chief executive of the Company disclosed under the paragraph headed "Interests and short positions of Directors, supervisors and chief executive in the share capital of the Company" above) were directly or indirectly interested in 10% or more of the nominal value of the registered capital carrying the rights to vote in all circumstances at the general meetings of the subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Registered Capital	Approximate percentage of interest
Hainan Civil Aviation Cares Co., Ltd. (海南民航凱亞有限公司)	China Southern Air Holding Company (中國南方航空集團公司)	RMB1,505,000	22.74%
Cares Hubei Co., Ltd (湖北民航凱亞有限公司)	Wuhan Tinhe Airport Limited (武漢天河機場有限責任公司)	RMB625,000	12.50%
Cares Hubei Co., Ltd (湖北民航凱亞有限公司)	Committee of labour union of Wubei Branch of China Southern Air Company Limited (中國南方航空股份有限公司湖北分公司工會委員會)	RMB625,000	12.50%
Cares Hubei Co., Ltd (湖北民航凱亞有限公司)	China Eastern Air Wuhan Limited (中國東方航空武漢有限責任公司)	RMB625,000	12.50%
Cares Hubei Co., Ltd (湖北民航凱亞有限公司)	Cares Shenzhen Co., Ltd. (深圳民航凱亞有限公司)	RMB625,000	12.50%
Cares Chongqing Information Co., Ltd. (重慶民航凱亞信息技術有限公司)	Air China Limited (中國國際航空股份有限公司)	RMB2,401,000	24.50%
Cares Chongqing Information Co., Ltd. (重慶民航凱亞信息技術有限公司)	Chongqing Airport (Group) Limited (重慶機場(集團)有限公司)	RMB2,401,000	24.50%

Aviation Cares of Yunnan Information Co., Ltd. (雲南民航凱亞信息有限公司)	China Eastern Airlines — Yunnan Company (中國東方航空雲南公司)	RMB980,000	49.00%
InfoSky Technology Company Limited	Sociètè Internationale de Tèlècommunications Aeronautiques Greater China Holdings Limited	US$1,225,000	49.00%
Civil Aviation Cares of Xiamen Ltd. (廈門民航凱亞有限公司)	Xiamen Airlines Company Limited (廈門航空有限公司)	RMB1,140,000	28.50%
Civil Aviation Cares of Xiamen Ltd. (廈門民航凱亞有限公司)	Xiamen International Aviation Company Limited (廈門國際航空港股份有限公司)	RMB820,000	20.50%
Civil Aviation Cares of Qingdao Limited (青島民航凱亞有限公司)	Qingdao International Airport Company Limited (青島國際機場集團有限公司)	RMB720,000	36%
Civil Aviation Cares of Qingdao Limited (青島民航凱亞有限公司)	Shanghai Civil Aviation East China Cares System Integration Co., Ltd (上海民航華東凱亞系统集成有限公司)	RMB260,000	13%
Civil Aviation Cares of Xi'an Ltd. (西安民航凱亞科技有限公司)	Shanxi Airport Management Group Company (陝西省機場管理集團公司)	RMB850,000	17%
Civil Aviation Cares of Xi'an Ltd. (西安民航凱亞科技有限公司)	China Eastern Airlines Northwest Company (中國東方航空西北公司)	RMB1,600,000	32%
Civil Aviation Cares Technology of Xinjiang Ltd. (新疆民航凱亞信息網絡有限責任公司)	China Southern Air Holding Company (中國南方航空集團公司)	RMB735,000	24.50%
Civil Aviation Cares Technology of Xinjiang Ltd. (新疆民航凱亞信息網絡有限責任公司)	Xinjiang Airport Group Company Limited (新疆機場集團有限責任公司)	RMB735,000	24.50%

Save as disclosed above, as at the Latest Practicable Date and so far as is known to the Directors, supervisors or chief executive of the Company, there was no other entity (other than the Directors, supervisors or chief executive of the Company disclosed under the paragraph headed "Interests and short positions of Directors, supervisors and chief executive in the share capital of the Company" above) who was directly or indirectly, interested in 10% or more of the nominal value of the registered capital carrying rights to vote in all circumstances at the general meetings of any subsidiary of the Company.

4. SERVICE AGREEMENT

As at the Latest Practicable Date, none of the Directors had entered or proposed to enter into a service agreement with any member of the Group which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration or claim of material importance and there was no litigation or arbitration or claim of material importance known to the Directors to be pending or threatened by or against either the Company or any of its subsidiaries.

6. MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2006, being the date to which the latest published audited financial statements of the Group were made up.

7. INTEREST IN ASSETS

As at the Latest Practicable Date, none of the Directors or China Merchants had any interest, direct or indirect, in any asset which had been since 31 December 2006, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

8. MATERIAL INTEREST IN CONTRACTS

As at the Latest Practicable Date, none of the Directors was materially interested in any contracts or arrangement subsisting as at the date hereof which was significant in relation to the business of the Group.

9. EXPERT

China Merchants is licensed under the SFO for type 1 (dealings in securities), type 2 (dealings in futures contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities as defined under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in connection with the Continuing Connected Transactions and the Annual Caps. Its letter of advice to the Independent Board Committee and the Independent Shareholders dated as of the date of this circular was given for the purpose of incorporation herein.

China Merchants has given and has not withdrawn its written consent to the issue of this circular with copy of its letter and the reference to its name and its advice included in this circular in the form and context in which they respectively appear.

As at the Latest Practicable Date, China Merchants did not have any shareholding, directly or indirectly, in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

10. GENERAL

The English text of this circular shall prevail over the Chinese text in case of inconsistency.

11. DOCUMENT AVAILABLE FOR INSPECTION

Copy of the CE Airline Services Agreement, the CE Holding Technology Services and Ancillary Support Agreement and the Technology Services and Ancillary Support Agreements will be available for inspection at the offices of Chiu & Partners, 41st Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours from the date of this circular up to and including the date of the EGM.

中国民航信息网络股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("**EGM**") of TravelSky Technology Limited ("**Company**") will be held at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No.2 Ke Xue Yuan South Road, Haidian District, Beijing, People's Republic of China, at 11:00 a.m. on Friday, 23 November 2007 to consider and, if thought fit, pass with or without amendments, the following ordinary resolution:

"THAT:

(a) the form and substance of the agreement ("**CE Airline Services Agreement**") dated as of 30 June 2007 (a copy of which has been produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) and made between the Company and China Eastern Airlines Corporation Limited (中國東方航空股份有限公司) ("**CE Airlines**") in relation to the provision of the Technology Services (as defined in the circular ("**Circular**") of the Company dated 10 October 2007 (copy of which has been produced to the meeting marked "B" and signed by the chairman of the meeting for the purpose of identification)) to CE Airlines by the Group (as defined in the Circular) and all the transactions contemplated thereby; and

(b) the Annual Caps (as defined in the Circular) for the transactions contemplated under the CE Airline Services Agreement for the five years ending 31 December 2011 as shown in the Circular,

be and they are hereby approved and that the directors of the Company be and they are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the CE Airline Services Agreement and the transactions contemplated thereby."

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, the People's Republic of China, 10 October 2007

Registered office:
Raymon InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100080
People's Republic of China

Notes:

1. The register of members of the Company will be closed from 25 October 2007 to 23 November 2007 (both days inclusive), during which no share transfers will be effected. Holders of the Company's H shares and domestic shares whose names appear on the register of members of the Company at the close of business on 24 October 2007 are entitled to attend the EGM. Transfer documents of the Company's H shares must be lodged with the Company's branch share registrar in Hong Kong at or before 4:00p.m. on 24 October 2007 to entitle the transferee to attend the EGM.

2. A member entitled to attend and vote at the EGM is entitled to appoint one or more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company.

3. To be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not less than 24 hours before the time for scheduled for holding the EGM or adjournment thereof.

4. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the EGM or any adjournment thereof. If such member attends the EGM, his form of proxy will be deemed to have been revoked.

5. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip for attending the EGM to the registered address of the Company on or before 2 November 2007 personally or by mail or fax.

6. Since the transactions referred to in the resolution constitute continuing connected transactions for the Company under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**"), the aforesaid resolution proposed at the EGM will be voted on a poll pursuant to Rule 13.39(4) of the Listing Rules.

7. As at the date hereof, the board of the directors of the Company comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr. Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent non-executive Directors	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim

附註：

1. 本公司將於二零零七年十月二十五日至二零零七年十一月二十三日(包括首尾兩天)暫停辦理過戶登記。於二零零七年十月二十四日營業時間結束時已經登記在股東名冊上的本公司H股及內資股持有人均有權出席臨時股東大會。H股過戶文件須於二零零七年十月二十四日下午四時正或之前送交本公司H股股份登記處，受讓人方有權出席臨時股東大會。

2. 凡有權出席臨時股東大會並於會上投票的股東均可委任一位或以上代理人(不論該人士是否股東)代其出席臨時股東大會並代其投票。

3. 務請閣下儘早將代表委任表格按其上列印的指示填妥及簽署，並連同經簽署及公證的授權書或其他授權文件，交回本公司的香港股份登記過戶處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，且最遲須於臨時股東大會或其續會的指定舉行時間24小時前交回，方為有效。

4. 填妥並交回代表委任表格後，股東仍可親身出席臨時股東大會或其任何續會，並於會上投票。在此情況下，其代表委任表格將視為自行撤銷。

5. 擬親自或由代理人代表出席臨時股東大會的股東，須於二零零七年十一月二日或之前將出席臨時股東大會的回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

6. 由於決議案所述的交易構成《香港聯合交易所有限公司證券上市規則》(「上市規則」)第14A條項下本公司的持續關連交易，故於臨時股東大會上提呈的上述決議案將根據上市規則第13.39(4)條以投票方式表決。

7. 於本通告日期，本公司董事會包括：

董事長：	朱永先生；
執行董事：	朱曉星先生、丁衛平先生及宋金箱先生；
非執行董事：	王全華先生、羅朝庚先生、宮國魁先生、榮剛先生、孫湧濤先生、劉德俊先生、夏毅先生及宋箭先生；
獨立非執行董事：	易永發先生、袁耀輝先生及蔡敬金先生。

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：696)

謹此通告中國民航信息網絡股份有限公司(「**本公司**」)擬於二零零七年十一月二十三日星期五上午十一時於中國北京海淀區科學院南路2號融科資訊中心C座南樓19層1907會議室召開臨時股東大會(「**臨時股東大會**」)，以審議及酌情通過如下決議案(不論有否修訂)：

「**動議**：

(a) 批准就本集團向東方航空提供技術服務(定義見本公司日期為二零零七年十月十日的通函(「**通函**」)，其上註有「B」字的副本已提呈大會，並由大會主席簽署，以資識別)，由本公司與中國東方航空股份有限公司(「**東方航空**」)訂立的日期為二零零七年六月三十日的協議(「**東方航空服務協議**」)(其上註有「A」字的副本已提呈大會，並由大會主席簽署，以資識別)的形式和實際內容及其項下擬進行的所有交易；及

(b) 批准東方航空服務協議項下擬進行的交易於截至二零一一年十二月三十一日止五個年度內如通函所述的年度上限(定義見通函)，

並授權本公司董事作出彼等認為就東方航空服務協議及其項下擬進行的交易而言屬必須、適宜或恰當的任何行動。」

承董事會命
中國民航信息網絡股份有限公司
董事長
朱永

中國北京，二零零七年十月十日

註冊辦公地址：
中國北京海淀區
科學院南路2號
融科資訊中心(郵編100080)

9. 專家

招商證券為根據證券及期貨條例進行第1類(證券交易)、第2類(期貨合約交易)、第4類(證券諮詢)、第6類(企業財務顧問)及第9類(資產管理)受規管活動的持牌法團，為獨立董事委員會及獨立股東就不獲豁免持續關連交易及相關年度上限的獨立財務顧問。其致獨立董事委員會及獨立股東的建議函件，日期為本通函日期，為載入本通函而發出。

招商證券已就本通函刊發一事，書面同意以其現時的形式及涵義於本通函內刊載其函件副本、引述其名稱及其意見，迄今並無撤回同意書。

於最後可行日期，招商證券概無直接或間接擁有本集團任何成員公司的股權，亦無享有任何認購或委派他人認購本集團任何成員公司證券的權利(無論是否可合法執行)。

10. 一般資料

本通函的中、英文本如有歧義，概以英文本為準。

11. 備查文件

自本通函發出日至臨時股東大會召開日(包括臨時股東大會召開日)止期間的一般辦公時間內，於香港中環康樂廣場1號怡和大廈41樓趙不渝馬國強律師事務所，可查閱東方航空服務協議、東航集團服務與技術支持協議及服務與技術支持協議各自的副本。

除上文披露者外，於最後可行日期，就本公司董事、監事或行政總裁所知，概無其他人士(不包括上文「董事、監事及行政總裁於本公司的股本中持有的權益及淡倉」一段所披露的本公司董事、監事或行政總裁)直接或間接持有註冊股本面值為10%或以上的權益而有權於本公司附屬公司的股東大會上就任何事項行使投票權。

4. 服務合約

於最後可行日期，概無董事與本集團任何成員公司訂立或擬訂立任何若僱主不給予補償(法定補償除外)，則不能到期或僱主不得於一年內終止的服務合約。

5. 訴訟

於最後可行日期，概無本集團或任何其附屬公司涉及任何重大訴訟或仲裁，本公司董事亦未知悉任何將會對本公司或任何其附屬公司提出或構成威脅的重大訴訟或仲裁。

6. 重大變動

就董事所知，自二零零六年十二月三十一日(即本集團制定最近期發表的經審核財務報表的日期)起，本集團的財務或營業狀況均無任何重大不利變動。

7. 於資產中持有的權益

於最後可行日期，二零零六年十二月三十一日(即本集團制定最近期發表的經審核財務報表的日期)起，在本集團任何成員公司所購入、出售或租賃或建議購入、出售或租賃的任何資產中，董事或招商證券概無擁有任何直接或間接權益。

8. 於合約中持有的重大權益

於最後可行日期，概無董事於截至本通函日仍然有效的、與本集團業務有重要關係的任何合約或安排中持有重大權益。

雲南民航凱亞信息有限公司	中國東方航空雲南公司	人民幣980,000元	49.00%
天信達信息技術有限公司	Sociètè Internationale de Tèlècommunications Aeronautiques Greater China Holdings Limited	1,225,000美元	49.00%
廈門民航凱亞有限公司	廈門航空有限公司	人民幣1,140,000元	28.50%
廈門民航凱亞有限公司	廈門國際航空港股份有限公司	人民幣820,000元	20.50%
青島民航凱亞有限公司	青島國際機場集團有限公司	人民幣720,000元	36%
青島民航凱亞有限公司	上海民航華東凱亞系統集成有限公司	人民幣260,000元	13%
西安民航凱亞科技有限公司	陝西省機場管理集團公司	人民幣850,000元	17%
西安民航凱亞科技有限公司	中國東方航空西北公司	人民幣1,600,000元	32%
新疆民航凱亞信息網絡有限責任公司	中國南方航空集團公司	人民幣735,000元	24.50%
新疆民航凱亞信息網絡有限責任公司	新疆機場集團有限責任公司	人民幣735,000元	24.50%

除本通函披露者外，於最後可行日期，就本公司董事、監事或行政總裁所知，概無任何人士或其他實體於根據《證券及期貨條例》第XV部之第二及第三分部的規定須向本公司披露的本公司類別股份或相關股份中持有權益或淡倉，或直接或間接持有任何類別股本面值為10%或以上的權益而有權於本公司的股東大會上就任何事項行使投票權。

(b) 於最後可行日期，就本公司董事、監事或行政總裁所知，直接或間接持有註冊股本面值為10%或以上的權益而有權於本公司附屬公司的股東大會上就任何事項行使投票權的實體(不包括上文「董事、監事及行政總裁於本公司的股本中持有的權益及淡倉」一段所披露的本公司董事、監事或行政總裁)如下：

附屬公司	股東	註冊資本	約佔權益百分比
海南民航凱亞有限公司	中國南方航空集團公司	人民幣1,505,000元	22.74%
湖北民航凱亞有限公司	武漢天河機場有限責任公司	人民幣625,000元	12.50%
湖北民航凱亞有限公司	中國南方航空股份有限公司湖北分公司工會委員會	人民幣625,000元	12.50%
湖北民航凱亞有限公司	中國東方航空武漢有限責任公司	人民幣625,000元	12.50%
湖北民航凱亞有限公司	深圳民航凱亞有限公司	人民幣625,000元	12.50%
重慶民航凱亞信息技術有限公司	中國國際航空股份有限公司	人民幣2,401,000元	24.50%
重慶民航凱亞信息技術有限公司	重慶機場(集團)有限公司	人民幣2,401,000元	24.50%

(4) 此比例於Platinum Investment Management Limited在二零零七年四月十一日最後申報存檔的《法團大股東通知》上顯示。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱下文附註(10)。

(5) 此比例於Matthews International Capital Management在二零零五年八月五日最後申報存檔的《法團大股東通知》上顯示。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱下文附註(10)。

(6) 此比例於該股東在二零零三年四月一日最後申報存檔的《法團大股東通知》上顯示。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱下文附註(10)。

(7) 此比例於Plantinum International Fund在二零零七年四月十一日最後申報存檔的《法團大股東通知》上顯示。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱下文附註(10)。

(8) 此為就本公司董事所知，在派送紅股之後，此等主要股東持有本公司內資股的數目。派送紅股之前，主要股東持有的本公司內資股數目、所佔內資股總數的比例及佔總股本的比例如下：(i)中國民航信息集團公司持有198,496,000股內資股，分別佔內資股本及總股本的34.38%和22.35%；(ii)中國南方航空集團公司持有116,460,500股內資股，分別佔內資股本及總股本的20.17%和13.11%；(iii)東航集團持有109,414,500股內資股，分別佔內資股本及總股本的18.95%和12.32%；及(iv)中國航空集團公司持有89,433,500股內資股，分別佔內資股本及總股本的15.49%和10.07%。

(9) 該等股份中，5,317,000股由東航集團的附屬公司東方航空持有，及2,600,000股由中國東方航空武漢有限責任公司持有(由東航集團擁有96%權益)。根據證券及期貨條例，東航集團被視為在東方航空及中國東方航空武漢有限責任公司持有的該等股份中擁有權益。

(10) 董事無法確認相關主要股東之持股量，因該等主要股東於派送紅股後，並無提呈任何法團大股東通知。理論上，該等主要股東之持股數量於派送紅股後應有所增加(持股量百分比保持不變)。然而，董事不能排除該等主要股東已於派送紅股後，沽出任何股份的可能性，致使該等主要股東的持股量在派送紅股前及派送紅股後，及於最後可行日期維持不變。董事亦未能根據本公司H股股東名冊確定該等主要股東的持股量，此因當中所載資料可能未能反映股東的實益持股量(即註冊股東可能是無條件受託人，或代表他人持有部份股份，此等權益毋須根據證券及期貨條例規定而披露)。

Templeton Asset Management Limited	每股面值人民幣1元的50,236,000股H股(L)	投資經理	8.08%	2.83%
Plantinum International Fund	每股面值人民幣1元的15,809,650股H股(L)	實益擁有人	5.09% *(附註7及10)*	0.89%
中國民航信息集團公司	每股面值人民幣1元的396,993,000股內資股(L) *(附註8)*	實益擁有人	34.38%	22.35%
中國南方航空集團公司	每股面值人民幣1元的232,921,000股內資股(L) *(附註8)*	實益擁有人	20.17%	13.11%
東航集團	每股面值人民幣1元的218,829,000股內資股(L) *(附註8)*	實益擁有人	18.95%	12.32%
	每股面值人民幣1元的7,917,000股內資股(L) *(附註9)*	所控制公司權益	0.69%	0.44%
中國航空集團公司	每股面值人民幣1元的178,867,000股內資股(L) *(附註8)*	實益擁有人	15.49%	10.07%

註：

(1)　(L)－長倉

(2)　佔總股本的比例乃根據本公司於最後可行日期的1,776,315,000股已發行股份總數計算。

(3)　此比例於Oppenheimer Funds, Inc.在二零零六年十二月六日存檔的《法團大股東通知》上顯示。然而，Oppenheimer Funds, Inc.所持有本公司H股的數目在該通知內顯示為42,467,220，如屬正確，以當時本公司已發行的H股總股份數310,854,000股計算，Oppenheimer Funds, Inc.所佔本公司H股的比例應為13.66%。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。*請同時參閱下文附註(10)。*

3. 主要股東

(a) 於最後可行日期，就本公司董事、監事或行政總裁所知，於根據《證券及期貨條例》第XV部之第二及第三分部的規定須向本公司披露的本公司類別股份及相關股份中持有權益或淡倉，或直接或間接持有任何類別股本面值為10%或以上的權益而有權於本公司的股東大會上就任何事項行使投票權的實體(不包括上文「董事、監事及行政總裁於本公司的股本中持有的權益及淡倉」一段所披露的本公司董事、監事或行政總裁)如下：

股東姓名	證券類別及數目 *(附註1)*	身份	佔相應類別股本的比例	佔總股本的比例 *(附註2)*
Oppenheimer Funds, Inc.	每股面值人民幣1元的42,467,220股H股(L)	投資經理	9.65% *(附註3及10)*	2.39%
Platinum Investment Management Limited (前稱為Platinum Asset Management Limited)	每股面值人民幣1元的5,656,276股H股(L)	投資經理	1.82% *(附註4及10)*	0.32%
	每股面值人民幣1元的22,820,650股H股(L)	受託人(不包括被動受託人)	7.34% *(附註4及10)*	1.28%
Matthews International Capital Management, LLC	每股面值人民幣1元的28,239,000股H股(L)	投資經理	9.08% *(附註5及10)*	1.59%
J.P.Morgan Fleming Asset Management (Asia) Inc.	每股面值人民幣1元的22,199,000股H股(L)	投資經理	7.14% *(附註6及10)*	1.25%
J.P.Morgan Fleming Asset Management Holdings Inc.	每股面值人民幣1元的22,199,000股H股(L)	投資經理	7.14% *(附註6及10)*	1.25%
JF Asset Management Limited	每股面值人民幣1元的22,199,000股H股(L)	投資經理	7.14% *(附註6及10)*	1.25%

1. 責任聲明

本通函的資料乃遵照上市規則刊載，旨在提供有關本公司資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏任何其他事實致使本通函所載的任何聲明產生誤導。

2. 董事、監事及行政總裁於本公司的股本中持有的權益及淡倉

於最後可行日期，本公司董事、監事或行政總裁於本公司或其任何相關法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中持有的任何須根據《證券及期貨條例》第XV部之第七及第八分部知會本公司及聯交所，或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據上市規則附錄十所載的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益或淡倉(包括根據《證券及期貨條例》的規定當作或視為由彼等持有的權益及淡倉)如下表所示：

董事姓名	股份數目及類別 *(附註1)*	持有人身份	佔相應股本 的比例	佔總股本 的比例 *(附註2)*
蔡敬金	每股面值人民幣1元的 417,000股H股(L)	配偶權益	0.07%	0.02%

註：

1. (L) 一長倉

2. 佔總股本的比例乃根據本公司截至二零零七年六月三十日的1,776,315,000股已發行股份總數計算。

除上述披露外，於最後可行日期，本公司任何董事、監事或行政總裁於本公司或其任何相關法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中持有任何權益或淡倉(包括根據《證券及期貨條例》的規定當作或視為由彼等持有的權益及淡倉)，從而須根據《證券及期貨條例》第XV部之第七及第八分部知會本公司及聯交所，或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據上市規則附錄十所載的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所。

(vi) 年度上限的年度增長率僅高於東方航空服務增長率約7.4%；及

(vii) 貴公司向東方航空提供服務所得收入，佔 貴集團截至二零零六年十二月三十一日止三個年度各年度營業額10%以上。

按上文所述，吾等認為年度上限就獨立股東而言屬公平合理，並符合 貴集團及股東的整體利益。

推薦建議

經考慮上述主要因素及理由後，吾等認為持續關連交易乃(i)按 貴集團日常業務過程；(ii)一般商業條款進行；而(iii) 就獨立股東而言屬公平及合理，亦符合 貴集團及股東的整體利益。此外，吾等認為東方航空服務協議需要有較長期限，及該類型合約有此期限乃屬一般業務常規。因此，吾等推薦獨立董事委員會建議獨立股東於即將舉行之股東臨時大會上投票贊成批准持續關連交易及年度上限的普通決議案。

代表
招商證券(香港)有限公司
執行董事
吳亦農

二零零七年十月十日

吾等知悉(i)二零零七年度上限，乃根據 貴公司於二零零六年向東方航空提供服務所得收入為基準，及(ii) 相關期間內，年度上限每年增長約30%。在評估年度上限是否屬公平合理時，吾等已考慮以下因素：

1. 二零零七年度上限

二零零七年度上限較二零零六年十二月三十一日止年度， 貴公司向東方航空提供服務所得收入約人民幣228,800,000元，增加約30%。

鑒於(i)二零零七年度上限，乃根據截至二零零六年十二月三十一日止年度 貴公司向東方航空提供服務所得收入為基準；以及(ii)中國航空業前景樂觀，加上 貴集團自 貴公司向東方航空提供服務所得收入的歷史增長，證明截至二零零七年十二月三十一日止年度可使用更高的年度上限，從而提供緩衝以切合 貴集團於該年度的業務增長及發展，吾等認為二零零七年度上限就獨立股東而言屬公平合理。

2. 年度上限增長

相關期間，年度上限每年年度增長約為30%，(i)高於 貴集團由截至二零零四年十二月三十一日止年度起至截至二零零六年十二月三十一日止年度經審核營業額的每年複合年增長率約15.5%；並(ii)高於 貴集團由截至二零零四年十二月三十一日止年度起至截至二零零六年十二月三十一日止年度， 貴集團自 貴公司向東方航空提供服務所得收入複合年增長率(「東方航空服務增長率」)每年約22.6%。

吾等注意到東方航空服務協議增長率約為每年22.6%，稍為低於年度上限年度增長率每年約30%。在考慮以下事項後，吾等認為年度上限於相關期間以每年約30%的年增長率增長，就獨立股東而言屬公平合理：

(i) 年度上限的年度增長，即每年約30%，將予以緩衝，以切合 貴集團於相關期間的業務增長及發展；

(ii) 中國航空業前景樂觀；

(iii) 貴集團營業額的歷史增長；

(iv) 貴集團自其航空信息服務所得收入的歷史增長；

(v) 東方航空服務增長率約為每年22.6%；

東方航空向 貴公司支付的服務費亦包括：(i)機場旅客處理系統處理的國際及地區航線登機乘客每人收取最高人民幣7元的准許價，及國內航線登機乘客每人收取最高人民幣4元的准許價(視乎航線、載客量及服務水平等)；(ii) 貴公司就APP系統所處理的每班航機收取最高准許價為人民幣500元的配載平衡服務(視乎飛機的規模)，及(iii)使用 貴公司物理標識設備等數據網絡服務的連接費和維修費(視乎設備的種類和數量)。

因此，吾等已審閱 貴集團將根據東方航空服務協議收取的服務費。吾等注意到貴集團將根據東方航空服務協議收取的服務費乃在民航總局規定的有關價格範圍以內。

根據以上所述，就獨立股東而言，吾等認為東方航空服務協議的定價基準(以民航總局規定的價格範圍為基準)乃符合一般商業條款，且屬公平合理。

總括而言，吾等認為持續關連交易的期限乃(i)符合 貴集團的日常業務過程；(ii)按一般商業條款進行；而(iii)就獨立股東而言屬公平合理，且符合 貴集團及股東的整體利益。

III. 年度上限

相關期間持續關連交易年度上限概要載列如下:

	截至十二月三十一日止年度				
	二零零七年	二零零八年	二零零九年	二零一零年	二零一一年
	(人民幣)	*(人民幣)*	*(人民幣)*	*(人民幣)*	*(人民幣)*
年度上限	297,388,000	386,604,000	502,585,000	653,360,000	849,368,000
年度增長比率		約30%	約30%	約30%	約30%

附註：

1. 該交易已於Electronic Data Systems Corporation網頁(www.eds.com)上日期為二零零六年一月十七日，標題為 "EDS signs contract with United Airlines to upgrade computer systems and service to reduce IT costs"的文章中披露。

2. 該交易已於彭博日期為二零零六年八月二十一日，標題為"IBM wins 7-year agreement to run Delta's reservations system" 的文章中披露。

3. 該交易已於Satyam Computer Services Limited網頁 (www.satyam.com)上日期為二零零六年十一月九日，標題為"Satyam wins multi-million dollar Qantas deal" 的文章中披露。

如以上所示，Electronic Data Services Corporation、國際商業機器有限公司及Satyam Computer Services Limited已分別與航空公司訂立同類安排，為期三年以上。此外，東方航空服務協議的期限將為六年，較以上所示為期十年的同類安排的最長期限為短。

根據上文所述，吾等認為(i)東方航空服務協議需要有較長期限，及向航空公司提供信息技術服務的合約在此等期限，乃屬一般業務常規；而(ii)東方航空服務協議為期三年以上的期限，令 貴集團得以於較長的期限內自東方航空取得收入，是可以接受。

定價基準

如董事會函件所述，東方航空就東方航空服務協議項下技術服務應付的服務費與東航集團服務與技術支持協議項下東方航空的應付費用(詳情載列於二零零六年通函)所載相同。目前，該等服務費乃按民航總局規定的現行計費標準釐定，該標準與日期為二零零一年一月二十九日的公司招股書內所披露者相同。吾等已與董事討論，獲悉目前 貴集團將根據東方航空服務協議所收取的服務費乃按前述民航總局規定的計費標準釐定。

根據民航總局的規定價(視乎進行交易的系統種類)，東方航空須就每位乘客向 貴公司支付預訂費，國內航線每位乘客收費介乎人民幣4.5元至人民幣6.5元(視乎每月的預訂客量)，國際及地區航線則介乎人民幣6.5元至人民幣7元。

吾等透過網上及彭博搜尋，按吾等所知及所悉，已識別不多於七家國際信息技術服務供應商，彼等亦從事與 貴集團的業務，即向航空公司提供信息技術服務。於已識別的國際信息技術服務供應商之中，吾等留意到Electronic Data Services Corporation、國際商業機器有限公司及Satyam Computer Services Limited已向航空公司提供三年以上的信息技術服務。以下載列前述信息技術服務供應商與航空公司營運商於二零零六年至二零零七年間已訂立的技術服務協議的期限，涉及三年以上的協議期限：

信息技術服務供應商	**主營業務**	**訂立協議年份**	**航空公司**	**協議年期 (年)**
Electronic Data Systems Corporation *(附註1)*	一間全球技術服務公司，於紐約證券交易所上市，為眾多不同行業的客戶提供廣泛信息技術服務。	二零零六年	聯合航空公司	十
國際商業機器有限公司 *(附註2)*	一間全球整合信息技術供應商，硬件、軟件及服務專家，並於紐約證券交易所上市。	二零零六年	達美航空公司.	七
Satyam Computer Services Limited *(附註3)*	一間全球顧問及信息技術公司，於紐約證券交易所上市。其提供一系列信息技術外包及系統整合等專門服務。	二零零六年	坎培斯航空公司	七

因此，吾等認為上述　貴集團向中國其他航空公司提供信息技術服務的交易，與東方航空服務協議相若，而該等交易的期限適用於吾等評估東方航空服務協議期限是否屬公平合理。以下載列　貴公司與航空服務發起人訂立的航空服務協議的期限概要：

航空服務發起人名稱	**協議／續約日期**	**協議期限的年期**
中國東方航空武漢有限責任公司	二零零四年十一月一日	五
中國南方航空股份公司	二零零六年一月二十三日	四
海南航空股份有限公司	二零零四年十月二十五日	五
上海航空股份有限公司	二零零四年十一月五日	五

如上所示，中國東方航空武漢有限責任公司、中國南方航空股份公司、海南航空股份有限公司及上海航空股份有限公司分別已與　貴集團訂立類似安排，為期三年以上。因此，吾等認為　貴集團與中國航空公司訂立為期三年以上，涉及提供信息技術服務的協議，是為正常。

如董事所告知，按彼等所知，　貴集團現時為中國本地航空公司相關技術支持的唯一中國供應商。因此，董事並不知悉中國市場有第三者簽訂任何其他相若的協議，可供參考三年以上的期限，是否為中國業內業務常規。鑑於以上所述，吾等就已向航空公司提供信息技術服務的國際信息技術服務供應商進行研究，讓吾等可以評估東方航空服務協議的期限是否屬公平合理，並達致關於三年以上的期限是否為一般業務常規的意見。

2. 東方航空服務協議的條款

東方航空服務協議的期限

誠如董事會函件所述，由於東方航空同意訂立更長合約期的協議，故本公司訂立的東方航空服務協議的合約期超過三年，而非東航集團服務與技術支持協議的三年期限。由於本公司將從東方航空服務協議項下擬進行的交易中獲取收入，故董事認為訂立此類較長期限的合約對本公司有利。

此外，於東航集團於二零零五年訂立東航集團服務與支持協議前，東航集團的前身與本公司已經就提供技術服務訂立了一份協議，為期五年，詳情於本公司日期為二零零一年一月二十九日的招股書中披露。該前身協議到期後，東航集團訂立了東航集團服務與支持協議，為期三年，此乃由於東航集團當時內部建議技術服務使用者東方航空就未來提供技術服務的條款與本公司直接訂立協議。東航集團認為不必訂立長期協議。考慮東航集團服務與支持協議的背景，本公司認為東方航空服務協議之條款毋須與東航集團服務與技術支持協議相同。相反，只要東方航空同意，則該協議可以具有較長的合約期。

吾等注意到東方航空服務協議的期限將為六年，而東航集團服務與技術支持協議的現有限期為三年，由二零零五年十一月十六日起截至二零零八年十一月十五日止。如董事會函件所述，東方航空服務協議的期限乃公平磋商後釐定。

如董事所告知， 貴公司已與中國東方航空武漢有限責任公司、中國南方航空股份公司、海南航空股份有限公司及上海航空股份有限公司訂立若干航空服務協議，為期三年以上，詳情載列於二零零六年通函。按董事所告知，此等交易中的服務性質與(i)東航集團服務與技術支持協議；及(ii)東方航空服務協議項下交易的服務性質類同。

從截至二零零四年十二月三十一日止年度至截至二零零六年十二月三十一日止年度，貴集團自貴公司向東方航空提供服務所得收入錄得每年約22.6%的複合年增長率。貴公司向東方航空提供服務所得收入約佔貴集團截至二零零六年十二月三十一日止三個年度營業額的11.9%、12.7%及13.4%。

如二零零六年通函所載列，經貴公司股東於二零零六年臨時股東大會批准後，東航集團(包括其附屬公司(如東方航空)及聯營公司)與貴公司根據東航集團服務與技術支持協議，於截至二零零八年十二月三十一日止三個年度內擬進行交易的年度上限分別為人民幣284,620,000元、人民幣370,120,000元及人民幣481,080,000元。

II. 東方航空服務協議

1. 訂立東方航空服務協議的理由及利益

如董事會函件所述，由於東方航空為東航集團服務與技術支持協議項下技術服務的唯一接受方，故東方航空認為，以其自身名義與貴公司訂立有關技術服務的協議更為適宜，因此東方航空已與貴公司訂立東方航空服務協議。

由於東方航空服務協議並未規定其將取代東航集團服務與技術支持協議，故東航集團服務與技術支持協議於其有效期(即自二零零五年十一月十六日起至二零零八年十一月十五日止三年期間)內將繼續有效。然而，由於東方航空與貴公司的進一步交易將受東方航空服務協議規管，故東航集團服務與技術支持協議實質上將會被東方航空服務協議取代。東方航空服務協議的期限為由二零零六年一月一日起截至二零一一年十二月三十一日止。

審閱東方航空服務協議後，吾等注意到根據此協議項下提供之信息技術服務與貴集團之核心業務類同。有鑑於此，吾等認為訂立東方航空服務協議乃於貴集團日常業務過程中進行。

鑑於貴公司向東方航空提供服務，獲得可觀收入，吾等認為倘若貴公司向東方航空提供服務的合約期限延長，而貴公司獲得該合約，則對貴集團有利，此乃由於(i)貴集團可長期自可靠客戶獲得收入，並(ii)於相關期間受惠於中國航空業的預期增長。

5. **東航集團服務與技術支持協議**

根據服務與技術支持協議， 貴公司已同意向多名航空服務發起人(包括東航集團)提供各項航空信息服務與技術支持，包括但不限於：

(i) 提供(其中包括)綜合信息、航班資料、航班監控、客票銷售、自動客票銷售、公佈貨運價格等服務的航班監控系統服務；

(ii) 提供(其中包括)航班信息顯示、實時航班預訂、自動客票銷售、客票價格顯示及其他旅遊相關服務等的電子旅遊分銷系統服務；

(iii) 提供辦理登機手續、登機及配載平衡服務的機場旅客處理系統服務；及

(iv) 提供(其中包括)網絡傳輸及連接服務的民航及商業數據網絡服務。

如董事會函件所述， 貴公司已與東航集團於二零零五年十一月十六日訂立東航集團服務與技術支持協議，自二零零五年十一月十六日起至二零零八年十一月十五日止為期三年。東航集團服務與技術支持協議規定，協議中凡提及東航集團，均包括其附屬公司及聯營公司。由於東方航空為東航集團之附屬公司，故其與 貴公司有關技術服務的交易受東航集團服務與技術支持協議的規管。 貴公司與東方航空於東航集團服務與技術支持協議項下的交易已獲股東於二零零六年臨時股東大會批准。

以下載列 貴公司向東方航空提供服務所得收入金額以及 貴集團截至二零零六年十二月三十一日止三個年度的營業額：

	截至十二月三十一日止年度		
	二零零四年	**二零零五年**	**二零零六年**
	(人民幣百萬元)	*(人民幣百萬元)*	*(人民幣百萬元)*
貴公司向東方航空提供服務所得收入**(a)**	152.2	190.6	228.8
貴集團的營業額**(b)**	1,282.9	1,496.8	1,711.7
(a) / (b)	**11.9%**	**12.7%**	**13.4%**

貴集團圍繞商營航空公司座位控制產品線、分銷業務信息技術解決方案產品線及運價產品線，以完善和改進航空信息技術服務及其延伸服務。 貴公司自主開發的電子客票技術被中國主要商營航空公司採用，包括東方航空及中國南方航空股份有限公司。

3. 東方航空及東航集團的資料

中國東方航空為在聯交所主板上市的公司(股份代號：670)，主要經營民航業務、包括客運、貨運、郵運，及其他延伸的航空服務。東航集團為 貴公司發起人及一家投資控股公司。

4. 中國的經濟及航空業

根據二零零七年三月二十一日於民航總局官方網頁發佈的《2006年民航機場生產統計公報》，中國機場的客運量(以乘客人數計算)於截至二零零六年十二月三十一日止年度增加至約332,000,000人，即與截至二零零五年十二月三十一日止年度同期比較增長約16.7%。

根據中華人民共和國國家統計局刊發的《中國統計年鑑 — 2006》以及中華人民共和國國家統計局官方網頁發佈的統計數字，由二零零年起至二零零六年，中國國內生產總值由人民幣約9,921,000,000,000元增加至約人民幣20,941,000,000,000元，複合年增長率為每年約13.3%。

考慮到(i)中國航空業客運量的高速增長；(ii) 中國國內生產總值的平穩增長；及(iii)截至二零零四年十二月三十一日止年度至截至二零零六年十二月三十一日止年度 貴集團營業額複合年增長率約每年15.5%，董事預期集團的營業額將繼續在新近未來達致平穩增長。

已考慮的主要因素及理由

I. 背景

1. 貴集團的資料

貴集團主在中國要從事提供航空信息技術服務。茲提述 貴公司截至二零零六年十二月三十一日年度止年度報告，作為中國航空旅遊業信息技術解決方案的主導供應商， 貴公司處於中國航空旅遊分銷價值鏈的核心環節：在向中國商營航空公司提供先進的航空信息技術服務及其延伸服務的同時， 貴公司亦在向旅行社、旅遊分銷代理人、售票處、機構客戶及個人消費者分銷商營航空公司產品與服務、提供信息技術解決方案。

截至二零零六年十二月三十一日止三個年度各年度， 貴集團的營業額如下：

	截至十二月三十一日止年度		
	二零零四年	**二零零五年**	**二零零六年**
	(人民幣百萬元)	*(人民幣百萬元)*	*(人民幣百萬元)*
	(經審核)	(經審核)	(經審核)
貴集團的營業額	1,282.9	1,496.8	1,711.7

從截至二零零四年十二月三十一日止年度至截至二零零六年十二月三十一日止年度， 貴集團經審核總營業額每年錄得約15.5%的複合增長率(「複合年增長率」)。如董事所告知， 貴集團營業額的增長乃主要由於(i) 中國經濟高速增長；(ii) 中國與其他國家的國際貿易增加及(iii) 中國航空及旅遊業發展所致。

2. 貴集團航空信息技術業務的資料

如董事所告知， 貴公司提供的航空信息技術(「航空信息技術」)服務是由一系列的產品和解決方案組成，為中國商營航空公司和外國及地區航空公司提供電子旅遊分銷服務(包括航班控制系統服務和計算機分銷系統服務)、機場旅客處理服務，以及與上述核心業務相關的延伸信息技術服務，包括但不限於：為商營航空公司決策提供支持的數據服務、支持航空聯盟的產品服務、發展商營航空公司電子客票、電子商務的解決方案以及支持商營航空公司和機場提高地面營運效率的信息管理系統等服務。茲提述 貴公司截至二零零六年十二月三十一日止年度年度報告，截至二零零六年十二月三十一日止年度由航空信息技術服務帶來的收入增長約12.7%，增加至約人民幣1,395,200,000元，佔 貴集團該年度營業額約81.5%。

(v) 貴公司截至二零零七年六月三十日止六個月中期報告；

(vi) 二零零六年通函；及

(vii) 通函。

吾等亦已研究、分析及依賴以下資料：

(i) 中華人民共和國國家統計局刊發的《中國統計年鑑 — 2006年》；

(ii) 中華人民共和國國家統計局官方網頁發佈的統計數字；

(iii) 於二零零七年三月二十一日民航總局官方網頁發佈的《2006年民航機場生產統計公報》；

(iv) Electronic Data Systems Corporation的網頁，彼乃一家科技服務公司，主要從事提供信息技術及商業程序外判服務；

(v) 載於Satyam Computer Services Limited的網頁的資料，彼乃一家科技服務公司，主要從事提供信息技術顧問及信息技術相關服務；及

(vi) 全球多媒體信息服務、合併財務市場及業務的新聞、數據及分析的分銷商彭博所發佈的資料。

吾等假設該資料準確可靠，並無對該資料的準確性進行任何獨立核證。該資料是在吾等已能製定獨立意見的基準上向吾等提供。

吾等認為，吾等已查閱足夠資料以達致知情見解，並有理由依據通函所載資料的準確性，及為吾等的推薦意見提供合理基礎。吾等亦認為，吾等已採取上市規則第13.80條項下(包括有關附註)規定的一切合理措施，以達致吾等的意見及建議。然而，吾等並無對 貴集團及東方航空服務協議的訂約方的業務、財務狀況或前景進行任何方式的深入調查，亦未對 貴集團、董事和 貴集團管理層所提供資料、所做聲明或所發表的意見進行任何獨立調查。

茲提述董事會函件，東航集團為　貴公司的發起人之一，故根據上市規則第14A.11(3)條，為貴公司的關連人士。就董事所深知及深信，東航集團於本最後可行日期持有東方航空已發行股份的約59.7%權益。東方航空為東航集團的附屬公司，故為東航集團的聯繫人。因此，根據上市規則第14A.11(4)條，東方航空為關連人士之聯繫人，故亦為　貴公司的關連人士。由於東航集團為　貴公司的關連人士，以及持續關連交易按年計算的百分比率超逾2.5%，故擬根據東方航空服務協議進行的交易，構成上市規則第14A條項下　貴公司的非豁免持續關連交易。持續關連交易須獲得獨立股東於特別股東大會上以投票方式表決批准。

吾等作為獨立董事委員會及獨立股東之獨立財務顧問，吾等之職責乃就持續關連交易是否符合 (i)　貴集團的日常業務過程；(ii) 一般商業條款；及(iii) 就獨立股東而言是否公平合理，是否符合　貴集團及股東的整體利益，以及年度上限就獨立股東而言是否公平合理，和是否符合　貴集團及股東之整體利益，向　閣下提供獨立意見及提供建議。

此外，由於東方般空服務協議的期限超逾三年， 吾等將解釋東方般空服務協議需要較長期限的原因，並告知此等期限是否屬於該類型合約的正常商業慣例。

吾等的意見基準

吾等在達致有關意見及建議時，乃依賴　貴集團、董事及　貴集團管理層向吾等提供的資料及事實以及所發表意見的準確性。吾等假設董事在通函內所做出的所有聲明及計劃均經審慎周詳查詢及按中肯意見合理做出。吾等亦假設所獲或通函所載或所提述的所有資料、聲明及意見於其編製及提供時，以及直至臨時股東大會日期止，在各個方面均屬真實，準確及完整，且可予信賴。吾等無理由懷疑　貴集團、董事及貴集團管理層向吾等提供的資料及聲明的真實性、準確性及完整性，及吾等已獲董事告知，通函內所提供或提述的資料並無遺漏重大事實。

在提交吾等意見時，吾等已研究及分析並依賴、有關　貴集團及持續關連交易的資料，內容載列如下：

(i)　東航集團服務與技術支持協議；

(ii)　東方航空服務協議；

(iii)　貴公司截至二零零五年十二月三十一日止年度年度報告；

(iv)　貴公司截至二零零六年十二月三十一日止年度年度報告；

以下為招商向獨立董事委員會及獨立股東發出之意見函件全文，以供載於本通函內。

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

香港
中環
交易廣場一期
48樓

中國民航信息網絡股份有限公司
中華人民共和國北京海淀區
科學院南路2號
融科資訊中心
郵編100080

致中國民航信息網絡股份有限公司獨立董事委員會及獨立股東

敬啟者：

持續關連交易：
東方航空服務協議

緒言

茲提述吾等已獲委任為獨立財務顧問，向 貴公司獨立董事委員會及獨立股東提供有關持續關連交易及年度上限的意見。持續關連交易及年度上限的詳情載於 貴公司日期為二零零七年十月十日向股東發出的通函(「通函」)內的董事會函件(「董事會函件」)，而本函件構成其中一部分。除文義另有所指外，本函件所使用的詞彙與通函所界定者具有相同涵義。

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)

(股份編號：696)

敬啟者：

持續關連交易

謹此提述本公司於二零零七年十月十日向其獨立股東發出的通函(「**通函**」，本函件亦為其一部份)。除非文義另有所指，本函件所採用的詞語與通函所下定義者具有相同涵義。

吾等已獲董事會委任，以審議持續關連交易及年度上限。招商證券已獲委任為獨立財務顧問，以向吾等及獨立股東提供有關意見。

務請閣下注意本通函所載的董事會函件及招商證券函件。經考慮本通函招商證券意見函所列招商證券考慮的主要因素、理由及意見後，吾等認為，持續關連交易乃(i)於本集團的一般及日常業務過程中進行；(ii)按正常的商業條款進行；(iii)對獨立股東公平合理並符合本集團及股東的整體利益，及年度上限就獨立股東而言屬公平合理並符合本集團及股東的整體利益。因此，吾等推薦獨立股東投票贊成將於臨時股東大會上提呈的普通決議案，以批准持續關連交易及年度上限。

此致

列位獨立股東 台照

代表
獨立董事委員會
易永發 袁耀輝 蔡敬金
獨立非執行董事
謹啟

二零零七年十月十日

11. 推薦意見

務請閣下留意載於本通函第11頁的獨立董事委員會函件，及載於本通函第12頁至第25頁的招商證券函件，當中載有招商證券就持續關連交易及年度上限向獨立董事委員會及獨立股東提供的意見，以及在達致該等意見時所考慮的主要因素及理由。

經考慮招商證券意見後，獨立董事委員會認為，持續關連交易乃(i)於本集團一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)對獨立股東公平合理及符合本集團及股東的整體利益，及年度上限就獨立股東而言屬公平合理並符合本集團及股東的整體利益。因此，獨立董事委員會推薦獨立股東於臨時股東大會上投票贊成普通決議案，以批准持續關連交易及相關年度上限。

12. 一般資料

敬請 閣下留意本通函附錄所載的一般資料。

此致

列位股東 台照

承董事會命
中國民航信息網絡股份有限公司
董事長
朱永
謹啟

二零零七十月十日

9. 投票安排

根據上市規則，持續關連交易及年度上限須經獨立股東批准。因此，東航集團、東方航空及其各自聯繫人將就批准持續關連交易及年度上限的決議案放棄投票。於最後可行日期，東航集團、東方航空及中國東方航空武漢有限責任公司(東方航空持有其96%股權的附屬公司)在本公司已發行股本中持有每股面值人民幣1元的226,746,000股內資股，佔本公司已發行總股本約12.76%。

根據上市規則第13.39(4)條，獨立股東將於臨時股東大會上投票表決以通過持續關連交易及年度上限，東航集團及東方航空及其各自聯繫人則放棄投票。表決結果將於臨時股東大會結束後公佈。

10. 表決程序

根據公司章程第73條，於本公司股東大會上，決議案須以舉手之方式表決，除非如下人士在舉手表決以前或以後，要求以投票方式表決：

(i) 會議主席；

(ii) 至少兩名有表決權的股東或者有表決權的股東代理人；或

(iii) 單獨或合共持有在該會議上有表決權的股份10%或以上的一名或多名本公司股東或其代理人。

7. 上市規則的規定

如上文所述，鑒於東方航空為本公司的關連人士，故上述持續關連交易構成上市規則第14A章項下本公司的持續關連交易。

由於持續關連交易按年計算的百分比率超逾2.5%，故持續關連交易須遵守上市規則有關申報、公告及尋求獨立股東批准的規定。

東方航空服務協議的合約期超逾三年。董事認為東方航空服務協議超過三年的合約期對本公司具商業利益，且此類合約訂立該等年期屬正常商業慣例及符合上市規則第14A.35(1)條的規定。由於東方航空同意訂立更長合約期的協議，故本公司訂立的東方航空服務協議的合約期為五年，而非東航集團服務與技術支持協議的三年期限。由於本公司將從東方航空服務協議項下擬進行的交易中獲取收入，故董事認為訂立此類較長期限的合約對本公司有利。本通函第12至25頁的招商證券函件載有獨立財務顧問招商證券就東方航空服務協議合約期限的詳細意見。

本公司將遵照上市規則第14A.45條的規定，於隨後刊發的年度報告及賬目中披露有關持續關連交易的資料。

8. 臨時股東大會

本公司將於二零零七年十一月二十三日上午十一時於中華人民共和國北京海淀區科學院南路2號融科資訊中心C座南樓19層1907會議室召開臨時股東大會，以審議及酌情通過(其中包括)持續關連交易項下擬進行的交易及年度上限。臨時股東大會通告載於本通函第34至35頁。

本通函隨附用於臨時股東大會的代表委任表格。無論　閣下是否擬出席臨時股東大會，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，且無論如何不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，閣下仍可親身出席臨時股東大會或其任何續會，並於會上投票。

5. 年度上限

如下所載乃相關期間內，東方航空與本公司根據東方航空服務協議已訂立或擬訂立持續關連交易之年度上限概要：

二零零七年度上限	人民幣297,388,000元(約相等於297,388,000港元)
二零零八年度上限	人民幣386,604,000元(約相等於386,604,000港元)
二零零九年度上限	人民幣502,585,000元(約相等於502,585,000港元)
二零一零年度上限	人民幣653,360,000元(約相等於653,360,000港元)
二零一一年度上限	人民幣849,368,000元(約相等於849,368,000港元)

於截至二零一一年十二月三十一日止五個年度各年的年度上限，乃參考(i)東方航空與本公司根據東航集團服務與技術支持協議及其前身協議，於截至二零零六年十二月三十一日止三個年度所進行的歷史年度交易金額；及(ii)估計的交易量增幅(經計及中國航空旅遊業的預期增長及公幹次數持續增加等因素)。董事估計持續關連交易每年將增加約15%至30%，並以30%的水平釐定年度上限的金額。

董事認為，持續關連交易的年度上限乃屬公平合理。

6. 進行持續關連交易的理由及利益

本集團的主要業務為於中國提供航空信息技術服務。

如上文「背景」一段所述，東方航空一直是東航集團服務與技術支持協議項下技術服務的唯一接受方。向東方航空提供技術服務乃於本集團日常及一般業務過程中進行。

持續關連交易乃於並將於本集團的一般及日常業務過程進行。

4. 過往交易紀錄

如下所載乃於截至二零零六年十二月三十一日止三個年度期間，東方航空與本公司根據東航集團服務與技術支持協議及其前身協議所進行的交易金額概要：

截至十二月三十一日止年度		
二零零四年	**二零零五年**	**二零零六年**
人民幣152,182,000元 (約相等於 152,182,000港元)	人民幣190,561,000元 (約相等於 190,561,000港元)	人民幣228,760,000元 (約相等於 228,760,000港元)

東航集團服務與技術支持協議項下擬進行交易之年度上限

如二零零六年通函所載，經本公司股東於二零零六年臨時股東大會批准後，東航集團(包括其附屬公司(如東方航空)及聯營公司)與本公司根據東航集團服務與技術支持協議，於截至二零零八年十二月三十一日止三個年度內擬進行交易的年度上限如下：

截至十二月三十一日止年度		
二零零六年	**二零零七年**	**二零零八年**
人民幣284,620,000元 (約相等於 284,620,000港元)	人民幣370,120,000元 (約相等於 370,120,000港元)	人民幣481,080,000元 (約相等於 481,080,000港元)

東航集團(包括其附屬公司(如東方航空)及聯營公司)與本公司於二零零七年一月一日至二零零七年八月二十九日期間的交易金額，乃位於上述截至二零零七年十二月三十一日止年度的年度上限之內。

附註：

1. 東方航空服務協議日期為二零零七年六月三十日。經董事會於二零零七年八月二十四日舉行的董事會會議批准後，本公司於二零零七年八月二十九日簽署了該協議。東方航空服務協議於二零零七年八月二十九日生效。

2. 於二零零六年一月一日至二零零七年八月二十九日期間(「**批准期間**」)，本公司乃根據東航集團服務與技術支持協議向東方航空提供技術服務。就書面確認東方航空與本公司於批准期間內的交易而言，東方航空服務協議的期限亦包含了批准期間。

如上文所述，除期限與簽署方以外，東航集團服務與技術支持協議與東方航空服務協議項下技術服務的條款及實際接受方(即東方航空)在所有重大方面均相同。

3. 有關東方航空的資料

東航集團為本公司的發起人之一，故根據上市規則第14A.11(3)條，為本公司的關連人士。就董事所深知及深信，東航集團於本最後可行日期持有東方航空已發行股份的約59.7%權益。東方航空為東航集團的附屬公司，故為東航集團的聯繫人。因此，根據上市規則第14A.11(4)條，東方航空為關連人士之聯繫人，故亦為本公司的關連人士。

東方航空在聯交所主板上市(股份代號：670)，主要經營民航業務，包括客運、貨運、郵運及其他延伸的航空業務。

服務費 ： 東方航空就東方航空服務協議項下技術服務應付的服務費與二零零六年通函所載的東航集團服務與技術支持協議項下東方航空的應付費用相同。目前，該等服務費乃按民航總局規定的現行計費標準釐定，該標準與日期為二零零一年一月二十九日的公司招股書內所披露者相同。

根據民航總局的規定價(視乎進行交易的系統種類)，東方航空須就每位乘客向本公司支付預訂費，國內航線每位乘客收費介乎人民幣4.5元至人民幣6.5元(視乎每月的預訂客量)，國際及地區航線則介乎人民幣6.5元至人民幣7元。

東方航空向本公司支付的服務費亦包括：(i)機場旅客處理系統處理的國際及地區航線登機乘客每人收取最高人民幣7元的准許價，及國內航線登機乘客每人收取最高人民幣4元的准許價(視乎航線、載客量及服務水平等)；(ii)本公司就APP系統所處理的每班航機收取最高准許價為人民幣500元的配載平衡服務(視乎飛機的規模)，及(iii)使用本公司物理標識設備(PID)等數據網絡服務的連接費和維修費(視乎設備的種類和數量)。

服務費按月計算，並須於收到發票後三十天內以現金支付。

本公司須於每月二十日就上月收款金額開出發票。

董事認為，上述服務費的釐訂基準乃屬公平合理。

東方航空服務協議

日期	：	二零零七年六月三十日 *(附註1)*
訂約方	：	本公司(作為技術服務的提供方)；及東方航空(作為技術服務的接受方)。
期限	：	二零零六年一月一日至二零一一年十二月三十一日 *(附註2)*
續約年數	：	一年
服務	：	東方航空服務協議項下由本公司提供的服務與二零零六年通函所載的東航集團服務與技術支持協議項下所提供的服務相同。該等服務包括但不限於：

(i) 提供(其中包括)綜合信息、航班資料、航班監控、客票 銷售、自動客票銷售、公佈貨運價格等服務的航班監控系統服務；

(ii) 提供(其中包括)航班信息顯示、實時航班預訂、自動客票銷售、客票價格顯示及其他旅遊相關服務等的電子旅遊分銷系統服務；

(iii) 提供辦理登機手續、登機及配載平衡服務的機場旅客處理系統服務；及

(iv) 提供(其中包括)網絡傳輸及連接服務的民航及商業數據網絡服務。

董事建議於臨時股東大會上，就相關期間內的持續關連交易及年度上限尋求獨立股東批准。

本通函旨在為閣下提供(其中包括)：(i)持續關連交易的進一步詳情；(ii)招商證券就持續關連交易及年度上限向獨立董事委員會及獨立股東提供的意見函件；(iii)獨立董事委員會就持續關連交易向獨立股東提供有關持續關交易及年度上限的推薦意見；及(iv)臨時股東大會的通告，會上將審議及酌情通過決議案以批准持續關連交易及年度上限。

2. 持續關連交易

背景

如二零零六年通函所載，本公司已與東航集團訂立東航集團服務與技術支持協議，自二零零五年十一月十六日起至二零零八年十一月十五日止為期三年。東航集團服務與技術支持協議規定，協議中凡提及東航集團，均包括其附屬公司及聯營公司。東方航空為東航集團之附屬公司，故其與本公司有關技術服務的交易受東航集團服務與技術支持協議的規管。本公司與東方航空於東航集團服務與技術支持協議項下的交易已獲本公司股東於二零零六年臨時股東大會批准。

由於東方航空為東航集團服務與技術支持協議項下技術服務的唯一接受方，故東方航空認為，以其自身名義與本公司訂立有關技術服務的協議更為適宜，因此東方航空已與本公司訂立東方航空服務協議。

由於東方航空服務協議並未規定其將取代東航集團服務與技術支持協議，故東航集團服務與技術支持協議於其有效期(即自二零零五年十一月十六日起至二零零八年十一月十五日止三年期間)內將繼續有效。然而如上文所述，由於東方航空為東航集團服務與技術支持協議項下技術服務的唯一接受方，及東方航空與本公司的進一步交易將受東方航空服務協議規管，故東航集團服務與技術支持協議實質上將會被東方航空服務協議取代。

中國航信 TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
（在中華人民共和國註冊成立的股份有限公司）

(股份編號：696)

董事：
朱　永 *(董事長)*
朱曉星
丁衛平
宋金箱
王全華#
羅朝庚#
宮國魁#
榮　剛#
孫湧濤#
劉德俊#
夏　毅#
宋　简#
易永發##
袁耀輝##
蔡敬金##

註冊辦事處：
中華人民共和
北京海淀區
科學院南路2號
融科資訊中心
郵編100080

非執行董事
獨立非執行董事

敬啟者：

持續關連交易
及臨時股東大會通告

1. 背景

本公司已就其日期為二零零七年九月十九日的公告所載的持續關連交易訂立東方航空服務協議。

「聯交所」	指	香港聯合交易所有限公司
「技術服務」	指	本集團將向東方航空提供載於上述「東方航空服務協議」一段的各項航空信息服務與技術支持
「服務與技術支持協議」	指	本公司與航空服務發起人訂立的服務與技術支持協議或航空服務協議，詳情載於二零零六年通函或本公司二零零七年三月七日的通函

就本通函而言，除另有說明外，所使用的1港元 = 人民幣1.00元及1美元 = 7.80港元的兑換率(在適用情況下)僅為闡釋之用，並不構成為表示有任何款額曾經、可能曾經或可以兑換的聲明。

「持續關連交易」	指	東方航空服務協議項下擬進行的交易
「臨時股東大會」	指	本公司旨在(其中包括)尋求獨立股東批准持續關連交易及年度上限而於二零零七年十一月二十三日星期五召開的臨時股東大會，大會通告將載於擬寄發予本公司股東的通函第34頁至35頁
「本集團」	指	本公司及其附屬公司
「獨立董事委員會」	指	本公司將成立的獨立董事委員會，以就持續關連交易及年度上限向獨立股東提供建議
「獨立股東」	指	除東航集團及其聯繫人以外的本公司股東
「信息技術」	指	信息技術
「最後可行日期」	指	二零零七年十月八日，即本通函付印前為確定其所載若干資料的最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「百分比率」	指	截至二零一一年十二月三十一日止五個年度
「中國」	指	中華人民共和國
「相關期間」	指	截至二零一一年十二月三十一日止五個年度
「人民幣」	指	人民幣，中國法定貨幣
「股份」	指	本公司股本中每股人民幣1.00元的H股
「股東」	指	本公司的股東

「聯繫人」	指	具有上市規則第1章及第19A章所賦予的涵義
「董事會」	指	董事會
「派送紅股」	指	向股東派送紅股，即按以每持有一股現有股派送一股紅股的基準發行888,157,500股每股面值人民幣1元的新普通股，已於二零零七年六月五日舉行的股東周年大會及類別股東大會上獲批准
「民航總局」	指	中國民用航空總局，乃中國民航業監管機構
「東方航空」	指	中國東方航空股份有限公司，為東航集團的附屬公司
「東方航空服務協議」	指	東方航空與本公司就技術服務訂立的日期為二零零七年六月三十日的協議
「東航集團」	指	中國東方航空集團公司，為本公司的發起人
「東航集團服務與技術支持協議」	指	本公司與東航集團就技術服務於二零零五年十一月十六日就有關技術服務訂立的協議，有關詳情載於二零零六年通函
「招商證券」	指	招商證券(香港)有限公司，獨立董事委員會及獨立股東的獨立財務顧問，為根據證券及期貨條例進行第1類(證券交易)、第2類(期貨合約交易)、第4類(證券諮詢)、第6類(企業財務顧問)及第9類(資產管理)受規管活動的持牌法團
「本公司」	指	中國民航信息網絡股份有限公司，根據中華人民共和國法律註冊成立的公司，其股份在聯交所上市，而其美國預托證券在美國場外證券市場進行買賣

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「二零零六年通函」	指	本公司日期為二零零六年四月七日的有關(其中包括)東航集團服務與技術支持協議的通函
「二零零六年臨時股東大會」	指	本公司於二零零六年五月二十五日召開的臨時股東大會
「二零零七年度上限」	指	截至二零零七年十二月三十一日止年度，東方航空根據東方航空服務協議預計應付費用之最高金額
「二零零八年度上限」	指	截至二零零八年十二月三十一日止年度，東方航空根據東方航空服務協議預計應付費用之最高金額
「二零零九年度上限」	指	截至二零零九年十二月三十一日止年度，東方航空根據東方航空服務協議預計應付費用之最高金額
「二零一零年度上限」	指	截至二零一零年十二月三十一日止年度，東方航空根據東方航空服務協議預計應付費用之最高金額
「二零一一年度上限」	指	截至二零一一年十二月三十一日止年度，東方航空根據東方航空服務協議預計應付費用之最高金額
「航空服務發起人」	指	(i)海南航空股份有限公司，(ii)中國東方航空武漢有限責任公司，(iii)上海航空股份有限公司，(iv)山東航空股份有限公司，(v)深圳航空有限責任公司，(vi)四川航空股份有限公司，(vii)中國南方航空股份有限公司，及(viii)中國國際航空股份有限公司
「年度上限」	指	二零零七年度上限、二零零八年度上限、二零零九年度上限、二零一零年度上限及二零一一年度上限

目　錄

頁次

閣下如對本通函任何方面或所應採取行動**有任何疑問**，應諮詢　閣下的註冊證券商、銀行經理、股票經紀、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有**中國民航信息網絡股份有限公司**的股份，應立即將本通函連同隨附的代表委任表格送交買主或受讓人、或經手買賣或轉讓的銀行、註冊證券商或其他代理，以便轉交買主或受讓人。

中国航信 TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

（在中華人民共和國註冊成立的股份有限公司）

（股份編號：696）

持續關連交易
及
臨時股東大會通告

獨立董事委員會及獨立股東之獨立財務顧問

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

董事會函件載於本通函第1頁至第10頁。獨立董事委員會函件載於本通函第11頁。獨立財務顧問招商證券致獨立董事委員會及獨立股東的函件載有其向獨立董事委員會及獨立股東提供的意見，載於本通函第12頁至第25頁。

臨時股東大會將於二零零七年十一月二十三日（星期五）上午十一時於中國北京海淀區科學院南路2號融科資訊中心C座南樓19層1907會議室召開，大會通告載於本通函第34頁至第35頁。無論　閣下是否擬出席臨時股東大會，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，且無論如何不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，閣下仍可親身出席臨時股東大會或其任何續會，並於會上投票。

二零零七年十月十日

announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

中国航信 TravelSky

中国民航信息网络股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONNECTED TRANSACTION: JOINT VENTURE AGREEMENT

The Board announces that on 12 October 2007, the Company entered into the Joint Venture Agreement for the formation of the JV Company in the PRC.

The Joint Venture Agreement is entered into in the ordinary and usual course of business of the Group. The Directors, including the independent non-executive Directors, are of the view that the terms of the Joint Venture Agreement are on normal commercial terms and are fair and reasonable and the entering into the Joint Venture Agreement is in the interests of the Company and its shareholders as a whole.

As set out in the paragraph headed "Connected relationship and Listing Rules requirements" in this announcement below, the entering into the Joint Venture Agreement, according to Rule 14A.32(1) of the Listing Rules, is subject to the reporting and announcement requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and is exempt from approval from the independent shareholders' approval requirement.

INTRODUCTION

The Board announces that on 12 October 2007, the Company entered into the Joint Venture Agreement for the formation of the JV Company in the PRC.

The Joint Venture Agreement

Date:	12 October 2007
Parties:	The Company Southern Airlines Guangdong Airport Management
Term:	Ten years from the date of establishment of the JV Company
Purpose:	To set up the JV Company for provision of maintenance services for APP Front-end Application System and related value-added services
Major terms:	(a) Registered capital

RMB20,000,000, to be paid up in cash as to RMB8,200,000 (41%) by Guangdong Airport Management, as to RMB7,800,000 (39%) by Southern Airlines and as to RMB4,000,000 (20%) by the Company, within 30 days from the date of the Joint Venture Agreement. The amount of the registered capital is determined by reference to the amount of investment required for setting up and operation of the JV Company. The registered capital required to be paid up by the Company, which is determined by reference to the shareholding in the JV Company, will be funded by internal financial resources of the Group. Apart from the capital contribution of the registered capital of RMB4,000,000, there is no further capital commitment of the Company pursuant to the Joint Venture Agreement.

(b) Board of directors of the JV Company

The board of directors of the JV Company comprises five directors (including the chairman of the board of directors), as to two directors nominated by Guangdong Airport Management, two directors nominated by Southern Airlines and one director nominated by the Company. The term of the directorship shall be three years. The first chairman of the board of directors of the JV Company shall be nominated by Guangdong Airport Management.

(c) Pre-emptive right of the shareholders

The shareholders of the JV Company shall have pre-emptive right when the other shareholders transfer their interest in the JV Company and priority in case of increase of registered capital of the JV Company.

(d) Profit sharing

The profits and other kind of distributions of the JV Company will be shared by the shareholders according to their shareholding in the JV Company.

Information on Southern Airlines and Guangdong Airport Management

Southern Airlines and its subsidiaries are principally engaged in the provision of domestic, Hong Kong and Macau and international passenger, cargo and mail airline services. Southern Airlines is a company listed on the Main Board of the Stock Exchange (Stock Code: 1055). It is a subsidiary of Southern Holding, a promoter of the Company.

Guangdong Airport Management is a state-owned enterprise under the direct supervision of the Peoples' Government of Guangdong Province, the PRC for monitoring aviation transportation services. To the Directors' best knowledge, information and belief having made all reasonable enquiries, Guangdong Airport Management and its ultimate beneficial owners are parties independent of the Company and its connected persons (within the meanings under the Listing Rules). There is no prior relationship between the Group and Guangdong Airport Management and its ultimate beneficial owners.

Reasons for entering into the Joint Venture Agreement

The Group is principally engaged in provision of aviation information technology services in the PRC.

The Group's participation in the JV Company can strengthen its cooperation with the Guangdong Airport Management and Southern Airlines in respect of APP Front-end Application System, based on which the Group can enhance its development in the area of APP Front-end Application System. The Group's 20% interest in the JV Company will be recorded as the Group's associate after the Group's contribution of the registered capital as mentioned above.

The Joint Venture Agreement is entered into in the ordinary and usual course of business of the Group. The Directors, including the independent non-executive Directors, are of the view that the terms of the Joint Venture Agreement are on normal commercial terms and are fair and reasonable and the entering into the Joint Venture Agreement is in the interests of the Company and its shareholders as a whole.

Connected relationship and Listing Rules requirements

Southern Airlines is a company incorporated in the PRC and a subsidiary of Southern Holding, a promoter of the Company. Southern Holding is a promoter of the Company and thus a connected person of the Company under Rule 14A.11(3) of the Listing Rules. To the best knowledge and belief of the Directors having made all reasonable enquiries, Southern Holding was interested in about 50.3 % of the issued shares of Southern Airlines as at the date of this announcement. Southern Airlines, being a subsidiary of Southern Holding, is an associate of Southern Holding. Therefore, according to Rule 14A.11(4) of the Listing Rules, Southern Airlines, being an associate of a connected person, is also a connected person of the Company.

The entering into the Joint Venture Agreement by the Company with Southern Airlines therefore constitutes connected transaction under Chapter 14 of the Listing Rules for the Company. Since the Percentage Ratios of the aggregate of the commitment of the Company under the Joint Venture Agreement do not exceed 2.5%, the entering into the Joint Venture Agreement by the Company is only subject to announcement and reporting requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirement.

The Group did not have prior transactions of similar nature with Southern Airlines, Guangdong Airport Management or their respective ultimate beneficial owners which should be aggregated with the Joint Venture Agreement pursuant to Rule 14A.25 of the Listing Rules.

The Company has entered into an airline services agreement dated 23 January 2006 with Southern Airlines for a term expiring on 31 December 2008, pursuant to which the Group will provide certain technology services to Southern Airlines. Details of such airline services agreement and the transactions contemplated thereby are set out in the Company's circular dated 7 April 2006. Such airline services agreement and the transactions contemplated thereby have already been approved by the shareholders of the Company at the extraordinary general meeting held on 25 May 2006.

Certain airports which are under the control of Guangdong Airport Management provide services to the users of the Company's airport passenger processing system and the Company will pay those airports for provision of such services, out of the services fees received by the Company from the users of its airport passenger processing system.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"APP Front-end Application System"	front-end application system of airport passenger processing system
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the Board of Directors
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Guangdong Airport Management"	廣東省機場管理集團公司(Guangdong Province Airport Management Group Company), a company established in the PRC
"Joint Venture Agreement"	the joint venture agreement dated 12 October 2007 and entered into between the Company, Southern Airlines and Guangdong Airport Management for the establishment and operation of JV Company in the PRC

"JV Company"	Guangzhou Airport AirSpan Information Technology Co. Ltd. (廣州空港航翼信息科技有限公司), an equity joint venture enterprise to be set up in the PRC pursuant to the Joint Venture Agreement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"PRC" or "China"	the People's Republic of China
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules
"RMB"	Renminbi, the lawful currency of the PRC
"Southern Airlines"	China Southern Airlines Company Limited (中國南方航空股份有限公司), a subsidiary of Southern Holding
"Southern Holding"	China Southern Air Holding Company (中國南方航空集團公司), a promoter of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

For the purpose of this announcement, unless otherwise indicated, the exchange rate at HK$1 = RMB1.00 have been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, 12 October 2007

As at the date of this announcement, the Board comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr. Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

中国民航信息网络股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

Clarification Announcement

Reference is made to the announcement (the "Announcement") dated 15 October 2007 of Travelsky Technology Limited (the "Company"). Terms defined in the Announcement share have the same meanings in this announcement unless the content requires otherwise.

The Board would like to clarify that the amount of registered capital of the JV Company required to be paid up by Guangdong Airport Management as stated in the Chinese version of the Announcement, should be RMB8,200,000 instead of RMB82,000,000. Such amount was correctly stated in the English version of the Announcement.

The Company apologises for any inconvenience so caused.

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, 15 October 2007

As at the date of this announcement, the Board comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr. Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

中国民航信息网络股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONNECTED TRANSACTION

SUMMARY

The Board announces that on 16 October 2007, InfoSky has entered into the InfoSky DCS Implementation Service Agreement with SITA INC USA pursuant to which InfoSky has agreed to provide the InfoSky DCS Implementation Services.

SITAGCH is a connected person of the Company as it is a substantial shareholder of InfoSky, a subsidiary of the Company. To the best knowledge and belief of the Directors having made all reasonable enquiry, SITA INC USA is a fellow subsidiary of SITAGCH. Therefore, SITA INC USA is also considered as a connected person of the Company and the Connected Transaction constitutes a connected transaction for the Company. Since the relevant Percentage Ratio for the Connected Transaction is less than 2.5%, the Connected Transaction, in accordance with Rule 14A.32(1) of the Listing Rules, is only subject to the reporting and announcement requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements.

The Connected Transaction is conducted in the ordinary and usual course of business of the Group and on normal commercial terms. The Directors, including the independent non-executive Directors, are of the view that the Connected Transaction is on normal commercial terms and the terms of the Connected Transaction are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

INTRODUCTION

The Board announces that on 16 October 2007, InfoSky has entered into the InfoSky DCS Implementation Service Agreement with SITA INC USA pursuant to which InfoSky has agreed to provide the InfoSky DCS Implementation Services.

THE INFOSKY DCS IMPLEMENTATION SERVICE AGREEMENT

Date: 16 October 2007

Parties: InfoSky (as provider of services); and

SITA INC USA (as contractor for recipient of services).

Services: Pursuant to the InfoSky DCS Implementation Service Agreement, SITA INC USA has agreed to engage InfoSky to provide the InfoSky DCS Implementation Services.

Consideration: The consideration payable by SITA INC USA to InfoSky for the InfoSky DCS Implementation Services is RMB5,645,688.

The consideration for the InfoSky DCS Implementation Services was arrived at after arm's length negotiation between the parties and determined by reference to the market rate for information technology implementation services in the PRC and the amount of the work required to be done by InfoSky.

Payment term: The consideration will be paid to InfoSky in cash by instalments according to the implementation schedule of the project with the last instalment expected to be paid by June 2010.

INFORMATION ON SITA INC USA

SITAGCH is a connected person of the Company as it is a substantial shareholder of InfoSky, a subsidiary of the Company. To the best knowledge and belief of the Directors having made all reasonable enquiry, SITA INC USA is a fellow subsidiary of SITAGCH. Therefore, SITA INC USA is also considered as a connected person of the Company.

SITA INC USA is principally engaged in provision of information technology solutions to the airport transport industry.

REASONS FOR THE TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC.

The services to be provided by InfoSky under the InfoSky DCS Implementation Service Agreement are the services of the similar nature currently provided by InfoSky to its other customers. SITA INC USA outsourced part of the work to be done by it under the contract entered by it with its customer for provision of departure control system to InfoSky and InfoSky therefore entered into the InfoSky DCS Implementation Service Agreement with SITA INC USA.

CONNECTED TRANSACTION

SITAGCH is a connected person of the Company as it is a substantial shareholder of InfoSky, a subsidiary of the Company. To the best knowledge and belief of the Directors having made all reasonable enquiry, SITA INC USA is a fellow subsidiary of SITAGCH. Therefore, SITA INC USA is also considered as a connected person of the Company and the Connected Transaction constitutes a connected transaction for the Company. Since the relevant Percentage Ratio for the Connected Transaction is less than 2.5%, the Connected Transaction, in accordance with Rule 14A.32(1) of the Listing Rules, is only subject to the reporting and announcement requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements.

Save for the transactions contemplated under the InfoSky AIT System Implementation Service Agreement and TravelSky AIT System Implementation Service Agreement which were entered into by the Group in September 2006, more than twelve months from the date of the InfoSky DCS Implementation Service Agreement, the Group did not have prior transactions of similar nature with SITA INC USA or its ultimate beneficial owners. If the Connected Transaction is aggregated with the transactions contemplated under the InfoSky AIT System Implementation Service Agreement and TravelSky AIT System Implementation Service Agreement mentioned above, the relevant Percentage Ratio for such aggregated amount will be less than 2.5%, the Connected Transaction, in accordance with Rule 14A.32(1) of the Listing Rules, is still only subject to the reporting and announcement requirements under Rules 14A.45 to Rules 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements.

The Connected Transaction is conducted in the ordinary and usual course of business of the Group and on normal commercial terms. The Directors, including the independent non-executive Directors, are of the view that the Connected Transaction is on normal commercial terms and the terms of the Connected Transaction are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

DEFINITIONS

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the Board of Directors
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Connected Transaction"	the connected transaction contemplated under the InfoSky DCS Implementation Service Agreement

"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"InfoSky"	天信達信息技術有限公司 (the English name being InfoSky Technology Company Limited), a sino-foreign joint venture company incorporated in the PRC on 20 September 2000 which is 51% subsidiary of the Company
"InfoSky DCS Implementation Services"	the aviation information technology system implementation services to be provided by InfoSky to design and implement departure control system according to the direction of SITA
"InfoSky DCS Implementation Service Agreement"	an agreement dated 16 October 2007 entered into between InfoSky and SITA INC USA, pursuant to which SITA INC USA has agreed to engage InfoSky to provide InfoSky DCS Implementation Services
"InfoSky AIT System Implementation Service Agreement"	an agreement dated 7 September 2006 entered into between InfoSky and SITA, pursuant to which SITA has agreed to engage InfoSky to provide the aviation information technology system implementation services to design and implement cargo departure control system according to the direction of SITA
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Percentage Ratio"	the applicable percentage ratio, other than the profit ratio and equity capital ratio under Rule 14.07 of the Listing Rules
"PRC" or "China"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"SITAGCH"	Sociètè Internationale de Tèlècommunications Aeronautiques Greater China Holdings Limited, an investment holding company and holder of 49% of the registered capital of InfoSky

"SITA INC USA"	SITA Information Networking Computing USA Inc., a company incorporated in the United States
"SITA"	Sociètè Internationale de Tèlècommunications Aeronautiques S.C., a co-operative, non-profit-making organisation founded in Belgium
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"substantial shareholder"	have the same meaning ascribed to it under Chapter 1 of the Listing Rules
"TravelSky AIT System Implementation Service Agreement"	an agreement dated 7 September 2006 entered into between the Company and SITA, pursuant to which SITA has agreed to engage the Company to provide the aviation information technology system implementation services to design and implement passenger departure control system according to the direction of SITA

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, 16 October 2007

As at the date of this announcement, the Board comprises:

Chairman:	Mr. Zhu Yong;
Executive Directors:	Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors:	Mr. Wang Quanhua, Mr. Luo Chaogeng, Mr. Gong Guokui, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian;
Independent non-executive Directors:	Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim.

中国民航信息网络股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS: RENEWAL OF THE SHANDONG AIRLINE SERVICES AGREEMENT AND THE SICHUAN AIRLINE SERVICES AGREEMENT

Continuing Connected Transactions

The Company and Shandong Airlines and Sichuan Airlines agreed to renew the Shandong Airline Services Agreement and the Sichuan Airline Services Agreement for one year on 1 November 2007 and 14 November 2007 respectively. The transactions contemplated under the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement constitute Continuing Connected Transactions for the Company.

As set out in the paragraph headed "Listing Rules Requirements" in this announcement, the Continuing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the shareholders of the Company as a whole, and whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the shareholders of the Company as a whole. The Independent Board Committee will advise the Independent Shareholders on how to vote at the EGM on the resolution in respect of the Continuing Connected Transactions and the Annual Caps, after taking into account the recommendations of the independent financial adviser.

Independent Board Committee and the Independent Shareholders as to whether the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the shareholders of the Company as a whole, and whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the shareholders of the Company as a whole.

General

A circular containing, among other things, (i) further details of the Continuing Connected Transactions; (ii) a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transactions and the Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Continuing Connected Transactions and the Annual Caps to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

CONTINUING CONNECTED TRANSACTIONS

As set out in the 2006 Circular, the Company entered into (1) the Shandong Airline Services Agreement with Shandong Airlines on 5 November 2004 for a term of three years from 1 January 2005 to 31 December 2007; and (2) the Sichuan Airline Services Agreement with Sichuan Airlines on 26 January 2005 for a term of three years from 1 January 2005 to 1 January 2008.

The Company and Shandong Airlines and Sichuan Airlines agreed to renew the Shandong Airline Services Agreement and the Sichuan Airline Services Agreement for one year on 1 November 2007 and 14 November 2007 respectively. As disclosed in the 2006 Circular, the renewal clauses contained in the Shandong Airline Services Agreement and the Sichuan Airline Services Agreement provide that the said agreements shall be renewed for one year respectively unless terminated by parties in writing in advance. Accordingly, the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement are each of a term of one year only.

There are no prior transactions between the Company and Shandong Airlines or Sichuan Airlines which would require to be aggregated with the Continuing Connected Transactions under Rule 14A.25 of the Listing Rules.

Particulars of the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement are set out below:

Renewed Shandong Airline Services Agreement

Date : 1 November 2007

Parties : The Company (as provider of the Technology Services); and Shandong Airlines (as recipient of the Technology Services).

Term : 1 January 2008 to 31 December 2008

Renewed Sichuan Airline Services Agreement

Date : 14 November 2007

Parties : The Company (as provider of the Technology Services); and Sichuan Airlines (as recipient of the Technology Services).

Term : 1 January 2008 to 31 December 2008

The services to be provided by the Company under the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement are same as those under the Shandong Airline Services Agreement and the Sichuan Airline Services Agreement, including but not limited to:

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

The service fees for the Technology Services payable by Shandong Airlines and Sichuan Airlines respectively under the Renewed Shandong Airline Services Agreement and Renewed Sichuan Airline Services Agreement are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is same as the one disclosed in the Company's prospectus dated 29 January 2001.

In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, Shandong Airlines and Sichuan Airlines are required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.0.

In addition, the fees payable by Shandong Airlines and Sichuan Airlines to the Company for the services include (i) fees for each boarding passenger handled by the airport passenger processing system up to a maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc., (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device (PID) connection fees and maintenance fees depending on the type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on monthly basis and shall be paid within 30 days after receipt of the invoice by cash. The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

The Directors are of the view that the basis of determination of the service fees mentioned above is fair and reasonable.

INFORMATION ON SHANDONG AIRLINES AND SICHUAN AIRLINES

Shandong Airlines is a promoter of the Company and thus a connected person of the Company under Rule 14A.11(3) of the Listing Rules. Sichuan Airlines is a subsidiary of Sichuan Air Group Company, a promoter of the Company. Accordingly, Sichuan Airlines is also a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Both Shandong Airlines and Sichuan Airlines are principally engaged in airline operation in the PRC.

HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the amount of the transactions between Shandong Airlines and the Company under the Shandong Airline Services Agreement, and between Sichuan Airlines and the Company under the Sichuan Airlines Services Agreement respectively for the year ended 31 December 2006 and the nine months ended 30 September 2007 (which is based on the unaudited management accounts of the Company for the nine months ended 30 September 2007).

	Year/period ended	
	31 December 2006	**30 September 2007**
Shandong Airline Services Agreement	RMB31,699,000 (equivalent to approximately HK$33,019,792)	RMB25,000,000 (equivalent to approximately HK$26,041,667)
Sichuan Airline Services Agreement	RMB60,753,000 (equivalent to approximately HK$63,284,375)	RMB52,806,000 (equivalent to approximately HK$55,006,250)

ANNUAL CAPS FOR THE TWO YEARS ENDING 31 DECEMBER 2007

As disclosed in the 2006 Circular, the annual cap of the transactions under Shandong Airline Services Agreement for the two years ending 31 December 2007 are RMB59,920,000 and RMB77,920,000 respectively; and the annual cap of the transactions under the Sichuan Airline Services Agreement for the two years ending 31 December 2007 are RMB67,410,000 and RMB87,660,000 respectively.

Taking into account the aggregate amount of the transactions carried on pursuant to the Shandong Airlines Services Agreement and the Sichuan Airlines Services Agreement for the nine months ended 30 September 2007 as set out above, the Directors consider that the actual aggregate amount of the transactions under the said two agreements for the year ending 31 December 2007 would not exceed the annual cap for the year ending 31 December 2007 as set out above.

ANNUAL CAPS

The respective annual caps for the year ending 31 December 2008 under the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement are RMB45,646,560 (equivalent to approximately HK$47,548,500) and RMB102,672,570 (equivalent to approximately HK$106,950,594) are determined by reference to (i) the historical transaction amounts between Shandong Airlines and the Company under the Shandong Airline Services Agreement and between Sichuan Airlines and the Company under the Sichuan Airline Services Agreement for the year ended 31 December 2006 and the nine months ended 30 September 2007; and (ii) the estimated growth of the transaction volume taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips. The Directors estimate that (i) the Continuing Connected Transactions under the Renewed Shandong Airline Services Agreement will increase by about 15% to 20% per annum and 20% is used in determining the amount of the annual caps of such transactions mentioned above; and (ii) the Continuing Connected Transactions under the Renewed Sichuan Airline Services Agreement will increase by about 15% to 30% per annum and 30% is used in determining the amount of the annual caps of such transactions mentioned above.

The Directors are of the view that each of the annual caps under the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement in respect of the Continuing Connected Transactions are fair and reasonable.

REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC. The provision of the Technology Services to Shandong Airlines and Sichuan Airlines is in the ordinary and usual course of business of the Group.

The Continuing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Group.

The Directors are of the view that the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms and; (iii) the terms of the Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the shareholders of the Company as a whole.

LISTING RULES REQUIREMENTS

Given that both Shandong Airlines and Sichuan Airlines are connected persons of the Company as mentioned above, the Continuing Connected Transactions constitute continuing connected transaction for the Company under Chapter 14A of the Listing Rules.

While none of the applicable Percentage Ratios for the Continuing Connected Transactions exceed 25%, the annual consideration under each of the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement will exceed HK$10,000,000. Accordingly, the Continuing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

The Company will establish the Independent Board Committee to advise the Independent Shareholders as to whether the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the shareholders of the Company as a whole, and whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the shareholders of the Company as a whole. The Independent Board Committee will advise the Independent Shareholders on how to vote at the EGM on the resolution in respect of the Continuing Connected Transactions and the Annual Caps, after taking into account the recommendations of the independent financial adviser.

Independent Board Committee and the Independent Shareholders as to whether the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the shareholders of the Company as a whole, and whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the shareholders of the Company as a whole.

The Company will disclose information in relation to the Continuing Connected Transactions in its subsequent published annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

GENERAL

A circular containing, among other things, (i) further details of the Continuing Connected Transactions; (ii) a letter from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transactions and the Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Continuing Connected Transactions and the Annual Caps to the Independent Shareholders; and (iv) a notice of the EGM will be despatched to the shareholders of the Company as soon as practicable.

In this announcement, the following expressions shall have the meaning set out below unless the context requires otherwise:

"2006 Circular"	the Company's circular dated 7 April 2006 in relation to, among other things, the Shandong Airline Services Agreement and the Sichuan Airline Services Agreement
"Annual Caps"	the respective annual caps under the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of Directors
"CAAC"	中國民用航空總局 (General Administration of Civil Aviation of China) , the administrative authority in the civil aviation industry in the PRC
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Continuing Connected Transactions"	the transactions contemplated under the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement
"Directors"	the directors of the Company

"EGM"	extraordinary general meeting of the Company to be convened for the purpose of, among other things, approving the Continuing Connected Transactions and the Annual Caps by the Independent Shareholders, and the notice of which will be set out in a circular to be despatched to the shareholders of the Company
"Group"	the Company and its subsidiaries
"Independent Board Committee"	the independent board committee of the Company to be formed by the Company to advise the Independent Shareholders in respect of the Continuing Connected Transactions and the Annual Caps
"Independent Shareholders"	the shareholders of the Company, other than Shandong Airlines, Sichuan Airlines and their respective associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC"	the People's Republic of China
"Renewed Shandong Airline Services Agreement"	the Shandong Airline Services Agreement which on 1 November 2007 Shandong Airlines and the Company agreed to renew for a term of one year from 1 January 2008 to 31 December 2008
"Renewed Sichuan Airline Services Agreement"	the Sichuan Airline Service Agreement which on 14 November 2007, Sichuan Airlines and the Company agreed to renew for a term of one year from 1 January 2008 to 31 December 2008
"RMB"	Renminbi, the lawful currency of the PRC

"Shandong Airlines"	Shandong Airlines Company Limited (山東航空股份有限公司) , a promoter of the Company
"Shandong Airline Services Agreement"	the agreement dated 5 November 2004 entered into between Shandong Airlines and the Company in relation to the Technology Services for a term of three years from 1 January 2005 to 31 December 2007
"Sichuan Airlines"	Sichuan Airlines Company Limited (四川航空股份有限公司), a subsidiary of Sichuan Air Group Company (四川航空集團公司) which is a promoter of the Company
"Sichuan Airline Services Agreement"	the agreement dated 5 November 2004 entered into between Shandong Airlines and the Company in relation to the Technology Services for a term of three years from 1 January 2005 to 31 December 2007
"Share(s)"	H share(s) of RMB1.00 each in the capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Technology Services"	various aviation information technology services and ancillary support to be provided by the Group to Shandong Airlines and Sichuan Airlines as set out in the paragraph headed "Continuing Connected Transactions" above

For the purpose of this announcement, unless otherwise indicated, the exchange rate at HK$1 = RMB0.96 has been used, where applicable, for the purpose of illustration only and not constitute a representation that any amount have been, could have been or may be exchanged.

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, 19 November 2007

As at the date of this announcement, the Board comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr. Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

TravelSky

中国民航信息网络股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT

VOTING RESULTS OF RESOLUTIONS PROPOSED AT EXTRAORDINARY GENERAL MEETING

The Board is pleased to announce that the ordinary resolution regarding CE Airline Services Agreement and the related Annual Caps for the five years ending 31 December 2011 was duly passed by way of poll by the Independent Shareholders at the EGM.

Reference is made to the announcement of TravelSky Technology Limited (the "**Company**") dated 19 September 2007 and the circular (the "**Circular**") to the shareholders of the Company dated 10 October 2007 regarding the Continuing Connected Transactions. Terms used herein shall have the same meanings as defined in the Circular unless the context requires otherwise.

VOTING RESULTS OF THE EGM

The Board is pleased to announce that the ordinary resolution regarding the CE Airline Services Agreement and the transactions contemplated thereunder and the related Annual Caps for the five years ending 31 December 2011 was duly passed by way of poll by the Independent Shareholders at the EGM (the "Resolution").

As at 23 November 2007, there were 1,776, 315,000 shares in the capital of the Company in issue. In accordance with the Listing Rules and as disclosed in the Circular, CE Holding, CE Airlines and their respective associates, which in aggregate held 226,746,000 shares in the capital of the Company, representing about 12.76% of all the issued shares of the Company as at the date of the EGM, abstained from voting on the Resolution at the EGM.

The total number of shares of the Company entitling the Independent Shareholders to attend and vote for or against the Resolution at the EGM was 1,549,569,000, representing approximately 87.24% of the total issued share capital of the Company as at the date of the EGM. There was no share of the Company entitling the Independent Shareholders to attend and vote only against the Resolution at the EGM.

The Company has appointed PricewaterhouseCoopers, the auditor of the Company as the scrutineer to monitor the vote taking procedures at the EGM. The results of the EGM are as follows:

Ordinary Resolutions	**Number of votes (%)**	
	For	**Against**
To approve the CE Airline Services Agreement and the transactions contemplated thereunder and the related Annual Caps for the five years ending 31 December 2011.	1,222,974,502 Shares (100%)	0 Shares (0 %)

By the order of the Board
Zhu Yong
Chairman

Beijing, the People's Republic of China 23 November 2007

As at the date of this announcement, the Board comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr. Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent non-executive Directors:	Mr Yuan Yaohui, Mr Yick Wing Fat, Simon, and Mr Chua Keng Kim.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, stock broker, solicitor, professional accountant or other professional advisers.

If you have sold or transferred all your shares in **TravelSky Technology Limited**, you should at once hand this circular together with the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

中国航信 TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

CONTINUING CONNECTED TRANSACTIONS:
RENEWAL OF THE SHANDONG AIRLINE SERVICES AGREEMENT
AND
THE SICHUAN AIRLINE SERVICES AGREEMENT
AND
NOTICE OF EGM

Independent financial adviser to
the Independent Board Committee and the Independent Shareholders

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

A letter from the Board is set out on pages 1 to 8 of this circular. A letter from the Independent Board Committee is set out on page 9 of this circular. A letter from China Merchants containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 10 to 20 of this circular.

A notice convening the EGM to be held at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No.2 Ke Xue Yuan South Road, Haidian District, Beijing, People's Republic of China at 11:00 a.m. on Friday, 25 January 2008 is set out on pages 29 to 30 of this circular. Whether or not you intend to be present at the EGM, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed on it to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

10 December 2007

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"2006 Circular"	the Company's circular dated 7 April 2006 in relation to, among other things, the Shandong Airline Services Agreement and the Sichuan Airline Services Agreement
"2006 EGM"	the extraordinary general meeting of the Company held on 25 May 2006
"Annual Caps"	the respective annual caps under the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement
"associate(s)"	have the same meaning ascribed to it under Chapters 1 and 19A of the Listing Rules
"Board"	the board of the Directors
"Bonus Issue"	the bonus issue of 888,157,500 new ordinary shares at par value of RMB1 per share to the Shareholders on the basis of one bonus share for one existing share, which was approved by the Shareholders at the Company's annual general meeting and classing meetings held on 5 June 2007
"CAAC"	中國民用航空總局(General Administration of Civil Aviation of China), the administrative authority in the civil aviation industry in the PRC
"China Merchants"	China Merchants Securities (HK) Co., Ltd., the independent financial adviser to the Independent Board Committee and the Independent Shareholders and a corporation licensed to carry on Type 1 (dealings in securities), Type 2 (dealings in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities under the SFO
"Company"	TravelSky Technology Limited, a company incorporated under the laws of the PRC whose Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Continuing Connected Transactions"	the transactions contemplated under the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement
"Directors"	the directors of the Company

"EGM"	extraordinary general meeting of the Company convened to be held on Friday, 25 January 2008 for the purpose of approving the Continuing Connected Transactions and the Annual Caps by the Independent Shareholders, and the notice of which is set out on pages 29 to 30 of this circular
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Independent Board Committee"	the independent board committee of the Company established by the Company which comprises Yick Wing Fat, Simon, Yuan Yaohui and Chua Keng Kim to advise the Independent Shareholders in respect of the Continuing Connected Transactions and the Annual Caps
"Independent Shareholders"	the Shareholders, other than Shandong Airlines, Sichuan Airlines and their respective associates
"Latest Practicable Date"	6 December 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Percentage Ratios"	the percentage ratios, other than the profits ratio and equity capital ratio, under Rule 14.07 of the Listing Rules as calculated on an annual basis
"PRC"	the People's Republic of China
"Renewed Shandong Airline Services Agreement"	the Shandong Airline Services Agreement which on 1 November 2007, Shandong Airlines and the Company agreed to renew for a term of one year from 1 January 2008 to 31 December 2008
"Renewed Sichuan Airline Services Agreement"	the Sichuan Airline Services Agreement which on 14 November 2007, Sichuan Airlines and the Company agreed to renew for a term of one year from 1 January 2008 to 31 December 2008
"RMB"	Renminbi, the lawful currency of the PRC
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Shandong Airlines"	Shandong Airlines Company Limited (山東航空股份有限公司), a promoter of the Company and the B shares in the capital of which are listed on the Shenzhen Stock Exchange
"Shandong Airline Services Agreement"	the agreement dated 5 November 2004 entered into between Shandong Airlines and the Company in relation to the Technology Services for a term of three years from 1 January 2005 to 31 December 2007
"Sichuan Airlines"	Sichuan Airlines Company Limited (四川航空股份有限公司), a subsidiary of Sichuan Air Group Company (四川航空集團公司) which is a promoter of the Company
"Sichuan Airline Services Agreement"	the agreement dated 26 January 2005 entered into between Sichuan Airlines and the Company in relation to the Technology Services for a term of three years from 1 January 2005 to 1 January 2008
"Share(s)"	H share(s) of RMB1.00 each in the capital of the Company
"Shareholder(s)"	shareholder(s) of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Technology Services"	various aviation information technology services and ancillary support to be provided by the Group to Shandong Airlines and Sichuan Airlines as set out in the paragraph headed "Continuing Connected Transactions" in the Letter from the Board in this Circular
"%"	per cent

For the purpose of this circular, unless otherwise indicated, the exchange rate at HK$1 = RMB0.96 has been used, where applicable, for the purpose of illustration only and does not constitute a representation that any amount have been, could have been or may be exchanged.

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

Directors:
Zhu Yong *(Chairman)*
Zhu Xiaoxing
Ding Weiping
Song Jinxiang
Wang Quanhua #
Luo Chaogeng #
Gong Guokui #
Rong Gang #
Sun Yongtao #
Liu Dejun #
Xia Yi #
Song Jian #
Yick Wing Fat, Simon ##
Yuan Yaohui ##
Chua Keng Kim ##

Registered office:
Raymon InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100080
PRC

Non-executive Directors
Independent non-executive Directors

10 December 2007

To the Shareholders

Dear Sir/Madam

**CONTINUING CONNECTED TRANSACTIONS:
RENEWAL OF THE SHANDONG AIRLINE SERVICES AGREEMENT
AND
THE SICHUAN AIRLINE SERVICES AGREEMENT
AND
NOTICE OF EGM**

1. BACKGROUND

As set out in the Company's announcement dated 19 November 2007, the Company and Shandong Airlines and Sichuan Airlines agreed to renew the Shandong Airline Services Agreement and the Sichuan Airline Services Agreement for one year on 1 November 2007 and 14 November 2007 respectively. The transactions contemplated under the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement constitute the Continuing Connected Transactions for the Company.

The Directors propose to seek the Independent Shareholders' approval for the Continuing Connected Transactions and the Annual Caps at the EGM.

The purposes of this circular are to provide you with, among other things, (i) further details of the Continuing Connected Transactions; (ii) a letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders on the Continuing Connected Transactions and the Annual Caps; (iii) the recommendation of the Independent Board Committee regarding the Continuing Connected Transactions and the Annual Caps to the Independent Shareholders; and (iv) a notice of the EGM to consider and if thought fit, pass the resolutions to approve the Continuing Connected Transactions and the Annual Caps.

2. CONTINUING CONNECTED TRANSACTIONS

Background

As set out in the 2006 Circular, the Company entered into (1) the Shandong Airline Services Agreement with Shandong Airlines on 5 November 2004 for a term of three years from 1 January 2005 to 31 December 2007; and (2) the Sichuan Airline Services Agreement with Sichuan Airlines on 26 January 2005 for a term of three years from 1 January 2005 to 1 January 2008.

The Company and Shandong Airlines and Sichuan Airlines agreed to renew the Shandong Airline Services Agreement and the Sichuan Airline Services Agreement for one year on 1 November 2007 and 14 November 2007 respectively. As disclosed in the 2006 Circular, the renewal clauses contained in the Shandong Airline Services Agreement and the Sichuan Airline Services Agreement provide that the said agreements shall be renewed for one year respectively unless terminated by parties in writing in advance. Accordingly, the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement are each of a term of one year only.

There are no prior transactions between the Company and Shandong Airlines or Sichuan Airlines which would require to be aggregated with the Continuing Connected Transactions under Rule 14A.25 of the Listing Rules.

Particulars of the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement are set out below:

Renewed Shandong Airline Services Agreement

Date	:	1 November 2007
Parties	:	The Company (as provider of the Technology Services); and Shandong Airlines (as recipient of the Technology Services).
Term	:	1 January 2008 to 31 December 2008

Renewed Sichuan Airline Services Agreement

Date : 14 November 2007

Parties : The Company (as provider of the Technology Services); and Sichuan Airlines (as recipient of the Technology Services).

Term : 1 January 2008 to 31 December 2008

The services to be provided by the Company under the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement are same as those under the Shandong Airline Services Agreement and the Sichuan Airline Services Agreement, including but not limited to:

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales and announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

The service fees for the Technology Services payable by Shandong Airlines and Sichuan Airlines respectively under the Renewed Shandong Airline Services Agreement and Renewed Sichuan Airline Services Agreement are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is same as the one disclosed in the Company's prospectus dated 29 January 2001.

In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, Shandong Airlines and Sichuan Airlines are required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the fees payable by Shandong Airlines and Sichuan Airlines to the Company for the services include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc., (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft, and (iii) fees for using the Company's data network services such as physical identified device (PID) connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

The service fees shall be calculated on monthly basis and shall be paid within 30 days after receipt of the invoice by cash. The invoice shall be issued by the Company on the 20th day of each month for the amount charged for the immediately preceding month.

The Directors are of the view that the basis of determination of the service fees mentioned above is fair and reasonable.

3. INFORMATION ON SHANDONG AIRLINES AND SICHUAN AIRLINES

Shandong Airlines is a promoter of the Company and thus a connected person of the Company under Rule 14A.11(3) of the Listing Rules. Sichuan Airlines is a subsidiary of Sichuan Air Group Company, the associate of a promoter of the Company. Accordingly, Sichuan Airlines is also a connected person of the Company under Rule 14A.11(4) of the Listing Rules. Both Shandong Airlines and Sichuan Airlines are principally engaged in airline operation in the PRC.

4. HISTORICAL TRANSACTION RECORDS

Set out below is a summary of the amount of the transactions between Shandong Airlines and the Company under the Shandong Airline Services Agreement, and between Sichuan Airlines and the Company under the Sichuan Airlines Services Agreement respectively for the year ended 31 December 2006 and the nine months ending 30 September 2007 (which is based on the unaudited management accounts of the Company for the nine months ended 30 September 2007);

	Year/period ended	
	31 December 2006	**30 September 2007**
Shandong Airline Services Agreement	RMB31,699,000 (equivalent to approximately HK$33,019,792)	RMB25,000,000 (equivalent to approximately HK$26,041,667)
Sichuan Airline Services Agreement	RMB60,753,000 (equivalent to approximately HK$63,284,375)	RMB52,806,000 (equivalent to approximately HK$55,006,250)

5. ANNUAL CAPS FOR THE TWO YEARS ENDING 31 DECEMBER 2007

As disclosed in the 2006 Circular, the annual cap of the transactions under the Shandong Airline Services Agreement for the two years ending 31 December 2007 are RMB59,920,000 and RMB77,920,000 respectively; and the annual cap of the transactions under the Sichuan Airline Services Agreement for the two years ending 31 December 2007 are RMB67,410,000 and RMB87,660,000 respectively.

Taking into account the aggregate amount of the transactions carried on pursuant to the Shandong Airlines Services Agreement and the Sichuan Airlines Services Agreement for the nine months ended 30 September 2007 as set out above, the Directors consider that the actual aggregate amount of the transactions under the said two agreements for the year ending 31 December 2007 would not exceed the annual cap for the year ending 31 December 2007 as set out above.

6. ANNUAL CAPS

The respective annual caps for the year ending 31 December 2008 for the transactions under the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement are RMB45,646,560 (equivalent to approximately HK$47,548,500) and RMB102,672,570 (equivalent to approximately HK$106,950,594) are determined by reference to (i) the historical transaction amounts between Shandong Airlines and the Company under the Shandong Airline Services Agreement and between Sichuan Airlines and the Company under the Sichuan Airline Services Agreement for the year ended 31 December 2006 and the nine months ended 30 September 2007; and (ii) the estimated growth of the transaction volume taking into account of the anticipated growth of the China's aviation and travel industry as well as the increasing frequency of business trips. The Directors estimate that (i) the Continuing Connected Transactions under the Renewed Shandong Airline Services Agreement will increase by about 15% to 20% per annum and 20% is used in determining the amount of the annual caps of such transactions mentioned above; and (ii) the Continuing Connected Transactions under the Renewed Sichuan Airline Services Agreement will increase by about 15% to 30% per annum and 30% is used in determining the amount of the annual caps of such transactions mentioned above.

The Directors are of the view that each of the annual caps under the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement in respect of the Continuing Connected Transactions are fair and reasonable.

7. REASONS FOR AND BENEFITS OF THE CONTINUING CONNECTED TRANSACTIONS

The Group is principally engaged in provision of aviation information technology services in the PRC. The provision of the Technology Services to Shandong Airlines and Sichuan Airlines is in the ordinary and usual course of business of the Group.

The Continuing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Group.

The Directors are of the view that the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) the terms of the Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the shareholders of the Company as a whole.

8. LISTING RULES REQUIREMENTS

Given that both Shandong Airlines and Sichuan Airlines are connected persons of the Company as mentioned above, the Continuing Connected Transactions constitute continuing connected transaction for the Company under Chapter 14A of the Listing Rules.

While none of the Percentage Ratios for the Continuing Connected Transactions on an annual basis exceed 25%, the annual consideration under each of the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement will exceed HK$10,000,000. Accordingly, the Continuing Connected Transactions are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules.

The Company will disclose information in relation to the Continuing Connected Transactions in its subsequent published annual report and accounts in accordance with Rule 14A.45 of the Listing Rules.

9. THE EGM

The EGM will be held at Conference Room 1907, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, People's Republic of China at 11:00 a.m. on Friday, 25 January 2008 to consider and, if thought fit, approve, among other matters, the transactions contemplated under the Continuing Connected Transactions and the Annual Caps. Notice of the EGM is set out on pages 29 to 30 of this circular.

A form of proxy for use at the EGM is enclosed with this circular. Whether or not you intend to be present at the EGM, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed on it to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and delivery of the form of proxy will not prevent you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

10. VOTING ARRANGEMENTS

Under the Listing Rules, the Continuing Connected Transactions and the Annual Caps are subject to the approval of the Independent Shareholders. Accordingly, Shandong Airline, Sichuan Airlines and their respective associates will abstain from voting on the resolutions to approve the Continuing Connected Transactions and the Annual Caps. As at the Latest Practicable date, Shandong Airlines was interested in 8,697,000 domestic shares of RMB1 each in the issued share capital of the Company, representing about 0.49% of the total issued share capital of the Company while Sichuan Airlines was interested in 3,445,000, domestic shares of RMB1 each in the issued share capital of the Company, representing about 0.19% of the total issued share capital of the Company.

In accordance with Rule 13.39(4) of the Listing Rules, the vote of the Independent Shareholders taken at the EGM to approve the Continuing Connected Transactions and the Annual Caps will be taken by poll, with Shandong Airlines, Sichuan Airlines and their respective associates abstaining from voting. The voting results will be announced after the EGM.

11. POLL PROCEDURE

Pursuant to Article 73 of the Articles of Association of the Company, a resolution put to the vote at a meeting shall be decided on a show of hands unless (before or after the voting on show of hands) a poll is demanded:

(i) by the chairman of such meeting;

(ii) by at least two Shareholders present in person or by proxy for the time being entitled to vote at the meeting; or

(iii) by shareholder(s) of the Company present in person or by proxy(ies) and holding 10% or more Shares conferring a right to vote at the meeting on his/her own or in aggregate.

12. RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on page 9 of this circular and the letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders in connection with the Continuing Connected Transactions and the Annual Caps and the principal factors and reasons considered by it in arriving at such advice set out on pages 10 to 20 of this circular.

The Independent Board Committee, having taken into account the advice of China Merchants, considers that the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the Shareholders as a whole, and the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the ordinary resolutions approving the Continuing Connected Transactions and the Annual Caps at the EGM.

13. GENERAL

Your attention is drawn to the general information set out in the appendix to this circular.

Yours faithfully,
By order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

中國航信 TravelSky

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

10 December 2007

To the Independent Shareholders

Dear Sir/Madam,

CONTINUING CONNECTED TRANSACTIONS: RENEWAL OF THE SHANDONG AIRLINE SERVICES AGREEMENT AND THE SICHUAN AIRLINE SERVICES AGREEMENT

We refer to the circular ("**Circular**") issued by the Company to its shareholders dated 10 December 2007 of which this letter forms part. Capitalised terms defined in the Circular shall have the same meanings in this letter unless the context otherwise requires.

We have been appointed by the Board to consider the Continuing Connected Transactions. China Merchants has been appointed as independent financial adviser to advise us and the Independent Shareholders in this respect.

We wish to draw your attention to the letter from the Board and the letter from China Merchants set out in the Circular. Having considered the principal factors and reasons considered by, and the advice of, China Merchants set out in its letter of advice set out in the Circular, we consider that the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the Shareholders as a whole, and the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions approving the Continuing Connected Transactions and the Annual Caps at the EGM.

Yours faithfully,
For and on behalf of the
Independent Board Committee

Yick Wing Fat, Simon
Yuan Yaohui
Chua Keng Kim

Independent non-executive Directors

The following is the text of the letter of advice from China Merchants to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

48th Floor,
One Exchange Square,
Central,
Hong Kong

10 December 2007

TravelSky Technology Limited
Raycom InfoTech Park,
No. 2 Ke Xue Yuan South Road,
Haidian District,
Beijing 100080,
the People's Republic of China

To: the Independent Board Committee and the Independent Shareholders of TravelSky Technology Limited

Dear Sirs,

**CONTINUING CONNECTED TRANSACTIONS:
RENEWAL OF THE SHANDONG AIRLINE SERVICES AGREEMENT
AND
THE SICHUAN AIRLINE SERVICES AGREEMENT**

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions and the Annual Caps, details of which are contained in the letter from the Board (the "Letter from the Board") of the circular dated 10 December 2007 (the "Circular") issued by the Company to the Shareholders, of which this letter forms part. Terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires.

As referred to in the Letter from the Board, Shandong Airlines is a promoter of the Company and thus a connected person of the Company under Rule 14A.11(3) of the Listing Rules. Sichuan Airlines is a subsidiary of Sichuan Air Group Company, the associate of a promoter of the Company. Accordingly, Sichuan Airlines is also a connected person of the Company under Rule 14A.11(4) of the Listing Rules. While none of the Percentage Ratios for the Continuing Connected Transactions on an annual basis exceed 25%, the annual consideration under each of the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement will exceed HK$10,000,000. As such, the transactions contemplated under each of the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement constitute non-exempt continuing connected transactions for the Company under Chapter 14A of the Listing Rules. The Continuing Connected Transactions are subject to the approval by the Independent Shareholders by way of poll at the EGM.

In our capacity as the independent financial adviser to the Independent Board Committee and the Independent Shareholders, our role is to provide you with an independent opinion and recommendation as to whether the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Group and the Shareholders as a whole, and whether the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole.

BASIS OF OUR OPINION

In formulating our advice and recommendation, we have relied on the accuracy of the information and facts supplied, and the opinions expressed by the Group, the Directors and the Group's management to us. We have assumed that all statements of belief and intention made by the Directors in the Circular were made after due enquiry. We have also assumed that all information, representations and opinion made or referred to in the Circular were true, accurate and complete at the time they were made and will continue to be true at the date of the EGM. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Group, the Directors and the Group's management, and have been advised by the Directors that no material facts have been omitted from the information provided by or referred to in the Circular.

In rendering our opinion, we have researched, analyzed and relied on information in relation to the Group and the Continuing Connected Transactions as set out below:

(i) the Shandong Airline Services Agreement and the Sichuan Airline Services Agreement;

(ii) the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement;

(iii) the annual report of the Company for the year ended 31 December 2005;

(iv) the annual report of the Company for the year ended 31 December 2006;

(v) the interim report of the Company for the six months ended 30 June 2007;

(vi) the 2006 Circular; and

(vii) the Circular.

We have also researched, analyzed and relied on information as set out below:

(i) China Statistical Yearbook 2006 (《中國統計年鑑－2006年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局);

(ii) the statistics published on the official website of the National Bureau of Statistics of China (中華人民共和國國家統計局);

(iii) the article headed "Production statistics report for civil aviation airports in 2006" (《2006年民航機場生產統計公報》) published on the official website of CAAC on 21 March 2007;

(iv) the annual report of Shandong Airlines for the year ended 31 December 2004;

(v) the annual report of Shandong Airlines for the year ended 31 December 2005;

(vi) the annual report of Shandong Airlines for the year ended 31 December 2006; and

(vii) the statistics published on the official website of Sichuan Airlines.

We have assumed such information to be accurate and reliable and have not carried out any independent verification on the accuracy of such information. Such relevant information provides us with a basis on which we have been able to formulate our independent opinion.

We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our recommendation. We also consider that we have performed all reasonable steps as required under the Rule 13.80 of the Listing Rules (including the notes thereto) to formulate our opinion and recommendation. We have not, however, conducted any form of in-depth investigations into the business affairs, financial position and future prospects of the Group and the parties to the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement, nor carried out any independent verification of the information supplied, representations made or opinions expressed by the Group, the Directors and the Group's management.

PRINCIPAL FACTORS AND REASONS CONSIDERED

I. BACKGROUND

1. Information on the Group

The Group is principally engaged in provision of aviation information technology services in the PRC. As referred to in the annual report of the Company for the year ended 31 December 2006, being a provider of information technology solutions for the China's aviation and travel industry, the Company is at a core tache along the value chain of China's aviation and travel service distribution. While the Company provides advanced aviation information technology and related services to the Chinese commercial airlines, it also distributes commercial airlines products and services and provides information technology solutions to travel agents, travel service distributors, ticketing offices, corporate clients and individual consumers.

The Group's turnover for each of the three years ended 31 December 2006 is set out below:

	Year ended 31 December		
	2004	**2005**	**2006**
	(RMB million)	*(RMB million)*	*(RMB million)*
	(Audited)	(Audited)	(Audited)
The Group's turnover	1,282.9	1,496.8	1,711.7

For the three years ended 31 December 2006, the Group's audited turnover achieved a compound average growth rate ("CAGR") of approximately 15.5% per annum. As advised by the Directors, the growth in the Group's turnover was attributable to (i) the rapid economic growth in the PRC; (ii) the increase of international trade between the PRC and other countries; and (iii) the growing aviation and tourist industries in the PRC.

2. Information on the aviation information technology business of the Group

As advised by the Directors, the Company's aviation information technology ("AIT") services, which consist of a series of products and solutions, are provided to Chinese commercial airlines as well as foreign and regional commercial airlines. The AIT services comprise electronic travel distribution service (including Inventory Control System service, Computer Reservation System service) and Airport Passenger Processing service, as well as other extended information technology solutions related to the above core businesses, including but not limited to, data service to support decisions of commercial airlines, product service to support aviation alliance, solutions for developing commercial airlines' e-ticket and ecommerce as well as information management system to improve ground operational efficiency of commercial airlines and airports. As referred to in the annual report of the Company for the year ended 31 December 2006, the revenue generated from the AIT services in the year ended 31 December 2006 increased by approximately 12.7% to approximately RMB1,395.2 million, which accounted for approximately 81.5% of the Group's total turnover for that year.

The Group has been focusing on product lines like seat management, distribution information technology solutions and fare solutions for commercial airlines, and to perfect and improve its AIT and extended services. The Group's customers include a number of commercial airlines in the PRC.

3. Information on Shandong Airlines and Sichuan Airlines

Set our below is the information on each of Shandong Airlines and Sichuan Airlines:

Entities	Relationship with the Group	Principal activities
Shandong Airlines	Shandong Airlines is one of the promoters of the Company.	The provision of passenger, cargo, mail and other extended transportation services in the PRC
Sichuan Airlines	Sichuan Airlines is a subsidiary of Sichuan Air Group Company, an associate of one of the promoters of the Company.	The provision of the air passenger, air cargo and airline-related services in the PRC

Set out below is the chart on the audited operating revenue of Shandong Airlines from the year ended 31 December 2003 to the year ended 31 December 2006, as extracted from the audited consolidated financial statements of Shandong Airlines for the corresponding years (which were prepared in accordance with the Generally Accepted Accounting Practices in the PRC):

The audited operating revenue of Shandong Airlines


RMB
4,500,000,000
4,000,000,000
3,500,000,000
3,000,000,000
2,500,000,000
2,000,000,000
1,500,000,000
1,000,000,000
500,000,000
0
Year
2003
2004
2005
2006

Source: the annual reports of Shandong Airlines for the three years ended 31 December 2006

Set out below is the chart on the number of passenger traffic of Sichuan Airlines from the year ended 31 December 2003 to the year ended 31 December 2006:

The number of passenger traffic of Sichuan Airlines



Persons
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
2003
2004
2005
2006
Year

Source: the official website of Sichuan Airlines (based on information extracted therein as at 19 November 2007)

Based on the above, we noted that (i) the audited operating revenue of Shandong Airlines increased from approximately RMB1,723,844,877 for the year ended 31 December 2003 to approximately RMB4,198,152,385 for the year ended 31 December 2006, representing a CAGR of approximately 34.5% per annum; and (ii) the number of passenger traffic of Sichuan Airlines increased from 2,221,933 persons for the year ended 31 December 2003 to 5,881,210 persons for the year ended 31 December 2006, representing a CAGR of approximately 38.3% per annum.

4. Economy and aviation industry in the PRC

Based on the article headed "Production statistics report for civil aviation airports in 2006" (《2006年民航機場生產統計公報》) published on the official website of CAAC on 21 March 2007, the number of passenger traffic of the PRC airports (measured by number of passengers) in the PRC increased to approximately 332 million for the year ended 31 December 2006, representing an increase of approximately 16.7% as compared with that for the year ended 31 December 2005.

Based on China Statistical Yearbook 2006 (《中國統計年鑑－2006年》) published by the National Bureau of Statistics of China (中華人民共和國國家統計局) and the statistics published on the official website of the National Bureau of Statistics of China (中華人民共和國國家統計局), from 2000 to 2006, the PRC's Gross Domestic Product increased from approximately RMB9,921 billion to approximately RMB20,941 billion, representing a CAGR of approximately 13.3% per annum.

Taking into account (i) the robust growth in the passenger traffic of the aviation industry in the PRC; (ii) the steady growth of the Gross Domestic Product in the PRC; and (iii) the CAGR of the Group's turnover of approximately 15.5% per annum from the year ended 31 December 2004 to the year ended 31 December 2006, we concur with the Directors' view that the Group's turnover will continue to achieve a stable growth in the coming years.

5. The Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement

The AIT services and ancillary support to be provided by the Group under the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement are the same as those under the Shandong Airline Services Agreement and the Sichuan Airline Services Agreement, including but not limited to:

(i) flight control system services which provide, among other services, the consolidated information, flight formation, flight control, flight tickets sales, automatic tickets sales, announcement of freight price;

(ii) electronic travel distribution system services which provide, among other services, flight information display, real-time flight reservation, automatic tickets sales, tickets price display and other travel-related services;

(iii) airport passenger processing system services which provide check-in, boarding and load planning services; and

(iv) civil aviation and commercial data network services which provide, among other services, the network transmission services and connection services.

Set out below are the amounts of revenue derived from services provided by the Company to Shandong Airlines and Sichuan Airlines for the year ended 31 December 2006 and the nine months ended 30 September 2007:

	Year ended 31 December 2006 *(RMB)*	**For the nine months ended 30 September 2007** *(RMB)*
Revenue derived from services provided by the Company to Shandong Airlines	31,699,000	25,000,000
Revenue derived from services provided by the Company to Sichuan Airlines	60,753,000	52,806,000

As set out in the 2006 Circular, (i) the annual caps for the transactions between Shandong Airlines and the Company contemplated under the Shandong Airline Services Agreement for the year ended 31 December 2006 and the year ending 31 December 2007, which have been approved by the independent Shareholders at the 2006 EGM, are RMB59,920,000 and RMB77,920,000 respectively; and (ii) the annual caps for the transactions between Sichuan Airlines and the Company contemplated under the Sichuan Airline Services Agreement for the year ended 31 December 2006 and the year ending 31 December 2007, which have been approved by the independent Shareholders at the 2006 EGM, are RMB67,410,000 and RMB87,660,000 respectively.

II. THE RENEWED SHANDONG AIRLINE SERVICES AGREEMENT AND THE RENEWED SICHUAN AIRLINE SERVICES AGREEMENT

1. Reasons for and benefits of entering into the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement

As referred to in the Letter from the Board, the Group is principally engaged in provision of AIT services in the PRC. The transactions under the Shandong Airline Services Agreement and the Sichuan Airline Services Agreement had been duly approved by the independent Shareholders at the 2006 EGM.

As referred to in the Letter from the Board, the Company and Shandong Airlines and Sichuan Airlines agreed to renew the Shandong Airline Services Agreement and the Sichuan Airline Services Agreement for one year on 1 November 2007 and 14 November 2007 respectively. As disclosed in the 2006 Circular, the renewal clauses contained in the Shandong Airline Services Agreement and the Sichuan Airline Services Agreement provide that the said agreements shall be renewed for one year respectively unless terminated by parties in writing in advance. Accordingly, the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement are each of a term of one year only.

After reviewing the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement, we noted that the IT services provided under such agreement are similar to (i) the core businesses of the Group; and (ii) the Shandong Airline Services Agreement and the Sichuan Airline Services Agreement. In light of the above, we consider that the entering into of the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement is in the ordinary and usual course of business of the Group.

2. The terms of the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement

As referred to in the Letter from the Board, the service fees for the Technology Services payable by Shandong Airlines and Sichuan Airlines respectively under the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement are currently determined in accordance with the existing pricing schedule prescribed by CAAC, which is the same as the one disclosed in the Company's prospectus dated 29 January 2001. We have discussed with the Directors and were informed that the services fees to be charged by the Group under the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement are governed by the aforesaid pricing schedule prescribed by CAAC.

In accordance with CAAC's prescribed prices, depending on the types of system through which the transactions are processed, Shandong Airlines and Sichuan Airlines are required to pay the Company a per passenger booking fee for domestic routes ranging from RMB4.5 to RMB6.5 depending on the monthly booking volume, and for international and regional routes ranging from RMB6.5 to RMB7.

In addition, the fees payable by Shandong Airlines and Sichuan Airlines to the Company for the services include (i) fees for each boarding passenger handled by the airport passenger processing system up to maximum allowable price of RMB7 for international and regional routes and up to a maximum of allowable price of RMB4 for domestic routes depending on the types of the route, volume, level of services etc.; (ii) load balancing fees for each flight handled by the airport passenger processing system up to maximum allowable price of RMB500 depending on the size of the aircraft; and (iii) fees for using the Company's data network services such as physical identified device connection fees and maintenance fees depending on type and quantity of equipment at the rate prescribed by CAAC.

In this regard, we have reviewed the services fees to be charged by the Group under the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement, and noted that they are within the respective price ranges prescribed by CAAC. Based on the aforesaid, we consider that the pricing of the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement, which is based on the price ranges prescribed by CAAC, is on normal commercial terms and is fair and reasonable so far as the Independent Shareholders are concerned.

Overall, we consider that the terms of the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole.

III. THE ANNUAL CAPS

Set out below is a summary of (i) the annual caps for each of the Shandong Airline Services Agreement and the Sichuan Airline Services Agreement for the year ended 31 December 2006 and the year ending 31 December 2007; and (ii) the annual caps for each of the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement for the year ending 31 December 2008:

	Year ended 31 December 2006 *(RMB)*	**Year ending 31 December 2007** *(RMB)*	**Year ending 31 December 2008** *(RMB)*
The Shandong Airline Services Agreement	59,920,000	77,920,000	N/A
The Renewed Shandong Airline Services Agreement	N/A	N/A	45,646,560
The Sichuan Airline Services Agreement	67,410,000	87,660,000	N/A
The Renewed Sichuan Airline Services Agreement	N/A	N/A	102,672,570

The annual cap for the Renewed Shandong Airline Services Agreement for the year ending 31 December 2008 (the "**2008 Shandong Airlines Cap**") represents a decrease of approximately 41% as compared with the annual cap for the Shandong Airline Services Agreement for the year ending 31 December 2007 of RMB77,920,000, and is higher than the revenue derived from the services provided by the Company to Shandong Airlines for the nine months ended 30 September 2007 of RMB25,000,000 by approximately 83%.

The annual cap for the Renewed Sichuan Airline Services Agreement for the year ending 31 December 2008 represents an increase of approximately 17% as compared with the annual cap for the Sichuan Airline Services Agreement for the year ending 31 December 2007 of RMB87,660,000, and is higher than the revenue derived from the services provided by the Company to Sichuan Airlines for the nine months ended 30 September 2007 of RMB52,806,000 by approximately 94%.

We consider that the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned, taking into account:

(i) the Annual Caps are based on the revenue derived from the services provided by the Company to Shandong Airlines and Sichuan Airlines respectively for the year ended 31 December 2006 and the nine months ended 30 September 2007;

(ii) the positive outlook of the aviation industry in the PRC;

(iii) the historical growth in the Group's turnover;

(iv) the historical growth in the Group's revenue derived from its AIT services;

(v) the historical growth in the number of passenger traffic of Sichuan Airlines; and

(vi) the historical growth in the Group's revenue derived from services provided by the Company to Shandong Airlines and Sichuan Airlines.

We noted that the 2008 Shandong Airlines Cap represents a decrease of approximately 41% as compared with the annual cap for the Shandong Airline Services Agreement for the year ending 31 December 2007 of RMB77,920,000. Given that the revenue derived from the services provided by the Company to Shandong Airlines for the year ended 31 December 2006 (the "**2006 Shandong Actual Amount**") amounted to approximately RMB31,699,000, the 2008 Shandong Airlines Cap is higher than the 2006 Shandong Actual Amount by approximately 44%, which is tantamount to say that the 2008 Shandong Airlines Cap represents a CAGR of approximately 20% per annum as compared with the 2006 Shandong Actual Amount.

Based on the aforesaid, we consider that the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned, and are in the interests of the Group and the Shareholders as a whole.

RECOMMENDATION

Having considered the above principal factors and reasons, we consider that the Continuing Connected Transactions are (i) in the ordinary and usual course of business of the Group; (ii) on normal commercial terms; and (iii) fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole, and the Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Group and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the ordinary resolution to approve the Continuing Connected Transactions and the Annual Caps at the EGM.

For and on behalf of
China Merchants Securities (HK) Co., Ltd.
Tony Wu
Executive Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. INTERESTS AND SHORT POSITIONS OF DIRECTORS, SUPERVISORS AND CHIEF EXECUTIVE IN THE SHARE CAPITAL OF THE COMPANY

As at the Latest Practicable Date, the interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) held by the Directors, supervisor or chief executive of the Company which is required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or any interests required to be entered in the register maintained in accordance with Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules are as follow:

Name of Director	Number and class of shares *(Note 1)*	Capacity of Holder	Percentage to the corresponding share capital	Percentage to the total share capital *(Note 2)*
Chua Keng Kim	417,000 H shares (L) of RMB1 each	Interest of spouse	0.07%	0.02%

Notes:

1. (L) — Long position

2. The percentage to the total share capital is calculated based on the total number of 1,776,315,000 shares in issue of the Company as at 30 June 2007.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, supervisor or chief executive of the Company had any interest or short position in any shares, underlying shares and debentures of the Company or any of its associated corporations (as defined in Part XV of the Ordinance) which is required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO), or any interests required to be entered in the register maintained in accordance with Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules.

3. SUBSTANTIAL SHAREHOLDERS

(a) As at the Latest Practicable Date, as far as it was known to any Directors, supervisors or chief executive of the Company, the following entities (other than the Directors, supervisors or chief executive of the Company disclosed under the paragraph headed "Interests and short positions of Directors, supervisors and chief executive in the share capital of the Company" above) had an interest or short position in the respective class of Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of the respective class of share capital carrying rights to vote in all circumstances at general meetings of the Company:

Name of shareholder	Class and no. of securities *(Note 1)*	Capacity	Approximate percentage of respective class of xshare capital	Approximate percentage of total share capital *(Note 2)*
OppenheimerFunds, Inc	74,939,000 H shares of RMB1 each (L)	Investment Manager	12.05%	4.22%
Platinum Investment Management Limited (Formerly known as Platinum Asset Management Limited)	5,656,276 H shares of RMB1 each (L)	Investment Manager	1.82% *(Notes 3 and 9)*	0.32%
	22,820,650 H shares of RMB1 each (L)	Trustee (other than a bare trustee)	7.34% *(Notes 3 and 9)*	1.28%
Matthews International Capital Management, LLC	28,239,000 H shares of RMB1 each (L)	Investment Manager	9.08% *(Notes 4 and 9)*	1.59%
J.P.Morgan Fleming Asset Management (Asia) Inc.	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14% *(Notes 5 and 9)*	1.25%
J.P.Morgan Fleming Asset Management Holdings Inc.	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14% *(Notes 5 and 9)*	1.25%
JF Asset Management Limited	22,199,000 H shares of RMB1 each (L)	Investment Manager	7.14% *(Notes 5 and 9)*	1.25%

Templeton Asset Management Limited	48,835,000 H shares of RMB1 each (L)	Investment Manager	7.85%	2.75%
Plantinum International Fund	15,809,650 H shares of RMB1 each (L)	Beneficial owner	5.09% *(Notes 6 and 9)*	0.89%
China TravelSky Holding Company	198,496,500 Domestic shares of RMB1 each (L) *(Note 7)*	Beneficial owner	34.38%	22.35%
China Southern Air Holding Company	116,460,500 Domestic shares of RMB1 each (L) *(Note 7)*	Beneficial owner	20.17%	13.11%
China Eastern Air Holding Company ("CE Holding")	109,414,500 Domestic shares of RMB1 each (L) *(Note 7)*	Beneficial owner	18.95%	12.32%
	5,317,000 Domestic shares of RMB1 each (L) *(Note 8)*	Interest of controlled corporations	0.46%	0.29%
China National Aviation Holding Company	89,433,500 Domestic shares of RMB1 each (L) *(Note 7)*	Beneficial owner	15.49%	10.07%

Notes:

(1) (L) - Long position.

(2) Percentage of total share capital is based on 1,776,315,000 shares of the total issued share capital of the Company as at the Latest Practicable Date.

(3) Such percentage is shown in the corporate substantial shareholder notice of Platinum Investment Management Limited declared and dated 11 April 2007 at the latest. As to the knowledge, the information collected and belief of the Directors, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. Please also refer to note (9) below.

(4) Such percentage is shown in the corporate substantial shareholder notice of Matthews International Capital Management declared and dated 5 August 2005 at the latest. As to the knowledge, the information collected and belief of the Directors, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. Please also refer to note (9) below.

(5) Such percentage is shown in the corporate substantial shareholder notice of this shareholder declared and dated 1 April 2003 at the latest. As to the knowledge, the information collected and belief of the Directors, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. Please also refer to note (9) below.

(6) Such percentage is shown in the corporate substantial shareholder notice of Plantinum International Fund declared and dated 18 April 2007 at the latest. As to the knowledge, the information collected and belief of the Directors, they are unable to confirm whether such ratio represents the shareholding ratio of the shareholder after the Bonus Issue. Please also refer to note (9) below.

(7) To the knowledge of the directors of the Company, after the Bonus Issue, the number of the domestic shares of the Company held by substantial shareholders, the percentage of such domestic shares to the total domestic share capital and percentage to total share capital are as follows: (i) 396,993,000 domestic shares are held by China TravelSky Holding Company, representing 34.38% of the total domestic shares and 22.35% of the total share capital; (ii) 232,921,000 domestic shares are held by China Southern Air Holding Company, representing 20.17% of the total domestic shares and 13.11% of the total share capital; (iii) 218,829,000 domestic shares are held by CE Holding, representing 18.95% of the total domestic shares and 12.32% of the total share capital; (iv) 178,867,000 domestic shares are held by China National Aviation Holding Company, representing 15.49% of the total domestic shares and 10.07% of the total share capital.

(8) These shares are held by China Eastern Airlines Corporation Limited ("CE Airlines"). CE Holding is deemed to be interested in the shares held by CE Airlines by virtue of the SFO.

(9) The Directors are unable to confirm the shareholding of the relevant substantial shareholders because those substantial shareholders have not filed any corporate substantial shareholder notice after the Bonus Issue. Theoretically, the number of Shares held by those substantial shareholders should increase after the Bonus Issue (with the shareholding percentage remain unchanged). However, the Directors cannot exclude the possibility that those substantial shareholders have disposed of any Shares after the Bonus Issue, so that the number of Shares held by those substantial shareholders before and after the Bonus Issue and as at the Latest Practicable Date remain the same. The Directors are also unable to ascertain the shareholding of those substantial shareholders from the register of holders of H Shares of the Company as the information contained therein may not reflect the actual beneficial shareholding of the shareholders (i.e. the registered shareholders may be bare trustee or holding some Shares on behalf of the others and this kind of interest is not required to be disclosed under the SFO).

Save as disclosed herein, there was no person or other entity known to the Directors, supervisors or chief executive of the Company, who, as at the Latest Practicable Date, had an interest or short position in the respective class of Shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was directly or indirectly interested in 10% or more of the nominal value of the respective class of shares capital carrying rights to vote in all circumstances at general meetings of the Company.

(b) So far as is known to the Directors, supervisors or chief executive of the Company, as at the Latest Practicable Date, the following entities (other than the Directors, supervisors or chief executive of the Company disclosed under the paragraph headed "Interests and short positions of Directors, supervisors and chief executive in the share capital of the Company" above) were directly or indirectly interested in 10% or more of the nominal value of the registered capital carrying the rights to vote in all circumstances at the general meetings of the subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Registered Capital	Approximate percentage of interest
Hainan Civil Aviation Cares Co., Ltd. (海南民航凱亞有限公司)	China Southern Air Holding Company (中國南方航空集團公司)	RMB1,505,000	22.74%
Cares Hubei Co., Ltd (湖北民航凱亞有限公司)	Wuhan Tinhe Airport Limited (武漢天河機場有限責任公司)	RMB625,000	12.50%
Cares Hubei Co., Ltd (湖北民航凱亞有限公司)	Committee of labour union of Wubei Branch of China Southern Air Company Limited (中國南方航空股份有限公司湖北分公司工會委員會)	RMB625,000	12.50%
Cares Hubei Co., Ltd (湖北民航凱亞有限公司)	China Eastern Air Wuhan Limited (中國東方航空武漢有限責任公司)	RMB625,000	12.50%
Cares Hubei Co., Ltd (湖北民航凱亞有限公司)	Cares Shenzhen Co., Ltd. (深圳民航凱亞有限公司)	RMB625,000	12.50%
Cares Chongqing Information Co., Ltd. (重慶民航凱亞信息技術有限公司)	Air China Limited (中國國際航空股份有限公司)	RMB2,401,000	24.50%
Cares Chongqing Information Co., Ltd. (重慶民航凱亞信息技術有限公司)	Chongqing Airport (Group) Limited (重慶機場(集團)有限公司)	RMB2,401,000	24.50%
Aviation Cares of Yunnan Information Co., Ltd. (雲南民航凱亞信息有限公司)	China Eastern Airlines — Yunnan Company (中國東方航空雲南公司)	RMB980,000	49.00%

InfoSky Technology Company Limited	Société Internationale de Telecommunications Aeronautiques Greater China Holdings Limited	US$1,225,000	49.00%
Civil Aviation Cares of Xiamen Ltd. (厦門民航凱亞有限公司)	Xiamen Airlines Company Limited (廈門航空有限公司)	RMB1,140,000	28.50%
Civil Aviation Cares of Xiamen Ltd. (廈門民航凱亞有限公司)	Xiamen International Aviation Company Limited (廈門國際航空港股份有限公司)	RMB820,000	20.50%
Civil Aviation Cares of Qingdao Limited (青島民航凱亞有限公司)	Qingdao International Airport Company Limited (青島國際機場集團有限公司)	RMB720,000	36%
Civil Aviation Cares of Qingdao Limited (青島民航凱亞有限公司)	Shanghai Civil Aviation East China Cares System Integration Co., Ltd (上海民航華東凱亞系统集成有限公司)	RMB260,000	13%
Civil Aviation Cares of Xi'an Ltd. (西安民航凱亞科技有限公司)	Shanxi Airport Management Group Company (陝西省機場管理集團公司)	RMB850,000	17%
Civil Aviation Cares of Xi'an Ltd. (西安民航凱亞科技有限公司)	China Eastern Airlines Northwest Company (中國東方航空西北公司)	RMB1,600,000	32%
Civil Aviation Cares Technology of Xinjiang Ltd. (新疆民航凱亞信息網絡有限責任公司)	China Southern Air Holding Company (中國南方航空集團公司)	RMB735,000	24.50%
Civil Aviation Cares Technology of Xinjiang Ltd. (新疆民航凱亞信息網絡有限責任公司)	Xinjiang Airport Group Company Limited (新疆機場集團有限責任公司)	RMB735,000	24.50%

Save as disclosed above, as at the Latest Practicable Date and so far as is known to the Directors, supervisors or chief executive of the Company, there was no other entity (other than the Directors, supervisors or chief executive of the Company disclosed under the paragraph headed "Interests and short positions of Directors, supervisors and chief executive in the share capital of the Company" above) who was directly or indirectly, interested in 10% or more of the nominal value of the registered capital carrying rights to vote in all circumstances at the general meetings of any subsidiary of the Company.

4. SERVICE AGREEMENT

As at the Latest Practicable Date, none of the Directors had entered or proposed to enter into a service agreement with any member of the Group which will not expire or is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

5. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or arbitration or claim of material importance and there was no litigation or arbitration or claim of material importance known to the Directors to be pending or threatened by or against either the Company or any of its subsidiaries.

6. MATERIAL CHANGES

The Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2006, being the date to which the latest published audited financial statements of the Group were made up.

7. INTEREST IN ASSETS

As at the Latest Practicable Date, none of the Directors or China Merchants had any interest, direct or indirect, in any asset which had been since 31 December 2006, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group or are proposed to be acquired or disposed of by or leased to any member of the Group.

8. MATERIAL INTEREST IN CONTRACTS

As at the Latest Practicable Date, none of the Directors was materially interested in any contracts or arrangement subsisting as at the date hereof which was significant in relation to the business of the Group.

9. COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors or their respective associates had any interest in any business apart from the Company's business which competes or is likely to compete, either directly or indirectly, with the Company's business.

10. EXPERT

China Merchants is licensed under the SFO for Type 1 (dealings in securities), Type 2 (dealings in futures contracts), Type 4 (advising on securities), Type 6 (advising on corporate finance) and Type 9 (asset management) regulated activities as defined under the SFO. Its letter of advice to the Independent Board Committee and the Independent Shareholders dated as of the date of this circular was given for the purpose of incorporation herein.

China Merchants has given and has not withdrawn its written consent to the issue of this circular with copy of its letter and the reference to its name and its advice included in this circular in the form and context in which they respectively appear.

As at the Latest Practicable Date, China Merchants did not have any shareholding, directly or indirectly, in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

11. GENERAL

The English text of this circular shall prevail over the Chinese text in case of inconsistency.

12. DOCUMENT AVAILABLE FOR INSPECTION

Copy of each of the Shandong Airline Services Agreement, the Sichuan Airline Services Agreement, the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement will be available for inspection at the offices of Chiu & Partners, 41st Floor, Jardine House, 1 Connaught Place, Central, Hong Kong during normal business hours from the date of this circular up to and including the date of the EGM.

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting ("**EGM**") of TravelSky Technology Limited ("**Company**") will be held at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No.2 Ke Xue Yuan South Road, Haidian District, Beijing, People's Republic of China, at 11:00 a.m. on Friday, 25 January 2008 to consider and, if thought fit, pass with or without amendments, the following ordinary resolutions:

1. "**THAT**:

(a) the renewal ("**Renewed Shandong Airline Services Agreement**") of the agreement dated 5 November 2004 (a copy of which has been produced to the meeting marked "A" and signed by the chairman of the meeting for the purpose of identification) and made between the Company and Shandong Airlines Company Limited (山東航空股份有限公司) ("**Shandong Airlines**") for a term of one year from 1 January 2008 to 31 December 2008 in relation to the provision of the Technology Services (as defined in the circular ("**Circular**") of the Company dated 10 December 2007 (copy of which has been produced to the meeting marked "B" and signed by the chairman of the meeting for the purpose of identification)) to Shandong Airlines by the Group (as defined in the Circular) and all the transactions contemplated thereby; and

(b) the Annual Caps (as defined in the Circular) for the transactions contemplated under the Renewed Shandong Airline Services Agreement for the year ending 31 December 2008 as shown in the Circular,

be and they are hereby approved and that the directors of the Company be and they are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Renewed Shandong Airline Services Agreement and the transactions contemplated thereby."

2. "**THAT**:

(a) the renewal ("**Renewed Sichuan Airline Services Agreement**") of the agreement dated 26 January 2005 (a copy of which has been produced to the meeting marked "C" and signed by the chairman of the meeting for the purpose of identification) and made between the Company and Sichuan Airlines Company Limited (四川航空股份有限公司) ("**Sichuan Airlines**") for a term of one year from 1 January 2008 to 31 December 2008 in relation to the provision of the Technology Services (as defined in the Circular) to Sichuan Airlines by the Group (as defined in the Circular) and all the transactions contemplated thereby; and

(b) the Annual Caps (as defined in the Circular) for the transactions contemplated under the Renewed Sichuan Airline Services Agreement for the year ending 31 December 2008 as shown in the Circular, be and they are hereby approved and that the directors of the Company be and they are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Renewed Sichuan Airline Services Agreement and the transactions contemplated thereby."

By the order of the Board
TravelSky Technology Limited
Zhu Yong
Chairman

Beijing, the People's Republic of China, 10 December 2007

Registered office:
Raymon InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100080
People's Republic of China

Notes:

1. The register of members of the Company will be closed from 27 December 2007 to 25 January 2008 (both days inclusive), during which no share transfers will be effected. Holders of the Company's H shares and domestic shares whose names appear on the register of members of the Company at the close of business on 24 December 2007 are entitled to attend the EGM. Transfer documents of the Company's H shares must be lodged with the Company's branch share registrar in Hong Kong at or before 4:00 p.m. on 24 December 2007 to entitle the transferee to attend the EGM.

2. A member entitled to attend and vote at the EGM is entitled to appoint one or more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company.

3. To be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not less than 24 hours before the time for scheduled for holding the EGM or adjournment thereof.

4. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the EGM or any adjournment thereof. If such member attends the EGM, his form of proxy will be deemed to have been revoked.

5. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip for attending the EGM to the registered address of the Company on or before 4 January 2008 personally or by mail or fax.

6. Since the transactions referred to in the resolutions constitute continuing connected transactions for the Company under Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules"), the aforesaid resolutions proposed at the EGM will be voted on a poll pursuant to Rule 13.39(4) of the Listing Rules.

7. As at the date hereof, the board of the directors of the Company comprises:

Chairman:	Mr Zhu Yong;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;
Non-executive Directors:	Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Independent non-executive:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.

並授權本公司董事作出彼等認為就續訂的四川航空服務協議及其項下擬進行的交易而言屬必須、適宜或恰當的任何行動。」

承董事會命
中國民航信息網絡股份有限公司
董事長
朱永

中國北京，二零零七年十二月十日

註冊辦事處：
中華人民共和國
北京海淀區
科學院南路2號
融科資訊中心
郵編100080

附註：

1. 本公司將於二零零七年十二月二十七日至二零零八年一月二十五日(包括首尾兩天)暫停辦理過戶登記。於二零零七年十二月二十四日營業時間結束時已經登記在股東名冊上的本公司H股及內資股持有人均有權出席臨時股東大會。H股過戶文件須於二零零七年十二月二十四日下午四時正或之前送交本公司H股股份登記處，受讓人方有權出席臨時股東大會。

2. 凡有權出席臨時股東大會並於會上投票的股東均可委任一位或以上代理人(不論該人士是否股東)代其出席臨時股東大會並代其投票。

3. 務請 閣下儘早將代表委任表格按其上列印的指示填妥及簽署，並連同經簽署及公證的授權書或其他授權文件，交回本公司的香港股份登記過戶處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，且最遲須於臨時股東大會或其續會的指定舉行時間24小時前交回，方為有效。

4. 填妥並交回代表委任表格後，股東仍可親身出席臨時股東大會或其任何續會，並於會上投票。在此情況下，其代表委任表格將視為自行撤銷。

5. 擬親自或由代理人代表出席臨時股東大會的股東，須於二零零八年一月四日或之前將出席臨時股東大會的回執交回本公司的法定註冊地址。回執可由專人送達或以郵寄或傳真方式交回。

6. 由於決議案所述的交易構成《香港聯合交易所有限公司證券上市規則》(「上市規則」)第14A條項下本公司的持續關連交易，故於臨時股東大會上提呈的上述決議案將根據上市規則第13.39(4)條以投票方式表決。

7. 於本通告日期，本公司董事會包括：

董事長：	朱永先生；
執行董事：	朱曉星先生、丁衛平先生及宋金箱先生；
非執行董事：	王全華先生、羅朝庚先生、宮國魁先生、榮剛先生、孫湧濤先生、劉德俊先生、夏毅先生及宋箭先生；
獨立非執行董事：	易永發先生、袁耀輝先生及蔡敬金先生。

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

臨時股東大會通告

謹此通告中國民航信息網絡股份有限公司(「**本公司**」)擬於二零零八年一月二十五日(星期五)上午十一時正於中國北京海淀區科學院南路2號融科資訊中心C座南樓19層1907會議室召開臨時股東大會(「**臨時股東大會**」)，以審議及酌情通過如下普通決議案(不論有否修訂)：

1. 「**動議**：

(a) 批准本公司與山東航空股份有限公司(「**山東航空**」)續訂一年(由二零零八年一月一日至二零零八年十二月三十一日止)，雙方於二零零四年十一月五日訂立的就本集團(定義見本公司日期為二零零七年十二月十日的通函(「**通函**」)，其上註有「B」字的副本已提呈大會續訂的，並由大會主席簽署，以資識別)向山東航空提供技術服務(定義見通函)的協議(「**續訂的山東航空服務協議**」)(其上註有「A」字的副本已提呈大會，並由大會主席簽署，以資識別)及其項下擬進行的所有交易；及

(b) 批准續訂的山東航空服務協議項下擬進行的交易於截至二零零八年十二月三十一日止年度如通函所述的年度上限(定義見通函)，

並授權本公司董事作出彼等認為就續訂的山東航空服務協議及其項下擬進行的交易而言屬必須、適宜或恰當的任何行動。」

2. 「**動議**：

(a) 批准本公司與四川航空股份有限公司(「**四川航空**」)續訂一年(由二零零八年一月一日至二零零八年十二月三十一日止)，雙方於二零零五年一月二十六日訂立的就本集團(定義見通函)向四川航空提供技術服務(定義見通函)的協議(「**續訂的四川航空服務協議**」)(其上注有「C」字的副本已提呈大會，並由大會主席簽署，以資識別)及其項下擬進行的所有交易；及

(b) 批准續訂的四川航空服務協議項下擬進行的交易於截至二零零八年十二月三十一日止年度內如通函所述的年度上限(定義見通函)，

10. 專家

招商證券為根據證券及期貨條例進行第1類(證券交易)、第2類(期貨合約交易)、第4類(就證券提供意見)、第6類(就機構融資提供意見)及第9類(資產管理)受規管活動的持牌法團。其致獨立董事委員會及獨立股東的建議函件，日期為本通函日期，為載入本通函而發出。

招商證券已就本通函刊發一事，書面同意以其現時的形式及涵義於本通函內刊載其函件副本、引述其名稱及其意見，迄今並無撤回同意書。

於最後可行日期，招商證券概無直接或間接擁有本集團任何成員公司的股權，亦無享有任何認購或委派他人認購本集團任何成員公司證券的權利(無論是否可合法執行)。

11. 一般資料

本通函的中、英文本如有歧義，概以英文本為準。

12. 備查文件

自本通函發出日至臨時股東大會召開日(包括臨時股東大會召開日)止期間的一般辦公時間內，於香港中環康樂廣場1號怡和大廈41樓趙不渝馬國強律師事務所，可查閱山東航空服務協議、四川航空服務協議、續訂的山東航空服務協議及續訂的四川航空服務協議各自的副本。

4. 服務合約

於最後可行日期，概無董事與本集團任何成員公司訂立或擬訂立任何若僱主不給予補償(法定補償除外)，則不能到期或僱主不得於一年內終止的服務合約。

5. 訴訟

於最後可行日期，概無本集團或任何其附屬公司涉及任何重大訴訟或仲裁或索賠，本公司董事亦未知悉任何將會對本公司或任何其附屬公司提出或構成威脅的重大訴訟或仲裁或索賠。

6. 重大變動

就董事所知，自二零零六年十二月三十一日(即本集團制定最近期發表的經審核財務報表的日期)起，本集團的財務或營業狀況均無任何重大不利變動。

7. 於資產中持有的權益

於最後可行日期，二零零六年十二月三十一日(即本集團制定最近期發表的經審核財務表的日期)起，在本集團任何成員公司所購入、出售或租賃或建議購入、出售或租賃的何資產中，董事或招商證券概無擁有任何直接或間接權益。

8. 於合約中持有的重大權益

於最後可行日期，概無董事於截至本通函日仍然有效的、與本集團業務有重要關係的任何合約或安排中持有重大權益。

9. 競爭權益

於最後可行日期，概無董事或彼等各自的聯繫人於本公司業務以外，直接或間接與或可能與本公司業務競爭的任何業務中擁有任何權益。

天信達信息技術有限公司	Société Internationale de Telecommunications Aeronautiques Greater China Holdings Limited	1,225,000美元	49.00%
廈門民航凱亞有限公司	廈門航空有限公司	人民幣1,140,000元	28.50%
廈門民航凱亞有限公司	廈門國際航空港股份有限公司	人民幣820,000元	20.50%
青島民航凱亞有限公司	青島國際機場集團有限公司	人民幣720,000元	36%
青島民航凱亞有限公司	上海民航華東凱亞系統集成有限公司	人民幣260,000元	13%
西安民航凱亞科技有限公司	陝西省機場管理集團公司	人民幣850,000元	17%
西安民航凱亞科技有限公司	中國東方航空西北公司	人民幣1,600,000元	32%
新疆民航凱亞信息網絡有限責任公司	中國南方航空集團公司	人民幣735,000元	24.50%
新疆民航凱亞信息網絡有限責任公司	新疆機場集團有限責任公司	人民幣735,000元	24.50%

除上文披露者外，於最後可行日期，就本公司董事、監事或行政總裁所知，概無其他人士(不包括上文「董事、監事及行政總裁於本公司的股本中持有的權益及淡倉」一段所披露的本公司董事、監事或行政總裁)直接或間接持有註冊股本面值為10%或以上的權益而有權於本公司附屬公司的股東大會上就任何事項行使投票權。

(b) 於最後可行日期，就本公司董事、監事或行政總裁所知，直接或間接持有註冊股本面值為10%或以上的權益而有權於本公司附屬公司的股東大會上就任何事項行使投票權的實體(不包括上文「董事、監事及行政總裁於本公司的股本中持有的權益及淡倉」一段所披露的本公司董事、監事或行政總裁)如下：

附屬公司	股東	註冊資本	約佔權益百分比
海南民航凱亞有限公司	中國南方航空集團公司	人民幣1,505,000元	22.74%
湖北民航凱亞有限公司	武漢天河機場有限責任公司	人民幣625,000元	12.50%
湖北民航凱亞有限公司	中國南方航空股份有限公司湖北分公司工會委員會	人民幣625,000元	12.50%
湖北民航凱亞有限公司	中國東方航空武漢有限責任公司	人民幣625,000元	12.50%
湖北民航凱亞有限公司	深圳民航凱亞有限公司	人民幣625,000元	12.50%
重慶民航凱亞信息技術有限公司	中國國際航空股份有限公司	人民幣2,401,000元	24.50%
重慶民航凱亞信息技術有限公司	重慶機場(集團)有限公司	人民幣2,401,000元	24.50%
雲南民航凱亞信息有限公司	中國東方航空雲南公司	人民幣980,000元	49.00%

(4) 此比例於Matthews International Capital Management最後申報而日期為二零零五年八月五日的《法團大股東通知》上顯示。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱下文附註(9)。

(5) 此比例於該股東最後申報而日期為二零零三年四月一日的《法團大股東通知》上顯示。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱下文附註(9)。

(6) 此比例於Plantinum International Fund最後申報而日期為二零零七年四月十八日的《法團大股東通知》上顯示。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱下文附註(9)。

(7) 此為就本公司董事所知，在派送紅股之後，此等主要股東持有本公司內資股的數目。派送紅股之前，主要股東持有的本公司內資股數目、所佔內資股總數的比例及佔總股本的比例如下：(i)中國民航信息集團公司持有396,993,000股內資股，分別佔內資股本及總股本的34.38%和22.35%；(ii)中國南方航空集團公司持有232,921,000股內資股，分別佔內資股本及總股本的20.17%和13.11%；(iii)東航集團持有218,829,000股內資股，分別佔內資股本及總股本的18.95%和12.32%；及(iv)中國航空集團公司持有178,867,000股內資股，分別佔內資股本及總股本的15.49%和10.07%。

(8) 該等股份由中國東方航空集團公司(「東方航空」)持有。根據證券及期貨條例，東航集團被視為在東方航空持有的股份中擁有權益。

(9) 董事無法確認相關主要股東之持股量，因該等主要股東於派送紅股後，並無提呈任何法團大股東通知。理論上，該等主要股東之持股數量於派送紅股後應有所增加(持股量百分比保持不變)。然而，董事不能排除該等主要股東已於派送紅股後，沽出任何股份的可能性，致使該等主要股東的持股量在派送紅股前及派送紅股後，及於最後可行日期維持不變。董事亦未能根據本公司H股股東名冊確定該等主要股東的持股量，此因當中所載資料可能未能反映股東的實益持股量(即註冊股東可能是無條件受託人，或代表他人持有部份股份，此等權益毋須根據證券及期貨條例規定而披露)。

除本通函披露者外，於最後可行日期，就本公司董事、監事或行政總裁所知，概無任何人士或其他實體於根據《證券及期貨條例》第XV部之第二及第三分部的規定須向本公司披露的本公司類別股份或相關股份中持有權益或淡倉，或直接或間接持有任何類別股本面值為10%或以上的權益而有權於本公司的股東大會上就任何事項行使投票權。

Templeton Asset Management Limited	每股面值人民幣1元的48,835,000股H股(L)	投資經理	7.85%	2.75%
Plantinum International Fund	每股面值人民幣1元的15,809,650股H股(L)	實益擁有人	5.09% *(附註6及9)*	0.89%
中國民航信息集團公司	每股面值人民幣1元的198,496,500股內資股(L) *(附註7)*	實益擁有人	34.38%	22.35%
中國南方航空集團公司	每股面值人民幣1元的116,460,500股內資股(L) *(附註7)*	實益擁有人	20.17%	13.11%
中國東方航空集團公司(「東航集團」)	每股面值人民幣1元的109,414,500股內資股(L) *(附註7)*	實益擁有人	18.95%	12.32%
	每股面值人民幣1元的5,317,000股內資股(L) *(附註8)*	所控制公司權益	0.46%	0.29%
中國航空集團公司	每股面值人民幣1元的89,433,500股內資股(L) *(附註7)*	實益擁有人	15.49%	10.07%

附註：

(1) (L)－長倉

(2) 佔總股本的比例乃根據本公司於最後可行日期的1,776,315,000股已發行股份總數計算。

(3) 此比例於Platinum Investment Management Limited最後申報而日期為二零零七年四月十一日的《法團大股東通知》上顯示。就其所知、所得資料及所信，本公司董事無法確認該比例是否已如實反映了該股東在派送紅股後的持股比例。請同時參閱下文附註(9)。

3. 主要股東

(a) 於最後可行日期，就本公司董事、監事或行政總裁所知，於根據《證券及期貨條例》第XV部之第二及第三分部的規定須向本公司披露的本公司類別股份及相關股份中持有權益或淡倉，或直接或間接持有任何類別股本面值為10%或以上的權益而有權於本公司的股東大會上就任何事項行使投票權的實體(不包括上文「董事、監事及行政總裁於本公司的股本中持有的權益及淡倉」一段所披露的本公司董事、監事或行政總裁)如下：

股東姓名	證券類別及數目 *(附註1)*	身份	佔相應類別股本的比例	佔總股本的比例 *(附註2)*
OppenheimerFunds, Inc.	每股面值人民幣1元的74,939,000股H股(L)	投資經理	12.05%	4.22%
Platinum Investment Management Limited(前稱為Platinum Asset Management Limited)	每股面值人民幣1元的5,656,276股H股(L)	投資經理	1.82% *(附註3及9)*	0.32%
	每股面值人民幣1元的22,820,650股H股(L)	受託人(不包括被動受託人)	7.34% *(附註3及9)*	1.28%
Matthews International Capital Management, LLC	每股面值人民幣1元的28,239,000股H股(L)	投資經理	9.08% *(附註4及9)*	1.59%
J.P.Morgan Fleming Asset Management (Asia) Inc.	每股面值人民幣1元的22,199,000股H股(L)	投資經理	7.14% *(附註5及9)*	1.25%
J.P.Morgan Fleming Asset Management Holdings Inc.	每股面值人民幣1元的22,199,000股H股(L)	投資經理	7.14% *(附註5及9)*	1.25%
JF Asset Management Limited	每股面值人民幣1元的22,199,000股H股(L)	投資經理	7.14% *(附註5及9)*	1.25%

1. 責任聲明

本通函的資料乃遵照上市規則刊載，旨在提供有關本公司資料。董事願就本通函所載資料的準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知及所信，並無遺漏任何其他事實致使本通函所載的任何聲明產生誤導。

2. 董事、監事及行政總裁於本公司的股本中持有的權益及淡倉

於最後可行日期，本公司董事、監事或行政總裁於本公司或其任何相關法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及債券中持有的任何須根據《證券及期貨條例》第XV部之第七及第八分部知會本公司及聯交所，或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據上市規則附錄十所載的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所的權益或淡倉（包括根據《證券及期貨條例》的規定當作或視為由彼等持有的權益及淡倉）如下表所示：

董事姓名	股份數目及類別 *(附註1)*	持有人身份	佔相應股本的比例	佔總股本的比例 *(附註2)*
蔡敬金	每股面值人民幣1元的417,000股H股(L)	配偶權益	0.07%	0.02%

附註：

1. (L) －長倉

2. 佔總股本的比例乃根據本公司截至二零零七年六月三十日的1,776,315,000股已發行股份總數計算。

除上述披露外，於最後可行日期，本公司並無任何董事、監事或行政總裁於本公司或其任何相關法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及債券中持有任何權益或淡倉（包括根據《證券及期貨條例》的規定當作或視為由彼等持有的權益及淡倉），從而須根據《證券及期貨條例》第XV部之第七及第八分部知會本公司及聯交所，或根據《證券及期貨條例》第352條規定須登記在由本公司存置的登記冊，或根據上市規則附錄十所載的《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所。

(iv) 貴集團自其航空信息服務所得收入的歷史增長；

(v) 四川航空的客運量的歷史增長；及

(vi) 貴集團自 貴公司向山東航空及四川航空提供服務所得收入的歷史增長。

吾等注意到，二零零八年山東航空上限較山東航空服務協議截至二零零七年十二月三十一日止年度的年度上限人民幣77,920,000元減少約41%。鑑於 貴公司於截至二零零六年十二月三十一日止年度向山東航空提供服務所得收入(「**二零零六年山東實際金額**」)約為人民幣31,699,000元，二零零八年山東航空上限較二零零六年山東實際金額高約44%，故可認為二零零八年山東航空上限相對於二零零六年山東實際金額的複合年增長率約為20%。

按上文所述，吾等認為年度上限就獨立股東而言屬公平合理，並符合 貴集團及股東的整體利益。

推薦建議

經考慮上述主要因素及理由後，吾等認為持續關連交易乃(i)按 貴集團日常業務過程；(ii)一般商業條款進行；而(iii)就獨立股東而言屬公平及合理，亦符合 貴集團及股東的整體利益，以及年度上限就獨立股東而言屬公平及合理，亦符合 貴集團及股東的整體利益。因此，吾等推薦獨立董事委員會建議獨立股東於即將舉行之股東臨時大會上投票贊成批准持續關連交易及年度上限的普通決議案。

代表
招商證券(香港)有限公司
吳亦農
執行董事

二零零七年十二月十日

III. 年度上限

如下所載乃(i)山東航空服務協議及四川航空服務協議於截至二零零六年及二零零七年十二月三十一日止各年度的年度上限；及(ii)續訂的山東航空服務協議及續訂的四川航空服務協議於截至二零零八年十二月三十一日止年度的年度上限概要：

	截至二零零六年十二月三十一日止年度 *(人民幣)*	**截至二零零七年十二月三十一日止年度** *(人民幣)*	**截至二零零八年十二月三十一日止年度** *(人民幣)*
山東航空服務協議	59,920,000	77,920,000	不適用
續訂的山東航空服務協議	不適用	不適用	45,646,560
四川航空服務協議	67,410,000	87,660,000	不適用
續訂的四川航空服務協議	不適用	不適用	102,672,570

續訂的山東航空服務協議於截至二零零八年十二月三十一日止年度的年度上限(「**二零零八年山東航空上限**」)較山東航空服務協議於截至二零零七年十二月三十一日止年度的年度上限人民幣77,920,000元減少約41%，較截至二零零七年九月三十日止九個月　貴公司向山東航空提供服務所得收入約人民幣25,000,000元高了約83%。

續訂的四川航空服務協議於截至二零零八年十二月三十一日止年度的年度上限較四川航空服務協議於截至二零零七年十二月三十一日止年度的年度上限人民幣87,660,000元增加約17%，較截至二零零七年九月三十日止九個月　貴公司向四川航空提供服務所得收入約人民幣52,806,000元高了約94%。

經考慮以下事項後，吾等認為年度上限就獨立股東而言屬公平合理：

(i) 年度上限乃根據　貴公司於截至二零零六年十二月三十一日止年度及二零零七年九月三十日止九個月分別向山東航空及四川航空提供服務所得收入為基準；

(ii) 中國航空業前景樂觀；

(iii) 貴集團營業額的歷史增長；

2. 續訂的山東航空服務協議及續訂的四川航空服務協議項下條款

如董事會函件所述，山東航空及四川航空均就續訂的山東航空服務協議及續訂的四川航空服務協議項下技術服務應付的服務費目前乃按民航總局規定的現行計費標準釐定，該標準與日期為二零零一年一月二十九日的公司招股書內所披露者相同。吾等已與董事討論，獲悉目前　貴集團將根據續訂的山東航空服務協議及續訂的四川航空服務協議所收取的服務費乃按前述民航總局規定的計費標準釐定。

根據民航總局的規定價(視乎進行交易的系統種類)，山東航空及四川航空須就每位乘客向　貴公司支付預訂費，國內航線每位乘客收費介乎人民幣4.5元至人民幣6.5元(視乎每月的預訂客量)，國際及地區航線則介乎人民幣6.5元至人民幣7元。

山東航空及四川航空向　貴公司支付的服務費亦包括：(i)機場旅客處理系統處理的國際及地區航線登機乘客每人收取最高人民幣7元的准許價，及國內航線登機乘客每人收取最高人民幣4元的准許價(視乎航線、載客量及服務水平等)；(ii)　貴公司就APP系統所處理的每班航機收取最高准許價為人民幣500元的配載平衡服務(視乎飛機的規模)；及(iii)使用　貴公司物理標識設備等數據網絡服務的連接費和維修費(視乎設備的種類和數量)。

因此，吾等已審閱　貴集團將根據續訂的山東航空服務協議及續訂的四川航空服務協議收取的服務費，並注意到彼等乃在民航總局規定的有關價格範圍以內。根據以上所述，就獨立股東而言，吾等認為續訂的山東航空服務協議及續訂的四川航空服務協議的定價(以民航總局規定的價格範圍為基準)乃符合一般商業條款，且屬公平合理。

總括而言，吾等認為持續關連交易的期限乃(i)符合　貴集團的日常業務過程；(ii)按一般商業條款進行；而(iii)就獨立股東而言屬公平合理，且符合　貴集團及股東的整體利益。

如二零零六年通函所載列，(i)經獨立股東於二零零六年臨時股東大會批准後，山東航空與　貴公司根據山東航空服務協議，於截至二零零六年十二月三十一日年度及二零零七年十二月三十一日止年度內擬進行交易的年度上限分別為人民幣59,920,000元及人民幣77,920,000元；及(ii)經獨立股東於二零零六年臨時股東大會批准後，山東航空與　貴公司根據四川航空服務協議，於截至二零零六年十二月三十一日年度及二零零七年十二月三十一日止年度內擬進行交易的年度上限分別為人民幣67,410,000元及人民幣87,660,000元。

II. 續訂的山東航空服務協議及續訂的四川航空服務協議

1. 續訂山東航空服務協議及續訂的四川航空服務協議的理由及利益

如董事會函件所述，　貴集團主要在中國從事提供航空信息技術服務。山東航空服務協議及四川航空服務協議項下的交易已於二零零六年臨時股東大會上正式獲得獨立股東的批准。

如董事會函件所述，　貴公司與山東航空及四川航空均已同意於二零零七年十一月一日及二零零七年十一月十四日續訂山東航空服務協議及四川航空服務協議，續期一年。如二零零六年通函中所披露，山東航空服務協議及四川航空服務協議項下之續訂條款規定，除雙方提前以書面形式終止以外，上述協議均續期一年。故續訂的山東航空服務協議及續訂的四川航空服務協議期限分別僅為一年。

審閱續訂的山東航空服務協議及續訂的四川航空服務協議後，吾等注意到根據此協議項下提供之信息技術服務與(i)　貴集團之核心業務；及(ii)山東航空服務協議及四川航空服務協議類同。有鑒於此，吾等認為續訂的山東航空服務協議及續訂的四川航空服務協議乃於　貴集團日常業務過程中進行。

考慮到(i)中國航空業客運量的高速增長；(ii)中國國內生產總值的平穩增長；及(iii)截至二零零四年十二月三十一日止年度至截至二零零六年十二月三十一日止年度　貴集團營業額複合年增長率約每年15.5%，吾等贊同董事的意見，認為　貴集團的營業額將繼續在新近未來達致平穩增長。

5. **續訂的山東航空服務協議及續訂的四川航空服務協議**

續訂的山東航空協議及續訂的四川航空協議項下由　貴集團提供的航空信息服務與技術支援與原山東航空協議及四川航空協議項下提供的服務內容相同，包括但不限於：

(i) 提供(其中包括)綜合信息、航班資料、航班監控、客票銷售、自動客票銷售、公佈貨運價格等服務的航班監控系統服務；

(ii) 提供(其中包括)航班信息顯示、實時航班預訂、自動客票銷售、客票價格顯示及其他旅遊相關服務等的電子旅遊分銷系統服務；

(iii) 提供辦理登機手續、登機及配載平衡服務的機場旅客處理系統服務；及

(iv) 提供(其中包括)網絡傳輸及連接服務的民航及商業數據網絡服務。

以下載列截至二零零六年十二月三十一日止年度及截至二零零七年九月三十日止九個月內　貴公司向山東航空及四川航空提供服務所得收入金額:

	截至二零零六年十二月三十一日止年度 *(人民幣)*	**截至二零零七年九月三十日止九個月** *(人民幣)*
貴公司向山東航空提供服務所得收入	31,699,000	25,000,000
貴公司向四川航空提供服務所得收入	60,753,000	52,806,000

下圖載列四川航空自截至二零零三年十二月三十一日止年度起至截至二零零六年十二月三十一日止年度的客運量：

四川航空的客運量


人次
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
2003
2004
2005
2006
年度

資料來源： 四川航空的官方網站(以取錄自二零零七年十一月十九日之網站資料為基準)

根據上述資料，吾等留意到(i)山東航空的經審核主營業務收入由截至二零零三年十二月三十一日止年度的約人民幣1,723,844,877元增加至截至二零零六年十二月三十一日止年度的約人民幣4,198,152,385元，年複合增長率為每年約 34.5%；及(ii)四川航空的客運量由截至二零零三年十二月三十一日止年度的2,221,933人次增加至截至二零零六年十二月三十一日止年度的5,881,210人次，年複合增長率為每年約38.3%。

4. 中國的經濟及航空業

根據二零零七年三月二十一日於民航總局官方網頁發佈的《2006年民航機場生產統計公報》，中國機場的客運量(以乘客人數計算)於截至二零零六年十二月三十一日止年度增加至約332,000,000人，即與截至二零零五年十二月三十一日止年度同期比較增長約16.7%。

根據中華人民共和國國家統計局刊發的《中國統計年鑑 — 2006》以及中華人民共和國國家統計局官方網頁發佈的統計數字，由二零零年起至二零零六年，中國國內生產總值由約人民幣9,921,000,000,000元增加至約人民幣20,941,000,000,000元，複合年增長率為每年約13.3%。

貴集團圍繞商營航空公司座位控制產品線、分銷業務信息技術解決方案產品線及運價產品線，以完善和改進航空信息技術服務及其延伸服務。 貴公司客戶包括國內若干商營航空公司。

3. 有關山東航空及四川航空的資料

下表載列有關山東航空及四川航空的資料：

公司	**與 貴集團的關係**	**主要業務**
山東航空	山東航空為 貴公司的發起人之一。	提供國內的客運、貨運、郵運及其他運輸服務
四川航空	四川航空為四川航空集團公司的附屬公司，為 貴公司的發起人的聯繫人。	提供國內的航空客運、航空貨運及航空相關服務

下圖載列山東航空自截至二零零三年十二月三十一日止年度至截至二零零六年十二月三十一日止年度的經審核主營業務收入，乃摘錄自山東航空於相應年度的經審核綜合財務報表(按照中國公認會計原則編製)：

山東航空的經審核主營業務收入


人民幣
4,500,000,000
4,000,000,000
3,500,000,000
3,000,000,000
2,500,000,000
2,000,000,000
1,500,000,000
1,000,000,000
500,000,000
0
年度
2003
2004
2005
2006

資料來源： 山東航空截至二零零六年十二月三十一日止三年內各年的年度報告

已考慮的主要因素及理由

I. 背景

1. 貴集團的資料

貴集團主在中國要從事提供航空信息技術服務。茲提述 貴公司截至二零零六年十二月三十一日年度止年度報告，作為中國航空旅遊業信息技術解決方案的主導供應商， 貴公司處於中國航空旅遊分銷價值鏈的核心環節：在向中國商營航空公司提供先進的航空信息技術服務及其延伸服務的同時， 貴公司亦在向旅行社、旅遊分銷代理人、售票處、機構客戶及個人消費者分銷商營航空公司產品與服務、提供信息技術解決方案。

截至二零零六年十二月三十一日止三個年度各年度， 貴集團的營業額如下：

	截至十二月三十一日止年度		
	二零零四年	二零零五年	二零零六年
	(人民幣百萬元)	*(人民幣百萬元)*	*(人民幣百萬元)*
	(經審核)	(經審核)	(經審核)
貴集團的營業額	1,282.9	1,496.8	1,711.7

截至二零零六年十二月三十一日止三個年度， 貴集團經審核總營業額每年錄得約15.5%的複合增長率(「複合年增長率」)。如董事所告知， 貴集團營業額的增長乃主要由於(i)中國經濟高速增長；(ii)中國與其他國家的國際貿易增加；及(iii)中國航空及旅遊業發展所致。

2. 貴集團航空信息技術業務的資料

如董事所告知， 貴公司提供的航空信息技術(「航空信息技術」)服務是由一系列的產品和解決方案組成，為中國商營航空公司和外國及地區商營航空公司提供電子旅遊分銷服務(包括航班控制系統服務和計算機分銷系統服務)、機場旅客處理服務，以及與上述核心業務相關的延伸信息技術服務，包括但不限於：為商營航空公司決策提供支援的數據服務、支持航空聯盟的產品服務、發展商營航空公司電子客票、電子商務的解決方案以及支援商營航空公司和機場提高地面營運效率的信息管理系統等服務。茲提述 貴公司截至二零零六年十二月三十一日止年度年度報告，截至二零零六年十二月三十一日止年度由航空信息技術服務帶來的收入增長約12.7%，增加至約人民幣1,395,200,000元，佔 貴集團該年度營業總額約81.5%。

(vi) 二零零六年通函；及

(vii) 通函。

吾等亦已研究、分析及依賴以下資料：

(i) 中華人民共和國國家統計局刊發的《中國統計年鑑 — 2006年》；

(ii) 中華人民共和國國家統計局官方網頁發佈的統計數字；

(iii) 於二零零七年三月二十一日民航總局官方網頁發佈的《2006年民航機場生產統計公報》；

(iv) 山東航空截至二零零四年十二月三十一日止年度的年度報告；

(v) 山東航空截至二零零五年十二月三十一日止年度的年度報告；

(vi) 山東航空截至二零零六年十二月三十一日止年度的年度報告；及

(vii) 四川航空官方網頁發佈的統計數字。

吾等假設該資料準確可靠，並無對該資料的準確性進行任何獨立核證。該資料是在吾等已能製定獨立意見的基準上向吾等提供。

吾等認為，吾等已查閱足夠資料以達致知情見解，並有理由依據通函所載資料的準確性，及為吾等的推薦意見提供合理基礎。吾等亦認為，吾等已採取上市規則第13.80條項下(包括有關附註)規定的一切合理措施，以達致吾等的意見及建議。然而，吾等並無對 貴集團、續訂的山東航空服務協議及續訂的四川航空服務協議的訂約方的業務、財務狀況或前景進行任何方式的深入調查，亦未對 貴集團、董事和 貴集團管理層所提供資料、所做聲明或所發表的意見進行任何獨立調查。

茲提述董事會函件，山東航空為 貴公司的發起人之一，故根據上市規則第14A.11(3)條，為 貴公司的關連人士。四川航空乃四川航空集團公司的附屬公司， 貴公司的發起人之聯繫人，因此，根據上市規則第14A.11(4)條，四川航空亦為 貴公司的關連人士。雖然持續關連交易的按年計算的百分比率均未超逾25%，但根據續訂的山東航空服務協議及續訂的四川航空服務協議擬進行的交易之年度對價均超逾10,000,000港元。因此，根據續訂的山東航空服務協議及續訂的四川航空服務協議擬進行的交易構成上市規則第14A條項下 貴公司的非豁免持續關連交易。持續關連交易須獲得獨立股東於特別股東大會上以投票方式表決批准。

吾等作為獨立董事委員會及獨立股東之獨立財務顧問，吾等之職責乃就持續關連交易是否符合 (i) 貴集團的日常業務過程；(ii)一般商業條款；及(iii)就獨立股東而言是否公平合理，是否符合 貴集團及股東的整體利益，以及年度上限就獨立股東而言是否公平合理，和是否符合 貴集團及股東之整體利益，向 閣下提供獨立意見及提供建議。

吾等的意見基準

吾等在達致有關意見及建議時，乃依賴 貴集團、董事及 貴集團管理層向吾等提供的資料及事實以及所發表意見的準確性。吾等假設董事在通函內所做出的所有聲明及計畫均經審慎周詳查詢及按中肯意見合理做出。吾等亦假設所獲或通函所載或所提述的所有資料、聲明及意見於其編製及提供時，以及直至臨時股東大會日期止，在各個方面均屬真實，準確及完整，且可予信賴。吾等無理由懷疑 貴集團、董事及 貴集團管理層向吾等提供的資料及聲明的真實性、準確性及完整性，及吾等已獲董事告知，通函內所提供或提述的資料並無遺漏重大事實。

在提交吾等意見時，吾等已研究及分析並依賴、有關 貴集團及持續關連交易的資料，內容載列如下：

(i) 山東航空服務協議及四川航空服務協議；

(ii) 續訂的山東航空服務協議及續訂的四川航空服務協議；

(iii) 貴公司截至二零零五年十二月三十一日止年度的年度報告；

(iv) 貴公司截至二零零六年十二月三十一日止年度的年度報告；

(v) 貴公司截至二零零七年六月三十日止六個月中期報告；

以下為招商證券向獨立董事委員會及獨立股東發出之意見函件全文，以供載於本通函內。

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

香港
中環
交易廣場一期
48樓

中國民航信息網絡股份有限公司
中華人民共和國北京海淀區
科學院南路2號
融科資訊中心
郵編100080

致中國民航信息網絡股份有限公司
獨立董事委員會及獨立股東

敬啟者：

持續關連交易：
續訂山東航空服務協議
及
四川航空服務協議

緒言

茲提述吾等已獲委任為獨立財務顧問，向 貴公司獨立董事委員會及獨立股東提供有關持續關連交易及年度上限的意見。持續關連交易及年度上限的詳情載於 貴公司日期為二零零七年十二月十日向股東發出的通函(「通函」)內的董事會函件(「董事會函件」)，而本函件構成其中一部分。除文義另有所指外，本函件所使用的詞彙與通函所界定者具有相同涵義。

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

敬啟者：

持續關連交易：
續訂山東航空服務協議
及
四川航空服務協議

謹此提述本公司於二零零七年十二月十日向其獨立股東發出的通函(「**通函**」)，本函件亦為其一部份)。除非文義另有所指，本函件所採用的詞語與通函所下定義者具有相同涵義。

吾等已獲董事會委任，以審議持續關連交易及年度上限。招商證券已獲委任為獨立財務顧問，以向吾等及獨立股東提供有關意見。

務請　閣下注意本通函所載的董事會函件及招商證券函件。經考慮本通函招商證券意見函所列招商證券考慮的主要因素、理由及意見後，吾等認為，持續關連交易乃(i)於本集團的一般及日常業務過程中進行；(ii)按正常的商業條款進行；及(iii)對獨立股東公平合理並符合本集團及股東的整體利益，及年度上限就獨立股東而言屬公平合理並符合本集團及股東的整體利益。因此，吾等推薦獨立股東投票贊成將於臨時股東大會上提呈的普通決議案，以批准持續關連交易及年度上限。

此致

列位獨立股東　台照

代表
獨立董事委員會
易永發　袁耀輝　蔡敬金
獨立非執行董事
謹啟

二零零七年十二月十日

12. 推薦意見

務請　閣下留意載於本通函第9頁的獨立董事委員會函件，及載於本通函第10頁至第20頁的招商證券函件，當中載有招商證券就持續關連交易及年度上限向獨立董事委員會及獨立股東提供的意見，以及在達致該等意見時所考慮的主要因素及理由。

經考慮招商證券意見後，獨立董事委員會認為，持續關連交易乃(i)於本集團一般及日常業務過程中進行；(ii)按正常商業條款進行；及(iii)對獨立股東公平合理及符合本集團及股東的整體利益，及年度上限就獨立股東而言屬公平合理並符合本集團及股東的整體利益。因此，獨立董事委員會推薦獨立股東於臨時股東大會上投票贊成普通決議案，以批准持續關連交易及相關年度上限。

13. 一般資料

敬請　閣下留意本通函附錄所載的一般資料。

此致

列位股東　台照

承董事會命
中國民航信息網絡股份有限公司
董事長
朱永
謹啟

二零零七年十二月十日

本通函隨附用於臨時股東大會的代表委任表格。無論　閣下是否擬出席臨時股東大會，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，且無論如何不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席臨時股東大會或其任何續會，並於會上投票。

10. 投票安排

根據上市規則，持續關連交易及年度上限須經獨立股東批准。因此，山東航空、四川航空及其各自聯繫人將就批准持續關連交易及年度上限的決議案放棄投票。於最後可行日期，山東航空在本公司已發行股本中持有每股面值人民幣1元的8,697,000股內資股，佔本公司已發行總股本約0.49%及四川航空在本公司已發行股本中持有每股面值人民幣1元的3,445,000股內資股，佔本公司已發行總股本約0.19%。

根據上市規則第13.39(4)條，獨立股東將於臨時股東大會上投票表決以通過持續關連交易及年度上限，山東航空、四川航空及其各自聯繫人則放棄投票。表決結果將於臨時股東大會結束後公佈。

11. 表決程序

根據公司章程第73條，於本公司股東大會上，決議案須以舉手之方式表決，除非如下人士在舉手表決以前或以後，要求以投票方式表決：

(i) 會議主席；

(ii) 至少兩名有表決權的股東或者有表決權的股東代理人；或

(iii) 單獨或合共持有在該會議上有表決權的股份10%或以上的一名或多名本公司股東或其代理人。

7. 進行持續關連交易的理由及利益

本集團的主要業務為於中國提供航空信息技術服務。向山東航空及四川航空提供技術服務乃於本集團日常及一般業務過程中進行。

持續關連交易乃於並將於本集團的一般及日常業務過程進行。

董事認為持續關連交易(i)於本集團的一般及日常業務過程進行；(ii)按一般商業條款訂立；及(iii)持續關連交易的條款就獨立股東而言屬公平合理，且符合本公司股東的整體利益。

8. 上市規則的規定

如上文所述，鑒於山東航空及四川航空為本公司的關連人士，故上述持續關連交易構成上市規則第14A章項下本公司的持續關連交易。

由於持續關連交易按年計算的百分比率均未超逾25%，續訂的山東航空服務協議及續訂的四川航空服務協議項下年度代價將超逾10,000,000港元。持續關連交易須遵守上市規則有關申報、公告及尋求獨立股東批准的規定。

本公司將遵照上市規則第14A.45條的規定，於隨後刊發的年度報告及賬目中披露有關持續關連交易的資料。

9. 臨時股東大會

本公司將於二零零八年一月二十五日(星期五)上午十一時正於中華人民共和國北京海淀區科學院南路2號融科資訊中心C座南樓19層1907會議室召開臨時股東大會，以審議及酌情通過(其中包括)持續關連交易項下擬進行的交易及年度上限。臨時股東大會通告載於本通函第29至30頁。

5. 於截至二零零七年十二月三十一日止兩個年度上限

如二零零六年通函所載，於截至二零零七年十二月三十一日止兩個年度的山東航空服務協議項下交易的年度上限分別為人民幣59,920,000元及人民幣77,920,000元；於截至二零零七年十二月三十一日止兩個年度，四川航空服務協議項下交易的年度上限分別為人民幣67,410,000元及人民幣87,660,000元。

考慮到根據上述山東航空服務協議及四川航空服務協議於截至二零零七年九月三十日止九個月進行的交易總金額，董事認為，根據上述兩項協議於截至二零零七年十二月三十一日止年度進行交易的實際總金額不會超過上述截至二零零七年十二月三十一日止年度的年度上限。

6. 年度上限

續訂的山東航空服務協議及續訂的四川航空服務協議項下交易於截至二零零八年十二月三十一日止年度的年度上限分別為人民幣45,646,560元(約等於47,548,500港元)及人民幣102,672,570元(約等於106,950,594港元)，乃參考(i)山東航空與本公司根據山東航空服務協議，及四川航空與本公司根據四川航空服務協議於截至二零零六年十二月三十一日止年度及二零零七年九月三十日止九個月所進行的歷史交易金額而釐定；及(ii)估計的交易量增幅(經計及中國航空旅遊業的預期增長及公幹次數持續增加的因素)。董事估計(i)續訂的山東航空服務協議項下持續關連交易每年將增加約15%至20%，並以20%的水平釐定上述該等交易的年度上限金額；及(ii)續訂的四川航空服務協議項下持續關連交易每年將增加約15%至30%，並以30%的水平釐定上述該等交易的年度上限金額。

董事認為，就持續關連交易續訂的山東航空服務協議及續訂的四川航空服務協議的各年度上限均屬公平合理。

山東航空及四川航空分別向本公司支付的服務費亦包括：(i)機場旅客處理系統處理的國際及地區航線登機乘客每人收取最高人民幣7元的准許價，及國內航線登機乘客每人收取最高人民幣4元的准許價(視乎航線、載客量及服務水平等)；(ii)本公司就APP系統所處理的每班航機收取最高准許價為人民幣500元的配載平衡服務(視乎飛機的規模)，及(iii)使用本公司物理標識設備(PID)等數據網絡服務的連接費和維修費(視乎設備的種類和數量)。

服務費按月計算，並須於收到發票後三十天內以現金支付。本公司須於每月二十日就上月收款金額開出發票。

董事認為，上述服務費的釐訂基準乃屬公平合理。

3. 有關山東航空及四川航空的資料

山東航空為本公司的發起人之一，故根據上市規則第14A.11(3)條，為本公司的關連人士。四川航空乃四川航空集團公司的附屬公司，為本公司的發起人之聯系人，故根據上市規則第14A.11(4)條，四川航空亦為本公司的關連人士。山東航空及四川航空的主要業務均為於中國境內經營民航業務。

4. 過往交易紀錄

如下所載乃分別於截至二零零六年十二月三十一日止年度及二零零七年九月三十日止九個月期間，山東航空與本公司根據山東航空服務協議，而四川航空與本公司根據四川航空服務協議所進行的交易金額概要(基於本公司於截至二零零七年九月三十日止九個月的未經審核管理賬目)；

	截止年度／期間	
	二零零六年十二月三十一日	二零零七年九月三十日
山東航空服務協議	人民幣31,699,000元 (約等於33,019,792港元)	人民幣25,000,000元 (約等於26,041,667港元)
四川航空服務協議	人民幣60,753,000元 (約等於63,284,375港元)	人民幣52,806,000元 (約等於55,006,250港元)

續訂的四川航空服務協議

日期 ： 二零零七年十一月十四日

訂約方 ： 本公司(作為技術服務的提供方)；及四川航空(作為技術服務的接受方)。

期限 ： 二零零八年一月一日至二零零八年十二月三十一日

本公司根據續訂的山東航空服務協議及續訂的四川航空服務協議提供的服務與山東航空服務協議及四川航空服務協議項下的服務相同，包括但不限於：

(i) 提供(其中包括)綜合信息、航班資料、航班監控、客票銷售、自動客票銷售、公佈貨運價格等服務的航班監控系統服務；

(ii) 提供(其中包括)航班信息顯示、實時航班預訂、自動客票銷售、客票價格顯示及其他旅遊相關服務等的電子旅遊分銷系統服務；

(iii) 提供辦理登機手續、登機及配載平衡服務的機場旅客處理系統服務；及

(iv) 提供(其中包括)網絡傳輸及連接服務的民航及商業數據網絡服務。

山東航空及四川航空分別就續訂的山東航空服務協議及續訂的四川航空服務協議項下技術服務應付的服務費乃按民航總局規定的現行計費標準釐定，該標準與日期為二零零一年一月二十九日的本公司招股書內所披露者相同。

根據民航總局的規定價(視乎進行交易的系統種類)，山東航空及四川航空須分別就每位乘客向本公司支付預訂費，國內航線每位乘客收費介乎人民幣4.5元至人民幣6.5元(視乎每月的預訂客量)，國際及地區航線則介乎人民幣6.5元至人民幣7元。

董事建議於臨時股東大會上，就持續關連交易及年度上限尋求獨立股東批准。

本通函旨在為 閣下提供(其中包括)：(i)持續關連交易的進一步詳情；(ii)招商證券就持續關連交易及年度上限向獨立董事委員會及獨立股東提供的意見函件；(iii)獨立董事委員會就持續關連交易向獨立股東提供有關持續關交易及年度上限的推薦意見；及(iv)臨時股東大會的通告，會上將審議及酌情通過決議案以批准持續關連交易及年度上限。

2. 持續關連交易

背景

如二零零六年通函所載，本公司(1)已於二零零四年十一月五日與山東航空訂立山東航空服務協議，自二零零五年一月一日起至二零零七年十二月三十一日止，為期三年；及(2)已於二零零五年一月二十六日與四川航空訂立四川航空服務協議，自二零零五年一月一日起至二零零八年一月一日止，為期三年。

本公司於二零零七年十一月一日及二零零七年十一月十四日分別與山東航空及四川航空同意續訂山東航空服務協議及四川航空服務協議，續期一年。如二零零六年通函所載，山東航空服務協議及四川航空服務協議的續訂條款規定，除非訂約方提前以書面形式終止，否則上述條款分別續訂一年。因此，續訂的山東航空服務協議及四川航空服務協議期限分別僅為一年。

本公司與山東航空或四川航空過往並無任何交易而須根據上市規則第14A.25條與持續關連交易一併彙集計算。

續訂的山東航空服務協議及續訂的四川航空服務協議的詳情如下：

續訂的山東航空服務協議

日期 ： 二零零七年十一月一日

訂約方 ： 本公司(作為技術服務的提供方)；及山東航空(作為技術服務的接受方)。

期限 ： 二零零八年一月一日至二零零八年十二月三十一日

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

董事：
朱　永 *(董事長)*
朱曉星
丁衛平
宋金箱
王全華#
羅朝庚#
宮國魁#
榮　剛#
孫湧濤#
劉德俊#
夏　毅#
宋　箭#
易永發##
袁耀輝##
蔡敬金##

非執行董事
獨立非執行董事

註冊辦事處：
中國
北京海淀區
科學院南路2號
融科資訊中心
郵編100080

敬啟者：

持續關連交易：
續訂山東航空服務協議
及
四川航空服務協議
及
臨時股東大會通告

1. 背景

誠如本公司日期為二零零七年十一月十九日的公告中所載，本公司與山東航空及四川航空分別於二零零七年十一月一日及二零零七年十一月十四日同意續訂期限為一年的山東航空服務協議及四川航空服務協議。續訂的山東航空服務協議及續訂的四川航空服務協議項下擬進行的交易構成本公司的持續關連交易。

「山東航空」	指	山東航空股份有限公司，為本公司的發起人，其股本中的B股於深圳證券交易所上市
「山東航空服務協議」	指	本公司與山東航空訂立的日期為二零零四年十一月五日，就於二零零五年一月一日至二零零七年十二月三十一日期間提供技術服務的協議，為期三年
「四川航空」	指	四川航空股份有限公司，為本公司的發起人之一四川航空集團公司的附屬公司
「四川航空服務協議」	指	本公司與四川航空訂立的日期為二零零五年一月二十六日，就於二零零五年一月一日至二零零八年一月一日期間提供技術服務的協議，為期三年
「股份」	指	本公司股本中每股人民幣1.00元的H股
「股東」	指	本公司的股東
「聯交所」	指	香港聯合交易所有限公司
「技術服務」	指	本集團將向山東航空及四川航空提供載於本通函董事會函件「持續關連交易」一段的各項航空信息服務與技術支持
「%」	指	百分比

就本通函而言，除另有說明外，所使用的1港元 = 人民幣0.96元的兌換率(在適用情況下)僅為闡釋之用，並不構成為表示有任何款額曾經、可能曾經或可以兌換的聲明。

「臨時股東大會」	指	本公司旨在(其中包括)尋求獨立股東批准持續關連交易及年度上限而將於二零零八年一月二十五日(星期五)召開的臨時股東大會，大會通告載於本通函第29頁至30頁
「本集團」	指	本公司及其附屬公司
「港元」	指	港元，香港法定貨幣
「獨立董事委員會」	指	本公司成立的獨立董事委員會(成員為易永發、袁耀輝及蔡敬金)，以就持續關連交易及年度上限向獨立股東提供建議
「獨立股東」	指	除山東航空、四川航空及其各自聯繫人以外的股東
「最後可行日期」	指	二零零七年十二月六日，即本通函付印前為確定其所載若干資料的最後可行日期
「上市規則」	指	聯交所證券上市規則
「百分比率」	指	根據上市規則第14.07條按年計算的百分比率，不包括盈利比率及股本比率
「中國」	指	中華人民共和國
「續訂的山東航空服務協議」	指	本公司與山東航空於二零零七年十一月一日同意續訂的期限為二零零八年一月一日至二零零八年十二月三十一日的山東航空服務協議，為期一年
「續訂的四川航空服務協議」	指	本公司與四川航空於二零零七年十一月十四日同意續訂的期限為二零零八年一月一日至二零零八年十二月三十一日的四川航空服務協議，為期一年
「人民幣」	指	人民幣，中國法定貨幣
「證券及期貨條例」	指	章證券及期貨條例(香港法例第571)

於本通函內，除文義另有所指外，下列詞語具有以下涵義：

「二零零六年通函」	指	本公司日期為二零零六年四月七日的有關(其中包括)山東航空服務協議及四川航空服務協議的通函
「二零零六年臨時股東大會」	指	本公司於二零零六年五月二十五日召開的臨時股東大會
「年度上限」	指	續訂的山東航空服務協議及續訂的四川航空服務協議項下其各自的年度上限
「聯繫人」	指	具有上市規則第1章及第19A章所賦予的涵義
「董事會」	指	董事會
「派送紅股」	指	向股東派送紅股，即按以每持有一股現有股派送一股紅股的基準發行888,157,500股每股面值人民幣1元的新普通股，已於本公司二零零七年六月五日舉行的股東周年大會及類別股東大會上獲股東批准
「民航總局」	指	中國民用航空總局，乃中國民航業監管機構
「招商證券」	指	招商證券(香港)有限公司，獨立董事委員會及獨立股東的獨立財務顧問，為根據證券及期貨條例進行第1類(證券交易)、第2類(期貨合約交易)、第4類(就證券提供意見)、第6類(就機構融資提供意見)及第9類(資產管理)受規管活動的持牌法團
「本公司」	指	中國民航信息網絡股份有限公司，根據中國法律註冊成立的公司，其股份在聯交所上市，而其美國預托證券在美國場外證券市場進行買賣
「持續關連交易」	指	續訂的山東航空服務協議及續訂的四川航空服務協議項下擬進行的交易
「董事」	指	本公司董事

目 錄

閣下如對本通函任何方面或所應採取行動**有任何疑問**，應諮詢　閣下的註冊證券商、銀行經理、股票經紀、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有**中國民航信息網絡股份有限公司**的股份，應立即將本通函連同隨附的代表委任表格送交買主或受讓人、或經手買賣或轉讓的銀行、註冊證券商或其他代理，以便轉交買主或受讓人。

中國民航信息網絡股份有限公司
TravelSky Technology Limited

(在中華人民共和國註冊成立的股份有限公司)

(股份編號：0696)

持續關連交易：
續訂山東航空服務協議
及
四川航空服務協議
及
臨時股東大會通告

獨立董事委員會及獨立股東之獨立財務顧問

招商證券(香港)有限公司
CHINA MERCHANTS SECURITIES (HK) CO., LTD.

董事會函件載於本通函第1頁至第8頁。獨立董事委員會函件載於本通函第9頁。招商證券致獨立董事委員會及獨立股東的函件載有其向獨立董事委員會及獨立股東提供的意見，載於本通函第10頁至第20頁。

臨時股東大會將於二零零八年一月二十五日(星期五)上午十一時正於中華人民共和國北京海淀區科學院南路2號融科資訊中心C座南樓19層1907會議室召開，大會通告載於本通函第29頁至30頁。無論　閣下是否擬出席臨時股東大會，均務請將所附的代表委任表格按其上列印的指示填妥，並將其交回本公司的香港股份登記過戶分處香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室，且無論如何不遲於臨時股東大會或其任何續會指定舉行時間24小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席臨時股東大會或其任何續會，並於會上投票。

二零零七年十二月十日

(Stock Code: 0696)

ANNOUNCEMENT

VOTING RESULTS OF RESOLUTIONS PROPOSED AT EXTRAORDINARY GENERAL MEETING

The Board is pleased to announce that the ordinary resolutions regarding the Renewed Shandong Airline Services Agreement and the Renewed Sichuan Airline Services Agreement and the respective related Annual Caps for the year ending 31 December 2008 were duly passed by way of poll by the Independent Shareholders at the EGM.

Reference is made to the announcement of TravelSky Technology Limited (the "**Company**") dated 19 November 2007 and the circular (the "**Circular**") to the shareholders of the Company dated 10 December 2007 regarding the Continuing Connected Transactions. Terms used herein shall have the same meanings as defined in the Circular unless the context requires otherwise.

VOTING RESULTS OF THE EGM

The Board is pleased to announce that the ordinary resolution regarding the Renewed Shandong Airline Services Agreement, the transactions contemplated thereunder and the related Annual Caps for the year ending 31 December 2008 ("**Shandong Airline Services Agreement Resolution**") was duly passed by way of poll by the Independent Shareholders at the EGM. In addition, the ordinary resolution regarding the Renewed Sichuan Airline Services Agreement, the transactions contemplated thereunder and the related Annual Caps for the year ending 31 December 2008 ("**Sichuan Airline Services Agreement Resolution**") was duly passed by way of poll by the Independent Shareholders at the EGM.

As at 25 January 2008, there were 1,776,315,000 shares in the capital of the Company in issue. In accordance with the Listing Rules and as disclosed in the Circular, with respect to the Shandong Airline Services Agreement Resolution, Shandong Airlines which holds 8,697,000 shares in the capital of the Company, representing about 0.49% of all the issued shares of the Company as at the date of the EGM, abstained from voting on the Shandong Airline Services Agreement Resolution at the EGM. With respect to the Sichuan Airline Services Agreement Resolution, Sichuan Air Group Company (the holding company of Sichuan Airlines) which holds 3,445,000 shares in the capital of the Company, representing about 0.19% of all the shares of the Company as at the date of the EGM, abstained from voting on the Sichuan Airline Services Agreement Resolution at the EGM.

The total number of shares of the Company entitling the Independent Shareholders to attend and vote for or against the Shandong Airline Services Agreement Resolution at the EGM was 1,767,618,000 shares, representing approximately 99.51% of the total issued share capital of the Company as at the date of the EGM. The total number of shares of the Company entitling the Independent Shareholders to attend and vote for or against the Sichuan Airline Services Agreement Resolution at the EGM was 1,772,870,000 shares, representing approximately 99.81% of the total issued share capital of the Company as at the date of the EGM. There was no share of the Company entitling the Independent Shareholders to attend and vote only against the Shandong Airline Services Agreement Resolution or the Sichuan Airline Services Agreement Resolution at the EGM.

The Company has appointed PricewaterhouseCoopers, the auditor of the Company as the scrutineer to monitor the vote-taking procedures at the EGM. The results of the EGM are as follows:

Ordinary Resolutions	**Number of votes** *(%)*	
	For	**Against**
To approve the Renewed Shandong Airline Services Agreement and the transactions contemplated thereunder and the related Annual Caps for the year ending 31 December 2008.	1,460,337,014 Shares (100%)	0 Shares (0%)
To approve the Renewed Sichuan Airline Services Agreement and the transactions contemplated thereunder and the related Annual Caps for the year ending 31 December 2008.	1,465,589,014 Shares (100%)	0 Shares (0%)

By the order of the Board
Zhu Yong
Chairman

Beijing, the People's Republic of China, 25 January 2008

As at the date of this announcement, the Board comprises:

Executive Directors: *Mr. Zhu Yong (Chairman), Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;*

Non-executive Directors: *Mr. Wang Quanhua, Mr. Luo Chaogeng, Mr. Gong Guokui, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian;*

Independent non-executive Directors: *Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim.*

TravelSky

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT

The board of directors of TravelSky Technology Limited (the "**Company**") announced that according to the notice regarding the announcement of the List of 2007 Important Software Enterprises under the National Planning Layout jointly issued by the National Development and Reform Commission, the Ministry of Information Industry, the Ministry of Commerce and the State Administration of Taxation of the People's Republic of China (the "**PRC**") on February 26, 2008, the Company was recognized as one of the "Important Software Enterprises under the National Planning Layout" in 2007.

According to the Policies for Encouraging the Development of Software and Integrated Circuit Industries (鼓勵軟件產業和集成電路產業發展的若干政策) (Guo Fa (2000) No.18) (國發(2000)18號) issued by the State Council, recognized Important Software Enterprises under the National Planning Layout which are not in their tax holiday period are entitled to enjoy the above preferential enterprise income tax rate of 10% ("**Preferential Tax Rate**") in the relevant year.

The Company was registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park and has been subject to enterprise income tax at a rate of 15% since January 1, 2006 as approved by the Haidian State Tax Bureau.

According to the above stipulation, the Company can enjoy the Preferential Tax Rate in the financial year 2007. Since the PRC enterprise income tax paid by the Company in 2007 was based on the rate of 15%, the excess amount paid in 2007, (being the difference between the enterprise income tax charged at a rate of 15% and that at 10%) will be refunded to the Company in the subsequent financial year.

Shareholders of the Company and potential investors are advised to exercise caution when dealing in the securities of the Company.

By order of the Board
TravelSky Technology Limited
Ding Weiping
Secretary to the Board

Beijing, PRC, March 13, 2008

As at the date of this announcement, the Board of the Company comprises:

Executive directors:	Mr. Zhu Yong (Chairman), Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive directors:	Mr. Wang Quanhua, Mr. Luo Chaogeng, Mr. Gong Guokui, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian;
Independent non-executive directors:	Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim.

TravelSky

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

DATE OF BOARD MEETING

The board of directors ("Board") of TravelSky Technology Limited (the "Company") hereby announces that the meeting of the Board will be held on Friday, March 28, 2008, for considering and approving the annual results for the year ended December 31, 2007 and the distribution of final dividends, if any.

By order of the Board
TravelSky Technology Limited
Ding Weiping
Secretary to the Board

Beijing, the People's Republic of China, March 14, 2008

As at the date of this announcement, the Board of the Company comprises:

Executive directors:	Mr. Zhu Yong (Chairman), Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive directors:	Mr. Wang Quanhua, Mr. Luo Chaogeng, Mr. Gong Guokui, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian;
Independent non-executive directors:	Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim.

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT IN RESPECT OF (1) THE RESIGNATION AND APPOINTMENT OF THE CHAIRMAN; AND (2) THE PROPOSED RESIGNATION AND PROPOSED APPOINTMENT OF DIRECTOR

The Board announces that due to other engagement (which is not relating to the Group), Mr Zhu Yong will cease to assume the office of the chairman and cease to act as an authorised representative and legal representative of the Company with effect from 28 March 2008. Mr Sun Yongtao has been approved by the Board to act as the acting chairman and legal representative of the Company.

The Board further announces that subject to the approval by shareholders of the Company at the AGM, Mr Zhu Yong will resign from the office of an executive Director, and Mr Xu Qiang will be appointed as a Director.

The board ("**Board**") of directors ("**Director**") of TravelSky Technology Limited ("**Company**") wishes to announce that, with effect from 28 March 2008:

1. Mr Zhu Yong will cease to assume the office of the chairman of the Company;

2. Mr Zhu Yong will also cease to act as an authorised representative of the Company (as required under Rule 3.05 of the Rules ("**Listing Rules**") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Stock Exchange**")) and the legal representative of the Company (as required under the articles of association of the Company that the chairman shall be the legal representative of the Company); and

3. Mr Sun Yongtao will act as the acting chairman and legal representative of the Company.

As at the date of this announcement, Mr Zhu Xiaoxing and Mr Ding Weiping (both being executive Directors) still remain as the authorised representatives of the Company as required under Rule 3.05 of the Listing Rules.

With effect from the conclusion of the annual general meeting of the Company to be held in 2008 ("**AGM**"), Mr Zhu Yong will resign from his office of an executive Director due to other engagement (which is not relating to the Group), subject to the approval by the shareholders of the Company at the AGM. Mr Zhu Yong has confirmed that he has no disagreement with the Board and there is no matters relating to his resignation that need to be brought to the attention of the holders of securities of the Company. The Board would like to take this opportunity to express its gratitude to Mr Zhu Yong for his valuable contribution to the Company during his term of office. The appointment of Mr Xu Qiang as a Director will be also considered at the AGM.

Mr Xu Qiang, aged 46, graduated from First Research Institute of Ministry of Aviation and Aerospace Industry and got Doctor of Philosophy Degree. From November 1990 to May 2001, Mr Xu Qiang served at China Aerospace Industry Corporation as engineer, vice-director and director of research office, vice director and director of 13th Institute, assistant to president and vice president of First Research Institute in succession. From May 2001 to May 2007, Mr Xu Qiang served at China Aerospace Science and Technology (CASA), held the position of president of 10th Research Institute and general engineer of CASA. Mr Xu Qiang served as general manager of China TravelSky Holding Company since May 2007.

Save as disclosed above, Mr Xu Qiang does not have any relationship with any Director, supervisor, chief executive, senior management, substantial shareholders (as defined in the Listing Rules), or controlling shareholders (as defined in the Listing Rules) of the Company. Save as disclosed above, Mr Xu Qiang does not hold any other major appointments or qualifications and has not held any position or directorship in any other listed companies during the last three years preceding the date of this announcement.

As at the date of this announcement, Mr Xu Qiang is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

A service contract will be entered into between the Company and Mr Xu Qiang in respect of his appointment (if approved at the AGM) as a Director. Mr Xu Qiang shall hold office as a Director for a term commencing the conclusion of the AGM to the expiry date of the term of the third Board. The annual remuneration of Mr Xu Qiang will be determined by the Company with reference to the prevailing market price and the working experience of Mr Xu Qiang . As at the date of this announcement, the amount of annual remuneration of Mr Xu Qiang has not been determined. The Company will publish further announcement in this regard when the annual remuneration of Mr Xu Qiang is fixed.

Save as disclosed above, there is no other matter relating to the proposed appointment of Mr Xu Qiang that needs to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed under Rule 13.51(2)(h)-(v) of the Listing Rules.

By the order of the Board
TravelSky Technology Limited
Ding Weiping
Executive Director and Company Secretary

Beijing, the People's Republic of China, 28 March 2008

As at the date of this announcement, the Board comprises:

Independent non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim;
Non-executive Directors:	Mr Sun Yongtao (acting chairman), Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Zhu Yong, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang.

TravelSky

中国民航信息网络股份有限公司

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

RECEIVED

2008 JUL 15 A 11: 13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(Stock Code: 0696)

ANNOUNCEMENT OF ANNUAL RESULTS FOR THE FINANCIAL YEAR ENDED DECEMBER 31, 2007

RESULTS HIGHLIGHTS

- Total revenues amounted to approximately RMB2,001.9 million, an increase of approximately 17.0% over Year 2006
- Profit attributable to equity holders of the Company was approximately RMB631.0 million, an increase of approximately 22.4% over Year 2006
- EBITDA was approximately RMB892.2 million, an increase of approximately 13.0% over Year 2006
- Earnings per share was RMB0.36
- The Board recommended a final cash dividend of RMB0.13 per share for Year 2007

The board of directors (the "Board") of TravelSky Technology Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") which have been prepared in accordance with the International Financial Reporting Standards ("IFRS") for the year ended December 31, 2007 ("Year 2007").

CONSOLIDATED INCOME STATEMENT

(Amounts expressed in thousands of Renminbi ("RMB"), except per share data)

	Note	For the year ended December 31, 2007	2006
Revenues			
Aviation information technology service		**1,601,160**	1,395,172
Data network and others		**400,743**	316,533
Total revenues	2	**2,001,903**	1,711,705
Operating expenses			
Business taxes and other surcharges		**(65,795)**	(56,358)
Depreciation and amortisation		**(243,111)**	(229,178)
Network usage		**(83,562)**	(76,529)
Personnel		**(271,689)**	(239,743)
Operating lease rentals		**(68,607)**	(63,658)
Technical support and maintenance fees		**(154,459)**	(99,801)
Commission and promotion expenses		**(248,075)**	(194,095)
Other operating expenses		**(209,701)**	(188,534)
Total operating expenses		**(1,344,999)**	(1,147,896)
Operating profit		**656,904**	563,809
Financial income, net		**48,696**	52,406
Share of results of associated companies		**12,991**	11,727
Profit before taxation		**718,591**	627,942
Taxation	3	**(69,941)**	(98,421)
Profit after taxation		**648,650**	529,521
Attributable to			
Equity holders of the Company		**630,989**	515,587
Minority interest		**17,661**	13,934
		648,650	529,521

Earnings per share for profit attributable to the equity holders of the Company			
Basic and diluted *(RMB)*	4	**0.36**	0.29
Cash dividends	5	**230,921**	195,395

CONSOLIDATED BALANCE SHEET

(Amounts expressed in thousands of Renminbi)

	Note	**As at December 31, 2007**	2006
ASSETS			
Non-current assets			
Property, plant and equipment, net		**1,033,148**	661,149
Intangible assets, net		**11,824**	9,969
Investments in associated companies		**85,996**	68,343
Held-to-maturity financial assets		**—**	100,000
Other long-term assets		**8,881**	17,000
Deferred income tax assets		**9,229**	—
		1,149,078	856,461
Current assets			
Inventories		**9,241**	4,498
Accounts receivable, net	6	**141,565**	84,882
Due from associated companies		**6,308**	273
Due from related parties, net		**389,561**	300,070
Prepayments and other current assets		**102,399**	62,064
Held-to-maturity financial assets		**100,000**	—
Short-term bank deposits		**1,843,949**	1,884,604
Cash and cash equivalents		**1,209,152**	1,233,166
		3,802,175	3,569,557
Total assets		**4,951,253**	4,426,018

EQUITY			
Capital and reserves attributable to equity holders of the Company			
Paid-In capital		**1,776,315**	888,158
Reserves		**1,296,834**	2,066,112
Retained earnings			
— Proposed final cash dividend	5	**230,921**	195,395
— Others		**1,028,659**	749,137
		4,332,729	3,898,802
Minority interest		**85,997**	72,523
Total equity		**4,418,726**	3,971,325
LIABILITIES			
Non current liabilities			
Deferred income tax liabilities		**129**	—
Current liabilities			
Accounts payable and accrued liabilities	7	**470,212**	359,200
Due to related parties		**39,960**	85,442
Income tax payable		**17,054**	7,605
Deferred revenue		**5,172**	2,446
		532,398	454,693
Total liabilities		**532,527**	454,693
Total equity and liabilities		**4,951,253**	4,426,018
Net current assets		**3,269,777**	3,114,864
Total assets less current liabilities		**4,418,855**	3,971,325

1. **Basis of presentation**

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") and under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies.

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after January 1, 2007:

- IFRS 7, "Financial instruments: Disclosures", and the complementary amendment to IAS 1, "Presentation of financial statements – Capital disclosures", introduces new disclosures relating to financial instruments and does not have any impact on the classification and valuation of the Group's financial instruments, or the disclosures relating to taxation and trade and other payables; and

- IFRIC - Int 10, "Interim financial reporting and impairment", prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This standard does not have any impact on the Group's financial statements.

2. **Revenues**

Revenues primarily comprise the service fees earned by the Group for the provision of the Group's aviation information technology services and related data network services. A substantial portion of these revenues was generated from the shareholders of the Company.

3. **Taxation**

The Company was registered as a new technology enterprise in October 2000 in Zhongguancun Haidian Science Park and has been approved by the Haidian State Tax Bureau. From 2006 afterwards the Company is subject to an enterprise income tax ("EIT") preferential rate of 15%.

The Company's subsidiaries are entitled to different preferential tax rates, ranging from 15% to 33%. These subsidiaries are located in special economic zones for which the applicable tax rate is 15%, or designated as "New Technology Enterprise" for which the applicable tax rate is 15%. In addition, these subsidiaries are entitled to certain reductions in tax rates in their initial years of operations.

The above mentioned EIT preferential rates or status currently enjoyed by the Company and its subsidiaries will be subject to re-assessment in 2008 by the respective local tax bureau in view of the Corporate Income Tax Law of the People's Republic of China ("new CIT Law") that has became effective on January 1, 2008 as approved by the National People's Congress on March 16, 2007. Under the new CIT Law, the statutory corporate income tax rate applicable to the Company starting from January 1, 2008 will be 25%, replacing the currently applicable tax rate of 33%.

The relevant authorities issued a notice dated January 9, 2007 recognising the Company as an "Important Software Enterprise" in 2006 under the National Planning Layout. According to the relevant regulations, the Company is entitled to a preferential tax rate of 10% in the year of recognition. The Company had already paid EIT at a rate of 15% for the financial year ended December 31, 2006. The difference between the EIT paid by the Company over the preferential tax rate of 10% amounting to approximately RMB30,180,000 had been refunded to the Company in June 2007. The tax refund was offset against income tax expense in the consolidated financial statements for the year ended December 31, 2007.

The relevant authorities issued a notice dated February 26, 2008 recognising the Company as an "Important Software Enterprise" in 2007 under the National Planning Layout. According to the relevant regulations, the Company is entitled to a preferential tax rate of 10% in the year of recognition. The Company had already paid EIT at a rate of 15% for the financial year ended December 31, 2007. According to the related regulation, the EIT paid by the Company for the financial year ended December 31, 2007 over the preferential tax rate of 10% will be refunded to the Company in the subsequent year. Its impact will be accounted for in 2008 financial statements accordingly.

Income tax expenses comprised:

	2007	2006
	RMB'000	*RMB'000*
Current tax	79,041	98,421
Deferred tax	(9,100)	—
	69,941	98,421

4. Earnings per share

Due to the Bonus Issue as described in Note 5, the number of ordinary shares for the year ended December 31, 2006 for the purpose of calculating earnings per share has been adjusted retrospectively for the increase of ordinary shares.

Earnings per share for the year ended December 31, 2007 and December 31, 2006 have been computed by dividing the profit attributable to the equity holders of the Company, of RMB630,989,000 and RMB515,587,000, by 1,776,315,000 ordinary shares issued and outstanding.

There were no potential dilutive ordinary shares outstanding during the years ended December 31, 2007 and 2006.

5. Dividends and other distribution

At the annual general meeting and class meetings of the Company held on June 5, 2007, a resolution was passed for the bonus issue of 888,157,500 new ordinary shares at par value of RMB1 per share to the equity holders of the Company on basis of one bonus share for one existing share ("Bonus Issue"), by conversion of reserve amounting to RMB888,157,500 into paid in capital. As a result, the number of ordinary shares increased from 888,157,500 to 1,776,315,000. The new shares rank pari passu in all respect with the existing shares.

The shareholders in the annual general meeting on June 5, 2007 approved the final dividend in respect of 2006 of RMB0.22 per share (RMB0.11 per adjusted ordinary share after the Bonus Issue as mentioned above) amounting to a total of RMB195,394,650. The amount was accounted for in shareholders' equity as an appropriation of retained earnings.

The Board of Directors proposed a cash dividend of RMB0.13 per share for the year ended December 31, 2007, amounting to RMB230,920,950. The proposed cash dividend distribution is subject to shareholders' approval in their next general meeting and will be recorded in the Group's financial statements for the year ending December 31, 2008.

6. Accounts receivable, net

As December 31, 2007 and 2006, the ageing analysis of the accounts receivable was as follows:

	2007	2006
	RMB'000	*RMB'000*
Within 6 months	**126,837**	73,294
Over 6 months but within 1 year	**6,390**	4,859
Over 1 year but within 2 years	**4,578**	2,083
Over 2 years but within 3 years	**1,247**	6,598
Over 3 years	**7,338**	1,126
Accounts receivable	**146,390**	87,960
Provision for impairment of receivables	**(4,825)**	(3,078)
Accounts receivable, net	**141,565**	84,882

The payment period is normally within six months after the services are rendered.

7. Accounts payable and accrued liabilities

The ageing analysis of accounts payable was as follows:

	2007	2006
	RMB'000	*RMB'000*
Within 6 months	**133,228**	25,238
Over 6 months but within 1 year	**13,078**	8,773
Over 1 year but within 2 years	**7,884**	55,809
Over 2 years but within 3 years	**17,481**	754
Over 3 years	**8,584**	19,568
Total accounts payable	**180,255**	110,142
Accrued liabilities and other liabilities	**289,957**	249,058
Total	**470,212**	359,200

8. Segment reporting

The Group conducts its business within one business segment - the business of providing aviation information technology and related services in the PRC. The Group's chief decision maker for operation is considered to be the Group's general manager. The information reviewed by the general manager is identical to the information presented in the consolidated income statement. No segment income statement has been prepared by the Group for the year ended December 31, 2007 and 2006. The Group also operates within one geographical segment because its revenues are primarily generated in the PRC and its assets are located in the PRC. Accordingly, no geographical segment data is presented.

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

As the leading provider of information technology solutions for the China's aviation and travel industry, the Company stands at a core tache along the value chain of China's aviation and travel service distribution. While the Company provides advanced aviation information technology and its extended services to the Chinese commercial airlines, it also distributes commercial airlines products and services to travel agents, travel service distributors, ticketing offices, corporate clients and individual consumers, and is taking a leading role in provision of information technology solutions. With more than two decades of continuous development, the Company has preliminarily built up relatively comprehensive product lines of information technology services with strong functionalities, to satisfy the needs of all the industry participants ranging from commercial airlines, airports, travel products and service suppliers to travel agents, travel service distributors, corporate clients, travelers and cargo shippers. Through the product lines, the Company helped these industry participants to broaden their core business, improve their service quality and enhance their operational efficiency.

Aviation Information Technology Service

The Company's aviation information technology ("AIT") services, which consist of series of products and solutions, are provided to Chinese commercial airlines and over 303 foreign and regional commercial airlines. The AIT services comprise electronic travel distribution ("ETD") service (including Inventory Control System ("ICS") service, Computer Reservation System ("CRS") service) and Airport Passenger Processing ("APP") service, as well as other extended information technology solutions related to the above core businesses, including but not limited to, product service to support aviation alliance, solutions for developing commercial airlines' e-ticket and ecommerce, data service to support decisions of commercial airlines as well as information management system to improve ground operational efficiency of commercial airlines and airports. Comparing with Year 2006, revenue generated from the AIT services in Year 2007 increased by approximately 14.8% to approximately RMB1,601.2 million, representing approximately 80.0% of the Group's total revenue.

As expected, China is on the way heading for the aviation market with fastest development and enormous development potential globally, amid the rapidly growing domestic economy, the accelerated mobility of productive elements, and the booming business trips and leisure travel. Thanks to the strong growth in aviation industry of the PRC, as the dominant supplier of information technology solutions in the PRC aviation and travel industry, the Company's ETD system surpassed 200 million bookings and processed approximately 204.4 million bookings on domestic and overseas commercial airlines in 2007, representing an increase of approximately 18.2% over Year 2006. Among which, bookings on Chinese commercial airlines increased by approximately 18.0%, while that on foreign and regional commercial airlines increased by approximately 22.0%.

Recently, the increasingly internationalized PRC aviation market has been spurred into intensifying competitions driven by the "Sky Opening" concept and under the deregulating and pro-competition industry policies. The Group has been focusing on product lines like seat management, distribution information technology solutions and fare solutions for commercial airlines and improving its AIT and extended services, to meet commercial airlines' needs of information technology solutions for strengthening network and hub construction, dedicating themselves to alliances and co-operation, improving electronic direct-sale ability, diversifying products and service and enhancing profitability. In 2007, the Company continued perfecting and promoting its systems of BSP (Billing and Settlement Plan) electronic ticketing, Airline Direct-sale electronic ticketing and Airline Online electronic ticketing. While meeting the needs in the Interline Electronic Ticketing (IET) between Chinese commercial airlines and major foreign and regional commercial airlines, the Company also provided technology support for such 36 foreign and regional commercial airlines as American Airlines and Deutsche Lufthansa AG to sell e-tickets. E-tickets sold by Chinese commercial airlines using the Company's electronic ticketing system amounted to approximately 152.1 million segments, representing 91.2% of flight bookings by the end of 2007. With the technology support by the Company in 2007, Air China Limited and Shanghai Airlines Company Limited and China Southern Airlines Company Limited respectively joined Star Alliance and SkyTeam smoothly, paving the way for capitalizing on alliance value and earning improvement. In 2007, the Company continued perfecting and promoting air fare solution. The domestic fares auto display, auto computation and electronic fare checking products developed by the Company have been widely used in Chinese commercial airlines, together with a progress in international fare display and calculation. With the joining of 25 additional foreign and regional commercial airlines including Lufthansa German Airlines, Air France and British Airways, the number of foreign and regional commercial airlines with direct links with the Company's CRS increased to 57 in 2007 with the direct-sale percentage over 93.1%, thus considerably increasing the Company's ability to resist market risks.

In 2007, the Company continued to provide value-added service for commercial airlines and airports and boost simplified business activity focusing on its APP system. The Company's self-developed Common Use Self Service (CUSS) system which meets the IATA standard was also installed in five airports including Guangzhou and Shenyang after the installation in airports like Kunming Airport. The self-developed online check-in products, transfer management system and airline ground operation management system were also successively used, effectively improving ground services of commercial airlines and airport. The Company installed and upgraded the new generation APP front system ("NewAPP") in top 50 airports in terms of throughput in China, thus further securing its leading position in the market. In 2007, the Company made continuous efforts in promoting the APP system and its operations in overseas or regional airports to assist Chinese commercial airlines in providing transfer and through check-in services, and passenger departures processed amounted to approximately 5.3 million. With the joining of KLM Royal Dutch Airlines and Singapore Airlines, the number of foreign and regional commercial airlines using the Company's APP system increased to 37, and passenger departures processed amounted to approximately 2.8 million.

While playing the advantages of powerful mainframe capacity, flexible research and development on open platforms and technologies, and quick response, the Group's new generation aviation passenger service system ("the system") aims to achieve smooth transition of system functions at low operation cost by focusing on passengers and adopting service-oriented architecture ("SOA"), so as to support the sustainable development of commercial airlines' businesses and in line with the development trend of aviation and travel industry. In 2007, the Group embarked on the planning and demonstration of the system with a progress in technological preparation, based on the strengthened research on the industry development and information technology trend to clarify the system's developing thoughts.

Distribution Information Technology Service

The Group's travel distribution network comprises approximately 52,400 sales terminals owned by more than 6,580 travel agencies or travel service distributors, with high-level networking and direct links to all Global Distribution System around the world and 57 foreign and regional commercial airlines through SITA networks, covering over 400 domestic and overseas cities. The Group rendered technology support and localised services to travel agencies and travel service distributors through more than 30 local distribution centers across China and overseas distribution centers in Hong Kong and others, the network processed over 140.7 million transactions during the year with transaction amounting to over RMB181.7 billion.

The Group continued to strengthen the product line of distribution information technology in 2007, aiming to delivering more diversified and up-to-date content to travel agencies and travel service distributors, so as to support their flexible distribution modes and convenient operation flows. Addressing travel service distributors' demands for interface products, a common front business system was developed which improved its compatibility with other business systems. In view of middle and large scale distributors' demands on back-office management software, comprehensive business platform products were designed and developed to support them in managing customer data, publishing sales policies and so on, thus improving their operational efficiency. After the strategic cooperation in 2005 with American Express, one of the largest global business travel management companies, in 2007, the Company also entered into agreement with another large business travel management company, Carlson Wagonlit, to provide comprehensive information technology solutions for its business development.

Travel Product Distribution Service

The continuous booming inbound and outbound travel as well as domestic travel market of China in recent years, further fuelled by the Beijing 2008 Olympic Games which is as an important drive to China's travel industry, have provided a favourable opportunity for the Group to expand its travel product distribution services including hotel reservation, "hotel + air ticket" packages, car rental and business trip insurance products. In 2007, the Group kept perfecting the hotel distribution system to actively cooperate with the travel product providers and travel service distributors. The Company successfully distributed 429,000 hotels' room-nights, representing a year-on-year increase of 1.9 times.

Information Technology Integration Service

In 2007, capturing opportunities arising from the demands for China's aviation information safety, the Group vigorously expanded its information technology integration service. While developing information management system APSIS (Aviation Passenger Security Information System) for terminal 3 of the Beijing Capital Airport, the Group also assisted governmental security departments of Chongqing and Shenzhen in completion of certain information technology integration projects.

Infrastructure

The Group's infrastructure serves its business continuity for development. Its objectives are to ensure safety, satisfy the needs of business development, adjust system structure and optimize resource allocation by making full use of available technologies, business and management instruments, so as to improve operating reliability and interference resisting ability with lowered operating expenses.

To meet the needs for system operation safety and emergency assurance availability from fast growing businesses and new business development in 2007, the Group continuously carried out technological renovations on infrastructure to profit from providing aviation passenger information security service for the coming Beijing Olympic Games. System performance, processing capacity and safeguarding capability were improved with efforts to expand mainframe and open platform resources, build up mainframe and open platform backup systems, perfect NewAPP backup system, strengthen each step of business data network, and improve machine room environment and power supply. In 2007, the availability ratios of the Company's ICS, CRS and APP mainframe systems were approximately 99.9%, 99.9% and 99.9% respectively.

FINANCIAL REVIEW

Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the financial information of the Group contained in the financial statements (together with the notes thereto) reproduced in this annual report. The financial statements have been prepared in accordance with International Financial Reporting Standards. The following discussions on the synopsis of historical results do not represent a prediction as to the future business operations of the Group.

For Year 2007, profit before taxation of the Group was approximately RMB718.6 million, representing an increase of approximately 14.4% over that in the year ended December 31, 2006 ("Year 2006"). Earnings before interests, tax, depreciation and amortization (EBITDA) reached approximately RMB892.2 million, representing an increase of approximately 13.0% over that in Year 2006. Profit attributable to equity holders of the Company was approximately RMB631.0 million, an increase of approximately 22.4% over the previous year was mainly due to the increase of operating profit and the refund of income tax.

The basic and diluted earnings per share of the Group in Year 2007 was RMB0.36.

Net Cash Flows and Liquidity

The Group's working capital for Year 2007 mainly came from operating activities. Net cash inflow from operating activities amounted to RMB720.6 million.

In Year 2007, the Group had no short-term and long-term bank loans, and the Group did not use any financial instruments for hedging purposes.

As at December 31, 2007, cash and cash equivalents of the Group amounted to RMB1,209.2 million, of which approximately 90.5%, 6.5% and 2.6% were denominated in Renminbi, U.S. dollars and Hong Kong dollars, respectively.

Held-to-maturity Financial Assets

As at December 31, 2007, the Group held RMB100 million treasury bonds of China with an interest rate of 3% per annum. The maturity date of the treasury bonds is on December 18, 2008.

Charge on Assets

As at December 31, 2007, the Group had no charge on its assets.

The capital expenditure of the Group amounted to approximately RMB623.8 million in Year 2007, representing an increase of approximately RMB464.5 million as compared to that of approximately RMB159.3 million in Year 2006. The capital expenditure of the Group in Year 2007 consisted principally of purchase of hardware, software and infrastructure in accordance with the Group's business strategies.

The Board estimates that the Group's planned capital expenditure for year 2008 will amount to approximately RMB1,372.0 million, which is mainly for construction of new operating centre in Beijing (北京新營運中心) and development and gradual implementation of the new generation aviation passager traveler service system and other new businesses. The sources of funding for the capital expenditure commitments will include internal cash flow generated from operations. The Board estimates that the sources of funding of the Group in year 2008 will be sufficient for its capital expenditure commitments, daily operations and other purposes.

Exchange Risks

The Group's foreign exchange risk arises from commercial transactions and recognised assets and liabilities. Fluctuation of the exchange rates of Renminbi against foreign currencies could affect the Group's results of operations.

Gearing Ratio

As at December 31, 2007, the gearing ratio of the Group was approximately 10.8% (2006: 10.3%), which was computed by dividing the total amount of liabilities by the total assets of the Group as at December 31, 2007.

Contingent Liabilities

As at December 31, 2007, the Group had no material contingent liabilities.

Employees

As at December 31, 2007, the total number of employees of the Group was 2,629. Staff costs amounted to approximately RMB271.7 million for Year 2007, representing approximately 20.2% of the total operating cost of the Group for Year 2007.

The remuneration of the employees of the Group (including Executive Directors and Staff Representative Supervisors) includes salaries, bonuses and other fringe benefits. The Group has different rates of remuneration for different employees (including Executive Directors and Staff Representative Supervisors), according to their performance, experience, position and other factors in compliance with the relevant PRC laws and regulations. Currently, none of the Non-executive Directors receive any remuneration. Nevertheless, any reasonable expenses incurred by the Non-executive Directors during their service period will be borne by the Company. Independent Non-executive Directors do receive remuneration from the Company, which is determined by reference to the prevailing market price, and that any reasonable expenses incurred by Independent Non-executive Directors during their service period will be borne by the Company.

In Year 2007, the Group continued to provide its employees with opportunities to acquire skills in relation to the aviation and travel industry, computer technologies and business administration and provide training on the latest development in areas such as computer technologies, personal development, laws, regulations and economics.

Basic Medical Insurance Regulation

On February 20, 2001, the People's Government of the Municipality of Beijing in the PRC promulgated the "Basic Medical Insurance Regulation for the Municipality of Beijing" (the "Regulation"). Given the fact that relevant regulations concerning employees' medical insurance must be applied according to the policies applicable to the place in which a company is located, the head office of the Company in Beijing implemented the Regulation from September 1, 2002 onwards. For Year 2007, the Company incurred a total amount of RMB8,972,092 (a total amount of RMB7,162,909 was incurred in Year 2006) pursuant to the Regulation. The Board believes that by implementing the Regulation, the financial position of the Company has not been materially affected.

Appropriations and Distribution of Profit

In accordance with the Company Law of PRC, which was revised on October 27, 2005 and became effective on January 1, 2006, and the Articles of Association of the Company ("Articles"), the Company would not make any appropriations to the statutory public welfare fund commencing from 2006. According to the Circular on corporate accounting treatment following the implementation of Company Law issued by the Ministry of Finance on March 15, 2006, the balance of the statutory public welfare fund as at December 31, 2005 was transferred into the statutory surplus reserve fund.

In Year 2007, according to the Company Law of PRC, related regulations, and the Articles, the distributable net profit after taxation and minority interest is distributed in order as follows:

(i) making up cumulative prior years' losses, if any;

(ii) appropriation to the statutory surplus reserve fund;

(iii) appropriation to the discretionary surplus reserve fund;

(iv) appropriation to the distribution of dividends for ordinary shares.

For the year ended December 31, 2007, the Board proposed appropriations from the retain earnings to the statutory surplus reserve fund and discretionary surplus reserve fund, and adjustments to such distributions of retain earnings for the impact of the new Accounting Standards for Business Enterprises that was effective on January 1, 2007.

The appropriation to the discretionary surplus reserve fund for the year ended December 31, 2006 was approved in the annual general meeting held on June 5, 2007. The amount was accounted for in shareholder's equity as a distribution of retained earnings in the year ended December 31, 2007.

The proposed appropriation of RMB118,357,000 to the discretionary surplus reserve fund for the year ended December 31, 2007 is subject to shareholders' approval at the next general meeting. Therefore, the amount will be recorded in the Group's financial statements for year ending December 31, 2008.

DIVIDEND

On March 28, 2008, the Board recommended a final cash dividend of RMB0.13 per share for Year 2007, amounting to RMB230,920,950.

After the distribution of the above dividend declared, the retained earnings available for distribution as at December 31, 2007 would be approximately RMB728.6 million (2006: RMB592.5 million).

PROSPECT FOR YEAR 2008

Looking forward, though risk factors such as global economic slowdown projected to be triggered by the US subprime crisis and domestic inflation resulting from factors such as the rise of foodstuff price will inevitably cause unfavorable impacts on investment, consumption, imports and exports, it is expected that China's economy will continue to grow rapidly. Driven by the robust development of China's economy and the stimulation on business trip and leisure travel by the forthcoming Beijing Olympic Games, the Company believes China's aviation industry will continue to boom at a speedy pace.

At present, amidst the progress of information and industrialization integration, information technology is becoming the driving force of optimization and upgrade of industrial structure, realization of economic growth mode transformation as well as the development of the new-type industrialization with Chinese characteristics. As the aviation and travel industry is one of the key component of the national economy, under the impetus of gradual deregulations, pro-competition industry policies and extensive application of open platform technologies and the internet, participants of the industry are more reliant on information technology to strive for more effective allocation of core resources, promote the transition in the mode of operational management and marketing, and strengthen compound competitiveness, so as to cater for the development trend of forming networks and alliances in the industry, and to cope with the increasingly fierce international and domestic competitions for sustainable development, thereby pushing ahead the rationalization and upgrades of structure of the industry.

Originated from the vigorous information technology field and serving in the prosperous aviation and travel industry, the Group is devoting itself to be a leading information technology and business service provider with core competitiveness and a top-notch internationally competitive company in the principle of consolidating its dominant position in China and Asian markets. Heading towards this development goal, based on the core aviation passenger businesses, the Group will build its new operation centre, develop new generation aviation passenger service system, broaden its aviation cargo logistics information services as well as the e-commerce business for terminal passengers, reinforce the establishment of regional market system, and enhance the services for overseas clients to gradually execute the strategy of strengthening and expanding enterprise by going to the outside world.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

For Year 2007, the Group did not purchase, sell or redeem any of the Company's securities.

AUDIT COMMITTEE

The Audit Committee of the Company has reviewed the accounting policy and practice adopted by the Company and has also discussed certain other matters relating to audit, internal control and financial reporting, including the review of the audited consolidated financial statements of the Group for the Year 2007.

COMPLIANCE WITH CODE OF CORPORATE GOVERNANCE PRACTICES

In compliance with Company Law of the People's Repuublic of China and the Articles, the Company has regulated its operations and provided information of the Company to all market participants and regulatory authorities on a timely, accurate, complete and true basis, aiming to enhance its transparency. The Board has adopted the code provisions as stipulated in "Code of Corporate Governance Practices" (the "Code") in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") as the Company's code of corporate governance practices from 2005.

As stated in Corporate Governance Report in 2006 Annual Report of the Company, the Company deviated from code provisions A.1.1 and C.2.1 of the Code in 2006. In 2007, the Company actively improved the situation and the Board held a total of five meetings. The Board also reviewed the Group's internal control system, which includes the functions of finance, operation and compliance control and risk management, and its effectiveness. The Board believes that the Group's internal control system was basically effective and sufficient.

In 2007, the Company has fully complied with the Code except the code provisions D.1.1 and D.1.2. The Company has set out the respective duties of the Board and the General Manager in the Articles. However, the Company has not formulated specific guidelines in respect of other duties of the management and authority delegated to the management, which deviates from code provisions D.1.1 and D.1.2 of the Code. The Board is of the opinion that the current management does not prejudice the interests of the Company. The Board is also considering to set out explicitly the duties of the management in the process of improving the Company's internal control system.

PUBLICATION OF ANNUAL RESULTS ON THE INTERNET WEBSITE

This results announcement is published on the website of The Stock Exchange of Hong Kong Limited (website: http://www.hkex.com.hk) and the website of the Company (website: http://www.travelsky.net).

By order of the Board
TravelSky Technology Limited
Zhu Xiaoxing
Executive Director (General Manager)

Beijing, PRC, March 28, 2008

As at the date of this announcement, the Board comprises:

Independent non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim;
Non-executive Directors:	Mr Sun Yongtao (acting chairman), Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Zhu Yong, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang.

TravelSky

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

SUPPLEMENTAL ANNOUNCEMENT: BOOK CLOSE PERIOD

The board of directors of the Company wishes to announce that the book close period for the purpose of determining the shareholders of the Company who will be entitled to the proposed Cash Dividend (if approved at the AGM) will be announced in the notice of AGM to be published when the date of the AGM is confirmed.

Reference is made to the annual results announcement for the year ended 31 December 2007 of TravelSky Technology Limited ("**Company**") dated and published on 28 March 2008 wherein it was announced, among others, that the board of directors of the Company recommended a final cash dividend ("**Cash Dividend**") of RMB0.13 per share of the Company for the year ended 31 December 2007.

Since the date of the annual general meeting ("**AGM**") to be held by the Company in 2008 as well as the book close period ("**Book Close Period**") for the purpose of determining the shareholders of the Company who will be entitled to the proposed Cash Dividend are yet to be determined, the Company will announce the Book Close Period in the notice of AGM to be published when the date of the AGM is confirmed.

By the order of the Board
TravelSky Technology Limited
Ding Weiping
Executive Director and Company Secretary

Beijing, the People's Republic of China, 28 March 2008

As at the date of this announcement, the board of directors of the Company comprises:

Independent non-executive Directors:	Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim;
Non-executive Directors:	Mr Sun Yongtao (acting chairman), Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Zhu Yong, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;
Executive Directors:	Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang.

TravelSky

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

SUPPLEMENTAL ANNOUNCEMENT: REDESIGNATION OF DIRECTOR

The Board wishes to announce that with effect from 28 March 2008, Mr Zhu Yong has been re-designated as a non-executive Director.

Reference is made to the announcement of TravelSky Technology Limited ("**Company**") dated and published on 28 March 2008 wherein it was announced, among others, that with effect from 28 March 2008, Mr Zhu Yong would cease to assume the office of the chairman of the Company. The board ("**Board**") of directors ("**Directors**") of the Company wishes to further announce that Mr Zhu Yong would not assume any executive function of the Company since 28 March 2008 and has accordingly been re-designated as a non-executive Director. Mr Zhu Yong's resignation as a non-executive Director will be considered at the annual general meeting of the Company to be held in 2008.

Mr Zhu Yong, aged 44, is a senior engineer. He graduated from Huazhong Polytechnic University and received a master degree in engineering from the Beijing University of Aeronautics and Astronautics. Mr Zhu Yong has over 20 years of management experience in China's civil aviation industry. From August 1983 to April 1991, Mr Zhu was an engineer in General Administration of Civil Aviation of China. He was the Manager of the Computer Department of the Accounting Centre of China Aviation in May 1991 and the Vice Chief Engineer and the Manager of the Computer Department of the Accounting Centre of China Aviation in January 1994. He became the Deputy General Manager of the Accounting Centre of China Aviation in May 1996, and was the General Manager of the Accounting Centre of China Aviation from June 2000 to August 2004. From April 2001 to August 2004, Mr Zhu Yong was the General Manager of the Company. He has joined the first Board as an executive Director since May 2001 and has also been a Deputy General Manager of China TravelSky Holding Company, a promoter of the Company, since October 2002. From December 2003 to January 2007, he had served as an executive Director of the second Board. In March 2004, Mr Zhu Yong was appointed by the Board as a member of the Strategic Committee of the second Board. Since August 2004 up to January 2007, Mr Zhu Yong has served as the Chairman of the second Board of the Company. Since January 2007 and up to 28 March 2008, Mr Zhu Yong has been an executive Director and the Chairman of the Company's third Board and a member of the strategic committee of the Board. Mr Zhu Yong also serves as the Chairman of TravelSky Technology (Hong Kong) Limited, a subsidiary of the Company and the Chairman of Shanghai Civil Aviation East China Cares System Integration Co. Ltd., an associated company of the Company.

Save as disclosed above and that Mr Zhu Yong has been re-designated as a non-executive Director with effect from 28 March 2008, Mr Zhu Yong does not have any relationship with any Director, supervisor, chief executive, senior management, substantial shareholders (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")), or controlling shareholders (as defined in the Listing Rules) of the Company.

Save as disclosed above, Mr Zhu Yong does not hold any other major appointments or qualifications and has not held any position or directorship in any other listed companies during the last three years preceding the date of this announcement.

As at the date of this announcement, Mr Zhu Yong is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Pursuant to the existing service contract previously entered into between the Company and Mr Zhu Yong, Mr Zhu Yong is not entitled to any Director's emoluments or bonus as a Director. Since the re-designation of Mr Zhu Yong is only an interim measure before the resignation of Mr Zhu Yong as a Director is considered in the annual general meeting of the Company to be held in 2008, and that Mr Zhu Yong has ceased to assume any executive function of the Company since 28 March 2008, no new service contract / appointment letter will be entered into between the Company and Mr Zhu Yong in respect of his re-designation as a non-executive Director, and Mr Zhu Yong will continue to receive no Director's emoluments or bonus as a non-executive Director.

Save as disclosed above, there is no other matter relating to the re-designation of Mr Zhu Yong that needs to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed under Rule 13.51(2)(h)-(v) of the Listing Rules.

By the order of the Board
TravelSky Technology Limited
Ding Weiping
Executive Director and Company Secretary

Beijing, the People's Republic of China, 31 March 2008

As at the date of this announcement, the Board comprises:

Independent non-executive Directors:	*Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim;*
Non-executive Directors:	*Mr Sun Yongtao (acting chairman), Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Zhu Yong, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;*
Executive Directors:	*Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang.*

TravelSky

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting ("**AGM**") of TravelSky Technology Limited ("**Company**") shall be held at 10:00 a.m. on Tuesday, 20 May 2008 at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No.2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China ("**PRC**") for the following purposes:

ORDINARY RESOLUTIONS

1. To consider and approve the resignation of Mr Zhu Yong as a non-executive director of the Company due to other engagement (which is not relating to the Company and its subsidiaries (collectively, the "Group")) and which will become effective from the conclusion of the AGM, and to consider and approve the appointment of Mr Xu Qiang as a non-executive director of the Company for a term commencing on the conclusion of the AGM and ending on the expiry date of the term of the third board of directors ("Board") of the Company and to authorise the Board on behalf of the Company to execute necessary documents including service contract with Mr Xu Qiang and determine his remuneration.

   Biography of Mr Xu Qiang is as follows:

   Mr Xu Qiang, aged 46, graduated from First Research Institute of Ministry of Aviation and Aerospace Industry and got Doctor of Philosophy Degree. From November 1990 to May 2001, Mr Xu Qiang served at China Aerospace Industry Corporation as engineer, vice-director and director of research office, vice director and director of 13th Institute, assistant to president and vice president of First Research Institute in succession. From May 2001 to May 2007, Mr Xu Qiang served at China Aerospace Science and Technology (CASA), held the position of president of 10th Research Institute and general engineer of CASA. Mr Xu Qiang served as general manager of China TravelSky Holding Company since May 2007.

Save as disclosed above, Mr Xu Qiang does not have any relationship with any Director, supervisor, chief executive, senior management, substantial shareholders (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**")), or controlling shareholders (as defined in the Listing Rules) of the Company. Save as disclosed above, Mr Xu Qiang does not hold any other major appointments or qualifications and has not held any position or directorship in any other listed companies during the last three years preceding the date of this notice.

As at the date of this notice, Mr Xu Qiang is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

A service contract will be entered into between the Company and Mr Xu Qiang in respect of his appointment (if approved at the AGM) as a Director. Mr Xu Qiang shall hold office as a Director for a term commencing the conclusion of the AGM to the expiry date of the term of the third Board. The annual remuneration of Mr Xu Qiang will be determined by the Company with reference to the prevailing market price and the working experience of Mr Xu Qiang. As at the date of this notice, the amount of annual remuneration of Mr Xu Qiang has not been determined. The Company will publish further announcement in this regard when the annual remuneration of Mr Xu Qiang is fixed.

Save as disclosed above, there is no other matter relating to the proposed appointment of Mr Xu Qiang that needs to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed under Rule 13.51(2)(h)-(v) of the Listing Rules.

2. To consider and approve the report of the Board for the year ended 31 December 2007.

3. To consider and approve the report of the supervisory committee of the Company for the year ended 31 December 2007.

4. To review the auditor's report for the year ended 31 December 2007 and to consider and approve the audited financial statements of the Group for the year ended 31 December 2007.

5. To consider and approve the allocation of profit and distribution of final dividend for the year ended 31 December 2007.

6. To consider and approve the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as the international and PRC auditors of the Company, respectively, for the year ending 31 December 2008, and to authorise the directors of the Company ("**Directors**") to fix the remuneration thereof.

SPECIAL RESOLUTION

7. To consider and, if thought fit, approve the following resolution as a special resolution:

    (a) Subject to the limitations imposed by paragraphs (c) and (d) below and in accordance with the Listing Rules, the Company Law of the PRC, and other applicable laws and regulations (in each case as amended from time to time), to consider and approve a general unconditional mandate be and is hereby granted to the Board to exercise once or more during the "Relevant Period" (as defined below) all the powers of the Company to allot, issue or otherwise deal with new shares on such terms and conditions the Board may determine and that, in the exercise of the powers to allot and issue shares, the authority of the Board shall include (without limitation):

        (i) the determination of the class and number of the shares to be allotted;

        (ii) the determination of the issue price of the new shares;

        (iii) the determination of the opening and closing dates of the issue of new shares;

        (iv) the determination of the class and number of new shares (if any) to be issued to the existing shareholders;

        (v) to make or grant offers, agreements and options which might require the exercise of such powers; and

(vi) in the case of an offer or issue of shares to the shareholders of the Company, excluding shareholders who are residents outside the PRC or the Hong Kong Special Administrative Region of the PRC, on account of prohibitions or requirements under overseas laws or regulations or for some other reasons which the Board consider expedient;

(b) upon the exercise of the powers granted under paragraph (a), the Board may during the "Relevant Period" make or grant offers, agreements and options which might require the shares relating to the exercise of the authority thereunder being allotted and issued after the expiry of the "Relevant Period";

(c) the aggregate nominal amount of the new domestic shares and new H shares to be allotted or conditionally or unconditionally agreed to be allotted (whether pursuant to the exercise of options or otherwise) by the Board pursuant to the authority granted under paragraph (a) above shall not exceed twenty per cent (20%) of the domestic shares and H shares in issue as at the date of passing of this Resolution respectively;

(d) the Board in exercising the powers granted under paragraph (a) above shall (i) comply with the Company Law of the PRC, other applicable laws and regulations of the PRC, and the Listing Rules (in each case, as amended from time to time) and (ii) (if required) be subject to the approvals of the China Securities Regulatory Commission and relevant authorities of the PRC;

(e) for the purposes of this Resolution: "Relevant Period" means the period from the date of the passing of this Resolution until whichever is the earliest of:

(i) twelve months from the date of passing this Resolution;

(ii) the conclusion of the next annual general meeting of the Company; or

(iii) the date on which the powers granted by this Resolution is revoked or varied by a special resolution of the shareholders of the Company in any general meeting; and

(f) subject to the Listing Committee of The Stock Exchange of Hong Kong Limited granting or agreeing to grant listing of, and permission to deal in, the H shares proposed to be issued by the Company and (if required) the approval of the China Securities Regulatory Commission for the issue of shares, the Board be and it is hereby authorised to amend, as they may deem appropriate and necessary, the articles of association of the Company to reflect the change in the share capital structure of the Company in the event of an exercise of the powers granted under paragraph (a) to allot and issue new shares.

By the order of the Board
TravelSky Technology Limited
Ding Weiping
Executive Director and Company Secretary

Beijing, the PRC
3 April 2008

Registered office:
18-20/F, South Wing, Park C
Raymon InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
the People's Republic of China

Notes:

1. The register of holders of H shares of the Company will be closed from 21 April 2008 to 20 May 2008 (both days inclusive), during which time no transfer of H shares will be effected. Holders of H shares and domestic shares whose names appear on the register of members of the Company at the close of business on 18 April 2008 are entitled to attend the AGM. Transfers of H shares must be lodged with the branch share registrar of the Company's in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on 18 April 2008 in order to entitle the transferee to attend the AGM for the holders of H shares.

2. Each shareholder who is entitled to attend and vote at the AGM may appoint one or more proxies to attend and vote on his or her behalf at the AGM.

3. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of domestic shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the relevant meeting or any adjournment thereof. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time.

4. Shareholders who intend to attend the AGM in person or by proxy should return the reply slip for attending the AGM to the registered address of the Company on or before 30 April 2008 in person, by mail or by fax.

5. The AGM is expected to last for half a day. Shareholders (or their proxies) attending the AGM are responsible for their own transportation and accommodation expenses.

6. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the relevant meeting or any adjournment thereof. If such member attends the meeting(s), his form of proxy will be deemed to have been revoked.

As at the date hereof, the Board comprises:

Independent non-executive Directors:	*Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim;*
Non-executive Directors:	*Mr Sun Yongtao (acting chairman), Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Zhu Yong, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;*
Executive Directors:	*Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang.*

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the extraordinary general meeting (the "EGM") of TravelSky Technology Limited (the "Company") will be held at the conference room of the Company at Floor 19, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China on 31 July 2008 at 10:00 a.m. to consider and, if thought fit, to pass, with or without modifications, the following resolutions as ordinary or special resolutions of the Company:

SPECIAL RESOLUTIONS

1. "**THAT** subject to the passing of resolution number 3 below:

    (a) the sale and purchase agreement dated 5 May 2008 (the "Sale and Purchase Agreement") entered into between China TravelSky Holding Company ("CTHC") and the Company, a copy of which has been initialled by the chairman of this meeting for the purpose of identification marked "A", pursuant to which CTHC agreed to sell and the Company agreed to purchase (i) the entire registered capital of ACCA for a consideration of RMB788 million (equivalent to approximately HK$878.62 million); and (ii) a state-owned land use right with a site area of 5,332.54 sq.m. and 8 buildings erected thereon with a total gross floor area of 12,003.74 sq.m. located in No. 11 Dongxing Li, Chaoyang District, Beijing, the People's Republic of China, for a consideration of RMB212 million (equivalent to approximately HK$236.38 million), amounting to an aggregate consideration of RMB1 billion (equivalent to approximately HK$1.115 billion) (the "Acquisition"), and all transactions contemplated thereunder be and are hereby generally and unconditionally approved; and

    (b) the directors of the Company ("Directors") be and are hereby authorised to do all such acts and things, to sign and execute all such further documents and to take such steps as the Directors may in their absolute discretion consider necessary, appropriate, desirable or expedient to give effect to or in connection with the Sale and Purchase Agreement and all other matters incidental thereto."

2. "**THAT** subject to the passing of resolution number 1 above, the Directors be and are hereby generally and specifically authorised to allot and issue an aggregate of up to 174,491,393 new domestic shares of book value of RMB1.00 each in the share capital of the Company at a price of HK$6.39 each to CTHC or its nominee (the "Special Mandate") as full settlement of the consideration for the Acquisition upon and subject to the terms and conditions of the Sale and Purchase Agreement being fulfilled. The Special Mandate is in addition to, and shall not prejudice nor revoke any existing general mandate granted to the Directors by the shareholders of the Company or such other general or special mandates which may from time to time be granted to the Directors prior to the passing of this resolution."

3. "**THAT** subject to the passing of resolution number 1 above, the Articles of Association of the Company be altered in the following manner:

   (a) in Article 20, by adding the following new sub-article 3:

   "Following the allotment and issuance of 174,491,393 domestic shares as approved by the shareholders of the Company at the EGM convened on 31 July 2008, the Company has a total issued share capital of 1,950,806,393 shares, of which 1,329,098,393 were domestic shares, representing 68.13% of the issued share capital of the Company."

   (b) in Article 21, by adding the following new sub-article 4:

   "Following the allotment and issuance of 174,491,393 domestic shares as approved by the shareholders of the Company at the EGM convened on 31 July 2008, the Company has a total issued share capital of 1,950,806,393 shares, of which 621,708,000 shares were issued to holders of H shares of the Company, representing 31.87% of the issued share capital of the Company."

   (c) in Article 24, by deleting the words "RMB1,776,315,000" and substituting therefor the words "RMB1,950,806,393".

(The above is the English Translation of the Chinese version of the above proposed amendments to the Articles of Association. Should there be any in consistencies between the English version and the Chinese version, the Chinese version shall prevail. The amended Articles of Association will be effective upon registration with the State Administration for Industry and Commerce, the PRC.)"

4. "**THAT** subject to the passing of resolution number 1 above:

(a) the revenue accounting system and settlement agreement dated 22 February 2008 entered into between Accounting Centre of China Aviation Limited Company ("ACCA") as the service provider and China Eastern Airlines Corporation Limited as the recipient of the service ("Eastern Airlines Agreement") in respect of the provision of revenue accounting systems development and support services and passenger and cargo revenue accounting and settlement services, and all transactions contemplated thereunder; and

(b) the Annual Caps (as defined in the circular of the Company dated 16 June 2008 ("Circular")) for the transactions under the Eastern Airlines Agreement for the three years ending 31 December 2010 as shown in the Circular,

be and are hereby approved and that the Directors be and are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Eastern Airlines Agreement and the transactions contemplated thereby."

5. "**THAT** subject to the passing of resolution number 1 above:

(a) the revenue accounting system and settlement agreement dated 28 February 2008 entered into between ACCA as the service provider and Air China Limited as the recipient of the service ("Air China Agreement") in respect of the provision of revenue accounting systems development and support services and passenger and cargo revenue accounting and settlement services, and all transactions contemplated thereunder; and

(b) the Annual Caps for the transactions under the Air China Agreement for the three years ending 31 December 2010 as shown in the Circular,

be and are hereby approved and that the Directors be and are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the Air China Agreement and the transactions contemplated thereby."

6. "**THAT** subject to the passing of resolution number 1 above;

(a) the agreement dated 27 March 2008 entered into between ACCA as the service provider and The International Air Transport Association, as authorised by, among others, Southern Airlines, Eastern Airlines, Air China, Macau Airlines, Xiamen Airlines, Hainan Airlines, Shenzhen Airlines, Shanghai Airlines, Shandong Airlines, and Sichuan Airlines (all as defined in the Circular) ("IATA Agreement") in respect of the provision of sales data processing and settlement service, and all transactions contemplated thereunder; and

(b) the Annual Caps for the transactions under the IATA Agreement for the three years ending 31 December 2010 as shown in the Circular,

be and are hereby approved and that the Directors be and are hereby authorised to take any step as they consider necessary, desirable or expedient in connection with the IATA Agreement and the transactions contemplated thereby."

Yours faithfully,
For and on behalf of the Board of
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, the PRC
16 June 2008

Registered office:
18th-20th Floor,
South Wing, Park C
Raymon InfoTech Park
No. 2 Ke Xue Yuan South Road
Haidian District, Beijing 100190
the People's Republic of China

1. The register of members of the Company will be closed from 1 July 2008 to 31 July 2008 (both days inclusive), during which no share transfers will be effected. Holders of the Company's H shares and domestic shares whose names appear on the register of members of the Company at the close of business on 30 June 2008 are entitled to attend the EGM. Transfer documents of the Company's H shares must be lodged with the Company's branch share registrar in Hong Kong at or before 4:00 p.m. on 30 June 2008 to entitle the transferee to attend the EGM.

2. A member entitled to attend and vote at the EGM is entitled to appoint one or more than one proxy to attend and vote instead of him. A proxy need not be a member of the Company.

3. To be valid, the form of proxy must be duly completed and signed in accordance with the instructions printed thereon and together with a power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited at the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Ltd. at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong not less than 24 hours before the time for scheduled for holding the EGM or adjournment thereof.

4. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the EGM or any adjournment thereof. If such member attends the EGM, his form of proxy will be deemed to have been revoked.

5. Shareholders who intend to attend the EGM in person or by proxy should return the reply slip for attending the EGM to the registered address of the Company on or before 11 July 2008 personally or by mail or fax.

As at the date of this notice, the Board comprises:

Executive Directors	:	Mr. Xu Qiang (Chairman), Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors	:	Mr. Wang Quanhua, Mr. Luo Chaogeng, Mr. Gong Guokui, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian;
Independent non-executive Directors	:	Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim.

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

SUPPLEMENTAL ANNOUNCEMENT: NOTICE OF AGM AND BOOK CLOSE PERIOD

The board of directors of the Company wishes to announce that the Book Close Period as mentioned in the Notice of AGM is for the purpose of determining the shareholders of the Company who will be entitled to the proposed Cash Dividend and attend the AGM.

Reference is made to the supplemental announcement of TravelSky Technology Limited ("**Company**") dated 28 March 2008 and the notice of annual general meeting ("**Notice of AGM**") of the Company dated 3 April 2008 wherein it was announced, among others, that the register of holders of H shares of the Company will be closed from 21 April 2008 to 20 May 2008 (both days inclusive) ("**Book Close Period**"). The board of directors of the Company wishes to announce that the Book Close Period as mentioned in the Notice of AGM is for the purpose of determining the shareholders of the Company who will be entitled to the proposed final cash dividend ("**Cash Dividend**") of RMB0.13 per share of the Company for the year ended 31 December 2007 and attend the annual general meeting ("**AGM**") of the Company to be held on 20 May 2008 as set out in the Notice of AGM.

Holders of H shares and domestic shares of the Company whose names appear on the register of members of the Company at the close of business on 18 April 2008 are entitled to the Cash Dividend and to attend the AGM. Transfers of H shares must be lodged with the branch share registrar of the Company's in Hong Kong, Hong Kong Registrars Limited, at Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong by 4:30 p.m. on 18 April 2008 in order to entitle the transferee to the Cash Dividend and to attend the AGM for the holders of H shares of the Company.

By the order of the Board
TravelSky Technology Limited
Ding Weiping
Executive Director and Company Secretary

Beijing, the People's Republic of China, 3 April 2008

As at the date of this announcement, the board of directors of the Company comprises:

Independent non-executive directors:	*Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim;*
Non-executive directors:	*Mr Sun Yongtao (acting chairman), Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Zhu Yong, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;*
Executive directors:	*Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang.*

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

SUPPLEMENTARY NOTICE OF THE ANNUAL GENERAL MEETING

This notice is supplemental to the notice ("**Notice**") issued by TravelSky Technology Limited ("**Company**") dated 3 April 2008 of annual general meeting ("**AGM**") to be held at Conference Room 1907, Floor 19, South Wing, Park C, Raycom InfoTech Park, No. 2 Ke Xue Yuan South Road, Haidian District, Beijing, the People's Republic of China ("**PRC**") at 10:00 a.m. on Tuesday, 20 May 2008. Details of the proposed resolutions to be considered at the AGM were set out in the Notice.

Pursuant to resolution numbered 1 set out in the Notice ("**Resolution 1**"), a resolution is proposed to consider and approve the resignation of Mr Zhu Yong as a non-executive director ("**Director**") of the Company and to consider and approve the appointment of Mr Xu Qiang as a non-executive Director. The board of directors ("**Board**") of the Company proposes to appoint Mr Xu Qiang as an executive Director, instead of a non-executive Director. Accordingly, the Board proposes not to put forward Resolution 1 for shareholders' voting at the AGM and proposes the following ordinary resolution to be considered at the AGM as resolution numbered 8:

"8. To consider and approve the resignation of Mr Zhu Yong as a non-executive director of the Company due to other engagement (which is not relating to the Company and its subsidiaries (collectively, the "Group")) and which will become effective from the conclusion of the AGM, and to consider and approve the appointment of Mr Xu Qiang as an executive director of the Company for a term commencing on the conclusion of the AGM and ending on the expiry date of the term of the third Board of the Company and to authorise the Board on behalf of the Company to execute necessary documents including service contract with Mr Xu Qiang and determine his remuneration.

Biography of Mr Xu Qiang is as follows:

Mr Xu Qiang, aged 46, graduated from First Research Institute of Ministry of Aviation and Aerospace Industry and got Doctor of Philosophy Degree. From November 1990 to May 2001, Mr Xu Qiang served at China Aerospace Industry Corporation as engineer, vice-director and director of research office, vice director and director of 13th Institute, assistant to president and vice president of First Research Institute in succession. From May 2001 to May 2007, Mr Xu Qiang served at China Aerospace Science and Technology (CASA), held the position of president of 10th Research Institute and general engineer of CASA. Mr Xu Qiang served as general manager of China TravelSky Holding Company since May 2007.

Save as disclosed above, Mr Xu Qiang does not have any relationship with any Director, supervisor, chief executive, senior management, substantial shareholders (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("**Listing Rules**")), or controlling shareholders (as defined in the Listing Rules) of the Company. Save as disclosed above, Mr Xu Qiang does not hold any other major appointments or qualifications and has not held any position or directorship in any other listed companies during the last three years preceding the date of this notice.

As at the date of this notice, Mr Xu Qiang is not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

A service contract will be entered into between the Company and Mr Xu Qiang in respect of his appointment (if approved at the AGM) as a Director. Mr Xu Qiang shall hold office as a Director for a term commencing the conclusion of the AGM to the expiry date of the term of the third Board. The annual remuneration of Mr Xu Qiang will be determined by the Company with reference to the prevailing market price and the working experience of Mr Xu Qiang. As at the date of this notice, the amount of annual remuneration of Mr Xu Qiang has not been determined. The Company will publish further announcement in this regard when the annual remuneration of Mr Xu Qiang is fixed.

Save as disclosed above, there is no other matter relating to the proposed appointment of Mr Xu Qiang that needs to be brought to the attention of the shareholders of the Company and there is no other information which is required to be disclosed under Rule 13.51(2)(h)-(v) of the Listing Rules."

This supplementary notice together with a supplementary proxy form in respect of the new proposed resolution to be considered at the AGM set out in this supplementary notice will be despatched to the shareholders of the Company ("**Shareholders**") on 24 April 2008. Shareholders who intend to attend the AGM by proxy and vote on the newly proposed resolution at the AGM set out in this supplementary notice are requested to deliver the duly completed and signed supplementary proxy form to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited at Rooms 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong (for holders of H shares of the Company), or the registered address of the Company at 18-20/F, South Wing, Park C, Raycon InfoTech Park, No. 2, Ke Xue Yuen South Road, Haidian District, Beijing, 100080, the PRC (for holders of domestic shares of the Company) not less than 24 hours before the time appointed for the AGM or any adjournment thereof. Shareholders who have already completed and delivered to the Company's branch share registrar or the registered address of the Company the proxy form despatched to the Shareholders together with the Notice ("**First Proxy Form**") in respect of Resolution 1 and/or other resolutions set out in the Notice should also complete and deliver to the Company's branch share registrar or the registered address of the Company the supplementary proxy form as mentioned above. Given that Resolution 1 will not be put forward for voting at the AGM, Resolution 1 in the Notice and the instruction to Resolution 1 in the First Proxy Form should be treated as if removed. For avoidance of doubt, the First Proxy Form which have been delivered to the Company's branch share registrar or the registered address of the Company shall remain valid in respect of the instructions to resolutions numbered 2 to 6 set out therein.

By order of the Board
TravelSky Technology Limited
Ding Wei Ping
Executive Director and Company Secretary

Beijing, the People's Republic of China
24 April 2008

1. As set out in the Company's announcement dated 3 April 2008 ("**Announcement**"), the register of holders of H shares of the Company has been closed from 21 April 2008 and will be closed up to and including 20 May 2008, during which time no transfer of H shares will be effected. Holders of H shares and domestic shares whose names appear on the register of members of the Company at the close of business on 18 April 2008 are entitled to attend the AGM and the Cash Dividends (as defined in the Announcement).

2. Each shareholder who is entitled to attend and vote at the AGM may appoint one or more proxies to attend and vote on his or her behalf at the AGM.

3. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or in the case of a legal person, must either be executed under its seal or under the hand of a legal representative or other attorney duly authorised to sign the same. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorisation, must be notarially certified. To be valid, for holders of domestic shares, the notarially certified power of attorney, or other document of authorisation, and the form of proxy must be delivered to the registered address of the Company no later than 24 hours before the time appointed for the holding of the relevant meeting or any adjournment thereof. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited within the same period of time.

4. Shareholders who intend to attend the AGM in person or by proxy should return the reply slip for attending the AGM to the registered address of the Company on or before 30 April 2008 in person, by mail or by fax.

5. The AGM is expected to last for half a day. Shareholders (or their proxies) attending the AGM are responsible for their own transportation and accommodation expenses.

6. Completion and return of the form of proxy will not preclude a member from attending and voting in person at the relevant meeting or any adjournment thereof. If such member attends the meeting(s), his form of proxy will be deemed to have been revoked.

7. As at the date of this supplementary notice, the Board comprises:

Independent non-executive Directors:	*Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim;*
Non-executive Directors:	*Mr Sun Yongtao (acting chairman), Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Zhu Yong, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;*
Executive Directors:	*Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang.*

TravelSky

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

SUSPENSION OF TRADING

At the request of TravelSky Technology Limited (the "**Company**"), trading in shares of the Company will be suspended with effect from 10:00 a.m., 5 May 2008 pending the release of an announcement in relation to a Major and Connected Transaction.

By order of the Board
TravelSky Technology Limited
Sun Yongtao
Acting Chairman

Hong Kong, 5 May 2008

As at the date of this announcement, the Board comprises:

Independent non-executive Directors:	*Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim;*
Non-executive Directors:	*Mr. Sun Yongtao (acting Chairman), Mr. Wang Quanhua, Mr. Luo Chaogeng, Mr. Gong Guokui, Mr. Rong Gang, Mr. Zhu Yong, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian;*
Executive Directors:	*Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang.*

TravelSky

TravelSky Technology Limited

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

ANNOUNCEMENT
RESOLUTIONS PASSED AT THE 2007 ANNUAL GENERAL MEETING, THE APPOINTMENT OF CHAIRMAN AND PAYMENT OF 2007 FINAL DIVIDENDS

The Board is pleased to announce that on 20 May 2008, all resolutions set out in the notice of 2007 AGM and the supplemental notice thereof were passed at the 2007 AGM.

The Board is also pleased to announce that Xu Qiang, a Director, was elected as the Chairman and a member of Strategic Committee of the Company at the Board meeting convened on 20 May 2008.

RESOLUTIONS PASSED AT THE 2007 ANNUAL GENERAL MEETING

The board of directors ("Board") of TravelSky Technology Limited ("Company") is pleased to announce that the 2007 annual general meeting ("2007 AGM") was held at 10:00 a.m. on 20 May 2008 in Beijing, at which all resolutions set out in the notice of 2007 AGM and the supplemental notice thereof were duly passed.

The following ordinary resolutions were passed at the 2007 AGM:

1. To pass and approve the resignation of Mr Zhu Yong as a non-executive director of the Company due to other engagement (which is not relating to the Group (the Company and its subsidiaries)); and the appointment of Mr Xu Qiang as an executive director for a term commencing on the conclusion of the 2007 AGM and ending on the expiry date of the term of the third Board of the Company and to authorise the Board on behalf of the Company to execute necessary documents including service contract with Mr Xu Qiang and determine his remuneration.

2. To pass and approve the report of the Board for the year ended 31 December 2007.

3. To pass and approve the report of the supervisory committee of the Company for the year ended 31 December 2007.

4. To pass and approve the audited financial statements of the Group for the year ended 31 December 2007.

5. To pass and approve the allocation of profit and distribution of final dividend for the year ended 31 December 2007.

6. To pass and approve the appointment of PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Ltd. Co. as the international and PRC auditors of the Company, respectively, for the year ended 31 December 2008, and to authorize the directors of the Company (the "Directors") to fix their remuneration.

The following special resolution was also passed at the 2007 AGM:

7. To pass and approve the general mandate be granted to the Board to allot, issue or otherwise deal with the shares of the Company.

PAYMENT OF 2007 FINAL DIVIDENDS

The Board of Directors of the Company proposed to declare the 2007 final dividend of RMB0.130 (tax inclusive) per share to the shareholders of the Company, which was approved at the 2007 AGM. Details of the payment of the 2007 final dividend to the shareholders of the Company are set out as follows:

1. Holders of H Shares:

The dividend distributed to holders of the Company's H Shares will be calculated in RMB but paid in Hong Kong Dollars ("HKD"). The exchange rate for calculating such dividend shall be based on the average exchange rates of RMB against Hong Kong dollars as quoted by the People's Bank of China for the one calendar week preceding the date on which the dividend was declared (i.e. 20 May 2008).

The Company has appointed Bank of China (Hong Kong) Trustees Limited as the receiving agent (the "Receiving Agent") in Hong Kong and will pay to the Receiving Agent the final dividends declared in respect to the Company's H shares, which will be held on trust pending payment to the holders of such H shares. Such final dividends will be paid by the Receiving Agent and will be mailed by Hong Kong Registrars Limited to the holders of the Company's H shares whose names appear on the register of members of the Company at close of business on 18 April 2008 by ordinary post on 16 June 2008. The mailing risk will be totally borne by holders of the Company's H shares.

2. Holders of Domestic Shares:

Holders of domestic shares can contact the Company to receive the 2007 final dividend payable since 16 June 2008.

THE APPOINTMENT OF CHAIRMAN

The Board wishes to announce that Xu Qiang, a Director, was elected as the chairman of the Company ("Chairman") and a member of Strategic Committee of the Company at the Board meeting convened on 20 May 2008. According to the Articles of Association of the Company, Director Xu Qiang will also become legal representative of the Company since he holds the office as the chairman of the. In the meantime, Director Sun Yongtao will cease to be the acting chairman and legal representative of the Company from 20 May 2008.

Pursuant to the authorisation granted at the 2007 AGM, the Board has entered into service contract with executive Director Mr Xu Qiang on behalf of the Company. Under the service contract, executive Director Mr Xu Qiang is not entitled to any director's fee and bonus. The Company bears the reasonable costs incurred by him during his service in the Company and he is entitled to liability insurance acquired by the Company for the Directors. His annual remuneration as employee of the Company will be determined with reference to his work duties, performance and working experience, which includes salaries, benefits, subsidies and retirement benefit scheme contribution as required by the laws of the PRC and in accordance with employees' remuneration scheme of the Company, as well as the discretionary bonus paid to employees based on the performance and financial position of the Company. The proposal for adjustment in his remuneration will be determined by the Board and the Remuneration and Evaluation Committee according to the authorization given at the general meeting pursuant to the applicable laws and regulations.

Save as disclosed in the notice of 2007 AGM and the supplemental notice thereof dated 24 April 2008, and as disclosed herein, there is no discloseable information under Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or any matters relating or related to Director Xu Qiang which are otherwise required to be disclosed. Neither is there any other matter regarding the appointment of Mr Xu as Directors that needs to be brought to attention of the shareholders of the Company.

The Board would like to welcome Director Xu Qiang for joining the Company.

By Order of the Board
TravelSky Technology Limited
Ding Weiping
Executive Director and Company Secretary

Beijing, the People's Republic of China
20 May 2008

As at the date of this announcement, the Board comprises:

Executive Directors:	*Mr Xu Qiang (Chairman), Mr Zhu Xiaoxing, Mr Ding Weiping and Mr Song Jinxiang;*
Non-executive Directors:	*Mr Wang Quanhua, Mr Luo Chaogeng, Mr Gong Guokui, Mr Rong Gang, Mr Sun Yongtao, Mr Liu Dejun, Mr Xia Yi and Mr Song Jian;*
Independent Non-executive Directors:	*Mr Yick Wing Fat, Simon, Mr Yuan Yaohui and Mr Chua Keng Kim.*

announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information only and does not constitute an invitation to acquire, purchase or subscribe for securities of TravelSky Technology Limited.

中國民航信息網絡股份有限公司
TravelSky Technology Limited
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 0696)

MAJOR AND CONNECTED TRANSACTIONS AND CONTINUING CONNECTED TRANSACTIONS AND SPECIAL MANDATE TO ISSUE SHARES AND AMENDMENTS TO ARTICLES OF ASSOCIATION AND RESUMPTION OF TRADING

Financial Adviser

BOCI Asia Limited

THE ACQUISITION

On 5 May 2008, the Company entered into the Sale and Purchase Agreement with CTHC pursuant to which, CTHC agreed to sell and the Company agreed to purchase (i) the entire registered capital of ACCA for a consideration of RMB788 million (equivalent to approximately HK$878.62 million) and (ii) the Property for a consideration of RMB212 million (equivalent to approximately HK$236.38 million), amounting to an aggregate consideration of RMB1 billion (equivalent to approximately HK$1.115 billion). The aggregate consideration will be satisfied by way of the Company issuing and allotting to CTHC or its nominees 174,491,393 new Domestic Shares at a price of HK$6.39 (equivalent

to approximately RMB5.73) per Consideration Share upon the Completion. The Consideration Shares represent approximately 9.82% of the existing total issued share capital of the Company and approximately 8.94% of the total issued share capital of the Company as enlarged by the issue of the Consideration Shares. The issue of the Consideration Shares is subject to an approval of a specific mandate to be sought from the Independent Shareholders at the EGM. If the specific mandate is granted at the EGM, the registered share capital of the Company will need to be increased upon Completion and the Articles will also need to be amended accordingly. The respective resolutions to approve the amendments to the Articles and the Acquisition at the EGM are inter-conditional upon each other.

ACCA and its subsidiaries are principally engaged in the provision of accounting, settlement and clearing services and information system development and support services to commercial airlines and other aviation companies. The accounting, settlement and clearing services include (i) passenger and cargo revenue, mail revenue and airport miscellaneous charges accounting and settlement services, (ii) BSP services, and (iii) system development and support services to the airline companies in the PRC. The Property is located in Beijing, PRC and comprises a parcel of land with a site area of approximately 5,332.54 sq.m. and 8 buildings erected thereon with a total gross floor area of approximately 12,003.74 sq.m.

CTHC is a substantial shareholder of the Company and holds approximately 22.35% of the entire equity interest of the Company as at the date of the Sale and Purchase Agreement and is therefore a connected person of the Company under the Listing Rules. As the applicable percentage ratios of the Acquisition exceed 25% but is less than 100% as defined under Rule 14.07 of the Listing Rules, the Acquisition constitutes a major and connected transaction for the Company under the Listing Rules and is subject to the requirements of reporting, announcement and approval of the Independent Shareholders at the EGM which shall be taken on poll as required under the Listing Rules. The Company will convene an EGM for the purpose of considering and, if it thought fit, approving, among others, the Sale and Purchase Agreement and the Acquisition as well as authorising the Directors to issue the Consideration Shares. Under Rule 14A.18 of the Listing Rule, any connected person of the Company with a material interest in the connected transaction is required to abstain from voting at the EGM. Accordingly, each of CTHC and any other materially interested parties and their respective associates (if any) will abstain from voting at the EGM on the resolutions approving, among others, the Acquisition.

AMENDMENT TO ARTICLES

Based on 1,776,315,000 Shares in issue as at the date of this announcement, comprising of 1,154,607,000 Domestic Shares and 621,708,000 H Shares, and on the assumptions that no new Shares will be allotted or issued and no existing Shares will be repurchased prior to the date of this announcement, upon satisfaction of the conditions set out in the paragraph headed "Conditions Precedent" below and Completion, the total number of Domestic Shares to be issued pursuant to the Completion will be 174,491,393 of book value of RMB1.00 each amounting to RMB1 billion (equivalent to approximately HK$1.115 billion). If the Acquisition is approved by the Independent Shareholders at the EGM, the registered share capital of the Company will need to be increased upon Completion and the Articles will be required to be amended accordingly.

The proposed amendments to the Articles consequential to the issue of the new Domestic Shares as the consideration of the Acquisition are subject to the approval of the Shareholders by way of a special resolution at the EGM.

CONTINUING CONNECTED TRANSACTIONS OF ACCA AND THE COMPANY

Upon Completion, ACCA will become a wholly-owned subsidiary of the Company. The ACCA Continuing Connected Transactions will form part of the Continuing Connected Transactions of the Group, which include (i) the Property Management Agreement, (ii) the agreements in relation to (a) Revenue Accounting Systems Development and Support Services, (b) Passenger and Cargo Revenue Accounting and Settlement Services, (iii) Domestic Mail Revenue Accounting and Settlement Agreement and (iv) IATA Agreement. Certain ACCA Continuing Connected Transactions and the Continuing Connected Transactions have been and will continue to be, entered into on a recurring basis and on normal commercial terms and in the ordinary course of business of the Group. Details of which are set out under part B of the section headed "ACCA Continuing Connected Transactions" and part C of the section headed "Continuing Connected Transactions of the Company" of this announcement.

The section heading "Aggregated Continuing Connected Transactions of the Enlarged Group" under Part D of this announcement sets out the total aggregated Annual Caps in respect of each category of the Aggregated Continuing Connected Transactions. As one or more of the relevant percentage ratios set out in Rule 14.07 of the Listing Rules in respect of the aggregate fees payable by the Group for the Non-exempt Continuing Connected Transactions will, on an annual basis, exceed 2.5%, each of the Non-exempt Continuing Connected Transactions is conditional on prior approval by the Independent Shareholders at the EGM in accordance with the requirements of Rule 14A.18 of the Listing Rules. Under Rule 14A.18 of the Listing Rule, any connected person of the Company with a material interest in the Non-exempt Continuing Connected Transactions is required to abstain from voting at the EGM. Accordingly, each of the Connected Airlines and their respective associates will abstain from voting at the EGM on the resolutions approving, among others, the Non-exempt Continuing Connected Transactions to which it is a party and the applicable Annual Caps.

The Company has established the Independent Board Committee, consisting of the independent non-executive Directors, to advise the Shareholders as to whether the terms of the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps) are fair and reasonable, whether such transactions are in the interests of the Company and the Shareholders as a whole and to advise Independent Shareholders how to vote at the EGM. To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries as at the date of this announcement, none of the independent non-executive Directors of the Independent Board Committee has a material interest in the Acquisition and the Non-exempt Continuing Connected Transactions.

The Company will appoint an independent financial adviser pursuant to Rule 14A.21 of the Listing Rules, to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps) are fair and reasonable, whether the transactions contemplated thereunder are in the interests of the Company and the Shareholders as a whole and to advise Independent Shareholders how to vote at the EGM.

A circular containing, among other things, (i) further details of the Sale and Purchase Agreement; (ii) financial information of the Group and the unaudited pro forma financial information of the Enlarged Group; (iii) accountant's report of ACCA; (iv) valuation report of the Property; (v) details of the ACCA Continuing Connected Transactions; (vi) details of the Aggregated Continuing Connected Transactions and Non-exempt Continuing Connected Transactions as well as the applicable Annual Caps; (vii) the recommendations of the Independent Board Committee to the Independent Shareholders; (viii) a letter of advice from the independent financial adviser to the Independent Board Committee and the Independent Shareholders; (ix) details of the amendments to the Articles; and (x) a notice of the EGM will be despatched to the Shareholders as soon as possible.

At the request of the Company, trading in the H Shares on the Stock Exchange was suspended at 10:00 a.m. on 5 May 2008 pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the H Shares on the Stock Exchange from 9:30 a.m. on 26 May 2008.

PART A

THE ACQUISITION

SALE AND PURCHASE AGREEMENT

Date

5 May 2008

Purchaser

The Company

Vendor

CTHC

Assets to be acquired

(i) the entire registered capital of ACCA; and

(ii) the Property

Consideration

The considerations of the entire registered capital of ACCA and the Property are RMB788 million (equivalent to approximately HK$$878.62 million) and RMB212 million (equivalent to approximately HK$236.38 million) respectively, amounting to an aggregate consideration of RMB1 billion (equivalent to approximately HK$1.115 billion).

The aggregate consideration shall be settled upon the Completion by way of the Company issuing and allotting to CTHC or its nominees 174,491,393 new Domestic Shares at a price of HK$6.39 (equivalent to approximately RMB5.73) per Consideration Share. The consideration of ACCA was determined based on arm's length negotiations between CTHC and the Company with reference to the unaudited net asset value of ACCA as at 31 December 2007 of approximately RMB699.4 million (equivalent to approximately HK$779.83 million) and price earning multiples of comparable companies. The consideration of the Property was determined based on arm's length negotiations between CTHC and the Company with reference to the recent available appraisal value of the Property. The Property is valued by Jones Lang LaSalle Sallmanns Limited, an Independent Third Party, at approximately RMB208.3 million (approximately HK$232.25 million) as at 31 March 2008 by engaging the direct comparison approach assuming sale of the property interests in their existing state with the benefit of immediate vacant possession and by making reference to comparable sale transactions as available in the relevant market.

The issue price of HK$6.39 per Consideration Share to be issued by the Company was determined after arm's length negotiations between the Company and CTHC and is equal to the average closing price of HK$6.39 per H Share as quoted on the Stock Exchange for the last twenty full trading days of the H Shares immediately before the date of the Sale and Purchase Agreement.

The issue price represents:

(i) a discount of approximately 4.48% to the closing price of HK$6.69 per H Share as quoted on the Stock Exchange on the last full trading day of the H Shares immediately before the date of the Sale and Purchase Agreement;

(ii) a discount of approximately 5.47% to the average closing price of HK$6.76 per H Share as quoted on the Stock Exchange for the last ten full trading days of the H Shares immediately before the date of the Sale and Purchase Agreement; and

(iii) a premium of approximately 1.75% over the average closing price of HK$6.28 per H Share as quoted on the Stock Exchange for the last thirty full trading days of the H Shares immediately before the date of the Sale and Purchase Agreement.

The Consideration Shares represent approximately 9.82% of the existing total issued share capital of the Company and approximately 8.94% of the total issued share capital of the Company as enlarged by the issue of the Consideration Shares. The Consideration Shares are proposed to be issued pursuant to a specific mandate to be sought from the Independent Shareholders at the EGM.

The Consideration Shares will be credited as fully-paid and rank pari passu in all respects with the Shares in issue as at the date of issue and allotment of the Consideration Shares. There is no special restriction applied to the subsequent sale of the Consideration Shares compared with the Domestic Shares in issue as at the date of this announcement.

Conditions precedent

The Completion of the Acquisition shall be conditional upon, among other things, the following conditions precedent being fulfilled or waived:

(a) approval of the Sale and Purchase Agreement and the transactions contemplated thereunder by the Independent Shareholders at the EGM;

(b) approval from all relevant PRC government authorities for the transactions contemplated under the Sale and Purchase Agreement and compliance with all the PRC laws and regulations for the Acquisition;

(c) the representations and warranties in the Sale and Purchase Agreement being true and correct and not misleading in any material respects;

(d) the Company being satisfied with the results of the due diligence investigation in respect of ACCA and the Property; and

(e) the Company having obtained a legal opinion issued by the PRC legal adviser in respect of the legality and enforceability of the Acquisition.

The Company has the right to waive whole or part of the conditions (c) to (e) above.

Completion of the Sale and Purchase Agreement

The Completion of the Sale and Purchase Agreement shall take place after 10 business days from the fulfillment or waiver (as the case may be) of the conditions precedent set out above or such other date as the parties may agree.

INFORMATION ON THE COMPANY, CTHC, ACCA AND THE PROPERTY

The Company

The Company is principally engaged in the provision of aviation information technology services in the PRC.

CTHC

CTHC is principally engaged in the management of state-owned assets and stated owned equity interests resulting from investment of the States in the group companies and its invested entities. To the best of knowledge and belief having made all reasonably enquiries by the Directors, none of Southern Holding, Eastern Holding and China Holding are party(ies) acting in concert with CTHC.

ACCA

ACCA is principally engaged in the provision of accounting, settlement and clearing services and information system development and support services to commercial airlines and other aviation companies. The accounting, settlement and clearing services include (i) passenger and cargo revenue, mail revenue and airport miscellaneous charges accounting and settlement services, (ii) BSP services, and (iii) systems development and support services to the aviation industry in the PRC. ACCA is a major service provider in these areas in the PRC.

ACCA is the BSP service provider of IATA BSP data processing center ("BSP DPC"), which is one of three recognised BSP DPCs in the world and has become the largest provider of outsourced services and system products in revenue accounting and settlement in the airline industry of PRC. Its major customers include 20 domestic passenger and cargo airlines, 3 regional and overseas commercial airlines, 47 airports, government organisations and IATA.

ACCA has a registered capital of RMB759,785,200 as at the date of this announcement. The unaudited consolidated net assets value of ACCA as at 31 December 2007 was approximately RMB699.4 million (equivalent to approximately HK$779.83 million), which was prepared in accordance with the International Financial Reporting Standards. The following table sets out the unaudited consolidated turnover, profit before and after taxation for each of the two financial years ended 31 December 2007 prepared under the International Financial Reporting Standards.

	For the financial year ended 31 December 2006		For the financial year ended 31 December 2007	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*
Turnover	255,926	285,357	273,485	304,936
Profit before taxation	96,440	107,531	102,854	114,682
Profit after taxation	65,223	72,724	63,898	71,246

The Property

The Property is located at No. 11 Dongxing Li, Chaoyang District, Beijing, the PRC and comprises of a parcel of land with a site area of approximately 5,332.54 sq.m. and 8 buildings erected thereon with a total gross floor area of approximately 12,003.74 sq.m. The Property has obtained the relevant licenses and land use approvals from the PRC authorities. The expiry date of the land use right is 29 June 2049. The Property is conveniently located at the hub of the central commercial district of Beijing which is one of the best sought after locations for many large corporations in the area. The Property has been used as a data centre by the Company and the Company has been paying a total rental and usage fees amounting to approximately RMB16.6 million (equivalent to approximately HK$18.51 million) for the year ended 31 December 2007 for renting the Property. The original acquisition cost of the Property by CTHC was approximately RMB189 million (equivalent to approximately HK$210.74 million).

The valuation report of the Property will be included in the circular to be despatched to the Shareholders in due course.

The following is the shareholding structure of the Company immediately before and after the Completion of the Acquisition:

	Current Shareholding			Shareholding upon Completion		
Shareholders	**Shares**	**% of respective class of share capital**	**% of total share capital**	**Shares**	**% of respective class of share capital**	**% of total share capital**
CTHC	396,993,000 Domestic shares of RMB1 each	34.38%	22.35%	571,484,393 Domestic shares of RMB1 each	43.00%	29.29%
Southern Holding	232,921,000 Domestic shares of RMB1 each	20.17%	13.11%	232,921,000 Domestic shares of RMB1 each	17.52%	11.94%
Eastern Holding	218,829,000 Domestic shares of RMB1 each	18.95%	12.32%	218,829,000 Domestic shares of RMB1 each	16.46%	11.22%
China Holding	178,867,000 Domestic shares of RMB1 each	15.49%	10.07%	178,867,000 Domestic shares of RMB1 each	13.46%	9.17%
Other domestics Shareholders	126,997,000 Domestic shares of RMB1 each	11.01%	7.15%	126,997,000 Domestic shares of RMB1 each	9.56%	6.51%
Public	621,708,000 H Shares of RMB1 each	100%	35%	621,708,000 H Shares of RMB1 each	100%	31.87%
Total			**100%**			**100%**

REASONS FOR AND BENEFITS OF THE SALE AND PURCHASE AGREEMENT

As the operation structure of the Company and ACCA are similar, the Directors believe that the acquisition of ACCA can provide cost synergies by integrating the research and development resources, data centers, and market resources of the Company and ACCA, and thus reducing the aggregate operational cost and general expenditure. On the other hand, as the Company's principal activities focus on the travel distribution and sales area while ACCA provides mainly accounting, settlement and clearing services, the two businesses cover both upstream and downstream aviation and strengthen the production line of travel distribution information technology. Furthermore, since the Company and ACCA are the leading service providers in the respective areas, the acquisition of ACCA, can enrich the Company's product and services portfolios to the airlines, travel agencies, airports and other industry participants, and also enhance the competitiveness of the Company's existing core businesses and new businesses to be developed. The Board believes that the acquisition of ACCA will enhance the Company's profitability and market position, and is in the interest of the Shareholders as a whole.

At present, the renting of the Property by the Company from CTHC resulted in the Company constituting a continuing connected transaction and is thereby subject to certain compliance requirements under the Listing Rule. The acquisition of the Property will not only reduce the rental expenses of the Company, it will also reduce the administrative costs required to be spent on the compliance matters of connected transaction. In addition, the entire Property has been occupied by the Company as data center. The acquisition of the Property would result in a more standardised and effective data center management.

The Directors (excluding the independent non-executive Directors) are of the view that the Sale and Purchase Agreement which is on normal commercial terms, was entered into in the ordinary and usual course of business of the Group. The terms which are arrived after arm's length negotiations, are fair and reasonable and the entering into of the Sale and Purchase Agreement is in the interest of the Company and the Shareholders as a whole. The Independent Board Committee will give their recommendations, after taking into account the advice of the independent financial adviser, in their letter to the Independent Shareholders to be included in the circular to Shareholders to be issued by the Company in relation to this matter.

PROPOSED AMENDMENTS TO THE ARTICLES CONSEQUENTIAL TO THE COMPLETION OF THE ACQUISITION

Based on 1,776,315,000 Shares in issue as at the date of this announcement, comprising of 1,154,607,000 Domestic Shares and 621,708,000 H Shares, and on the assumptions that no new Shares are allotted or issued and no existing Shares are repurchased prior to the date of this announcement, upon satisfaction of the conditions set out in the paragraph headed "Conditions Precedent" above and Completion, the total number of Domestic Shares of book value of RMB1.00 each to be issued pursuant to the Completion will be 174,491,393 amounting to RMB1 billion of paid-in capital. If the Acquisition is approved by the Independent Shareholders at the EGM, the registered share capital of the Company will need to be increased to RMB1,950,806,393 upon Completion and the Articles will be required to be amended accordingly.

The proposed amendments to the Articles consequential to the issue of the new Domestic Shares as the consideration of the Acquisition are subject to the approval of the Shareholders by way of a special resolution at the EGM and are conditional upon the Acquisition being approved by the Independent Shareholders. Details of the amendments to the Articles will be set out in the circular to be despatched to the Shareholders to convene the EGM.

PART B

ACCA CONTINUING CONNECTED TRANSACTIONS

PROVISIONS OF PROPERTY MANAGEMENT SERVICES

At present, Ya Ka is providing certain property management services to ACCA. It is expected that these property management services will continue following Completion in accordance with the real estate management custodian agreement dated 3 February 2008 between ACCA and Ya Ka. Given that Ya Ka is a wholly-owned subsidiary of CTHC, the transaction contemplated under this agreement will constitute a continuing connected transaction of the Company under the Listing Rules after Completion. Details of the real estate custodian agreement are as follows:

Date: 3 February 2008

Service: Provision of office building property management services by Ya Ka to ACCA

Duration: 1 January 2008 to 31 December 2008

Payment: The service fee is calculated on an agreed rate per square metre between two parties and is settled monthly based on total square metres occupied by ACCA.

The Directors consider that the basis of determination of the service fee above is fair and reasonable.

PROVISIONS OF AIRLINE SERVICES

Prior to the Acquisition, ACCA had entered into various trading arrangements with a number of Connected Airlines. It is expected that these arrangements will continue after Completion in accordance with market demands for relevant products and services. Upon Completion, the ongoing arrangements between ACCA and these Connected Airlines will constitute continuing connected transactions for the Company under the Listing Rules.

The nature of each of the ongoing transactions between ACCA and these Connected Airlines can be classified into four categories namely, (i) Revenue Accounting Systems Development and Support Services; (ii) Passenger and Cargo Revenue Accounting and Settlement Services; (iii) Mail Revenue Accounting and Settlement Services and (iv) BSP Services, all as defined below.

Listed below is the summary of each of the services provided by ACCA to various airline companies:

Type 1 — Systems Development and Support Services

(i) Revenue Accounting Systems Development and Support Services

Service: Provision of computer system application development and support services to various commercial airline companies ("Revenue Accounting Systems Development and Support Services"). The main products provided by ACCA include self-developed computer application systems in respect of both international and domestic passengers revenue accounting system, international and domestic cargo revenue accounting system, mail revenue accounting system, airport miscellaneous charges accounting system, data service system, international and domestic clearing and settlement system etc. Such system services mainly include application and operation support, customized development, system implementation, business research and system development.

Payment: The system service fee is charged on a monthly basis and is based on the agreement signed between the provider and the users. There are several levels of charge rates based on transaction volume which are specified in the relevant agreement and determined by reference to the price and specifications of the relevant services provided from time to time. Charge rate depends on transaction volume level — the higher the transaction volume, the lower the rates to be charged by the provider.

The Directors consider that the basis of determination of the service fee as mentioned above is fair and reasonable.

(ii) Oracle financial products support services

Services: Provision of financial products support services, including function solution support and maintenance of Oracle financial products, customised program revision and program maintenance, database maintenance services.

Payment: Fixed amount of maintenance fee is charged annually.

The Directors consider that the basis of determination of the service fee above is fair and reasonable.

(iii) Interline Data Exchange Services

Service: Mainly include receiving interline outward billing data from various airline companies, identifying the airlines to be charged for receipt of such services ("Billed Airlines"), consolidating the data from all of the airline companies on behalf of the Billed Airlines and delivering the data to such Billed Airlines.

Payment: Apart from the one-off membership entrance fee, a fixed annual service fee is also charged.

The Directors consider that the basis of determination of the service fee as mentioned above is fair and reasonable.

Type 2 — Passenger and Cargo Revenue Accounting and Settlement Services

Service: Provision of data capturing, sales reporting control, sales auditing, prorating, uplift processing, outward and inward billing, coupon matching, accounting, reconciliation and management reporting services for passenger and cargo (as the case may be) revenue accounting and settlement services ("Passenger and Cargo Revenue Accounting and Settlement Services").

Payment: The fees are charged by reference to the rate and rules prescribed in the relevant document issued by the industry regulatory authorities. The prices of the provision of the services are specified in the relevant agreement which is based on the calculation of (i) the percentage rate of the total accounting amount and (ii) the transaction volume times unit price.

The Directors consider that the basis of determination of the service fee as mentioned above is fair and reasonable.

Type 3 — Mail Revenue Accounting and Settlement Services

Service: Provision of stock control, sales control, sales audit, uplift revenue pro-ration, accounting processing, sales and uplift matching, clearing and settlement services ("Mail Revenue Accounting and Settlement Services").

Payment: The service fee is based on the rate as set out in the agreement in which ACCA receives payment of 1.5% handling charges from the Connected Airlines, and such fee is charged by reference to the relevant documents issued by the industry regulatory authorities.

The Directors consider that the basis of determination of the service fee as mentioned above is fair and reasonable.

Type 4 — BSP Services

Service: Provision of sales data processing and capital settlement service between the agencies and certain airline companies to IATA in the PRC, Hong Kong, Macau and Taiwan. ACCA has contracted with IATA to supply such services for additional territories which is expected to be commenced in January 2010, such services will include supply of software application support, development and maintenance services.

Payment: Fees are charged on the basis of a "Standard Charging Unit" (as defined in the IATA Agreement) per processing transaction. The Standard Charging Unit payable by IATA is defined in Reminbi for transactions in the PRC, in Hong Kong Dollars for Hong Kong, Macau and in United Stated Dollars for other territories, subject to exchange rate fluctuation which will be adjusted in accordance with the terms of the IATA Agreement.

The Directors consider that the basis of determination of the service fee as mentioned above is fair and reasonable.

SUMMARY OF TRANSACTIONS BETWEEN ACCA AND THE CONNECTED AIRLINES IN RESPECT OF VARIOUS AIRLINE SERVICES

The table below summarises the major terms of each of the ongoing transactions between ACCA and the Connected Airlines:

Airline company	Description of transactions	Agreement with ACCA	Date of agreement	Duration
Southern Airlines	1. Revenue Accounting Systems Development and Support Services	Revenue accounting systems and settlement agreement	15.11.2007	01.01.2007 to 31.12.2008
	2. Passenger and Cargo Revenue Accounting and Settlement Services			
	3. Oracle financial products support services	Oracle financial products support services agreement	01.06.2007	01.07.2006 to 30.06.2008
Eastern Airlines	1. Revenue Accounting Systems Development and Support Services	Revenue accounting systems and settlement agreement	27.02.2008	01.01.2008 to 31.12.2009
	2. Passenger and Cargo Revenue Accounting and Settlement Services			

Air China	1. Revenue Accounting Systems Development and Support Services 2. Passenger and Cargo Revenue Accounting and Settlement Services	Revenue accounting system and settlement agreement	28.02.2008	01.01.2008 to 31.12.2009
Macau Airlines	1. Passenger and Cargo Revenue Accounting and Settlement Services	Revenue accounting and settlement agreement	31.12.2006	01.01.2007 to 31.12.2009
	2. Oracle financial products support services	Oracle financial products support services agreement	15.05.2007	28.02.2007 to 28.02.2008
Xiamen Airlines	1. Interline Data Exchange Services	Interline data exchange agreement	26.09.2006	01.10.2006 to 31.12.2009
	2. Passenger and Cargo Revenue Accounting and Settlement Services	Revenue accounting and settlement agreement	21.12.2007	01.01.2008 to 31.12.2010
Hainan Airlines	1. Interline Data Exchange Services	Interline data exchange services agreement	18.09.2006	01.10.2006 to 31.12.2009
	2. Passenger and Cargo Revenue Accounting and Settlement Services	Revenue accounting and settlement agreement	04.12.2006	01.12.2006 to 30.11.2009
Shenzhen Airlines	1. Revenue Accounting Systems Development and Support Services 2. Passenger and Cargo Revenue Accounting and Settlement Services	Revenue accounting system and settlement agreement	29.01.2008	01.01.2008 to 31.12.2010

Shanghai Airlines	1. Interline Data Exchange Services	Interline data exchange agreement	22.03.2007	01.01.2007 to 31.12.2009
	2. Passenger and Cargo Revenue Accounting and Settlement Services	Revenue accounting and settlement agreement	19.12.2007	01.01.2008 to 31.12.2008
Shandong Airlines	1. Revenue Accounting Systems Development and Support Services	Revenue accounting system and settlement agreement	07.09.2007	01.01.2007 to 31.12.2009
	2. Passenger and Cargo Revenue Accounting and Settlement Services			
Sichuan Airlines	1. Revenue Accounting Systems Development and Support Services	Revenue accounting system and settlement agreement	01.12.2007	01.01.2008 to 31.12.2009
	2. Passenger and Cargo Revenue Accounting and Settlement Services			
The Connected Airlines (other than Macau Airlines)	Mail Revenue Accounting and Settlement Services	Domestic Mail Revenue Accounting and Settlement Agreement	31.07.1997	Effective from 01.09.1997 with no fixed term
IATA as authorized by the Connected Airlines	BSP Services	IATA Agreement	27.03.2008	27.03.2008 to 31.12.2017

It is noted that the duration of the interline data exchange agreements entered into between ACCA and Xiamen Airlines and Hainan Airlines respectively, as well as the IATA Agreement are longer than 3 years. The Company will appoint an independent financial adviser pursuant to Rule 14A.21 of the Listing Rules, to explain to the Independent Board Committee and the Independent Shareholders (amongst others) as to whether such transactions are fair and reasonable and whether it is normal business practice for agreements of this type of such duration. Details of such opinion (amongst others) to be made by the independent financial adviser will be included in the circular to Shareholders to be issued by the Company in due course.

It is also noted that there are no fixed terms in relation to the Mail Revenue Accounting and Settlement Services provided by ACCA to the Connected Airlines. In order to comply with Rules 14A.35(1) of the Listing Rules requirement, ACCA will enter into a separate supplemental agreement with each of the Connected Airlines pursuant to which a fixed term will be agreed. The Company will issue a separate announcement (and/or the opinion of the independent financial adviser if the period for such supplemental agreement(s) is more than 3 years) to disclose, amongst other, the fixed term of the supplemental agreements between ACCA and the Connected Airlines when such agreements have been entered into.

PROPOSED ANNUAL CAPS FOR THE ACCA CONTINUING CONNECTED TRANSACTIONS

The Company considers that the ongoing transactions between ACCA and each of the Connected Airlines among themselves are each, a series of related connected transactions and therefore is appropriate to aggregate the relevant transactions together and treat them as if they were one transaction for each of the Connected Airline for the purpose of calculating the proposed caps pursuant to Rule 14A.25 of the Listing Rules. Set out below are the historical transaction amounts for the three financial years ended 31 December 2007 and the proposed Annual Caps for the three financial years ended 31 December 2010 in respect of each of the ACCA Continuing Connected transactions:

			Historical transaction amount			
	for the year ended 31 December 2005		**for the year ended 31 December 2006**		**for the year ended 31 December 2007**	
		Equivalent to		*Equivalent to*		*Equivalent to*
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Ya Ka	8,408	9,375	8.256	9,205	8,343	9,302
Southern Airlines	23,701	26,427	24,263	27,053	24,804	27.656
Eastern Airlines	46,790	52,171	51,268	57.164	53,506	59,659
Air China	42,563	47,458	44,496	49,613	48,032	53,556
Macau Airlines	8,923	9,949	10,137	11,303	9,834	10,965
Xiamen Airlines	1,778	1,982	1,997	2,227	1,811	2,019
Hainan Airlines	2,324	2,591	1,895	2,113	1,575	1,756
Shenzhen Airlines	2,155	2,403	2,482	2,767	3,771	4,205
Shanghai Airlines	9,524	10,619	9,557	10,656	8,830	9,845
Shandong Airlines	2,371	2,644	4,177	4,657	2,886	3,218
Sichuan Airlines	755	842	2,185	2,436	2,732	3,046
Transactions under the Domestic Mail Revenue Accounting and Settlement Agreement	5,729	6,388	6,617	7,378	7,602	8,476
Transactions under IATA Agreement	29,781	33,206	35,983	40,121	44,653	49,788

	Proposed Annual Caps (by reference to each connected persons)					
	for the year ended 31 December 2008		for the year ended 31 December 2009		for the year ended 31 December 2010	
		Equivalent to		*Equivalent to*		*Equivalent to*
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Ya Ka	4,990	5,564	5,739	6,399	6,599	7,358
Southern Airlines	29,735	33,155	35,652	39,752	42,752	47,668
Eastern Airlines	64,207	71,591	77,048	85,909	92,458	103,091
Air China	57,639	64,267	69,166	77,120	83,000	92,545
Macau Airlines	11,766	13,119	14,089	15,709	16,877	18,818
Xiamen Airlines	2,149	2,396	2,555	2,849	3,042	3,392
Hainan Airlines	1,866	2,081	2,215	2,470	2,634	2,937
Shenzhen Airlines	4,526	5,046	5,430	6,054	6,517	7,266
Shanghai Airlines	10,572	11,788	12,662	14,118	15,171	16,916
Shandong Airlines	3,463	3,861	4,156	4,634	4,987	5,561
Sichuan Airlines	3,279	3,656	3,934	4,386	4,721	5,264
Transactions under the Domestic Mail Revenue Accounting and Settlement Agreement	9,503	10,596	11,878	13,244	14,847	16,554
Transactions under IATA Agreement	58,048	64,724	75,464	84,142	98,103	109,385

Given the applicable percentage ratios for each of the ACCA Continuing Connected Transactions (except transactions in respect of Eastern Airlines, Air China and IATA Agreement) on an annual basis is less than 2.5%, all of the ACCA Continuing Connected Transactions are only subject to the reporting, announcement requirements set out in Rule 14A.45 to Rule 14A.47 and are exempted from the Independent Shareholders' approval requirements under the Listing Rules.

The applicable percentage ratios for each of the ACCA Continuing Connected Transactions in respect of Eastern Airlines, Air China and IATA Agreement on an annual basis exceeds 2.5%, all of such ACCA Continuing Connected Transactions are subject to the reporting, announcement and Independent Shareholders' approval requirements under the Listing Rules.

	Historical transaction amount (by reference to each category of service)					
	for the year ended 31 December 2005		**for the year ended 31 December 2006**		**for the year ended 31 December 2007**	
		Equivalent to		*Equivalent to*		*Equivalent to*
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Property Management Services	8,408	9,375	8,256	9,205	8,343	9,302
Type 1 — Revenue Accounting Systems Development and Support Services	63,295	70,574	70,173	78,243	69,608	77,613
Type 2 — Passenger and Cargo Revenue Accounting and Settlement Services	77,589	86,512	82,284	91,747	88,173	98,313
Type 3 — Mail Revenue Accounting and Settlement Services	5,729	6,388	6,617	7,378	7,602	8,476
Type 4 — BSP Services	29,781	33,206	35,983	40,121	44,653	49,788

	Proposed Annual Caps (by reference to each category of service)					
	for the year ended 31 December 2008		for the year ended 31 December 2009		for the year ended 31 December 2010	
		Equivalent to		*Equivalent to*		*Equivalent to*
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Property Management Services	4,990	5,564	5,739	6,399	6,599	7,358
Type 1 — Revenue Accounting Systems Development and Support Services	83,394	92,984	99,939	111,432	119,795	133,571
Type 2 — Passenger and Cargo Revenue Accounting and Settlement Services	105,808	117,976	126,968	141,569	152,364	169,886
Type 3 — Mail Revenue Accounting and Settlement Services	9,503	10,596	11,878	13,244	14,847	16,554
Type 4 — BSP Services	58,048	64,724	75,464	84,142	98,103	109,385

The Directors (excluding the independent non-executive Directors) believe that the Annual Caps are fair and reasonable in sofar as the Company and the Shareholders are concerned. The Independent Board Committee will give their recommendations, after taking into account the advice of the independent financial adviser, in their letter to the Independent Board Committee and the Independent Shareholders to be included in the Company's circular.

In the event that the aggregate amounts in respect of the ACCA Continuing Connected Transactions exceed the proposed Annual Caps in the relevant year as set out above, the ACCA Continuing Connected Transaction(s) and the Annual Caps would be subject to further review and the Company shall comply with the relevant provisions of the Listing Rules (where applicable).

BASIS OF THE ANNUAL CAPS FOR THE ACCA CONTINUING CONNECTED TRANSACTIONS

- The Board believes that the above proposed Annual Caps are the aggregate values in respect of the transactions contemplated under each of the ACCA Continuing Connected Transactions over the three financial years ending 31 December 2010. The amounts of the proposed Annual Caps are determined by reference to the following:

Continuing connected transactions of ACCA	Basis of determination of the Annual Caps
Provision of the property management services to Ya Ka	By reference to the average growing rate of the domestic Consumer Price Index and the estimated annual growth rate for the property management fee is expected to be 15% per annum for the period from 2008 to 2010. Taking into account the reduction of the scope of services to be provided to Ya Ka, the Annual Caps for the provision of the property management services for the year 2008 to 2010 are expected to be slightly smaller than the historical transaction amount for the period 2005 to 2007.
Revenue Accounting Systems Development and Support Services	By reference to CAAC's "Eleventh five-year plan", the passenger volume is expected to have a steady growth rate of 14% annually. ACCA will continue to develop new products and services, including but not limited to setting up data exchange platform, providing data service products and data value-added services. With the number of passengers expected to increase, the estimated level of service and scope of services provided by the Group is estimated to increase by 20% annually based on the future growth rate of aviation industry and the historical growth of airline's business in the recent years.
Oracle Financial Products Support Services	As fixed amount of annual maintenance fee is charged under the relevant agreements. It is expected that there will be no major changes in the level service fee for the period from 2008 to 2010.

Interline Data Exchange Services	As fixed amount of annual service fee is charged under the relevant agreement. It is expected that there will be no major changes in the level of service fee for the period from 2008 to 2010.
Passengeer and Cargo Revenue Accounting and Settlement Services	According to CAAC's "Eleventh Five-year Plan", civil aviation transportation volume in the PRC has an average annual growth rate of 14%. Going forward, ACCA aims to expand its businesses to domestic interline accounting; develop sales audit business and outsourcing business; as well as expand the potential customer group in settlement market. By reference to the historical transaction amounts and the estimated market pricing for the similar services, it is expected that the annual transportation volume and revenue accounting amount will increase by approximately 20%.
BSP Services	BSP business in the PRC has recorded a growth of over 21-25% per annum for the period from 2005 to 2007. According to CAAC's "Eleventh Five-year Plan", civil aviation passenger volume in the PRC is estimated to have an average annual growth of 14%. By reference to the market demand for the BSP business and the increasing growth rate of the civil aviation passenger volume in the PRC, ACCA is expected to increase the annual growth rate of BSP services by 30% in the near future.
Mail Revenue Accounting and Settlement Services	An annual increment of 20% annually was recorded from 2005 to 2007. It is estimated that the steady growth of the air mail business, couple with the expansion of domestic mail sales system and international mail revenue accounting service to be carried by ACCA, will result in an increase in the level of services provided by the Group. On the assumption that no material change in the fee rate and the market conditions, the estimated level of services and scope of services provided by the Group will maintain an annual growth of approximately 25%.

PART C

CONTINUING CONNECTED TRANSACTIONS OF THE COMPANY

During the financial year ended 31 December 2007, the Group has continued to carry out various transactions which constitute continuing connected transactions as defined in the Listing Rules and are required to be disclosed in accordance with Chapter 14A of the Listing Rules, details of which have been set out in the annual reports for year 2007 of the Company ("Annual Report 2007"). The Company has fully complied with the relevant reporting, announcement and/or independent shareholders' approval requirements under Chapter 14A with respect to each of the Continuing Connected Transactions herein described.

Shareholders should also refer to the circulars dated 10 December 2007, 10 October 2007, 7 March 2007 and 7 April 2006 issued by the Company for details in relation to, among others, certain annual caps of the continuing connected transactions of the Company as described therein, summary of which are set out below:

Continuing Connected Transactions for the year ended 31 December 2007	**Date of the respective announcement and/or circular**		
• transactions between Eastern Airlines and the Company	I —	Announcement: Circular:	19 September 2007 10 October 2007
• transaction between certain airlines and the Company in relation to the provision of various aviation information technology services and ancillary support provided	II —	Announcement: Circular:	16 March 2006 7 April 2006
• renewal of Shangdong Airlines Services Agreement and the Sichuan Airline Services Agreement	III —	Announcement: Circular:	19 November 2007 10 December 2007
• provision of data network services usage fees and membership fees by the Company to SITA (as defined in the respective announcement and circular)	IV —	Announcement: Circular:	13 February 2007 7 March 2007

Set out below are the annual caps of the Continuing Connected Transactions of the Company for the three financial years ended 31 December 2010:

Airlines	for the year ended 31 December 2008		for the year ended 31 December 2009		for the year ended 31 December 2010		Respective announcement/ circular with reference to the table above
		Equivalent to		*Equivalent to*		*Equivalent to*	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*	
CTHC	40,000	44,600	40,000	44,600	—	—	IV
Southern Airlines (including Xiamen Airlines)	633,000	705,795	—	—	—	—	II
Eastern Airlines	386,604	431,063	502,585	560,382	653,360	728,496	I, II
Air China	388,700*(Note)*	433,401	—	—	—	—	II, IV
Hainan Airlines	265,860	296,434	—	—	—	—	II
Shenzhen Airlines	135,200*(Note)*	150,748	175,760	195,972	—	—	II, IV
Shanghai Airlines	189,900	211,739	—	—	—	—	II
Shandong Airlines	45,647	50,896	—	—	—	—	II, III
Sichuan Airlines	102,673	114,480	—	—	—	—	II, III

Note: A combined annual caps of Air China and Shenzhen Airlines of RMB523.9 million for the year ended 31 December 2008 was shown on the circular of the Company dated 7 March 2007. The breakdown of the proposed annual caps for each of Air China and Shenzhen Airlines are based on the actual services historically provided by the Company to (amongst others) Air China and Shenzhen Airlines details of which please refer to the Company's circular dated 7 March 2007.

PART D

AGGREGATED CONTINUING CONNECTED TRANSACTIONS OF THE ENLARGED GROUP

Following the Completion, ACCA will become a wholly-owned subsidiary of the Company. The ACCA Continuing Connected Transactions will become part of the Aggregated Continuing Connected Transactions of the Enlarged Group. As such, the Annual Caps in respect of the ACCA Continuing Connected Transactions will be aggregated with those of the existing Continuing Connected Transactions to determine whether an Independent Shareholders' approval is required.

The table below sets out the total Annual Caps in respect of the Aggregated Continuing Connected Transactions for the three financial years ended 31 December 2010.

	For the year ending 31 December 2008		For the year ending 31 December 2009		For the year ending 31 December 2010		Whether Independent Shareholders' approval is required (Yes/No)
		Equivalent to		*Equivalent to*		*Equivalent to*	
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*	*(Note)*
CTHC	40,000	44,600	40,000	44,600	—	—	NO
Ya Ka	4,990	5,564	5,739	6,399	6,599	7,358	NO
Southern Airlines	662,735	738.950	35,652	39.752	42,752	47.668	NO
Eastern Airlines	450,811	502,654	579,633	646,291	745,818	831,587	YES
Air China	446,339	497,668	69.166	77,120	83,000	92,545	YES
Macau Airlines	11,766	13,119	14,089	15,709	16,877	18,818	NO
Xiamen Airlines	2,149	2,396	2,555	2,849	3,042	3,392	NO
Hainan Airlines	267,726	298,514	2,215	2.470	2,634	2,637	NO
Shenzhen Airlines	139,726	155,794	181,190	202,027	6,517	7,266	NO
Shanghai Airlines	200.472	223,526	12,662	14,118	15.171	16,916	NO
Shandong Airlines	49,110	54,758	4,156	4,634	4,987	5,561	NO
Sichuan Airlines	105,952	118,136	3,934	4,386	4,721	5.264	NO
Mail Revenue Accounting and Settlement Services	9.503	10,596	11,878	13,244	14.847	16.554	NO
BSP Services	58.048	64,724	75.464	84,142	98,103	109,385	YES

Note: The above transactions which require Independent Shareholders' approval are collectively referred to as the "Non-exempt Continuing Connected Transactions" for the purpose of this announcement.

Given the applicable percentage ratios for each of the Aggregated Continuing Connected Transactions (except the transactions carried by Eastern Airlines, Air China and the IATA Agreement) as stated above in the table marked "No", on an annual basis are either (i) less than 2.5% or (ii) more than 2.5% but such relevant Continuing Connected Transactions of the Company (together with their respective annual caps) have already complied with the independent shareholders' approval requirement described in Rule 14A.48 and the applicable percentage ratios for the respective ongoing transactions of ACCA on its own, are less than 2.5%, accordingly, all the ACCA Continuing Connected Transactions (except transactions carried by Eastern Airlines, Air China and the IATA Agreement) are only subject to reporting and announcement requirements under Rules 14A.45 to Rule 14A.47 of the Listing Rules.

With reference to the applicable percentage ratios for each of the ACCA Continuing Connected Transactions as stated under Part B of the announcement, the applicable percentage ratios for each of the Aggregated Continuing Connected Transactions in respect of Eastern Airlines, Air China and the IATA Agreement, as stated above in the table marked "Yes", and their transactions contemplated thereunder, on an annual basis is more than 2.5%, such ACCA Continuing Connected Transactions are subject to reporting, announcement requirements and Independent Shareholders' approval requirement under Rules 14A.48 of the Listing Rules.

PART E

IMPLICATION OF THE LISTING RULES

IMPLICATION OF THE ACQUISITION UNDER THE LISTING RULES

The Acquisition constitutes a major transaction for the Company under Chapter 14 of the Listing Rules as the relevant percentage ratios exceeds 25% but not more than 100%, consequently, the Sale and Purchase Agreement constitutes a major transaction under the Listing Rules.

CTHC currently holds 396,993,000 Domestic Shares, representing approximately 22.35% of the existing total issued share capital of the Company. As a substantial shareholder of the Company, CTHC is considered to be a connected person of the Company as defined by the Listing Rules. The Acquisition therefore constitutes, in aggregate, a major and connected transaction for the Company under the Listing Rules. Each of CTHC and any other materially interested parties and their respective associates (if any) will abstain from voting at the EGM on the resolutions approving, among others, the Acquisition. The Company did not have any prior transaction (other than the Acquisition) with CTHC and/or its ultimate beneficial owners which would require to be aggregated with the Acquisition under Listing Rule 14A.25.

Accordingly, the Acquisition and the issue of new Domestic Shares to CTHC as payment for the consideration of the Acquisition are subject to the reporting and announcement requirements and the approval of the Independent Shareholders by way of poll voting at a general meeting pursuant to Chapters 14 and 14A of the Listing Rules. The Company will convene an EGM for the purpose of considering and, if it thought fit, approving, among others, the Sale and Purchase Agreement and the Acquisition as well as authorising the Directors to issue the Consideration Shares. Each of CTHC and any other materially interested parties and their respective associates (if any) will abstain from voting at the EGM on the resolutions approving the Acquisition.

As the result of the Completion, the Company will issue a total of 174,491,393 Domestic Shares of RMB1 each pursuant to the Completion of the Acquisition amounting to RMB1 billion (equivalent to approximately HK$1.115 billion). If the Acquisition is being approved by the Independent Shareholders at the EGM, the registered share capital of the Company will need to be increased upon Completion of the Acquisition and the Articles will be required to be amended accordingly.

The proposed amendments to the Articles consequential to the issue of the new Domestic Shares as the consideration of the Acquisition are subject to the approval of the Shareholders by way of a special resolution at the EGM. Details of the amendments to the Articles will be set out in the circular to be despatched to the Shareholders to convene the EGM.

IMPLICATIONS OF THE NON-EXEMPT CONTINUING CONNECTED TRANSACTIONS UNDER THE LISTING RULES

As the relevant percentage ratios (as defined in the Listing Rules) applicable to the proposed Annual Caps in respect of each the Aggregated Continuing Connected Transactions (excepted that of Eastern Airlines, Air China and the IATA Agreement) listed in Part D of this announcement on an annual basis are either (i) less than 2.5% or (ii) more than 2.5% but such relevant Continuing Connected Transactions of the Company (together with their respective annual caps) have already complied with the independent shareholders' approval requirement described in Rule 14A.48 and the applicable percentage ratios for the respective ongoing transactions of ACCA on its own, are less than 2.5%, accordingly, all the ACCA Continuing Connected Transactions (except transactions carried by Eastern Airlines, Air China and the IATA Agreement) are only subject to reporting and announcement requirements under Rules 14A.45 to Rule 14A.47 of the Listing Rules.

As the relevant percentage ratios (as defined in the Listing Rules) applicable to the proposed Annual Caps in respect of each of the transactions carried out by Eastern Airlines and Air China as well as the IATA Agreement, and their transactions contemplated thereunder, on an annual basis is more than 2.5%, such ACCA Continuing Connected Transactions are subject to reporting, announcement requirements and Independent Shareholders' approval requirement under Rules 14A.48 of the Listing Rules.

Accordingly, the Connect Airlines and their respective associates will abstain from voting at the EGM on the resolutions approving, among others, the Non-exempt Continuing Connected Transactions to which it is a party and the applicable Annual Caps.

INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISORS

The Company has established the Independent Board Committee, consisting of the independent non-executive Directors, to advise the Shareholders as to whether the terms of the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps) are fair and reasonable, whether such transactions are in the interests of the Company and its Shareholders as a whole and to advise Independent Shareholders how to vote at the EGM convened to consider, amongst other, the proposed Acquisition and the Non-exempt Continuing Connected Transactions. To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries as at the date of this announcement, none of the independent non-executive Directors of the Independent Board Committee has a material interest in the Acquisition and the Non-exempt Continuing Connected Transactions.

The Company will appoint an independent financial adviser pursuant to Rule 14A.21 of the Listing Rules, to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps) are fair and reasonable, whether those transactions contemplated thereunder are in the interests of the Company and its Shareholders as a whole and to advise Independent Shareholders how to vote at the EGM.

CIRCULAR

The Company will despatch a circular containing, among other things, the following:

(i) further details of the Sale and Purchase Agreement;

(ii) financial information of the Group and the unaudited pro forma information of the Enlarged Group;

(iii) accountant's report of ACCA;

(iv) valuation report of the Property;

(v) details of the ACCA Continuing Connected Transactions, the Continuing Connected Transactions, the Aggregated Continuing Connected Transaction and the Non-exempt Continuing Connected Transactions and the applicable Annual Caps;

(vi) a letter from the Independent Board Committee advising the Shareholders whether, in the opinion of the Independent Board Committee formed after taking into account the recommendations of the independent financial adviser, the terms of the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps) are in the interests of the Company and the Shareholders as a whole and advising Shareholders to vote in favor of the resolutions to approve the Acquisition and Non-exempt Continuing Connected Transactions (including the applicable Annual Caps) at the EGM;

(vii) a letter of advice from the independent financial adviser containing its advice to the Independent Board Committee and the Independent Shareholders that, having considered the matters set out in detail in that letter, the terms of the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps) are fair and reasonable and are in the interests of the Company and its Shareholders as a whole and advising Shareholders to vote in favor of the resolutions to approve the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps) at the EGM;

(viii) details of the proposed amendments to the Articles; and

(ix) a notice of the EGM at which meeting resolutions will be proposed to consider and if thought fit, approve among others, the Acquisition and Non-exempt Continuing Connected Transactions (including the applicable Annual Caps) described in this announcement.

GENERAL

At the request of the Company, trading in the H Shares on the Stock Exchange was suspended at 10:00 a.m. on 5 May 2008 pending the release of this announcement. Application has been made to the Stock Exchange for resumption of trading in the H Shares on the Stock Exchange from 9:30 a.m. on 26 May 2008.

This announcement includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibilities for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

The Directors are of the view that all information contained herein this announcement is accurate and complete in all material aspects and not misleading or deceptive which does not omit material facts of an unfavorable nature and is in compliance with the requirements of Rule 2.13(2) of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"ACCA"	Accounting Centre of China Aviation Limited Company (中國航空結算有限責任公司), a wholly-owned subsidiary of CTHC
"ACCA Continuing Connected Transactions"	the ongoing agreements and trading arrangements and the transactions contemplated thereunder between ACCA and Ya Ka and certain Connected Airlines respectively details of which are set out in Part B of this announcement

"Acquisition"	the acquisition of (i) the entire registered capital in ACCA and (ii) the Property pursuant to the Sale and Purchase Agreement
"Aggregated Continuing Connected Transactions"	The aggregated continuing connected transactions of the Enlarged Group as a result of the Acquisition
"Air China"	Air China Limited (中國國際航空股份有限公司), a subsidiary of China Holding
"Annual Caps"	the maximum aggregate annual value of each continuing connected transaction, as required by Rule 14A.35(2) of the Listing Rules
"Annual Report 2007"	the annual report of the Company for the year ended 31 December 2007
"Articles"	articles of association of the Company
"associate(s)"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of directors of the Company
"BSP Services"	provision of sales data processing and settlement service
"CAAC"	Civil Aviation Administration of China
"China Holding"	China National Aviation Holding Company (中國航空集團公司), a Shareholder and a promoter of the Company, and its subsidiaries
"Company"	TravelSky Technology Limited (中國民航信息網絡股份有限公司), a company established in the PRC, whose H Shares are listed on the Stock Exchange and whose American depositary shares are traded on the over-the-counter market in the United States
"Completion"	completion of the Acquisition

"Connected Airlines"	Southern Airlines, Eastern Airlines, Air China, Macau Airlines, Xiamen Airlines, Hainan Airlines, Shenzhen Airline, Shanghai Airlines, Shandong Airlines, Sichuan Airlines, all being connected persons of the Company
"connected person(s)"	has the meaning ascribed thereto under the Listing Rules
"Consideration Shares"	174,491,393 new Domestic Shares to be issued at the issue price of HK$6.39 per Share for the settlement of the consideration payable for the Acquisition pursuant to the Sale and Purchase Agreement
"Continuing Connected Transactions"	means the existing continuing connected transactions between the Group and CTHC and certain Connected Airlines respectively before Completion details of which are set out in Part C of this announcement
"CTHC"	China TravelSky Holding Company (中國民航信息集團公司), a company incorporated in the PRC, holding approximately 22.35% of the entire issued share capital of the Company as at the date of this announcement and is a promoter and a substantial shareholder of the Company
"Director(s)"	the director(s) of the Company
"Domestic Mail Revenue Accounting and Settlement Agreement"	an agreement dated 30 July 1997 between ACCA as the service provider and certain domestic airline companies in the PRC in relation to the provision of the Mail Revenue and Settlement Services
"Domestic Shares"	domestic shares of book value of RMB1.00 each in the share capital of the Company
"Eastern Airlines"	China Eastern Airlines Corporation Limited (中國東方航空股份有限公司), a subsidiary of Eastern Holding
"Eastern Holding"	China Eastern Air Holding Company (中國東方航空集團公司), a Shareholder and a promoter of the Company

"EGM"	an extraordinary general meeting Company to be convened for the purpose of considering, among others, the Sale and Purchase Agreement and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps), the notice of which will be set out in a circular to be despatched to the Shareholders
"Enlarged Group"	the Company and its subsidiaries after Completion
"Financial Adviser"	BOCI Asia Limited, the Company's financial adviser to the Company in respect of the Acquisition and the Non-exempt Continuing Connected Transactions and is a corporation licensed to conduct type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance
"Group"	the Company and its Subsidiaries
"H Shares"	Hong Kong listed shares of RMB1.00 each in the share capital of the Company
"Hainan Airlines"	Hainan Airlines Company Limited (海南航空股份有限公司), a Shareholder and a promoter of the Company, and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IATA"	The International Air Transport Association, an association incorporated in Canada
"IATA Agreement"	an agreement dated 27 March 2008 entered into between ACCA as the service supplier and IATA as authorised by, among other airlines, the Connected Airlines in relation to the provision of IATA BSP Services

"Independent Board Committee"	the independent committee of the Board established by the Company as required by Rule 14A.21 of the Listing Rules, comprising of Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim, all being independent non-executive Directors, to consider the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps) and to opine as to whether the terms of the Acquisition and the Non-exempt Continuing Connected Transactions (including the applicable Annual Caps) are fair and reasonable and in the interests of the Company and its Shareholders as a whole
"Independent Shareholders"	Shareholders other than each of CTHC, and any other materially interested parties and their respective associates (if any) in relation to the Acquisition and the Non-exempt Continuing Connected Transactions
"Independent Third Party/(ies)"	independent third party or parties and its/their ultimate beneficial owner(s) who is/are independent of the Company and is/are not the connected person(s) of the Company
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Macau Airlines"	Air Macau Company Limited (澳門航空股份有限公司), a subsidiary of Air China
"Non-exempt Continuing Connected Transactions"	the Aggregated Continuing Connected Transactions which require the approval of the Independent Shareholders at the EGM
"PRC"	the People's Republic of China
"Property"	a piece of land a site area of 5,332.54 sq.m. and 8 buildings erected thereon with a total gross floor area of 12,003.74 sq.m. located in No. 11 Dongxing Li, Chaoyang District, Beijing, the PRC
"Property Management Agreement"	the agreement between Ya Ka and ACCA dated 3 February 2008 in relation to the provision of office building property management services

"RMB"	Renminbi, the lawful currency of the PRC
"Sale and Purchase Agreement"	the sale and purchase agreement dated 5 May 2008 entered into between CTHC and the Company in relation to the Acquisition
"Shandong Airlines"	Shandong Airlines Company Limited (山東航空股份有限公司), a Shareholder and a promoter of the Company, and its subsidiaries
"Shanghai Airlines"	Shanghai Airlines Company Limited (上海航空股份有限公司), a Shareholder and a promoter of the Company, and its subsidiaries
"Share(s)"	the ordinary share(s) in the share capital of the Company, with a nominal value of RMB1.00 each
"Shareholder(s)"	the shareholders of the Company
"Shenzhen Airlines"	Shenzhen Airlines Company Limited (深圳航空有限責任公司), a Shareholder and a promoter of the Company, and its subsidiaries
"Sichuan Air Group"	Sichuan Air Group Company (四川航空集團公司), a Shareholder and a promoter of the Company, and its subsidiaries
"Sichuan Airlines"	Sichuan Airlines Company Limited (四川航空股份有限公司), a subsidiary of Sichuan Air Group
"Southern Airlines"	China Southern Airlines Company Limited (中國南方航空股份有限公司), a subsidiary of Southern Holding
"Southern Holding"	China Southern Air Holding Company (中國南方航空集團公司), a Shareholder and a promoter of the Company, and its subsidiaries
"sq.m."	square meter(s)
"Stock Exchange"	the Stock Exchange of Hong Kong Limited

"substantial shareholder"	has the meaning ascribed thereto under the Listing Rules
"Xiamen Airlines"	Xiamen Airlines Company Limited (廈門航空有限公司), a Shareholder and a promoter of the Company, and its subsidiaries
"Ya Ka"	Beijing Ya Ka Jing Cheng Property Management Company (北京亞卡精誠物業管理中心), a wholly-owned subsidiary of CTHC
"%"	per cent.

In this announcement, certain amounts quoted in RMB should be translated into Hong Kong dollars at the reference rate of RMB1.00 to HK$1.115 for information purpose only. Such translation should not be construed as a representation that the relevant amounts have been, could have been or could be, converted at that or any other rate or at all.

For reference purposes only, the Chinese names of the PRC entities, authorities or facilities have been translated into English in this announcement. In the event of any discrepancies between the Chinese names of these PRC entities, authorities or facilities and their respective English translations, the Chinese version shall prevail.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, PRC, 26 May 2008

As at the date of this announcement, the Board comprises:

Executive Directors:	*Mr. Xu Qiang (Chairman), Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;*
Non-executive Directors:	*Mr. Wang Quanhua, Mr. Luo Chaogeng, Mr. Gong Guokui, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian;*
Independent non-executive Directors:	*Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim.*

(Stock Code: 0696)

CLARIFICATION ANNOUNCEMENT

The board of directors (the "**Board**") of TravelSky Technology Limited (the "**Company**") refers to the announcement in relation to, amongst other matters, a major connected transaction and continuing connected transactions dated 26 May 2008 (the "**Announcement**") and the circular despatched to its shareholders on 16 June 2008, (the "**Circular**") whose English and Chinese versions were published on the websites of the Stock Exchange on 26 May 2008 and 15 June 2008 respectively. Terms used herein shall have the same meanings as those defined in the Announcement and the Circular, unless otherwise stated.

Due to there being a typographical error made to the Announcement, certain information in relation to the proposed Annual Caps of the ACCA Continuing Connected Transactions by reference to each category of service as shown in the tables on page 21 to page 22 of the Announcement was inconsistent with the tables as shown on page 22 to page 23 of the Circular. The Board would like to clarify the errors appeared on the Announcement and announce that the correct information had been amended to the Circular which is shown as below:

	Historical transaction amount (by reference to each category of service)					
	for the year ended 31 December 2005		for the year ended 31 December 2006		for the year ended 31 December 2007	
		Equivalent to		*Equivalent to*		*Equivalent to*
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Property Management Services	8,408	9,375	8,256	9,205	8,343	9,302
Type 1 — Systems Development and Support Services	77,589	86,512	82,284	91,747	88,173	98,313

Type 2 — Passenger and Cargo Revenue Accounting and Settlement Services	63,295	70,574	70,173	78,243	69,608	77,613
Type 3 — Domestic Mail Revenue Accounting and Settlement Services	5,729	6,388	6,617	7,378	7,602	8,476
Type 4 — BSP Services	29,781	33,206	35,983	40,121	44,653	49,788

	Proposed Annual Caps (by reference to each category of service)					
	for the year ending 31 December 2008		for the year ending 31 December 2009		for the year ending 31 December 2010	
		Equivalent to		*Equivalent to*		*Equivalent to*
	RMB'000	*HK$'000*	*RMB'000*	*HK$'000*	*RMB'000*	*HK$'000*
Property Management Services	4,990	5,564	5,739	6,399	6,599	7,358
Type 1 — Systems Development and Support Services	105,808	117,976	126,968	141,569	152,364	169,886
Type 2 — Passenger and Cargo Revenue Accounting and Settlement Services	83,394	92,984	99,939	111,432	119,795	133,571
Type 3 — Domestic Mail Revenue Accounting and Settlement Services	9,503	10,596	11,878	13,244	14,847	16,554
Type 4 — BSP Services	58,048	64,724	75,464	84,142	98,103	109,385

Save as disclosed in the above, the Company confirms that all information and financial figures as contained in the Circular are correct in all material aspects. The aforesaid typographical errors were inadvertently made and the Board apologises for any inconvenience so caused.

Made by the order of the Board, the Directors individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, PRC, 17 June 2008

As at the date of this announcement, the Board comprises:

Executive Directors	:	Mr. Xu Qiang (Chairman), Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors	:	Mr. Wang Quanhua, Mr. Luo Chaogeng, Mr. Gong Guokui, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian;
Independent non-executive Directors	:	Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim.

END

END

Made by the order of the Board, the Directors individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board
TravelSky Technology Limited
Xu Qiang
Chairman

Beijing, PRC, 17 June 2008

As at the date of this announcement, the Board comprises:

Executive Directors	:	Mr. Xu Qiang (Chairman), Mr. Zhu Xiaoxing, Mr. Ding Weiping and Mr. Song Jinxiang;
Non-executive Directors	:	Mr. Wang Quanhua, Mr. Luo Chaogeng, Mr. Gong Guokui, Mr. Rong Gang, Mr. Sun Yongtao, Mr. Liu Dejun, Mr. Xia Yi and Mr. Song Jian;
Independent non-executive Directors	:	Mr. Yick Wing Fat, Simon, Mr. Yuan Yaohui and Mr. Chua Keng Kim.

END